Form 20-F
period 2018-12-31
Spotify Technology S.A.
filed 2019-02-12
CIK 1639920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38438

Spotify Technology S.A.

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation)

42-44, avenue de la Gare

L- 1610 Luxembourg

Grand Duchy of Luxembourg

(address of principal executive offices)

Horacio Gutierrez

General Counsel

45 West 18th Street, 7th Floor

New York, New York 10011

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares (par value of €0.000625 per share)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 180,856,081 Ordinary Shares, par value €0.000625 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards  provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

Certain Defined Terms

In this report, unless the context otherwise requires, references to “Company,” “we,” “us,” “our,” and “Spotify” refer to Spotify Technology S.A. and its direct and indirect subsidiaries on a consolidated basis.

Note on Presentation

Currency

All references in this report to (i) “Euro,” “EUR,” or “€” are to the currency of the member states participating in the European Monetary Union, and (ii) “U.S. dollar,” “USD,” or “$” are to the currency of the United States. Our reporting currency is the Euro.

Presentation of Financial Information

In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we prepare our consolidated financial statements on a historical cost basis, except for our securities, long term investments, Convertible Notes (as defined herein), and derivative financial instruments, which have been measured at fair value.

The financial information included in this report for the year ended December 31, 2014 has been presented without the retrospective application of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), and may not be comparable to the years ended December 31, 2018, 2017, 2016, and 2015.

Non-IFRS Financial Measures

In this report, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.

The non-IFRS financial measures used in this report are EBITDA and Free Cash Flow. For a discussion of EBITDA and Free Cash Flow and a reconciliation of each to their most closely comparable IFRS measures, see “Item 3.A. Selected Financial Data.”

Rounding

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Forward-looking Statements

This report contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•	our ability to attract prospective users and to retain existing users;
•	our dependence upon third-party licenses for sound recordings and musical compositions;
•	our lack of control over the providers of our content and their effect on our access to music and other content;
•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;
•	our ability to comply with the many complex license agreements to which we are a party;
•	our ability to accurately estimate the amounts payable under our license agreements;
•	the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;
•	our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;
•	potential breaches of our security systems;
•	assertions by third parties of infringement or other violations by us of their intellectual property rights;
•	competition for users and user listening time;
•	our ability to accurately estimate our user metrics and other estimates;
•	risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;
•	changes in legislation or governmental regulations affecting us;
•	ability to hire and retain key personnel;
•	our ability to maintain, protect, and enhance our brand;
•	risks associated with our international expansion, including difficulties obtaining rights to stream music on favorable terms;
•	risks relating to the acquisition, investment, and disposition of companies or technologies;
•	dilution resulting from additional share issuances;
•	tax-related risks;
•	the concentration of voting power among our founders who have and will continue to have substantial control over our business;
•	risks related to our status as a foreign private issuer;
•	international, national or local economic, social or political conditions; and
•	risks associated with accounting estimates, currency fluctuations and foreign exchange controls.

Other sections of this report describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. See “Item 3.D. Risk Factors.”

You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different and worse from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

Summary of Consolidated Financial and Other Data

The following consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the section of this report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this report.

The consolidated financial and other data for the years ended December 31, 2018, 2017, and 2016 and as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this report. We prepared our consolidated financial statements for the years ended December 31, 2018, 2017, and 2016 in accordance with IFRS as issued by the IASB. Please read Note 2 to the consolidated financial statements included elsewhere in this report. Our consolidated financial statements and the notes thereto and other data for the years ended December 31, 2015 and 2014 and as of December 31, 2016, 2015, and 2014 are not included elsewhere in this report. Data as of and for the year ended December 31, 2014 has been presented without the retrospective application of IFRS 15 and may not be comparable to the years ended December 31, 2018, 2017, 2016, and 2015.

Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in € millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	5,259	4,090	2,952	1,940	1,085
Cost of revenue	3,906	3,241	2,551	1,714	911
Gross profit	1,353	849	401	226	174
Research and development	493	396	207	136	114
Sales and marketing	620	567	368	219	184
General and administrative	283	264	175	106	67
	1,396	1,227	750	461	365
Operating loss	(43)	(378)	(349)	(235)	(191)
Finance income	455	118	152	36	28
Finance costs	(584)	(974)	(336)	(26)	(19)
Share in (losses)/earnings of associate	(1)	1	(2)	—	—
Finance income/(costs) - net	(130)	(855)	(186)	10	9
Loss before tax	(173)	(1,233)	(535)	(225)	(182)
Income tax (benefit)/expense	(95)	2	4	5	6
Net loss attributable to owners of the parent	(78)	(1,235)	(539)	(230)	(188)
Net loss per share attributable to owners of the parent(1)
Basic	(0.44)	(8.14)	(3.63)	(1.62)	(1.40)
Diluted	(0.51)	(8.14)	(3.63)	(1.62)	(1.40)
Weighted-average ordinary shares outstanding(1)
Basic	177,154,405	151,668,769	148,368,720	141,946,600	134,408,240
Diluted	181,210,292	151,668,769	148,368,720	141,946,600	134,408,240
Consolidated Statement of Cash Flows Data:
Net cash flows from/(used in) operating activities	344	179	101	(38)	(74)
Net cash flows used in investing activities	(22)	(435)	(827)	(67)	(21)
Net cash flows from financing activities	92	34	916	476	65
Net increase/(decrease) in cash and cash equivalents	414	(222)	190	371	(30)
Selected Other Data (unaudited):
EBITDA(2)	(11)	(324)	(311)	(205)	(172)
Free Cash Flow(2)	209	109	73	(92)	(94)

	As of December 31,
	2018	2017	2016	2015	2014
	(in € millions)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	891	477	755	597	206
Short term investments	915	1,032	830	—	—
Working capital	99	38	689	73	73
Total assets	4,336	3,107	2,100	1,051	474
Convertible Notes	—	944	1,106	—	—
Total equity/(deficit) attributable to owners of the parent	2,094	238	(240)	229	36

(1)

See Note 11 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to owners of the parent as well as our basic and diluted weighted-average ordinary shares outstanding.

(2)

We define EBITDA as net income/(loss) attributable to owners of the parent before finance income/(costs)—net, income tax (benefit)/expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by International Accounting Standards Board (“IASB”) in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash flows from/(used in) operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from/(used in) operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this report.

Set forth below is a reconciliation of EBITDA to net loss attributable to owners of the parent and a reconciliation of Free Cash Flow to net cash flows (used in)/from operating activities, in each case, for the periods presented:

EBITDA:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in € millions)
Net loss attributable to owners of the parent	(78)	(1,235)	(539)	(230)	(188)
Finance (income)/costs—net	130	855	186	(10)	(9)
Income tax (benefit)/expense	(95)	2	4	5	6
Depreciation and amortization	32	54	38	30	19
EBITDA	(11)	(324)	(311)	(205)	(172)

Free Cash Flow:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in € millions)
Net cash flows from/(used in) operating activities	344	179	101	(38)	(74)
Capital expenditures	(125)	(36)	(27)	(44)	(16)
Change in restricted cash	(10)	(34)	(1)	(10)	(4)
Free Cash Flow	209	109	73	(92)	(94)

B. Capitalization and Indebtedness.

Not applicable

C. Reasons for the Offer and Use of Proceeds.

Not applicable

D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully read and consider the following risks, along with the other information included in this Annual Report on Form 20-F. If any of the risks actually occur, our business, results of operations, financial condition, and cash flow could be materially impaired. The risks described below are not the only ones that we may face. Additional risks that are not currently known to us or that we currently consider immaterial may also impair our business, operating results, or financial condition. The trading price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining and expanding our total user base, increasing advertising revenue by effectively monetizing the user base of our ad-supported service (“Ad-Supported Service”), and increasing the number of subscribers to our premium service (“Premium Service”, and together with the Ad-Supported Service, the “Service”). We must convince prospective users of the benefits of our Service and our existing users of the continuing value of our Service. Our ability to attract new users, retain existing users, and convert users of our Ad-Supported Service (“Ad-Supported Users”) to subscribers to our Premium Service (“Premium Subscribers”) depends in large part on our ability to continue to offer leading technologies and products, compelling content, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing Service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our Service, attract and retain users, and increase our Premium Subscribers may be adversely affected.

In addition, in order to increase our advertising revenue, we also seek to increase the listening time that our Ad-Supported Users spend on our Ad-Supported Service. The more content users stream on the Ad-Supported Service, the more advertising inventory we generally have to sell. Further, growth in our Ad-Supported User base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that maximizes our advertising customers’ return on investment and, ultimately, allows us to better demonstrate the effectiveness of our advertising solutions and justifies a pricing structure that is advantageous for us. If we fail to grow our Ad-Supported User base, the amount of content streamed, and the listening time spent by our Ad-Supported Users, we may be unable to grow Ad-Supported revenue. Moreover, given that Premium Subscribers are sourced primarily from the conversion of our Ad-Supported Users to Premium Subscribers, any failure to grow our Ad-Supported User base or convert Ad-Supported Users to Premium Subscribers may negatively impact our revenue.

In order to increase our Ad-Supported Users and our Premium Subscribers, we will need to address a number of challenges, including:

•	improving our Ad-Supported Service;
•	providing users with a consistently high-quality and user-friendly experience;
•	continuing to curate a catalog of content that consumers want to engage with on our Service;
•	continuing to innovate and keep pace with changes in technology and our competitors; and
•	maintaining and building our relationships with the makers of consumer products such as mobile devices.

Failure to overcome any one of these challenges could have a material adverse effect on our business, operating results, and financial condition.

Moreover, the provisions of certain of our license agreements may require consent to implement improvements to, or otherwise change, our Ad-Supported Service. We may not be able to obtain consent from our rights holders to add additional features and functionality to our Ad-Supported Service or our rights holders may be delayed in providing such consent, which may hinder our ability to be responsive to our Ad-Supported User’s tastes and preferences and may make us less competitive with other services.

We depend upon third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.

To secure the rights to stream sound recordings and the musical compositions embodied therein, we enter into license agreements to obtain licenses from rights holders such as record labels, aggregators, artists, music publishers, performing rights organizations, collecting societies, and other copyright owners or their agents, and pay royalties to such parties or their agents around the world. We cannot guarantee that our efforts to obtain all necessary licenses to stream sound recordings and the musical compositions embodied therein will be successful, nor that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that we are required to pay pursuant to them, may change as a result of changes in our bargaining power, the industry, or the law, or for other reasons. Increases in royalty rates or changes to other terms of these licenses may materially impact our business, operating results, and financial condition.

We enter into license agreements to obtain rights to stream sound recordings, including from the major record labels who hold the rights to stream a significant number of sound recordings—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Music and Entertainment Rights Licensing Independent Network (“Merlin”), which represents the digital rights on behalf of numerous independent record labels. If we fail to obtain these licenses, the size and quality of our catalog may be materially impacted and our business, operating results, and financial condition could be materially harmed.

We generally obtain licenses for two types of rights with respect to musical compositions: mechanical rights and public performance rights.

With respect to mechanical rights, in the United States, the rates we pay are, to a significant degree, a function of a ratemaking proceeding conducted by an administrative agency called the Copyright Royalty Board. The rates that the Copyright Royalty Board set apply both to compositions that we license under the compulsory license in Section 115 of the Copyright Act of 1976 (the “Copyright Act”), and to a number of direct licenses that we have with music publishers for U.S. rights, in which the applicable rate is generally pegged to the statutory rate set by the Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords III Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its final written determination in November 2018. Based on management’s estimates and forecasts for the next two fiscal years, we currently believe that the rates will not materially impact our business, operating results, and financial condition. The rates set by the Copyright Royalty Board may still be modified if a party appeals the determination and it is overturned in the appeals process. The rates set by the Copyright Royalty Board are also subject to further change as part of future Copyright Royalty Board proceedings. If any such rate change increases our content acquisition costs and impacts our ability to obtain content on pricing terms favorable to us, it could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable.

In the United States, public performance rights are generally obtained through intermediaries known as performing rights organizations (“PROs”), which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. The royalty rates available to us today may not be available to us in the future. Licenses provided by two of these PROs, the American Society of Composers, Authors and Publishers (“ASCAP”) and Broadcast Music, Inc. (“BMI”), cover the majority of the music we stream and are governed by consent decrees relating to decades-old litigations. In 2018, the U.S. Department of Justice indicated that it was reviewing the relevance and need of these consent decrees. Changes to the terms of or interpretation of these consent decrees, including the dissolution of the consent decrees, could affect our ability to obtain licenses from these PROs on favorable terms, which could harm our business, operating results, and financial condition. In addition, an increase in the number of compositions that must be licensed from PROs that are not subject to the consent decrees, or from copyright owners that have withdrawn public performance rights from the PROs, could likewise impede our ability to license public performance rights on favorable terms.

In other parts of the world, including Europe, Asia, and Latin America, we obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. We cannot guarantee that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions we make available to our users in such countries. In Asia and Latin America, we are seeing a trend of movement away from blanket licenses from copyright collectives, which is leading to a fragmented copyright licensing landscape.

Publishers, songwriters, and other rights holders choosing not to be represented by collecting societies could adversely impact our ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including by increasing the costs of licensing such musical compositions, or subjecting us to significant liability for copyright infringement. In addition, in markets that lack collecting society infrastructure, such as in the Middle East and parts of Africa, it is extremely difficult to identify who owns the publishing rights in the content we stream. This practical obstacle creates additional risk exposure as there inevitably will be licensing gaps in the content we stream.

There is also no guarantee that we have all of the licenses we need to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify. See also “—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

Even when we are able to enter into license agreements with rights holders, we cannot guarantee that such agreements will continue to be renewed indefinitely. For example, from time to time, our license agreements with certain rights holders and/or their agents may expire while we negotiate their renewals and, per industry custom and practice, we may enter into brief (for example, month-, week-, or even days-long) extensions of those agreements and/or continue to operate as if the license agreement had been extended, including by our continuing to make music available. During these periods, we may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on our business and could lead to potential copyright infringement claims.

It is also possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition, and results of operations.

We have no control over third-party providers of our content. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content.

We rely on various rights holders, over whom we have no control, for the content we make available on our Service. We cannot guarantee that these parties will always choose to license to us.

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and Merlin, makes up the majority of music consumed on our Service. For the year ended December 31, 2018, this content accounted for approximately 85% of streams. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us, which could have a material adverse effect on our financial condition and results of operations. Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on those record labels or copyright owners or other third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service. To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

Since our inception in April 2006, we have incurred significant operating losses and, as of December 31, 2018, had an accumulated deficit of €2,505 million. For the years ended December 31, 2018, 2017, and 2016, our operating losses were €43 million, €378 million, and €349 million, respectively. We have incurred significant costs to license content and continue to pay royalties to record labels, publishers, and other copyright owners for such content. We cannot assure you that we will generate sufficient revenue from the sale of our Premium Service and advertising for our Ad-Supported Service to offset the cost of our content and these royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty expenses, associated with our Service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

Furthermore, we cannot assure you that the growth in revenue we have experienced over the past few years will continue at the same rate or even continue to grow at all. We expect that, in the future, our revenue growth rate may decline because of a variety of factors, including increased competition and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance may be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

•	securing top quality audio and video content from leading record labels, distributors, and aggregators, as well as the publishing right to any underlying musical compositions;
•	creating new forms of original content;
•	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;
•	research and development, including investments in our research and development team and the development of new features;
•	sales and marketing, including a significant expansion of our field sales organization;
•	international expansion in an effort to increase our member base, engagement, and sales; and
•	general administration, including legal and accounting expenses, related to being a public company.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

We are a party to many license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Many of our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•	meet certain user and conversion targets in order to secure certain licenses and royalty rates;
•	calculate and make payments based on complex royalty structures, which requires tracking usage of content on our Service that may have inaccurate or incomplete metadata necessary for such calculation;
•	provide periodic reports on the exploitation of the content;
•	represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;
•	provide advertising inventory;
•	comply with certain marketing and advertising restrictions; and
•	comply with certain security and technical specifications.

Many of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of our license agreements also include so-called “most favored nations” provisions, which require that certain terms (including potentially the material terms) of such agreements are no less favorable than those provided in our agreements with any other similarly situated licensor. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. Additionally, some of our license agreements require consent to undertake certain business initiatives and, without such consent, our ability to undertake new business initiatives may be limited. This could hurt our competitive position.

If we materially breach any of these obligations or any other obligations set forth in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, operating results, and financial condition. We have entered into settlement agreements requiring us to make substantial payments in the past, and may do so in the future, as a result of claims that we are in breach of certain provisions in, or have exceeded the scope of, our license agreements.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.

Under our license agreements and relevant statutes, we must pay all required royalties to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the type of content streamed, the country in which it is streamed, the service tier such content is streamed on, the amount of revenue generated by the streaming of the content, the identity of the license holder to whom royalties are owed, the current size of our user base, our current ratio of Ad-Supported Users to Premium Subscribers, the applicability of any most favored nations provisions, and any applicable advertising fees and discounts, among other variables. Additionally, we have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Moreover, for minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. Additionally, we also have license agreements that include so-called “most favored nations” provisions that require that the material terms of such agreements are the most favorable material terms provided to any music licensor, which, if triggered, could cause our royalty payments under those agreements to escalate substantially. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms.

We cannot assure you that the internal controls and systems we use to determine royalties payable will always be effective. We have in the past identified a material weakness in our internal controls relating to rights holder liabilities and may identify additional material weaknesses in the future. See “—We identified a material weakness in our internal control over financial reporting at December 31, 2018 and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.” As a result, we may underpay/under-accrue or overpay/over-accrue the royalty amounts payable to record labels, music publishers, and other copyright owners. Underpayment could result in (i) litigation or other disputes with record labels, music publishers, and other copyright owners, (ii) the unexpected payment of additional royalties in material amounts, and (iii) damage to our business relationships with record labels, music publishers, other copyright owners, and artists and/or artist groups. If we overpay royalties, we may be unable to reclaim such overpayments, and our profits will suffer. Failure to accurately pay our royalties may adversely affect our business, operating results, and financial condition.

Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) contain minimum guarantees and/or require that we make minimum guarantee payments. As of December 31, 2018, we have estimated future minimum guarantee commitments of €0.7 billion. Such minimum guarantees related to our content acquisition costs are not always tied to our number of users, active users, Premium Subscribers, or the number of sound recordings and musical compositions used on our Service. Accordingly, our ability to achieve and sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased sales of Premium Service and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements that contain minimum guarantees is typically between one and two years, but our Premium Subscribers may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our Premium Service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

We rely on estimates of the market share of licensable content controlled by each content provider, as well as our own user growth and forecasted advertising revenue, to forecast whether such minimum guarantees could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that these revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such minimum guarantees, our margins may be materially and adversely affected.

Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is often unavailable to us or difficult or, in some cases, impossible for us to obtain, sometimes because it is withheld by the owners or administrators of such rights. We currently rely on the assistance of third parties to determine this information. If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings, it may be difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders.

In the United States, we also rely on the assistance of third parties to issue notices of intent (“NOIs”) to obtain a compulsory license under Section 115 of the Copyright Act to those copyright owners with whom we do not have a direct license agreement. The enactment of the Music Modernization Act (“MMA”) in October 2018 amended the process to obtain a compulsory license under Section 115 of the Copyright Act. In particular, from October 2018 through December 31, 2020, to the extent we do not have a direct license and cannot locate the owner of a composition, the law no longer provides a mechanism for us to obtain a compulsory license, but instead provides a limitation of liability under which our only liability for the reproduction and/or distribution of such compositions is the royalty rate set by the U.S. Copyright Royalty Board. That limitation of liability is contingent upon following various procedural steps outlined in the MMA and there is a risk that we can be found to not have properly followed those steps. Beginning on January 1, 2021, the MMA will provide a blanket license to reproduce and/or distribute musical compositions on our service. See “—We depend upon third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.”

The lack of comprehensive and accurate ownership information or the inability to determine which musical compositions correspond to specific sound recordings can cause difficulties in issuing NOIs to the correct parties (including the United States Copyright Office prior to the enactment of the MMA) or serving NOIs in a timely manner and can otherwise cause difficulties in obtaining licenses. This could lead to a reduction of sound recordings available to be streamed on our Service, adversely impacting our ability to retain and expand our user base, and could make it difficult to ensure that we are fully licensed.

These challenges, and others concerning the licensing of musical compositions embodied in sound recordings on our Service, may subject us to significant liability for copyright infringement, breach of contract, or other claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings.”

New copyright legislation enacted in the United States may increase the costs and/or difficulty of music licensing.

The recently enacted MMA makes a number of significant changes to the legal regime governing music licensing in the United States. This legislation could, when fully implemented, increase the cost and/or difficulty of obtaining the necessary music licenses. The legislation must initially be implemented by the responsible government agencies: the United States Copyright Office and the Copyright Royalty Board. If there is a delay in the adoption of new regulations, or if the rules adopted are burdensome, it may make it more challenging for us to obtain the necessary licenses. In addition, the Copyright Office must select an entity to serve as the “mechanical licensing collective” (“MLC”) to collect mechanical licensing payments from digital music services and distribute them to the correct copyright owners. We do not know what entity will be selected to operate as the MLC or how the MLC will operate. If the MLC is not selected in a timely fashion, or if the MLC cannot carry out its duties, we may be unable to obtain the necessary licenses. Digital music services will also be collectively responsible for paying an administrative fee, established by the Copyright Royalty Board, to fund the MLC’s operations. The amount of that administrative fee is presently unknown, and could significantly add to our costs for obtaining content.

Additionally, the legislation makes various changes in the rules and procedures of the “rate courts” that set royalty rates paid to ASCAP and BMI for performance licenses covering musical compositions.  It changes the mechanism by which judges are assigned to hear rate-setting disputes. It also eliminates a provision barring the introduction of sound recording royalty rates in rate court proceedings. The precise effect of these changes is uncertain, but it could lead the rate courts to adopt less favorable terms for performance licenses in the future, which could negatively harm our business, operating results, and financial condition.

The legislation also gives copyright owners a new federal digital performance right for sound recordings made prior to February 15, 1972, which were previously governed exclusively by state laws. We must ensure that our license agreements for the right to stream sound recordings encompass this new federal right. If we fail to do so, the size and quality of our catalog may be materially impacted and our business, operating results, and financial condition could be materially harmed.

If our security systems are breached, we may face civil liability and/or statutory fines and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain Premium Subscribers, Ad-Supported Users, advertisers, content providers, and other business partners.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our users, including credit card and debit card information and other personal data about our users, business partners, and employees. Like all internet services, our Service, which is supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. We cannot assure you that the systems and processes that we have designed to protect our data and our users’ data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

In addition, if an actual or perceived breach of security occurs to our systems or a third party’s systems, we may face regulatory or civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. In Europe, we also may be required to notify European Data Protection Authorities, within strict time periods, about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of the affected individuals. We may also be required to notify the affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and have to comply with the notification obligations set out above.

Any failure, or perceived failure, by us to maintain the security of data relating to our users, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities, data protection authorities, or others, all of which could result in litigation and financial losses, and could potentially cause us to lose users, advertisers, and revenues. Any of these events could have a material adverse effect on our business, operating results, and financial condition and could cause our stock price to drop significantly.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Our ability to provide our Service is dependent upon our ability to license intellectual property rights to audio and visual content, including sound recordings and any musical compositions embodied therein, as well as related content, such as album cover art and artist images. Various laws and regulations govern the copyright and other intellectual property rights associated with audio and visual content, including sound recordings and musical compositions. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. See “—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.” Moreover, while we may often be able to seek indemnities from our licensors with respect to infringement claims that may relate to the content they provide to us, such indemnities may not be sufficient to cover the associated liability if the licensor at issue does not have adequate financial resources.

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in territories where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Moreover, we rely on multiple software programmers to design our proprietary technologies, and we regularly contribute software source code under “open source” licenses and have made technology we developed available under open source licenses. We cannot assure you that our efforts to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products will always be successful, as we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not used software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

Finally, some of the content offered on our Service is generated by our users, subjecting us to heightened risk of claims of intellectual property infringement by third parties if users do not obtain the appropriate authorizations from rights holders. While we may avail ourselves of various legal safe harbors related to third-party content, we cannot be certain that courts will always agree that these safe harbors apply. We also face a risk that the laws related to these safe harbors or the removal of content could change. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including our intellectual property rights underlying our Service. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection and we are still early in the process of securing our intellectual property rights. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song recommendation technology or other technology, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

We currently own the www.spotify.com internet domain name and various other related domain names. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our Service within that country or, in extreme cases, to elect not to offer our Service in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

We face and will continue to face competition for Ad-Supported Users, Premium Subscribers, and user listening time.

We compete for the time and attention of our users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation.

We compete with providers of on-demand music, which is purchased or available for free and playable on mobile devices and in the home. These forms of media may be purchased, downloaded, and owned, such as iTunes audio files, MP3s, or CDs, or accessed from subscription or free online on-demand offerings by music providers or content streams from other online services. We face increasing competition for users from a growing variety of businesses, including other subscription music services around the world, many of which offer services that seek to emulate our Service, that deliver music content over the internet, through mobile phones, and through other wireless devices. Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we seek to penetrate.

We also compete with providers of internet radio both online and through connected mobile devices. These internet radio providers may offer more extensive content libraries than we offer and some may be offered internationally more broadly than our Service. In addition, internet radio providers may leverage their existing infrastructure and content libraries, as well as their brand recognition and user base, to augment their services by offering competing on-demand music features to provide users with more comprehensive music service delivery choices.

Our competitors also include terrestrial radio, satellite radio, and online radio. Terrestrial radio providers often offer their content for free, are well-established and accessible to consumers, and offer media content that we currently do not offer. In addition, many terrestrial radio stations have begun broadcasting digital signals, which provide high-quality audio transmission. Satellite radio providers, such as Sirius XM and iHeartRadio, may offer extensive and exclusive news, comedy, sports and talk content, and national signal coverage.

We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand music distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that our users and advertisers may view as superior. Furthermore, Amazon Prime, Apple Music, Deezer, Google Play Music, YouTube Music, Joox, Pandora, SoundCloud, and others have competing services, which may negatively impact our business, operating results, and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with music and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which we compete. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. If other competitors that own application store platforms and competitive services adopt similar practices, we may be similarly impacted. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also compete for users based on our presence and visibility as compared with other businesses and platforms that deliver music content through the internet and mobile devices. We face significant competition for users from companies promoting their own digital music content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. Mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile application was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our Spotify mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential users away from our Service and toward those of our competitors. In addition, some of our competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, creating a visibility advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence and visibility online, on mobile devices, and in application stores, our number of Premium Subscribers and songs streamed on our Service may fail to increase or may decline and our subscription fees and advertising sales may suffer. See “—If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.”

We compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites, and mobile applications, as well as traditional advertising channels such as terrestrial radio and television.

Large internet companies with strong brand recognition, such as Facebook, Google, Amazon, and Twitter, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and web and mobile traffic that provide a significant competitive advantage and have a significant impact on pricing for internet advertising and web and mobile traffic. Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from achieving or maintaining profitability.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to, our monthly active users (“MAUs”), Content Hours, Content Hours Per MAU, Ad-Supported MAUs, Premium average revenue per user (“ARPU”), Premium Churn, and Premium Subscribers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our Service is used across large populations globally. For example, we believe that while there are individuals who have multiple Spotify accounts, which we treat as multiple users for purposes of calculating our active users, there are also Spotify accounts that are used by more than one person. Accordingly, the calculations of our active users may not reflect the actual number of people using our Service. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology, including improvements in our ability to identify and/or address previously undetected undesirable user behaviors. We cannot assure you that our efforts to improve our estimates of user base and to identify and/or address undesirable user behaviors will be successful, and these efforts could result in the removal of certain user accounts and/or a reduction in MAUs or other metrics.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies, including expending resources to implement unnecessary business measures or failing to take required actions to attract a sufficient number of users to satisfy our growth strategies.

In addition, advertisers generally rely on third-party measurement services to calculate metrics related to our advertising business, and these third-party measurement services may not reflect our true audience. Some of our demographic data also may be incomplete or inaccurate because users self-report their names and dates of birth. Consequently, the personal data we have may differ from our users’ actual names and ages. If advertisers, partners, or investors do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be seriously harmed. See “—We rely on advertising revenue from our Ad-Supported Service, and any failure to convince advertisers of the benefits of our Ad-Supported Service in the future could harm our business, operating results, and financial condition,” “—We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition. Fraudulent streams and potentially associated fraudulent user accounts or artists may cause us to overstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly,” and “—We are at risk of attempts to manipulate or exploit our software for the purpose of gaining or providing  unauthorized access to certain features of our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition.”

We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition. Fraudulent streams and potentially associated fraudulent user accounts or artists may cause us to overstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.

We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for rights holders or to influence placement of content on Spotify-created playlists or industry music charts. These potentially fraudulent streams may also involve the creation of non-bona fide user accounts or artists. For example, we have detected instances of botnet operators creating fake user accounts to stream specific content repeatedly, thereby generating revenue each time the content is streamed or increasing its visibility on our or third-party charts. We use a combination of algorithms and manual review by employees to detect fraudulent streams and aim to remove fake user accounts created for the above purposes and filter them out from our metrics on an ongoing basis. However, we may not be successful in detecting, removing, and addressing all fraudulent streams and any related user accounts. If in the future we fail to successfully detect, remove, and address fraudulent streams and associated user accounts, it may result in the manipulation of our data, including the key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with rights holders and advertisers. In addition, once we detect, correct, and disclose fraudulent streams and associated user accounts, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect key performance indicators and undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

We are at risk of attempts to manipulate or exploit our software for the purpose of gaining or providing unauthorized access to certain features of our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition.

We have in the past been, and continue to be, impacted by attempts by third parties to manipulate or exploit our software for the purpose of gaining or providing unauthorized access to certain features of our Service. For example, we have detected instances of third parties seeking to provide mobile device users a means to suppress advertisements without payment and gain access to features only available to the Ad-Supported Service on tablets and desktop computers. If we fail to successfully detect and address such issues, it may have artificial effects on our key performance indicators, such as Content Hours, Content Hours per MAU, and MAUs, which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationship with rights holders and advertisers. The discovery or development of any new method to gain unauthorized access to certain features of our Service, such as through the exploitation of software vulnerabilities, and the sharing of any such method among third parties, may increase the level of unauthorized access (and the attendant negative financial impact described above). We cannot assure you we will be successful in finding ways to effectively address unauthorized access achieved through any such method. Additionally, compared to our Ad-Supported Users, individuals using unauthorized versions of our application may be less likely to convert to Premium Subscribers. Moreover, once we detect and disable such unauthorized access, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect our key performance indicators and could undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

Our business is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of our business or other unfavorable developments may adversely affect our business, operating results, and financial condition.

We are an international company that is registered under the laws of Luxembourg, with offices and/or operations in 78 countries and territories around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. It is also likely that if our business grows and evolves and our solutions are used more globally, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

We are subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations include, but are not limited to, labor, advertising and marketing, real estate, taxation, user privacy, data collection and protection, intellectual property, anti-corruption, anti-money laundering, foreign exchange controls, antitrust and competition, electronic contracts, telecommunications, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access, and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction in which we are subject to regulation, as existing laws and regulations governing issues such as intellectual property, privacy, taxation, and consumer protection, among others, are constantly changing. The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, certain jurisdictions have implemented or are contemplating implementing laws that may negatively impact our automatic renewal structure or our free or discounted trial incentives. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Moreover, as internet commerce continues to evolve, increasing regulation by U.S. federal and state agencies and other international regulators becomes more likely and may lead to more stringent consumer protection laws, which may impose additional burdens on us. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease user demand for our Service and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise our compliance costs, and result in additional historical or future liabilities for us, resulting in material adverse impacts on our business, operating results, and financial condition.

We continued to have a material weakness in our internal control over financial reporting at December 31, 2018, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

For the year ended December 31, 2015, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weakness relates to accounting for rights holder liabilities. This remains a material weakness as of the date of this report. We cannot assure you that the measures we have taken to remediate our material weakness—including the hiring of additional accounting, finance, system engineers and data analysts, and the implementation of new controls, processes, and technologies governing the calculation, processing, reconciliations, and analysis of right holder liabilities—will be successful in eliminating our material weakness. We also cannot assure you that additional material weaknesses that we have not as yet identified do not exist or that additional material weaknesses will not occur in the future. Any such additional material weakness could materially adversely affect our business, operating results, and financial condition.

Neither we nor our registered public accounting firm have performed an assessment or audit, respectively, of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As a new public company, we will be required to assess our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act in connection with our next annual report filed with the U.S. Securities and Exchange Commission (the “SEC”), and our auditors will be required to provide an opinion on the effectiveness of our internal control over financial reporting.

In light of the control deficiencies and the resulting material weakness that were identified as a result of the limited procedures performed, we believe that it is possible that, had we and our registered public accounting firm performed an assessment or audit, respectively, of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. We cannot assure you that any such assessments or audits we or our auditors are required to perform in the future in accordance with the provisions of the Sarbanes-Oxley Act will not identify additional material weaknesses.

If we identify future material weaknesses in our internal control over financial reporting or fail to meet our obligations as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, which could require additional financial and management resources. We cannot assure you that our existing material weakness will be remediated or that additional material weaknesses will not exist or otherwise be discovered, any of which could materially adversely affect our business, operating results, and financial condition.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial condition or results of operations. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on complexity and quick reactions could result in unintended outcomes or decisions that are poorly received by our users, advertisers, or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long-term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed.

Expansion of our operations into content beyond music, including podcasts, subjects us to additional business, legal, financial, reputational, and competitive risks.

Expansion of our operations into delivery of content beyond music involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Growth into these new areas may require changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. There is no guarantee that we will be able to generate sufficient revenue from advertising sales associated with podcasts or other non-music content to offset the costs of acquiring this content. Further, we have established a reputation as a music streaming service and our ability to gain acceptance and listenership for podcasts or other non-music content, and thus our ability to attract advertisers to this content, is not certain. Failure to obtain or retain rights to podcasts or other non-music content on acceptable terms, or at all, to successfully monetize and generate revenues from such content, or to effectively manage the numerous risks and challenges associated with such expansion could adversely affect our business and financial condition.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, including Daniel Ek, our Chief Executive Officer, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. We use equity awards to attract talented employees. If the value of our ordinary shares declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot assure you that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic, and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

Streaming depends on effectively working with third-party platforms, operating systems, online platforms, hardware, networks, regulations, and standards we do not control. Changes in our Service or those operating systems, hardware, networks, regulations, or standards, and our limitations on our ability to access those platforms, operating systems, hardware, or networks may seriously harm our business.

Our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our services must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. Previously, Federal Communications Commission (the “FCC”) “open internet rules” included bright-line provisions prohibiting internet service providers from blocking lawful internet content, throttling such content, or engaging in paid prioritization, as well as a general conduct standard barring such providers from unreasonably interfering with or disadvantaging online content providers’ access to end users and end users’ access to online content. However, on December 14, 2017, the FCC voted to repeal these regulations, while leaving in place a revised set of disclosure obligations for internet service providers backed by potential enforcement by the Federal Trade Commission under its general authority to prevent unfair, deceptive, or anticompetitive practices. A number of parties have appealed this order, and it is possible that Congress may adopt legislation restoring some of the repealed regulations. If, as a result of the repeal of these bright-line rules, Internet service providers in the United States decrease access to certain content, start entering into arrangements with specific content providers for faster or better access over their data networks, or otherwise unfairly discriminate against content providers like us, this could increase our cost of doing business and put us at a competitive disadvantage relative to larger competitors. Additionally, if, as a result of the repeal of these bright-line rules, mobile providers attempt to limit our users’ ability to access Spotify or make Spotify a less attractive alternative to our competitors’ applications, our business, operating results, and financial condition would be seriously harmed.

The European Union (the “EU”) currently requires equal access to internet content. Additionally, as part of its Digital Single Market initiative, the EU may impose network security, disability access, or 911-like obligations on “over-the-top” services such as those provided by us, which could increase our costs. If the EU or the courts modify these open internet rules, mobile providers may be able to limit our users’ ability to access Spotify or make Spotify a less attractive alternative to our competitors’ applications. If that occurs, our business, operating results, and financial condition would be seriously harmed.

We rely on a variety of operating systems, online platforms, hardware, and networks to reach our customers. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share our interests and may restrict our access to them or place conditions on access that would materially affect our ability to access those platforms. In particular, where the owner of a platform is also our direct competitor, the platform may attempt to use this position to affect our access to customers and ability to compete. For example, an online platform might arbitrarily remove our Service from its platform, deprive us of access to business critical data, or engage in other harmful practices. Online platforms also may unilaterally impose certain requirements that negatively affect our ability to convert users to the Premium Service, such as conditions that limit our freedom to communicate promotions and offers to our users. Similarly, online platforms may force us to use the platform’s payment processing systems that may be inferior to and more costly than other payment processing services available in the market.

Online platforms frequently change the rules and requirements for services like ours to access the platform, and such changes may adversely affect the success or desirability of our Service. Online platforms may limit our access to information about customers, limiting our ability to convert and retain them. Online platforms also may deny access to application programming interfaces or documentation, limiting functionality of our Service on the platform.

There can be no assurance that we will be able to comply with the requirements of those operating systems, online platforms, hardware, networks, regulations, and standards on which our Service depends, and failure to do so could result in serious harm to our business.

Our Service and software are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Many of the products we offer are highly technical and complex, including: our Service; Spotify Connect, which allows users to use the Spotify application to transfer and control playback on speakers, receivers, TVs, cars, smart watches, other phones, tablets, computers, or game consoles; and services we offer to artists, publishers, and other creators, like Spotify for Artists, Spotify for Publisher Analytics, Spotify Ad Studio, and Spotify for Podcasters, which provide access to various tools. These or any other product we may introduce in the future may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of rapidly updating our products and some errors in our products may be discovered only after a product has been used by users, and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors or functionality problems in our products, including rendering our products inoperable by some users. Any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software (including, for example, providing mobile device users a means to suppress advertisements without payment and gain access to features only available to the Ad-Supported Service on tablets and desktop computers), lower revenue, and expose us to claims for damages, any of which could seriously harm our business. See “— We are at risk of attempts to manipulate or exploit our software for the purpose of gaining or providing unauthorized access to certain features of our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition.” Additionally, errors, bugs, or other vulnerabilities may—either directly or if exploited by third parties—affect our ability to make accurate royalty payments. See “—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.”

We could also face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could impair the delivery of our Service and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced and may in the future experience periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our Service and unauthorized access to, or alteration of, the content and data contained on our systems that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

We rely upon the Google Cloud Platform to operate certain aspects of our business and to store almost all of our data, and any disruption of or interference with our use of the Google Cloud Platform could have a material adverse effect on our business, operating results, and financial condition.

Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP. We have transitioned all of our primary data storage (including personal data of users and music data licensed from rights holders) and computing from our own servers to GCP. We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition. While the consumer side of Google competes with us, we do not believe that Google will use the GCP operation in such a manner as to gain competitive advantage against our Service. In 2018, we entered into a new service agreement with Google for the use of GCP. We must make minimum payments during the first three years of the service. As of December 31, 2018, the remaining minimum payments are approximately €270 million.

If we fail to accurately predict, recommend, and play music that our users enjoy, we may fail to retain existing users and attract new users in sufficient numbers to meet investor expectations for growth or to operate our business profitably.

We believe that a key differentiating factor between Spotify and other music content providers is our ability to predict music that our users will enjoy. Our system for predicting user music preferences and selecting music tailored to our users’ individual music tastes is based on advanced data analytics systems and our proprietary algorithms. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict user music preferences and select music tailored to our users’ individual music tastes depends in part on our ability to gather and effectively analyze large amounts of user data. In addition, our ability to offer users songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional songs that will appeal to our users’ diverse and changing tastes. While we have a large catalog of songs available to stream, we must continuously identify and analyze additional songs that our users will enjoy and we may not effectively do so. Our ability to predict and select music content that our users enjoy is critical to the perceived value of our Service among users and failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain users, increase Content Hours, and sell advertising to meet investor expectations for growth or to operate the business profitably.

If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

Our rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to users, advertisers, and business partners and who can increase the monetization of the music streamed on our Service, particularly on mobile devices. Continued growth also could strain our ability to maintain reliable service levels for our users, effectively monetize the music streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

We have experienced rapid growth rates in both the number of active users of our Service and revenue over the last few years. As we grow larger and increase our user base and usage, we expect it will become increasingly difficult to maintain the rate of growth we currently experience.

Our ability to increase the number of our users will depend in part on our ability to distribute our Service, which may be affected by third-party interference beyond our control.

The use of our Service depends on the ability of our users to access the internet, our website, and our app. Enterprises or professional organizations, including governmental agencies, could block access to the internet, our website, and our application for a number of reasons, such as security or confidentiality concerns or regulatory reasons that could adversely impact our user base.

Additionally, we distribute our application via smartphone and tablet application download stores managed by Amazon, Apple, Google, and Microsoft, among others. Certain of these companies are now, and others may in the future become, competitors of ours, and could stop allowing or supporting access to our Service through their products, could allow access for us only at an unsustainable cost or on conditions that would require us to alter our Service, or could make changes to the terms of access in order to make our Service less desirable or harder to access, for competitive reasons. Furthermore, because devices providing access to our Service are not manufactured and sold by us, we cannot guarantee that these devices perform reliably, and any faulty connection between these devices and our Service may result in consumer dissatisfaction toward us, which could damage our brand.

If we are unable to increase revenue from our Service on mobile devices, such as smartphones, our results of operations may be materially adversely affected.

Our business model with respect to monetization of our Service on mobile and connected devices is still evolving. As users migrate away from personal computers, there is increasing pressure to monetize mobile. In all markets, we offer our Ad-Supported Service on mobile, from which we generate advertising revenue. However, to date we primarily rely on our Premium Service to generate revenue on mobile and other connected devices. If we are unable to effectively monetize our Service on mobile and connected devices, our business, operating results, and financial condition may suffer.

We rely on advertising revenue from our Ad-Supported Service, and any failure to convince advertisers of the benefits of our Ad-Supported Service in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•	increasing the number of hours our Ad-Supported Users spend listening to music or otherwise engaging with content on our Ad-Supported Service;
•	increasing the number of Ad-Supported Users;
•	keeping pace with changes in technology and our competitors;
•	competing effectively for advertising dollars with other online and mobile marketing and media companies;
•	maintaining and growing our relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us; and
•

continuing to develop and diversify our advertising platform, which currently includes delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices.

We may not succeed in capturing a greater share of our advertisers’ core marketing budgets, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our advertising solutions, or if our advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets.

Failure to grow the Ad-Supported User base and to effectively demonstrate the value of our Ad-Supported Service to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition.

Selling advertisements requires that we demonstrate to advertisers that our Ad-Supported Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because Ad-Supported Users self-report their personal data, which may include their genders and dates of birth, the personal data we have may differ from our Ad-Supported Users’ actual gender and ages. If our Ad-Supported Users provide us with incorrect or incomplete information regarding their personal data such as genders, age, or other attributes we use to target advertisements to users, then we may fail to target the correct demographic with our advertising. Advertisers often rely on third parties to quantify the reach and effectiveness of our ad products. These third-party measurement services may not reflect our true audience or the performance of our ad products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the key performance indicators that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Ad-Supported Service. Measurement technologies for mobile devices may be even less reliable in quantifying the reach and usage of our Ad-Supported Service, and it is not clear whether such technologies will integrate with our systems or uniformly and comprehensively reflect the reach, usage, or overall audience composition of our Ad-Supported Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Ad-Supported Service could be adversely affected. See “—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.”

Negative media coverage could adversely affect our business.

We receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, payments to record labels, publishers, artists, and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers whose services are integrated with our Service, the use of our Service for illicit, objectionable, or illegal ends, the actions of our users, the quality and integrity of content shared on our Service, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of Ad-Supported Users, Premium Subscribers, and advertisers.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Spotify” brand is critical to expanding our base of Ad-Supported Users, Premium Subscribers, and advertisers, and will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our users and to attract advertisers, content owners, mobile device manufacturers, and other consumer electronic product manufacturers to work with us, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including any failure to keep pace with technological advances on our platform or with our Service, slower load times for our Service, a decline in the quality or quantity of the content available on our Service, a failure to protect our intellectual property rights, or any alleged violations of law, regulations, or public policy. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if users do not have a positive experience using third-party applications or websites integrated with Spotify or that make use of Spotify content. Further, if our partners fail to maintain high standards for products that are integrated into our Service, fail to display our trademarks on their products in breach of our agreements with them, or use our trademarks incorrectly or in an unauthorized manner, or if we partner with manufacturers of products that our users reject, the strength of our brand could be adversely affected.

We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in the number of our Ad-Supported Users and Premium Subscribers, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand, which would adversely affect our operating results and may not be effective.

Our trademarks, trade dress, and other designations of origin are important elements of our brand. We have registered “Spotify” and other marks as trademarks in the United States and certain other jurisdictions around the world. Nevertheless, competitors or other companies may adopt marks similar to ours, or use our marks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our users. We cannot assure you that our trademark applications, even for key marks, will be approved. We may face opposition from third parties to our applications to register key trademarks in foreign jurisdictions in which we have expanded or may expand our presence. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark applications are denied, third parties may claim that our trademarks infringe upon their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition, and results of operation.

Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits, regulatory fines and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

As we collect and utilize personal data about our users as they interact with our Service, we are subject to new and existing laws and regulations that govern our use of user data. We are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations. Claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our users and our partners. We may be required to make significant expenditure to resolve these issues and we could be subject to fines, including by data protection authorities.

The General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, implemented stringent operational requirements for companies that are established in the EU or, where not established in the EU, offer goods or services to individuals in the EU or monitor the behavior of individuals in the EU. Failure to comply with the GDPR can result in fines of up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher.

The requirements of the GDPR include, for example, expanded disclosures about how personal data is processed, mandatory data breach notification requirements, a strengthened data subject rights regime and higher standards for obtaining consent from individuals to process their personal data (including in certain circumstances for marketing), all of which involve significant ongoing expenditure. The principle of accountability likewise requires us to put significant documentation in place to demonstrate compliance. While the GDPR in large part harmonizes data protection requirements across EU countries, some provisions allow EU Member States to adopt additional or different requirements, which could limit our ability to use and share personal data or could require localized changes to our operating model. For example, Member States have adopted different ages at which parental consent is required to process the personal data of children. This has required us to adopt mechanisms which ensure effective age-gating which may lead us to incur operating costs. Separately, we rely on third parties to carry out a number of services for us (for example, cloud-based vendors), including processing personal data on our behalf, and while we enter into contractual arrangements to ensure that they only process such data according to our instructions and have sufficient security measures in place, any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users to lose trust in us, which could have an adverse impact on our reputation and business. We are also likely to be affected by legal challenges to the validity of EU mechanisms for transfers of personal data outside the EU (such as the Privacy Shield Framework and the standard contractual clauses), and our business could be impacted by changes in law as a result of future review of these mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts.

The GDPR has also changed the requirements relating to cookies and similar technologies. In the EU, under the current Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), informed and freely given consent is required for the placement of certain cookies on a user’s device. The GDPR has raised the standard of consent in the EU so that it has to be fully informed, freely given, specific and opt-in, which could, as companies move towards this model, impact user uptake and the ability to generate revenue from advertising. In addition, the ePrivacy Directive is going through the European legislative process. A draft of the new Regulation (EC) 2017/0003 concerning the respect for private life and the protection of personal data in electronic communications (the “e-Privacy Regulations”) is intended to replace the ePrivacy Directive and is likely to strengthen existing rules around the use of cookies and similar technologies and place broader restrictions on our online activities, including efforts to understand our user’s internet usage and advertise to them. The current draft of the e-Privacy Regulations also extends the strict opt-in marketing rules with limited exceptions to business to business communications, and significantly increases penalties.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. In the U.S., the state of California enacted the California Consumer Privacy Act, which will come into effect on January 1, 2020, and which also imposes heightened obligations to make available data collected about individuals in California and the ability to object to the sale of their personal data in certain instances. If other states in the U.S. adopt similar laws or if a comprehensive federal data privacy law is enacted, we may expend considerable resources to meet these requirements.

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, share, and leverage user data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized music content to our users and offer targeted advertising opportunities to our Ad-Supported Users.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations. Any failure to comply with privacy laws could result in litigation, regulatory investigations, enforcement notices requiring us to the change the way we use personal data, or restrictions on how we use personal data or regulatory fines. In addition to statutory enforcement, a data breach could lead to compensation claims by affected individuals (including consumer advocacy groups), negative publicity and a potential loss of business as a result of customers losing trust in us. Such failures could have a material adverse effect on our financial condition and operations.

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure or appearance of failure to comply with such laws, could diminish the value of our Service and cause us to lose users and revenue.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission, and security of personal data by companies operating over the internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, as well as state and other local governments may continue to review the need for greater regulation over the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the EU may continue to review the need for greater regulation or reform to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies also have called for new regulation and changes in industry practices. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, services, features, or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the personal data that our users share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of our users’ personal data — for example, regarding the manner in which disclosures are made and how consent or other legal basis for the use of personal data is obtained. Such changes may require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our users voluntarily share with us. In addition, some of our developers or other partners, such as those that help us measure the effectiveness of ads, may receive or store information provided by us or by our users through mobile or web applications integrated with our Service. We provide limited information to such third parties based on the scope of services provided to us. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed. Such failures could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments mainly through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium Subscribers and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service, either of which could harm our business, operating results, and financial condition.

Additionally, we rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In particular, we rely on one third-party service provider, Adyen, for approximately 72% of our payment processing. Our business could be materially disrupted if these third-party service providers become unwilling or unable to provide these services to us.

If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our Premium Subscribers’ credit cards on a timely basis or at all, our business, financial condition, and results of operations could be materially adversely affected.

We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Currently, we are fully compliant with the Payment Card Industry Data Security Standard v3.2.1 (“PCI DSS”), a security standard with which companies that collect, store, or transmit certain data regarding credit and debit cards, credit and debit card holders, and credit and debit card transactions are required to comply. This is an annual certification exercise, and if we fail to comply, we may violate payment card association operating rules, U.S. federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if we are in compliance with PCI DSS, we will maintain PCI DSS compliance or that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition, and results of operations. If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. Any increases in our credit card and debit card fees could adversely affect our results of operations, particularly if we elect not to raise our rates for our Premium Service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We are subject to a number of risks related to other payment solution providers.

We accept payments through various payment solution providers, such as telco integrated billings and prepaid codes vendors. These payment solution providers provide services to us in exchange for a fee, which may be subject to change. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors, and also affect the accuracy of our financial reporting.

We face many risks associated with our international expansion, including difficulties obtaining rights to stream music on favorable terms.

We are continuing to expand our operations into additional international markets. However, offering our Service in a new geographical area involves numerous risks and challenges. For example, the licensing terms offered by rights organizations and individual copyright owners in countries around the world are currently expensive. Addressing licensing structure and royalty rate issues in any new geographic market requires us to make very substantial investments of time, capital, and other resources, and our business could fail if such investments do not succeed. There can be no assurance that we will succeed or achieve any return on these investments.

In addition to the above, continued expansion around the world exposes us to other risks such as:

•	lack of well-functioning copyright collective management organizations that are able to grant us music licenses, process reports, and distribute royalties in markets;
•

fragmentation of rights ownership in various markets causing lack of transparency of rights coverage and overpayment or underpayment to record labels, music publishers, artists, performing rights organizations, and other copyright owners;

•	difficulties in obtaining license rights to local content;
•	difficulties in achieving market acceptance of our Service in different geographic markets with different tastes and interests;
•	difficulties in achieving viral marketing growth in certain other countries where we commit fewer sales and marketing resources;
•

difficulties in managing operations due to language barriers, distance, staffing, user behavior and spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally;

•	application of different laws and regulations of other jurisdictions, including privacy, censorship and liability standards and regulations, as well as intellectual property laws;
•	potential adverse tax consequences associated with foreign operations and revenue;
•	complex foreign exchange fluctuation and associated issues;
•

increased competition from local websites and music content providers, some with financial power and resources to undercut the market or enter into exclusive deals with local content providers to decrease competition;

•	credit risk and higher levels of payment fraud;
•	political and economic instability in some countries;
•	restrictions on international monetary flows; and
•	reduced or ineffective protection of our intellectual property rights in some countries.

As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our Ad-Supported revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. For example, a significant portion of advertisers are in the process of moving from purchasing advertisement impressions based on the number of advertisements served by the applicable ad server to a new “viewable” impression standard (based on number of pixels in view and duration) for select products. In the absence of a uniform industry standard, agencies, advertisers, and other third parties have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies may not integrate with our Ad-Supported Service, especially our desktop software version, as they are currently more technologically developed and more widely adopted by the advertising industry on the web than they are on mobile or on other software applications. Because the majority of our Ad-Supported User hours occur on mobile devices, if we are unable to deploy effective solutions to monetize the mobile device usage by our Ad-Supported User base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected by this shift. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend. The evolution of privacy laws including the GDPR and the e-Privacy Regulation (which is still in draft form) may also impact the way we generate revenue from advertising. See “—Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits, regulatory fines, and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.”

We have acquired and invested in, and may continue to acquire or invest in, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

We have recently acquired and invested in, and may in the future seek to acquire or invest in, other companies or technologies that we believe could complement or expand our Service, enhance our technical capabilities, or otherwise offer growth opportunities. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our recently acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

We also may not achieve the anticipated benefits from any acquisition or investment due to a number of factors, including:

•

unanticipated costs or liabilities associated with the acquisition or investment, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations they are subject to;

•	incurrence of acquisition- or investment-related costs;
•	diversion of management’s attention from other business concerns;
•	regulatory uncertainties;
•	harm to our existing business relationships with business partners and advertisers as a result of the acquisition or investment;

•	harm to our brand and reputation;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business; and
•	use of substantial portions of our available cash to consummate the acquisition or investment.

If we acquire or invest in other companies, these acquisitions or investments may reduce our operating margins for the foreseeable future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. The market value of our investments may also fluctuate due to volatility in the share price used to measure the investment. For example, the majority of our long term investments relate to Tencent Music Entertainment (“TME”). Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Investment Risk” for a discussion of the risk relating to our long term investment in TME. In the future, if our acquisitions or investments do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if a business we acquire or invest in fails to meet our expectations, our operating results, business, and financial condition may suffer.

We have also recently entered into, and may in the future enter into, additional, strategic alliances with certain partners that we believe will help advance the success of our business. Such partnerships may divert management focus and resources from other aspects of our business, it may take longer than expected for them to produce the expected benefits, and they may fail to produce all of the expected benefits. The success of these partnerships will depend in part on our ability to leverage them to enhance our Service and other products, or to develop new services and products, and we may not be successful in doing so. Any adverse results related to our strategic partnerships could negatively impact our operating results, business, and financial condition.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed herein, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to retain our current user base, increase our number of Ad-Supported Users and Premium Subscribers, and increase users’ time spent streaming content on our Service;
•	our ability to more effectively monetize mobile users of our Service, particularly as the number of our users on mobile and other connected devices grow;
•	our ability to effectively manage our growth;
•	our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable for us;
•	the effects of increased competition in our business;
•	our ability to keep pace with changes in technology and our competitors;
•	lack of accurate and timely reports and invoices from our rights holders and partners;
•	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;
•	our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;
•	costs associated with defending any litigation, including intellectual property infringement litigation;
•	the impact of general economic conditions on our revenue and expenses; and
•	changes in regulations affecting our business.

Seasonal variations in user and marketing behavior may also cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in user behavior due to increased internet usage and sales of streaming service subscriptions and devices during holiday periods. We may also experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season, but also incur greater marketing expenses as we attempt to attract new users to our Service and convert our Ad-Supported Users to Premium Subscribers. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing Service, expand into additional markets around the world, improve our infrastructure, or acquire complementary businesses and technologies. Accordingly, we have in the past engaged, and may in the future engage, in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, acquire or retain users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in Euros, could be adversely affected.

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation, rental fees, and other operating expenses in the local currency, and an increasing percentage of our international revenue is from users who pay us in currencies other than U.S. dollars and Euros, including the Swedish Krona, the Australian dollar, and the British Pound Sterling. In addition, while we incur royalty expenses primarily in U.S. dollars and Euros, the corresponding revenues are being generated in local currencies and, as such, the multiple currency conversions will be affected by currency fluctuations, which may result in losses to us. Fluctuations in the exchange rates between the Euro and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have engaged in limited hedging strategies related to foreign exchange risk stemming from our operations. These strategies may include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a material adverse impact on our business. Historically, economic downturns have resulted in overall reductions in advertising spending.

Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of users who purchase our Premium Service on our website and mobile application. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business. For example, the United Kingdom’s June 2016 vote to leave the EU and the subsequent steps taken by the United Kingdom to begin withdrawal from the EU have created an uncertain political and economic environment in the United Kingdom and across other EU member states. Continued uncertainty regarding the ongoing process of negotiation may adversely affect our business, operating results, and financial condition.

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions, and most of such audits involve transfer pricing issues. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and our tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.

We may not be able to utilize all, or any, of our net operating loss carry-forwards.

We have significant net operating loss carry-forwards in Sweden, and the United States. As of December 31, 2018, we had net operating loss carry-forwards of €8 million in Luxembourg, €710 million in Sweden, €492 million in the United States relating to federal taxes, and €414 million in the United States relating to state taxes. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation or elimination in full or part if there is an ownership or control change within the meaning of Chapter 40, paragraphs 10-14 of the Swedish Income Tax Act (the “Swedish Income Tax Act”). In general, an ownership or control change, as defined by the Swedish Income Tax Act, results from a transaction or series of transactions over a five-year period resulting in an ownership or control change of a company by certain categories or individuals, businesses or organizations. The treatment of our issuance of the beneficiary certificates in February 2018 is unclear under the Swedish Income Tax Act and there is a risk that such issuance may have constituted an ownership or control change, as defined by the Swedish Income Tax Act. If our issuance of the beneficiary certificates were to be deemed to have constituted an ownership or control change, our ability to use our net operating loss carry-forwards may be limited or eliminated.

In addition, in the United States, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change, as defined by Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Since our formation, we have raised capital through the issuance of capital stock on several occasions, and we may continue to do so in the future, which, combined with current or future shareholders’ disposition of ordinary shares, may have resulted in such an ownership change. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.

If the fair market value of our ordinary shares fluctuates unpredictably and significantly on a quarterly basis, the social costs we accrue for share-based compensation may fluctuate unpredictably and significantly, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the Company, and as a result, adversely impact the price of our ordinary shares.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the year ended December 31, 2018, we recorded a social cost expense related to share-based compensation of €30 million compared to an €85 million expense for the year ended December 31, 2017.

When the fair market value of our ordinary shares increases on a quarter-to-quarter basis, the accrued expense for social costs will increase, and when the fair market value of ordinary shares falls, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. After our initial listing on the New York Stock Exchange (“NYSE”), the fair market value of our ordinary shares has been and will likely continue to be volatile. See “—Risks Related to Owning Our Ordinary Shares—The trading price of our ordinary shares has been and will likely continue to be volatile.” As a result, the accrued expense for social costs may fluctuate unpredictably and significantly from quarter to quarter, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the company, and as a result, the price for our ordinary shares.

Additionally, approximately 36% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options. They accounted for a total of 1,618,539 in vested options as of December 31, 2018 compared to a total of 1,938,960 in vested options as of December 31, 2017. We cannot accurately predict how many of their vested options will remain outstanding. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

Changes to tax laws in any of the jurisdictions in which we operate or plan to operate in the future could have a material adverse effect on our business, results of operations, and financial condition. New proposals within the EU on taxing of digital companies could have an adverse effect on our business.

We are a multinational company that is subject to complex taxation regimes in numerous jurisdictions. Our future effective tax rates could be affected by changes in tax laws or their interpretation in any of those jurisdictions. Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, EU member states are currently debating a European Commission proposal to adopt a new tax on certain digital services, including the sale of online advertising, and some member states, such as France and Britain, are considering implementing the tax unilaterally.

On December 22, 2017, President Trump signed into law and the U.S. Senate and the U.S. House of Representatives passed H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the current U.S. federal income tax rules, the Tax Cuts and Jobs Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net interest expense, shifted the United States toward a more territorial tax system, and imposed new taxes to combat erosion of the U.S. federal income tax base. Our financial statements for the year ended December 31, 2018 reflect the effects of the Tax Cuts and Jobs Act based on current guidance. However, there are uncertainties and ambiguities in the application of certain provisions of the Tax Cuts and Jobs Act, and as a result we made certain judgments and assumptions in the interpretation thereof. The U.S. Treasury Department and the Internal Revenue Service may issue further guidance on how the provisions of the Tax Cuts and Jobs Act will be applied or otherwise administered that differs from our current interpretation. In addition, the Tax Cuts and Jobs Act could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us. As we further analyze the impact of the Tax Cuts and Jobs Act and collect relevant information, we may make adjustments to the provisional amounts.

Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

Risks Related to Owning Our Ordinary Shares

The trading price of our ordinary shares has been and will likely continue to be volatile.

The trading price of our ordinary shares has been and is likely to continue to be volatile. Since our direct listing in April 2018, the trading price of our ordinary shares has ranged from $103.29 to $198.99 through December 31, 2018. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	the number of our ordinary shares publicly owned and available for trading;
•	quarterly variations in our results of operations or those of our competitors;
•	our actual or anticipated operating performance and the operating performance of similar companies in the internet, radio, or digital media spaces;
•	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;
•	general economic conditions and their impact on advertising spending;
•	the overall performance of the equity markets;
•	threatened or actual litigation;
•	changes in laws or regulations relating to our Service;
•	any major change in our board of directors or management;
•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and
•	sales or expected sales, or repurchases or expected repurchases, of our ordinary shares by us, and our officers, directors, and significant shareholders.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. Price volatility over a given period may cause the average price at which the Company repurchases its ordinary shares to exceed the trading price at a given point in time. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, and financial condition.

An active, liquid, and orderly market for our ordinary shares may not be sustained. You may be unable to sell your ordinary shares at or above the price you bought them for.

Our ordinary shares are listed on the NYSE under the symbol “SPOT”. However, we cannot assure you that an active, liquid, and orderly trading market for our ordinary shares will be sustained, which could affect your ability to sell your ordinary shares.

Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.

As of December 31, 2018, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 34.6% and 43.3% of the combined voting power of all of our outstanding voting securities, respectively (or 77.9% in the aggregate). See “Item 7.A. Major Shareholders.” Additionally, our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company. We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, the beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to our founders up to 20 beneficiary certificates for each ordinary share they receive upon the exercise of outstanding warrants, of which they currently hold 6,720,000 in the aggregate.

As a result of this ownership or control of our voting securities, if our founders act together, they will have control over the outcome of substantially all matters submitted to our shareholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the trading price of our ordinary shares to decline. Our founders may have interests different from yours. Therefore, the concentration of voting power among our founders may have an adverse effect on the price of our ordinary shares.

Although we currently are not considered to be a “controlled company” under the NYSE corporate governance rules, we may in the future become a controlled company due to the concentration of voting power among our founders resulting from the issuance of beneficiary certificates.

A “controlled company” pursuant to NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group, or another company. In the event we no longer qualify as a foreign private issuer, we may in the future be able to rely on the “controlled company” exemptions under the NYSE corporate governance rules due to the concentration of voting power among our founders and the ability of our founders to act as a group. If we were a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, could elect not to comply with certain of the NYSE corporate governance standards. Such standards include the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and nominating and corporate governance committee consist entirely of independent directors. In such a case, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

Sales of substantial amounts of our ordinary shares in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate. With the exception of TME and Tencent Holdings Limited (“Tencent”), who each agreed pursuant to certain equity investments (the “Tencent Transactions”) not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions, none of our shareholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their ordinary shares. As of December 31, 2018, approximately 9.2% of our outstanding ordinary shares are subject to restrictions on transfer or sale pursuant to the Tencent Transactions. Additionally, as of December 31, 2018, approximately 29.5% of our outstanding ordinary shares are held by our directors, officers, or other affiliates, and are thus restricted securities within the meaning of Rule 144 under the Securities Act. These shares are eligible for resale in the public market subject to certain restrictions regarding the volume, manner of sale, holding period, and other restrictions under Rule 144.

If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that securities or industry analysts publish about our Company or us. If one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our Company, our ordinary share price would likely decline. Further, if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.

The requirements of being a public company may strain our resources and divert management’s attention.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the NYSE, and other applicable securities rules and regulations. Compliance with these rules and regulations incurs substantial legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and places increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain disclosure controls and procedures and internal control over financial reporting that meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to complying with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Provisions in our articles of association, the issuance of beneficiary certificates, and the existence of certain voting agreements may delay or prevent our acquisition by a third party.

Our articles of association contain provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors and, if required, our shareholders. These provisions also may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. The provisions include, among others, the authorization granted by the general meeting of shareholders to our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide for a maximum period of five years after the date of publication in the Luxembourg official gazette (Recueil électronique des Sociétés et Associations, as applicable) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend, renew, or extend such authorized share capital and such authorization to the board of directors to issue ordinary shares.

The provisions of our articles of association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our ordinary shares in the future, which could reduce the trading price of our ordinary shares.

Additionally, the issuance of beneficiary certificates also may make it more difficult or expensive for a third party to acquire control of us without the approval of our founders. Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record (excluding warrants, options, and restricted stock units (“RSUs”), as applicable) to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 364,785,640 beneficiary certificates outstanding as of December 31, 2018. Our ordinary shares provide the holders of such ordinary shares economic rights in addition to voting rights. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights without granting additional economic rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “—Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.”

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ordinary shares.

Our ordinary shares are quoted in U.S. dollars on the NYSE. Our financial statements are prepared in Euros. Under Luxembourg law, the determination of whether we have sufficient distributable profits to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the Luxembourg Company Law in accordance with accounting principles generally accepted in Luxembourg. Exchange rate fluctuations may affect the amount in Euro that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euro, if any. Such fluctuations could adversely affect the value of our ordinary shares, and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ordinary shares.

The issuance of beneficiary certificates to certain shareholders will limit your voting power and will limit your ability to influence the composition of the board of directors, strategy, or performance of the business. We cannot predict the impact that beneficiary certificates may have on our stock price.

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, collectively have 364,785,640 beneficiary certificates outstanding as of December 31, 2018. We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to our founders up to 20 beneficiary certificates for each ordinary share they receive upon the exercise of outstanding warrants, of which they currently hold 6,720,000 in the aggregate. See “Item 6.B. Compensation—Compensation Discussion & Analysis—Warrants.” Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business. See “—Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders,” “Item 7.A. Major Shareholders”, and “Item 10.B. Memorandum and Articles of Association—Articles of Association—Voting Rights.”

Finally, we cannot predict whether the issuance of additional beneficiary certificates will result in a lower or more volatile trading price of our ordinary shares or result in adverse publicity or other adverse consequences. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indexes to have greater than five percent of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indexes. While we do not have a multiple-class share structure, we cannot predict if we would be excluded from these indexes as a result of the issuance of beneficiary certificates and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our ordinary shares less attractive to other investors. As a result, the trading price of our ordinary shares could be adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each holder of our ordinary shares should consult such holder’s tax advisor as to the potential effects of the PFIC rules.

Our ability to pay dividends is subject to restrictions in our indebtedness as well as the restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Our ordinary shares have no guaranteed dividends and holders of our ordinary shares have no recourse if dividends are not declared.

We are a holding company and have no material assets other than our direct and indirect ownership of ordinary shares in our subsidiaries. Additionally, we have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. Our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us. Future indebtedness of our subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of our direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. As a consequence of these limitations and restrictions, we or our direct and indirect subsidiaries may not be able to make, or may have to reduce or eliminate, the payment of dividends. Accordingly, you may have to sell some or all of your ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your ordinary shares and you may lose the entire amount of the investment. Additionally, since we are expected to rely primarily on dividends from our direct and indirect subsidiaries to fund our financial and other obligations, restrictions on our ability to receive such funds may adversely impact our ability to fund our financial and other obligations.

Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and are permitted to publicly disclose less information than U.S. companies must. This may limit the information available to holders of the ordinary shares.

We currently qualify as a foreign private issuer, as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares and such sales will not be required to be disclosed as promptly as companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, our ordinary share price may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we are required to file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, which we intend to rely on, our shareholders will not always be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would make us subject to U.S. GAAP reporting requirements, which may be difficult for us to comply with.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2019.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, such as providing quarterly financial information to the SEC and providing comprehensive executive compensation disclosure substantially consistent with the disclosure requirements for domestic issuers, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are in general more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NYSE that are available to foreign private issuers. For example, the NYSE’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating and corporate governance committee. Also, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. generally accepted accounting principles (“U.S. GAAP”), which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from the NYSE and could be subject to investigation by the SEC, NYSE, and other regulators, among other materially adverse consequences.

The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely impact trading in our ordinary shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle qu’elle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against board members). See “Item 10.B. Memorandum and Articles of Association—Articles of Association—Differences in Corporate Law” for an additional explanation of the differences. Further, under Luxembourg law there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

We are organized under the laws of Luxembourg and a substantial amount of our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

We are organized under the laws of Luxembourg. In addition, a substantial amount of our assets are located outside the United States. Furthermore, many of the members of our board of directors and officers reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this prospectus (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•

the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•

the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

•

the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court acted in accordance with its own procedural laws; and
•

the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

In addition, actions brought in a Luxembourg court against us, the members of our board of directors, or our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors, or our officers. In addition, even if a judgment against the Company, the non-U.S. members of our board of directors, or our officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against all liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. However, no indemnification will be provided against any liability to our directors, officers, or shareholders (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, or (iii) in the event of a settlement, unless approved by a court or the board of directors. The rights to and obligations of indemnification among or between us and any of our current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against our assets in Luxembourg.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Item 4. Information on the Company

A. History and Development of the Company

We are a Luxembourg public limited liability company (société anonyme), which means that shareholders’ liability is limited to their contributions to the company. The shares forming the share capital of a Luxembourg public limited liability company (société anonyme) may be publicly traded and registered on a stock exchange. Our legal name is “Spotify Technology S.A.” and our commercial name is “Spotify.” We were incorporated on December 27, 2006 as a Luxembourg private limited liability company (société à responsabilité limitée) and were transformed, on March 20, 2009, into a Luxembourg public limited liability company (société anonyme). The principal legislation under which we operate, and under which our ordinary share capital has been created, is the law of 10 August 1915 on commercial companies, as amended, and the law of 19 December 2002 on the register of commerce and companies and the accounting and annual accounts of undertakings and the regulations, as amended, made thereunder.

We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our registered office is located at 42-44, avenue de la Gare L-1610 Luxembourg, Grand Duchy of Luxembourg, and our principal operational office is located at Regeringsgatan 19, 111 53 Stockholm, Sweden. Our agent for U.S. federal securities law purposes is Horacio Gutierrez, General Counsel, 150 Greenwich Street, 63rd Floor, New York, New York 10007.

On April 3, 2018, we completed a direct listing of the Company’s ordinary shares on the NYSE.

For a discussion of our principal capital expenditures and divestitures, see “Item 4.B. Business Overview,” “Item 4.D. Property, Plant and Equipment” and Note 5 to our consolidated financial statements included elsewhere in this report.

B. Business Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the largest global music streaming subscription service. With a presence in 78 countries and territories and growing, our platform includes 207 million MAUs and 96 million Premium Subscribers (as defined below) as of December 31, 2018.

Our users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 36% year-over-year as of December 31, 2018 to 96 million. Our 207 million MAUs have grown 29% year-over-year as of December 31, 2018. The Premium Service and Ad-Supported Service live independently, but thrive together. Our Ad-Supported Service serves as a funnel, driving more than 60% of our total gross added Premium Subscribers since we began tracking this data in February 2014. With a 41% increase in revenue from our Ad-Supported Service from 2016 to 2017 and a 30% increase in revenue from our Ad-Supported Service from 2017 to 2018, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue. However, we face intense competition in growing both our Ad-Supported Users and Premium Subscribers, as well as in keeping our users highly engaged. If user engagement declines or if we fail to continue to grow our Ad-Supported User base or Premium Subscriber base, our revenue growth will be negatively impacted. See “Risk Factors—Risks Related to Our Business—If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.”

For the years ended December 31, 2018, 2017, and 2016, we generated €5,259 million, €4,090 million, and €2,952 million in revenue, respectively, representing a CAGR of 33%. For the years ended December 31, 2018, 2017, and 2016, we incurred net losses of €78 million, €1,235 million, and €539 million, respectively. For the years ended December 31, 2018, 2017, and 2016, our EBITDA loss was €11 million, €324 million, and €311 million, respectively. For the years ended December 31, 2018, 2017, and 2016, our net cash flow from operating activities was €344 million, €179 million, and €101 million, respectively. For the years ended December 31, 2018, 2017, and 2016, our Free Cash Flow was €209 million, €109 million, and €73 million, respectively. EBITDA and Free Cash Flow are non-IFRS financial measures. For a discussion of EBITDA and Free Cash Flow and a reconciliation of each to their most closely comparable IFRS measures, see “Item 3.A. Selected Financial Data.”

Music Industry Returns to Growth Led by Streaming

Global recorded music industry revenues grew 8% to $17.3 billion in 2017 following on growth of 9% in 2016 and 4% in 2015. This marks the third consecutive year of global growth, and one of the highest rates of growth in more than 20 years, according to management estimates and industry reports.

Spotify is the Largest Global Music Streaming Subscription Service

Spotify has transformed the way people access and enjoy music.

Today, millions of people around the world have access to over 40 million tracks through Spotify whenever and wherever they want. We are transforming the music industry by allowing users to move from a “transaction-based” experience of buying and owning music to an “access-based” model which allows users to stream music on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited song selection with little freedom of choice.

We are the largest global music streaming subscription service with 207 million MAUs and 96 million Premium Subscribers as of December 31, 2018. Based on management estimates and industry reports, Spotify’s global streaming market share was approximately 38% in 2017 as determined by revenue, and we had market share of approximately 34%, 48%, and 54% in the U.S., Brazil, and United Kingdom, our three largest markets by MAUs, respectively. In addition, we accounted for greater than 93% of the streaming market in our home country of Sweden. We made up almost half of global revenues from paid streaming to record labels in 2017, according to MIDiA Research. Through December 31, 2018, we have paid more than €10 billion in royalties to artists, music labels, and publishers since our launch. In 2018, our expenses for rights holders grew by 20% compared to the prior year, making us one of the largest engines for revenue growth to artists and labels in the music industry.

Spotify is more than a music streaming service. We are in the discovery business. Every day, fans from around the world trust our brand to guide them to music and entertainment that they would never have discovered on their own. If discovery drives delight, and delight drives engagement, and engagement drives discovery, we believe Spotify wins and so do our users. Our brand reflects culture—and occasionally creates it—by turning vast and intriguing listening data into compelling stories that remind people of the role music plays in their lives and encourages new fans to join Spotify each week.

Our Business Model

We offer both Premium and Ad-Supported Services. Our Premium and Ad-Supported Services live independently, but thrive together. We believe this business model has allowed us to achieve scale with attractive unit economics and is a critical part of our success. Our Ad-Supported Service serves as a funnel, driving more than 60% of our total gross added Premium Subscribers since we began tracking this data in February 2014. With a 30% increase in revenue from our Ad-Supported Service from 2017 to 2018, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue. However, we face intense competition in growing both our Ad-Supported Users and Premium Subscribers, as well as in keeping our users highly engaged. If user engagement declines or if we fail to continue to grow our Ad-Supported User base or Premium Subscriber base, our revenue growth will be negatively impacted. See “Risk Factors—Risks Related to Our Business—If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.”

We continue to invest heavily in developing our two-sided marketplace with new and better product features and functionality for users and creators and believe our investments are leading to higher user engagement and enjoyment. We provide personalization that drives a unique and tailored experience to each user and the tools for artists to reach the widest fan base.

We are currently in 78 countries and territories and are growing in each of our four geographic regions. Europe is our largest region with 76 million MAUs, accounting for 37% of our total MAUs as of December 31, 2018, an increase of 29% from the prior year. In our North America region, MAUs increased by 19% from December 31, 2017 to December 31, 2018 and now account for 30% of our MAUs. Our two fastest growing regions are Latin America, with 22% of our MAUs, an increase of 35% from December 31, 2017 to December 31, 2018, and the rest of the world, with 12% of our MAUs, an increase of 50% from December 31, 2017 to December 31, 2018.

Our Ad-Supported Users and Premium Subscribers are spending more time with the Service each year. From a content perspective, on average 26 Content Hours Per MAU were streamed in each month of the fourth quarter in 2018, up 5% from the fourth quarter in 2017 and up 18% from the fourth quarter in 2016. Historically, our Premium Subscribers have streamed more than three times the amount of content per month than Ad-Supported Users. We believe engagement drives conversion of Ad-Supported Users to Premium Subscribers. As of December 2018, approximately 50% of MAUs became Premium Subscribers within 36 months on average.

Premium Service

Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart watches. The Premium Service offers a commercial-free music experience.

We generate revenue for our Premium segment through the sale of Premium Services. Premium Services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from end customers.

We offer a variety of subscription pricing plans for our Premium Service, including our standard plan, Family Plan, and Student Plan, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for a music service.

In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded both online and offline payment options.

Premium partner services are priced on a per-subscriber rate in a negotiated agreement and may include minimum guarantees for the number of subscriptions that will be purchased from us.

Revenue for our Premium segment is a function of the number of Premium Subscribers who use our Premium Service. As of December 31, 2018 and 2017, we had approximately 96 million and 71 million Premium Subscribers, respectively. New Premium Subscribers primarily are sourced from the conversion of our Ad-Supported Users to Premium Subscribers. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth also is driven by the success of converting users from our bi-annual trial programs to full-time Premium Subscribers. These trial campaigns typically offer our Premium Service free or at a discounted price for a period of time and accounted for approximately 18% and 20% of total gross added Premium Subscribers for the years ended December 31, 2018 and 2017, respectively.

Ad-Supported Service

Our Ad-Supported Service has no subscription fees and provides Ad-Supported Users with limited on-demand online access to our catalog on their computers and tablets and shuffle-only access on compatible mobile devices. We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is affected primarily by the number of our Ad-Supported Users, the total Content Hours Per MAU of our Ad-Supported Users, and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based in music and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers. We have introduced a number of new advertising products, including sponsored playlists. Offering advertisers additional ways to purchase advertising on a programmatic basis is a key way that we intend to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Licensing Agreements

In order to stream content to our users, we generally secure intellectual property rights to such content by obtaining licenses from, and paying royalties to, rights holders or their agents. Below is a summary of certain provisions of our license agreements relating to sound recordings and the musical compositions embodied therein (i.e., the musical notes and the lyrics).

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of numerous independent record labels. These agreements require us to pay royalties and make minimum guaranteed payments, and they include marketing commitments, advertising inventory, and financial and data reporting obligations. Rights to sound recordings granted pursuant to these agreements accounted for over 85% of streams for the year ended December 31, 2018. Generally (with certain exceptions), these license agreements have a duration of two years, are not automatically renewable, and apply worldwide (subject to agreement on rates with certain rights holders prior to launching in new territories). The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms, and in some situations which could constitute a “change of control” of Spotify. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, they contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with any other record label. As of December 31, 2018, we have estimated future minimum guarantee commitments of €0.7 billion. See “Risk Factors—Risks Related to Our Business—Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”

We also have direct license agreements with independent labels, as well as companies known as “aggregators” (for example, Believe Digital, CDBaby, and TuneCore). The majority of these agreements are worldwide (subject to agreement on rates with certain rights holders prior to launching in new territories) but others, with local repertoire, are limited to certain launch territories. Many of these agreements have financial and data reporting obligations and audit rights.

Musical Composition License Agreements with Music Publishers

With respect to the underlying musical compositions embodied in the sound recordings we stream, we generally secure both reproduction (“mechanical”) and public performance rights from the owners of the compositions (or their agents). In the United States, mechanical licenses can be obtained directly or under the compulsory license of Section 115 of the Copyright Act. Royalty rates for the compulsory license are determined, pursuant to statute, by the Copyright Royalty Board. These rates also apply to some direct licenses with music publishers, in which the applicable rate is linked to the statutory rate. In the United States, all compulsory licenses obtained by Spotify pursuant to Section 115 of the Copyright Act and direct licenses entered into between Spotify and music publishers are administered by a third-party company, the Harry Fox Agency. The Phonorecords III Proceedings set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its final written determination in November 2018. Based on management’s estimates and forecasts for the next two fiscal years, we currently believe that the rates will not materially impact our business, operating results, and financial condition. The rates set by the Copyright Royalty Board may still be modified if a party appeals the determination and it is overturned in the appeals process. The rates set by the Copyright Royalty Board are also subject to further change as part of future Copyright Royalty Board proceedings. If any such rate change increases our content acquisition costs and impacts our ability to obtain content on pricing terms favorable to us, it could hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable.

In the United States, public performance rights are generally obtained through intermediaries known as PROs, which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. We have obtained public performance licenses from, and pay license fees to, the major PROs in the United States—ASCAP, BMI, and SESAC, among others. These agreements have music usage reporting obligations on Spotify and audit rights for the PROs. In addition, these agreements typically have one- to two-year terms, and some have continuous renewal provisions, with either party able to terminate for convenience with one to two months’ prior written notice, and are limited to the territory of the United States and its territories and possessions.

The process for obtaining musical composition rights outside the United States varies from country to country. For example, in most territories in Europe and Asia, we negotiate with the local collecting society in each territory in order to obtain both the mechanical and public performance rights, as well as with a number of publishers directly where, for example, those publishers have withdrawn their mechanical rights from the local collecting societies and chosen to license those rights via direct deals with Spotify, including on a pan-European or pan-Asian basis. In many countries, the local collecting societies do not, as a matter of law, have an absolute right to license on behalf of all compositions within that country, and thus we cannot guarantee that our licenses with such collecting societies provide full coverage for all of the musical compositions we make available to our users in those countries. Our license agreements with local collecting societies and direct license agreements with publishers worldwide are generally in place for one to three years and provide for reporting obligations on both Spotify and the licensor and auditing rights for the licensors. Certain of these license agreements also provide for minimum guaranteed payments or advance payment obligations.

From time to time, our license agreements with certain rights holders and/or their agents, including both sound recording license agreements with major and independent record labels and musical composition license agreements with music publishers, may expire while we negotiate renewals. Per industry custom and practice, we and those rights holders may continue such agreements on a month-to-month basis or enter into other short-term extensions, and/or continue to operate as if the license agreement had been extended (including by our continuing to make music available). It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition, and results of operations. See “Risk Factors—Risks Related to Our Business—We depend upon third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.”

Government Regulation

We are subject to many U.S. federal and state, European, Luxembourg, and other foreign laws and regulations, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, rights of publicity, health and safety, employment and labor, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products for an extended period of time or indefinitely.

In the area of information security and data protection, the laws in several jurisdictions require companies to implement specific information security controls to protect certain types of information. Data protection, privacy, cybersecurity, consumer protection, content regulation, and other laws and regulations are very stringent and vary from jurisdiction to jurisdiction. In particular, we are subject to the data protection/privacy regulation under the laws of the EU.

We are subject to the GDPR, which came into effect on May 25, 2018. The GDPR is intended to create a single legal framework for data protection that applies across all EU member states. However, there are certain areas where EU member states can derogate from the requirements in their own legislation. It is therefore likely that we need to comply with these local regulations in addition to the GDPR. Supervisory authorities in the EU member states are able to impose fines of up to 4% of annual worldwide turnover of the preceding financial year or €20 million, whichever is greater, for non-compliance with GDPR or local implementing legislation. These supervisory authorities have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. Where consent is relied upon as the legal basis for processing personal data, businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and bear the burden of proof that consent was validly obtained. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed, limiting retention periods of personal data, requiring mandatory data breach notification, and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data and can withdraw their consent to data processing at any time.

Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, and disclosure of user information and are posted on our website.

C. Organizational Structure

The Company’s principal subsidiaries as at December 31, 2018 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Norway AS	Sales and marketing	100%	Norway
Spotify Spain S.L.	Sales and marketing	100%	Spain
Spotify GmbH	Sales and marketing	100%	Germany
Spotify France SAS	Sales and marketing	100%	France
Spotify Netherlands B.V.	Sales and marketing	100%	Netherlands
Spotify Canada Inc.	Sales and marketing	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify Singapore Pte Ltd.	Marketing	100%	Singapore

D. Property, Plant and Equipment

Spotify’s principal operational offices are located in Stockholm, Sweden under a lease for approximately 230,000 square feet of office space, expiring on September 30, 2027. We also lease regional offices in New York, New York; Los Angeles, California; San Francisco, California; Boston, Massachusetts; Dallas, Texas; Chicago, Illinois; Seattle, Washington; Atlanta, Georgia; Miami, Florida; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in Argentina, Australia, Brazil, Belgium, Canada, Colombia, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, Luxembourg, Mexico, Netherlands, Norway, Poland, Singapore, Spain, Taiwan, the United Arab Emirates, and the United Kingdom.

During 2018, to accommodate anticipated future growth, we began construction on build-outs at our new and existing leased office spaces in New York, Los Angeles, Stockholm, Boston, and London, among others. In 2018, we capitalized €145 million of fixed assets principally related to these build-outs and have planned additional capital expenditures of approximately €200 million in 2019. We anticipate these build-out projects to be substantially complete by the end of 2019.

We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the largest global music streaming subscription service. With a presence in 78 countries and territories and growing, our platform includes 207 million MAUs and 96 million Premium Subscribers as of December 31, 2018.

Our users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 36% year-over-year as of December 31, 2018 to 96 million. Our 207 million MAUs have grown 29% year-over-year as of December 31, 2018.

How We Generate Revenue

We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 6 to our consolidated financial statements included elsewhere in this report for additional information regarding our reportable segments.

Premium

Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart watches. The Premium Service offers a commercial-free music experience.

We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end user.

We offer a variety of subscription pricing plans for our Premium Service, including our standard plan, Family Plan, and Student Plan, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for a music service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription.

Additionally, we bundle the Premium Service with third-party services and products.

In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded both online and offline payment options.

Premium partner services are priced on a per-subscriber rate in a negotiated agreement and may include minimum guarantees for the number of subscriptions that will be purchased from us.

Revenue for our Premium segment also is a function of the number of Premium Subscribers who use our Premium Service. New Premium Subscribers are sourced primarily from the conversion of our Ad-Supported Users to Premium Subscribers. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new Premium Subscriber growth is driven by the success of converting users from our bi-annual trial campaigns to full-time Premium Subscribers. These bi-annual trial campaigns typically offer our Premium Service free or at a discounted price for a period of time.

The rate of net growth in Premium Subscribers also is affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. We have increased retention over time, as new features and functionality have led to increased user engagement and satisfaction. From a product perspective, while the launches of our Family Plan and our Student Plan have decreased Premium ARPU (as further described below) due to the lower price points per Premium Subscriber for these Premium pricing plans, each of these Plans has helped improve retention across the Premium Service.

Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices. We have found that Premium Subscribers who access our Service over multiple devices have higher engagement and lower Premium Churn, which increases their expected lifetime value to Spotify.

Ad-Supported

Our Ad-Supported Service has no subscription fees and provides Ad-Supported Users with limited on-demand online access to our catalog on their computers and tablets and shuffle-only access (i.e., without being able to specifically select a track) on compatible mobile devices. It serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality music and other content.

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions.

We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is comprised primarily of the number and hours of engagement of our Ad-Supported Users and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based in music and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers. Offering advertisers additional ways to purchase advertising on a programmatic basis is a key way that we intend to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Revenue from our Ad-Supported segment also will be impacted by the demographic profile of our Ad-Supported Users, our ability to enable advertisers to reach their target audience with relevant advertising in the geographic markets in which we operate. A large percentage of our Ad-Supported Users are between 18 and 34 years old. This is a highly sought-after demographic that has traditionally been difficult for advertisers to reach. By offering advertisers increased “self-serve options,” we expect to improve the efficiency and scalability of our advertising platform. Additionally, we believe that our largest markets, including Europe and North America, are among the top advertising markets globally. However, our continuing expansion into new geographic markets will present monetization challenges. Monetizing our Ad-Supported User base has historically been, and is expected to remain, more challenging in our two fastest growing regions, Latin America and the rest of the world, compared to Europe and North America.

Components of our Operating Results

Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of revenue, although certain agreements are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. With minor exceptions, we are effectively currently meeting the targets and consequently we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

In 2017, we entered into licensing agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and with Merlin, among others. Our cost of revenue and gross margins have benefited from the terms of these licensing agreements.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce content for our Service.

Additionally, cost of revenue has historically included discounted trial costs related to our bi-annual trial programs. While we believe our trial programs help drive incremental revenue and gross margins as users convert to full-time Premium Subscribers, these trial programs, which historically have typically begun in the last month of the second and fourth quarters of each year, have led to decreases in gross margins in the first and third calendar quarters as we absorb the promotional expenses of the discounted trial offers.

Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps to drive organic growth in new MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to Ad-Supported Users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 9%, 10%, and 7% of our total revenue in each of 2018, 2017, and 2016, respectively, and are expected to increase as a percentage of revenue. Expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments may be difficult to forecast.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, live events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs. As a public company, we have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, NYSE listing fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses. We recognized certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees were expensed and not deducted from net proceeds to the issuer as they would be in an initial public offering. For the year ended December 31, 2018, we incurred approximately €35 million in fees and expenses related to our direct listing.

Key Performance Indicators

MAUs

We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. Our MAUs in the tables below are inclusive of users that may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under “Item 3.D. Risk Factors” included elsewhere in this report.

The table below sets forth our MAUs as of December 31, 2018, 2017, and 2016.

	As of December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in millions, except percentages)
MAUs	207	160	124	47	29%	36	29%

MAUs were 207 million as of December 31, 2018, 160 million as of December 31, 2017, and 124 million as of December 31, 2016. This represented an increase of 29% and 29% from the preceding fiscal year, respectively. The increase in MAUs benefited from our continued investment in driving the growth of our Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased user engagement and customer satisfaction. MAUs were positively impacted by an increase in Premium Subscribers, as noted below.

Premium Subscribers

We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of December 31, 2018, 2017, and 2016.

	As of December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in millions, except percentages)
Premium Subscribers	96	71	48	26	36%	22	46%

Premium Subscribers were 96 million as of December 31, 2018, 71 million as of December 31, 2017, and 48 million as of December 31, 2016. This represented an increase of 36% and 46% from the preceding fiscal year, respectively. Our Family Plan contributed 32% and 31% of total gross added Premium Subscribers during 2018 and 2017, respectively. Further, our bi-annual global summer and holiday campaigns and our free trial offers contributed 18% and 19% of gross added Premium Subscribers during 2018, respectively, while contributing 20% and 19% during 2017, respectively.

Ad-Supported MAUs

We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of December 31, 2018, 2017, and 2016.

	As of December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in millions, except percentages)
Ad-Supported MAUs	116	93	78	23	24%	15	19%

Ad-Supported MAUs were 116 million as of December 31, 2018, 93 million as of December 31, 2017 and 78 million as of December 31, 2016. This represented an increase of 24% and 19% from the preceding fiscal year, respectively. Growth in Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased Ad-Supported User engagement and customer satisfaction.

Premium Subscriber growth continues to outpace growth in total MAUs, which is why Ad-Supported MAU growth is trailing these two metrics. If this trend continues, it could become a drag on Ad-Supported Revenue growth, although increases in user engagement sell-through rates, and advertising growth on podcasts could offset the effects of this slowing MAU growth on revenue growth.

Premium ARPU

Premium ARPU is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.

The table below sets forth our average Premium ARPU for the years ended December 31, 2018, 2017, and 2016.

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
Premium ARPU	€4.81	€5.32	€6.20	€(0.51)	(10)%	€(0.88)	(14)%

For the years ended December 31, 2018, 2017, and 2016, Premium ARPU was €4.81, €5.32, and €6.20, respectively. This represented a decrease of 10% and 14% from the preceding fiscal years. The decreases were due principally to growth of the Family Plan and movements in foreign exchange rates.

The table below sets forth our average Premium ARPU for the quarters ended December 31, 2018, 2017, and 2016.

	Three months ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
Premium ARPU	€4.89	€5.24	€6.00	€(0.35)	(7)%	€(0.76)	(13)%

For the quarters ended December 31, 2018, 2017 and 2016, Premium ARPU was €4.89, €5.24, and €6.00, respectively. This represented a decrease of 7% and 13% from the preceding fiscal year quarters ended December 31. The decreases were due principally to growth of the Family Plan and movements in foreign exchange rates.

A. Operating Results

Revenue

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Premium	4,717	3,674	2,657	1,043	28%	1,017	38%
Ad-Supported	542	416	295	126	30%	121	41%
Total	5,259	4,090	2,952	1,169	29%	1,138	39%

Premium revenue

For the years ended December 31, 2018 and 2017, Premium revenue comprised 90% of our total revenue. For the year ended December 31, 2018, as compared to 2017, Premium revenue increased €1,043 million or 28%. The increase was attributable primarily to a 36% increase in Premium Subscribers, partially offset by a decrease in Premium ARPU of 10%, as noted above.

For the years ended December 31, 2017 and 2016, Premium revenue comprised 90% of our total revenue. For the year ended December 31, 2017, as compared to 2016, Premium revenue increased €1,017 million or 38%. The increase was attributable primarily to a 46% increase in Premium Subscribers, partially offset by a decrease in Premium ARPU of 14%, as noted above.

Ad-Supported revenue

For the year ended December 31, 2018 and 2017, Ad-Supported revenue comprised 10% of our total revenue. For the year ended December 31, 2018, as compared to 2017, Ad-Supported revenue increased €126 million or 30%. This increase was due primarily to growth in the U.S., which grew €94 million or 35%. This increase was driven by our audio and video offerings, which both outpaced overall U.S. growth at 46% and 50% respectively. U.S. audio growth was boosted by growth in our programmatic channel (i.e., impressions sold using an automated online platform), which grew 108% and represented 12% of our U.S. audio Ad-Supported revenue. U.S. video growth was driven primarily by a 54% increase in the average rate per impression sold through our direct channel, as well as a 69% increase in the number of impressions sold through our programmatic channel.

For the year ended December 31, 2017 as compared to 2016, Ad-Supported revenue increased €121 million or 41%. This increase was due primarily to a 31% increase in the number of impressions sold, driven largely by the growth in our programmatic channel (i.e., impressions sold using an automated online platform), which accounted for 49% of sold impressions and grew revenue 100% year over year, accounting for 18% of our Ad-Supported revenue. Ad-Supported revenue growth also was driven by a 7% increase in the average rate per impression, as our premium video offerings outpaced overall growth, growing 74% and reaching 29% of Ad-Supported revenue.

Foreign exchange impact on total revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. dollar for the year ended December 31, 2018, as compared to 2017, had an unfavorable impact on our revenue. We estimate that total revenue for the year ended December 31, 2018 would have been approximately €202 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2017.

Cost of revenue

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Premium	3,461	2,868	2,221	593	21%	647	29%
Ad-Supported	445	373	330	72	19%	43	13%
Total	3,906	3,241	2,551	665	21%	690	27%

Premium cost of revenue

For the year ended December 31, 2018, as compared to 2017, Premium cost of revenue increased €593 million, or 21%, and Premium cost of revenue as a percentage of Premium revenue decreased from 78% to 73%. The decreased percentage was largely driven by a reduction in content costs pursuant to new licensing arrangements, as well as decreased charges related to disputes with certain rights holders. The increase in Premium cost of revenue was driven by an increase in new Premium Subscribers resulting in higher royalty costs, payment transaction fees, and streaming delivery costs of €588 million, €22 million, and €14 million respectively. Included in royalty costs is a €12 million charge that relates to prior years. These increases were partially offset by the reduction of dispute charges with certain rights holders of €45 million and a benefit of €18 million for amounts expected to be recovered from rights holders for retroactive statutory rate changes.

For the year ended December 31, 2017, as compared to 2016, Premium cost of revenue increased €647 million, or 29%, and Premium cost of revenue as a percentage of Premium revenue decreased from 84% to 78%. This decrease in cost of revenue as a percentage of Premium revenue was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in cost of revenue was driven primarily by the increase in new Premium Subscribers, which led to higher royalty and streaming delivery costs of €632 million and €35 million, respectively. Additionally, there was an increase of €9 million related to discounted trial costs. These increases were partially offset by a reduction in payment fees of €26 million.

Ad-Supported cost of revenue

For the year ended December 31, 2018, as compared to 2017, Ad-Supported cost of revenue increased €72 million, or 19%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 90% to 82%. The percentage reduction was driven by a reduction in content costs pursuant to new licensing arrangements as well as decreased charges related to disputes with certain rights holders, and streaming delivery costs growing slower than revenues. The increase in Ad-Supported cost of revenue is driven by growth in advertising revenue resulting in higher royalties of €66 million. These increases were partially offset by the reduction of dispute charges with certain rights holders of €10 million.

For the year ended December 31, 2017, as compared to 2016, Ad-Supported cost of revenue increased €43 million, or 13%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 112% to 90%. This decreased percentage was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in cost of revenue was driven primarily by the increase in new Ad-Supported MAUs, which led to higher royalty and streaming delivery costs of €30 million and €5 million, respectively.

Foreign exchange impact on total cost of revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. dollar for the year ended December 31, 2018, as compared to 2017, had a favorable impact on our cost of revenue. We estimate that total cost for the year ended December 31, 2018 would have been approximately €159 million higher, if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2017.

Gross profit/(loss) and gross margin

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Gross profit/(loss)
Premium	1,256	806	436	450	56%	370	85%
Ad-Supported	97	43	(35)	54	126%	78	223%
Consolidated	1,353	849	401	504	59%	448	112%
Gross margin
Premium	27%	22%	16%
Ad-Supported	18%	10%	(12)%
Consolidated	26%	21%	14%

Premium gross profit/(loss) and gross margin

For the year ended December 31, 2018, as compared to 2017, Premium gross profit increased by €450 million and Premium gross margin increased from 22% to 27%. The increase in margin was largely driven by a reduction in content costs pursuant to new licensing arrangements, as well as decreased charges related to disputes with certain rights holders.

For the year ended December 31, 2017, as compared to 2016, Premium gross profit increased by €370 million and Premium gross margin increased from 16% to 22%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

Ad-Supported gross profit/(loss) and gross margin

For the year ended December 31, 2018, as compared to 2017, Ad-Supported gross profit increased by €54 million to a gross profit of €98 million, and Ad-Supported gross margin increased from 10% to 18%. The margin increase was largely driven by a reduction in content costs pursuant to new licensing arrangements as well as decreased charges related to disputes with certain rights holders and streaming delivery costs growing slower than revenues.

For the year ended December 31, 2017, as compared to 2016, Ad-Supported gross loss changed by €78 million to a gross profit of €43 million, and Ad-Supported gross margin improved from (12)% to 10%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

Consolidated operating expenses

Research and development

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Research and development	493	396	207	97	24%	189	91%
As a percentage of revenue	9%	10%	7%

For the year ended December 31, 2018 as compared to 2017, research and development costs increased €97 million, or 24%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €47 million and facilities costs of €25 million, each resulting from increased headcount and leased office space to support our growth. There also was an increase in information technology costs of €15 million due to an increase in our usage of cloud computing services and additional software license fees. The increase in personnel-related costs was primarily due to increased salaries of €37 million and share-based payments of €18 million, offset by a decrease in social costs of €15 million.

For the year ended December 31, 2017 as compared to 2016, research and development costs increased €189 million, or 91%, as we continually enhance our platform in order to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €131 million and facilities costs of €27 million, resulting from an increased headcount and leased office space to support our growth as compared to the prior fiscal year. The increase in personnel-related costs is due primarily to increased salaries of €68 million, social costs of €48 million, and share-based payments of €5 million.

Sales and marketing

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Sales and marketing	620	567	368	53	9%	199	54%
As a percentage of revenue	12%	14%	12%

For the year ended December 31, 2018 as compared to 2017, sales and marketing expense increased by €53 million, or 9%. The increase was due primarily to incremental advertising costs of €24 million for campaigns in existing markets, as well as new markets related to our continued international expansion. There also was an increase in personnel-related costs of €19 million and facilities costs of €8 million, each resulting from increased headcount and leased office space to support our growth. These expenses were partially offset by a decrease in the cost of providing free trials of €6 million. The increase in personnel-related costs was due primarily to increased salaries of €15 million.

For the year ended December 31, 2017 as compared to 2016, sales and marketing expense increased €199 million, or 54%. The increase was due primarily to incremental advertising costs of €120 million for campaigns in existing markets, as well as new markets related to our continued international expansion. There also was an increase in personnel-related costs of €48 million and facilities costs of €39 million, each resulting from increased headcount and leased office space compared to the prior fiscal year to support our growth. The increase in personnel-related costs is due primarily to increased salaries of €25 million, social costs of €15 million, and share-based payments of €5 million.

General and administrative

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
General and administrative	283	264	175	19	7%	89	51%
As a percentage of revenue	5%	6%	6%

For the year ended December 31, 2018 as compared to 2017, general and administrative expense increased €19 million or 7%. The increase was due primarily to incremental expenses relating to our direct listing of €35 million. There also was an increase in facilities costs of €22 million from increased headcount and leased office space. These expenses were partially offset by a decrease in external consulting and legal fees of €15 million and personnel-related costs of €12 million due primarily to a decrease in social costs of €25 million.

For the year ended December 31, 2017 as compared to 2016, general and administrative expense increased €89 million or 51%. The increase was due primarily to an increase in personnel-related costs of €63 million and facilities costs of €20 million, each resulting from increased headcount and leased office space compared to the prior fiscal year to support our growth. The increase in personnel-related costs is due primarily to increased social costs of €40 million and salaries of €19 million. We also experienced an increase in legal and other administrative costs of €15 million compared to the prior fiscal year due to increased litigation, consulting costs related to public company readiness objectives, and new systems implementations. These were offset by a decrease in bad debt expense of €15 million.

Finance income

Finance income consists of fair value adjustment gains on financial instruments, interest income earned on our cash and cash equivalents, short term investments, and foreign currency gains.

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Finance income	455	118	152	337	286%	(34)	(22)%
As a percentage of revenue	9%	3%	5%

For the year ended December 31, 2018 as compared to 2017, finance income increased €337 million. The increase in finance income was due primarily to fair value gains for outstanding warrants of €373 million, foreign exchange gains on the re-measurement of monetary assets and liabilities in a transaction currency other than the functional currency of €43 million, and an increase in fair value gains on non-designated hedges of €6 million. These were partially offset by a decrease in fair value gains on our contingent options of €94 million.

For the year ended December 31, 2017 as compared to 2016, finance income decreased by €34 million. The decrease in finance income was due primarily to lower foreign exchange gains on the re-measurement of monetary assets and liabilities in a transaction currency other than the functional currency of €125 million. This was partially offset by an increase in fair value gains on our contingent options of €74 million and interest income of €14 million due to the full-year effect on our short term investments.

     Finance costs

Finance costs consist of fair value adjustment losses on financial instruments, interest on our lease financing obligations, and foreign currency losses.

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Finance costs	(584)	(974)	(336)	390	(40)%	(638)	190%
As a percentage of revenue	(11)%	(24)%	(11)%

For the year ended December 31, 2018 as compared to 2017, finance costs decreased €390 million due primarily to a decrease of expense recorded for Convertible Notes of €323 million, due to the expiration of the unwind option on our Convertible Notes upon our direct listing on April 3, 2018. Additionally, there was a decrease in foreign exchange losses on the re-measurement of monetary assets and liabilities in a transaction currency other than the functional currency of €126 million. These were partially offset by an increase in fair value losses recorded for outstanding warrants of €57 million.

For the year ended December 31, 2017 as compared to 2016, finance costs increased by €638 million due primarily to the issuance of the Convertible Notes in April 2016, which are accounted for at fair value with any changes in fair value recorded in the statement of operations. Due to the implicit interest rate and an increase in the value of ordinary shares, the expense recorded for the Convertible Notes increased by €279 million as compared to 2016. The expense recorded for outstanding warrants increased by €255 million due to the increase in the value of ordinary shares and the issuance of additional warrants in July 2017. Additionally, foreign exchange losses on the re-measurement of monetary assets and liabilities in a transaction currency other than the functional currency increased by €105 million.

Income tax (benefit)/expense

For the year ended December 31, 2018, income tax benefit was €95 million due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment in TME. Included in the income tax benefit for 2018 is deferred tax expense of €8 million as a result of foreign exchange movements on our long term investment in TME. The Group will be subject to deferred tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

     Net loss attributable to owners of the parent

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
Net loss attributable to owners of the parent	(78)	(1,235)	(539)	1,157	(94)%	(696)	129%
As a percentage of revenue	(1)%	(30)%	(18)%

For the year ended December 31, 2018 as compared to 2017, net loss attributable to owners of the parent decreased by €1,157 million, a decrease of 94%, due primarily to a decrease in operating loss, an increase in finance income/(costs) – net, and an increase in income tax benefit. For the year ended December 31, 2017 as compared to 2016, net loss attributable to owners of the parent increased by €696 million, an increase of 129%, due to the factors stated above.

EBITDA

	Year ended December 31,			Change
	2018	2017	2016	2018 vs. 2017		2017 vs. 2016
	(in € millions, except percentages)
EBITDA	(11)	(324)	(311)	313	(97)%	(13)	4%
As a percentage of revenue	(0)%	(8)%	(11)%

For the year ended December 31, 2018 as compared to 2017, EBITDA loss decreased €313 million or 97%. The decrease was due primarily to a decrease in operating loss of €335 million offset by a decrease in depreciation and amortization of €22 million. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see Item “3.A.Selected Financial Data.”

For the year ended December 31, 2017 as compared to 2016, EBITDA loss increased by €13 million or 4%. This increase was due primarily to an increase in our operating losses of €29 million offset by an increase in depreciation and amortization of €16 million. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see “Item 3.A. Selected Financial Data.”

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Premium Revenue

We generate revenue for our Premium segment from the sale of Premium Services. Premium Services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers.

Premium Services sold directly to end users are typically paid monthly in advance. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period.

We periodically provide discounted trial periods for Premium Services. Consideration received for the discounted trial periods is recognized in revenue on a straight-line basis over the term of the discounted trial period.

Premium Services sold through partners are recognized as revenue based on a per-subscriber rate in a negotiated partner agreement and may include minimum guarantees for the minimum amount that will be purchased from us. Under these arrangements, a Premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. For partner agreements where the minimum guarantee is not met, revenue is constrained to the revenue amounts for the actual subscriptions sold in a given period. We therefore only recognize the associated revenue when it is highly probable that this will not result in a significant reversal of revenue when the uncertainty is resolved. We assess the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognize revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation which is the delivery of our Premium Service.

Ad-Supported Revenue

We generate revenue for our Ad-Supported segment primarily through display, audio, and video advertising delivered through advertising impressions. We enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients and directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Ad-Supported revenue is recognized upon delivery of impressions. IOs may include multiple performance obligations as they generally contain several different advertising products that each represent a separately identifiable promise within the contract. For such arrangements, we allocate Ad-Supported revenue to each performance obligation on a relative stand-alone selling price basis. We determine stand-alone selling prices based on the prices charged to customers. We also may offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on historical data and projected spend and result in a reduction of revenue recognized.

Additionally, we generate Ad-Supported revenue through arrangements with certain suppliers to distribute advertising inventory on their advertising exchange platforms for purchase on a cost-per-thousand basis. Ad-Supported revenue is recognized over time when impressions are delivered on the platform.

Share-based Payments

Our employees and members of our board of directors receive remuneration in the form of share-based payment transactions, whereby employees and directors render services in consideration for equity instruments.

The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of an RSU or RSA is measured using the fair value of our ordinary shares on the date of the grant. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally less than five years.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including expected term of the option, expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of our ordinary shares. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

We also must estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. A higher revised forfeiture rate than previously estimated will result in an adjustment that will decrease the stock-based compensation expense recognized in the consolidated statement of operations. A lower revised forfeiture rate than previously estimated will result in an adjustment that will increase the stock-based compensation expense recognized in the consolidated statement of operations.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation. Social costs in connection with granted options and RSUs are accrued over the vesting period based on the intrinsic value of the award that has been earned at the end of each reporting period. The amount of the liability reflects the amortization of the award and the impact of expected forfeitures. The social cost rate at which the accrual is made generally follows the tax domicile within which other compensation charges for a grantee are recognized.

Content

We incur royalty costs for the right to stream music to our users, paid to certain music record labels and other rights holders. Royalties are calculated using negotiated rates in accordance with license agreements, estimates of those rates in instances where rights holders are not identified, or statutory rates as determined by government bodies. Calculations are based on either Premium and Ad-Supported revenue earned or user/usage measures or a combination of these. The rights holder agreements are complex and our determination of royalties payable involves certain significant judgments, assumptions, and estimates in addition to complex systems and a significant volume of data to be processed and analyzed. In particular, in certain jurisdictions rights holders have several years to claim royalties for works streamed each month. As such, the royalty costs incurred in a period might not be fully settled for a number of years and are estimated. The estimate of royalty costs requires us to make assumptions about the rates to be recorded for streams where the rights holder is not identified and the potential incidence of duplicate claims. These estimates are subject to revision until settlement. Considering the number of variables impacting the amounts owed, the actual outcome could be different than our estimates, resulting in an additional accrual or release of previously recorded liabilities.

In addition, some rights holders have allowed the use of their content on our platform while negotiations of the terms and conditions of individual agreements are ongoing. In these instances, royalties are calculated based on our best estimate of the eventual payout.

Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.

The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2018 and December 31, 2017, approximately €203 million and €181 million, respectively, relate to liabilities that were incurred more than twelve months prior to the date of the statement of financial position. Of the December 31, 2018 amount, €19 million was expensed in the year ended December 31, 2018 due to an increase of estimates included in the financial statements for the year ended December 31, 2017.

From time to time, we are involved in legal actions or other third-party assertions related to content on our platform. There can be no assurance these actions or other third-party assertions will be resolved without costly litigation in a manner that does not adversely impact our financial position, results of operations, or cash flows, or without requiring higher royalty payments in the future, which may adversely impact gross margins. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently, determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different than our estimates and could adversely affect our results of operations, financial position, and cash flows. See “Risk Factors—Risks Related to Our Business—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.”

We have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. These minimum guarantee amounts have been disclosed in Note 23 of the consolidated financial statements, included elsewhere in this report. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have certain royalty arrangements where we would have to make additional payments if the royalty rates for specified periods were below those paid to certain other licensors (most favored nation clauses). For rights holders with this clause, we compare royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payable to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue.

Warrants

Our warrants are re-measured at each reporting date using valuation models using input data. The change in fair value of these financial liabilities are recognized in finance income or cost in the consolidated statement of operations. Our ordinary share price is a primary driver of the fair value of the warrants. If factors change and different assumptions are used, our finance costs (net) could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk relate to our warrants.

See Note 22 to our consolidated financial statements included elsewhere in this report for additional information on the valuation models used for our warrants.

Income Taxes

We are subject to income taxes in Luxembourg, Sweden, the United States, and numerous foreign jurisdictions. Significant judgment is required in determining our uncertain tax positions.

Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Unused tax loss carry-forwards are reviewed at each reporting date and have not been recorded when we believe we will not generate future taxable income to utilize the loss carry-forwards.

In determining the amount of current and deferred income tax, we take into account the impact of uncertain tax positions and whether additional taxes, interest, or penalties may be due. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.

B. Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short term investment securities consist mostly of cash on deposit with banks, investments in money market funds, and investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €297 million from €1,509 million as of December 31, 2017 to €1,806 million as of December 31, 2018.

We believe our existing cash and cash equivalent balances and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, the acquisition of other companies, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. See “Risk Factors—Risks Related to Our Business—We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.”

On March 7, 2018, the Company issued 5,740,000 ordinary shares to our Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of employee exercises under the Company’s Employee Stock Option Plans (“ESOP”) and RSU plans. Future such transactions are expected to take place to fulfill future option exercises.

On November 5, 2018, Spotify Technology S.A. announced that it would commence a share repurchase program that began in the fourth quarter of 2018. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders, and the Board of Directors approved such repurchase up to the amount of $1.0 billion. During 2018, we repurchased 687,271 ordinary shares for €77 million in connection with the share repurchase program. The repurchase program will expire on April 21, 2021. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with our capital allocation strategy of prioritizing investment to grow the business over the long term.  Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the Commission and other applicable legal requirements. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. We plan to use current cash and cash equivalents and the cash flow we generate from our operations to fund our share repurchase program.

Cash Flow

	Year ended December 31,
	2018	2017	2016
	(in € millions)
Net cash flows from operating activities	344	179	101
Net cash flows used in investing activities	(22)	(435)	(827)
Net cash flow from financing activities	92	34	916

Operating activities.

Net cash flows from operating activities increased by €165 million to €344 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The increase in net cash flow from operating activities was due primarily to a decrease in operating loss of €335 million, partially offset by changes in working capital of €169 million, due primarily to a decrease in social cost accruals.

Net cash flows from operating activities increased by €78 million to €179 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase in net cash from operations was due primarily to an increase in content and social cost accruals.

Investing activities.

Net cash flows used in investing activities decreased by €413 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, due primarily to a change from a cash outflow to a cash inflow for purchases and sales of short term investments of €463 million and a decrease in the change in restricted cash of €24 million, partially offset by an increase in purchases of property and equipment of €89 million.

Net cash flows used in investing activities decreased by €392 million for the year ended December 31, 2017 as compared to 2016, due primarily to a reduction in net cash outflow for purchases and sales of short term investments of €482 million. This was offset by an increase of €42 million for business combinations and a €33 million increase in restricted cash principally related to securing property leases.

Financing activities.

Net cash flows from financing activities increased by €58 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, due primarily to an increase in proceeds from the exercise of share options of €134 million offset by treasury share purchases of €72 million in 2018.

Net cash flows from financing activities decreased €882 million for the year ended December 31, 2017 as compared to 2016. The decrease in financing cash flows was due primarily to the net proceeds of €861 million received from the issuance of our $1,000 million Convertible Notes in 2016 and a decrease in the proceeds from the issuance of warrants of €18 million.

Free Cash Flow

	Year ended December 31,
	2018	2017	2016
	(in € millions)
Free Cash Flow	209	109	73

Free Cash Flow increased by €100 million to €209 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The increase in free cash flow was due primarily to the improvement in net cash flows from operating activities of €165 million as a result of a decrease in operating loss of €335 million, partially offset by changes in working capital of €169 million. This improvement in net cash flows from operating activities was partially offset by an increase in capital expenditures of €89 million.

Free Cash Flow increased by €36 million to €109 million for the year ended December 31, 2017 as compared to 2016. The increase in free cash flow was due primarily to the improvement in net cash flows from operating activities of €78 million due to an increase in content and social cost accruals.

For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Item 3.A. Selected Financial Data.”

Indebtedness

As of December 31, 2018, we have no outstanding indebtedness. We may from time to time seek to incur indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

On April 1, 2016, we issued US$1,000 million principal amount of Convertible Notes due 2021 (the “Convertible Notes”). In December 2017, holders of a portion of the Convertible Notes exchanged US$301 million in principal of Convertible Notes, plus accrued interest of US$27 million, for 4,800,000 ordinary shares, and the Group entered into an exchange agreement with holders of a portion of its Convertible Notes, pursuant to which the Group exchanged an aggregate of US$110 million in principal of Convertible Notes, plus accrued interest of US$10 million, for an aggregate of 1,754,960 ordinary shares. In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining $628 million of Convertible Notes, plus accrued interest, for 9.431,960 ordinary shares. On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. Upon the direct listing, the option for the holders of the Convertible Notes (“Convertible Noteholders”) to unwind the January 2018 exchange transaction expired. See Note 18 to our consolidated financial statements for further information regarding the Convertible Notes.

C. Research and Development, Patents and Licenses

For a detailed analysis of research and development costs, see “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”.

D. Trend Information

Our results reflect the effects of our bi-annual trial programs, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported Service, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which, historically, have typically begun in the last month of the second and fourth quarters. This has led to decreases in gross margin in the first and third quarter of each year, as we absorb the promotional expenses of discounted trial offers.

For our Ad-Supported Service, we experience higher advertising revenues in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand. The rapid growth in our business to date has somewhat masked these trends. In the future, we expect these trends to become more apparent.

Other than as disclosed here and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

As of December 31, 2018, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees(1)	700	548	152	—	—
Operating lease obligations(2)	833	62	147	141	483
Purchase obligations(3)	293	22	271	—	—
Total	1,826	632	570	141	483

(1)	We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See “Item 3.D. “Risk Factors”.
(2)	Operating lease obligations relate to our office space. The lease terms are between one and seventeen years, and the majority of the lease agreements are renewable at the end of the lease period.
(3)	We are subject to a service agreement with Google for the use of Google Cloud Platform with minimum spend commitments.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages, and positions of our senior management and directors as of the date of this report:

Name	Age	Position
Daniel Ek	35	Co-Founder, Chief Executive Officer, Chairman, and Director
Martin Lorentzon	49	Co-Founder and Director
Barry McCarthy	65	Chief Financial Officer
Katarina Berg	50	Chief Human Resources Officer
Alex Norström	42	Chief Premium Business Officer
Gustav Söderström	42	Chief Research & Development Officer
Dawn Ostroff	58	Chief Content Officer
Cecilia Qvist	46	Global Head of Markets
Christopher Marshall	50	Director
Shishir Mehrotra	39	Director
Heidi O’Neill	54	Director
Ted Sarandos	54	Director
Thomas Staggs	58	Director
Cristina Stenbeck	41	Director
Padmasree Warrior	58	Director

The business address of each Director and each of Mr. Ek, Mr. Lorentzon, Ms. Berg, Mr. Norström, and Mr. Söderström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of each of Mr. McCarthy, Ms. Ostroff, and Ms. Qvist is 150 Greenwich Street, 63rd Floor, New York, New York 10007. The following is a brief biography of each of our senior managers and directors:

Daniel Ek is our co-founder, Chief Executive Officer, and Chairman of our board of directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by TradeDoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens.

Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon has served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded TradeDoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.

Barry McCarthy is our Chief Financial Officer. He is responsible for overseeing the Company’s financial and legal affairs. Mr. McCarthy also is responsible for managing our advertising sales business and corporate development activities. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including for Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, and Chegg from 2010 to 2015 (Chairman of the audit committee). Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.

Katarina Berg is our Chief Human Resources Officer. She oversees all aspects of human resource management and is responsible for developing and executing the people strategy in support of our overall business plan. Ms. Berg serves as a member of the board of directors of Sqore and as member of the advisory board of directors of ToppHälsa, Bonnier Tidskrifter. Before joining our team, Ms. Berg held human resources roles in various multinational companies, such as Swedbank, 3 Scandinavia, and Kanal 5 (SBS Broadcasting). Ms. Berg holds a Master of Arts in Human Resources Management and Development in Behavioral Science from Lund University.

Alex Norström is our Chief Premium Business Officer. As our Chief Premium Business Officer, Mr. Norström is responsible for overseeing strategy, marketing, global partnerships, and product offerings for our subscription business. Mr. Norström was previously our Vice President of Growth and our Vice President of Subscription. Prior to joining Spotify in 2011, Mr. Norström was Chief New Business Officer at King. He is currently a member of the board of directors of Circle. Mr. Norström holds a Master of Science in Business & Economics with a Major in Finance from the Stockholm School of Economics.

Gustav Söderström is our Chief Research & Development Officer. He oversees the product, design, data, and engineering teams at Spotify and is responsible for our product strategy. Mr. Söderström is a startup seed investor and also has been an advisor to Tictail since 2013 and was formerly an advisor to 13th Lab (acquired by Facebook’s Oculus). Before joining the Company in 2009, Mr. Söderström was director of product and business development for Yahoo! Mobile from 2006 to 2009. In 2003, Mr. Söderström founded Kenet Works, a company that developed community software for mobile phones and served as the company’s Chief Executive Officer until it was acquired by Yahoo! in 2006. Mr. Söderström holds a Master of Science in Electrical Engineering from KTH Royal Institute of Technology.

Dawn Ostroff is our Chief Content Officer. She is responsible for overseeing the Company’s global content and distribution operations, including all original content and industry and creator relationships. Prior to joining Spotify, Ms. Ostroff served as President of Condé Nast Entertainment, a studio and distribution network with entertainment content across film, television, premium digital video, social, and virtual reality. She was previously President of Entertainment for The CW broadcast network, a joint venture of CBS and Warner Bros. that she helped launch in 2006, and before that, President of the UPN broadcast network. Ms. Ostroff holds a Bachelor of Science in Journalism from Florida International University.

Cecilia Qvist is our Global Head of Markets. She oversees the Company’s international expansion and product localization efforts and is focused on growth of users globally. Prior to joining Spotify in 2017, Ms. Qvist held business, sales, and product development positions at various companies, including Ericsson, Swedbank, and Nasdaq OMX. She also brings experience in digital strategies and multi-market growth. Since 2018, she has served as a member of the board of directors of Catena Media and a member of the advisory board of Webrock Ventures. Ms. Qvist holds a Master of Business Administration from Heriot-Watt University.

Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer, from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.

Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Ms. O’Neill previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Nike Direct, a division of Nike, Inc.

Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to his role on our board of directors, Mr. Sarandos serves on the Film Advisory Board of Directors for Tribeca and Los Angeles Film Festivals, a member of the board of directors of the American Cinematheque, an American Film Institute trustee, and an Executive Committee Member of the Academy of Television Arts & Sciences. He is a Henry Crown Fellow at the Aspen Institute and serves on the board of directors of Exploring the Arts. He also serves as the Chief Content Officer of Netflix and has led content acquisition for Netflix since 2000.

Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to his role on our board of directors, Mr. Staggs serves on the board of directors of the University of Minnesota Carlson School of Management and the Center for Early Education. He also serves as the Executive Chairman of Vejo, Inc. Mr. Staggs previously served in various roles at The Walt Disney Company, including as Chief Financial Officer, Chairman of Disney Parks and Resorts, Chief Operating Officer, and Senior Advisor to the Chief Executive Officer. He also was previously a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.

Cristina Stenbeck is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to her role on our board of directors, Ms. Stenbeck serves on the board of directors as main shareholder of Kinnevik AB, a Swedish listed investment group, where she also was Vice Chairman from 2003 to 2007 and Chairman from 2007 to 2016. In addition, she serves on the board of directors of several private companies, including Go Euro Corp., a Germany-based travel company, and Camshaft S.à.r.l. and Verdere S.à.r.l., two Luxembourg-based investment companies. Ms. Stenbeck previously held board positions in Kinnevik’s investee companies, including Zalando SE, Millicom International Cellular S.A., Tele2 AB, Modern Times Group AB and Babylon Holdings Ltd. She also chaired, a Swedish family foundation Hugo Stenbecks Stiftelse and acted as Trustee for St. Andrew’s School in Middletown, Delaware. She holds a Bachelor of Science in Business from Georgetown University.

Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to her role on our board of directors, Ms. Warrior serves on the boards of directors of Microsoft and Thorn. In addition, Ms. Warrior was a member of the board of directors of Gap, Inc. from 2013 to 2016 and a member of the board of directors of Box from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the President and Chief Executive Officer of NIO U.S. and Chief Development Officer of NIO Group from December 2015 to 2018. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.

Family Relationships

There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company.

Arrangements or Understandings

Christopher Marshall was elected as a director pursuant to a shareholder arrangement pursuant to his role as a general partner of TCMI, Inc., which manages the TCV funds. Such shareholder arrangement has since been terminated. None of our other senior management, directors, or key employees has any arrangement or understanding with our principal shareholder, customers, suppliers, or other persons pursuant to which such senior management, director, or key employee was selected as such.

B. Compensation

This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team who would be our named executive officers, as if we were a domestic issuer and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2018 are:

•	Daniel Ek, who is our Co-Founder and serves as our Chief Executive Officer (“CEO”), Chairman, and Director and is our principal executive officer;
•	Barry McCarthy, who serves as Chief Financial Officer (“CFO”) and is our principal financial officer;
•	Dawn Ostroff, who serves as Chief Content Officer;
•	Gustav Söderström, who serves as Chief Research & Development Officer;
•	Alex Norström, who serves as Chief Premium Business Officer; and
•	Seth Farbman, who served as Chief Marketing Officer through October 1, 2018 (and his employment with us terminated November 17, 2018).

Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the remuneration committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2018.

Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve their principles and objectives.

Executive Compensation Philosophy and Objectives

We operate in the highly competitive and dynamic digital media industry as the world’s largest subscription music streaming service. This industry is characterized by rapidly changing market requirements and the emergence of new competitors. To succeed in this environment, we must continuously develop solutions that meet the needs of our rapidly growing user base in a rapidly changing environment, efficiently develop and refine new and existing products and services, and demonstrate a strong return on investment to our advertisers. To achieve these objectives, we need a highly talented and seasoned team of data scientists, engineers, product designers, product managers, and other business professionals.

We recognize that our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees, which is driven by our compensation, culture and reputation, and the strength of our brand. We strive to create an environment that is responsive to the needs of our employees, is open towards employee communication and continual performance feedback, encourages teamwork, and rewards commitment and performance. The principles and objectives of our compensation and benefits programs for our executive leadership team and other employees are to:

•	attract, engage, and retain the best executives to work for us, with experience and managerial talent enabling us to be an employer of choice in highly-competitive and dynamic industries;
•	align compensation with our corporate strategies, business and financial objectives, and the long-term interests of our shareholders;
•	motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and
•	ensure that our total compensation is fair, reasonable, and competitive.

We compete with many other companies in seeking to attract and retain experienced and skilled executives. To meet this challenge, we have embraced a compensation philosophy that offers our executive leadership team competitive compensation and benefits packages including equity grants, which are focused on long-term value creation and that reward our executive leadership team for achieving our financial and strategic objectives.

Roles of Our Board of Directors, Remuneration Committee, and Chief Executive Officer in Compensation Decisions

The initial compensation arrangements with our executive leadership team, including the named executive officers, have been determined in arm’s-length negotiations with each individual executive. Typically, our CEO has been responsible for negotiating these arrangements, except with respect to his own compensation, with the oversight and final approval of the members of our board of directors or the remuneration committee. The compensation arrangements have been influenced by a variety of factors, including, but not limited to:

•	our financial condition and available resources;
•	our need for that particular position to be filled;
•

our board of directors’ evaluation of the competitive market based on the third-party data provided by Compensia, Inc. (“Compensia”), a national compensation consulting firm, competitive pay practices for comparable positions at companies of comparable scale and in relevant business segments, as further described below, and the experience of the members of the remuneration committee with other companies;

•	the length of service of an individual; and
•	the compensation levels of other members of the executive leadership team, each as of the time of the applicable compensation decision.

Following the establishment of the initial compensation arrangements, our CEO, board of directors, and remuneration committee have been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for our CEO and other members of the executive leadership team, including the other named executive officers. Typically, in years past, our CEO reviewed the performance of the other members of the executive leadership team, including the other named executive officers, and based on this review, along with the factors described above, made recommendations to the remuneration committee with respect to the total compensation, including each individual component of compensation, of these individuals for the coming year. There was no predetermined time of year for these reviews, although they were generally performed on an annual basis coinciding with our Company-wide employee compensation review in March. Further, in years past, the remuneration committee reviewed the performance of our CEO, and based on this review and the factors described above, determined his total compensation for the coming year.

The current compensation levels of our executive leadership team, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual.

Engagement of Compensation Consultant

The remuneration committee has engaged the services of Compensia to provide executive compensation advisory services. The remuneration committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. In 2017, the remuneration committee approved the compensation peer group (the “Peer Group”) for fiscal year 2018. The Peer Group for 2018 consisted of the following companies:

Activision Blizzard	AMC Networks	Criteo S.A.	Discovery Communications
Electronic Arts	Expedia	Groupon	IAC/InterActiveCorp
Lions Gate Entertainment	Live Nation Entertainment	Pandora Media	Scripps Networks Interactive
Sirius XM Holdings	Snap	Take Two Interactive	TripAdvisor
Twitter	VeriSign	Zillow Group

The remuneration committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2018, Compensia provided the remuneration committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The remuneration committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The remuneration committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than our CEO (who, as we note below, did not receive any cash or equity compensation in 2018), including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As noted above, we rely heavily on our stock options to incentivize our employees, including each of our named executive officers.

Compensation Philosophy

We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our named executive officers consists of the following elements:

•	base salary;
•	equity incentive compensation;
•	certain severance benefits;
•	retirement savings plans; and
•	health and welfare benefits and certain limited perquisites and other personal benefits.

We offer cash compensation in the form of base salaries that we believe appropriately reward our executive leadership team members for their individual contributions to our business. We have opted not to offer annual cash bonuses to our executive leadership team members, as we believe they do not incentivize the long-term growth of the Company. Instead, we incentivize our executive leadership team members heavily through share-based compensation, which we believe fosters the long-term growth of the Company.

We have emphasized the use of equity to incentivize our executive leadership team to focus on the growth of our overall enterprise value and, correspondingly, the creation of value for our shareholders. As a result of this compensation practice, we have tied a large percentage of each executive leadership team member’s total compensation to shareholders returns and kept cash compensation at modest levels, while providing the opportunity to be well-rewarded through equity if we perform well over time.

Except as described below, we have not adopted any policy or guidelines for allocating compensation between currently-paid and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Each of the primary elements of our executive compensation program is discussed in more detail below. We believe that, as a part of our overall executive compensation policy, each individual element serves our objectives described above.

Executive Compensation Program Components

The following describes the primary components of our executive compensation program for each of our named executive officers, the rationale for that component, and how compensation amounts are determined.

Base Salary and Bonus

Generally, each named executive officer’s initial base salary was established through arms-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience, and prior salary level. Thereafter, the base salaries of our executive leadership team members, including the named executive officers, are reviewed periodically by our remuneration committee, and adjustments are made as deemed appropriate. There were no base salary increases in 2018.

As of July 1, 2017, our CEO does not receive a base salary. In 2017, he was entitled to receive a one-time bonus subject to the fulfillment of certain milestones and/or discretionary approval by our board of directors. The board of directors decided to grant our CEO such a bonus with respect to fiscal year 2017 in an amount up to $1,000,000, which became payable in the first quarter of 2018. The board of directors considered whether the Company achieved (i) more than 70,000,000 Premium Subscribers in 2017, (ii) more than 150,000,000 MAUs in 2017, and (iii) 25% in gross margin during the second half of 2017 in determining the bonus amount, but our board of directors retained the ability to pay such bonus to Mr. Ek even if such milestones were not achieved. In February 2018, our board of directors determined to pay Mr. Ek the full $1,000,000 bonus based on the Company’s 2017 performance though certain performance goals were not achieved.

As of the end of fiscal year 2018, our named executive officers were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary
Daniel Ek(1)(2)	$0
Barry McCarthy	$560,000
Dawn Ostroff	$1,000,000
Gustav Söderström(2)	$332,963
Alex Norström(2)	$346,282
Seth Farbman(3)	$900,000

(1)	As of July 1, 2017, Mr. Ek does not receive a base salary.
(2)	Messrs. Ek, Söderström, and Norström are each paid in Swedish Krona. Such amounts are based on the exchange rate of SEK 9.01 per dollar as of December 31, 2018 as published by Reuters.
(3)	Mr. Farbman’s employment with the Company terminated November 17, 2018.

We offered Ms. Ostroff a sign-on bonus of $2,000,000 in order to incentivize her to join the Company. Pursuant to her employment agreement, Ms. Ostroff received the first installment of her sign-on bonus in July 2018. For further information on Ms. Ostroff’s sign-on bonus please see “—Employment Agreements” below. None of the other named executive officers were entitled to any bonuses or cash incentive compensation for 2018.

Long-Term Equity Incentives

Each of our named executive officers has been granted equity awards in the Company, which allow them to share in the future appreciation of the Company, subject to certain vesting conditions, as described in more detail below. These equity awards are designed to foster a long-term commitment to us by our named executive officers, provide a balance to the salary component of our compensation program, align a portion of our executives’ compensation to the interests of our principal equityholders, promote retention, and reinforce our pay-for-performance structure (as discussed in more detail below). For further information on our equity award programs please see “—Share Ownership” below.

Equity Award Decisions

Each year our remuneration committee reviews and recommends a stock option program and RSU program to our board of directors for approval in order to incentivize our employees, including our named executive officers, and directors. Our remuneration committee, in consultation with our CEO, determines the allocation of such awards to our executive leadership team members. In making these equity awards, the remuneration committee takes into consideration the Company’s financial results and market conditions, as well as the factors described above. In 2018, none of our employees were granted RSUs in the Company.

Retirement Savings and Other Benefits

Our retirement programs comply with local laws and regulations. For our employees who reside in Sweden, including Messrs. Ek, Söderström, and Norström, we participate in an occupational pension plan. Pursuant to such plan we pay a premium of 4.5% of each such officer’s monthly base salary up to an annual income ceiling and 30% of monthly base salary on amounts above such annual income ceiling. Employees may also contribute additional amounts through a salary exchange program pursuant to which eligible employees are given the opportunity to enhance their pension savings by choosing to exchange a portion of their base salary for additional pension contributions. Certain legal limitations apply to the amount of contributions that may be made to the occupational pension plan.

For our employees in the United States who satisfy certain eligibility requirements, including Messrs. McCarthy and Farbman and Ms. Ostroff, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their annual salary. Employees vest in the employer-contributions ratably over four years.

The Company does not maintain any defined benefit plans for any of its named executive officers.

Employee Benefits and Perquisites

Additional benefits received by our Swedish employees, including Messrs. Ek, Söderström, and Norström, include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Messrs. McCarthy and Farbman and Ms. Ostroff, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. We provided Mr. McCarthy with relocation assistance and tax preparation assistance in connection with his relocation in 2017. In addition, the personal safety of our employees, including our named executive officers (“NEOs”), is of the highest importance to us and in 2018 we paid for personal security services for each of our NEOs on an ad hoc basis. In the future, we may provide other perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the remuneration committee. We do not expect these perquisites to be a significant component of our compensation program.

Severance

Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.

Farbman Separation Agreement

Mr. Farbman entered into a separation agreement with the Company pursuant to which Mr. Farbman’s employment with the Company terminated effective November 17, 2018. Mr. Farbman served in his role through October 1, 2018, after which he agreed to be available to assist with the transition through November 17, 2018. In consideration for Mr. Farbman’s execution and non-revocation of the separation agreement (including the general release of claims in favor of the Company therein) and his compliance with the applicable restrictive covenants, Mr. Farbman is entitled to (i) continuation of his base salary for 12 months after termination, equal to an amount of $900,000 and (ii) continued health benefits coverage through the earlier of (a) the 6-month anniversary of the date of termination and (b) the date Mr. Farbman becomes eligible for group benefits plan coverage through a new employer, subject to Mr. Farbman timely electing continued health benefits coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). The outstanding stock options and restricted stock units held by Mr. Farbman accelerated and became vested in accordance with the terms and conditions of the applicable equity award programs, such that (a) the outstanding stock options and restricted stock units under the 2018 equity award programs held by Mr. Farbman that would have vested if Mr. Farbman’s employment with the Company had terminated within the six-month period following November 17, 2018 were deemed to have vested as of November 17, 2018, and (b) the outstanding stock options and restricted stock units under all equity award programs from prior to 2018 that would have vested if Mr. Farbman’s employment with the Company had terminated within the six-month period following October 1, 2018 were deemed to have vested as of October 1, 2018.

Employment Agreements

We have, or one of our subsidiaries has, entered into employment agreements with Ms. Berg and Ms. Ostroff, and Messrs. Ek, McCarthy, Farbman, Norström, and Söderström. We currently do not have employment agreements or other service contracts with any members of our board of directors, except for Mr. Ek.

In May 2011, Mr. Ek entered into a new employment agreement that replaced his prior agreement (the “Ek Agreement”). The Ek Agreement provides for an indefinite term that automatically expires upon Mr. Ek’s retirement at age 65. The Ek Agreement provides for a fixed monthly salary, although the board of directors determined that, commencing July 1, 2017, Mr. Ek would no longer receive an annual salary. The Ek Agreement also provides for a six-month notice period prior to termination, though we may terminate the agreement with immediate effect if Mr. Ek has grossly neglected his obligations or otherwise materially breached the contract. In the event of termination of employment by us (other than due to gross neglect), in addition to pay during the notice period, Mr. Ek also will be entitled to a severance payment equal to six times the monthly salary originally provided for in the Ek Agreement, less any income from future employment, payable in monthly installments following termination.

The Ek Agreement contains post-termination non-competition covenants that we could choose to enforce for 12 months following any type of termination of employment, except termination by us due to any reason other than breach of contract by Mr. Ek. In consideration for the non-competition covenant, we will pay Mr. Ek, in monthly installments during his restricted period, 12 times the monthly salary originally provided for in the Ek Agreement, less any income from future employment, in an amount up to 60% of Mr. Ek’s monthly salary. Such payment will not be made during any period Mr. Ek is otherwise receiving severance pay from us or if Mr. Ek’s employment ceases as a result of retirement or termination by us due to Mr. Ek’s breach of contract. If we decide not to enforce the non-competition covenant, the corresponding payment obligation would also cease. The Ek Agreement also includes employee and customer non-solicitation clauses that will apply for 12-months post-termination and that do not require us to pay any additional consideration.

In October 2016, Mr. McCarthy entered into a new employment agreement that replaced his prior agreement (the “McCarthy Agreement”). The McCarthy Agreement provides for an indefinite employment period. The McCarthy Agreement also provides for a base salary, participation in our benefit plans, and total target compensation of $5,000,000. We may terminate Mr. McCarthy’s employment without “Cause” (as defined in the agreement) upon three months’ notice. In addition, upon a termination without Cause, Mr. McCarthy is entitled to a severance amount equal to his base salary for six months and subsidized health benefits for six months. If Mr. McCarthy’s employment is terminated within 12 months after a change in control of the Company, or if he is required to perform duties that are materially inconsistent with those normally performed by him or is otherwise constructively dismissed following the change in control, he is entitled to receive a lump sum severance payment of 12 months’ salary and subsidized health benefits. Mr. McCarthy is also subject to a nine-month post-termination non-competition covenant (with such period commencing on the last day of the notice period) and a two-year post-termination non-solicitation covenant.

In 2017, each of Ms. Berg and Messrs. Farbman, Norström, and Söderström entered into revised employment agreements (the “2017 Agreements”) that provide substantially similar terms to the terms described above for the McCarthy Agreement, except that the 2017 Agreements do not provide for a specified total target compensation and their non-competition periods commence on the first day of their respective notice periods rather than the last day.

Effective July 2018, we entered into an employment agreement with Ms. Ostroff providing for her employment as our Chief Content Officer (the “Ostroff Agreement”). The Ostroff Agreement provides for substantially similar terms to the terms described above for the 2017 Agreements, except that the Ostroff Agreement provides for a signing bonus of $2,000,000, payable in two equal installments on the date Ms. Ostroff’s first base salary payment is made and on the 12-month anniversary of such date, respectively. Payment of each installment is subject to Ms. Ostroff’s continued employment through the 12-month period following the applicable installment payment date. If Ms. Ostroff’s employment is terminated during either such 12-month period, she will be required to repay the amount received on the applicable installment payment date, prorated for the number of fully completed months of employment during such 12-month period.

For further information on the post-termination treatment of our stock options please see “—Stock Options” below.

C. Board Practices

Board of Directors Structure

Our board of directors currently consists of nine directors and is composed of Class A and Class B directors. Our articles of association provide that the board of directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders, but not exceeding six years, or until his or her successor has been appointed. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Item 10.B. Memorandum and Articles of Association—Board of Directors.”

Remuneration Committee

Our board of directors has established a remuneration committee. Our remuneration committee consists of Christopher Marshall, Martin Lorentzon, and Shishir Mehrotra. Mr. Marshall is the chair of our remuneration committee. Our remuneration committee has the following responsibilities, among others:

•	reviewing and making recommendations to our board of directors related to our incentive-compensation plans and equity-based plans;
•	establishing and reviewing the overall compensation philosophy of the Company;
•	reviewing and approving total compensation for our chief executive officer and other executive officers;
•	reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;

•	selecting and retaining a compensation consultant; and
•	such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Audit Committee

Our board of directors has established an audit committee that consists of Christopher Marshall, Thomas Staggs, and Padmasree Warrior. Thomas Staggs is the chair of our audit committee. All audit committee members satisfy the “independence” requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act. Our audit committee has the following responsibilities, among others:

•	appointing and replacing our independent registered public accounting firm, subject to shareholder approval;
•	retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;
•

reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;

•	discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;
•	reviewing and evaluating the Company’s enterprise risk management;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting periodically with management and, separately from management, with our internal auditors and independent registered public accounting firm; and
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

D. Employees

In 2018, 2017, and 2016, we had 3,651, 2,960, and 2,084 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Content Production and Customer Service	236	206	163	15%	26%
Sales and Marketing	1,016	865	664	17%	30%
Research and Development	1,846	1,463	959	26%	53%
General and Administrative	553	426	298	30%	43%

The following table describes our average number of employees by geographic location:

	December 31,
	2018	2017	2016
United States	1,708	1,348	812
Sweden	1,280	1,087	849
United Kingdom	273	217	191

Additionally, at the end of 2018, 2017, and 2016 we had approximately 390, 308, and 232 employees, respectively, in the aggregate in Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, Mexico, Netherlands, Norway, Poland, Russia, Singapore, Spain, Taiwan, and Turkey on average. From time to time, we have engaged temporary employees to fill open positions. We are not a signatory to any labor union collective bargaining agreement.

E. Share Ownership

The following table provides information regarding share ownership by our officers and directors as of December 31, 2018.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units	Warrants	Subscription Price ($)
Daniel Ek(1)	31,772,754	17.6%	418,360	42.18	3/31/2021	—	3,200,000	50.61
	—	—	—	—	—	—	1,600,000	89.73
Martin Lorentzon(2)	21,287,330	11.8%	—	—	—	5,223	1,920,000	50.61
Barry McCarthy(3)	142,680	*	1,072,000	43.73	3/31/2020	—	—	—
	—	—	300,960	41.20	3/31/2021	—	—	—
	—	—	282,000	50.70	3/31/2022	—	—	—
	—	—	145,360	123.13	3/31/2023	—	—	—
Katarina Berg	14,424	*	47,080	42.48	3/31/2020	3,920	—	—
	—	—	56,400	50.70	3/31/2022	—	—	—
	—	—	43,600	123.13	3/31/2023	—	—	—
Seth Farbman	52,984	—	13,600	123.13	3/31/2023	—	—	—
Alex Norström	1,640	*	840	30.61	3/31/2020	1,680	—	—
	—	—	44,160	42.48	3/31/2020	—	—	—
	—	—	225,600	50.70	3/31/2022	—	—	—
	—	—	130,800	123.13	3/31/2023	—	—	—
Gustav Söderström	5,920	*	5,160	25.34	3/31/2020	5,920	—	—
	—	—	85,200	42.48	3/31/2020	—	—	—
	—	—	35,560	42.18	3/31/2021	—	—	—
	—	—	193,280	50.70	3/31/2022	—	—	—
	—	—	145,360	123.13	3/31/2023	—	—	—
Dawn Ostroff	—	—	133,745	180.12	3/31/2023	—	—	—
Cecilia Qvist	—	*	33,000	78.25	3/31/2022	—	—	—
	—	—	12,000	123.13	3/31/2023	—	—	—
Christopher Marshall(4)	9,920	*	—	—	—	10,503	—	—
Shishir Mehrotra	90,320	*	—	—	—	5,223	—	—
Heidi O’Neill	840	—	—	—	—	4,263	—	—
Ted Sarandos	6,680	*	—	—	—	8,783	—	—
Thomas Staggs(5)	32,200	*	—	—	—	5,342	—	—
Cristina Stenbeck	1,160	*	—	—	—	5,223	—	—
Padmasree Warrior	1,160	*	—	—	—	5,223	—	—

*	Represents beneficial ownership of less than 1%.
(1)

Includes 4,276,200 ordinary shares held of record by Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), 9,076,240 ordinary shares held of record by Image Frame Investment (HK) Limted (“Image Frame”), and 3,227,920 ordinary shares held of record by Tencent Mobility Limited. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, and Tencent Mobility Limited through his indirect ownership of D.G.E. Investments Limited (“D.G.E. Investments”), which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, and Image Frame. Also includes 15,192,394 ordinary shares held of record by D.G.E. Investments. Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. As such, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding is is Office 101, Omega Business Center, 18 Stratigou Temagia Avenue, 6047 Larnaca, Cyprus.

(2)

Includes 21,286,170 ordinary shares held by Rosello Company Limited (“Rosello”). Mr. Lorentzon is the sole shareholder of Amaltea S.à r.l. (“Amaltea”), which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the ordinary shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.

(3)	Amount reflects 142,680 ordinary shares held by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(4)

Mr. Marshall and the other members of TCV VII Management, L.L.C. (“TCV VII Management”) and TCV VIII Management, L.L.C. (“TCV VIII Management”) (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 9,920 shares of stock held of record by Mr. Marshall. The Management Members disclaim beneficial ownership of the shares held upon vesting of restricted stock units owned of record by Mr. Marshall.

(5)

Amount reflects 31,040 ordinary shares held by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 9665 Wilshire Blvd., Suite 525, Beverly Hills, CA 90212.

Stock Options

We offer stock options to all permanent employees, including the executive leadership team, upon hire, in order to allow all such employees to share in our future success. Certain employees, including the executive leadership team, are also eligible for additional stock option grants at the Company’s discretion. Each stock option represents the right to purchase one of our ordinary shares. Each year, we adopt a new stock option program for a one-year term. Pursuant to the recent stock option programs, each participant is granted a stock option at a specified exercise price. Since January 1, 2016, the exercise prices have been set at fair market value. Of each grant made prior to 2019, 3/16 of the total number of options granted vests on the first of any of March 1, June 1, September 1, or December 1 falling more than three months from the date of grant (except for grants made prior to 2017 in Australia for which 5/16 vests on the first of March 1, June 1, September 1, or December 1 after 12 months from the date of grant), and thereafter 1/16 vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment. The options expire on March 31 of the fifth year following the date of grant. Initially, vested options were only exercisable annually during a 30-day exercise window, for a period of time immediately following the optionee’s termination and upon the expiration of the term of the option. In 2016, we amended our stock option program to provide that vested options could be exercised during each March, June, September, and December prior to the expiration of the term of the option. We later further amended our stock option program in 2017 to provide that vested options may be exercised at any time prior to the expiration of the option term. For our Swedish employees, upon the exercise of a stock option, the company is required to pay a social security contribution in an amount equal to 31.42% of the spread value of the option.

Upon the termination of an optionee’s employment for any reason, all unvested options held by the optionee will be immediately forfeited. If the optionee resigns; if we terminate the optionee’s employment other than as a result of death, disability or “Cause” (as defined in the option plan); or if the optionee retires, the optionee’s vested options will remain exercisable for 90 days following such termination. If the optionee’s termination of employment occurs due to death or disability, the vested options will remain exercisable for 194 days following termination. In either case, the option will no longer be exercisable after the expiration date. Upon termination for Cause, vested options will immediately be forfeited. We may also cancel an optionee’s options upon the optionee’s commission of a material breach of the terms and conditions or our shareholders’ agreement.

The board of directors may provide for a new exercise period upon a change in control. If the board of directors sets a new exercise period, 50% of each holder’s unvested options will accelerate and vest. Following such acceleration, the board of directors may choose to allow the unvested options to continue to vest or lapse. If the board allows the unvested options to continue vesting, 1/8 of the unvested option will vest on the first cliff vesting date as described above, and 1/32 of the remaining option will vest each quarter thereafter. If we or our successor terminates an optionee’s employment without Cause within six months following a transaction constituting a change in control, any unvested stock options held by the optionee will vest as of such termination. The plans provide for other potential adjustments to the stock options in the event of corporate transactions.

We also maintain an option program for former employees of The Echo Nest Corporation who are not members of the executive leadership team, which options we assumed in connection with the acquisition of The Echo Nest Corporation.

Restricted Stock Units

We also grant RSUs on limited occasions to select employees. Each RSU represents the right to receive one of our ordinary shares. With respect to RSUs granted prior to 2018, one-fifth of each grant of RSUs time-vests on each September 1, commencing on the September 1 falling more than three months from the date of grant and subject to the holder’s continued employment with us. In addition to time-vesting, one of the following events or dates also has to occur in order for the RSUs to fully vest: (i) the six-month anniversary of an initial public offering, (ii) a change in control, and (iii) September 1 of the third year following the date of grant, subject to the holder’s continued employment through such date. If one of such events or dates occurs prior to final time-vesting of an award of RSUs, then the RSUs will continue to be subject to time-vesting following such event or date, and will fully vest upon the final time-vesting date. RSUs granted in 2018 fully vest on each of the first five anniversaries of the date of grant, subject to the holder’s continued employment with us. The RSUs are settled in ordinary shares on or as soon as reasonably practicable (but no later than 30 days) following full vesting, subject to payment by the holder of the nominal value per share.

The plans provide for other potential adjustments to the RSUs in the event of corporate transactions. If the holder commits a material breach of the terms and conditions governing RSUs or any shareholder agreement, we may cancel the unvested RSUs. All unvested RSUs will be forfeited upon any termination of employment.

On certain occasions we also grant RSUs to individuals who become employees through acquisitions, with varying vesting schedules.

Restricted Stock

In connection with an acquisition in 2017, we issued restricted stock to certain employees of the target. Of each such grant of restricted stock, one-third will vest on the second anniversary of the closing of such transaction, and the remaining two-thirds will vest on the third anniversary of such closing, subject, in each case, to the employee’s continued employment through such vesting date. The award agreement provides for potential adjustments to the restricted stock in the event of corporate transactions. Upon certain terminations prior to an applicable vesting date, we have the right, but not the obligation, to acquire the unvested restricted stock at an agreed upon price per share.

Warrants

On October 17, 2016, Mr. Ek purchased, through D.G.E. Investments, an entity indirectly wholly owned by him, 3,200,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $5.76. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $50.61 per share at any time prior to October 17, 2019.

On July 13, 2017, Mr. Ek purchased, through D.G.E. Investments, 1,600,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $6.23, the then-current fair market value per share. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $89.73 per share at any time prior to July 13, 2020.

The warrants are subject to adjustment upon certain corporate events.

No warrants were purchased in 2018.

Compensation Tables

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2018 and 2017, as applicable.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)(7)		Total ($)
Daniel Ek (CEO)	2018	—	(4)	—	(4)	—	2,220		2,220
	2017	440,281	(2)	1,000,000	(4)	—	95,321		1,535,602
Barry McCarthy (CFO)	2018	560,000		—		5,000,341	2,220		5,562,561
	2017	560,000		—		4,272,107	88,465		4,920,572
Dawn Ostroff (Chief Content Officer)	2018	420,513	(3)	1,000,000	(6)	6,499,650	10,470	(9)	7,930,633
Gustav Söderström (Chief Research & Development Officer)	2018	332,963	(2)	—		5,000,341	90,949	(10)	5,424,253
	2017	390,347	(2)	—		4,272,107	98,007		4,760,461
Alex Norström (Chief Premium Business Officer)	2018	346,282	(2)	—		4,499,406	96,889	(11)	4,942,577
	2017	389,335	(2)	—		3,417,692	102,457		3,909,484
Seth Farbman (Chief Marketing Officer)	2018	790,962	(5)	—		1,499,819	2,376,152	(8)(9)	4,666,933
	2017	900,000		—		1,068,419	8,100		1,976,519

(1)

Amounts reflect the grant-date Black-Scholes value of the stock options granted to our named executive officers, computed in accordance with IFRS, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this 20-F.

(2)

Messrs. Ek, Söderström, and Norström were each paid in Swedish Krona in 2017 and 2018. The 2017 dollar amounts are based on a currency translation of SEK 8.20 per dollar as published by Reuters on December 31, 2017, and the 2018 dollar amounts are based on a currency translation of SEK 9.01 per dollar as published by Reuters on December 31, 2018. The amounts include vacation pay received by Messrs. Ek, Söderström, and Norström pursuant to Swedish standards. The amount shown for Mr. Ek reflects his salary earned with respect to the first half of 2017, as further explained in footnote (4).

(3)	Ms. Ostroff’s service as the Company’s Chief Content Officer commenced July 31, 2018. Amount reflects the actual base salary paid to Ms. Ostroff during fiscal year 2018.
(4)

As of July 1, 2017, Mr. Ek ceased being entitled to receive a base salary. In 2017, Mr. Ek was eligible to receive a one-time bonus subject to the fulfillment of certain milestones and/or discretionary approval of our board of directors. For further information on such bonus, please see “—Executive Compensation Program Components—Base Salary.”

(5)	Mr. Farbman separated from the Company on November 17, 2018. Amount reflects the actual base salary paid to Mr. Farbman during fiscal year 2018.
(6)	Amount reflects the first installment of the sign-on bonus paid to Ms. Ostroff in July 2018.
(7)	2018 amount for each NEO includes $2,220 in payments made by us on behalf of each NEO for personal security services.
(8)

Amount includes cash severance in the form of (i) $112,500 of continued base salary payments and (ii) $3,002 of continued health benefits, in each case through December 31, 2018 and paid pursuant to Mr. Farbman’s separation agreement, as described in “—Severance—Farbman Separation Agreement” above. Since the severance payments and benefits are contingent on Mr. Farbman’s continued compliance with applicable restrictive covenants, the remaining payments and benefits will be shown in the 2019 Summary Compensation Table when they are paid. This column also includes $103,846 of earned but unpaid vacation paid out to Mr. Farbman under his separation agreement and the value of Mr. Farbman’s outstanding equity awards that were accelerated in connection with his termination, in an amount equal to $2,146,334.

(9)	Amount reflects Company matching contributions to the 401(k) plan.
(10)	Amount includes $88,729 in contributions to the Swedish retirement plan.
(11)	Amount includes $94,669 in contributions to the Swedish retirement plan.

Grants of Plan-Based Awards in 2018

The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2018:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (# shares)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Options Awards ($)(1)
Barry McCarthy	03/01/2018	145,360	123.13	5,000,341
Dawn Ostroff	08/01/2018	133,745	180.12	6,499,650
Gustav Söderström	03/01/2018	145,360	123.13	5,000,341
Alex Norström	03/01/2018	130,800	123.13	4,499,406
Seth Farbman	03/01/2018	43,600	123.13	1,499,819

(1)

Amounts reflect the grant-date Black-Scholes value of the stock options granted during 2018 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this Form 20-F.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2018:

		Option Awards				Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)		Market Value of Ordinary Shares That Have Not Vested ($)(3)
Daniel Ek	09/12/2016	221,880	196,480	42.18	03/31/2021	—		—
Barry McCarthy	07/06/2015	995,880	64,720	43.73	03/31/2020	—		—
	07/06/2015	9,120	2,280	43.73	03/31/2020	—		—
	03/01/2016	225,720	75,240	41.20	03/31/2021	—		—
	03/01/2017	141,000	141,000	50.70	03/31/2022	—		—
	03/01/2017	—	1,960	50.70	03/31/2022	—		—
	03/01/2018	36,320	109,040	123.13	03/31/2023	—		—
Dawn Ostroff	08/01/2018	25,077	108,668	180.12	03/31/2023	—		—
Gustav Söderström	11/03/2014	—	—	—	—	5,920	(2)	671,920
	03/01/2015	5,160	—	25.34	03/31/2020	—		—
	12/01/2015	47,360	37,840	42.48	03/31/2020	—		—
	10/06/2016	8,920	26,640	42.18	03/31/2021	—		—
	03/01/2017	52,280	141,000	50.70	03/31/2022	—		—
	03/01/2018	36,320	109,040	123.13	03/01/2023	—		—
Alex Norström	11/03/2014	—	—	—	—	1,680	(2)	190,680
	06/01/2015	560	280	30.61	03/31/2020	—		—
	12/01/2015	17,640	26,520	42.48	03/31/2020	—		—
	03/01/2017	112,800	112,800	50.70	03/31/2022	—		—
	03/01/2018	32,680	98,120	123.13	03/01/2023	—		—
Seth Farbman	03/01/2018	13,600	—	123.13	03/31/2023	—		—

(1)

Of each option grant, 3/16ths of the total number of options granted vested on the first day of any of March 1, June 1, September 1, or December 1 falling more than three months from the grant date and thereafter 1/16th vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment.

(2)	The remaining unvested RSUs will fully vest on September 1, 2019.
(3)	Values were calculated based on a $113.50 closing price of our ordinary shares, as reported on the NYSE on December 31, 2018.

2018 Option Exercises and Stock Vested

The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2018:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Ordinary Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Daniel Ek	105,600	14,064,480	—	—
Gustav Söderström	277,160	36,218,075	5,920	1,121,958
Alex Norström	100,800	14,538,188	1,640	310,813
Seth Farbman	186,080	18,685,243	8,280	1,569,226
(1)

Represents the difference between the market value per share of the shares acquired on exercise, as determined based on the closing price of our ordinary shares as reported on the NYSE on the date of exercise, and the exercise price of the option.

(2)	Reflects the vesting of a portion of the RSUs granted to the applicable NEO.
(3)	Value realized is calculated based on the closing price of our ordinary shares as reported on the NYSE on the date of vesting.

Non-Employee Director Compensation

Similarly to our executive compensation decisions, the remuneration committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group (as described above in “—Engagement of Compensation Consultant”). For our non-employee directors we provide equity compensation in the form of RSUs. Each year our board of directors approves an RSU program pursuant to which we make annual grants of RSUs to non-employee members of our board of directors. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, subject to payment by the holder of the nominal value per ordinary share, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.

On October 17, 2016, Mr. Lorentzon purchased, through Rosello, an entity indirectly wholly owned by him, 1,920,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $5.76. The terms and conditions for the warrants provide that the entity may purchase the ordinary shares underlying the warrants for $50.61 per share at any time prior to October 17, 2019. The warrants are subject to adjustment upon certain corporate events.

None of our non-employee directors received cash compensation for their services as non-employee directors in 2018.

2018 Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2018:

Name(1)	Stock Awards ($) (2)	Total ($)
Martin Lorentzon	299,972	299,972
Christopher Marshall	299,972	299,972
Shishir Mehrotra	299,972	299,972
Heidi O’Neill	299,972	299,972
Ted Sarandos	299,972	299,972
Thomas Staggs	319,992	319,992
Cristina Stenbeck	299,972	299,972
Padmasree Warrior	299,972	299,972

(1)	Mr. Ek serves on our board of directors. His compensation is fully reflected in the Summary Compensation Table.
(2)

Amounts reflect the grant-date fair value of the RSUs computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all RSU awards made to our non-employee directors in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this Form 20-F.

The table below shows the aggregate numbers of unvested stock awards held as of December 31, 2018 by each non-employee director who was serving as of December 31, 2018. None of the non-employee directors held any option awards as of such date.

Name	Unvested Restricted Stock Units Outstanding at Fiscal Year End
Martin Lorentzon	5,223
Christopher Marshall	10,503
Shishir Mehrotra	5,223
Heidi O’Neill	4,263
Ted Sarandos	8,783
Thomas Staggs	5,342
Cristina Stenbeck	5,223
Padmasree Warrior	5,223

Item 7. Major Shareholders and Related Party Transactions.

a. Major Shareholders

The following table sets forth, as of December 31, 2018 (except where noted), the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner of more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of December 31, 2018, the registrar and transfer agent for our Company reported that 122,561,630 of our ordinary shares were held by 177 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of December 31, 2018. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options, warrants, and RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 180,856,081 total ordinary shares and 364,785,640 total beneficiary certificates outstanding as of December 31, 2018.

	Ordinary Shares		Beneficiary Certificates(7)		Percent of Total
Name	Number	Percent	Number	Percent	Voting Power
Daniel Ek(1)(6)	36,827,394	19.8%	151,923,940	41.6%	34.6%
Martin Lorentzon(2)	23,207,776	12.7%	212,861,700	58.4%	43.3%
Baillie Gifford & Co(3)	17,565,904	9.7%	—	—	3.2%
Tiger Global(4)	12,804,491	7.1%	—	—	2.3%
Entities affiliated with TCV(5)	9,616,720	5.3%	—	—	1.8%
Tencent(6)	16,580,360	9.2%	—	—	*	(8)

(1)

Includes 15,192,394 ordinary shares that are held by D.G.E. Investments. Also includes 4,800,000 ordinary shares issuable pursuant to warrants that are held of record by D.G.E. Investments and 254,640 ordinary shares issuable pursuant to options that are held of record by Daniel Ek that, in each case, are exercisable or settled within 60 days of December 31, 2018. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, and Tencent Mobility Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, Image Frame, and Tencent Mobility Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding and D.G.E. Investments is Office 101, Omega Business Center, 18 Stratigou Temagia Avenue, 6047 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.

(2)

Includes 21,286,170 ordinary shares held by Rosello. Also includes 1,920,000 ordinary shares issuable pursuant to warrants that are held of record by Rosello and 446 ordinary shares issuable pursuant to RSUs settled within 60 days of December 31, 2018 that are held of record by Rosello. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.

(3)

Based on information reported on Schedule 13G, as filed by Baillie Gifford & Co (Scottish partnership) (“Baillie Gifford”) with the SEC on January 16, 2019, Baillie Gifford has the following powers with respect to our ordinary shares: (i) sole voting power: 9,321,480; (ii) shared voting power: 0; (c) sole dispositive power: 17,565,904; and (iv) shared dispositive power: 0. The business address for Baillie Gifford Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(4)

Includes 12,804,491 ordinary shares held by Tiger Global Private Investment Partners IX, L.P. (“PIP IX”) and its affiliates. PIP IX is controlled by its general partner, Tiger Global PIP Performance IX, L.P., which is in turn controlled by its general partner, Tiger Global PIP Management IX, Ltd. PIP IX is also controlled by its investment advisor, Tiger Global Management, LLC (“TGM”). TGM is controlled by Chase Coleman, Lee Fixel and Scott Shleifer. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.

(5)

Includes: (i) 3,332,040 ordinary shares held by TCV VII, L.P. (“TCV VII”); (ii) 1,730,360 ordinary shares held by TCV VII (A), L.P. (“TCV VII (A)”); (iii) 941,855 ordinary shares held by TCV VIII, L.P. (“TCV VIII”); (iv) 2,278,385 ordinary shares held by TCV VIII Spotify, L.P. (“TCV VIII Spotify”); (v) 254,001 ordinary shares held by TCV VIII (A), L.P. (“TCV VIII (A)”); (vi) 614,439 ordinary shares held by TCV VIII Spotify (A), L.P. (“TCV VIII Spotify (A)”); (vii) 58,484 ordinary shares held by TCV VIII (B), L.P. (“TCV VIII (B)”); (viii) 141,476 ordinary shares held by TCV VIII Spotify (B), L.P. (“TCV VIII Spotify (B)”); (ix) 99,978 ordinary shares held by TCV Member Fund, L.P. (“Member Fund”); and (x) 165,702 ordinary shares held by TCV VIII Spotify (MF), L.P. (“TCV MF”, and together with TCV VII, TCV VII (A), TCV VIII, TCV VIII Spotify, TCV VIII (A), TCV VIII Spotify (A), TCV VIII (B), TCV VIII Spotify (B), and Member Fund, the “TCV Holders”). Technology Crossover Management VII, Ltd. (“Management VII”) is the general partner of Technology Crossover Management VII, L.P. (“TCM VII”), which is the general partner of TCV VII and TCV VII (A). Technology Crossover Management VIII, Ltd. (“Management VIII”) is the general partner of Technology Crossover Management VIII, L.P. (“TCM VIII”), which is the general partner of TCV VIII, TCV VIII (A), and TCV VIII (B). TCV VIII is the sole member of TCV VIII Spotify GP, LLC, which is the general partner of TCV VIII Spotify (MF), TCV VIII Spotify, TCV VIII Spotify (A), and TCV VIII Spotify (B). Management VII and Management VIII are also general partners of Member Fund. The directors of Management VII and Management VIII include Christopher P. Marshall and over ten other individuals (collectively, the “TCM Directors”). The TCM Directors may be deemed to beneficially own the securities held by the TCV Holders. Management VII and TCM VII may be deemed to beneficially own the securities held by TCV VII and TCV VII (A). Management VIII and TCM VIII may be deemed to beneficially own the securities held by the TCV Holders (other than TCV VII and TCV VII (A)). TCV VIII Spotify GP, LLC may be deemed to beneficially own the securities held by TCV MF, TCV VIII Spotify, TCV VIII Spotify (A) and TCV VIII Spotify (B). Management VII and Management VIII may be deemed to beneficially own the securities held by the Member Fund. Each of the TCM Directors, Management VII, Management VIII, TCM VII, TCM VIII and TCV VIII Spotify GP, LLC disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address for each of the aforementioned individuals and entities is c/o Technology Crossover Ventures, 250 Middlefield Road, Menlo Park, CA 94025.

(6)

Includes 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, and 3,227,920 ordinary shares held of record by Tencent Mobility Limited. Tencent is also the majority equity holder of TME, which is the sole shareholder of TME Hong Kong. Image Frame is wholly owned by Tencent. As such, Tencent may be deemed to share beneficial ownership of the ordinary shares held of record by each of TME Hong Kong and Image Frame. The address for Tencent is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(7)

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 364,785,640 beneficiary certificates outstanding as of December 31, 2018. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Item 10.B. Memorandum and Articles of Association.”

(8)

Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, and Tencent Mobility Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.

Change in Control Arrangements

None applicable.

B. Related Party Transactions

Luxembourg law prescribes certain procedures for related party transactions with directors, and our articles of association mandate that directors with a direct or indirect personal interest in any transaction that conflicts with the Company’s interest shall make that interest known and recorded in the board minutes and shall not participate in discussing or voting on such transaction. In addition, our articles of association provide that any such conflict of interest must be reported to the next general meeting of shareholders of the Company prior to any resolution taking place at such meeting. Below is a summary of our related-party transactions since the beginning of our last full fiscal year on January 1, 2018.

In January 2018, we entered into an exchange agreement with, among others, Rivers Cross Trust, an entity wholly owned by Mr. McCarthy, pursuant to which we exchanged the aggregate remaining Convertible Notes, plus accrued interest, for ordinary shares. On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE, and the option for the holders of the Convertible Notes, including Rivers Cross Trust, to unwind the exchange transaction expired. See Note 18 to our consolidated financial statements included elsewhere in this report for additional information regarding the Convertible Notes.

We have entered into an indemnification agreement with each of our directors, senior management, and certain other employees. The indemnification agreements and our articles of association require us to indemnify our directors and officers to the fullest extent permitted by Luxembourg law.

Related Party Transaction Policy

Our board of directors has adopted the Related Party Transaction Policy, which requires that any material transaction between us and any related party, including our directors and senior management as well as their family members, be reviewed and approved by the audit committee to ensure that the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.

C. Interests of Experts and Counsel

Not applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to “Item 18. Financial Statements” for our Consolidated Financial Statements and report of our independent registered public accounting firm included elsewhere in this document.

Export Sales

Refer to “Item 4.B. Business Overview” for a discussion of our sales and distribution channels.

Legal or arbitration proceedings

Refer to Note 23 of the Consolidated Financial Statements included elsewhere in this report for information regarding provisions made for legal proceedings.

Dividend Policy

We have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. There are no legislative or other legal provisions currently in force in Luxembourg or arising under our articles of association that restrict the payment of dividends or distributions to holders of our ordinary shares not resident in Luxembourg, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions. We currently intend to retain any future earnings for working capital and general corporate purposes. Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors, except in certain limited circumstances. Pursuant to our articles of association, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law. All of our ordinary shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with our articles of association or applicable law. Holders of beneficiary certificates are not entitled to receive any dividend payments with respect to such beneficiary certificates.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution.

We are a holding company and have no material assets other than our indirect ownership of ordinary shares in our operating subsidiaries. Our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us.

The registrar and transfer agent for Spotify’s ordinary shares is Computershare Trust Company, N.A.

B. Significant Changes

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 26 of the Consolidated financial statements elsewhere in this annual report for details of events after the reporting period.

Item 9. The Offer and Listing

A. Offer and Listing Details

  Our ordinary shares are listed on the NYSE under the symbol “SPOT”.

B. Plan of Distribution

Not applicable

C. Markets

Our ordinary shares are listed and traded on the NYSE.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our corporate purpose, as stated in Article 3 of our articles of association, is the acquisition and holding of direct or indirect interests in Luxembourg and/or in foreign undertakings, as well as the administration, development, and management of our holdings. We may provide any financial assistance to subsidiaries, affiliated companies, or other companies forming part of the group of which we belong, including, but not limited to, the providing of loans and the granting of guarantees or securities in any kind or form. We also may use our funds to invest in real estate, intellectual property rights, or any other movable or immovable assets in any kind or form. We may borrow in any kind or form and privately issue bonds or notes. In general, we may carry out any commercial, industrial, or financial operation that we may deem useful in the accomplishment and development of our purposes.

Issuance of Ordinary Shares and Preemptive Rights

Pursuant to Luxembourg law, the issuance of our ordinary shares requires approval by a quorum of the general meeting of shareholders, and a majority is required for the amendment of articles of association. The general meeting of shareholders may approve an authorized share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized share capital for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations, or Recueil électronique des Sociétés et Associations, as applicable). The general meeting may amend, renew, or extend such authorized share capital and such authorization to the board of directors to issue ordinary shares. Our articles of association provide that no fractional ordinary shares shall be issued.

The board of directors resolve on the issuance of ordinary shares out of the authorized share capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in the articles of association. The board of directors also resolve on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the board of directors to issue new ordinary shares exceeds the limits of our authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association. If the capital call proposed by the board of directors consists of an increase in the shareholders’ commitments, the board of directors must convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of ordinary shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the board of directors deems such suppression, waiver, or limitation advisable for any issuance or issuances of ordinary shares within the scope of our authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights or renew, amend, or extend them, in each case for a period not to exceed five years. Such ordinary shares may be issued above, at, or below market value, but in any event not below the nominal value or below the accounting par value per ordinary share. The ordinary shares also may be issued by way of incorporation of available reserves, including share premium.

Repurchase of Ordinary Shares

Spotify Technology S.A. cannot subscribe for its own ordinary shares. Spotify Technology S.A. may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for its account, subject to the following conditions:

•	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

•	the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased;

•	the duration of the period for which the authorization is given, which may not exceed five years; and

•

in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either Spotify Technology S.A., or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;

•	only fully paid-up ordinary shares may be repurchased;

•	the voting and dividend rights attached to the repurchased shares will be suspended as long as the repurchased ordinary shares are held by Spotify Technology S.A.; and

•

the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to our shareholders.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell Spotify Technology S.A.’s ordinary shares under the conditions set forth in Article 430-15 of the Luxembourg Company Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per ordinary share to be determined by the board of directors or its delegate shall represent (i) not less than the par value, and (ii) not more than the fair market value of such ordinary share.

The general meeting of shareholders of the Company held on April 21, 2016 authorized the board of directors of the Company to repurchase up to 10 million ordinary shares during a period of five years, for a redemption price to be determined by the board of directors within the following limits: at least the par value and at the most recent fair market value. That authorization to repurchase will expire on April 21, 2021 unless renewed by decision of a general meeting of shareholders of the Company. Pursuant to that authorization, in November 2018, the board of directors approved a share repurchase program up to the amount of $1 billion. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information.

In addition, pursuant to Luxembourg law, Spotify Technology S.A. may directly or indirectly repurchase ordinary shares by resolution of its board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to Spotify Technology S.A., or if the acquisition of ordinary shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder).

Form and Transfer of Ordinary Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Our board of directors may, however, impose transfer restrictions for ordinary shares that are registered, listed, quoted, dealt in, or that have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered ordinary shares is prima facie established by the inscription of the name of the shareholder and the number of ordinary shares held by him or her in the shareholders’ register.

Without prejudice to the conditions for transfer by book entry where ordinary shares are recorded in the shareholders’ register on behalf of one or more persons in the name of a depository, each transfer of ordinary shares shall be effected by written declaration of transfer to be recorded in the shareholders’ register, with such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. We may accept and enter into the shareholders’ register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

Our articles of association provide that we may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the ordinary shares entered in such register, and that the holders of ordinary shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their ordinary shares to another register so maintained. Entries in these registers will be reflected in the shareholders’ register maintained at our registered office.

Our ordinary shares are listed on the NYSE and the laws of the State of New York apply to the property law aspects of the ordinary shares reflected in the register administered by our transfer agent.

In addition, a shareholders’ register will be maintained by us at our registered office in Luxembourg. Transfer of record ownership of ordinary shares is effected by a written deed of transfer acknowledged by us or by our transfer agent and registrar acting as our agent on our behalf.

Liquidation Rights and Dissolution

In the event of our dissolution, liquidation, or winding-up, any surplus of the assets remaining after allowing for the payment of all of our liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. The decisions to dissolve, liquidate, or wind-up require approval by an extraordinary general meeting of our shareholders.

Merger and De-Merger

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers all of its assets and liabilities to another company in exchange for the issuance of ordinary shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at an extraordinary general meeting of shareholders of the Luxembourg company, enacted in front of a Luxembourg notary. Similarly, a de-merger of a subsidiary of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders, enacted in front of a Luxembourg notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for appraisal rights of dissenting shareholders.

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders represents the entire body of our shareholders.

Any holder of our share capital is entitled to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of our articles of association. Each ordinary share entitles the holder to one vote at a general meeting of shareholders, unless such holder has a beneficiary certificate. Our articles of association provide that our board of directors may determine all other conditions that must be fulfilled in order to take part in the general meeting of shareholders.

When convening a general meeting of shareholders, we will send a convening notice by registered mail to the registered address of each shareholder at least eight days before the meeting. The convening notices for every general meeting shall contain the agenda and shall take the form of announcements filed with the register of commerce and companies, published on the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations), and published in a Luxembourg newspaper at least 15 days before the meeting. No proof is required that this formality has been complied with.

Our articles of association provide that the general meeting also will be convened in accordance with the publicity requirements of any regulated market on which our ordinary shares are listed.

A shareholder may participate in general meetings of shareholders by appointing another person as his or her proxy, the appointment of which shall be in writing. Our articles of association also provide that, in the case of ordinary shares held through the operator of a securities settlement system or depository, a holder of such ordinary shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of ordinary shares recorded in the relevant account on the record date. Such certificates, as well as any proxy forms, should be submitted to us no later than three business days before the date of the general meeting unless our board of directors provides for a different period.

The annual general shareholder meeting must be held within six months from the end of the respective financial year at our registered office or in any other place in Luxembourg as notified to the shareholders.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to our registered office at least five days before the general meeting of shareholders.

Voting Rights

Each ordinary share entitles the holder thereof to one vote. Additionally, each beneficiary certificate entitles its holder to one vote. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall automatically be canceled for no consideration in case of sale or transfer of the ordinary share to which they are linked. However, exceptions to transfers of beneficiary certificates or to their cancellation upon sale or transfer of the respective underlying ordinary shares to which they are linked may be made by the board of directors on a case-by-case basis and in its absolute discretion, at which time the board of directors may also recalculate the ratio described above and, if applicable, re-allocate any such non-cancelled beneficiary certificates to the remaining applicable ordinary shares (which are already linked to other beneficiary certificates) on a pro rata basis. Additionally, our articles of association state that all the beneficiary certificates shall be automatically canceled if the number of ordinary shares held by entities wholly owned by our founders, in the aggregate, falls under 7,564,400 ordinary shares. Our founders, who exercise substantial control over the Company and are members of the board of directors, are currently the sole recipients of beneficiary certificates.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our ordinary shares by non-Luxembourg residents.

As described further below, Luxembourg law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to voting rights.

Ordinary General Meeting. At an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. Abstentions are not considered “votes.”

Extraordinary General Meeting. Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) our dissolution and liquidation, and (v) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half (50%) of our issued share capital unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened, for which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds majority of the votes validly cast on such resolution by shareholders and holders of beneficiary certificates. When the resolution of the general meeting of shareholders changes the respective rights attached to the beneficiary certificates, the resolution must, in order to be valid, fulfill the above-mentioned conditions as to attendance and majority with respect to the holders of beneficiary certificates. Abstentions are not considered “votes.”

Minority Action Right. Luxembourg law provides for a provision whereby the shareholders and/or holders of the beneficiary certificates holding, in the aggregate, 10% of the securities who have a right to vote at the general meeting may act on our behalf to discharge the members of the board of directors for misconduct against our interests, a violation of the law, or a violation of the articles of association.

Dividend Rights

In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to our accounts. Holders of beneficiary certificates shall not be entitled to receive any dividend payments with respect to such beneficiary certificate.

Board of Directors

The board of directors will be composed of Class A directors and Class B directors who need not be shareholders. Our Class A directors are Daniel Ek, Martin Lorentzon, and Shishir Mehrotra. Our Class B directors are Christopher Marshall, Ted Sarandos, Thomas Staggs, Padmasree Warrior, Cristina Stenbeck, and Heidi O’Neill. The board of directors may appoint a chairman from among its members. It also may appoint a secretary, who need not be a director and who will be responsible for keeping the minutes of the meetings of the board of directors and of the shareholders. The board of directors will meet upon call by the chairman. A meeting must be convened if any of two directors so require. The chairman will preside at all meetings of the board of directors and, if required, of the shareholders, except that in his or her absence the board of directors may appoint another director as chairman and the general meeting of shareholders may appoint another person as chairman, in each case pro tempore by vote of the majority present or represented at such meeting.

A quorum of the board of directors shall be either one Class A director and one Class B director present at the meeting or, in the event that no Class A or Class B directors have been appointed, three directors holding office, and resolutions are adopted by the simple majority vote of members of the board of directors present or represented. No valid decision of the board of directors may be taken if the necessary quorum has not been reached. In case of an equality of votes, the chairman shall have the right to cast the deciding vote. Such casting vote shall be personal to the appointed chairman and will not transfer to any other director acting as chairman of a meeting of the board of directors in the absence of the appointed chairman. The board of directors also may take decisions by means of resolutions in writing signed by all directors. Each director has one vote.

The general shareholders’ meeting elects directors and decides their respective terms. Under Luxembourg law, directors may be reelected, but the term of their office may not exceed six years. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause, by a simple majority of votes cast at a general meeting of shareholders. If the board of directors has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director. For a discussion of the differences in shareholders’ rights under Luxembourg law and Delaware law, see “—Differences in Corporate Law.”

Within the limits provided for by Luxembourg law, our board of directors may delegate our daily management and the authority to represent us to one or more persons. The delegation to a member of the board of directors shall entail the obligation for the board of directors to report each year to the ordinary general meeting on the salary, fees, and any advantages granted to the delegate. In addition, once granted an authorization from the general meeting of shareholders, our board of directors may set up an executive committee and entrust the latter with any powers of the board of directors, with the exception of (i) our general strategic direction, and (ii) those acts reserved to the board of directors by Luxembourg law. For a discussion of the differences in directors’ fiduciary duties under Luxembourg law and Delaware law, see “—Differences in Corporate Law.”

No director, solely as a result of being a director, shall be prevented from contracting with us with regard to his tenure in any office or place of profit, or as vendor, purchaser, or in any other manner whatsoever. No contract in which any director is in any way interested shall be voided solely on account of his position as director and no director who is so interested shall account to us or the shareholders for any remuneration, profit, or other benefit realized by the contract solely by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having a direct or indirect personal and financial interest in a transaction submitted for approval to the board of directors may not participate in the deliberations and vote thereon, if the transaction is not in the ordinary course of our business and conflicts with our interest, in which case the director shall be obliged to advise the board of directors thereof and to cause a record of his statement to be included in the minutes of the meeting. He or she may not take part in these deliberations or vote on such a transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

Our articles of association provide that directors and officers, past and present, will be entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. However, no indemnification will be provided against any liability to our directors or officers (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, or (iii) in the event of a settlement, unless approved by a court of competent jurisdiction or the board of directors.

There is no mandatory retirement age for directors under Luxembourg law and no minimum shareholding requirement for directors.

Amendment of Articles of Association

Shareholder Approval Requirements. Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the articles of association to be made by extraordinary resolution. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. An extraordinary general meeting of shareholders convened for the purposes of amending the articles of association must have a quorum of at least 50% of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Irrespective of whether the proposed amendments will be subject to a vote at any duly convened extraordinary general shareholders’ meeting, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders by shareholders and holders of beneficiary certificates. When the resolution of the general meeting of shareholders is to change the respective rights attached to the beneficiary certificates, the resolution must, in order to be valid, fulfill the above-mentioned conditions as to attendance and majority with respect to the holders of beneficiary certificates.

Formalities. Any resolutions to amend our articles of association must be taken before a Luxembourg notary, and such amendments must be published in accordance with Luxembourg law.

Differences in Corporate Law

We are incorporated under the laws of Luxembourg. Please see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in the registration statement on Form F-1 originally filed with the SEC on February 28, 2018 and that became effective on March 23, 2018 for a discussion summarizing certain material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Luxembourg and Delaware.

C. Material Contracts

The following is a summary of each material agreement, other than material agreements entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this report:

•	Subscription Agreement by and among TME, TME Hong Kong, Spotify Technology S.A., and Spotify AB, dated as of December 8, 2017.

•

Investor Agreement by and among Spotify Technology S.A., TME, TME Hong Kong, Tencent, Image Frame, and with respect to certain sections only, D.G.E. Investments and Rosello, dated as of December 15, 2017.

•	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 8, 2017.

•	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 27, 2017.

•	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of January 29, 2018.

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions.

E. Taxation

Luxembourg Tax Considerations

The following is an overview of certain material Luxembourg tax consequences of purchasing, owning, and disposing of the ordinary shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own, or deposit our ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our ordinary shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our ordinary shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

Income Tax

As the Company is a fully-taxable Luxembourg company, its net taxable profit is as a rule subject to corporate income tax (“CIT”) and municipal business tax (“MBT”) at ordinary rates in Luxembourg.

The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 19.26% as from 2018 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the Company is located (6.75% in the City of Luxembourg in 2018). The maximum aggregate CIT and MBT rate consequently amounts to 26.01% as from 2018 for companies located in the City of Luxembourg. According to the program announced by the new government formed in 2018, the maximum aggregate CIT and MBT rate could be decreased to 25% as from 2019.

Dividends and other payments derived from ordinary shares by the Company are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable.

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from ordinary shares may be exempt from income tax if (i) the distributing company is a qualified subsidiary (“Qualified Subsidiary”), and (ii) at the time the dividend is put at the company’s disposal, the company has held or commits itself to hold for an uninterrupted period of at least 12 months’ shares representing a direct participation in the share capital of the Qualified Subsidiary (a) of at least 10%, or (b) of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). A Qualified Subsidiary means (i) a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), (ii) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011 (the “EU Parent-Subsidiary Directive”), or (iii) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT.

Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by the Company from Qualified Subsidiaries may be exempt for 50% of their gross amount.

Capital gains realized by the Company on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the Company if at the time the capital gain is realized, the Company has held or commits itself to hold for an uninterrupted period of at least 12 months’ shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10%, or (ii) of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are defined as the difference between the price for which shares have been disposed of and the lower of their cost or book value.

Withholding Tax

Dividends paid by us to the holders of our ordinary shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

If the Company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United States and Luxembourg (the “Treaty”), the rate of withholding on distributions shall not exceed 15%, or 5% if the U.S. relevant holder is a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of our Company’s voting stock.

A withholding tax exemption may apply under the participation exemption (subject to the relevant anti-abuse rules) if cumulatively (i) the holder of our ordinary shares is an eligible parent (an “Eligible Parent”), and (ii) at the time the income is made available, the holder of our ordinary shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (i) a company covered by Article 2 of the EU Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (ii) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (iii) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU member state and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, or (iv) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

No withholding tax is levied on capital gains and liquidation proceeds.

Net Wealth Tax

The Company is as a rule subject to Luxembourg net wealth tax (“NWT”) on its net assets as determined for net wealth tax purposes. NWT is levied at the rate of 0.5% on net assets not exceeding €500 million and at the rate of 0.05% on the portion of the net assets exceeding €500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a qualified shareholding held by the Company in a Qualified Subsidiary is exempt for net wealth tax purposes.

As from January 1, 2016, a minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities, and cash at bank exceeds 90% of their total balance sheet and €350,000, the MNWT is set at €4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the €4,815 MNWT, the MNWT ranges from €535 to €32,100, depending on the Company’s total balance sheet.

Other Taxes

The issuance of our ordinary shares and any other amendment of our articles of association are currently subject to a €75 fixed registration duty. The disposal of our ordinary shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Taxation of the Holders of Ordinary Shares

Luxembourg Tax Residency of the Holders of Our Ordinary Shares

A holder of our ordinary shares will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our ordinary shares or the execution, performance, or enforcement of his/her rights thereunder.

Income Tax—Luxembourg Resident Holders

Luxembourg Individual Residents. Dividends and other payments derived from our ordinary shares by resident individual holders of our ordinary shares, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable. 50% of the gross amount of dividends received from the Company by resident individual holders of our ordinary shares are exempt from income tax.

Capital gains realized on the disposal of our ordinary shares by resident individual holders of our ordinary shares, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if our ordinary shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual holder of our ordinary shares holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company whose ordinary shares are being disposed of. A holder of our ordinary shares also is deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

Capital gains realized on the disposal of our ordinary shares by resident individual holders of our ordinary shares, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as the difference between the price for which our ordinary shares have been disposed of and the lower of their cost or book value.

Luxembourg Fully-taxable Corporate Residents. Dividends and other payments derived from our ordinary shares by Luxembourg resident fully-taxable companies are subject to CIT and MBT, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable. If the conditions of the participation exemption regime are not met, 50% of the gross amount of dividends received by Luxembourg resident, fully-taxable companies from our ordinary shares are exempt from CIT and MBT.

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from our ordinary shares may be exempt from CIT and MBT at the level of the holder of our ordinary shares if cumulatively (i) the holder of our ordinary shares is an Eligible Parent, and (ii) at the time the dividend is put at the holder of our ordinary shares’ disposal, the holder of our ordinary shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding (“Qualified Shareholding”). A Qualified Shareholding means ordinary shares representing a direct participation of at least 10% in the share capital of the Company or a direct participation in the Company of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by the Company from Qualified Subsidiaries may be exempt for 50% of their gross amount. Ordinary shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg resident fully-taxable company on our ordinary shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on our ordinary shares may be exempt from CIT and MBT at the level of the holder of our ordinary shares if cumulatively (i) the holder of our ordinary shares is an Eligible Parent, and (ii) at the time the capital gain is realized, the holder of our ordinary shares has held or commits itself to hold for an uninterrupted period of at least 12 months our ordinary shares representing a direct participation in the share capital of the Company of at least 10% or a direct participation in the Company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as the difference between the price for which our ordinary shares have been disposed of and the lower of their cost or book value.

Luxembourg Residents Benefiting from a Special Tax Regime. Holders of our ordinary shares who are either (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007, (iii) a family wealth management company governed by the amended law of May 11, 2007, or (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the law of July 23, 2016, are exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on our ordinary shares are thus not subject to Luxembourg income tax in their hands.

Income Tax—Luxembourg Non-Resident Holders

Non-resident holders of our ordinary shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our ordinary shares except capital gains realized on (i) a substantial participation before the acquisition or within the first six months of the acquisition thereof, or (ii) a substantial participation more than six months after the acquisition thereof by a holder of our ordinary shares who has been a former Luxembourg resident for more than 15 years and has become a non-resident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company whose ordinary shares are being disposed of. A shareholder also is deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period).

If the Company and a U.S. relevant holder are eligible for the benefits of the Treaty, such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such ordinary shares unless such gain is attributable to a permanent establishment of such U.S. relevant holder in Luxembourg.

Non-resident holders of our ordinary shares which have a permanent establishment or a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, must include any income received, as well as any gain realized, on the sale, disposal or redemption of our ordinary shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not fulfilled, 50% of the gross amount of dividends received by a Luxembourg permanent establishment or permanent representative may be, however, exempt from income tax. Taxable gains are determined as the difference between the price for which the ordinary shares have been disposed of and the lower of their cost or book value.

Under the participation exemption regime (subject to relevant anti-abuse rules), dividends derived from our ordinary shares may be exempt from income tax if cumulatively (i) our ordinary shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”), and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (i) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (ii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (iii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than a EU member state. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Ordinary shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Under the participation exemption regime, capital gains realized on our ordinary shares may be exempt from income tax if (i) our ordinary shares are attributable to a Qualified Permanent Establishment, and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least 12 months, our ordinary shares representing a direct participation in the share capital of the Company of at least 10% or a direct participation in the Company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as the difference between the price for which our ordinary shares have been disposed of and the lower of their cost or book value.

Net Wealth Tax

Luxembourg resident holders of our ordinary shares, as well as non-resident holders of our ordinary shares who have a permanent establishment or a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, are subject to Luxembourg NWT on our ordinary shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010, or (viii) a reserved alternative investment fund governed by the law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law of July 13, 2005, and (iv) a reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the law of July 23, 2016, remain subject to MNWT.

Under the participation exemption, a Qualified Shareholding held in the Company by an Eligible Parent or attributable to a Qualified Permanent Establishment may be exempt. The net wealth tax exemption for a Qualified Shareholding does not require the completion of the 12-month holding period.

Other Taxes

Under Luxembourg tax law, where an individual holder of our ordinary shares is a resident of Luxembourg for inheritance tax purposes at the time of his or her death, our ordinary shares are included in his or her taxable basis for inheritance tax purposes. On the contrary, no inheritance tax is levied on the transfer of our ordinary shares upon the death of an individual holder in cases where the deceased was not a resident of Luxembourg for inheritance purposes.

Gift tax may be due on a gift or donation of our ordinary shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, or holders that actually or constructively own 10% or more of the total voting power or value of our ordinary shares.

This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes acquires our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our ordinary shares should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a U.S. Holder with respect to our ordinary shares generally will be included in the U.S. Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. Dividends paid on our ordinary shares generally will constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC (as defined below) with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Disposition of Our Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in shares. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares.

If the consideration received upon the sale or other taxable disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on our historic and expected operations, composition of assets and market capitalization, we do not expect to be classified as a PFIC for the current table year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the ordinary shares.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements.

FATCA

Provisions under Sections 1471 through 1474 of the Internal Revenue Code and applicable U.S. Treasury regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Luxembourg, which modifies the FATCA withholding regime described above. It is not yet clear how foreign passthru payments will be addressed under FATCA. Under recently proposed regulations, any withholding on foreign passthru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these recent regulations are not final, taxpayers generally may rely on them until final regulations are issued. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Luxembourg IGA and any non-U.S. legislation implementing FATCA on the investment in our ordinary shares.

F. Dividends and Paying Agents

Not applicable

G. Statements by Experts

Not applicable

H. Documents on Display

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.spotify.com. The information on that website is not part of this report.

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). In 2017, we began entering into multiple foreign exchange forward contracts. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

The Group will be subject to deferred tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2018. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2018	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	7	(3)	3	74

Translation Exposure Sensitivity

The impact on our equity would be approximately €12 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2018.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow.

Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €8 million for the year ended December 31, 2018.

Share Price Risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the outstanding warrants.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% would have resulted in a range of €273 million to €399 million at December 31, 2018.

The impact on the accrual for social costs on outstanding share-based payment awards of an increase or decrease in the Company’s ordinary share price of 10% would have resulted in a change of €11 million at December 31, 2018.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. The impact on the fair value of the Group’s long term investment in TME using reasonably possible alternative assumptions with an increase or decrease of TME’s share price used to value our equity interest of 10% results in a range of €1,467 million to €1,793 million at December 31, 2018.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On February 28, 2018, we filed with the SEC a registration statement on Form F-1 (File No. 333-223300), which was originally declared effective by the SEC on March 23, 2018 (the “Registration Statement”). The Registration Statement registered the resale of 55,731,480 ordinary shares of the Company by the registered shareholders identified in the prospectus included in the Registration Statement. In accordance with an undertaking made by us in the Registration Statement, on June 20, 2018, we filed a post-effective amendment to terminate the effectiveness of the Registration Statement and to remove from registration all securities registered but not sold under the Registration Statement. We did not receive any proceeds from any sale of ordinary shares by the registered shareholders.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective as of such date due to a material weakness in internal control over financial reporting, described below.

The material weakness relates to the accounting for rights holder liabilities. In order to remediate this material weakness, we have hired and plan to continue to hire additional accounting, finance, system engineers, and data analysts. We have implemented, and plan to continue to implement, new controls, new processes and technologies over the calculation, processing, reconciliations, and analysis of rights holder liabilities. In addition, we have created a rights holder contracts compliance function. Our management believes that the steps that we have taken and plan to continue to take, as described above, will remediate our identified material weakness.

B. Management’s annual report on internal control over financial reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation report of the registered public accounting firm

Not applicable

D. Changes in internal control over financial reporting

Except for improvements to our internal control over financial reporting that are being carried out to remediate the material weakness described above, no change to our internal control over financial reporting occurred during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Thomas Staggs is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted the Spotify Code of Conduct and Ethics, which applies to all of directors, officers, employees, consultants and others working on our behalf, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Spotify Code of Conduct and Ethics is available on our website at investors.spotify.com. We intend to disclose on our website any amendments to or waivers of the Spotify Code of Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2018 and 2017, respectively.  The following table summarizes the charge for professional fees rendered in those periods:

	2018	2017
	(in € thousands)
Audit fees	3,900	4,713
Audit-related fees	58	—
Tax fees	50	—
All other fees	92	45
Total	4,100	4,758

“Audit fees” are the aggregate fees earned by the Ernst & Young entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” are fees charged by the Ernst & Young entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” include fees billed for tax compliance, tax advice and tax planning services. “All other fees” are the fees for products and services other than those in the above three categories.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services to be performed for the Company by its independent auditor must be approved by the Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. All audit-related service fees and tax fees were approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2018, the Board of Directors approved a share repurchase program of the Company’s ordinary shares up to the amount of $1.0 billion. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders. The repurchase program will expire on April 21, 2021. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company's capital allocation strategy of prioritizing investment to grow the business over the long term.

2018	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	—		$—		—	—	$—
February	—		$—		—	—	$—
March	5,740,000	(2)	$0.00	(3)	—	—	$—
April	—		$—		—	—	$—
May	—		$—		—	—	$—
June	—		$—		—	—	$—
July	—		$—		—	—	$—
August	—		$—		—	—	$—
September	—		$—		—	—	$—
October	—		$—		—	—	$—
November	267,725		$133.84		267,725	9,732,275	$964,162,912
December	419,546		$122.62		687,271	9,312,729	$912,710,831
Total	6,427,271		$13.58		687,271	9,312,729	$912,710,831
(1)	The column includes all the shares repurchased as a part of the repurchase program announced on November 5, 2018, as further described above.
(2)

On March 7, 2018, the Company issued 5,740,000 ordinary shares to our Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of employee exercises under the Company’s ESOP and RSU plans. Future such transactions are expected to take place to fulfill future option exercises.

(3)	Price paid per share is equal to the USD equivalent of par value, or $0.000776 per share, as of the date of purchase.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our common shares are listed on the NYSE. For purposes of NYSE rules, so long as we are a foreign private issuer, we are eligible to take advantage of certain exemptions from NYSE corporate governance requirements provided in the NYSE rules. We are required to disclose the significant ways in which our corporate governance practices differ from those that apply to U.S. companies under NYSE listing standards. Set forth below is a summary of these differences:

Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a remuneration committee comprised of three members, and we believe that two of the committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

Item 19. Exhibits

The following are filed as exhibits hereto:

1.1	Amended and Restated Articles of Association of Spotify Technology S.A. (English Translation), as currently in effect.
4.1

Form of Terms and Conditions for Warrants 2016 in Spotify Technology S.A. (filed as Exhibit 10.1 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.2

Form of Terms and Conditions for Warrants 2017 in Spotify Technology S.A. (filed as Exhibit 10.2 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.3	Terms and Conditions Governing Employee Stock Options 2019/2024 in Spotify Technology S.A., dated January 1, 2019.
4.4	Terms and Conditions Governing Employee Stock Options 2019/2024 Interim in Spotify Technology S.A., dated January 1, 2019.
4.5

Terms and Conditions Governing Employee Stock Options 2018/2023 in Spotify Technology S.A., dated January 1, 2018 (filed as Exhibit 10.3 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.6

Terms and Conditions Governing Employee Stock Options 2017/2022 in Spotify Technology S.A., dated December 2, 2016 (filed as Exhibit 10.4 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.7

Terms and Conditions Governing Employee Stock Options 2016/2021 in Spotify Technology S.A., dated January 1, 2016 (filed as Exhibit 10.5 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.8

Terms and Conditions Governing Employee Stock Options 2015/2020 in Spotify Technology S.A., dated March 1, 2015 (filed as Exhibit 10.6 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.9

Terms and Conditions Governing Employee Stock Options 2014/2019 in Spotify Technology S.A., dated March 1, 2014 (filed as Exhibit 10.7 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.10	Terms and Conditions Governing Restricted Stock Units 2019/2024 in Spotify Technology S.A., dated January 1, 2019.

4.11

Terms and Conditions Governing Restricted Stock Units 2018/2023 in Spotify Technology S.A., dated January 1, 2018 (filed as Exhibit 10.8 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.12

Terms and Conditions Governing Restricted Stock Units 2017/2022 in Spotify Technology S.A., dated June 1, 2017 (filed as Exhibit 10.9 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.13

Terms and Conditions Governing Restricted Stock Units 2016/2021 in Spotify Technology S.A., dated June 1, 2016 (filed as Exhibit 10.10 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.14

Terms and Conditions Governing Restricted Stock Units 2015/2020 in Spotify Technology S.A., dated June 1, 2015 (filed as Exhibit 10.11 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.15

Terms and Conditions Governing Restricted Stock Units 2014/2019 in Spotify Technology S.A., dated October 1, 2014 (filed as Exhibit 10.12 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.16

Terms and Conditions Governing Director Restricted Stock Units 2018/2022 in Spotify Technology S.A., dated February 28, 2018 (filed as Exhibit 10.13 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.17

Terms and Conditions Governing Director Restricted Stock Units 2017/2021 in Spotify Technology S.A., dated June 30, 2017 (filed as Exhibit 10.14 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.18

Terms and Conditions Governing Director Restricted Stock Units 2016/2020 in Spotify Technology S.A., dated September 30, 2016 (filed as Exhibit 10.15 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.19

The Echo Nest Corporation 2007 Stock Option and Grant Plan (filed as Exhibit 10.16 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.20

Form of Incentive Stock Option Agreement under The Echo Nest Corporation 2007 Stock Option and Grant Plan, by and between The Echo Nest Corporation and optionees (filed as Exhibit 10.17 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.21

Form of Notice of Conversion of Echo Nest Stock Options, by and between Spotify Technology S.A. and certain employees (filed as Exhibit 10.18 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.22

Form of Restricted Consideration Agreement, by and between Spotify Technology S.A. and restricted sellers (filed as Exhibit 10.19 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.23

Subscription Agreement by and among Tencent Music Entertainment Group, Tencent Music Entertainment Hong Kong Limited, Spotify Technology S.A. and Spotify AB, dated as of December 8, 2017 (filed as Exhibit 10.20 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.24

Investor Agreement by and among Spotify Technology S.A., Tencent Music Entertainment Group, Tencent Music Entertainment Hong Kong Limited, Tencent Holdings Limited, Image Frame Investment (HK) Limited and with respect to certain sections only, D.G.E. Investments Limited and Rosello Company Limited, dated as of December 15, 2017 (filed as Exhibit 10.21 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.25

Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 8, 2017 (filed as Exhibit 10.22 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.26

Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 27, 2017 (filed as Exhibit 10.23 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.27

Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of January 29, 2018 (filed as Exhibit 10.24 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

8.1	List of Subsidiaries.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
13.2	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
15.1	Consent of Ernst & Young AB.
101	Interactive Data Files.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spotify Technology S.A.

By:	/s/ Barry McCarthy
Name:	Barry McCarthy
Title:	Chief Financial Officer

Date: February 12, 2019

***

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Spotify Technology S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Spotify Technology S.A. (the "Company") and its subsidiaries (together with the Company, the "Group") as of December 31, 2018 and 2017 and the related consolidated statements of operations, comprehensive income/(loss), changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2018 and 2017 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2015.

Stockholm, Sweden

February 12, 2019

Consolidated statement of operations

for the year ended December 31

(in € millions, except share and per share data)

	Note	2018	2017	2016
Revenue	4	5,259	4,090	2,952
Cost of revenue		3,906	3,241	2,551
Gross profit		1,353	849	401
Research and development		493	396	207
Sales and marketing		620	567	368
General and administrative		283	264	175
		1,396	1,227	750
Operating loss		(43)	(378)	(349)
Finance income	9	455	118	152
Finance costs	9	(584)	(974)	(336)
Share in (losses)/earnings of associate		(1)	1	(2)
Finance income/(costs) - net		(130)	(855)	(186)
Loss before tax		(173)	(1,233)	(535)
Income tax (benefit)/expense	10	(95)	2	4
Net loss attributable to owners of the parent		(78)	(1,235)	(539)
Net loss per share attributable to owners of the parent
Basic	11	(0.44)	(8.14)	(3.63)
Diluted	11	(0.51)	(8.14)	(3.63)
Weighted-average ordinary shares outstanding
Basic	11	177,154,405	151,668,769	148,368,720
Diluted	11	181,210,292	151,668,769	148,368,720

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income/(loss)

for the year ended December 31

(in € millions)

	Note	2018	2017	2016
Net loss attributable to owners of the parent		(78)	(1,235)	(539)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Gains/(losses) on short term investments	16, 22	1	(1)	(4)
Losses on cash flow hedging instruments	16, 22	(1)	—	—
Exchange differences on translation of foreign operations		(8)	(3)	(12)
Items not to be subsequently reclassified to consolidated statement of operations (net of tax):
Gain/(loss) in the fair value of long term investments	16, 22	572	(11)	—
Other comprehensive income/(loss) for the year (net of tax)		564	(15)	(16)
Total comprehensive income/(loss) for the year attributable to owners of the parent		486	(1,250)	(555)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at December 31

(in € millions)

	Note	2018	2017
Assets
Non-current assets
Property and equipment	12	197	73
Intangible assets including goodwill	13	174	162
Investment in associate	24	—	1
Long term investments	22	1,646	910
Restricted cash and other non-current assets	14	65	54
Deferred tax assets	10	8	9
		2,090	1,209
Current assets
Trade and other receivables	15	400	360
Income tax receivable	10	2	—
Short term investments	22	915	1,032
Cash and cash equivalents	22	891	477
Other current assets		38	29
		2,246	1,898
Total assets		4,336	3,107
Equity and liabilities
Equity
Share capital	16	—	—
Other paid in capital	16	3,801	2,488
Treasury shares	16	(77)	—
Other reserves	16	875	177
Accumulated deficit		(2,505)	(2,427)
Equity attributable to owners of the parent		2,094	238
Non-current liabilities
Convertible notes	18, 22	—	944
Accrued expenses and other liabilities	20	85	56
Provisions	21	8	6
Deferred tax liabilities	10	2	3
		95	1,009
Current liabilities
Trade and other payables	19	427	341
Income tax payable	10	5	9
Deferred revenue	4	258	216
Accrued expenses and other liabilities	20	1,076	881
Provisions	21	42	59
Derivative liabilities	22	339	354
		2,147	1,860
Total liabilities		2,242	2,869
Total equity and liabilities		4,336	3,107

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity/(deficit)

(in € millions, except share data)

	Note	Number of ordinary shares outstanding	Share capital	Treasury shares	Other paid in capital	Other reserves	Accumulated deficit	Equity/ (Deficit) attributable to owners of the parent
Balance at January 1, 2016		146,100,440	—	—	797	85	(653)	229
Loss for the year			—	—	—	—	(539)	(539)
Other comprehensive loss			—	—	—	(16)	—	(16)
Issuance of shares upon exercise of stock options and restricted stock units	16	3,823,560	—	—	33	—	—	33
Share-based payments	17		—	—	—	53	—	53
Balance at December 31, 2016		149,924,000	—	—	830	122	(1,192)	(240)
Loss for the year			—	—	—	—	(1,235)	(1,235)
Other comprehensive loss			—	—	—	(15)	—	(15)
Issuance of shares upon exercise of stock options and restricted stock units	16	1,723,080	—	—	29	—	—	29
Issuance of shares related to business combinations	5	442,040	—	—	33	—	—	33
Issuance of restricted share awards related to business combination	5	61,880	—	—	—	—	—	—
Issuance of shares upon exchange of Convertible Notes	22	6,554,960	—	—	686	—	—	686
Issuance of shares in exchange for long term investment	22	8,552,440	—	—	910	—	—	910
Share-based payments	17		—	—	—	67	—	67
Income tax impact associated with share-based payments	10		—	—	—	3	—	3
Balance at December 31, 2017		167,258,400	—	—	2,488	177	(2,427)	238
Loss for the year			—	—	—	—	(78)	(78)
Other comprehensive income			—	—	—	564	—	564
Issuance of ordinary shares		5,776,920	—	—	4	—	—	4
Repurchases of ordinary shares	16	(6,427,271)	—	(77)	—	—	—	(77)
Issuance of shares upon exercise of stock options and restricted stock units	16	4,816,072	—	—	163	—	—	163
Restricted stock units withheld for employee taxes			—	—	—	(2)	—	(2)
Issuance of shares upon exchange of Convertible Notes	22	9,431,960	—	—	1,146	—	—	1,146
Share-based payments	17		—	—	—	88	—	88
Income tax impact associated with share-based payments	10		—	—	—	48	—	48
Balance at December 31, 2018		180,856,081	—	(77)	3,801	875	(2,505)	2,094

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

for the year ended December 31

(in € millions)

	Note	2018	2017	2016
Operating activities
Net loss		(78)	(1,235)	(539)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	12	21	46	32
Amortization of intangible assets	13	11	8	6
Share-based payments expense	17	88	65	53
Finance income	9	(455)	(118)	(152)
Finance costs	9	584	974	336
Income tax (benefit)/expense	10	(95)	2	4
Share in losses/(earnings) of associate		1	(1)	2
Other		7	(3)	58
Changes in working capital:
Increase in trade receivables and other assets		(61)	(112)	(60)
Increase in trade and other liabilities		291	447	245
Increase in deferred revenue		38	77	77
(Decrease)/Increase in provisions		(17)	8	38
Interest received		18	19	5
Income tax (received)/paid		(9)	2	(4)
Net cash flows from operating activities		344	179	101
Investing activities
Purchases of property and equipment	12	(125)	(36)	(27)
Purchases of short term investments	22	(1,069)	(1,386)	(1,397)
Sales and maturities of short term investments	22	1,226	1,080	609
Change in restricted cash	14	(10)	(34)	(1)
Other		(44)	(59)	(11)
Net cash flows used in investing activities		(22)	(435)	(827)
Financing activities
Proceeds from issuance of Convertible Notes, net of costs	18	—	—	861
Proceeds from exercise of share options	17	163	29	33
Repurchases of ordinary shares	16	(72)	—	—
Other		1	5	22
Net cash flows from financing activities		92	34	916
Net increase/(decrease) in cash and cash equivalents		414	(222)	190
Cash and cash equivalents at January 1	22	477	755	597
Net foreign exchange gains/(losses) on cash and cash equivalents		—	(56)	(32)
Cash and cash equivalents at December 31	22	891	477	755
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Issuance of shares for business combinations	5	—	33	—
Purchases of property and equipment in trade and other payables	12	23	5	1
Repurchases of ordinary shares in trade and other payables	16	5	—	—
Issuance of shares upon exchange of Convertible Notes	22	1,145	686	—
Issuance of shares in exchange for long term investment	22	—	910	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2018 consolidated financial statements

1.	Corporate information

Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L1610, Luxembourg, Grand Duchy of Luxembourg.

The principal activity of the Company and its subsidiaries (the “Group”) is music streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog. The Premium Service offers a commercial-free music experience. The Group’s ad-supported service (“Ad-Supported Service,” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the New York Stock Exchange (“NYSE”).

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of Spotify Technology S.A. comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for securities, long term investments, convertible senior notes (“Convertible Notes”), and derivative financial instruments, which have been measured at fair value.

The preparation of the consolidated financial statements in conformity with IFRS requires the application of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a greater degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The consolidated financial statements provide comparative information in respect of the previous periods.

(b)	Basis of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(c)	Investment in associates

An associate is an entity over which the Group has significant influence but not control or joint control.

The Group accounts for its investments in associates using the equity method whereby the investment is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associates since the acquisition date.

The Group determines, at each reporting date, whether there is objective evidence that the investment in its associated companies is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount and the carrying amount of the investment. Any gain or loss resulting from the dilution of the Group’s interest in associates where significant influence is retained is recognized in the consolidated statement of operations in “Share in earnings of associate.”

(d)	Foreign currency translation

Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euro, which is the Group’s reporting currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of operations within finance income or finance costs.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into Euro as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;
•	Income and expenses for each statement of operation are translated at average exchange rates; and
•	All resulting exchange differences are recognized in other comprehensive income/(loss).

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date.

(e)	Revenue recognition

Premium revenue

The Group generates subscription revenue from the sale of the Premium Service in which customers can listen on-demand and offline. Premium Services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Typically, Premium Services are paid for monthly in advance.

Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement and may include minimum guarantees for the number of subscriptions that will be purchased from the Group. Under these arrangements, a premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. Payment is remitted to the Group through the premium partner. When a minimum guarantee is within an agreement and the partner is not expected to meet the commitment, management has concluded the revenue is constrained to the revenue amounts for the actual subscriptions sold in a given period. The Group therefore only recognizes the associated revenue when it is highly probable that this will not result in a significant reversal of revenue when the uncertainty is resolved. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation, that being the delivery of the Premium Service.

Additionally, the Group bundles the Premium Service with third-party services and products. Revenue is allocated to each performance obligation based on a standalone selling price for bundled arrangements with multiple performance obligations.

Ad-Supported revenue

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group enters into arrangements with advertising agencies that purchase advertising on its platform on behalf of the agencies’ clients. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. Revenue is recognized over time based on the number of impressions delivered. The Group also may offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on expected performance and historical data and result in a reduction of revenue recognized.

Additionally, the Group generates revenue through arrangements with certain suppliers to distribute advertising inventory on their ad exchange platforms for purchase on a cost-per-thousand basis. Revenue is recognized over time when impressions are delivered on the platform.

(f)	Advertising credits

Advertising credits that are not transferable are issued to certain rights holders and allow them to include advertisement on the Ad-Supported Service that promote their artists and the Spotify service, such as the availability of a new single or album on Spotify. These are issued in conjunction with the Group’s royalty arrangements for nil consideration. There is no revenue recognized as the advertising credits are mutually beneficial to both the rights holders and the Group and do not meet the definition of a revenue contract under IFRS 15, Revenue from Contracts with Customers.

(g)	Business combinations

Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recognized as goodwill.

Acquisition-related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of operations as they are incurred.

(h)	Cost of revenue

Cost of revenue consists predominately of royalty and distribution costs related to content streaming. The Group incurs royalty costs paid to certain music record labels, music publishers, and other rights holders for the right to stream music to the Group’s users. Royalties are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability is complex and subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Users to Premium Subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In such situations, royalties are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions and therefore estimates of the royalties payable are made until payments are made. The Group has certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements, for which the Group cannot reliably predict the underlying expense, the Group will expense the minimum guarantee on a straight-line basis over the term of the arrangement. The Group also has certain royalty arrangements where the Group would have to make additional payments if the royalty rates were below those paid to other similar licensors (most favored nation clauses). For rights holders with this clause, a comparison is done of royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payables to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that the Group will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue. Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce content for the service.

(i)	Research and development expenses

Research and development expenses are primarily comprised of costs incurred for development of products related to the Group’s platform and service, as well as new advertising products and improvements to the Group’s mobile app, desktop, and streaming services. The costs incurred include related employee compensation and benefits, facility costs, IT costs and consulting costs.

(j)	Sales and marketing expenses

Sales and marketing expenses are primarily comprised of employee compensation and benefits, live events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, the cost of working with record labels and artists to promote the availability of new releases on the Group’s platform, and the costs of providing free trials of the Premium Service. Expenses included in the costs of providing free trials are primarily derived from per user royalty fees determined in accordance with the rights holder agreements.

(k)	General and administrative expenses

General and administrative expenses are comprised primarily of employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs.

(l)	Income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operations except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•

Temporary differences related to investments in subsidiaries, and associates to the extent that the Group is able to control the timing of the reversal of the temporary differences, and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

(iii)	Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(m)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes any expenditure that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the Group.

The Group adds to the carrying amount of an item of property and equipment the cost of replacing parts of such an item if the replacement part is expected to provide incremental future benefits to the Group. All repairs and maintenance are charged to the consolidated statement of operations during the period in which they are incurred.

After assets are placed into service, depreciation is charged so as to allocate the cost of assets less their residual value over their estimated useful lives, using the straight-line method as follows:

•	Property and equipment: 3 to 5 years
•	Leasehold improvements: shorter of the lease term or useful life

The assets’ residual values, useful lives, and depreciation methods are reviewed annually and adjusted prospectively if there is an indication of a significant change. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of operations when the asset is derecognized.

(n)	Intangible assets

Acquired intangible assets other than goodwill comprise acquired developed technology and patents. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.

The Group recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 2 to 5 years and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of operations in the expense category consistent with the function of the intangible assets.

(o)	Goodwill

Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Goodwill is tested annually for impairment, or more regularly if certain indicators are present. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the operating segments that are expected to benefit from the synergies of the combination and represent the lowest level at which the goodwill is monitored for internal management purposes. Goodwill is evaluated for impairment by comparing the recoverable amount of the Group’s operating segments to the carrying amount of the operating segments to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment charge is determined.

The recoverable amount of the operating segments is based on fair value less costs of disposal. The Group believes reasonable estimates and judgments have been used in assessing the recoverable amounts.

(p)	Impairment of non-financial assets

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of operations consistent with the function of the assets, for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period.

(q)	Financial instruments
(i)	Financial assets

Initial recognition and measurement

The Group’s financial assets are comprised of cash and cash equivalents, short term investments, trade and other receivables, derivative assets, long term investments, restricted cash, and other non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date; the date that the Group receives or delivers the asset. The Group classifies its financial assets primarily as cash and cash equivalents, receivables and short term investments, which are primarily debt instruments at fair value through other comprehensive income. Receivables are non-derivative financial assets, other than short term and long term investments described below, with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period.

For more information on receivables, refer to Note 15.

Short term investments are primarily comprised of debt instruments carried at fair value through other comprehensive income. The securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions (therefore not recognized at amortized cost). These meet both the hold to collect and sell business model and solely payments of principal and interest contractual cash flows tests under IFRS 9 Financial Instruments. These are classified as current assets.

Long term investments are primarily comprised of equity instruments carried at fair value through other comprehensive income based on the irrevocable election made at initial recognition under IFRS 9. The securities within this category are intended to be held for an indefinite period of time and for strategic investment purposes. These are neither held for trading nor contingent consideration recognised by an acquirer in a business combination. These are classified as non-current assets.

Subsequent measurement

After initial measurement, short term investments are measured at fair value with unrealized gains or losses recognized in other comprehensive income and credited in other reserves within equity until the investment is derecognized, at which time, the cumulative gain or loss is recognized in finance income/costs, or the investment is determined to be impaired, when the cumulative loss is reclassified from the short term investments reserve to the consolidated statement of operations in finance costs. Interest earned whilst holding the short term investments is reported as interest income using the effective interest method. Interest income and foreign exchange revaluation are recognized in the statement of operations in the same manner as all other financial assets.

After initial measurement, long term investments are measured at fair value with unrealized gains or losses, including any related foreign exchange impacts, recognized in other comprehensive income and credited in other reserves within equity without recognizing fair value changes to profit and loss upon derecognition. Dividends received are recognized in the consolidated statement of operations in finance income.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the asset have expired.

Impairment of financial assets

The Group assesses at each reporting date whether there is any evidence that a financial asset or a group of financial assets is impaired, primarily its trade receivables and short term investments. The Group assesses impairment for its financial assets, excluding trade receivables, using the general expected credit losses model. Under this model, the Group calculates the allowance for credit losses by considering on a discounted basis, the cash shortfalls it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.

For the Group’s short term investments, the Group applies the low credit risk simplification as it does not believe there to be any credit risk related to these assets given the credit quality ratings required by the Group’s investment policy. At every reporting date, the Group evaluates whether a particular debt instrument is considered to have low credit risk using all supportable information.

The Group’s long term investments are not assessed for impairment due to the irrevocable election made under IFRS 9 Financial Instruments as stated above.

The Group uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, the Group does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and is the amount required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Group has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of operations.

(ii)	Financial liabilities

Initial recognition and measurement

The Group’s financial liabilities are comprised of trade and other payables, other liabilities, and derivative liabilities (warrants and instruments designated for hedging). Prior to April 3, 2018, financial liabilities also included Convertible Notes and contingent options. All financial liabilities are recognized initially at fair value and, in the case of Convertible Notes, net of directly attributable transaction costs.

The Group accounted for the Convertible Notes in accordance with IAS 39, Financial Instruments: Recognition and Measurement, ‘fair value option’ and IFRS 9 Financial Instruments as fair value through profit and loss. Under these approaches, the Convertible Notes were accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in the consolidated statement of operations and the transaction costs were effectively immediately expensed.

The Group accounts for the warrants as a financial liability at fair value. In accordance with IAS 32, Financial Instruments: Presentation, the Group determined that the warrants were precluded from equity classification, because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own shares, the exercise prices of the warrants are in US$ and not the Company’s functional currency. Therefore, the warrants do not meet the requirements that they be settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Subsequent measurements

Other financial liabilities

After initial recognition, payables are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included in finance costs in the consolidated statement of operations. Gains and losses are recognized in the consolidated statement of operations when the liabilities are derecognized.

Payables are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Financial liabilities at fair value through profit or loss

After initial recognition, financial liabilities at fair value through the profit or loss are subsequently re-measured at fair value at the end of each reporting period with changes in fair value recognized in finance income or finance costs in the consolidated statement of operations.

Derecognition

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires.

(iii)	Fair value measurements

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Group’s market assumptions. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, are described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
•

Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;

•	Level 3: techniques which use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions.

The Group maintains policies and procedures to determine the fair value of financial assets and liabilities using what it considers to be the most relevant and reliable market participant data available. It is the Group’s policy to maximize the use of observable inputs in the measurement of its Level 3 fair value measurements. To the extent observable inputs are not available, the Group utilizes unobservable inputs based upon the assumptions market participants would use in valuing the asset or liability. In determining the fair value of financial assets and liabilities employing Level 3 inputs, the Group considers such factors as the current interest rate, equity market, currency and credit environments, expected future cash flows, the probability of certain future events occurring, and other published data. The Group performs a variety of procedures to assess the reasonableness of its fair value determinations including the use of third parties.

(iv)	Foreign exchange forward contracts

The Group designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met subsequent to January 1, 2018 and based on IAS 39 Financial Instruments prior to January 1, 2018. The Group recognizes the activities from these cash flow hedges as either assets or liabilities on the statement of financial position and are measured at fair value at each reporting period. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of equity and subsequently reclassifies cumulative gains and losses to revenues or cost of revenues, depending on the risk hedged, when the hedged transactions are settled. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Group measures these instruments at fair value with changes in fair value recognized in finance income or costs. Refer to Note 22.

(r)	Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit at banks and on hand and short term deposits with a maturity of three months or less from the date of purchase that are not subject to restrictions. Cash deposits that have restrictions governing their use are classified as restricted cash, current or non-current, based on the remaining length of the restriction.

The Group classifies highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short term deposits as defined above.

(s)	Short term investments

The Group invests in a variety of instruments, such as commercial paper, money market funds, corporate debt securities, collateralized reverse purchase agreements, and government and government agency debt securities. Part of these investments are held in short duration fixed income portfolios. The average duration of these portfolios is less than one year. All investments are governed by an investment policy and are held in highly-rated counterparties. Separate credit limits are assigned to each counterparty in order to minimize risk concentration.

These investments are classified as debt instruments and are carried at fair value with the unrealized gains and losses reported as a component of equity. Management determines the appropriate classification of investments at the time of purchase and re-evaluates whether the investments pass both the hold to collect and sell and solely payments of principal and interest tests. The short term investments with maturities greater than twelve months are classified as short term when they are intended for use in current operations. The cost basis for investments sold is based upon the specific identification method.

(t)	Long term investments

Long term investments consist of non-controlling equity interests in public and private companies where the Group does not exercise significant influence. The investments are classified as equity instruments carried at fair value through other comprehensive income. Refer to Note 22.

(u)	Share capital

Ordinary shares are classified as equity.

Equity instruments are initially measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments.

For the years ended December 31, 2015, 2013, and 2012, the Group issued equity instruments that were part of a compound transaction whereby additional shares would be issued to the shareholders upon the occurrence of certain events (see Note 16). The embedded derivatives were separated from the host contract and the resulting derivative liabilities were initially measured at fair value. The derivative liabilities are re-measured at fair value through the consolidated statement of operations at each reporting period. The difference between the consideration received for the equity instruments and the fair value of the embedded derivatives represents the equity components of the transaction. Transaction costs are allocated to the liability derivatives and equity components in proportion to their initial carrying amounts.

In 2018, the Group began repurchasing its ordinary shares. The cost of treasury shares repurchased is shown as a reduction to equity, within treasury shares, on the statement of financial position. When treasury shares are sold, reissued, or retired, the amount received is reflected as an increase to equity based on a weighted average cost, with any surplus or deficit recorded within Other paid in capital.

(v)	Share-based payments

Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in consideration for equity instruments.

The cost of equity-settled transactions with employees is determined by the fair value at the date of grant using an appropriate valuation model. The cost is recognized in the consolidated statement of operations, together with a corresponding credit to other reserves in equity, over the period in which the performance and service conditions are fulfilled. The cost of equity-settled transactions with non-employees for which services are rendered over a vesting period is determined by the average fair value over the period the services are received.

The cumulative expense recognized for equity-settled transactions with employees at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based payments. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based payment transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no material modifications to any share-based payment transactions during 2018, 2017, and 2016.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation. Social costs in connection with granted options and restricted stock units are accrued over the vesting period based on the intrinsic value of the award that has been earned at the end of each reporting period. The amount of the liability reflects the amortization of the award and the impact of expected forfeitures. The social cost rate at which the accrual is made generally follows the tax domicile within which other compensation charges for a grantee are recognized.

The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 17.

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Group is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfil this obligation, the terms of the Group’s restricted stock unit arrangements permit the Group to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting of the restricted stock unit. The monetary value of the employee’s tax obligation is recorded as a deduction from Other reserves for the shares withheld.

(w)	Employee benefits

The Group provides defined contribution plans to its employees. The Group pays contributions to publicly and privately administered pension insurance plans on a mandatory or contractual basis. The Group has no further payment obligations once the contributions have been paid. Contributions to defined contribution plans are expensed when employees provide services. The Group’s post-employment schemes do not include any defined benefit plans.

(x)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

(y)	Leases

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. The Group leases certain items of property and equipment. Leases in which substantially all the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of operations on a straight-line basis over the period of the leases.

Leases of property and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the repayment of the liability and finance charges. The corresponding lease obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the consolidated statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

New and amended standards and interpretations adopted by the Group

On January 1, 2018, the Group adopted International Financial Reporting Standard (“IFRS”) 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. Under the provisions of the standard, the Group made the election to present in other comprehensive income, changes in the fair value of its long term investment in Tencent Music Entertainment Group (“TME”), a public company that provides digital music services to users including streaming, online live broadcasts, and karaoke services, without recognizing fair value changes to profit and loss upon derecognition. The Group concluded that the accounting treatment of its remaining financial assets, financial liabilities and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no material impact on the Group’s consolidated financial statements upon adoption of the standard.

On January 1, 2018, the Group adopted the amendments to IFRS 2, Share-based Payment, in relation to the classification and measurement share-based payment transactions. As a result of adoption, the Group did not have any material impact on the consolidated financial statements.

New standards and interpretations issued not yet effective

Recently issued new or revised/amended standards and interpretations effective for the Group on or after January 1, 2019, are as follows:

In June 2017, the International Accounting Standards Board (“IASB”) issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The interpretation is applicable for annual reporting periods beginning on or after January 1, 2019. The interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation specifically addresses whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances related to uncertain tax treatments. The Group has concluded that its current accounting policies for estimating uncertain tax positions is in line with IFRIC Interpretation 23 and therefore does not expect it to have any material impact on the consolidated financial statements.

In January 2016, the IASB published IFRS 16, Leases, its new leasing standard, which will replace the current guidance in IAS 17, Leases, and related interpretations IFRIC 4, SIC-15 and SIC-27. The new standard requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. The Group expects the valuation of right-of-use assets and lease liabilities, previously described as operating leases, to be the present value of its forecasted future lease commitments. The Group will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right of use asset.

On January 1, 2019, the Group will adopt IFRS 16 using the modified retrospective approach and recognize the cumulative effect of initially applying the standard as an adjustment to accumulated deficit. The group intends to elect the available practical expedients on adoption. Although the Group is in the process of evaluating the impact of adoption on its consolidated financial statements, the Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the consolidated statement of financial position for real estate operating leases, along with the net impact on transition recorded to accumulated deficit, and deferred tax assets, potentially unrecognized, resulting from the aforementioned changes. The Group expects that this will result in the recognition of additional assets and liabilities in excess of approximately €500 million. The Group’s statement of operations after adoption will reflect additional depreciation expense due to the right-of use assets and an increase in finance costs for effective interest expense on its lease liabilities and be partially offset by a reduction in rental expenses.

There will be no impact to the overall statement of cash flows. However, operating cash flows will be positively impacted, while financing cash flows will be negatively impacted due primarily to the classification of principal payments on its lease liabilities. The Group will also be required to disclose additional qualitative and quantitative disclosures as required by the standard within its post adoption interim and annual financial statements.

There are no other IFRS or IFRIC interpretations that are not effective that are expected to have a material impact.

3.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas where assumptions and estimates are significant to the consolidated financial statements are:

(i)

The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. Prior to April 3, 2018, the fair value was estimated using a model which required the determination of the appropriate inputs, specifically ordinary share price. Subsequent to the Group’s direct listing, ordinary share price is no longer based on significant assumptions and estimates. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 17.

(ii)

Prior to April 3, 2018, the fair value of the Group’s Convertible Notes, warrants, contingent options, and long term investments were estimated using valuation techniques using inputs based on management’s judgment and conditions that existed at each reporting date. On April 3, 2018, the Group derecognized the Convertible Notes and contingent options. Subsequent to December 12, 2018, the fair value of the Group’s investment in TME is based on inputs within Level 1 of the fair value hierarchy as disclosed in Note 2. The assumptions and models used for estimating the fair value of the instruments are disclosed in Note 22.

(iii)

The Group has fiscal loss carry-forwards. At period end, the Group investigates the possibility of recognizing deferred tax assets with regard to the loss carry-forwards. Deferred tax assets related to loss carry-forwards are recognized only in those cases where it is probable and there is convincing evidence that the Group will generate future taxable income to which the loss carry-forward can be utilized. See Note 10.

(iv)

In accordance with the accounting policy described in Note 2, the Group annually performs an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 13.

(v)

The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In certain jurisdictions, rights holders have several years to claim royalties for musical composition and therefore estimates of the royalty accruals are based on available information and historical trends. The determination of royalty accruals involves significant judgements, assumptions, and estimates of the amounts to be paid. See Note 20.

(vi)	Management makes significant assumptions and estimates when determining the amounts to record for provision for legal contingencies. See Note 21.

4.	Revenue recognition

Revenue from contracts with customers

(i)	Disaggregated revenue

The Group discloses revenue by reportable segment and geographic area in Note 6.

(ii)	Performance obligations

The Group discloses its policies for how it identifies, satisfies, and recognizes its performance obligations associated with its contracts with customers in Note 2.

(iii)Contract liabilities

The Group’s contract liabilities from contracts with customers consist only of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed and therefore the revenue has not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2018 and 2017, the Group had deferred revenue of €258 million and €216 million, respectively. The increase in deferred revenue in 2018 is a result of an increase in the number of Premium Subscribers. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2018, 2017, and 2016 is €210 million, €149 million, and €92 million respectively.

5.	Business combinations

During 2017, the Group acquired the operations of five separate businesses. The acquisitions were accounted for under the acquisition method. The total purchase consideration paid was €85 million, of which €52 million was in cash and €33 million in equity. Of the total purchase consideration, €71 million has been recorded to goodwill, €17 million to acquired intangible assets, €4 million to deferred tax liabilities, and €1 million to tangible assets.

The goodwill of €71 million represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce and expected future synergies.

Included in the arrangements are payments that are contingent on continued employment. The payments are recognized as remuneration for post-combination services and are automatically forfeited if employment terminates. A total of up to €22 million of post-combination cash pay-outs will be recorded as compensation expense over service periods of up to three years.

Included in one of the arrangements are 61,880 restricted stock awards that are contingent on continued employment and are accounted for as equity-settled share-based payment transactions. A total of €6 million of post-combination expense will be recorded over the service period of two- and three-years from the acquisition date if not forfeited by the employees (see Note 17).

6.	Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue is generated through the sale of advertising. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. The remaining royalties that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2018	2017	2016
	(in € millions)
Premium
Revenue	4,717	3,674	2,657
Cost of revenue	3,461	2,868	2,221
Gross profit	1,256	806	436
Ad-Supported
Revenue	542	416	295
Cost of revenue	445	373	330
Gross (loss)/profit	97	43	(35)
Consolidated
Revenue	5,259	4,090	2,952
Cost of revenue	3,906	3,241	2,551
Gross profit	1,353	849	401

Reconciliation of gross profit

General expenditures, finance income, finance costs, and the Group’s share in losses or earnings of an associate are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to our loss before tax is as follows:

	2018	2017	2016
	(in € millions)
Segment gross profit	1,353	849	401
Research and development	(493)	(396)	(207)
Sales and marketing	(620)	(567)	(368)
General and administrative	(283)	(264)	(175)
Finance income	455	118	152
Finance costs	(584)	(974)	(336)
Share in (losses)/earnings of associate	(1)	1	(2)
Loss before tax	(173)	(1,233)	(535)

Revenue by country

	2018	2017	2016
	(in € millions)
United States	1,973	1,577	1,173
United Kingdom	576	444	342
Luxembourg	3	3	1
Other countries	2,707	2,066	1,436
	5,259	4,090	2,952

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

Non-current assets by country

Non-current assets for this purpose consists of property and equipment.

	2018	2017	2016
	(in € millions)
Sweden	29	32	12
United States	142	28	50
United Kingdom	19	6	19
Other countries	7	7	4
	197	73	85

As of December 31, 2018, 2017, and 2016, the Group held no property and equipment in Luxembourg.

7.	Personnel expenses

	2018	2017	2016
	(in € millions, except employee data)
Wages and salaries	409	348	231
Social costs	90	136	38
Contributions to retirement plans	20	17	12
Share-based payments	88	65	53
Other employee benefits	60	48	39
	667	614	373
Average full-time employees	3,651	2,960	2,084

8.	Auditor remuneration
	2018	2017	2016
	(in € millions)
Auditor fees	4	5	4

9.	Finance income and costs

	2018	2017	2016
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 22)	376	97	23
Interest income	25	19	5
Other financial income	11	2	—
Foreign exchange gains	43	—	124
Total	455	118	152
Finance costs
Fair value movements on derivative liabilities (Note 22)	(360)	(303)	(48)
Fair value movements on Convertible Notes (Note 22)	(201)	(524)	(245)
Interest, bank fees and other costs	(6)	(4)	(5)
Foreign exchange losses	(17)	(143)	(38)
Total	(584)	(974)	(336)

10.	Income tax

	2018	2017	2016
	(in € millions)
Current tax expense/(benefit)
Current year	41	6	5
Changes in estimates in respect to prior year	—	1	(1)
	41	7	4
Deferred tax (benefit)/expense
Temporary differences	(123)	(5)	(1)
Change in recognition of deferred tax	(14)	—	—
Change in tax rates	1	—	1
	(136)	(5)	—
Income tax (benefit)/expense	(95)	2	4

For the years ended December 31, 2018, 2017, and 2016, the Group recorded an income tax expense of €147 million, €0 million, and €0 million, respectively, in other comprehensive loss related to components of other comprehensive income/loss.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

In 2018, the Group had recognized current income tax expense of €1 million for provisions and have cumulatively recorded liabilities of €2 million for income tax provisions at December 31, 2018, of which €1 million is reasonably expected to be resolved within twelve months.

A reconciliation between the reported tax expense for the year, and the theoretical tax expense that would arise when applying the statutory tax rate in Luxembourg of 26.01%, 27.08%, and 29.22%, and on the consolidated loss before taxes for the years ended December 31, 2018, 2017, and 2016, respectively, is shown in the table below:

	2018	2017	2016
	(in € millions)
Loss before tax	(173)	(1,233)	(535)
Tax using the Luxembourg tax rate	(45)	(334)	(156)
Effect of tax rates in foreign jurisdictions	(11)	(10)	15
Permanent differences	(7)	15	12
Change in unrecognized deferred taxes	(43)	329	132
Deferred tax on foreign exchange differences	8	—	—
Other	3	2	1
Income tax (benefit)/expense	(95)	2	4

In 2018, the Group recognized deferred tax expense of €8 million as a result of foreign exchange differences on its investment in TME. The Group will be subject to deferred tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

The major components of deferred tax assets and liabilities are comprised of the following:

	2018	2017
	(in € millions)
Intangible assets	(1)	(4)
Share-based compensation	6	4
Tax losses carried forward	147	3
Property and equipment	5	3
Unrealized gains	(154)	—
Other	3	—
Net tax	6	6

A reconciliation of net deferred tax is shown in the table below:

	2018	2017	2016
	(in € millions)
At January 1	6	3	4
Movement recognized in consolidated statement of operations	136	5	1
Movement recognized in consolidated statement of changes in equity and other comprehensive income	(136)	2	(2)
Movement due to acquisition	—	(4)	—
At December 31	6	6	3

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to consolidated statement of financial position	2018	2017
	(in € millions)
Deferred tax assets	8	9
Deferred tax liabilities	2	3

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits.

	2018	2017
	(in € millions)
Intangible assets	72	74
Share-based compensation	34	115
Tax losses carried forward	148	258
Unrealized losses	2	114
Property and equipment	—	4
Foreign tax credits	—	4
Other	20	12
	276	581

At December 31, 2018, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and will only do so in a tax advantageous manner. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.

Tax loss carry-forwards as at December 31, 2018 were expected to expire as follows:

Expected expiry	2018-2026	2027 and onwards	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	—	467	1,164	1,631
Foreign tax credits	5	—	—	5

The Group has significant net operating loss carry-forwards in the United States and Sweden. In certain jurisdictions, if the Group is unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Chapter 40, paragraphs 10-14, of the Swedish Income Tax Act (the “Swedish Income Tax Act”). In general, an ownership change, as defined by the Swedish Income Tax Act results from a transaction or series of transactions over a five-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain categories or individuals, businesses or organizations.

In addition, in the United States, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change, as defined by Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Since the Group formation, the Group has raised capital through the issuance of capital stock on several occasions, and the Group may continue to do so, which, combined with current or future shareholders’ disposition of ordinary shares, may have resulted in such an ownership change. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.

The Group’s most significant tax jurisdictions are Sweden and the U.S. (both at the federal level and in various state jurisdictions). Because of its tax loss and tax credit carry-forwards, substantially all of the Group’s tax years after 2012 remain open to federal, state, and foreign tax examination. Certain of the Group’s subsidiaries are currently under examination by the Swedish, U.S. and other foreign tax authorities for tax years from 2013-2017. These examinations may lead to adjustments to the Group’s taxes.

11.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of stock options and warrants, and the incremental shares issuable upon the assumed vesting of unvested restricted stock units and restricted stock awards, excluding all anti-dilutive ordinary shares outstanding during the period. The Group used the if-converted method to calculate the dilutive impact of the warrants and adjusted the numerator for changes in profit or loss. The computation of loss per share for the respective periods is as follows:

	2018	2017	2016
	(in € millions, except share and per share data)
Basic loss per share
Net loss attributable to owners of the parent	(78)	(1,235)	(539)
Shares used in computation:
Weighted-average ordinary shares outstanding	177,154,405	151,668,769	148,368,720
Basic net loss per share attributable to owners of the parent	(0.44)	(8.14)	(3.63)

Diluted loss per share
Net loss attributable to owners of the parent	(78)	(1,235)	(539)
Fair value adjustments on warrants	(14)	—	—
Net loss used in the computation of diluted loss per share	(92)	(1,235)	(539)
Shares used in computation:
Weighted-average ordinary shares outstanding	177,154,405	151,668,769	148,368,720
Warrants	4,055,887	—	—
Diluted weighted average ordinary shares	181,210,292	151,668,769	148,368,720
Diluted net loss per share attributable to owners of the parent	(0.51)	(8.14)	(3.63)

Potential dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	2018	2017	2016
Employee options	12,243,526	14,646,720	10,976,480
Restricted stock units	100,383	195,937	501,480
Restricted stock awards	61,880	61,880	—
Warrants	—	6,720,000	5,120,000

12.	Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2017	111	51	162
Additions	10	29	39
Disposals	(11)	(2)	(13)
Exchange differences	(5)	(5)	(10)
At December 31, 2017	105	73	178
Additions	3	142	145
Disposals	(46)	(1)	(47)
Exchange differences	(1)	2	1
At December 31, 2018	61	216	277
Accumulated depreciation
At January 1, 2017	(62)	(15)	(77)
Depreciation charge	(37)	(9)	(46)
Disposals	11	2	13
Exchange differences	4	1	5
At December 31, 2017	(84)	(21)	(105)
Depreciation charge	(12)	(9)	(21)
Disposals	45	—	45
Exchange differences	1	—	1
At December 31, 2018	(50)	(30)	(80)
Cost, net accumulated depreciation
At December 31, 2017	21	52	73
At December 31, 2018	11	186	197

In 2017, the Group shortened the useful life of certain equipment due to a planned transition to the cloud and recorded accelerated depreciation of €11 million. The Group had no such charges in 2018.

The Group had €113 million and €10 million of leasehold improvements that were not placed into service as of December 31, 2018 and December 31, 2017, respectively.

13.	Intangible assets including goodwill

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2017	8	12	20	73	93
Additions	12	—	12	—	12
Acquisition, business combination (Note 5)	—	17	17	71	88
Write off of fully amortized intangibles	(2)	(11)	(13)	—	(13)
Exchange differences	—	(1)	(1)	(9)	(10)
At December 31, 2017	18	17	35	135	170
Additions	8	—	8	—	8
Acquisition, business combination	—	3	3	8	11
Exchange differences	—	1	1	3	4
At December 31, 2018	26	21	47	146	193
Accumulated amortization
At January 1, 2017	(3)	(10)	(13)	—	(13)
Amortization charge	(5)	(3)	(8)	—	(8)
Write off of fully amortized intangibles	2	11	13	—	13
At December 31, 2017	(6)	(2)	(8)	—	(8)
Amortization charge	(6)	(5)	(11)	—	(11)
At December 31, 2018	(12)	(7)	(19)	—	(19)
Cost, net accumulated amortization
At December 31, 2017	12	15	27	135	162
At December 31, 2018	14	14	28	146	174

Amortization of €11 million, €8 million and €5 million in 2018, 2017, and 2016, respectively, is included in research and development in the consolidated statement of operations. Research and development costs that are not eligible for capitalization have been expensed in the period incurred.

Goodwill is tested for impairment on an annual basis or when there are indications the carrying amount may be impaired. Goodwill is allocated to the Group’s two operating segments, Premium and Ad-Supported, based on the units that are expected to benefit from the business combination. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The carrying amount of goodwill allocated to each of the operating segments is as follows:

	Premium	Ad-Supported	Premium	Ad-Supported
	2018	2018	2017	2017
	(in € millions)
Goodwill	128	18	119	16

The detailed calculations of recoverable amounts performed in 2016, which noted substantial headroom, were used in the 2018 impairment test as there have been no adverse significant changes in the industry and competitive environment, market capitalization, stock price and overall financial performance such that the recoverable amounts would be less than the carrying amount in 2018. Therefore, the Group concluded that goodwill was not impaired.

14.	Restricted cash and other non-current assets

	2018	2017
	(in € millions)
Restricted cash
Lease deposits and guarantees	52	41
Other	3	1
Other non-current assets	10	12
	65	54

15.	Trade and other receivables

	2018	2017
	(in € millions)
Trade receivables	286	295
Less: allowance for expected credit losses	(8)	(15)
Less: provision for credit reserves	(5)	(8)
Trade receivables – net	273	272
Other	127	88
	400	360

Trade receivables are non-interest bearing and generally have 30-day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value. Other includes €18 million for amounts expected to be recovered from rights holders for retroactive statutory rate change for the year ended December 31, 2018. The Group establishes an accrual against advances made to rights holders not expected to be recovered.

The aging of the Group’s net trade receivables is as follows:

	2018	2017
	(in € millions)
Current	195	153
Overdue 1 – 30 days	44	69
Overdue 31 – 60 days	19	13
Overdue 60 – 90 days	7	11
Overdue more than 90 days	8	26
	273	272

The movements in the Group’s allowance for expected credit losses are as follows:

	2018	2017
	(in € millions)
At January 1	15	18
Provision for expected credit losses	15	12
Receivables written off	(18)	(3)
Reversal of unutilized provisions	(4)	(12)
At December 31	8	15

The Group maintains an allowance for expected credit losses of a portion of trade receivables based on the simplified approach for measuring expected credit losses. The Group estimates anticipated losses based on lifetime expected credit losses at each reporting date. The Group has an established provision matrix which takes into account the number of days past due, collection history, identification of specific customer exposure, product type, geographical region and current economic trends. Expected credit losses on trade receivables are calculated based on the aforementioned matrix and are charged to general and administrative expense in the consolidated statement of operations. Receivables for which an impairment provision was recognized are written off against the provision when it is deemed uncollectible.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.

16.	Issued share capital and other reserves

As at December 31, 2018, 2017, and 2016, the authorized and subscribed share capital was comprised of 403,032,520, 403,001,760, and 403,001,760 shares, respectively, at a par value €0.000625 each. As at December 31, 2018, 2017, and 2016, the Company had 183,901,040, 167,258,400, and 149,924,000 ordinary shares issued and fully paid, respectively.

The Group has incentive stock option plans under which options to subscribe to the Company’s share capital have been granted to executives and certain employees. Options exercised under these plans are settled via either the issuance of new shares or issuance of shares from treasury.

On November 13, 2012, the Group entered into an equity financing agreement with new and existing shareholders for the issuance of 4,204,120 ordinary shares for total gross proceeds of €79 million and incurred transaction costs of €3 million in addition to the shares received, the new investors also received contingent options that provided downside protection (meaning that the new investors are eligible to receive additional shares at certain valuations in the event of certain triggering events such as a trade sale, public listing, or liquidation). The contingent options were determined to be embedded derivatives which required separation from the equity issuance. The contingent options recognized as a derivative liability upon issuance were valued at €39 million at December 31, 2012. Upon the direct listing, the contingent options expired at no value.

On November 20, 2013, the Group entered into an equity financing agreement with new investors for the issuance of 8,233,160 shares. On December 19, 2013, the first closing occurred and the Group issued 5,584,160 shares for total gross proceeds of €123 million and incurred transaction costs of €2 million. The second closing occurred on January 17, 2014, whereby 2,649,000 ordinary shares were issued for total gross proceeds of €58 million. In addition to the shares received in December 2013, the new investors also received contingent options that provided downside protection (meaning that the new investors are eligible to receive additional shares at certain valuations in the event of certain triggering events such as a trade sale, public listing, or liquidation). The contingent options were determined to be embedded derivatives, which required separation from the equity issuance. The contingent options recognized as a derivative liability upon issuance were valued at €31 million at December 31, 2013. Upon the direct listing, the contingent options expired at no value.

On April 17, June 9, and July 15, 2015, the Group entered into an equity financing agreement with new and existing shareholders for the issuance of 9,484,880 ordinary shares for total gross proceeds of €479 million and incurred transaction costs of €5 million. In addition to the shares received, the new investors also received contingent options that provided downside protection (meaning that the new investors are eligible to receive additional shares at certain valuations in the event of certain triggering events such as a trade sale, public listing, or liquidation). The contingent options were determined to be embedded derivatives, which required separation from the equity issuance. The contingent options are recognized as a derivative liability and were valued at €87 million upon issuance. Upon the direct listing, the contingent options expired at no value.

On October 17, 2016, the Group issued, for €27 million in cash, warrants to acquire 5,120,000 ordinary shares to certain members of key management. The exercise price of each warrant is US$50.61, which was equal to 1.2 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through October 17, 2019.

On July 13, 2017, the Group issued, for €9 million in cash, a warrant to acquire 1,600,000 ordinary shares to a holder that is an employee and a member of management of the Group. The exercise price of each warrant is US$89.73, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through July 2020.

On December 15, 2017, the Group issued 8,552,440 ordinary shares in exchange for a non-controlling equity interest in TME valued at €910 million. For further details, please see Note 22. The ordinary shares issued are subject to certain transfer restrictions for a period of up to three years from December 15, 2017, subject to limited exceptions, including transfers with the Group’s prior consent; transfers to certain permitted transferees; transfers pursuant to a tender offer or exchange offer recommended by the Group’s board of directors for a majority of the Group’s issued and outstanding securities; transfers pursuant to mergers, consolidations, or other business combination transactions approved by the Group’s board of directors; transfers to the Group or any of its subsidiaries; or transfers that are necessary to avoid regulation as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

On December 15 and 29, 2017, the Group entered into exchange agreements with holders of a portion of its Convertible Notes, pursuant to which the Group exchanged an aggregate of US$411 million in principal of Convertible Notes, plus accrued interest of US$37 million, for an aggregate of 6,554,960 ordinary shares.

In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining of $628 million of Convertible Notes, plus accrued interest, for 9,431,960 ordinary shares.

On February 16, 2018, the Company issued 10 beneficiary certificates per ordinary share held of record to entities beneficially owned by the Group’s founders, Daniel Ek and Martin Lorentzon. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. The Company may issue additional beneficiary certificates under the total authorized amount at the discretion of its Board of Directors, of which the Group’s founders are members. As of December 31, 2018, the Group’s founders held 364,785,640 beneficiary certificates.

On March 7, 2018, the Company issued 5,740,000 ordinary shares to our Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of employee exercises under the Company’s ESOP and RSU plans. Similar future transactions are expected to take place to fulfill future option exercises.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. Upon the direct listing, the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired and, as a result, the Company reclassified the Convertible Notes balance of €1.1 billion to Other paid in capital within Equity.

On November 5, 2018, the Company announced that it would commence a share repurchase program beginning in the fourth quarter of 2018. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders and the Board of Directors approved such repurchase up to the amount of $1.0 billion. The repurchase program will expire on April 21, 2021. Through December 31, 2018, there have been 687,271 shares repurchased under this program.

No dividends were paid during the year or are proposed.

All outstanding shares have equal rights to vote at general meetings.

For the year end December 31, 2018, the Company repurchased, in total, 6,427,271 of its own ordinary shares and reissued 3,382,312 treasury shares upon the exercise of stock options and restricted stock units. The Company did not repurchase its own ordinary shares nor reissue treasury shares during the years ended December 31, 2017 and 2016. As of December 31, 2018 and 2017, the Company had 3,044,959 and 0 ordinary shares held as treasury shares, respectively.

Other reserves

	2018	2017	2016
	(in € millions)
Currency translation
At January 1	(7)	(4)	8
Currency translation	(6)	(3)	(12)
Gains reclassified to consolidated statement of operations	(2)
At December 31	(15)	(7)	(4)
Short term investments
At January 1	(5)	(4)	—
Losses on fair value that may be subsequently reclassified to consolidated statement of operations	(2)	(2)	(4)
Losses reclassified to consolidated statement of operations	2	1	—
Deferred tax on unrealized losses	1	—	—
At December 31	(4)	(5)	(4)
Long term investments
At January 1	(11)	—	—
Gains on fair value not to be subsequently reclassified to consolidated statement of operations	720	(11)	—
Deferred tax on unrealized gains	(148)	—	—
At December 31	561	(11)	—
Cash flow hedges
At January 1	—	—	—
Gains on fair value that may be subsequently reclassified to consolidated statement of operations	1	—	—
Gains reclassified to revenue	(5)	—	—
Losses reclassified to cost of revenue	3	—	—
At December 31	(1)	—	—
Share-based payments
At January 1	200	130	77
Share-based payments (Note 17)	88	67	53
Income tax impact associated with share-based payments (Note 10)	48	3	—
Restricted stock units withheld for employee taxes	(2)	—	—
At December 31	334	200	130
Other reserves at December 31	875	177	122
Currency translation reserve comprises foreign exchange differences arising from the translation of the financial statements of foreign operations into the reporting currency.

Short term investment reserve recognizes the unrealized fair value gains and losses on debt instruments held at fair value through OCI.

Long term investment reserve recognizes the unrealized fair value gains and losses on equity instruments held at fair value through OCI.

Cash flow hedge reserve recognizes the unrealized gains and losses on the effective portion of foreign exchange forward contracts designated for hedging.

Share-based payments reserve recognizes the grant date fair value of equity-settled awards provided to employees as part of their remuneration. For further details, please see Note 17.

17.	Share-based payments

Employee Share Option Plans

Under the Employee Share Option Plans (“ESOP”), share options of the Company are granted to executives and certain employees of the Group. For options granted prior to January 1, 2016, the exercise price is equal to the fair value of the shares on grant date for employees in the United States and for U.S. citizens and fair value less 30% for the rest of the world. The value of the discount is included in the grant date fair value of the award. For options granted thereafter, the exercise price of the options is equal to the fair value of the shares on grant date for all employees. Generally, the first vesting period (13.5% – 25% of the initial grant) is up to one year from the grant date and subsequently vests at a rate of 6.25% each quarter until fully vested. The exercise price for options is payable in the EUR value of a fixed USD amount; therefore, the Group considers these awards to be USD-denominated. The options are generally granted with a term of 5 years.

Restricted Stock Awards

In connection with the Group’s acquisition of Echo Nest in March of 2014, the Group issued 158,720 restricted stock awards (RSAs) to certain Echo Nest employees. Vesting of the RSAs was contingent on continued employment of these employees. The awards were accounted for as equity-settled share-based payment transactions. The RSAs vested annually over a two-year period from the acquisition date. The valuation of the RSAs was consistent with the fair value of the ordinary shares.

In connection with an acquisition during 2017, the Group issued 61,880 restricted stock awards (“RSAs”) to certain employees of the aquiree. Vesting of the RSAs is contingent on continued employment of these employees. The awards are accounted for as equity-settled share-based payment transactions. The RSAs vest over a two- and three-year period from the acquisition date. The valuation of the RSAs was consistent with the fair value of the ordinary shares.

During 2018, 2017, and 2016, the Group recorded share-based compensation expense related to RSAs of €1 million, €0 million, and €0 million, respectively.

Restricted Stock Unit Program

During 2014, the Company implemented restricted stock unit (“RSUs”) program accounted for as equity-settled share-based payment transaction. RSUs are measured based on the fair market value of the underlying stock on the date of grant. The RSUs granted to participants under the Program generally vest over three to five years. The vesting of certain RSUs could accelerate in the event of a change in control event.

The valuation of the RSUs was consistent with the fair value of the ordinary shares. During 2018, 2017, and 2016, the Group recorded share-based compensation expense related to restricted stock units of €3 million, €6 million, and €5 million, respectively.

Activity in the RSUs and RSAs outstanding and related information is as follows:

	RSU		RSA
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2016	627,480	32.78	79,360	23.90
Granted	176,080	41.85	—	—
Forfeited	(140,000)	30.38	—	—
Released	(162,080)	32.53	(79,360)	23.90
Outstanding at December 31, 2016	501,480	36.73	—	—
Granted	80,920	59.63	61,880	90.65
Forfeited	(85,903)	37.43	—	—
Released	(300,560)	38.95	—	—
Outstanding at December 31, 2017	195,937	42.46	61,880	90.65
Granted	14,383	168.24	—	—
Forfeited	(15,991)	34.93	—	—
Released	(93,946)	40.12	—	—
Outstanding at December 31, 2018	100,383	63.87	61,880	90.65

Activity in the share options outstanding and related information is as follows:

	ESOP
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2016	9,192,120	22.80
Granted	6,020,360	41.90
Forfeited	(512,560)	36.03
Exercised	(3,661,480)	10.15
Expired	(61,960)	20.93
Outstanding at December 31, 2016	10,976,480	36.88
Granted	5,819,520	64.11
Forfeited	(659,000)	46.34
Exercised	(1,422,520)	22.23
Expired	(67,760)	28.49
Outstanding at December 31, 2017	14,646,720	48.73
Granted	3,578,000	142.20
Forfeited	(1,220,508)	62.82
Exercised	(4,736,555)	40.97
Expired	(24,131)	54.98
Outstanding at December 31, 2018	12,243,526	77.63
Exercisable at December 31, 2016	3,765,000	29.98
Exercisable at December 31, 2017	5,822,400	39.62
Exercisable at December 31, 2018	5,162,876	58.25

The weighted-average contractual life for the share options outstanding at December 31, 2018, 2017, and 2016 is 2.9 years, 3.3 years, and 3.4 years, respectively. The weighted-average share price at exercise for options exercised during 2018, 2017, and 2016 was US$152.33, US$57.53, and US$42.05, respectively. The weighted-average fair value of options granted during the year ended at December 31, 2018, 2017, and 2016 was US$39.23 per option, US$18.05 per option, and US$13.10 per option, and, respectively.

The share options outstanding December 31, 2018, 2017, and 2016 are comprised of the following:

			2018		2017		2016
Range of exercise prices (US$)			Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
1.65	to	45.00	4,753,052	1.8	9,039,248	2.7	10,917,960	3.5
45.01	to	90.00	3,337,414	3.2	4,736,432	4.2	58,520	3.2
90.01	to	135.00	2,695,890	3.9	871,040	4.2	—	—
135.01	to	180.00	749,360	4.3	—	—	—	—
180.01	to	189.52	707,810	4.2	—	—	—	—
			12,243,526	2.9	14,646,720	3.3	10,976,480	3.4

In determining the fair value of the employee share-based awards, the Group uses the Black-Scholes option-pricing model. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on the historical volatility of public companies that are comparable to the Group over the expected term of the award. The risk-free rate is based on U.S. Treasury zero-coupon rates as the exercise price is based on a fixed USD amount. The expected life of the share options is based on historical data and current expectations.

The following table lists the inputs to the Black-Scholes option-pricing models used for employee share-based payments for the years ended December 31, 2018, 2017, and 2016:

	2018	2017	2016
Expected volatility (%)	32.0 – 34.7	32.0 – 43.5	37.9 – 45.8
Risk-free interest rate (%)	2.4 – 2.9	1.4 – 2.0	0.8 – 1.8
Expected life of share options (years)	2.4 – 4.4	2.4 – 4.4	2.5 – 5.0
Weighted-average share price (US$)	123.13 – 189.52	50.70 – 90.65	41.20 – 44.40

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based payment awards.

The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10% as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2018. The following table shows the impact of these changes on stock option expense for the options granted in 2018:

2018
(in € millions)
Actual stock option expense	46
Stock option expense increase (decrease) under the following assumption changes
Volatility decreased by 10%	(11)
Volatility increase by 10%	11
Expected life decrease by 1 year	(7)
Expected life increase by 1 year	6

The expense recognized in the consolidated statement of operations for employee share-based payments is as follows:

	2018	2017	2016
	(in € millions)
Cost of revenue	3	2	1
Research and development	40	21	16
Sales and marketing	19	15	10
General and administrative	26	27	26
	88	65	53

18.	Convertible notes and borrowings

Convertible Notes

On April 1, 2016, the Group issued US$1,000 million principal amount of Convertible Notes due in 2021. The notes were issued at par and bore interest of 5.0% payment-in-kind interest increasing by 100 basis points every six months after two years. Upon a specified conversion event occurring, the Convertible Notes would convert into ordinary shares at a conversion rate reflecting a conversion price equal to the lesser of a price cap per share or a discount of 20.0% to the per share price of the Company’s ordinary shares. If a specified conversion event did not occur within twelve months, the discount would increase by 250 basis points and then again, every six months thereafter until a specified conversion event did occur. A direct listing was not considered a specified conversion event. The terms also included change of control clauses where the notes holders had the option to convert into ordinary shares. At maturity, if the notes had not yet been converted or repaid, note holders would receive cash in an amount equal to the original principal amount plus 10% annualized return.

The transaction costs of approximately US$20 million were effectively immediately expensed in finance costs.

The Convertible Note agreements included certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders.

On December 15, 2017, holders of a portion of the Group’s Convertible Notes exchanged US$301 million in principal of Convertible Notes, plus accrued interest of US$27 million, for 4,800,000 ordinary shares. The Convertible Notes were recorded at fair value on the date of exchange, which was reclassified to equity upon issuance of the ordinary shares. The fair value at exchange was based on secondary market transactions of US$600 million between note holders and a third party.

On December 27, 2017, the Group entered into an exchange agreement with holders of a portion of its Convertible Notes, pursuant to which the Group exchanged an aggregate of US$110 million in principal of Convertible Notes, plus accrued interest of US$10 million, for an aggregate of 1,754,960 ordinary shares as of December 29, 2017. The Convertible Notes were recorded at fair value on the date of exchange, which was reclassified to equity upon issuance of the ordinary shares. The fair value at exchange of US$211 million was based on the ordinary share fair value as at December 31, 2017.

In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining of $628 million of Convertible Notes, plus accrued interest, for 9,431,960 ordinary shares. Pursuant to this exchange agreement, subject to certain conditions, if the Company failed to list its ordinary shares on or prior to July 2, 2018, the Group had agreed to offer to each noteholder the option to unwind the transaction such that the Group purchases back the shares that were issued to such noteholder pursuant to the exchange and would have issued such noteholder a new note that is materially identical to its note prior to the exchange. The option to unwind the exchange if a listing did not occur by July 2, 2018 met the definition of a contingent settlement event, and resulted in the issued equity shares (“Converted Notes”) being classified as a financial liability in the statement of financial position until the option to unwind expired due to a direct listing or the passage of time.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. Upon the direct listing, the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired and, as a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to Other paid in capital within Equity.

19.	Trade and other payables

	2018	2017
	(in € millions)
Trade payables	295	242
Value added tax and sales taxes payable	118	91
Other current liabilities	14	8
	427	341

Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.

20.	Accrued expenses and other liabilities

	2018	2017
	(in € millions)
Non-current
Deferred rent	85	55
Other accrued liabilities	—	1
	85	56
Current
Accrued fees to rights holders	832	639
Accrued salaries, vacation, and related taxes	41	34
Accrued social costs for options and RSUs	64	87
Other accrued expenses	139	121
	1,076	881
	1,161	937

During the year ended December 31, 2018, the Group recorded an accrual for fees to rights holders of €12 million that relates to prior years.

21.	Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2017	49	12	61
Charged/(credited) to the consolidated statement of operations:
Additional provisions	60	7	67
Reversal of unutilized amounts	—	(1)	(1)
Exchange differences	(11)	—	(11)
Utilized	(45)	(6)	(51)
Carrying amount at December 31, 2017	53	12	65
Charged/(credited) to the consolidated statement of operations:
Additional provisions	—	7	7
Exchange differences	3	—	3
Utilized	(17)	(8)	(25)
Carrying amount at December 31, 2018	39	11	50
As at December 31, 2017:
Current portion	53	6	59
Non-current portion	—	6	6
As at December 31, 2018:
Current portion	39	3	42
Non-current portion	—	8	8

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Between December 2015 and January 2016, two putative class action lawsuits were filed against Spotify USA Inc. in the U.S. District Court for the Central District of California, alleging that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement that the court preliminarily approved, pursuant to which the Group will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. The court’s order granting approval of the settlement was appealed by objectors to the U.S. Court of Appeals for the Second Circuit. As of January 15, 2019, those appeals have all been resolved. The objectors’ deadline to seek further appeals with the United States Supreme Court is April 15, 2019.

Even if the approval of the settlement is upheld on appeal, the Group may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms.

Other

Other provisions include onerous contracts. At December 31, 2017, onerous contracts principally represented vacant leasehold property, which the Group has substantially ceased to use and the Group estimates a sub-tenant would lease at a significantly reduced rental. In this case, the unavoidable costs of meeting the obligations under the lease exceed the economic benefits expected to be received. As such, the Group recorded a provision for the estimated cash flows related to the property within operating expenses. This provision was settled with the landlord in September 2018.

The Group has obligations under lease agreements to return the leased assets to their original condition. An obligation to return the leased asset to their original condition upon expiration of the lease is accounted for as asset retirement obligations. The obligations are expected to be settled at the end of the lease terms.

Indirect tax provisions relate primarily to potential non-income tax obligations in various jurisdictions. The Group recognizes provisions for claims or indirect taxes when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. These provisions are recognized as general and administrative expenses.

22.	Financial risk management and financial instruments

Financial risk management

The Group’s operations are exposed to financing and financial risks, which are managed under the control and supervision of the Board of Directors of the Company. To manage these risks efficiently, the Group has established guidelines in the form of a treasury policy that serves as a framework for the daily financial operations. The treasury policy stipulates the rules and limitations for the management of financial risks.

Financial risk management is centralized within Treasury who are responsible for the management of financing and financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve, and it provides certain financial services to the Group’s entities. Treasury operates within the limits and policies authorized by the Board of Directors.

Capital management

The Group’s objectives when managing capital (cash and cash equivalents, short term investments, equity, and, until April 2018, Convertible Notes) is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group’s capital structure and dividend policy is decided by the Board of Directors. Treasury continuously reviews the Group’s capital structure considering, amongst other things, market conditions, financial flexibility, business risk, and growth rate.

On November 5, 2018, Spotify Technology S.A. announced that it would commence a share repurchase program beginning in the fourth quarter of 2018. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders and the Board of Directors approved such repurchase up to the amount of $1.0 billion. The repurchase program will expire on April 21, 2021. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with our capital allocation strategy of prioritizing investment to grow the business over the long term. Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the Commission and other applicable legal requirements. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. We plan to use current cash and cash equivalents and the cash flow we generate from our operations to fund our share repurchase program.

The Group is not subject to any externally imposed capital requirements.

Credit risk management

Financial assets carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk adverse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-average maturity of the portfolio shall not be greater than 2 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all short term investments within 90 days. At December 31, 2018 and 2017, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €1,806 million and €1,509 million, respectively. No credit losses were incurred during 2018 or 2017 on the short term investments.

The credit risk with respect to the Group’s trade receivables is diversified geographically and among a large number of customers, private individuals, as well as companies in various industries, both public and private. The majority of the Group’s revenue is paid monthly in advance significantly lowering the credit risk incurred for these specific counterparties. Solvency information is generally required for credit sales within the Ad sales and Partner subscription business to minimize the risk of bad debt losses and is based on information provided by credit and business information from external sources.

Liquidity risk management

Liquidity risk is the Group’s risk of not being able to meet the short term payment obligations due to insufficient funds. The Group has internal control processes and contingency plans for managing liquidity risk. A centralized cash pooling process enables the Group to manage liquidity surpluses and deficits according to the actual needs at the group and subsidiary level. The liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from operations.

The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2018	2017
	(in € millions)
Liquidity
Short term investments	915	1,032
Short term deposits	307	122
Cash at bank and on hand	584	355
Total surplus liquidity	1,806	1,509
Liquidity position	1,806	1,509

Currency risk management

Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The Group’s general policy is to hedge transaction exposure on a case-by-case basis. During 2016, the Group had not entered into any hedging transactions. In 2017, the Group began entering into multiple foreign exchange forward contracts. The Group strived, as far as possible, to mitigate its currency exposure in the USD denominated Convertible Notes by matching the balance with USD denominated cash and cash equivalents and short term investments creating a natural hedge. Translation exposure relates to net investments in foreign operations. The Group does not conduct translation risk hedging.

(i)	Transaction exposure sensitivity

In most cases, the Group’s customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily in EUR and USD. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on net loss before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure, at December 31, 2018 and 2017. The impact on net loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2018	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	7	(3)	3	74

2017	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	5	2	(2)	9

For the notional amount of the Group’s foreign exchange forward contracts not designated for hedging, the immediate impact on net loss before tax of a 10% strengthening in the closing exchange rate of the USD would be a negative impact of €26 million as of December 31, 2017. The Group had no such instruments outstanding as of December 31, 2018.

(ii)	Translation exposure sensitivity

Translation exposure exists due to the translation of the results and financial position of all of the Group entities that have a functional currency different from the presentation currency of Euro. The impact on the Group’s equity would be approximately €12 million and €27 million if the EUR weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2018 and 2017, respectively.

Interest rate risk management

Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The fair value of the Group’s Convertible Notes was dependent on market interest rates, which might have negatively impacted earnings. The Convertible Notes were re-measured at each reporting date using valuation models using input data, which included market interest rates. Changes in the fair value of the Convertible Notes were recognized in finance income or cost in the consolidated statement of operations. An increase in market interest rates would have decreased the value of the Convertible Notes. The Group did not enter into any hedging arrangement to mitigate these fluctuations.

The Group’s exposure to interest rate risk also is related to its interest-bearing assets, primarily its debt securities held at fair value through other comprehensive income. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €8 million for both years ended December 31, 2018 and 2017.

Financing risk management

The Group finances its operations through external borrowings, equity, and cash flow from operations. The funding strategy has been to diversify funding sources. Historically, the external debt consisted of the Convertible Notes and finance leases.

Share price risk management

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. The Group’s exposure to this risk relates primarily to the outstanding warrants and social costs accrual. At December 31, 2017, the Convertible Notes were valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. An increase in share price would have increased the value of the Convertible Notes.

The warrants are re-measured at each reporting date using valuation models using input data based on the Company’s share price. Changes in the fair value of these instruments are recognized in finance income or cost. An increase of share price will increase the value of the warrants. The Group has not entered into any hedging arrangement to mitigate these fluctuations.

Other share price risk

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company's share price.  Changes in the accrual are recognized in operating expenses.  An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. The impact on the accrual for social costs on outstanding share based payment awards of an increase or decrease in the Company’s ordinary share price of 10% would result in a change of €11 million and €16 million at December 31, 2018 and December 31, 2017, respectively.

Investment risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME.

Management of insurable risks

Insurance coverage is governed by corporate guidelines and includes a common package of different property and liability insurance programs. The business is responsible for assessing the risks to decide the extent of actual coverage. Treasury manages the common Group insurance programs.

Financial instruments

Foreign exchange forward contracts

Cash flow hedges

The Group designated certain foreign exchange forward contracts as cash flow hedges when all the requirements of IFRS 9 Financial Instruments were met. The foreign exchange contracts help to protect the Group against the variability of forecasted foreign currency cash flows resulting from revenue, cost of revenue, and net asset or liability positions designated in currencies other than the Euro. The maximum original duration of any contract allowable under the hedging policy is thirteen months. The Group’s outstanding foreign exchange forward contracts designated as cash flow hedges have maturities of less than one year. The Group’s primary currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, and Euro / Swedish krona. The notional principal of the foreign exchange contracts was approximately €968 million as of December 31, 2018. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the statement of operations as of December 31, 2018:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	187	282	1,112	27
Cost of revenue	143	202	757	21
Total	330	484	1,869	48

The Group recognizes the foreign exchange contracts from hedging activities as either assets or liabilities on the consolidated statement of financial position and measures them at fair value. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of other reserves and subsequently reclassifies cumulative gains and losses to revenue or cost of revenue, depending on the risk hedged, when the hedged transactions are recorded. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserve would be immediately reclassified to finance costs. The Group evaluates hedge effectiveness at the inception of the hedge prospectively and records any ineffective portion of the hedge in finance costs in the consolidated statement of operations.

The asset and liability positions of the foreign exchange forward contracts are included in other current assets and derivative liabilities on the consolidated statement of financial position, respectively.

Non designated hedges

Derivative instruments including foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedges are measured at fair value with changes in the fair value recorded in Finance income and costs. In the first quarter of 2018, the Group effectively closed its positions in foreign exchange forward contracts not designated as hedges and recognized a gain of €8 million in finance income associated with the changes in fair value of these instruments. The notional amounts of these instruments were approximately USD $310 million and €25 million as of December 31, 2017. The Group had no such instruments outstanding as of December 31, 2018. For the years ended December 31, 2018 and 2017, the gain associated with the changes in fair value of these instruments was €8 million and €2 million, respectively.

Fair values

On January 1, 2018, the Group adopted IFRS 9, Financial Instruments. The Group concluded that the measurement and classification of its financial assets, financial liabilities, and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no impact on the Group’s consolidated financial statements upon adoption of the standard.

  The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, our financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy. The different levels have been defined in Note 2.

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	2018
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	164	57	—	221
Agency securities	—	7	—	7
Corporate notes	—	343	—	343
Collateralized reverse purchase agreements	—	344	—	344
Derivatives (not designated for hedging):
Other	—	—	2	2
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Long term investments	1,630	—	16	1,646
Total financial assets at fair value by level	1,794	757	18	2,569
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	333	333
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Total financial liabilities at fair value by level	—	6	333	339

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	2017
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	206	38	—	244
Agency securities	—	7	—	7
Corporate notes	—	330	—	330
Collateralized reverse purchase agreements	—	451	—	451
Derivatives (not designated for hedging):
Foreign exchange forwards	—	2	—	2
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Long term investment	—	—	910	910
Total financial assets at fair value by level	206	834	910	1,950
Financial liabilities at fair value
Convertible Notes	—	—	944	944
Derivatives (not designated for hedging):
Contingent options	—	—	3	3
Warrants	—	—	346	346
Derivatives (designated for hedging):
Foreign exchange forwards	—	5	—	5
Total financial liabilities at fair value by level	—	5	1,293	1,298

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2018 and 2017 there were no transfers between levels in the fair value hierarchy other than the Group’s long term investment in TME, as previously noted.

Recurring fair value measurements

The following sections describe the valuation methodologies the Group uses to measure the Level 3 financial instruments at fair value on a recurring basis.

Long term investments

Long term investments consist of non-controlling equity interests in public and private companies, primarily the Group’s approximate 9% investment in TME. These investments are carried at fair value through other comprehensive income. Prior to December 12, 2018, the fair value of unquoted ordinary shares of TME had been estimated using unquoted TME market transactions, the latest fair value per ordinary share disclosed within TME’s initial registration statement on Form F-1 filed with the SEC and other unobservable inputs. Subsequent to December 12, 2018, the fair value of ordinary shares of TME is based on the ending NYSE American depository share price. Accordingly, the entire balance of the Group’s investment in TME of €1,630 million was transferred from level 3 to level 1 within the fair value hierarchy in accordance with IFRS 7. During the year ended December 31, 2018, the Group recognized €720 million in mark to market gains on long term investments in other comprehensive income. The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.

The table below presents the changes in the long term investments:

	2018	2017
	(in € millions)
At January 1	910	—
Equity issued in exchange for long term investment	—	910
Changes in fair value recorded in other comprehensive loss	720	—
Purchase of investment	16	—
At December 31	1,646	910

The impact on the fair value of the Group’s long term investment in TME using reasonably possible alternative assumptions with an increase or a decrease of TME’s share price used to value our equity interests of 10% results in a range of €1,467 million to €1,793 million at December 31, 2018 and €819 million to €1,001 million at December 31, 2017.

Fair value of ordinary shares

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. The fair value of the Company’s ordinary shares subsequent to our direct listing is based on the NYSE closing ordinary share price of the Group.

The valuation of certain items in the consolidated financial statements prior to the direct listing was consistent with the Group’s use of the Probability Weighted Expected Return Method (“PWERM”) to value the Company’s ordinary shares.

The fair value of the ordinary shares prior to the direct listing was determined using recent secondary market transactions in the Company’s ordinary shares and the PWERM, which is one of the recommended valuation methods to measure fair value in privately held companies with complex equity structures in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Under this method, discrete future outcomes, including as a public company, non-public company scenarios, and a merger or sale, are weighted based on estimates of the probability of each scenario. In the Group’s application of this method, five different future scenarios are identified (high and low case public company, high and low case transaction, and private company). For each scenario, an equity value is calculated based on revenue multiples, derived from listed peer companies, which are applied on different (scenario-dependent) forecasted revenue. For the private company scenario, a discounted cash flow method also is considered in determining the equity value. Ordinary share values are weighted by the probability of each scenario in the valuation model. In addition, an appropriate discount adjustment is incorporated to recognize the lack of marketability due to being a closely held entity. Finally, the impact on the share value of recent financing and secondary trading is considered.

The following weightings, up until the Group’s direct listing, were applied to each valuation method:

	2018	2017	2016
PWERM	50%	50 – 80%	80 – 100%
Secondary market transactions	50%	20 – 50%	0 – 20%

The PWERM valuations, up until the Group’s direct listing, weighted the different scenarios as follows:

	2018	2017	2016
Market Approach – High Case Public Company	55 – 70%	25 – 40%	20 – 25%
Market Approach – Low Case Public Company	28 – 35%	35%	35 – 40%
Market Approach – High Case Transaction	0 – 3%	4 – 6%	4%
Market Approach – Low Case Transaction	0 – 2%	4 – 6%	6%
Private Case – Income and Market Approaches	2 – 5%	5 – 30%	30%

The key assumptions used to estimate the fair value of the ordinary shares and contingent options using the PWERM, up until the Group’s direct listing, were as follows:

	2018	2017	2016
Revenue multiple used to estimate enterprise value	3.0	2.2 – 4.6	2.0 – 3.5
Discount rate (%)	13.0	13.0 – 19.5	14.0 – 19.5
Volatility (%)	32.5 – 35.0	30.0 – 37.5	35.0 – 47.5

Contingent options

The Group’s derivatives included contingent options that provided investors associated with the equity financings with downside protection.

The contingent options were measured on a recurring basis in the consolidated statement of financial position and were Level 3 financial instruments recognized at fair value through the consolidated statement of operations. The contingent options were valued using the models that included the value of the Company’s ordinary shares, including the assumptions for probability scenarios and PWERM as determined above. The key assumptions used to estimate the fair value of the options using the PWERM were consistent with those noted above.

Under each scenario, the Group computed the difference between a) the value of the new shares, valued with the embedded contingent options and b) the ordinary shares, valued without the embedded contingent options (“Ordinary Shares”) to derive an indication of the value of the contingent options for each scenario. The differential between new shares and the Ordinary Shares was discounted, where appropriate, to present value to arrive at an indication of the value of the contingent options for each scenario at the valuation date. Finally, the indicated values under each scenario were weighted based on the weightings noted above to determine the indicated value of the contingent options. Upon the direct listing, on April 3,2018, the Group reduced the fair value to €0 million to reflect the expiration of the contingent put options.

The impact on the fair value of the contingent options of using reasonably possible alternative assumptions with an increase or a decrease in share price of 10% resulted in a range of €2 million to €4 million at December 31, 2017.

The table below presents the changes in the contingent options liability as at December 31:

	2018	2017	2016
	(in € millions)
At January 1	3	100	82
(Gain)/loss recognized in profit or loss	(3)	(97)	18
At December 31	—	3	100

The contingent options were included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value was recognized within finance income or costs in the consolidated statement of operations.

Warrants

On October 17, 2016, the Company sold, for €27 million, warrants to acquire 5,120,000 ordinary shares to certain holders that are employees and management of the Group. The exercise price of each warrant is US$50.61, which was equal to 1.2 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through October 17, 2019.

On July 13, 2017, the Company sold, for €9 million, a warrant to acquire 1,600,000 ordinary shares to certain holders that are employees and management of the Group. The exercise price of each warrant is US$89.73, which was equal to 1.3 times the fair market value of ordinary shares on date of issuance. The warrants are exercisable at any time through July 2020.

The warrants are measured on a recurring basis in the consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the consolidated statement of operations. The warrants are valued using a Black-Scholes option-pricing model, which includes inputs determined from models that include the value of the Company’s ordinary shares, as determined above and additional assumptions used to estimate the fair value of the warrants in the option pricing model as follows:

	2018	2017	2016
Expected term (years)	0.6 – 1.7	0.9 – 1.6	1.9 – 2.1
Risk free rate (%)	1.98 – 2.73	1.17 – 1.76	0.77 – 1.14
Volatility (%)	32.5 – 40.0	30.0 – 37.5	35.0 – 37.5
Share price (US$)	113.50 – 180.83	50.70 – 120.50	42.18 – 44.40

The table below presents the changes in the warrants liability:

	2018	2017	2016
	(in € millions)
At January 1	346	34	—
Issuance of warrant for cash	—	9	27
Non cash changes in profit or loss
Changes in fair value	(39)	313	7
Effect of changes in foreign exchange rates	26	(10)	—
At December 31	333	346	34

The warrant liability is included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance income or costs in the consolidated statement of operations.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €273 million to €399 million at December 31, 2018 and €275 million to €403 million at December 31, 2017.

Convertible Notes

At December 31, 2017, the Convertible Notes were valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE, and the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired. As a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to Other paid in capital within Equity. Refer to Note 18.

The table below presents the changes in the Convertible Notes:

	2018	2017	2016
	(in € millions)
At January 1	944	1,106	—
Loan financing transaction - Convertible Notes	—	—	861
Non cash changes recognized in profit or loss
Changes in fair value	221	666	166
Effect of changes in foreign exchange rates	(20)	(142)	79
Issuance of shares upon exchange of Convertible Notes	(1,145)	(686)	—
At December 31	—	944	1,106

The change in estimated fair value is recognized within finance costs in the consolidated statement of operations.

23.	Commitments and contingencies

Obligations under leases

The Group leases certain properties under non-cancellable operating lease agreements. The lease terms are between one and sixteen years, and the majority of the lease agreements are renewable at the end of the lease period.

The future minimum lease payments under non-cancellable operating leases as at December 31 are as follows:

	2018	2017	2016
	(in € millions)
Not later than one year	62	47	25
Later than one year but not more than 5 years	288	244	97
More than 5 years	483	478	90
	833	769	212

Total lease expenses were €79 million, €52 million, and €19 million for the years ended December 31, 2018, 2017, and 2016, respectively.

Commitments

The Group is subject to the following minimum royalty payments associated with its license agreements as at December 31.

	2018	2017	2016
	(in € millions)
Not later than one year	548	1,060	26
Later than one year but not more than 5 years	152	635	14
	700	1,695	40

In addition to the minimum guarantees listed above, we are also subject to a service agreement with Google for the use of Google Cloud Platform with minimum spend commitments of €270 million over the next 2 years.

Contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against the Group in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. The Wixen v. Spotify lawsuit was voluntarily dismissed on December 20, 2018 after the parties reached a mutual settlement. We expect the Watson v. Spotify lawsuit to be voluntarily dismissed upon the Effective Date of the Ferrick class settlement (following expiration of the remaining opportunity to appeal). The Group intends to vigorously defend the remaining claims.

24.	Related party transactions

Key management compensation

Key management includes members of the Company’s executive committee and the board of directors. The compensation paid or payable to key management for Board and employee services includes their participation in share-based compensation arrangements. The disclosure amounts are based on the expense recognized in the consolidated statement of operations in the respective year.

	2018	2017	2016
	(in € millions)
Key management compensation
Short term employee benefits	4	4	4
Share-based payments	19	17	18
Post-employment benefits	—	—	1
Termination benefits	1	1	1
	24	22	24

As noted in Note 16, the Company issued warrants to acquire ordinary shares to certain members of key management of the Group.

On April 1, 2016, the Group issued and sold the Convertible Notes to, among others, Rivers Cross Trust, an entity wholly owned by Mr. McCarthy, the Group’s Chief Financial Officer. The original principal amount purchased by Rivers Cross Trust was approximately US$0.2 million. In January 2018, the Convertible Notes, plus accrued interest, were exchanged for ordinary shares. Refer to Note 18.

The Group recognized partner revenues from its associate in Soundtrack Your Brand Sweden AB of €3 million, €3 million, and €2 million during years ended December 31, 2018, 2017, and 2016, respectively.

25.	Group information

The Company’s principal subsidiaries as at December 31, 2018 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Norway AS	Sales and marketing	100%	Norway
Spotify Spain S.L.	Sales and marketing	100%	Spain
Spotify GmbH	Sales and marketing	100%	Germany
Spotify France SAS	Sales and marketing	100%	France
Spotify Netherlands B.V.	Sales and marketing	100%	Netherlands
Spotify Canada Inc.	Sales and marketing	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify Singapore Pte Ltd.	Marketing	100%	Singapore

There are no restrictions on the net assets of the Group companies.

26.	Events after the reporting period

Subsequent to the end of the reporting period, the Group repurchased 548,121 ordinary shares for €62 million under the share repurchase program.

Subsequent to year-end, the Group entered into agreements to acquire Gimlet Media Inc. and Anchor FM Inc. for purchase consideration totaling approximately €300 million, primarily in cash, subject to closing adjustments.