Form 20-F
period 2020-12-31
Spotify Technology S.A.
filed 2021-02-05
CIK 1639920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________

FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-38438
Spotify Technology S.A.
(Exact name of Registrant as specified in its charter)
___________________________________________________________
Grand Duchy of Luxembourg
(Jurisdiction of incorporation)
42-44, avenue de la Gare
L- 1610 Luxembourg
Grand Duchy of Luxembourg
(address of principal executive offices)
___________________________________________________________
Horacio Gutierrez
Head of Global Affairs and Chief Legal Officer
ir@spotify.com
150 Greenwich Street, 63rd Floor
New York, New York 10007
(Name, E-mail and Address of Company Contact Person)
___________________________________________________________
Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares (par value of €0.000625 per share)	SPOT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 190,212,847 Ordinary Shares, par value €0.000625 per share.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
Presentation of Financial Information
In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we prepare our consolidated financial statements on a historical cost basis, except for our short term investments, long term investments, Convertible Notes (as defined herein), derivative financial instruments, and contingent consideration, which have been measured at fair value, and our lease liabilities, which are measured at present value.
Non-IFRS Financial Measures
In this report, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.
The only non-IFRS financial measure used in this report is Free Cash Flow. For a discussion of Free Cash Flow and a reconciliation of each to their most closely comparable IFRS measures, see “Item 3.A. Selected Financial Data.”
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

PART I

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
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:
•our ability to attract prospective users and to retain existing users;
•competition for users, user listening time, and advertisers;
•risks associated with our international expansion and our ability to manage our growth;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to effectively monetize our Service;
•our ability to generate sufficient revenue to be profitable or to generate positive cash flow and grow on a sustained basis;
•risks associated with the expansion of our operations to deliver non-music content, including podcasts, including increased business, legal, financial, reputational, and competitive risks;
•potential disputes or liabilities associated with content made available on our Service;
•risks relating to the acquisition, investment, and disposition of companies or technologies;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over the providers of our content and their effect on our access to music and other content;
•our ability to comply with the many complex license agreements to which we are a party;
•our ability to accurately estimate the amounts payable under our license agreements;
•the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;
•our ability to obtain accurate and comprehensive information about the compositions embodied in sound recordings in order to obtain necessary licenses or perform obligations under our existing license agreements;
•new copyright legislation and related regulations that may increase the cost and/or difficulty of music licensing;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•potential breaches of our security systems;
•interruptions, delays, or discontinuations in service in our systems or systems of third parties;
•changes in laws or regulations affecting us;
•risks relating to privacy and data security;
•our ability to maintain, protect, and enhance our brand;
•payment-related risks;

•our ability to hire and retain key personnel;
•our ability to accurately estimate our user metrics and other estimates;
•risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;
•tax-related risks;
•the concentration of voting power among our founders who have and will continue to have substantial control over our business;
•risks related to our status as a foreign private issuer;
•international, national or local economic, social or political conditions;
•risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and
•the impact of the COVID-19 pandemic on our business and operations, including any adverse impact on advertising sales or subscriber revenue.
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

Item 1.Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.Offer Statistics and Expected Timetable
Not applicable.
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
The consolidated financial and other data for the years ended December 31, 2020, 2019, and 2018 and as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this report. We prepared our consolidated financial statements for the years ended December 31, 2020, 2019, and 2018 in accordance with IFRS as issued by the IASB. Please read Note 2 to the consolidated financial statements included elsewhere in this report. Our consolidated financial statements and the notes thereto and other data for the years ended December 31, 2017 and 2016 and as of December 31, 2018, 2017, and 2016 are not included elsewhere in this report.

Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in € millions, except share and per share data)
Consolidated Statement of Operations Data(2):
Revenue	7,880	6,764	5,259	4,090	2,952
Cost of revenue	5,865	5,042	3,906	3,241	2,551
Gross profit	2,015	1,722	1,353	849	401
Research and development	837	615	493	396	207
Sales and marketing	1,029	826	620	567	368
General and administrative	442	354	283	264	175
	2,308	1,795	1,396	1,227	750
Operating loss	(293)	(73)	(43)	(378)	(349)
Finance income	94	275	455	118	152
Finance costs	(510)	(333)	(584)	(974)	(336)
Share in (losses)/earnings of associate	—	—	(1)	1	(2)
Finance income/(costs) - net	(416)	(58)	(130)	(855)	(186)
Loss before tax	(709)	(131)	(173)	(1,233)	(535)
Income tax (benefit)/expense	(128)	55	(95)	2	4
Net loss attributable to owners of the parent	(581)	(186)	(78)	(1,235)	(539)
Net loss per share attributable to owners of the parent(1)
Basic	(3.10)	(1.03)	(0.44)	(8.14)	(3.63)
Diluted	(3.10)	(1.03)	(0.51)	(8.14)	(3.63)
Weighted-average ordinary shares outstanding(1)
Basic	187,583,307	180,960,579	177,154,405	151,668,769	148,368,720
Diluted	187,583,307	180,960,579	181,210,292	151,668,769	148,368,720
Consolidated Statement of Cash Flows Data(2):
Net cash flows from operating activities	259	573	344	179	101
Net cash flows used in investing activities	(372)	(218)	(22)	(435)	(827)
Net cash flows from/(used in) financing activities	285	(203)	92	34	916
Net increase/(decrease) in cash and cash equivalents	172	152	414	(222)	190
Selected Other Data (unaudited):
Free Cash Flow(3)	183	440	209	109	73

	As of December 31,
	2020	2019	2018	2017	2016
	(in € millions)
Consolidated Statement of Financial Position Data(2):
Cash and cash equivalents	1,151	1,065	891	477	755
Short term investments	596	692	915	1,032	830
Working capital	(534)	(208)	97	38	689
Total assets	6,326	5,122	4,336	3,107	2,100
Convertible Notes	—	—	—	944	1,106
Total equity/(deficit) attributable to owners of the parent	2,805	2,037	2,094	238	(240)

________________________________
(1)See Note 11 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to owners of the parent as well as our basic and diluted weighted-average ordinary shares outstanding.
(2)The 2016 – 2018 results have not been restated for the impact of IFRS 16, Leases, which was adopted on January 1, 2019 using the modified retrospective approach. See Notes 2 and 12 to the consolidated financial statements for further information.
(3)We define “Free Cash Flow” as net cash flows from/(used in) operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from/(used in) operating activities.
Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this report.
Free Cash Flow:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in € millions)
Net cash flows from operating activities	259	573	344	179	101
Capital expenditures	(78)	(135)	(125)	(36)	(27)
Change in restricted cash	2	2	(10)	(34)	(1)
Free Cash Flow	183	440	209	109	73
B. Capitalization and Indebtedness.
Not applicable.
C. Reasons for the Offer and Use of Proceeds.
Not applicable.
D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully read and consider the following risks, along with the other information included in this Annual Report on Form 20-F. The risks described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations, financial condition, and cash flow could be materially impaired. The trading price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment. The risks described below are organized by risk type and are not listed in order of their priority to us.

Summary Risk Factors

Risks Related to Our Business Model, Strategy, and Performance

•We face significant competition and we might not be successful at attracting and retaining users, including predicting, recommending, and playing content that our users enjoy.
•We face many risks associated with our growth and our international expansion, including attracting, retaining and motivating qualified personnel and obtaining rights to stream content on favorable terms.
•Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term results. That strategy may not align with the market’s expectations.
•We may not be able to effectively monetize our Service on mobile and other connected devices.
•We may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.
•Any failure to convince advertisers of the benefits of advertising on our Service in the future could harm our business, operating results, and financial condition.
•Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our Ad-Supported revenue.
•We may be subject to disputes or liabilities associated with our content, and our expansion into non-music content also subjects us to increased risks.

•Our continued interest in acquisition or investment could divert management’s attention and disrupt our operations. We may fail to complete strategic acquisitions or investments.
•Any adverse change to, loss of, or claim that we do not hold any necessary third-party licenses may materially adversely affect our business, operating results, and financial condition.
•The concentration of control of content by our major providers means they may unilaterally affect our access to music and other content.
•We are a party to many license agreements that are complex and with numerous obligations, including a complex royalty payment scheme, and a breach of such agreements could adversely affect our business, operating results and financial condition.
•Minimum guarantees under certain license agreements may limit our operating flexibility.
•Difficulties in identifying the compositions in our sound recordings and the ownership thereof may impact our ability to perform our obligations under our licenses.
•Assertions of infringement or other violation by us of third-party intellectual property rights, or failure to protect our own intellectual property, could harm our business.
•The limitations on our ability to access online platforms, operating systems, hardware, or networks may seriously harm our business.
•Our Service and software may contain undetected software bugs or vulnerabilities.
•Interruptions, delays, or discontinuations in service arising from our own systems or from third parties, such as Google Cloud Platform, could impair the delivery of our Service.
•Our business is subject to complex and evolving laws and regulations, including laws and regulations related to copyright, privacy and data security, which may increase the costs and/or difficulty of music licensing, pose the threat of lawsuits, regulatory fines and other liabilities.
•Other risks such as failure to protect our brand, payments-related risks, fluctuation of our operating results, failure to implement and maintain effective internal control over financial reporting, lack of additional capital to support our growth, global public health crisis such as COVID-19, changes of worldwide economic conditions and significant fluctuations of exchange rates, may adversely affect our business, operating results, and financial condition.

Risks Related to Our Metrics

•Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies may harm and negatively affect our reputation and our business.
•We are at risk of artificial manipulation of stream counts, and manipulation or exploitation of our software to gain or provide unauthorized access to certain features of our Service, and failure to effectively prevent and remediate such attempts could undermine investor confidence in the integrity of our key performance indicators.

Risks Related to Tax

•We face complex taxation regimes in various jurisdictions. Audits, investigations, tax proceedings and changes to tax laws, including new proposals on taxing digital companies, in any of the jurisdictions we operate, could have a material adverse effect on our business, operating results, and financial condition.
•We may not be able to utilize all, or any, of our net operating loss carry-forwards.
•The social costs we accrue for share-based compensation may fluctuate unpredictably and significantly with the trading price of our ordinary shares, which could adversely impact our financial performance.
•We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.
•If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Owning Our Ordinary Shares and Our Status as a Foreign Private Issuer

•Our founders have substantial control over our business, and sales of substantial amounts of our ordinary shares by our founders could reduce the price of our ordinary shares.
•If securities or industry analysts publish inaccurate or unfavorable research about our business or cease covering our business, our share price and trading volume could decline.
•The requirements of being a public company may strain our resources and divert management’s attention.
•Provisions in our articles of association, the issuance of beneficiary certificates, and the existence of certain voting agreements may delay or prevent our acquisition by a third party.
•We do not expect to pay cash dividends in the foreseeable future.
•The issuance of beneficiary certificates to certain shareholders will limit your voting power and your ability to influence our corporate governance.

•As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and the rights of our shareholders may differ from those of shareholders of a U.S. corporation.
•We are organized under the laws of Luxembourg and a substantial amount of our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.
•Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than U.S. insolvency and bankruptcy law.

Risks Related to Our Business Model, Strategy, and Performance

If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing advertising revenue on our ad-supported service (“Ad-Supported Service”), increasing the number of subscribers to our premium service (“Premium Service”, and together with the Ad-Supported Service, the “Service”), and finding ways to monetize content across the Service. We must convince prospective users of the benefits of our Service and our existing users of the continuing value of our Service. Our ability to attract new users, retain existing users, and convert users of our Ad-Supported Service (“Ad-Supported Users”) to subscribers to our Premium Service (“Premium Subscribers”) depends in large part on our ability to continue to offer leading technologies and products, compelling content, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their audio streaming services are preloaded or may also be set as the default providers, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing Service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our Service, attract and retain users, and increase our Premium Subscriber base may be adversely affected.

In addition, in order to increase our advertising revenue, we also seek to increase the listening time that our Ad-Supported Users spend on our Ad-Supported Service and find new opportunities to deliver advertising to users on the Service, such as through podcasts and other opportunities relating to content promotion to users. The more content users stream on our Service, the more advertising inventory we generally have to sell. Further, growth in our user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that maximizes our advertising customers’ return on investment and that ultimately allows us to better demonstrate the effectiveness of our advertising solutions and justifies a pricing structure that is advantageous for us. If we fail to grow our user base, the amount of content streamed, and the listening time that our users spend on our Ad-Supported Service or on podcasts, we may be unable to grow Ad-Supported revenue. Moreover, given that Premium Subscribers are sourced primarily from the conversion of our Ad-Supported Users to Premium Subscribers, any failure to grow our Ad-Supported User base or convert Ad-Supported Users to Premium Subscribers may negatively impact our revenue.

In order to increase our Ad-Supported Users and our Premium Subscribers, we will need to address a number of challenges, including:

•providing users with a consistently high-quality and user-friendly experience;
•continuing to curate a catalog of content that consumers want to engage with on our Service;
•continuing to innovate and keep pace with changes in technology and our competitors; and
•maintaining and building our relationships with the makers of consumer products such as mobile devices.

Failure to overcome any one of these challenges could have a material adverse effect on our business, operating results, and financial condition.

We face and will continue to face significant competition for users, user listening time, and advertisers.

We compete for the time and attention of our users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, reputation, and presence and visibility of our website and our Spotify application. Our competitors include providers of streamed and on-demand music and podcasts as well as internet radio, terrestrial radio, and satellite radio. See “Item 4.B. Business Overview—Competition” for a description of certain services that compete with us.

Our current and future competitors may have higher brand recognition, more established relationships with content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which we compete. Our current and future competitors may also engage in mergers or acquisitions with each other, as SiriusXM and Pandora, or Amazon Music and Wondery, have done, to combine and leverage their audiences, content, and capabilities. Our current and future competitors may innovate new features or introduce new ways of consuming or engaging with content that cause our users, especially the younger demographic, to switch to another product, which would negatively affect our user retention, growth, and engagement. Some of our larger competitors, such as Apple and Amazon, have substantially broader product offerings and offer bundled or integrated products and services to leverage their relationships based on other products in their ecosystem to gain subscribers, which could discourage users from subscribing to our Service. Apple, Amazon, and Google also own application store platforms and are charging in-application purchase fees, which may not be levied on their own applications, likely creating a competitive advantage for themselves against us. If other competitors that own application store platforms and competitive services adopt similar practices, we may be similarly impacted. As the market for on-demand audio on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge. We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience pose a significant threat of developing competing on-demand audio distribution technologies.

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

In addition to the above, continued expansion around the world exposes us to other risks such as:
•lack of well-functioning copyright collective management organizations that are able to grant us music licenses, process reports, and distribute royalties in markets;

•fragmentation of rights ownership in various markets causing lack of transparency of rights coverage and overpayment or underpayment to record labels, music publishers, artists, performing rights organizations, and other copyright owners;
•difficulties in obtaining license rights to local content;
•increased risk of disputes with and/or lawsuits filed by rights holders in connection with our expansion into new markets (see “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings”);
•difficulties in achieving market acceptance of our Service in different geographic markets with different tastes and interests;
•difficulties in achieving viral marketing growth in certain other countries where we commit fewer sales and marketing resources;
•difficulties in managing operations due to language barriers, distance, staffing, user behavior and spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally;
•application of different laws and regulations of other jurisdictions, including privacy, censorship, and liability standards and regulations, as well as intellectual property laws;
•potential adverse tax consequences associated with foreign operations and revenue;
•complex foreign exchange fluctuation and associated issues;
•increased competition from local websites and audio content providers, some with financial power and resources to undercut the market or enter into exclusive deals with local content providers to decrease competition;
•credit risk and higher levels of payment fraud;
•political and economic instability in some countries;
•region-specific effects of the COVID-19 pandemic;
•compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions;
•export controls and economic sanctions administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of the Treasury’s Office of Foreign Assets Control;
•restrictions on international monetary flows; and
•reduced or ineffective protection of our intellectual property rights in some countries.

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

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on complexity and quick reactions could result in unintended outcomes or decisions that are poorly received by our users, advertisers, or partners. We have made, and expect to continue to make, significant investments to develop and launch new products, services, and initiatives, which may involve significant risks and uncertainties, including the fact that such offerings may not be commercially viable for an indefinite period of time or at all, or may not result in adequate return of capital on our investments. No assurance can be given that such new offerings will be successful and will not adversely affect our reputation, operating results, and financial condition. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed.

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

If we are unable to effectively monetize our Service on mobile and other connected devices, our results of operations may be materially adversely affected.

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

Since our inception in April 2006, we have incurred significant operating losses and, as of December 31, 2020, had an accumulated deficit of €3,290 million. For the years ended December 31, 2020, 2019, and 2018, our operating losses were €293 million, €73 million, and €43 million, respectively. We have incurred significant costs to license content and continue to pay royalties to record labels, publishers, and other copyright owners for such content. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty expenses, associated with our Service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

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

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:
•securing top quality audio and video content from leading record labels, distributors, and aggregators, as well as the publishing right to any underlying musical compositions;
•creating new forms of original content;
•our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;
•research and development, including investments in our research and development team and the development of new features;
•sales and marketing, including a significant expansion of our field sales organization;
•international expansion in an effort to increase our member base, engagement, and sales;

•capital expenditures, including costs related to our facilities, that we will incur to grow our operations and remain competitive; and
•general administration, including legal and accounting expenses.

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

Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:
•increasing the number of hours our Ad-Supported Users spend listening to audio or otherwise engaging with content on our Ad-Supported Service and the number of Ad-Supported Users;
•increasing the number of hours our users spend listening to podcasts and the number of our users listening to podcasts;
•keeping pace with changes in technology and our competitors;
•competing effectively for advertising dollars with other online and mobile marketing and media companies;
•maintaining and growing our relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us;
•continued impact from the COVID-19 pandemic on marketers;
•implementing and maintaining an effective infrastructure for order management; and
•continuing to develop and diversify our advertising platform and offerings, which currently include delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices, and multiple content types, including podcasts.

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

Failure to grow the Ad-Supported User base and to effectively demonstrate the value of our Ad-Supported Service and other similar offerings on the Service to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition. In addition, macroeconomic conditions may affect advertisers’ spending. For example, we have experienced a decline in Ad-Supported revenue growth as a result of headwinds to our advertising business during the COVID-19 pandemic, which, given the market uncertainty, could continue and adversely affect our business, operating results, and financial condition.

Selling advertisements requires that we demonstrate to advertisers that our offerings on the Service are effective. For example, we need to show that our Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because our users self-report their personal data, which may include their genders and dates of birth, the personal data we have may differ from our users’ actual genders and ages. If our users provide us with incorrect or incomplete information regarding their personal data, such as genders, age, or other attributes we use to target advertisements to users, or the data are otherwise not available to us, then we may fail to target the correct demographic with our advertising. In addition, changes to operating systems' practices and policies, such as Apple's iOS updates that may impose new requirements in order to track users or otherwise access Apple's Identifiers for Advertisers (“IDFA”), may reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. These limitations may also adversely affect our and our advertisers' ability to target advertisements and measure their performance, which could reduce the demand and pricing for our advertising products and harm our business. Advertisers often rely on third parties to quantify the reach and effectiveness of our ad products. These third-party measurement services may not reflect our true audience or the performance of our ad products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the key performance indicators that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Service. Measurement technologies for mobile devices may be even less reliable in quantifying the reach and usage of our Service, and it is not clear whether such technologies will integrate with our systems or uniformly and comprehensively reflect the reach, usage, or overall audience composition of our Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Service could be adversely affected. See “—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.”

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our Ad-Supported revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. In the absence of a uniform industry standard, agencies, advertisers, and other third parties have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. Other advertisers will measure the effectiveness of their advertising campaigns based on our ability to serve their ads to audiences that match their demographic data benchmarks, and our ability to meet the requirements of these third party measurement providers may be impacted when we do not have accurate or complete user data. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards. For example, we have introduced Streaming Ad Insertion ("SAI") technology to improve our targeting and measurement capabilities for podcast advertising that rely on our streaming capabilities instead of using downloads as a proxy. However, the impact of the shift in measurement from downloads to real impressions on our advertising revenue is uncertain, as well as its acceptance by our advertising partners or our ability to scale this technology successfully.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies may not integrate with our Service, especially our desktop software version, as they are currently more technologically developed and more widely adopted by the advertising industry on the web than they are on mobile or on other software applications. Because the majority of our Ad-Supported User hours and podcast consumption occur on mobile devices, if we are unable to deploy effective solutions to monetize the mobile device usage by our Ad-Supported User base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected by this shift. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend. The evolution of privacy laws, including the GDPR, CCPA, CPRA, the ePrivacy Regulation (which is still in draft form), and LGPD (each as defined below), may also impact the way we generate revenue from advertising.

Expansion of our operations to deliver non-music content, including podcasts, subjects us to increased business, legal, financial, reputational, and competitive risks.

Expansion of our operations to deliver non-music content involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. See “—We may be subject to disputes or liabilities associated with content made available on our Service.” There is no guarantee that we will be able to generate sufficient revenue from podcasts or other non-music content to offset the costs of creating or acquiring this content. Failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to podcasts or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion, could adversely affect our business, operating results, and financial condition.

In addition, we enter into multi-year commitments for original content that we produce or commission. Given the multiple-year duration and largely fixed cost nature of such commitments, if our user growth and retention do not meet our expectations, our margins may be adversely impacted. Payment terms for certain content that we produce or commission will typically require more upfront cash payments than other content licenses or arrangements whereby we do not pay for the production of such content. To the extent our user and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of such content commitments. The long-term and fixed cost nature of certain original content commitments may also limit our flexibility in planning for or reacting to changes in our business, as well as our ability to adjust our content offering if our users do not react favorably to the content we produce. Any such event could adversely impact our business, operating results, and financial condition.

We may be subject to disputes or liabilities associated with content made available on our Service.

We provide various services and products that enable artists, podcasters, and other creators or users to make content available on our Service. For example, creators or users can record and distribute podcasts using Anchor and can upload cover art and profile images. These may subject us to heightened risk of claims of intellectual property infringement by third parties if such creators do not obtain the appropriate authorizations from rights holders. We are dependent on those who provide content on our Service complying with the terms and conditions of any license agreements with us as well as our Terms and Conditions of Use, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights. However, we cannot guarantee that the creators and users who provide content on our Service will comply with their obligations, and any failure of creators and users to do so may materially impact our business, operating results, and financial condition. In addition, while we may avail ourselves of various legal safe harbors related to third-party content, we cannot be certain that courts will always agree that these safe harbors apply. We also face a risk that the laws related to these safe harbors or the removal of content could change. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition. See “Risk Related to Our Operations—Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.”

We also cannot guarantee the integrity of the content third parties make available on our Service, which may adversely affect our reputation and our business. Given the large volume of content that various third parties, including record labels, distributors, aggregators, podcasters, and our users, make available on our platform, it is challenging for us to accurately verify the legitimacy of such content, including their copyright status and whether such content implicates the legal rights of third parties, or review and moderate such content to ensure that it is otherwise in compliance with our policies. If we fail to build and maintain an effective system to moderate the content on our platform, our users may lose trust in us, our reputation may be impaired and our business may be adversely affected. See “Risks Related to Our Operations—Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand could harm our business.”

We have acquired and invested in, and may continue to acquire or invest in, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

We have recently acquired and invested in, and may in the future seek to acquire or invest in, other companies or technologies that we believe could complement or expand our Service, enhance our technical capabilities or content offerings, or otherwise offer growth opportunities. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we may be unsuccessful in integrating our recently acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

We also may not achieve the anticipated benefits from any acquisition or investment due to a number of factors, including:
•unanticipated costs or liabilities associated with the acquisition or investment, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations they are subject to;
•incurrence of acquisition- or investment-related costs;
•diversion of management’s attention from other business concerns;
•regulatory uncertainties;
•risks related to integrating the acquired company’s various systems and processes and ensuring compliance with applicable requirements, including those with respect to privacy, data security, or credit card processing;
•implementation or improvement of controls, procedures, and policies at the acquired company;
•harm to our existing business relationships with business partners and advertisers as a result of the acquisition or investment;
•harm to our brand and reputation;
•the potential loss of key employees;
•work stoppages associated with labor disputes;
•use of resources that are needed in other parts of our business; and
•use of substantial portions of our available cash to consummate the acquisition or investment.

If we acquire or invest in other companies, these acquisitions or investments may reduce our operating margins for the foreseeable future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. The market value of our investments may also fluctuate due to volatility in the share price used to measure the investment. For example, the majority of our long term investments relates to Tencent Music Entertainment (“TME”). The value of these securities is subject to the risks associated with TME’s business, as well as any changes by the Chinese government in foreign investment laws or elevated scrutiny or regulation of foreign investments in Chinese companies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Investment Risk” for additional discussion of the risk relating to our long term investment in TME. In the future, if our acquisitions or investments do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if a business we acquire or invest in fails to meet our expectations, our business, operating results, and financial condition may suffer.

We have also entered into, and may in the future enter into, additional, strategic alliances with certain partners that we believe will help advance the success of our business. Such partnerships may divert management focus and resources from other aspects of our business, it may take longer than expected for them to produce the expected benefits, they may subject us to additional and unknown licensing or regulatory requirements across different jurisdictions, and they on occasion fail to produce all of the expected benefits. The success of these partnerships will depend in part on our ability to leverage them to enhance our Service and other products, or to develop new services and products, and we may not be successful in doing so. Any adverse results related to our strategic partnerships could negatively impact our business, operating results, and financial condition.

The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, operating results, and financial condition.

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. The full extent to which the COVID-19 pandemic will continue to impact our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. The economic disruption caused by the COVID-19 pandemic has adversely affected, and could continue to adversely affect, the levels of advertising spending and consumer spending on discretionary items, which in turn adversely affect our ad sales and Subscriber revenue. Limitations on travel, “stay at home” orders, social distancing requirements, and other governmental actions implemented in response to COVID-19 led to changes as to how our users consume music and podcasts, and, although we have seen some return to pre-COVID-19 levels in our users’ engagement with our Service, any failure to predict or address changes in our users’ engagement with our Service arising from the COVID-19 pandemic could adversely affect our business. As a result of the COVID-19 pandemic, podcasters and other creators or users may experience delays or interruptions in their ability to create and provide content on our platform, and a decrease in the amount or quality of content available on our Service could adversely affect user engagement and harm our business. An extended period of remote working by our employees could introduce or heighten operational challenges, including our ability to launch new products and services or expand our Service to additional geographic markets. Any such effect could cause or contribute to the risks and uncertainties enumerated in this report and could materially adversely affect our business, operating results, and financial condition.

Risks Related to Securing the Rights to the Content We Stream

We depend upon third-party licenses for most of the content we stream and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.

To secure the rights to stream content, we enter into license agreements to obtain licenses from rights holders, such as record labels, aggregators, artists, music publishers, performing rights organizations, collecting societies, podcasters, podcast networks, and other audio/video content creators, copyright owners or their agents, or obtain licenses via government-provided statutory or compulsory licenses, and pay royalties or other consideration to such parties or their agents around the world. We cannot guarantee that our efforts to obtain all necessary licenses to stream content will be successful, nor that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that we are required to pay pursuant to them, may change as a result of changes in our bargaining power, the industry, laws and regulations, or for other reasons. Increases in royalty rates or changes to other terms of these licenses may materially impact our business, operating results, and financial condition.

For example, if we fail to obtain licenses to stream sound recordings from major record labels; if the rates we pay for mechanical licenses that are set by the Copyright Royalty Board increase our royalty costs; if we are unable to obtain blanket licenses for public performance rights on reasonable terms; if our licenses with collecting societies and our direct licenses with publishers outside of the U.S. do not provide full coverage for all of the musical compositions we make available to our users; for podcasts and other non-music content, if rights holders or content providers do not comply with the terms and conditions of our license agreements as well as the Spotify Terms and Conditions of Use, our business, operating results and financial condition could be materially harmed.

There is also no guarantee that we have all of the licenses we need to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, rights holders, creators, performers, writers and their agents, or societies, unions, guilds, or legislative or regulatory bodies have created and may continue to create or attempt to create new rights or regulations that could require us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify. See also “—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

Even when we are able to enter into license agreements with rights holders, we cannot guarantee that such agreements will continue to be renewed indefinitely. To the extent we make content available based on brief extensions of license agreements or provisional licenses and/or continuing to operate on an at will basis, we may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on our business and could lead to potential copyright infringement claims.

It is also possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, operating results, and financial condition. See “Item 4.B. Business Overview—Licensing Agreements.”

We have no control over third-party providers of the content we stream. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content.

We rely on various rights holders, over whom we have no control, for the content we make available on our Service. We cannot guarantee that these parties will always choose to license to us or license to us on terms that are acceptable to us.

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and Music and Entertainment Rights Licensing Independent Network (“Merlin”), makes up the majority of music consumed on our Service. For the year ended December 31, 2020, this content accounted for approximately 78% of music streams. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power (including by leveraging their publishing affiliate) to seek onerous financial or other terms from us or otherwise impose restrictions that hinder our ability to further innovate our service offerings. We have particular issues in markets where local content is important and such local content is held by local major labels or even individual artists, making it difficult to obtain such local content at all or on economically favorable terms. In addition, publishers’ fractional ownership of shares of musical works enhances their market power. As a result, the loss of rights to a major publisher catalogue would force us to take down a significant portion of popular repertoire in the applicable territory or territories, which would significantly disadvantage us in such territory or territories. The lack of complete metadata with respect to publisher ownership may also present challenges in taking down all the tracks of a given publisher. Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on those record labels or copyright owners or other third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service. To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

We are a party to many license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Many of our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:
•meet certain user and other targets in order to secure certain licenses and royalty rates;
•calculate and make payments based on complex royalty structures, which requires tracking usage of content on our Service that may have inaccurate or incomplete metadata necessary for such calculation;
•provide periodic reports on the exploitation of the content;
•represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;
•provide advertising inventory at discounted rates or on other favorable terms;
•comply with certain service offering restrictions;

•comply with certain marketing and advertising restrictions; and comply with certain security and technical specifications.

Many of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of our license agreements also include anti-steering, non-discrimination, and so-called “most favored nations” provisions, which require that certain material terms of such agreements are no less favorable than those provided in our agreements with any other similarly situated licensor. If triggered, these provisions could cause our payments or other obligations under those agreements to escalate. Additionally, some of our license agreements require consent to undertake certain business initiatives and, without such consent, our ability to undertake or continue operating new business initiatives may be limited. This could hurt our competitive position.

If we materially breach any of these obligations or any other obligations set forth in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to legal or injunctive remedies (including monetary liability), and/or rights holders could impede our business by withholding content, discounts and bundle approvals and the rights to launch new service offerings, and could ultimately terminate our rights under such license agreements, any of which could have a material adverse effect on our business, operating results, and financial condition. We have entered into settlement agreements requiring us to make substantial payments in the past, and may do so in the future, as a result of claims that we are in breach of certain provisions in, or have exceeded the scope of, our license agreements.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.

Under our license agreements and relevant statutes, we must pay all required royalties to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the type of content streamed, the country in which it is streamed, the service tier such content is streamed on, the amount of revenue generated by the streaming of the content, the identity of the license holder to whom royalties are owed, the current size of our user base, our current ratio of Ad-Supported Users to Premium Subscribers, the applicability of any most favored nations provisions, and any applicable advertising fees and discounts, among other variables. Additionally, we have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Moreover, for minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have license agreements that include so-called “most favored nations” provisions, which, if triggered, could cause our royalty payments under those agreements to escalate. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms.

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

From time to time, we pay royalties based on management estimates of the rates that will apply while we negotiate license agreement renewals. Furthermore, on August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license pursuant to Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have with music publishers. Until the rates are determined, our recorded royalty costs, both retrospectively and prospectively, will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.

Minimum guarantees required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements contain minimum guarantees and/or require that we make minimum guarantee payments. As of December 31, 2020, we have estimated future minimum guarantee commitments of €3.6 billion under license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) as well as license agreements for podcasts. Such minimum guarantees related to our content acquisition costs are not always tied to our revenue and/or user growth forecasts (e.g., number of users, active users, Premium Subscribers), or the number of sound recordings and musical compositions or podcasts used on our Service. We may also be subject to minimum guarantees to rights holders with respect to certain strategic partnerships we enter into that on occasion do not produce all of the expected benefits. Accordingly, our ability to achieve and sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased sales of Premium Service and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements for sound recordings and musical compositions that contain minimum guarantees is frequently between one and four years, but our Premium Subscribers may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition or retention do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our Premium Service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

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

In the United States, we also relied on the assistance of third parties to issue notices of intent to obtain a compulsory license under Section 115 of the Copyright Act to those copyright owners with whom we did not have a direct license agreement. The enactment of the Music Modernization Act (“MMA”) in October 2018 amended the process to obtain a compulsory license under Section 115 of the Copyright Act. In particular, from October 2018 through December 31, 2020, to the extent we did not have a direct license and could not locate the owner of a composition, the law no longer provided a mechanism for us to obtain a compulsory license, but instead provides a limitation of liability under which our only liability for the reproduction and/or distribution of such compositions is the royalty rate set by the U.S. Copyright Royalty Board. That limitation of liability is contingent upon following various procedural steps outlined in the MMA and there is a risk that we can be found to not have properly followed those steps (which could expose us to the risk of increased financial liability in litigations). Beginning on January 1, 2021, the MMA provides a blanket license to reproduce and/or distribute musical compositions on our service. See “—We depend upon third-party licenses for most of the content we stream and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.”

These challenges, and others concerning the licensing of musical compositions embodied in sound recordings on our Service, may subject us to significant liability for copyright infringement, breach of contract, or other claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings.”

New copyright legislation enacted in the United States, and related regulations, may increase the costs and/or difficulty of music licensing.

The Music Modernization Act, enacted in October 2018, makes a number of significant changes to the legal regime governing music licensing in the United States. This legislation could, when fully implemented, result in new operational requirements and difficulties in obtaining necessary music licenses. The legislation must initially be implemented by the responsible government agencies: the United States Copyright Office and the Copyright Royalty Board. If there is a delay in the adoption of new regulations, or if the rules adopted are burdensome, it may make it more challenging for us to obtain the necessary licenses and/or increase our costs. In July 2019, the Copyright Office selected an entity to serve as the “mechanical licensing collective” (“MLC”) to collect mechanical licensing payments from digital music services and distribute them to the correct copyright owners. If the MLC cannot carry out its duties, we may be unable to obtain the necessary licenses.

Additionally, the legislation makes various changes in the rules and procedures of the “rate courts” that set royalty rates paid to the American Society of Composers, Authors and Publishers (“ASCAP”) and Broadcast Music, Inc. (“BMI”) for performance licenses covering musical compositions. It changes the mechanism by which judges are assigned to hear rate-setting disputes. For some proceedings, it also eliminates a provision barring the introduction of sound recording royalty rates in rate court proceedings. The legislation also makes changes to how royalty rates are set by the Copyright Royalty Board for statutory mechanical licenses. The precise effect of these changes is uncertain, but it could lead the rate courts or the Copyright Royalty Board to adopt less favorable terms for performance licenses or statutory mechanical licenses in the future, which could negatively harm our business, operating results, and financial condition.

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

Risks Related to Intellectual Property

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

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the intellectual property rights underlying our Service. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection and we are still continuing to develop our processes for securing our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

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

Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments. Certain countries’ legal systems do not provide the same level of support for the enforcement or protection of intellectual property rights as those of the United States, and as a result, our intellectual property and proprietary rights may be subject to theft without, or with little, legal recourse.

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

Risks Related to Our Operations

Streaming depends on effectively working with operating systems, online platforms, hardware, networks, regulations, and standards we do not control. Changes in our Service or those operating systems, hardware, networks, regulations, or standards, and our limitations on our ability to access those platforms, operating systems, hardware, or networks may seriously harm our business.

We rely on a variety of operating systems, online platforms, hardware, and networks to reach our users. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share our interests and may restrict our access to them or place conditions on access that would materially affect our ability to access those platforms. In particular, where the owner of a platform is also our direct competitor, the platform may attempt to use this position to affect our access to users and ability to compete. For example, an online platform might arbitrarily remove our Service from its platform, deprive us of access to business critical data, or engage in other harmful practices. Online platforms also may unilaterally impose certain requirements that negatively affect our ability to convert users to the Premium Service, such as conditions that limit our freedom to communicate promotions and offers to our users. Similarly, online platforms may force us to use the platform’s payment processing systems that may be inferior to, and more costly than, other payment processing services available in the market. Online platforms frequently change the rules and requirements for services like ours to access the platform, and such changes may adversely affect the success or desirability of our Service. To maintain certain elements of the Service on a platform, we may need to make additional concessions to the platform operator that may adversely affect other aspects of the business or require us to invest significant expenses. Online platforms may limit our access to information about users, limiting our ability to convert and retain them. Online platforms also may deny access to application programming interfaces or documentation, limiting functionality of our Service on the platform. In addition, if online platforms discontinue any log-in authentication services that our users use to access our Service, we may lose and be unable to recover users previously using this function.

In March 2019, we filed a complaint against Apple with the European Commission for engaging in certain behaviors that we believe are unlawful and anti-competitive. In June 2020, the European Commission opened a formal investigation into Apple’s conduct. We cannot assure you that the outcome of the process with the European Commission will be successfully resolved in our favor. In September 2020, we joined other app developer companies and organizations to form the Coalition for App Fairness with the goal of promoting app store principles that, among other things, address anti-competitive practices by platforms. We cannot assure you that those efforts will result in favorable outcomes.

Furthermore, because devices providing access to our Service are not manufactured and sold by us, we cannot guarantee that these devices perform reliably, and any faulty connection between these devices and our Service may result in consumer dissatisfaction toward us, which could damage our brand. In addition, we have no control over the hardware or software of these devices and any changes to them may negatively impact our business. For example, as part of an update to its iOS operating system, Apple has announced new requirements for app developers on a mobile device to track users or receive Apple's IDFA, which may create difficulties in monetizing our users or measuring the effectiveness of our user acquisition campaigns and challenge our ability to promote our products and services to iOS users.

Moreover, our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our Service must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission (the “FCC”) voted to repeal prior “open internet rules,” which included bright-line provisions prohibiting internet service providers from blocking lawful internet content, throttling such content, or engaging in paid prioritization, as well as a general conduct standard barring such providers from unreasonably interfering with or disadvantaging online content providers’ access to end users and end users’ access to online content, and to rely instead on disclosure obligations backed by Federal Trade Commission enforcement. Several states have imposed their own open internet protections modeled on the repealed bright-line provisions, although internet service providers have filed lawsuits challenging such measures, and additional challenges are likely. Similarly, the European Union (the “EU”) currently requires equal access to internet content, but as part of the EU’s Digital Single Market initiative and the implementation of the European Electronic Communications Code at the national level, EU Member States may impose network security and disability access obligations on “over-the-top” services such as those provided by us. If the FCC’s repeal of the open internet rules is maintained, state initiatives regulating providers are modified, overturned, or vacated, or the EU modifies these open internet rules, broadband service providers may be able to limit our users’ ability to access Spotify or make Spotify a less attractive alternative to our competitors’ applications, and our business, operating results, and financial condition would be seriously harmed.

We may not successfully cultivate relationships with key industry participants or comply with the requirements of various operating systems, online platforms, hardware, networks, regulations, and standards on which our Service depends, and failure to do so could result in serious harm to our business and user retention, growth, and engagement.

Failure to maintain the security of data relating to our users could result in civil liability, statutory fines, regulatory enforcement, and the loss of confidence in us by our users, advertisers, content providers, and other business partners, all of which could harm our business.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our users, including credit card and debit card information and other personal data about our users, business partners, and employees. Our Service, which is supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could cause loss of critical data or unauthorized access to personal data. Computer malware, viruses, and computer hacking and phishing attacks have occurred on our systems in the past and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. We cannot assure you that the systems and processes that we have designed to protect our data and our users’ data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

If an actual or perceived breach of security occurs to our systems or a third party’s systems, we may face actions against us by governmental entities, data protection authorities, civil litigants, or others that could result in enforcement, litigation and financial losses, and the public perception of our security measures could be diminished and our reputation harmed, all of which would negatively affect our ability to attract and retain users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We would also have to expend significant resources to mitigate the breach and upgrade our security systems, and in most cases notify affected users and relevant data protection and regulatory authorities. A data breach by service providers that are acting as our data processors (i.e., processing personal data on our behalf) would raise similar risks and obligations. Any of these events could have a material adverse effect on our business, operating results, and financial condition and could cause our stock price to drop significantly.

Our Service and software are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Many of the products we offer are highly technical and complex. These products or any other product we may introduce in the future may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of rapidly updating our products, and as a result some errors in our products may be discovered only after a product has been used by users, and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors or functionality problems in our products, including rendering our products inoperable by some users. Our products operate in conjunction with, and we are dependent upon, third-party products and services, and any security vulnerability, error, or other bug in one of these third-party products or services could thwart our users’ ability to access our products and services and harm our reputation. Additionally, any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue, and expose us to claims for damages, any of which could seriously harm our business. See “Risks Related to Our Metrics—We are at risk of attempts to manipulate or exploit our software for the purpose of gaining or providing unauthorized access to certain features of our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition.” Additionally, errors, bugs, or other vulnerabilities may—either directly or if exploited by third parties—affect our ability to make accurate royalty payments. See “Risks Related to Securing the Rights to the Content We Stream—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.”

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

We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own systems and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, global pandemics and other public health crises, such as the COVID-19 pandemic, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our Service and unauthorized access to, or alteration of, the content and data contained on our systems that these third parties store and deliver on our behalf.

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

Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP, and currently rely on GCP for the vast majority of our primary data storage (including personal data of users and audio data licensed from rights holders) and computing. We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition. While the consumer side of Google competes with us, we do not believe that Google will use the GCP operation in such a manner as to gain competitive advantage against our Service.

Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

We are an international company that is registered under the laws of Luxembourg, with offices and/or operations in 93 countries and territories around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws and regulations in different countries that involve matters central to our business, including privacy, data protection, content, intellectual property, advertising and marketing, competition, protection of minors, consumer protection, automatic subscription renewals, credit card processing, foreign exchange controls, and taxation. These laws and regulations may be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. Additionally, the introduction of new products or services, expansion of our activities in certain jurisdictions, entry into new jurisdictions, or other actions that we may take may subject us to additional laws and regulations. These laws and regulations, as well as any associated claims, inquiries, or other government actions, may subject us to increased operating costs, delays or impediments in our business activities, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, based on the Directive on Copyright in the Digital Single Market, EU Member States are required to implement new rules on copyright protection by June 2021, including rules on remuneration for use of copyrighted content and obligations on online content-sharing service providers, which could also impact our costs or the conditions for users to access licensed content. In the United States, the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act could change or decrease over the next few years. This could result in increased liability for content moderation decisions and third-party content posted on our Service and higher litigation costs. Certain jurisdictions have implemented or are contemplating implementing laws that may negatively impact our automatic renewal structure or our free or discounted trial incentives. Additionally, in Europe, a number of regulatory initiatives have been proposed to tackle the way platforms and digital services providers operate, including rules on the removal of illegal content and on transparency and reporting. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Various existing, new, and changing laws and regulations as well as self-regulation and public concern related to privacy and data security pose the threat of lawsuits, regulatory fines, other liability and reputational harm, require us to expend significant resources, and may harm our business, operating results, and financial condition.

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

We are subject to the General Data Protection Regulation (“GDPR”), which came into effect in May 2018 and imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, and cross-border data transfers for entities collecting and/or processing personal data of EU residents and significant penalties for non-compliance (up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). Following the United Kingdom’s (“UK”) departure from the European Union and the expiry of the transition period, we will be subject to UK data protection law, which imposes obligations and penalties similar to the GDPR. We are also subject to Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), which requires entities to obtain informed and freely given consent for the placement of cookies and similar technologies on a user’s device. We are also subject to Lei Geral de Proteção de Dados (“LGPD”), which went into effect in September 2020, and that imposes similar requirements to GDPR on the collection and processing of data of Brazilian residents, as well as penalties for non-compliance (up to 2% of the Brazil-sourced income for the preceding financial year, limited to approximately $11 million per infraction, with the possibility of a daily fine to compel the cessation of violations). We are also subject to the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020 and imposes heightened transparency obligations, adds restrictions on the “sale” of personal information, and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance (up to $7,500 per intentional violation and $2,500 per other violation). California consumers also have a private right of action under the CCPA with respect to certain data breaches and can recover civil damages of up to $750 per incident, per consumer or actual damages, whichever is greater.

We rely on data transfer mechanisms permitted under the GDPR, including the Standard Contractual Clauses. Such mechanisms have recently received heightened regulatory and judicial scrutiny, and the European Commission is in the process of substantively updating the Standard Contractual Clauses. Ensuring we can continue to transfer E.U. personal data outside of the European Economic Area in compliance with new regulatory and judicial guidance and legislative developments may require us to expend significant resources.

New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may require that we expend considerable resources to meet these requirements and may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized content to our users and offer advertising and promotional opportunities to users on the Service.

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

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand could harm our business

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Spotify” brand is critical to expanding our base of Ad-Supported Users, Premium Subscribers, and advertisers, and will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products and services, which we may not do successfully. We may introduce new products, services, features, content, or terms of service that our users, advertisers, or partners do not like, which may negatively affect our brand. Our brand may be impaired by a number of other factors, including a decline in the quality or quantity of the content available on our Service, product or technical performance failures, or other reputational issues. Our brand may also be negatively affected by the sharing of content on our platform that our users find objectionable, the use of our products or services to create or disseminate content that is deemed to be misleading or intended to manipulate opinions, perceived or actual efforts by governments to censor certain content on our platform, the use of our products for illicit, objectionable, or illegal ends, or our failure to respond appropriately to such uses of our products and services or to otherwise adequately address user concerns. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if users do not have a positive experience using third-party applications or websites integrated with Spotify or that make use of Spotify content or brand features. If we fail to successfully maintain a strong brand, our business could be harmed.

If we are unable to maintain the growth rate in the number of our Ad-Supported Users and Premium Subscribers, we may be required to expend greater resources than we currently spend on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand, which would adversely affect our operating results and may not be effective.

Additionally, we receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, payments to record labels, publishers, artists, and other copyright owners, content on our Service, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, employee matters, the actions of our advertisers or strategic partners, the actions of our developers whose services are integrated with our Service, the actions of our users, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation and brand. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium Subscribers and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service, either of which could harm our business, operating results, and financial condition. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In particular, we rely on one third-party service provider, Adyen, for approximately 74% of our payment processing. Our business could be materially disrupted if these third-party service providers become unwilling or unable to provide these services to us. If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our Premium Subscribers’ credit cards on a timely basis or at all, our business, operating results, and financial condition could be materially adversely affected.

We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard v3.2.1, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these rules or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if we are in compliance with such rules or requirements, such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions. Certain payment card associations have proposed additional requirements for trial offers for automatic renewal subscription services, which may hinder our ability to attract or retain Premium Subscribers.

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

We also accept payments through various payment solution providers, such as telco integrated billings and prepaid codes vendors. These payment solution providers provide services to us in exchange for a fee, which may be subject to change. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors, and also affect the accuracy of our financial reporting.

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

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Factors that may contribute to the variability of our quarterly and annual results include:
•our ability to retain our current user base, increase our number of Ad-Supported Users and Premium Subscribers, and increase users’ time spent streaming content on our Service;
•our ability to more effectively monetize our Service on mobile and other connected devices;
•our ability to effectively manage our growth;
•our ability to attract user and/or customer adoption of and generate significant revenue from new products, services, and initiatives;
•our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable for us;
•the effects of increased competition in our business;
•seasonal fluctuations in spending by our advertisers and product usage by our users;
•increases in research and development, marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
•costs related to the acquisition of businesses, talent, technologies or intellectual property;
•lack of accurate and timely reports and invoices from our rights holders and partners;
•interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;
•our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;
•costs associated with defending any litigation, including intellectual property infringement litigation;
•fluctuations in currency exchange rates;
•social costs we accrue for share-based compensation;
•timing of restricted stock units (“RSUs”) vesting and stock option exercise activity of our employees;
•changes in the market value of our investments (such as our long term investments relating to TME) or the fair value of any outstanding financial instruments (such as our warrants);
•the impact of general economic conditions on our revenue and expenses; and
•changes in regulations affecting our business.

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We are required to maintain internal control over financial reporting and to report any material weaknesses in those controls. We have in the past identified a material weakness in our internal control over financial reporting that was subsequently remediated. If we identify future material weaknesses in our internal control over financial reporting or fail to meet our obligations as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC, the NYSE, or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources.

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

Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of users who purchase our Premium Service on our website and mobile application. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business. For example, the economic disruption caused by the COVID-19 pandemic has adversely affected, and could continue to adversely affect, the levels of advertising spending and consumer spending on discretionary items, which in turn adversely affect our ad sales and Subscriber revenue. See “Risks Related to Our Business Model, Strategy, and Performance—The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, operating results, and financial condition.” Additionally, under the terms of a withdrawal agreement between the United Kingdom and the EU, the United Kingdom formally left the EU on January 31, 2020, and on January 1, 2021, the United Kingdom left the EU Single Market and Customs Union, as well as all EU policies and international agreements. On December 24, 2020, the European Commission reached a trade agreement with the United Kingdom on the terms of its future cooperation with the EU (the “Trade Agreement”). Although we cannot predict the impact that the Trade Agreement and any future agreements on services will have on our business, it is possible that new terms, as well as the continued uncertainty related to Brexit, may adversely affect consumer confidence and the level of consumer purchases of discretionary items, including our Service. Any such effect could adversely affect our business, operating results, and financial condition.

Risks Related to Our Metrics

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

We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for rights holders or to influence placement of content on Spotify-created playlists or industry music charts. These potentially fraudulent streams may involve creating non-bona fide user accounts or artists or using compromised passwords to access legitimate user accounts. For example, we have detected instances of botnet operators creating fake user accounts or hackers using passwords compromised as a result of a breach on a non-Spotify service to access legitimate user accounts and streaming specific content repeatedly, thereby generating royalties each time the content is streamed or increasing its visibility on our or third-party charts. We use a combination of algorithms and manual review by employees to detect fraudulent streams and aim to remove fake user accounts created for the above purposes and filter them out from our metrics on an ongoing basis, as well as to require users to reset passwords that we suspect have been compromised. However, we may not be successful in detecting, removing, and addressing all fraudulent streams and any related user accounts. If we fail to successfully detect, remove, and address fraudulent streams and associated user accounts, it may result in the manipulation of our data, including the key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with rights holders and advertisers. In addition, once we detect, correct, and disclose fraudulent streams and associated user accounts, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect key performance indicators and undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

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

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions, and most of such audits involve transfer pricing issues. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. We have initiated and are in negotiations of an Advance Pricing Agreement (“APA”) between Sweden and the United States governments for tax years 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to our consolidated financial statements. We believe that our tax positions are reasonable and our tax reserves are adequate to cover any potential liability. We believe that our assumptions, judgements, and estimates are also reasonable. However, tax authorities in certain jurisdictions may disagree with our position, including any judgements or estimates used. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.

We may not be able to utilize all, or any, of our net operating loss carry-forwards.

We have significant net operating loss carry-forwards in Sweden and the United States. As of December 31, 2020, we had net operating loss carry-forwards of €100 million in Luxembourg, €1,293 million in Sweden, €461 million in the United States relating to federal taxes, and €315 million in the United States relating to state taxes. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation or elimination in full or part if there is an ownership or control change within the meaning of Chapter 40, paragraphs 10-14 of the Swedish Income Tax Act (the “Swedish Income Tax Act”). In general, an ownership or control change, as defined by the Swedish Income Tax Act, results from a transaction or series of transactions over a five-year period resulting in an ownership or control change of a company by certain categories or individuals, businesses or organizations. The treatment of the issuance of the beneficiary certificates in February 2018 is unclear under the Swedish Income Tax Act and there is a risk that such issuance may have constituted an ownership or control change, as defined by the Swedish Income Tax Act. If our issuance of the beneficiary certificates were to be deemed to have constituted an ownership or control change, our ability to use our net operating loss carry-forwards may be limited or eliminated.

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

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the year ended December 31, 2020, we recorded a social cost expense related to share-based compensation of €168 million compared to a €37 million expense for the year ended December 31, 2019.

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

Approximately 30% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options or the vesting of our RSUs. They accounted for a total of 1,716,413 in vested options as of December 31, 2020 compared to a total of 1,849,493 in vested options as of December 31, 2019. We cannot accurately predict how many of their vested options will remain outstanding. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

Given our levels of share-based compensation, our tax rate may vary significantly depending on our share price.

The tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. When the share price of awards exercised in the period is greater than the accounting expense for those awards, the resulting excess tax benefits will be presented in equity. This means that although these excess benefits reduce our taxable income and our current tax liability, the benefit is reflected in equity rather than in the consolidated statement of operations. There can be periods when our current tax liability is nil but we disclose an income tax expense in the consolidated statement of operations (with an offsetting credit in equity).

These tax effects are dependent on our share price and level of exercises in a period, which we do not control and could significantly impact our effective tax rate and adversely affect our operating results.

Changes to tax laws, including new proposals on taxing digital companies, in any of the jurisdictions in which we operate could have a material adverse effect on our business, results of operations, and financial condition.

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

The U.S. tax reform enacted in 2017 (informally titled the “Tax Cuts and Jobs Act”) introduced a number of significant changes to the U.S. federal income tax rules. Among other things, the Tax Cuts and Jobs Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net interest expense, shifted the United States toward a more territorial tax system, and imposed new taxes to combat erosion of the U.S. federal income tax base. Our financial statements for the year ended December 31, 2020 reflect the effects of the applicable provisions within the tax law changes based on current guidance.

Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2020, nor that we will be a PFIC in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each holder of our ordinary shares should consult such holder’s tax advisor as to the potential effects of the PFIC rules.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. In 2020, the trading price of our ordinary shares ranged from $117.64 to $343.30. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:
•the number of our ordinary shares publicly owned and available for trading;
•quarterly variations in our results of operations or those of our competitors;
•the accuracy of our financial guidance or projections;
•our actual or anticipated operating performance and the operating performance of similar companies in the internet, radio, or digital media spaces;
•our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;
•general economic conditions and their impact on advertising spending;
•the overall performance of the equity markets, including fluctuations due to general economic uncertainty or negative market sentiment, in particular related to the COVID-19 pandemic;
•threatened or actual litigation;
•changes in laws or regulations relating to our Service;
•any major change in our board of directors or management;

•publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and
•sales or expected sales, or repurchases or expected repurchases, of our ordinary shares by us, and our officers, directors, and significant shareholders.

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

As of December 31, 2020, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 33.5% and 41.9% of the combined voting power of all of our outstanding voting securities, respectively (or 75.4% in the aggregate). See “Item 7.A. Major Shareholders.” Additionally, our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company. We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, the beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to Mr. Ek up to 20 beneficiary certificates for each ordinary share he receives upon the exercise of outstanding warrants, of which he currently holds 800,000 in the aggregate.

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

Additionally, the issuance of beneficiary certificates also may make it more difficult or expensive for a third party to acquire control of us without the approval of our founders. See “—The issuance of beneficiary certificates to certain shareholders will limit your voting power and will limit your ability to influence the composition of the board of directors, strategy, or performance of the business. We cannot predict the impact that beneficiary certificates may have on our stock price.”

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

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, collectively have 365,014,840 beneficiary certificates outstanding as of December 31, 2020. We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to Mr. Ek up to 20 beneficiary certificates for each ordinary share he receives upon the exercise of outstanding warrants, of which he currently holds 800,000. See “Item 6.B. Compensation—Compensation Discussion & Analysis—Warrants.” Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business. See “—Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders. Sales of substantial amounts of our ordinary shares in the public markets by our founders or other shareholders, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us,” “Item 7.A. Major Shareholders”, and “Item 10.B. Memorandum and Articles of Association—Voting Rights.”

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

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares and such sales will not be required to be disclosed as promptly as companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, our ordinary share price may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we are required to file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders may not always be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely impact trading in our ordinary shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle qu’elle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. See “Item 10.B. Memorandum and Articles of Association—Differences in Corporate Law” for an explanation of the differences. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code. In addition, actions brought in a Luxembourg court against us, the members of our board of directors, or our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors, or our officers. In addition, even if a judgment against the Company, the non-U.S. members of our board of directors, or our officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against all liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof, subject to limited exceptions. The rights to and obligations of indemnification among or between us and any of our current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against our assets in Luxembourg.

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
On February 14, 2019, we acquired Anchor FM Inc. (“Anchor”), a software company that enables users to create and distribute their own podcasts, for a total purchase consideration of €136 million. The acquisition allows us to leverage Anchor’s creator-focused platform to accelerate our path to becoming the world’s leading audio platform.
On February 15, 2019, we acquired Gimlet Media Inc. (“Gimlet”), an independent producer of podcast content, for a total purchase consideration of €172 million. The acquisition allows us to leverage Gimlet’s in-depth knowledge of original content production and podcast monetization.
On April 1, 2019, we acquired Cutler Media, LLC (“Parcast”), a premier storytelling podcast studio, for a total purchase consideration of €49 million. The acquisition allows us to bolster our content portfolio and utilize Parcast’s writers, producers, and researchers in the production of high-quality content.
On March 6, 2020, we acquired Bill Simmons Media Group, LLC (“The Ringer”), a leading creator of sports, entertainment, and pop culture content, for a total purchase consideration of €170 million. The acquisition allows us to expand our content offering, audience reach, and podcast monetization.
On December 8, 2020, we acquired Megaphone LLC (“Megaphone”), a podcast technology company, for a total purchase consideration of €195 million. The acquisition allows us to expand and scale our podcast monetization and product offering for advertisers.
See Note 5 to our consolidated financial statements included elsewhere in this report.
B. Business Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.
We are the most popular global audio streaming subscription service. With a presence in 93 countries and territories and growing, our platform includes 345 million MAUs and 155 million Premium Subscribers as of December 31, 2020.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers grew 24% year-over-year as of December 31, 2020 to 155 million. Our 345 million MAUs grew 27% year-over-year as of December 31, 2020. The Premium Service and Ad-Supported Service live independently, but thrive together. Our Ad-Supported Service serves as a funnel, driving a significant portion of our total gross added Premium Subscribers. With a 25% increase in revenue from our Ad-Supported Service from 2018 to 2019 and a 10% increase in revenue from our Ad-Supported Service from 2019 to 2020, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users, revenue, and gross profit contribution. However, we face intense competition in growing both our Ad-Supported Users and Premium Subscribers, as well as in keeping our users highly engaged. If user engagement declines or if we fail to continue to grow our Ad-Supported User base or Premium Subscriber base, our revenue growth will be negatively impacted. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.”
For the years ended December 31, 2020, 2019, and 2018, we generated €7,880 million, €6,764 million, and €5,259 million in revenue, respectively, representing a CAGR of 22%. For the years ended December 31, 2020, 2019, and 2018, we incurred net losses of €581 million, €186 million, and €78 million, respectively. For the years ended December 31, 2020, 2019, and 2018, our net cash flow from operating activities was €259 million, €573 million, and €344 million, respectively. For the years ended December 31, 2020, 2019, and 2018, our Free Cash Flow was €183 million, €440 million, and €209 million, respectively. Free Cash Flow is a non-IFRS financial measure. For a discussion of Free Cash Flow and a reconciliation to its most closely comparable IFRS measures, see “Item 3.A. Selected Financial Data.”

Music Industry Growth Continues to be Led by Streaming
Following more than 10 years of decline as the industry transitioned from physical product sales to streaming access models, the global recorded music business hit its digital inflection point in 2015 and has grown ever since. Global recorded music industry revenues grew 8% to $20.2 billion in 2019, following on growth of 10% in 2018, 8% in 2017, 9% in 2016, and 4% in 2015. Industry-wide streaming revenues grew nearly 23% in 2019, accounting for over 56% of global recorded music industry revenues and more than offsetting the industry’s mid-single digit decline in physical sales.
As the largest global audio subscription streaming service, we are a key driver of global recorded music revenue growth. Through December 31, 2020, we have paid more than €21 billion in royalties to certain record labels, music publishers, and other rights holders since our launch. In 2020, our expenses for rights holders grew by 17% compared to the prior year, making us one of the largest engines for revenue growth to artists and labels in the music industry.
Spotify is the Most Popular Global Audio Streaming Subscription Service
Spotify has transformed the way people access and enjoy music and podcasts. Today, millions of people around the world have access to over 70 million tracks, including 2.2 million podcast titles, through Spotify whenever and wherever they want.
We are transforming the music industry by allowing users to move from a “transaction-based” experience of buying and owning music to an “access-based” model, which allows users to stream music on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited song selection with little freedom of choice.
We are actively investing in podcasts and other forms of alternative and spoken word content to complement the music library available through our platform. Approximately 25% of our Monthly Active Users as of December 31, 2020 have consumed this kind of content. We believe offering a more diverse selection of content will lead to a more enriching experience and higher user engagement. To the extent such content is made exclusive to our platform through direct ownership or licensing arrangements, we believe these investments can help differentiate our service, attract incremental users, and enhance engagement.
Spotify is more than an audio streaming service. We are in the discovery business. Every day, fans from around the world trust our brand to guide them to music and entertainment that they would never have discovered on their own. If discovery drives delight, and delight drives engagement, and engagement drives discovery, we believe Spotify wins and so do our users. Our brand reflects culture—and occasionally creates it—by turning vast and intriguing listening data into compelling stories that remind people of the role music and other audio content play in their lives and encourage new fans to join Spotify each week.
Our Business Model
We offer both Premium and Ad-Supported Services. Our Premium and Ad-Supported Services live independently, but thrive together. We believe this business model has allowed us to achieve scale with attractive unit economics and is a critical part of our success. Our Ad-Supported Service serves as a funnel, driving a significant portion of our total gross added Premium Subscribers. With a 10% increase in revenue from our Ad-Supported Service from 2019 to 2020, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue. However, we face intense competition in growing both our Ad-Supported Users and Premium Subscribers, as well as in keeping our users highly engaged. If user engagement declines or if we fail to continue to grow our Ad-Supported User base or Premium Subscriber base, our revenue growth will be negatively impacted. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—If our efforts to attract prospective users and to retain existing users are not successful, our growth prospects and revenue will be adversely affected.”
We continue to invest heavily in developing our two-sided marketplace with new and better product features and functionality for users and creators and believe our investments are leading to higher user engagement and enjoyment. We provide personalization that drives a unique and tailored experience to each user and the tools for artists to reach the widest fan base.
We are currently in 93 countries and territories, including our July 2020 launch in Russia, Commonwealth of Independent States, and the Balkans, and our February 2021 launch in South Korea. On a geographic basis, all four of our major regions are growing. Europe is our largest region with 119 million MAUs, accounting for 35% of our total MAUs as of December 31, 2020, an increase of 26% from the prior year. In our North America region, MAUs increased by 17% from

December 31, 2019 to December 31, 2020 and now account for 24% of our MAUs. Our two fastest growing regions are Latin America, with 22% of our MAUs, an increase of 26% from December 31, 2019 to December 31, 2020, and the rest of the world, with 19% of our MAUs, an increase of 49% from December 31, 2019 to December 31, 2020.
Despite the worldwide disruption caused by the COVID-19 pandemic and shifted listening patterns, our Ad-Supported Users and Premium Subscribers continued to spend significant time engaging with our Service. Combined, our audience streamed 92 billion hours of content for the year ended December 31, 2020, an increase of 26% compared to the year ended December 31, 2019.
Premium Service
Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog of music and podcasts. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices. The Premium Service offers a music listening experience without commercial breaks.
We generate revenue for our Premium segment through the sale of Premium Services. Premium Services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from end customers.
We offer a variety of subscription pricing plans for our Premium Service, including our standard plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service.
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
Revenue for our Premium segment is a function of the number of Premium Subscribers who use our Premium Service. As of December 31, 2020 and 2019, we had approximately 155 million and 124 million Premium Subscribers, respectively. New Premium Subscribers primarily are sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth also is driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer our Premium Service free or at a discounted price for a period of time.
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
Our advertising strategy centers on the belief that advertising products that are based in music and podcasts and are relevant to Ad-Supported Users and podcast listeners can enhance user experiences and provide even greater returns for advertisers. We have historically introduced, and continue to introduce, new advertising products across both music and podcast content. Offering advertisers additional ways to purchase advertising on an automated basis is a key way that we intend to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Revenue for our Ad-Supported segment is affected primarily by, but not limited to, the number of our Ad-Supported Users, the total content hours per MAU of our Ad-Supported Users, and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and podcast listeners and enhance returns for our advertising partners.

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

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of hundreds of independent record labels. These agreements require us to pay royalties and, in some circumstances, make minimum guaranteed payments. They also often include marketing commitments, advertising inventory, financial and data reporting obligations, and numerous prescriptions about the manner in which the Spotify service is operated. Rights to sound recordings granted pursuant to these agreements accounted for over 78% of music streams for the year ended December 31, 2020. Generally, these license agreements have a multi-year duration, are not automatically renewable, and apply worldwide (subject to agreement on rates with certain rights holders prior to launching in new territories). The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms, and in some situations that could constitute a “change of control” of Spotify. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, some agreements contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with other record labels. As of December 31, 2020, we have estimated future minimum guarantee commitments of €3.6 billion. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Minimum guarantees required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”

We also have direct license agreements with independent labels, as well as companies known as “aggregators” (for example, Believe Digital, CDBaby, Distrokid, and TuneCore). The majority of these agreements are worldwide (subject to agreement on rates with certain rights holders prior to launching in new territories) but others, with local repertoire, are limited to specific territories. These agreements have financial and data reporting obligations and audit rights.

We also offer marketplace programs, some of which may result in a discounted recording royalty rate.

Musical Composition License Agreements with Music Publishers

We generally obtain licenses for two types of rights with respect to musical compositions: mechanical rights and public performance rights.

With respect to mechanical rights, in the United States, the rates that the Copyright Royalty Board set apply both to compositions that we license under the compulsory license in Section 115 of the Copyright Act of 1976 (the “Copyright Act”) and to a number of direct licenses that we have with music publishers for U.S. rights, in which the applicable rate is generally pegged to the statutory rate set by the Copyright Royalty Board. In the United States, for the year ended December 31, 2020, all compulsory licenses obtained by us pursuant to Section 115 of the Copyright Act and direct licenses entered into between us and music publishers were administered by a third-party company, the Harry Fox Agency. In January 2021, we obtained a new blanket compulsory license available under U.S. law, administered by an entity called the Mechanical Licensing Collective. The most recent proceeding before the Copyright Royalty Board, known as the “Phonorecords III Proceedings,” set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its final written determination in November 2018. In March 2019, Google, Amazon, Pandora, and we each filed an appeal of the Copyright Royalty Board’s determination. In August 2020, the D.C. Circuit Court of Appeals vacated the Copyright Royalty Board’s determination and remanded for further proceedings. Until the rates are determined, our royalty costs both retrospectively and prospectively will be based on management estimates of the rates that will apply. The rates set by the Copyright Royalty Board are also subject to further change as part of future Copyright Royalty Board proceedings.

In the United States, public performance rights are generally obtained through intermediaries known as performing rights organizations (“PROs”), which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. We have obtained public performance licenses from, and pay license fees to, the major PROs in the United States—ASCAP, BMI, and SESAC, among others. These agreements have music usage reporting obligations on Spotify and typically have one to four-year terms, and are limited to the territory of the United States and its territories and possessions.

In other parts of the world, including Europe, Asia Pacific, and Latin America, we obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. Our license agreements with local collecting societies and direct license agreements with publishers worldwide are generally in place for one to three years and provide for reporting obligations on both us and the licensor and auditing rights for the licensors. Certain of these license agreements also provide for minimum guaranteed payments or advance payment obligations.

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

For original content that we produce or commission, we typically enter into multi-year commitments. Payment terms for content that we produce or commission will often require payments in advance of delivery of content. Some of these agreements also include participations which may require us to share associated revenues, and can include minimum guarantees, and include other payments contingent on performance of the content.

License Agreement Extensions and Renewals

From time to time, our license agreements with certain rights holders and/or their agents expire while we negotiate their renewals. Per industry custom and practice, we may enter into brief (for example, month-, week-, or even days-long) extensions of those agreements or provisional licenses and/or continue to operate on an at will basis as if the license agreement had been extended, including by our continuing to make content available. It is also possible that such agreements will never be renewed at all. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—We depend upon third-party licenses for most of the content we stream and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.”

Intellectual Property

The success of our business depends on our ability to protect and enforce our intellectual property rights, including the intellectual property rights underlying our Service. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright laws through a combination of intellectual property registration, employee or third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods.

Seasonality

See “Item 5.D. Trend Information” for a description of the seasonality of our business.

Competition

We compete for the time and attention of our users with various content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, reputation, and presence and visibility of our website and our Spotify application. Our current competitors include Amazon Music, Apple Music, Apple Podcasts, Deezer, Joox, Pandora, SoundCloud, TikTok, YouTube Music, and others with competing services.

We compete with providers of on-demand music, which is purchased or available for free and playable on mobile or other connected devices. These forms of media may be purchased, downloaded, and owned, such as iTunes audio files, MP3s, or CDs, or accessed from subscription or free online on-demand offerings by music providers or content streams from other online services. We face increasing competition for users from a growing variety of businesses, including other free and/or subscription music services around the world, many of which offer services that seek to emulate our Service and/or have differentiated service offerings. Many of our current or future competitors are already entrenched or may have significant brand recognition, existing user bases, and/or ability to bundle with other goods and/or services, both globally and in particular regions and/or markets which we seek to penetrate.

We also compete with providers of podcasts that offer an on-demand catalog of podcast content that is similar to ours. We face increasing competition from a growing variety of podcast providers that seek to differentiate their service by content offering and product features.

Our competitors also include providers of internet radio, terrestrial radio, and satellite radio. Internet radio providers may offer more extensive content libraries than we offer and some may have broader international coverage than our Service. In addition, internet radio providers may leverage their existing infrastructure and content libraries, as well as their brand recognition and user base, to augment their services by offering competing on-demand music features to provide users with more comprehensive music service delivery choices. Terrestrial radio providers often offer their content for free, are well-established and accessible to consumers, and offer media content that we currently do not offer. In addition, many terrestrial radio stations have begun broadcasting digital signals, which provide high-quality audio transmission. Satellite radio providers, such as SiriusXM and iHeartRadio, may offer extensive and exclusive news, comedy, sports and talk content, and national signal coverage.

We also compete for advertisers’ budgets with other content providers, including a range of internet companies. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—We face and will continue to face significant competition for users, user listening time, and advertisers.”

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

In the area of information security and data protection, the laws in several jurisdictions require companies to implement specific information security controls to protect certain types of information. Data protection, privacy, cybersecurity, consumer protection, content regulation, and other laws and regulations can be very stringent and vary from jurisdiction to jurisdiction. For example, we are subject to the GDPR, which came into effect on May 25, 2018, as well as its implementing legislation in the EU member states. The GDPR imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, and cross-border data transfers for entities collecting and/or processing personal data of EU residents and significant penalties for non-compliance (up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). We will be subject to a similar legal regime in the United Kingdom following its departure from the EU and the end of the transition period, by virtue of its national legislation that imposes similar obligations to the GDPR; the United Kingdom may also implement new or amended data protection legislation. We are subject to the LGPD, which went into effect September 2020 and imposes similar requirements to the GDPR on the collection and processing of data of Brazilian residents, as well as penalties for non-compliance (up to 2% of the Brazil-sourced income for the preceding fiscal year, limited to approximately $11 million per infraction, with the possibility of a daily fine to compel the cessation of violations). We are also subject to the CCPA, which came into effect on January 1, 2020, and imposes heightened transparency obligations, creates new data privacy rights for California residents, and carries significant enforcement penalties for non-compliance (up to $7,500 per intentional violation and $2,500 per other violation) as well as a private right of action for certain data breaches ($750 per incident, per consumer or actual damages, whichever is greater). Furthermore, in Europe, the current political agenda sets as a priority to regain what has been labelled as “EU digital sovereignty.” A number of regulatory initiatives are foreseen to tackle the way platforms and digital services providers operate. Similar laws coming into effect in other states, adoption of a comprehensive federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements.

For more information, see “Item 3.D. Risk Factors—Risks Related to Our Operations—Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.” and “—Various existing, new, and changing laws and regulations as well as self-regulation and public concern related to privacy and data security pose the threat of lawsuits, regulatory fines, other liability and reputational harm, require us to expend significant resources, and may harm our business, operating results, and financial condition.”

Human Capital Resources

At Spotify, we know that when our employees grow, Spotify grows. We value innovation, sincerity, passion, collaboration, and playfulness. Our objective is to unlock the potential of human creativity by focusing on talent development, supported by robust compensation, benefits, health, safety and wellness programs, and a diverse, inclusive culture.

Talent Development

We enable and empower our employees by offering a number of learning opportunities through a variety of platforms and delivery methods, including face-to-face sessions, virtual and online sessions, and podcasts. We also host onboarding events and programs for new employees to meet other new employees and hear from leaders from around the world, including our global leadership team. We provide development opportunities for both new and seasoned managers to learn how to lead, inspire their direct reports and peers, and shape organizational culture.

Compensation and Benefits

We provide competitive compensation for our employees and a range of flexible benefits, including a tailored incentive mix program, giving our employees the flexibility to choose the incentive mix that best works for them, an industry-leading parental leave policy, flexible public holidays, and one full day of paid time off a year for our employees to give back to social causes of their choice. We are also developing guidelines to provide more flexibility in where and how our employees work.

Health, Safety, and Wellness

We provide our employees and their families with robust healthcare benefits and a variety of health and wellness programs. Through Heart & Soul, our global mental health initiative, we focus on raising awareness and building knowledge, enabling self-care and professional support, and normalizing the conversation around mental health issues. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, including having all of our employees work from home starting in March 2020, extending the work-from-home arrangement through September 1, 2021, and providing incremental funds and food allowances to support the employees through the work-from-home period.

Diversity, Inclusion, and Belonging

We are dedicated to fostering a workplace free from discrimination and a culture built on the principle of inclusion. Our Diversity, Inclusion & Belonging team focuses on accelerating diversity, fostering inclusive leadership, enabling good mental health, building a culture of allyship, and amplifying a sense of belonging. During 2020, we focused on increasing diversity through our inclusive diverse recruiting strategy to ensure that we are attracting and retaining unique, innovative and passionate individuals to Spotify, which includes training for interviewers, metrics to measure improvement for our hiring teams, and the tracking of demographic data through our hiring process. In addition, we launched an internal cross-functional coalition that expands our commitment to raising awareness, providing education opportunities, and pursuing other deliverables around racial equity. We also have 13 autonomous Employee Resource Groups that represent the diversity of our workplace and advocate for communities that are often underrepresented in society.

See “Item 6.D. Employees” for more information about our employees.

C. Organizational Structure
The Company’s principal subsidiaries as at December 31, 2020 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Spain S.L.	Sales and marketing	100%	Spain
Spotify GmbH	Sales and marketing	100%	Germany
Spotify France SAS	Sales and marketing	100%	France
Spotify Netherlands B.V.	Sales and marketing	100%	Netherlands
Spotify Canada Inc.	Sales and marketing	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify India LLP	Sales and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Marketing	100%	Singapore
D. Property, Plant and Equipment
Spotify’s principal operational offices are located in Stockholm, Sweden and New York, New York under leases for approximately 375,000 and 594,000 square feet of office space, respectively, expiring in September 2027 and April 2034, respectively. We also lease regional offices in Los Angeles, California; San Francisco, California; Boston, Massachusetts; Dallas, Texas; Chicago, Illinois; Atlanta, Georgia; Miami, Florida; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in Argentina, Australia, Belgium, Brazil, Canada, Colombia, Denmark, Finland, France, Germany, India, Indonesia, Italy, Japan, Luxembourg, Malaysia, Mexico, Netherlands, Norway, Philippines, Poland, Russia, Singapore, South Korea, Spain, Taiwan, the United Arab Emirates, and the United Kingdom.
During 2020, to accommodate anticipated future growth, we continued the build-outs at our new and existing leased office spaces in New York, London and Los Angeles, among others. In 2020, we capitalized €79 million of fixed assets principally related to these build-outs. We have planned capital expenditures of approximately €87 million in 2021 for additional projects in Los Angeles, Stockholm, Berlin, Mumbai, and Miami among others.
We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.
While we continue to make investments in offices and information technology infrastructure through purchases of property and equipment and lease arrangements to provide capacity for the growth of our business, we may slow the pace of our investments due to the COVID-19 pandemic.
Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2019 compared to 2018, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on February 12, 2020.

Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.
We are the most popular global audio streaming subscription service. With a presence in 93 countries and territories and growing, our platform includes 345 million MAUs and 155 million Premium Subscribers as of December 31, 2020.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers grew 24% year-over-year as of December 31, 2020 to 155 million. Our 345 million MAUs grew 27% year-over-year as of December 31, 2020.
Acquisitions
On March 6, 2020, we acquired The Ringer, a leading creator of sports, entertainment, and pop culture content, for a total purchase consideration of €170 million. The acquisition allows us to expand our content offering, audience reach, and podcast monetization.
On December 8, 2020, we acquired Megaphone, a podcast technology company, for a total purchase consideration of €195 million. The acquisition allows us to expand and scale our podcast monetization and product offering for advertisers.
Podcast licensing
During the second quarter of 2020, we entered into a multi-year exclusive licensing deal with The Joe Rogan Experience, which debuted on Spotify in September 2020 and became exclusive on the platform in December 2020. We continue to enter into license agreements with producers, publishers, and creators to enhance our podcast content offerings.
How We Generate Revenue
We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by the chief operating decision maker to monitor performance and make operating decisions. See Note 6 to our consolidated financial statements included elsewhere in this report for additional information regarding our reportable segments.
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
We offer a variety of subscription pricing plans for our Premium Service, including our standard plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription.
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

Revenue for our Premium segment is a function of the number of Premium Subscribers who subscribe to our Premium Service. New Premium Subscribers are sourced primarily from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new Premium Subscriber growth is driven by the success of converting users from our trial campaigns to full-time Premium Subscribers. These trial campaigns typically offer our Premium Service free or at a discounted price for a period of time.
The rate of net growth in Premium Subscribers also is affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. We have increased retention over time, as new features and functionality have led to increased user engagement and satisfaction. From a product perspective, while the launches of our Family Plan, Duo Plan, and our Student Plan have decreased Premium ARPU (as further described below) due to the lower price points per Premium Subscriber for these Premium pricing plans, each of these Plans has helped improve retention across the Premium Service.
Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices. We have found that Premium Subscribers who access our Service over multiple devices have higher engagement and lower churn, which increases their expected lifetime value to Spotify.
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
We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is comprised primarily of the number and hours of engagement of our Ad-Supported Users and podcast listeners and our ability to provide innovative advertising products that are relevant to those users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based in music and podcasts and are relevant to Ad-Supported Users and podcast listeners can enhance users’ experiences and provide even greater returns for advertisers. Offering advertisers additional ways to purchase advertising on an automated basis is a key way that we intend to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.
Revenue from our Ad-Supported segment also will be impacted by the demographic profile of our Ad-Supported Users and podcast listeners and our ability to enable advertisers to reach their target audience with relevant advertising in the geographic markets in which we operate. A large percentage of our Ad-Supported Users are between 18 and 34 years old. This is a highly sought-after demographic that has traditionally been difficult for advertisers to reach. By offering advertisers increased “self-serve options,” we expect to improve the efficiency and scalability of our advertising platform. Additionally, we believe that our largest markets, including Europe and North America, are among the top advertising markets globally. However, our continuing expansion into new geographic markets will present monetization challenges. Monetizing our Ad-Supported User base has historically been, and is expected to remain, more challenging in our two fastest growing regions, Latin America and the rest of the world, compared to Europe and North America.
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan, Duo Plan, and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as the amortization of podcast content assets. Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant), and begins at the release of each episode.
Additionally, cost of revenue has historically included discounted trial costs related to our bi-annual trial programs. While we believe our discounted trial programs help drive incremental revenue and gross margins as users convert to full-time Premium Subscribers, these discounted trial programs, which historically have typically begun in the middle of the second and fourth quarters of each year, have led to decreases in gross margins in the first and third calendar quarters as we absorb the promotional expenses of the discounted trial offers. For the year ended December 31, 2020, we offered relatively more free trials compared to discounted trials than during comparable periods and, as a result, there is less impact on gross margin in the year ended December 31, 2020 than in comparable periods.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps to drive organic growth in new MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to Ad-Supported Users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 11%, 9%, and 9% of our total revenue in each of 2020, 2019, and 2018, respectively. Expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile and desktop applications and streaming services. The costs incurred include related employee compensation and benefits costs, consulting costs, and facilities costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
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
General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors' and officers’ liability insurance, director fees, and fair value adjustments on contingent consideration.
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

MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. Our MAUs in the tables below are inclusive of Ad-Supported Users who may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under “Item 3.D. Risk Factors” included elsewhere in this report.
The table below sets forth our MAUs as of December 31, 2020, 2019, and 2018.

	As of December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in millions, except percentages)
MAUs	345	271	207	74	27%	64	31%
MAUs were 345 million as of December 31, 2020. This represented an increase of 27% from the preceding fiscal year. MAUs benefited from our continued investment in driving the growth of our Service, both through geographic expansion and consumer marketing. MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased user engagement and customer satisfaction.
Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.
The table below sets forth our Premium Subscribers as of December 31, 2020, 2019, and 2018.

	As of December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in millions, except percentages)
Premium Subscribers	155	124	96	30	24%	28	29%
Premium Subscribers were 155 million as of December 31, 2020. This represented an increase of 24% from the preceding fiscal year. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our free trial offers and global campaigns also accounted for a significant portion of gross added Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.
The table below sets forth our Ad-Supported MAUs as of December 31, 2020, 2019, and 2018.

	As of December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in millions, except percentages)
Ad-Supported MAUs	199	153	116	46	30%	37	32%

Ad-Supported MAUs were 199 million as of December 31, 2020. This represented an increase of 30% from the preceding fiscal year. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. Ad-Supported MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium ARPU is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.
The table below sets forth our average Premium ARPU for the years ended December 31, 2020, 2019, and 2018.

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
Premium ARPU	€4.31	€4.72	€4.81	€(0.41)	(9)%	€(0.09)	(2)%
For the year ended December 31, 2020, Premium ARPU was €4.31. This represented a decrease of 9% from the preceding fiscal year. The decrease was due principally to a change in Premium Subscriber mix, reducing Premium ARPU by €0.27, and movements in foreign exchange rates, reducing Premium ARPU by €0.13.
The table below sets forth our average Premium ARPU for the quarters ended December 31, 2020, 2019, and 2018.

	Three months ended December 31, 2020			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
Premium ARPU	€4.26	€4.65	€4.89	€(0.39)	(8)%	€(0.24)	(5)%
For the quarter ended December 31, 2020, Premium ARPU was €4.26. This represented a decrease of 8% from the preceding fiscal year quarter ended December 31. The decrease was due principally to movements in foreign exchange rates, reducing Premium ARPU by €0.24, and a change in Premium Subscriber mix, reducing Premium ARPU by €0.19.
A. Operating Results
Impact of COVID-19 pandemic
The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, maintaining business continuity, and supporting the global music community, including extending the work-from-home arrangement for all employees that began in March 2020 until September 1, 2021, slowing the pace of hiring in 2020, and launching the Spotify COVID-19 Music Relief Project, through which we matched donations to organizations that offer financial relief to those in the music community most in need around the world for a total contribution of $10 million.
Although during the second half of 2020, we have started to see some return to pre-COVID-19 levels in our users’ engagement with our Service, the full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. For example, although our Ad-Supported revenue returned to growth during the second half of 2020, we have continued to face headwinds to our advertising business. Refer to Part II, Item 1A. “Risk Factors” in this document for further discussion of the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Revenue

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Premium	7,135	6,086	4,717	1,049	17%	1,369	29%
Ad-Supported	745	678	542	67	10%	136	25%
Total	7,880	6,764	5,259	1,116	16%	1,505	29%
Premium revenue
For the years ended December 31, 2020 and 2019, Premium revenue comprised 91% of our total revenue. For the year ended December 31, 2020, as compared to 2019, Premium revenue increased €1,049 million or 17%. The increase was attributable primarily to a 24% increase in Premium Subscribers. The year ended December 31, 2020 reflected a change in prior period estimates that reduced revenue by €16 million.
Ad-Supported revenue
For the years ended December 31, 2020 and 2019, Ad-Supported revenue comprised 9% of our total revenue. For the year ended December 31, 2020, as compared to 2019, Ad-Supported revenue increased €67 million or 10%. This increase was due primarily to an increase in revenue from podcasts of €27 million and our self-serve channel of €20 million. Although there was reduced advertising demand in the first half of the year due to the COVID-19 pandemic, Ad-Supported revenue recovered in the later half of the year.
Foreign exchange impact on total revenue
The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. dollar and Brazilian Real for the year ended December 31, 2020, as compared to 2019, had an unfavorable net impact on our revenue. We estimate that total revenue for the year ended December 31, 2020 would have been approximately €243 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2019.
Cost of revenue

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Premium	5,126	4,443	3,451	683	15%	992	29%
Ad-Supported	739	599	455	140	23%	144	32%
Total	5,865	5,042	3,906	823	16%	1,136	29%
Effective January 1, 2020, all podcast content costs are recorded in the Ad-Supported segment. Certain reclassifications have been made to the amounts for prior years in order to conform to the current year’s presentation.
Premium cost of revenue
For the year ended December 31, 2020, as compared to 2019, Premium cost of revenue increased €683 million, or 15%, and Premium cost of revenue as a percentage of Premium revenue decreased from 73% to 72%. The increase in Premium cost of revenue was driven primarily by an increase in new Premium Subscribers resulting in higher royalty costs, payment transaction fees, and streaming delivery costs of €682 million, €19 million, and €22 million, respectively, partially offset by a decrease in discounted trial costs of €33 million as we had relatively more users on free trials compared to discounted trials year-over-year. The year ended December 31, 2020 included a net €4 million benefit relating to changes in prior period estimates for rights holder liabilities. The year ended December 31, 2019 included charges related to disputes with certain rights holders of €8 million.

Ad-Supported cost of revenue
For the year ended December 31, 2020, as compared to 2019, Ad-Supported cost of revenue increased €140 million, or 23%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 88% to 99%. The increase in Ad-Supported cost of revenue was driven primarily by an increase in podcast costs of €63 million, growth in advertising revenue and streams resulting in higher royalty costs of €47 million, and delivery costs of €18 million. The year ended December 31, 2020 included a charge of €7 million relating to changes in prior period estimates for rights holder liabilities.
Foreign exchange impact on total cost of revenue
The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. dollar and Brazilian Real for the year ended December 31, 2020, as compared to 2019, had a favorable net impact on our cost of revenue. We estimate that total cost for the year ended December 31, 2020 would have been approximately €185 million higher, if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2019.
Gross profit and gross margin

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Gross profit
Premium	2,009	1,643	1,266	366	22%	377	30%
Ad-Supported	6	79	87	(73)	(92)%	(8)	(9)%
Consolidated	2,015	1,722	1,353	293	17%	369	27%
Gross margin
Premium	28%	27%	27%
Ad-Supported	1%	12%	16%
Consolidated	26%	25%	26%

Premium gross profit and gross margin
For the year ended December 31, 2020, as compared to 2019, Premium gross profit increased by €366 million and Premium gross margin increased from 27% to 28%. The increase in Premium gross margin was due primarily to a decrease in discounted trial costs.
Ad-Supported gross profit and gross margin
For the year ended December 31, 2020, as compared to 2019, Ad-Supported gross profit decreased by €73 million to a gross profit of €6 million, and Ad-Supported gross margin decreased from 12% to 1%. The decrease in Ad-Supported gross margin was due primarily to royalties derived from per play rates in certain markets, where an increase in streams outpaced revenue growth, and an increase in podcast costs. In addition, there was an increase in delivery costs as a percentage of revenue.
Consolidated operating expenses
Research and development

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Research and development	837	615	493	222	36%	122	25%
As a percentage of revenue	11%	9%	9%

For the year ended December 31, 2020, as compared to 2019, research and development costs increased €222 million, or 36%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €208 million, which included increased social costs of €94 million, as a result of share price movements, and increased salaries, share-based compensation, and other employee benefits of €75 million, €24 million, and €15 million, respectively, as a result of increased headcount to support our growth. In addition, there was an increase in information technology costs of €20 million due to an increase in our usage of cloud computing services and additional software license fees. There was also an increase of €11 million due to incremental fees relating to consultants and external contractors. These increases were partially offset by a decrease in expenses relating to travel and employee trainings of €19 million driven by COVID-19 restrictions.

Sales and marketing

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Sales and marketing	1,029	826	620	203	25%	206	33%
As a percentage of revenue	13%	12%	12%
For the year ended December 31, 2020, as compared to 2019, sales and marketing expense increased by €203 million, or 25%. The increase was due primarily to an increase in the cost of providing free trials of €79 million as a result of an increase in the number of Premium Subscribers on free trials. There was also an increase in personnel-related costs of €71 million, which included increased social costs of €32 million, as a result of share price movements, and increased salaries and share-based compensation of €28 million and €7 million, respectively, as a result of increased headcount to support our growth. In addition, there was an increase in advertising costs of €70 million for marketing campaigns. These increases were partially offset by a decrease in expenses relating to decreased travel and employee trainings of €24 million driven by COVID-19 restrictions.

General and administrative

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
General and administrative	442	354	283	88	25%	71	25%
As a percentage of revenue	6%	5%	5%
For the year ended December 31, 2020, as compared to 2019, general and administrative expense increased €88 million or 25%. The increase was due primarily to an increase in personnel-related costs of €75 million, which included increased salaries and share-based compensation of €27 million and €20 million, respectively, as a result of increased headcount to support our growth, and increased social costs of €23 million, as a result of share price movements. In addition, there was an increase in charitable contributions of €18 million. There was also an increase in external consulting and legal fees of €6 million. These increases were partially offset by a decrease in expenses relating to decreased travel and employee trainings of €17 million driven by COVID-19 restrictions.
Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, and foreign currency gains.

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Finance income	94	275	455	(181)	(66)%	(180)	(40)%
As a percentage of revenue	1%	4%	9%

For the year ended December 31, 2020, as compared to 2019, finance income decreased €181 million. The decrease was due primarily to a decrease in fair value gains recorded for warrants of €133 million. There was also a decrease of €41 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.
Finance costs
Finance costs consist of fair value adjustment losses on financial instruments, interest expense, and foreign currency losses.

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Finance costs	(510)	(333)	(584)	(177)	53%	251	(43)%
As a percentage of revenue	(6)%	(5)%	(11)%
For the year ended December 31, 2020, as compared to 2019, finance costs increased by €177 million. The increase was due primarily to an increase of €94 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. There was also an increase in fair value losses recorded for warrants of €72 million.
Income tax (benefit)/expense

	Year ended December 31,			Change
	2020	2019	2018	2020 vs. 2019		2019 vs. 2018
	(in € millions, except percentages)
Income tax (benefit)/expense	(128)	55	(95)	(183)	(333)%	150	N/A
As a percentage of revenue	(2)%	1%	(2)%
For the year ended December 31, 2020, income tax benefit was €128 million, as compared to income tax expense of €55 million for the year ended December 31, 2019. The change was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment in TME. We will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to our investment in TME. We may also be subject to current tax expense in future periods as a result of share-based compensation activity.
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
The critical accounting policies, estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below.
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
Ad-Supported Revenue
We generate revenue for our Ad-Supported segment primarily through display, audio, and video advertising delivered through advertising impressions and podcast downloads. We enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients and directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period. Ad-Supported revenue is recognized upon delivery of impressions or downloads. IOs may include multiple performance obligations as they generally contain several different advertising products that each represents a separately identifiable promise within the contract. For such arrangements, we allocate Ad-Supported revenue to each performance obligation on a relative stand-alone selling price basis. We determine stand-alone selling prices based on the prices charged to customers. We also may offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on historical data and projected spend and result in a reduction of revenue recognized.
Additionally, we generate Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. Ad-Supported revenue is recognized over time when impressions are delivered on the platform.
Share-based Compensation
Our employees and members of our board of directors receive remuneration in the form of share-based compensation transactions, whereby employees and directors render services in consideration for equity instruments.
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
Content
We incur royalty costs for the right to stream music to our users, paid to record labels, music publishers, and other rights holders. Royalties are calculated using negotiated rates in accordance with license agreements, estimates of those rates in instances where rights holders are not identified, or rates as determined by government bodies. Calculations are based on either Premium and Ad-Supported revenue earned or user/usage measures or a combination of these. The rights holder agreements are complex and our determination of royalties payable involves certain significant judgments, assumptions, and estimates in addition to complex systems and a significant volume of data to be processed and analyzed. In particular, in certain jurisdictions rights holders have several years to claim royalties for works streamed each month. As such, the royalty costs incurred in a period might not be fully settled for a number of years and are estimated. The estimate of royalty costs requires us to make assumptions about the rates to be recorded for streams where the rights holder is not identified and the potential incidence of duplicate claims. These estimates are subject to revision until settlement. Considering the number of variables impacting the amounts owed, the actual outcome could be different than our estimates, resulting in an additional accrual or release of previously recorded liabilities.
Some rights holders have allowed the use of their content on our platform while negotiations of the terms and conditions of individual agreements or determination of statutory rates are ongoing. In these instances, royalties are calculated based on our best estimate of the eventual payout. In addition, on August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license in Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have with music publishers. Until the rates are determined, our recorded royalty costs both retrospectively and prospectively will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.
Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.
The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2020 and December 31, 2019, approximately €418 million and €295 million, respectively, relate to liabilities that were incurred more than twelve months prior to the date of the statement of financial position. Of the December 31, 2020 amount, €13 million was expensed in the year ended December 31, 2020 due to an increase of estimates included in the financial statements for the year ended December 31, 2019.
We have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. These minimum guarantee amounts have been disclosed in Note 25 of the consolidated financial statements, included elsewhere in this report. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have certain royalty arrangements where we would have to make additional payments if the royalty rates for specified periods were below those paid to certain other licensors (most favored nation clauses). For rights holders with this clause, we compare royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payable to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue.
Amortization of podcast content assets is recorded in cost of revenue over the shorter of the estimated useful economic life or the license period, and begins at the release of each episode. The economic life and expected amortization profile of podcast content assets is estimated by management based on historical listening patterns and is evaluated on an ongoing basis. Determining these estimates requires significant judgment by management.
Provisions
From time to time, we are involved in legal actions or other third-party assertions related to content on our platform. There can be no assurance these actions or other third-party assertions will be resolved without costly litigation in a manner that does not adversely impact our financial position, results of operations, or cash flows, or without requiring higher royalty payments in the future, which may adversely impact gross margins. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently, determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect our results of operations, financial position, and cash flows. See “Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.”
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
See Note 24 to our consolidated financial statements included elsewhere in this report for additional information on the valuation models used for our warrants.
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
We have initiated and are in negotiations of an APA between Sweden and the United States governments for tax years 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to our consolidated financial statements. In addition, we are subject to the continuous examination of our income tax returns by various tax authorities which could result in assessments against us.
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
Goodwill Impairment
In accordance with the accounting policy described in Note 2 to our consolidated financial statements included elsewhere in this report, we annually perform an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 14 to our consolidated financial statements included elsewhere in this report.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.
B. Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, and investments in government and agency securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments decreased by €10 million from €1,757 million as of December 31, 2019 to €1,747 million as of December 31, 2020.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, the acquisition of other companies, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. Furthermore, such additional equity or debt financing might not be available on acceptable terms, if at all. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.”
While the COVID-19 pandemic has not materially impacted our liquidity and capital resources to date, it has led to increased disruption and volatility in capital markets and credit markets. The pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future. Based on past performance and current expectations, we believe our strong cash and cash equivalents and short term investments position are critical at this time of uncertainty, and allow us to use our cash resources for working capital needs, capital expenditures, investment requirements, contractual obligations, commitments, and other liquidity requirements associated with our operations. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, operating results, and financial condition.”
On November 5, 2018, we announced that we would commence a share repurchase program that began in the fourth quarter of 2018. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders, and the board of directors approved such repurchase up to the amount of $1.0 billion. As of December 31, 2020, we had repurchased an aggregate of 4,366,427 ordinary shares for a total of approximately $572 million under the share repurchase program. The authorization to repurchase will expire on April 21, 2021 unless renewed by decision of a general meeting of shareholders of the Company. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with our capital allocation strategy of prioritizing investment to grow the business over the long term.  Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the Commission and other applicable legal requirements. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. We may use current cash and cash equivalents, short term investments, and the cash flow we generate from our operations to fund our share repurchase program.
Cash Flow

	Year ended December 31,
	2020	2019	2018
	(in € millions)
Net cash flows from operating activities	259	573	344
Net cash flows used in investing activities	(372)	(218)	(22)
Net cash flows from/(used in) financing activities	285	(203)	92
For the year ended December 31, 2020, as compared to 2019, net cash flows from operating activities decreased by €314 million. The decrease was due primarily to an increase in operating loss of €220 million, partially offset by non-cash items including depreciation, amortization, and share-based compensation expense. In addition, there was an increase in interest payments on lease liabilities of €18 million.
For the year ended December 31, 2020, as compared to 2019, net cash flows used in investing activities increased by €154 million, due primarily to an increase in purchases of short term investments of €453 million, partially offset by an increase in sales and maturities of short term investments of €258 million and a decrease in capital expenditures of €57 million.
For the year ended December 31, 2020, as compared to 2019, net cash flows from financing activities increased by €488 million, due primarily to an increase in proceeds from the exercise of stock options of €165 million, partially offset by a decrease in proceeds from the exercise of warrants of €74 million. The year ended December 31, 2019 included €438 million in repurchases of ordinary shares, with no material repurchases occurring during the year ended December 31, 2020.
Free Cash Flow

	Year ended December 31,
	2020	2019	2018
	(in € millions)
Free Cash Flow	183	440	209
For the year ended December 31, 2020, as compared to 2019, Free Cash Flow decreased by €257 million. The decrease in Free Cash Flow was due primarily to a decrease in net cash flows from operating activities of €314 million, as described above, partially offset by a decrease in capital expenditures of €57 million.
For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Item 3.A. Selected Financial Data.”
Indebtedness
As of December 31, 2020, we have no material outstanding indebtedness, other than lease liabilities. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.
On April 3, 2018, we completed a direct listing of the Company’s ordinary shares on the NYSE. Upon the direct listing, the outstanding liability relating to the Company’s Convertible Notes was reclassified to equity. See Note 20 to our consolidated financial statements, included elsewhere in this report, for further information regarding the Convertible Notes.

C. Research and Development, Patents and Licenses
For a detailed analysis of research and development costs, see “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.”
D. Trend Information
Our results reflect the effects of our bi-annual trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which typically begin in the middle of the second and fourth quarters. Historically, discounted trial programs have led to decreases in gross margin in the first and third quarter of each year, as discounted trial costs are included in costs of revenue, while the costs of providing free trials are included in sales and marketing expense and do not impact gross margin. For the year ended December 31, 2020, we offered relatively more free trials compared to discounted trials than during comparable periods in prior years, and, as a result, there is less impact on gross margin.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Other than as disclosed here and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements
As of December 31, 2020, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.
F. Tabular disclosure of contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	3,576	317	3,144	115	—
Lease obligations (2)	902	82	169	169	482
Purchase obligations (3)	898	279	619	—	—
Deferred and contingent consideration (4)	74	22	32	20	—
Total	5,450	700	3,964	304	482
___________________________________
(1)We are subject to minimum guarantees relating to the content on our service, the majority of which relate to minimum royalty payments associated with our license agreements for the use of licensed content. See “Item 3.D. “Risk Factors”.
(2)Included in the lease obligations are short term leases and certain lease agreements that we have entered into, but have not yet commenced as of December 31, 2020. Lease obligations relate to our office space. The lease terms are between one and fourteen years. See Note 12 to the consolidated financial statements for further details regarding leases.
(3)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, the majority of which relate to a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments.
(4)Included in deferred consideration are obligations to transfer €41 million of cash consideration over the next five years to former owners of certain entities we have acquired. Included in contingent consideration is the obligation to transfer a maximum of €33 million of contingent cash payment consideration over the next two years to former owners of an entity we acquired if specified user engagement targets are achieved.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the names, ages, and positions of our senior management and directors as of the date of this report:

Name	Age	Position
Daniel Ek	37	Founder, Chief Executive Officer, Chairman, and Director
Martin Lorentzon	51	Co-Founder and Director
Paul Vogel	47	Chief Financial Officer
Katarina Berg	52	Chief Human Resources Officer
Horacio Gutierrez	56	Head of Global Affairs & Chief Legal Officer
Alex Norström	44	Chief Freemium Business Officer
Dawn Ostroff	60	Chief Content & Advertising Business Officer
Gustav Söderström	44	Chief Research & Development Officer
Christopher Marshall	52	Lead Independent Director
Barry McCarthy	67	Director
Shishir Mehrotra	41	Director
Heidi O’Neill	56	Director
Ted Sarandos	56	Director
Thomas Staggs	60	Director
Cristina Stenbeck	43	Director
Padmasree Warrior	60	Director

The business address of each director and each of Mr. Ek, Mr. Lorentzon, Ms. Berg, Mr. Norström, and Mr. Söderström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of each of Ms. Ostroff, Mr. Gutierrez, and Mr. Vogel is 150 Greenwich Street, 63rd Floor, New York, New York 10007. The following is a brief biography of each of our senior managers and directors:
Daniel Ek is our founder, Chief Executive Officer, and Chairman of our board of directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens.
Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
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

Katarina Berg is our Chief Human Resources Officer. She oversees all aspects of human resource management and is responsible for developing and executing the people strategy in support of our overall business plan. Ms. Berg serves as a member of the board of directors of House of Education and as member of the advisory board of directors of ToppHälsa, Bonnier Tidskrifter. Before joining our team, Ms. Berg held human resources roles in various multinational companies, such as Swedbank, 3 Scandinavia, and Kanal 5 (SBS Broadcasting). Ms. Berg holds a Master of Arts in Human Resources Management and Development in Behavioral Science from Lund University.
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
Alex Norström is our Chief Freemium Business Officer. As our Chief Freemium Business Officer, Mr. Norström is responsible for overseeing strategy, marketing, global partnerships, and product offerings for our subscription business. Mr. Norström was previously our Vice President of Growth and our Vice President of Subscription. Prior to joining Spotify in 2011, Mr. Norström was Chief New Business Officer at King.com Ltd. He was a member of the board of directors of Circle from 2016 through December 2019. Mr. Norström also has a private investment company, Fragrant Harbour Capital AB, based and registered in Stockholm, Sweden. Mr. Norström holds a Master of Science in Business & Economics with a Major in Finance from the Stockholm School of Economics.
Dawn Ostroff is our Chief Content & Advertising Business Officer. She is responsible for overseeing the Company’s global content and distribution operations, including all original content and industry and creator relationships. Ms. Ostroff is also responsible for managing our global advertising sales business. She serves as a member of the board of directors of Activision Blizzard, Inc. where she serves on the Compensation Committee. Prior to joining Spotify, Ms. Ostroff served as President of Condé Nast Entertainment, a studio and distribution network with entertainment content across film, television, premium digital video, social, and virtual reality. She was previously President of Entertainment for The CW broadcast network, a joint venture of CBS and Warner Bros. that she helped launch in 2006, and before that, President of the UPN broadcast network. Ms. Ostroff holds a Bachelor of Science in Journalism from Florida International University.
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
Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our board of directors. He has been a member of our board of directors since January 8, 2020, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, and Chegg from 2010 to 2015 (Chairman of the audit committee). Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010,

Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. Ms. O’Neill previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer and Marketplace, a division of Nike, Inc.
Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. In addition to his role on our board of directors, Mr. Sarandos serves on the board of directors of Netflix, as well as the Film Advisory Board of Directors for Tribeca Film Festival, the board of directors of American Cinematheque, and the advisory board of Film Independent. Mr. Sarandos is also an American Film Institute trustee, an Executive Committee Member of the Academy of Television Arts & Sciences, a Henry Crown Fellow at the Aspen Institute, and serves on the board of directors of Exploring the Arts. He also serves as the co-CEO and Chief Content Officer of Netflix and has led content acquisition for Netflix since 2000.
Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. In addition to his role on our board of directors, Mr. Staggs serves as the Executive Chairman of Vejo, Inc, Executive Chairman of Bertsch Industries, GmbH, Chairperson of the Strategic Advisory Committee and director of Forest Road Acquisition Corp., Chairman of PureForm Global Inc., and a director of REQPay Inc. and Weta Digital Limited. He also serves on the board of advisors of the University of Minnesota Carlson School of Management and the board of trustees of the Center for Early Education. Mr. Staggs previously served in various roles at The Walt Disney Company, including as Chief Financial Officer, Chairman of Disney Parks and Resorts, Chief Operating Officer, and Special Advisor to the Chief Executive Officer. He also was previously a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.
Cristina Stenbeck is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. In addition to her role on our board of directors, Ms. Stenbeck chairs the Supervisory Board of Zalando SE, the leading European starting point for online fashion listed on the MDAX in Germany. From 2003 through 2019, Ms. Stenbeck served on the board of directors as principal shareholder of Kinnevik AB, a Swedish listed investment management company. She was Deputy Chairman from 2003 to 2007 and Executive Chairman from 2007 to 2016.
Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2020. In addition to her role on our board of directors, Ms. Warrior serves on the boards of directors of Microsoft. In addition, Ms. Warrior was a member of the board of directors of The Gap, Inc. from 2013 to 2016 and a member of the board of directors of Box, Inc. from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.

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
B. Compensation
This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team who would be our named executive officers, if we were a domestic issuer, and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2020 are:
•Daniel Ek, who is our Founder and serves as our Chief Executive Officer (“CEO”), Chairman, and Director and is our principal executive officer;
•Barry McCarthy, who served as our Chief Financial Officer (“CFO”) and our principal financial officer until he retired on January 15, 2020 and currently serves as a member of our board of directors;
•Paul Vogel, who serves as our CFO and our principal financial officer;
•Dawn Ostroff, who serves as our Chief Content & Advertising Business Officer;
•Gustav Söderström, who serves as our Chief Research & Development Officer; and
•Alex Norström, who serves as our Chief Freemium Business Officer.
Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the remuneration committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2020.
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
We recognize that our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees, which is driven by our compensation, culture and reputation, and the strength of our brand. We strive to create an environment that is responsive to the needs of our employees, is open towards employee communication and continual performance feedback, encourages teamwork, and rewards commitment and performance. The principles and objectives of our compensation and benefits programs for our executive leadership team and other employees are to:
•attract, engage, and retain the best executives to work for us, with experience and managerial talent enabling us to be an employer of choice in highly competitive and dynamic industries;
•align compensation with our corporate strategies, business and financial objectives, and the long-term interests of our shareholders;

•motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and
•ensure that our total compensation is fair, reasonable, and competitive.
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
•our financial condition and available resources;
•our need for that particular position to be filled;
•our board of directors’ evaluation of the competitive market based on the third-party data provided by Compensia, Inc. (“Compensia”), a national compensation consulting firm, competitive pay practices for comparable positions at companies of comparable scale and in relevant business segments, as further described below, and the experience of the members of the remuneration committee with other companies;
•the length of service of an individual; and
•the compensation levels of other members of the executive leadership team, each as of the time of the applicable compensation decision.
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
Engagement of Compensation Consultant
The remuneration committee has engaged the services of Compensia to provide executive compensation advisory services. The remuneration committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. In 2019, the remuneration committee approved the compensation peer group (the “Peer Group”) for fiscal year 2020. The Peer Group for 2020 consisted of the following companies:

Activision Blizzard	Autodesk	Booking Holdings	Discovery
eBay	Electronic Arts	Expedia Group	IAC/InterActiveCorp
Intuit	Live Nation Entertainment	MercadoLibre	Netflix
PayPal Holdings	Sirius XM Holdings	Snap	Take-Two Interactive
Trip.com Group	Twitter	Zalando
The remuneration committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2019, Compensia provided the remuneration committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The remuneration committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The remuneration committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than our CEO (who, as we note below, did not receive any cash or equity compensation in 2020), including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As discussed below, we rely heavily on our equity awards to incentivize our employees, including each of our named executive officers.
Compensation Philosophy
We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our named executive officers consists of the following elements:
•base salary;
•equity incentive compensation;
•certain severance benefits;
•retirement savings plans; and
•health and welfare benefits and certain limited perquisites and other personal benefits.
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

Base Salary
Generally, each named executive officer’s initial base salaries were established through arms-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience, and prior salary level. Thereafter, the base salaries of our executive leadership team members, including the named executive officers, are reviewed periodically by our remuneration committee, and adjustments are made as deemed appropriate. In January 2020, in connection with Mr. Vogel’s promotion to Chief Financial Officer, Mr. Vogel received an increase in his annual base salary from $400,000 to $600,000.
As of July 1, 2017, our CEO does not receive a base salary; however, the remuneration committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for 2018, 2019, or 2020.
As of the end of fiscal year 2020, our named executive officers who were employed by us were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary
Daniel Ek(1)(2)	$0
Paul Vogel	$600,000
Dawn Ostroff	$1,000,000
Gustav Söderström(2)	$364,520
Alex Norström(2)	$379,101
______________________
(1)As of July 1, 2017, Mr. Ek does not receive a base salary.
(2)Messrs. Ek, Söderström, and Norström are each paid in Swedish Krona. Such amounts are based on the exchange rate of SEK 8.23 per dollar as of December 31, 2020 as published by Reuters.
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
In 2019, we established a new incentive mix program, which provides our named executive officers as well as all other permanent employees with maximum flexibility and individual autonomy, by allowing our employees to have the ability to choose their own composition of long-term incentive awards.  Employees are informed of their intended aggregate dollar amount of long-term incentive compensation, and they can allocate such dollar amount among at-the-money stock options, out-of-the-money stock options with a closing price equal to 150% of the closing price per ordinary share on the grant date, RSUs, or cash. Employees can choose to have one or two types of equity awards and/or cash and can mix their programs in portions of 25%, 50%, and 75%. The amount of any cash award chosen will be 90% of the dollar amount the employee allocates to cash.  The number of RSUs provided is equal to the dollar amount the employee allocates to RSUs divided by the closing price per ordinary share on the grant date. The number of at-the-money options provided is equal to four times the dollar amount the employee allocates to such stock options divided by such closing price. The number of out-of-the-money stock options provided is equal to eight times the dollar amount the employee allocates to stock options divided by such closing price.  Each type of long-term incentive award vests on the same schedule: 3/48ths of the equity award and/or cash payment vests on the third calendar month following the date of grant, and thereafter 1/48th of the equity award and/or cash payment vests on the first day of each calendar month. For further information on our equity award programs please see “—Stock Options,” “—Restricted Stock Units” and “—Cash Program” below.
In 2020, each of our named executive officers, other than Mr. Ek, participated in the incentive mix program. The following table shows the dollar amount of incentive compensation allocated to each named executive officer, as well as the allocations chosen by each such individual:

Named Executive Officer	Aggregate Long-Term Incentive Award Dollar Value ($)	2020 At-the-Money Stock Option Allocation	2020 Out-of-the-Money Stock Option Allocation	2020 RSU Allocation	2020 Cash Allocation ($)
Barry McCarthy(1)	340,000	—	15,033	—	—
Paul Vogel	3,500,000	51,050	—	12,763	—
Dawn Ostroff	9,000,000	65,636	—	49,227	—
Gustav Söderström	6,800,000	198,366	—	—	—
Alex Norström	6,000,000	87,515	—	21,879	—
_____________________
(1)Mr. McCarthy retired on January 15, 2020. Following his retirement, he continued to serve on our board of directors. The amount shown in the table relates to Mr. McCarthy participation in the incentive mix program as a director.
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
Retirement Savings and Other Benefits
Our retirement programs are designed to comply with local laws and regulations. For our employees who reside in Sweden, including Messrs. Ek, Söderström, and Norström, we participate in an occupational pension plan. Pursuant to such plan we pay a premium of 4.5% of each such employee’s monthly base salary up to an annual income ceiling and 30% of monthly base salary on amounts above such annual income ceiling. Employees also may contribute additional amounts through a salary exchange program pursuant to which eligible employees are given the opportunity to enhance their pension savings by choosing to exchange a portion of their base salary for additional pension contributions. Certain legal limitations apply to the amount of contributions that may be made to the occupational pension plan.
For our employees in the United States who satisfy certain eligibility requirements, including Messrs. McCarthy (prior to his retirement) and Vogel, and Ms. Ostroff, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their annual salary. Employees vest in the employer contributions ratably over one year.
The Company does not maintain any defined benefit plans for any of its named executive officers.
Employee Benefits and Perquisites
Additional benefits received by our Swedish employees, including Messrs. Ek, Söderström, and Norström, include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Messrs. McCarthy (prior to his retirement) and Vogel, and Ms. Ostroff, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.
We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.
We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. In October 2020, we entered into a short-term lease for a residential property in Los Angeles, California for use by Ms. Ostroff and her family. The property provides Ms. Ostroff with meeting and working space in Los Angeles during a time that our corporate offices are closed as a result of the COVID-19 pandemic. Ms. Ostroff reimburses us for any personal use of the property based on the value of overnight stays at a comparable hotel room. The unreimbursed costs to the Company of the lease are reported as other compensation to Ms. Ostroff in the “2020 Summary Compensation Table” below. In addition, the personal safety of our employees, including our NEOs, is of the highest importance to us and in 2020 we paid for personal security services for certain NEOs pursuant to the Company's personal security program for senior management. Although we consider these personal security services to be appropriate and necessary for the reasons described above, the costs related to such services are reported as other compensation to our NEOs in the “2020 Summary Compensation Table” below. In the future, we may provide other perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the remuneration committee. We do not expect these perquisites to be a significant component of our compensation program.
Severance
Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.
Employment Agreements
We have, or one of our subsidiaries has, entered into employment agreements with Messrs. Ek, McCarthy (prior to his retirement), Vogel, Norström, and Söderström, and Ms. Ostroff. We currently do not have employment agreements or other service contracts with any members of our board of directors, except for Mr. Ek.
In 2011, Mr. Ek entered into a new employment agreement that replaced his prior agreement. The employment agreement provides for an indefinite term that automatically expires upon Mr. Ek’s retirement at age 65. The agreement provides for a fixed monthly salary, although the board of directors determined that, commencing July 1, 2017, Mr. Ek would no longer receive an annual salary. Mr. Ek is also entitled to an annual cash bonus payment, at the sole discretion of the board of directors. The Ek Agreement also provides for a six-month notice period prior to termination, though we may terminate the agreement with immediate effect if Mr. Ek has grossly neglected his obligations or otherwise materially breached the contract. In the event of termination of employment by us (other than due to gross neglect), in addition to pay during the notice period, Mr. Ek also will be entitled to a severance payment equal to six times his monthly salary, less any income from future employment, payable in monthly installments following termination (using Mr. Ek’s current base salary, he would be entitled to no payments under this arrangement).
Mr. Ek’s employment agreement contains post-termination non-competition covenants that we could choose to enforce for 12 months following any type of termination of employment, except termination by us due to any reason other than breach of contract by Mr. Ek. In consideration for the non-competition covenant, we will pay Mr. Ek, in monthly installments during his restricted period, 12 times his monthly salary, less any income from future employment, in an amount up to 60% of Mr. Ek’s monthly salary (using Mr. Ek’s current base salary, he would be entitled to no payments under this arrangement). Such payment will not be made during any period Mr. Ek is otherwise receiving severance pay from us or if Mr. Ek’s employment ceases as a result of retirement or termination by us due to Mr. Ek’s breach of contract. If we decide not to enforce the non-competition covenant, the corresponding payment obligation would also cease. Mr. Ek’s employment agreement also includes employee and customer non-solicitation clauses that will apply for 12-months post-termination and that do not require us to pay any additional consideration.
In October 2016, Mr. McCarthy entered into a new employment agreement that replaced his prior agreement (the “McCarthy Agreement”). The agreement provided for an indefinite employment period. The agreement also provided for a base salary, participation in our benefit plans, and total target compensation of $5,000,000. The employment agreement provided that we could terminate Mr. McCarthy’s employment without “Cause” (as defined in the agreement) upon three months’ notice. In addition, upon a termination without Cause, Mr. McCarthy would have been entitled to a severance amount equal to his base salary for six months and subsidized health benefits for six months. If Mr. McCarthy’s employment were terminated within 12 months after a change in control of the Company, or if he were required to perform duties that are materially inconsistent with those normally performed by him or is otherwise constructively dismissed following the change in control, he would have been entitled to receive a lump sum severance payment of 12 months’ salary and subsidized health benefits. Mr. McCarthy was also subject to a nine-month post-termination non-competition covenant (with such period commencing on the last day of the notice period) and a two-year post-termination non-solicitation covenant.

Mr. McCarthy retired effective as of January 15, 2020. We and Mr. McCarthy did not enter into a separation agreement or any similar arrangement in connection with his resignation.
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
Effective July 2018, we entered into an employment agreement with Ms. Ostroff (the “Ostroff Agreement”). The Ostroff Agreement provides for substantially similar terms to the terms described above for the 2017 Agreements, except that the Ostroff Agreement provides for a signing bonus of $2,000,000, payable in two equal installments on the date Ms. Ostroff’s first base salary payment is made and on the 12-month anniversary of such date, respectively. Payment of each installment is subject to Ms. Ostroff’s continued employment through the 12-month period following the applicable installment payment date. If Ms. Ostroff’s employment is terminated during either such 12-month period, she will be required to repay the amount received on the applicable installment payment date, prorated for the number of fully completed months of employment during such 12-month period.

In 2018, Mr. Vogel entered into a new employment agreement that replaced his prior agreement (the “Vogel Agreement”). The Vogel Agreement provides for an indefinite employment period. The agreement also provides for a base salary and participation in our benefit plans. The Vogel Agreement provides that we can terminate Mr. Vogel without Cause (as defined in the Vogel Agreement) upon three months’ notice. In addition, upon a termination with Cause, Mr. Vogel is entitled to a severance amount equal to his base salary for three months and subsidized health benefits for three months. In addition, if we terminate Mr. Vogel at any time during the three month notice period, Mr. Vogel will also be entitled to an amount equal to his base salary through the end of the notice period. Mr. Vogel will not be entitled to the above severance payments in the event of certain asset sales where Mr. Vogel continues his employment in the same or greater capacity following the transaction or Mr. Vogel is offered continued employment in connection with the transaction and the Vogel Agreement is assumed by the surviving entity following the transaction. Mr. Vogel is also subject to six-month post-termination non-compete covenant (with such period commencing on the last day of the notice period) and a two-year post-termination non-solicitation covenant. In January 2020, in connection with Mr. Vogel’s promotion to Chief Financial Officer, Mr. Vogel received an increase in his annual base salary from $400,000 to $600,000. The remaining terms and conditions of the Vogel Agreement remain in effect following such promotion.
For further information on the post-termination treatment of our equity awards, please see “—Stock Options” and “—Restricted Stock Units” below.
C. Board Practices
Board of Directors Structure
Our board of directors currently consists of ten directors and is composed of Class A and Class B directors. Our articles of association provide that the board of directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders or until his or her successor has been appointed. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Item 10.B. Memorandum and Articles of Association.”
Remuneration Committee
Our board of directors has established a remuneration committee that consists of Christopher Marshall, Martin Lorentzon, and Shishir Mehrotra. Christopher Marshall is the chair of our remuneration committee. Our remuneration committee has the following responsibilities, among others:
•reviewing and making recommendations to our board of directors related to our incentive-compensation plans and equity-based plans;
•establishing and reviewing the overall compensation philosophy of the Company;
•reviewing and approving total compensation for our chief executive officer and other executive officers;
•reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;

•selecting and retaining a compensation consultant; and
•such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.
Audit Committee
Our board of directors has established an audit committee that consists of Thomas Staggs, Christopher Marshall, and Padmasree Warrior. Mr. Staggs is the chair of our audit committee. All audit committee members satisfy the “independence” requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act. Our audit committee has the following responsibilities, among others:
•appointing and replacing our independent registered public accounting firm, subject to shareholder approval;
•retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;
•reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;
•discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;
•reviewing and evaluating the Company’s enterprise risk management, including the Company’s data protection and cybersecurity programs; and
•such other matters that are specifically delegated to our audit committee by our board of directors from time to time.
D. Employees
In 2020, 2019, and 2018, we had 5,584, 4,405, and 3,651 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Content Production and Customer Service	580	371	236	56%	57%
Sales and Marketing	1,436	1,192	1,016	20%	17%
Research and Development	2,624	2,094	1,846	25%	13%
General and Administrative	944	748	553	26%	35%
The following table describes our average number of employees by geographic location:

	December 31,
	2020	2019	2018
United States	2,746	2,121	1,708
Sweden	1,688	1,437	1,280
United Kingdom	463	353	273
Additionally, for the years ended December 31, 2020, 2019, and 2018, we had an average of approximately 687, 494, and 390 employees, respectively, in the aggregate in Argentina, Australia, Belgium, Brazil, Canada, Colombia, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, Mexico, Netherlands, Norway, Poland, Russia, Singapore, South Korea, Spain, Taiwan, Turkey, and United Arab Emirates. From time to time, we have engaged temporary employees to fill open positions. We are not a signatory to any labor union collective bargaining agreement. As of December 31, 2020, 65 employees of The Ringer, 56 employees of Parcast, and 48 employees of Gimlet, wholly-owned indirect subsidiaries of the Company, were represented by the Writer’s Guild of America-East labor union. Collective bargaining has commenced, but an agreement has not been reached.
E. Share Ownership

The following table provides information regarding share ownership by our officers and directors as of December 31, 2020.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units	Warrants	Subscription Price ($)
Daniel Ek(1)	31,973,691	16.8%	—	$—	—	—	800,000	$190.09
Martin Lorentzon(2)	21,164,094	11.1%	18,602	$219.33	6/28/2024	2,051	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	7,517	$271.40	5/29/2025	—	—	$—
Paul Vogel	4,710	*	1,520	$50.70	3/31/2022	13,351	—	$—
	—	—%	28,520	$123.13	3/31/2023	—	—	$—
	—	—%	21,191	$138.00	3/1/2024	—	—	$—
	—	—%	51,050	$137.12	3/1/2025	—	—	$—
Katarina Berg	19,594	*	7,040	$50.70	3/31/2022	18,807	—	$—
	—	—%	43,600	$123.13	3/31/2023	—	—	$—
	—	—%	32,609	$138.00	3/1/2024	—	—	$—
	—	—%	23,337	$137.12	3/1/2025	—	—	$—
Horacio Gutierrez	8,605	*	63,135	$142.55	12/1/2024	48,881	—	$—
	—	—%	2,038	$138.00	3/1/2024	—	—	$—
	—	—%	600	$78.25	3/31/2022	—	—	$—
Alex Norström	5,743	*	195,600	$50.70	3/31/2022	17,776	—	$—
	—	—%	130,800	$123.13	3/31/2023	—	—	$—
	—	—%	153,623	$138.00	3/1/2024	—	—	$—
	—	—%	87,515	$137.12	3/1/2025	—	—	$—
Dawn Ostroff	6,958	*	24,804	$138.00	3/1/2024	56,200	—	$—
	—	—%	58,798	$137.12	3/1/2025	—	—	$—
	—	—%	58,513	$180.12	3/31/2023	—	—	$—
Gustav Söderström	5,920	*	155,280	$50.70	3/31/2022	—	—	$—
	—	—%	145,360	$123.13	3/31/2023	—	—	$—
	—	—%	171,014	$138.00	3/1/2024	—	—	$—
	—	—%	198,366	$137.12	3/1/2025	—	—	$—
Christopher Marshall(3)	49,867	*	4,651	$146.22	6/28/2024	2,051	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	7,517	$180.93	5/29/2025	—	—	$—
Barry McCarthy(4)	440,722	*	15,033	$271.40	5/29/2025	—	—	$—
Shishir Mehrotra	68,074	*	13,952	$219.33	6/28/2024	2,956	—	$—
	—	—%	11,275	$271.40	5/29/2025	—	—	$—
Heidi O’Neill	3,808	*	2,325	$146.22	6/28/2024	4,918	—	$—
Ted Sarandos	10,792	*	4,651	$146.22	6/28/2024	2,991	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
Thomas Staggs(5)	35,585	*	7,386	$146.22	6/28/2024	2,573	—	$—
	—	—%	7,959	$180.93	5/29/2025	—	—	$—
Cristina Stenbeck	44,368	*	4,651	$219.33	6/28/2024	4,768	—	$—
	—	—%	3,758	$271.40	5/29/2025	—	—	$—
Padmasree Warrior	4,332	*	4,651	$219.33	6/28/2024	2,051	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
________________________
*Represents beneficial ownership of less than 1%.
(1)Includes 15,341,722 ordinary shares held by D.G.E. Investments Limited (“D.G.E. Investments”). Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. Also includes 4,276,200 ordinary shares held by Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), 9,076,240 ordinary shares held by Image Frame Investment (HK) Limted (“Image Frame”), 3,227,920 ordinary shares held by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited. Mr. Ek exercises voting power over the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by TME Hong Kong, Image Frame, Tencent

Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by D.G.E. Investments. The business address of D.G.E. Holding is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus.
(2)Includes 21,159,762 ordinary shares held by Rosello Company Limited (“Rosello”). Mr. Lorentzon is the sole shareholder of Amaltea S.à r.l. (“Amaltea”), which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the ordinary shares held by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Includes (i) 32,992 ordinary shares held by Marshall Carroll 2000 Trust; (ii) 440 ordinary shares held by Marshall Partners; (iii) 16,435 shares held by Mr. Marshall for the benefit of TCV VII Management, L.L.C. (“TCV VII Management”) and TCV VIII Management, L.L.C. (“TCV VIII Management”); (iv) 21,469 non-qualified stock options held by Mr. Marshall for the benefit of TCV VII Management and TCV VIII Management; and (v) 2,051 ordinary shares issuable upon vesting of RSUs held by Mr. Marshall for the benefit of TCV VII Management and TCV VIII Management. Mr. Marshall is a trustee of the Marshall Carroll 2000 Trust and a general partner of Marshall Partners. Mr. Marshall disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Marshall and the other members of TCV VII Management and TCV VIII Management (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 16,435 ordinary shares, the 21,469 non-qualified stock options, and the 2,051 ordinary shares issuable upon vesting of the RSUs held by Mr. Marshall. The Management Members disclaim beneficial ownership of the ordinary shares and the ordinary shares issuable upon vesting of non-qualified stock options and RSUs, except to the extent of their respective pecuniary interest therein.
(4)Includes 167,855 ordinary shares held by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(5)Includes 31,040 ordinary shares held by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 433 N. Camden Drive, Suite 54, Beverly Hills, CA 90210.
Stock Options
As noted above, we have granted stock options to our employees, including as part of the incentive mix program implemented in 2019. Each stock option represents the right to purchase one of our ordinary shares. Each year through 2020, we adopted a new employee stock option program for a one-year term; however, in 2019, we adopted two stock option programs, an interim 2019 plan (the “Interim 2019 Plan”) and the 2020 plan (the “2020 Plan”). In 2020, we adopted a new employee stock option program that takes effect in April 2021 for a five-year term (the “2021 Plan”). Pursuant to the recent stock option programs, each participant is granted a stock option at a specified exercise price. Since January 1, 2016, the exercise prices have been set at fair market value. Of each grant made prior to 2019 and each grant made pursuant to the Interim 2019 Plan, 3/16ths of the total number of options granted vests on the first of any of March 1, June 1, September 1, or December 1 falling more than three months from the date of grant (except for grants made prior to 2017 in Australia for which 5/16 vests on the first of March 1, June 1, September 1, or December 1 after 12 months from the date of grant), and thereafter 1/16 vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment. As noted above, of each grant made pursuant to the 2020 Plan and 2021 Plan as part of the incentive mix program, 3/48ths of the total number of options granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment. The options granted prior to 2019 and granted pursuant to the Interim 2019 Plan expire on March 31 of the fifth year following the date of grant. The options granted under the 2020 Plan and the 2021 Plan expire on the fifth anniversary of the date of grant. Initially, vested options were only exercisable annually during a 30-day exercise window, for a period of time immediately following the optionee’s termination and upon the expiration of the term of the option. In 2016, we amended our stock option program to provide that vested options could be exercised during each March, June, September, and December prior to the expiration of the term of the option. We later further amended our stock option program in 2017 to provide that vested options may be exercised at any time prior to the expiration of the option term. For our employees in certain countries, upon the exercise of a stock option, the Company is required to pay a social security contribution in an amount equal to the spread value of the option multiplied by the applicable tax rate.
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
The board of directors may provide for a new exercise period upon a change in control. If the board of directors sets a new exercise period, 50% of each holder’s unvested options will accelerate and vest. Following such acceleration, the board of directors may choose to allow the unvested options to continue to vest or lapse. For the plans prior to 2018 and the Interim 2019

Plan, if the board allows the unvested options to continue vesting, 1/8th of the unvested options will vest on the first cliff vesting date as described above, and 1/32nd of the remaining options will vest each quarter thereafter. For the 2020 Plan and 2021 Plan, if the board allows the unvested options to continue vesting, 3/96th of the unvested options will vest after the first cliff vesting date as described above, and 1/96th of the remaining options will vest on each subsequent regularly scheduled vesting occasion. If we or our successor terminates an optionee’s employment without Cause within six months following a transaction constituting a change in control, any unvested stock options held by the optionee will vest as of such termination. In addition, for certain employees, including the named executive officers, if within six months following a change in control, such employee  (i) resigns because he or she is required to perform duties that are materially inconsistent with the ones normally performed by someone in such position or (ii) otherwise experiences a constructive termination, any unvested stock options held by the employee will vest as of such resignation. The plans provide for other potential adjustments to the stock options in the event of corporate transactions.
We also maintain an option program for former employees of The Echo Nest Corporation who are not members of the executive leadership team, which options we assumed in connection with the acquisition of The Echo Nest Corporation.
Restricted Stock Units
As noted above, we have granted RSUs to our employees, including as part of the incentive mix program implemented in 2019. Each year through 2020, we adopted a new employee RSU program for a one-year term; however, in 2020, we adopted a new employee restricted stock unit program for a five-year term that will take effect in 2021. Each RSU represents the right to receive one of our ordinary shares. With respect to RSUs granted prior to 2018, one-fifth of each grant of RSUs time-vests on each September 1, commencing on the September 1 falling more than three months from the date of grant and subject to the holder’s continued employment with us. In addition to time-vesting, one of the following events or dates also has to occur in order for such RSUs granted prior to 2018 to fully vest: (i) the six-month anniversary of an initial public offering, (ii) a change in control, and (iii) September 1 of the third year following the date of grant, subject to the holder’s continued employment through such date. If one of such events or dates occurs prior to final time-vesting of an award of RSUs, then the RSUs will continue to be subject to time-vesting following such event or date, and will fully vest upon the final time-vesting date. RSUs granted in 2018 fully vest on each of the first five anniversaries of the date of grant, subject to the holder’s continued employment with us. As described above, for RSUs granted in 2019 and 2020 as part of the incentive mix program, 3/48ths of the total number of RSUs granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of RSUs granted vests on the first day of each calendar month thereafter, subject to continued employment. For certain employees, including the named executive officers, upon termination of an employee’s employment (i) by the Company for any reason other than Cause or (ii) by the employee due to the Company’s material breach of the employee’s employment agreement, a portion of the individual’s unvested RSUs will immediately vest. The portion of unvested RSUs that will accelerate and vest will be equal to the number of such RSUs that would have otherwise vested between six and 12 months following the termination, depending on the employee. In addition, for certain employees, including the named executive officers, if within six months following a change in control, the individual (i) resigns because he or she is required to perform duties that are materially inconsistent with the ones normally performed by someone in such position or (ii) otherwise experiences a constructive termination, all of the individual’s outstanding unvested RSUs will accelerate and vest.
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
Cash Program
As noted above, we also offer cash retention awards as part of our incentive mix program to all permanent employees. Pursuant to the cash alternative of the incentive mix program, the named executive officers who choose to include cash in their incentive mix composition will receive a fixed cash payment upon each vesting date.  As noted above, for the cash awards granted in 2020, 3/48ths of the cash payment vested on the third calendar month following the date of grant, and thereafter 1/48th of the cash payment granted vests on the first day of each calendar month thereafter, subject to continued employment.

Other Contingently Issuable Shares
In connection with acquisitions in 2019 and 2020, we issued equity instruments to certain employees of the target. Of each such grant of equity instruments, one-fourth will vest on each anniversary of the closing of such transaction until fully vested, subject, in each case, to the employee’s continued employment through such vesting date. The agreement provides for potential adjustments to the equity instrument in the event of corporate transactions.
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

On July 13, 2017, Mr. Ek purchased, through D.G.E. Investments, 1,600,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $6.23, the then-current fair market value per share. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $89.73 per share at any time prior to July 13, 2020. On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates to Mr. Ek, through D.G.E. Investments, upon the effective net settlement of 1,600,000 warrants that were granted on July 13, 2017.
On July 1, 2019, Mr. Ek purchased, through D.G.E. Investments, 800,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $20.61, the then-current fair market value per share. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $190.09 per share at any time prior to July 1, 2022.
The warrants are subject to adjustment upon certain corporate events.
Compensation Tables
2020 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2020, 2019 and 2018.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)		Total ($)
Daniel Ek (CEO)	2020	—	(3)	—	(3)	—	—	490,334	(4)	490,334
	2019	—	(3)	—	(3)	—	—	336,462		336,462
	2018	—	(3)	—	(3)	—	—	2,220		2,220
Barry McCarthy (Former CFO)(5)	2020	23,333		—		403,600	—	—		426,933
	2019	560,000		—		6,682,200	—	8,400		7,250,600
	2018	560,000		—		5,000,341	—	2,220		5,562,561
Paul Vogel (CFO)(6)	2020	595,386		—		1,663,708	1,750,063	8,550		4,017,707
Dawn Ostroff (Chief Content & Advertising Business Officer)	2020	1,000,000		—		2,139,061	6,750,006	87,250	(7)	9,976,317
	2019	1,000,000		1,000,000		1,500,679	3,974,952	8,400		7,484,031
	2018	420,513	(8)	1,000,000		6,499,650	—	10,470		7,930,633
Gustav Söderström (Chief Research & Development Officer)	2020	364,520	(10)	—		6,464,706	—	95,889	(9)	6,925,115
	2019	320,514	(10)	—		6,682,200	—	113,494		7,116,208
	2018	332,963	(10)	—		5,000,341	—	90,949		5,424,253
Alex Norström (Chief Freemium Business Officer)	2020	379,101	(10)	—		2,852,095	3,000,048	102,290	(9)	6,333,534
	2019	333,335	(10)	—		6,002,664	—	91,379		6,427,378
	2018	346,282	(10)	—		4,499,406	—	96,889		4,942,577
________________________
(1)Amounts reflect the grant-date Black-Scholes value of the stock options granted to our named executive officers, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this 20-F.
(2)Amounts reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this 20-F.
(3)As of July 1, 2017, we ceased paying Mr. Ek a base salary; however, the remuneration committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for fiscal years 2018, 2019, or 2020.
(4)For 2020, amount reflects $490,334 for home security services. These 2020 dollar amounts are based on a currency translation of SEK 8.23 per dollar as published by Reuters on December 31, 2020.
(5)Mr. McCarthy retired on January 15, 2020. He continues to serve on our board of directors, which he joined on January 8, 2020. The amounts shown for Mr. McCarthy include compensation earned or paid to him as an employee and as a non-employee director during 2020.
(6)Mr. Vogel’s service as the Company’s Chief Financial Officer commenced January 15, 2020. Amount reflects the actual base salary earned by Mr. Vogel during fiscal year 2020.
(7)Amount reflects $8,550 for Company matching contributions to the 401(k) plan and $78,700 for use of a corporate apartment.
(8)Ms. Ostroff’s service as the Company’s Chief Content & Advertising Business Officer commenced July 31, 2018. Amount reflects the actual base salary paid to Ms. Ostroff during fiscal year 2018.
(9)Amount reflects contributions to the Swedish retirement plan.
(10)Messrs. Söderström and Norström were each paid in Swedish Krona in 2018, 2019, and 2020. The 2018 dollar amounts are based on a currency translation of SEK 9.01 per dollar as published by Reuters on December 31, 2018, and the 2019 dollar amounts are based on a currency translation of SEK 9.36 per dollar as published by Reuters on December 31, 2019. The 2020 dollar amounts are based on a currency translation of SEK 8.23 per dollar as published by Reuters on December 31, 2020. The amounts include vacation pay received by Messrs. Söderström and Norström pursuant to Swedish standards.
Grants of Plan-Based Awards in 2020
The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2020:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stocks or Units (# shares)(1)	All Other Option Awards: Number of Securities Underlying Options (# shares)(1)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Daniel Ek	—	—	—	—	—
Barry McCarthy	05/29/2020	—	15,033	271.40	403,600
Paul Vogel	03/01/2020	—	51,050	137.12	1,663,708
	03/01/2020	12,763	—	—	1,750,063
Dawn Ostroff	03/01/2020	—	65,636	137.12	2,139,061
	03/01/2020	49,227	—	—	6,750,006
Gustav Söderström	03/01/2020	—	198,366	137.12	6,464,706
Alex Norström	03/01/2020	—	87,515	137.12	2,852,095
	03/01/2020	21,879	—	—	3,000,048
________________________
(1)All stock awards were issued under the Company’s Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A. and all option awards were issued under the Company’s Terms and Conditions Governing Employee Stock Options 2020/2025 in Spotify Technology S.A.
(2)Amounts of option awards reflect the grant-date Black-Scholes value of the stock options granted during 2020 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. Amounts of stock awards reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this 20-F.
Outstanding Equity Awards at 2020 Fiscal Year-End
The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020:

		Option Awards					Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)		Market Value of Ordinary Shares That Have Not Vested ($)(4)
Daniel Ek	—	—	—		—	—	—		—
Barry McCarthy	05/29/2020	—	15,033	(3)	271.40	05/29/2025	—		—
Paul Vogel	03/01/2017	1,520	—		50.70	03/01/2022	—		—
	03/01/2018	19,000	9,520	(1)	123.13	03/01/2023	—		—
	03/01/2019	9,271	11,920	(1)	138.00	03/01/2024	—		—
	03/01/2019	—	—		—	—	2,981	(5)	938,001
	03/01/2020	9,572	41,478	(2)	137.12	03/01/2025	—		—
	03/01/2020	—	—		—	—	10,370	(6)	3,263,024
Dawn Ostroff	08/01/2018	16,718	41,795	(1)	180.12	03/31/2023	—		—
	03/01/2019	3,200	21,604	(2)	138.00	03/01/2024	—		—
	03/01/2019	—	—		—		16,203	(5)	5,098,436
	03/01/2020	5,469	53,329	(2)	137.12	03/01/2025	—		—
	03/01/2020	—	—		—		39,997	(6)	12,585,456
Gustav Söderström	03/01/2017	155,280	—		50.70	03/31/2022	—		—
	03/01/2018	109,000	36,360	(1)	123.13	03/31/2023	—		—
	03/01/2019	74,818	96,196	(2)	138.00	03/01/2024	—		—
	03/01/2020	37,194	161,172	(2)	137.12	03/01/2025	—
Alex Norström	03/01/2017	195,600	—		50.70	03/31/2022	—		—
	03/01/2018	98,080	32,720	(1)	123.13	03/31/2023	—		—
	03/01/2019	67,210	86,413	(2)	138.00	03/01/2024	—		—
	03/01/2020	16,409	71,106	(2)	137.12	03/01/2025	—		—
	03/01/2020	—	—		—	—	17,776	(6)	5,593,396
________________________
(1)Of each option grant, 3/16ths of the total number of options granted vested on the first day of any of March 1, June 1, September 1, or December 1 falling more than three months from the grant date and thereafter 1/16th vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment.
(2)Of each option grant, 3/48ths of the total number of options granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment.
(3)Of each option grant, 1/4th of the total number of options granted vest on the first February 15th following the date of grant, and thereafter 1/4th of the total number of options granted vests on each February 15th thereafter, subject to continued service on the board of directors.
(4)Values were calculated based on a $314.66 closing price of our ordinary shares, as reported on the NYSE on December 31, 2020.
(5)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2019 and thereafter 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
(6)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2020 and thereafter 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
2020 Option Exercises and Stock Vested
The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2020:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Ordinary Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(2)
Daniel Ek	65,480	10,063,761	—		—
Barry McCarthy	857,467	77,715,169	—		—
Paul Vogel	35,520	5,248,989	3,717	(3)	838,253
Dawn Ostroff	95,672	7,904,134	16,430	(4)	3,662,520
Gustav Söderström	98,800	19,222,840	—		—
Alex Norström	30,000	6,510,300	4,103	(5)	971,750
(1)Represents the difference between the market value per share of the shares acquired on exercise, as determined based on the closing price of our ordinary shares as reported on the NYSE on the date of exercise, and the exercise price of the option.
(2)Value realized is calculated based on the closing price of our ordinary shares as reported on the NYSE on the date of vesting.
(3)Includes 1,823 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Vogel related to the vesting of such shares.
(4)Includes 7,858 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Ms. Ostroff related to the vesting of such shares.
(5)Includes 2,295 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Norström related to the vesting of such shares.
Non-Employee Director Compensation
Similarly to our executive compensation decisions, the remuneration committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group (as described above in “—Engagement of Compensation Consultant”). Our non-employee directors are also eligible to participate in our new incentive mix program, which provides our non-employee directors with maximum flexibility and individual autonomy, by allowing our non-employee directors to have the ability to choose their own composition of long-term incentive awards each year. For further information on our incentive mix program, please see “—Long Term Incentives” above. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, subject to payment by the holder of the nominal value per ordinary share, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.
In 2020, each of our non-employee directors participated in the incentive mix program. The following table shows the dollar amount of incentive compensation allocated to each named executive officer, as well as the allocations chosen by each such individual:

Name	Aggregate Long-Term Incentive Award Dollar Value ($)	2020 At-the-Money Stock Option Allocation	2020 Out-of-the-Money Stock Option Allocation	2020 RSU Allocation	2020 Cash Allocation ($)
Martin Lorentzon	340,000	3,758	7,517	—	—
Christopher Marshall	340,000	7,517	—	—	—
Shishir Mehrotra	340,000	—	11,275	470	—
Heidi O’Neill	340,000	—	—	1,879	—
Ted Sarandos	340,000	3,758	—	940	—
Thomas Staggs	360,000	7,959	—	—	—
Cristina Stenbeck	340,000	—	3,758	1,409	—
Padmasree Warrior	340,000	3,758	—	—	153,000
2020 Director Compensation
The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2020:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Stock Options ($)(3)	Total ($)(4)
Martin Lorentzon	—	—	379,649	379,649
Christopher Marshall	—	—	355,725	355,725
Shishir Mehrotra	—	85,037	302,706	387,743
Heidi O’Neill	—	339,967	—	339,967
Ted Sarandos	—	170,074	177,836	347,910
Thomas Staggs	—	—	376,642	376,642
Cristina Stenbeck	—	254,930	100,891	355,821
Padmasree Warrior	153,000	—	177,836	330,836
________________________
(1)Mr. Ek serves on our board of directors. His compensation is fully reflected in the Summary Compensation Table.
(2)Amounts reflect the aggregate grant-date fair value of the RSUs computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual.
(3)Amounts reflect the aggregate grant-date Black-Scholes value of the stock options granted during 2020 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this 20-F.
(4)The table below shows the aggregate numbers of stock awards and stock options held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020.

Name	Restricted Stock Units Outstanding at Fiscal Year End	Stock Options Outstanding at Fiscal Year End
Martin Lorentzon	2,051	29,877
Christopher Marshall	2,051	21,469
Shishir Mehrotra	2,956	25,227
Heidi O’Neill	4,918	2,325
Ted Sarandos	2,991	17,710
Thomas Staggs	2,573	15,345
Cristina Stenbeck	4,768	8,409
Padmasree Warrior	2,051	8,409
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
The following table sets forth, as of December 31, 2020 (except where noted), the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner of more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of December 31, 2020, the registrar and transfer agent for our Company reported that 137,073,270 of our ordinary shares were held by 292 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States. Our beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights; however, each beneficiary certificate entitles its holder to one vote.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of December 31, 2020. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options, warrants, and RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 190,212,847 total ordinary shares and 365,014,840 total beneficiary certificates outstanding as of December 31, 2020.

	Ordinary Shares		Beneficiary Certificates(7)		Percent of Total Voting Power
Name	Number	Percent	Number	Percent
Daniel Ek(1)(6)	32,773,691	17.2%	153,417,220	—%	33.5%
Martin Lorentzon(2)	21,176,660	11.1%	211,597,620	—%	41.9%
Baillie Gifford & Co(3)	20,795,970	10.9%	—	—	3.8%
Morgan Stanley(4)	13,385,493	7.0%	—	—	2.4%
T. Rowe Price(5)	11,478,209	6.0%	—	—	2.1%
Tencent(6)	16,631,969	8.7%	—	—	*	(8)
________________________
(1)Includes 15,341,722 ordinary shares that are held by D.G.E. Investments. Also includes 800,000 ordinary shares issuable pursuant to warrants that are held of record by D.G.E. Investments that are exercisable or settled within 60 days of December 31, 2020. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding and D.G.E. Investments is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.
(2)Includes 21,159,762 ordinary shares held by Rosello. Also includes 12,121 ordinary shares issuable pursuant to options and 445 ordinary shares issuable pursuant to RSUs that are held of record by Mr. Lorentzon that, in each case, are exercisable or settled within 60 days of December 31, 2020. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Based on information reported on Schedule 13G, as filed by Baillie Gifford & Co (Scottish partnership) (“Baillie Gifford”) with the SEC on January 8, 2021, Baillie Gifford has the following powers with respect to our ordinary shares: (i) sole voting power: 15,299,983; (ii) shared voting power: 0; (c) sole dispositive power: 20,795,970; and (iv) shared dispositive power: 0. The business address for Baillie Gifford is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(4)Based on information reported on Schedule 13G, as filed jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. (collectively, “Morgan Stanley”) with the SEC on February 14, 2020, Morgan Stanley has the following powers with respect to our ordinary shares: (i) sole voting power: 0; (ii) shared voting power: 11,341,616; (c) sole dispositive power: 0; and (iv) shared dispositive power: 13,385,493. The business address for Morgan Stanley is 1585 Broadway, New York, NY 10036.
(5)Based on information reported on Schedule 13G, as filed by T. Rowe Price Associates, Inc. (“T. Rowe Price ”) with the SEC on February 14, 2020, T. Rowe Price has the following powers with respect to our ordinary shares: (i) sole dispositive power: 4,656,535; (ii) shared voting power: 0; (iii) sole dispositive power: 11,478,209; and (iv) shared dispositive power: 0. The business address of T. Rowe Price is 100 E. Pratt St, Baltimore, MD 21202.
(6)Includes 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, 3,227,920 ordinary shares held of record by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited received in connection with a distribution in kind of the Company’s ordinary shares by a fund in which an affiliate of Distribution Pool Limited is a limited partner. Tencent is also the majority equity holder of TME, which is the sole shareholder of TME Hong Kong. Each of Image Frame, Tencent Mobility Limited, and Distribution Pool Limited is wholly owned by Tencent Holdings Limited ("Tencent"). As such, Tencent may be deemed to share beneficial ownership of the ordinary shares held of record by each of TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. The address for Tencent is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(7)Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 365,014,840 beneficiary certificates outstanding as of December 31, 2020. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Item 10.B. Memorandum and Articles of Association.”
(8)Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.
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
Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants” and Note 26 to the consolidated financial statements for a description of the transactions relating to the warrants purchased by Messrs. Ek and Lorentzon.
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
Legal or arbitration proceedings
Refer to Notes 23 and 25 of the consolidated financial statements included elsewhere in this report for information regarding provisions made for legal proceedings.
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
B. Significant Changes
There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 28 of the consolidated financial statements elsewhere in this annual report for details of events after the reporting period.
Item 9. The Offer and Listing
A. Offer and Listing Details
Our ordinary shares are listed on the NYSE under the symbol “SPOT.”
B. Plan of Distribution
Not applicable.
C. Markets
Our ordinary shares are listed and traded on the NYSE.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
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
See Exhibit 2.1 to this Annual Report on Form 20-F for more information.
C. Material Contracts
The following is a summary of each material agreement, other than material agreements entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this report:

•Subscription Agreement by and among TME, TME Hong Kong, Spotify Technology S.A., and Spotify AB, dated as of December 8, 2017, pursuant to which TME issued shares of TME to Spotify, and Spotify issued ordinary shares of Spotify to an affiliate of TME.
•Investor Agreement by and among Spotify Technology S.A., TME, TME Hong Kong, Tencent, Image Frame, and with respect to certain sections only, D.G.E. Investments and Rosello, dated as of December 15, 2017, pursuant to which an affiliate of Tencent purchased ordinary shares of Spotify through a secondary purchase. Additionally, pursuant to this Investor Agreement, D.G.E. Investments, an entity indirectly wholly owned by Mr. Ek, shall have the sole and exclusive right to vote, in its sole and absolute discretion, any of our securities beneficially owned by the Tencent Investors or their controlled affiliates on all proposals, resolutions, and other matters for which a vote, consent, or other approval (including by written consent) of the holders of our securities is sought or upon which such holders are otherwise entitled to vote or consent.
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
E. Taxation
Luxembourg Tax Considerations
The following is an overview of certain material Luxembourg tax consequences of purchasing, owning, and disposing of the ordinary shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own, or deposit our ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our ordinary shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our ordinary shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), and personal income tax (impôt sur le revenu des personnes physiques) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
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
Dividends and other payments derived from ordinary shares by the Company are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. Where the conditions of the participation exemption are not satisfied, a tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable but deductible as an operating expense from the tax base.
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
Capital gains realized by the Company on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the Company if at the time the capital gain is realized, the Company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10%, or (ii) of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are defined as the difference between the price for which shares have been disposed of and the lower of their cost or book value.
Withholding Tax
Dividends paid by us to the holders of our ordinary shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the Luxembourg domestic withholding tax exemption, and, to the extent withholding tax applies to Luxembourg entities, we are responsible for withholding amounts corresponding to such taxation at its source.
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
No withholding tax is levied on capital gains and liquidation proceeds. However, capital gains realized by a non-resident shareholder on the disposal of shares held in a Luxembourg company may be subject to Luxembourg CIT if they are deemed to be speculative (i.e. if shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition).
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
U.S. Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, or holders that actually or constructively own 10% or more of the total voting power or value of our ordinary shares.
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
FATCA
Provisions under Sections 1471 through 1474 of the Internal Revenue Code and applicable U.S. Treasury regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Luxembourg, implemented by the Luxembourg law dated July 24, 2015 and amended on June 18, 2020, which modifies the FATCA withholding regime described above. Under the regulations, any withholding on foreign passthru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these regulations are not final, taxpayers generally may rely on them until final regulations are issued. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Luxembourg IGA and any non-U.S. legislation implementing FATCA on the investment in our ordinary shares.
F. Dividends and Paying Agents
Not applicable.
G. Statements by Experts
Not applicable.
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
We announce material financial information to our investors using our Investors website (investors.spotify.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our services, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the channels listed on our Investors website. Information contained on our website is not part of this annual report on Form 20-F or any other filings we make with the SEC.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.
Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long-term investments. Refer to Part II Item IA. “Risk Factors” in this document for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.
Financial risk management
Our operations are exposed to financial risks. To manage these risks efficiently, we have established guidelines in the form of a treasury policy that serves as a framework for the daily financial operations. The treasury policy stipulates the rules and limitations for the management of financial risks.
Financial risk management is centralized within Treasury who are responsible for the management of financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve. Treasury operates within the limits and policies authorized by the board of directors.
Currency Risk
Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates due to the COVID-19 pandemic, in particular a weakening of foreign currencies relative to the Euro may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.
We will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to our investment in TME.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.
The table below shows the immediate impact on net income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2020. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2020	SEK	USD
	(in € millions)
(Increase)/decrease in loss before tax	(13)	67
Translation Exposure Sensitivity
The impact on our equity would be approximately €105 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2020.
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow.
Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €6 million for the year ended December 31, 2020.
Share Price Risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the outstanding warrants.
The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% would have resulted in a range of €72 million to €106 million at December 31, 2020.
The impact on the accrual for social costs on outstanding share-based compensation awards of an increase or decrease in the Company’s ordinary share price of 10% would have resulted in a change of €27 million at December 31, 2020.
Investment Risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. The impact on the fair value of the our long term investment in TME using reasonably possible alternative assumptions with an increase or decrease of TME’s share price used to value our equity interest of 10% results in a range of €2,005 million to €2,451 million at December 31, 2020.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective at the reasonable assurance level.
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young AB, an independent registered public accounting firm, as stated in their report that is included herein.
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
D. Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting despite the fact that our employees are currently working remotely due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 situation to minimize the impact of the pandemic on the design and operating effectiveness of our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Thomas Staggs is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of directors, officers, employees, consultants and others working on our behalf, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Spotify Code of Conduct and Ethics is available on our website at investors.spotify.com. We updated the Spotify Code of Conduct and Ethics in December 2020 to introduce, among other changes, guidelines for internal communications. We did not grant any waivers to the Spotify Code of Conduct and Ethics during the year ended December 31, 2020.
Item 16C. Principal Accountant Fees and Services
Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2020 and 2019, respectively.  The following table summarizes the charge for professional fees rendered in those periods:

	2020	2019
	(in € thousands)
Audit fees	5,179	4,920
Audit-related fees	100	425
Tax fees	4	82
All other fees	—	—
Total	5,283	5,427
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
All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2020 and 2019 were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In November 2018, the board of directors approved a share repurchase program of the Company’s ordinary shares up to the amount of $1.0 billion. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized by the Company’s general meeting of shareholders on April 21, 2016. The authorization to repurchase will expire on April 21, 2021 unless renewed by decision of a general meeting of shareholders of the Company. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company's capital allocation strategy of prioritizing investment to grow the business over the long term.

2020	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	—		$—		—	$427,748,748
February	—		$—		—	$427,748,748
March	—		$—		—	$427,748,748
April	2,012,200	(2)	$—	(3)	—	$427,748,748
May	—		$—		—	$427,748,748
June	—		$—		—	$427,748,748
July	2,026,000	(2)	$—	(4)	—	$427,748,748
August	—		$—		—	$427,748,748
September	—		$—		—	$427,748,748
October	—		$—		—	$427,748,748
November	1,000,000	(2)	$—	(5)	—	$427,748,748
December	—		$—		—	$427,748,748
Total	5,038,200		$—		—	$427,748,748
(1)The column includes all the shares repurchased as a part of the repurchase program announced on November 5, 2018, as further described above. As of December 31, 2020, we had repurchased a total of approximately $572 million under the share repurchase program.
(2)On April 6, 2020, July 10, 2020, and November 5, 2020, the Company issued ordinary shares to our Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans.
(3)Price paid per share is equal to the USD equivalent of par value, or $0.000674 per share, as of the date of purchase.
(4)Price paid per share is equal to the USD equivalent of par value, or $0.000706 per share, as of the date of purchase.
(5)Price paid per share is equal to the USD equivalent of par value, or $0.000739 per share, as of the date of purchase
During the year ended December 31, 2020, the average price paid per share for share repurchases was equal to par value of €0.000625. As of December 31, 2020, the maximum value of shares that may yet be purchased under the share repurchase program is approximately €350 million, translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on December 31, 2020.
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
Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a remuneration committee comprised of three members, and we believe that all of the committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee.
Shareholder Approval of Equity Plans—The NYSE rules require shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto, but as a foreign private issuer we are permitted to follow home country practice in lieu of those rules. Under home country practice, shareholder approval of stock option plans and other equity compensation arrangements is not required; however, we are required to seek shareholder approval of the compensation paid to our directors. The Company’s Board of Directors approves the stock option plans and other equity compensation arrangements that do not require shareholder approval under our home country practice.
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

2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (filed as Exhibit 2.1 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 12, 2020, File No. 001-38438, and incorporated herein by reference).

4.1
Form of Terms and Conditions for Warrants 2019 in Spotify Technology S.A. (filed as Exhibit 4.1 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 12, 2020, File No. 001-38438, and incorporated herein by reference).

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

4.4	Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A., dated April 1, 2021.

4.5
First Amendment to Terms and Conditions Governing Employee Stock Options 2020/2025 and Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated December 2, 2020.

4.6
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

4.14	Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021.

4.15
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

4.22
Terms and Conditions Governing Director Stock Options 2020/2025 in Spotify Technology S.A., dated April 22, 2020 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2020, File No. 333-237908, and incorporated herein by reference).

4.23
Terms and Conditions Governing Director Stock Options 2019/2023 in Spotify Technology S.A., dated April 19, 2019 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2019, File No. 333-231102, and incorporated herein by reference).

4.24
Terms and Conditions Governing Director Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated April 22, 2020 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2020, File No. 333-237908, and incorporated herein by reference).

4.25
Terms and Conditions Governing Director Restricted Stock Units 2019/2023 in Spotify Technology S.A., dated April 19, 2019 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2019, File No. 333-231102, and incorporated herein by reference).

4.26
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

4.28
Terms and Conditions Governing Director Restricted Stock Units 2016/2020 in Spotify Technology S.A., dated September 30, 2016 (filed as Exhibit 10.15 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.29
The Echo Nest Corporation 2007 Stock Option and Grant Plan (filed as Exhibit 10.16 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.30
Form of Incentive Stock Option Agreement under The Echo Nest Corporation 2007 Stock Option and Grant Plan, by and between The Echo Nest Corporation and optionees (filed as Exhibit 10.17 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.31	Terms and Conditions Governing Consultant Stock Options 2021/2026 in Spotify Technology S.A., dated April 1, 2021.

4.32
First Amendment to Terms and Conditions Governing Consultant Stock Options 2020/2025 and Terms and Conditions Governing Consultant Restricted Stock Units 2020/2025 in Spotify Technology S.A., December 2, 2020.

4.33
Terms and Conditions Governing Stock Options for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.3 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.34	Terms and Conditions Governing Consultant Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021.

4.35
Terms and Conditions Governing Restricted Stock Units for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.4 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.36
Form of Notice of Conversion of Echo Nest Stock Options, by and between Spotify Technology S.A. and certain employees (filed as Exhibit 10.18 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.37
Form of Restricted Consideration Agreement, by and between Spotify Technology S.A. and restricted sellers (filed as Exhibit 10.19 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

13.2*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

15.1	Consent of Ernst & Young AB.

101	Interactive Data Files.
* Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spotify Technology S.A.

	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer

Date: February 5, 2021
***

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Spotify Technology S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Spotify Technology S.A. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 5, 2021 expressed an unqualified opinion thereon.

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

Cost of revenue and rights holder liabilities

Description of the Matter
For the year ended December 31, 2020, the Company’s cost of revenue was €5,865 million, trade payables was €434 million and accrued fees to rights holders was €1,265 million. As explained in Note 2 in the consolidated financial statements, cost of revenue and rights holder liabilities consist predominantly of royalty and distribution costs related to content streaming. Royalties are typically calculated using negotiated or statutory rates and are based on revenue, user/usage measures, or a combination of these. Calculation variables include the country, product, license holder and size of user base.

Auditing cost of revenue and rights holder liabilities was complex due to the number of royalty calculation variables in addition to the Company’s complex IT systems and a significant volume of data. There was significant auditor judgment related to circumstances where rights holders have allowed the use of their content while negotiations of the terms and conditions or determination of statutory rates are ongoing and in circumstances where rights holders have several years to claim royalties for musical compositions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s processes to determine cost of revenue and rights holder liabilities. For example, we tested controls specific to the calculation of royalties, calculation variables and IT systems. Additionally, we tested controls over estimates and judgments used to determine royalties where rights holders have allowed the use of their content while negotiations or determination of rates are ongoing, and where rights holders have several years to claim.

We performed the following audit procedures, among others, related to cost of revenue and rights holder liabilities: recalculated royalty cost amounts, tested calculation variables, tested claim data and performed sensitivity analyses. Additionally, we evaluated the appropriateness and consistency of management’s estimates and assumptions, used to determine royalties where rights holders allowed the use of their content while negotiations or determination of rates are ongoing, and where rights holders have several years to claim.

/s/ Ernst & Young AB
We have served as the Company’s auditor since 2015.
Stockholm, Sweden
February 5, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Spotify Technology S.A.

Opinion on Internal Control Over Financial Reporting
We have audited Spotify Technology S.A.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Spotify Technology S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated February 5, 2021 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
/s/ Ernst & Young AB
Stockholm, Sweden
February 5, 2021

Consolidated statement of operations
for the year ended December 31
(in € millions, except share and per share data)

	Note	2020	2019	2018
Revenue	4	7,880	6,764	5,259
Cost of revenue		5,865	5,042	3,906
Gross profit		2,015	1,722	1,353
Research and development		837	615	493
Sales and marketing		1,029	826	620
General and administrative		442	354	283
		2,308	1,795	1,396
Operating loss		(293)	(73)	(43)
Finance income	9	94	275	455
Finance costs	9	(510)	(333)	(584)
Share in losses of associate		—	—	(1)
Finance income/(costs) - net		(416)	(58)	(130)
Loss before tax		(709)	(131)	(173)
Income tax (benefit)/expense	10	(128)	55	(95)
Net loss attributable to owners of the parent		(581)	(186)	(78)
Net loss per share attributable to owners of the parent
Basic	11	(3.10)	(1.03)	(0.44)
Diluted	11	(3.10)	(1.03)	(0.51)
Weighted-average ordinary shares outstanding
Basic	11	187,583,307	180,960,579	177,154,405
Diluted	11	187,583,307	180,960,579	181,210,292
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive (loss)/income
for the year ended December 31
(in € millions)

	Note	2020	2019	2018
Net loss attributable to owners of the parent		(581)	(186)	(78)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	18, 24	4	5	1
Change in net unrealized gain or loss on cash flow hedging instruments	18, 24	1	(3)	(1)
Exchange differences on translation of foreign operations	18	(43)	4	(8)
Items not to be subsequently reclassified to consolidated statement of operations (net of tax):
Gain/(loss) in the fair value of long term investments	18, 24	615	(117)	572
Other comprehensive income/(loss) for the year (net of tax)		577	(111)	564
Total comprehensive (loss)/income for the year attributable to owners of the parent		(4)	(297)	486
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position
As at December 31
(in € millions)

	Note	2020	2019
Assets
Non-current assets
Lease right-of-use assets	12	444	489
Property and equipment	13	313	291
Goodwill	14	736	478
Intangible assets	14	97	58
Long term investments	24	2,277	1,497
Restricted cash and other non-current assets	15	78	69
Deferred tax assets	10	15	9
		3,960	2,891
Current assets
Trade and other receivables	16	464	402
Income tax receivable	10	4	4
Short term investments	24	596	692
Cash and cash equivalents	24	1,151	1,065
Other current assets	17	151	68
		2,366	2,231
Total assets		6,326	5,122
Equity and liabilities
Equity
Share capital	18	—	—
Other paid in capital	18	4,583	4,192
Treasury shares	18	(175)	(370)
Other reserves	18	1,687	924
Accumulated deficit		(3,290)	(2,709)
Equity attributable to owners of the parent		2,805	2,037
Non-current liabilities
Lease liabilities	12	577	622
Accrued expenses and other liabilities	22	42	20
Provisions	23	2	2
Deferred tax liabilities	10	—	2
		621	646
Current liabilities
Trade and other payables	21	638	549
Income tax payable	10	9	9
Deferred revenue	4	380	319
Accrued expenses and other liabilities	22	1,748	1,438
Provisions	23	20	13
Derivative liabilities	24	105	111
		2,900	2,439
Total liabilities		3,521	3,085
Total equity and liabilities		6,326	5,122
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(in € millions, except share data)

	Note	Number of ordinary shares outstanding	Share capital	Treasury shares	Other paid in capital	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2018		167,258,400	—	—	2,488	177	(2,427)	238
Loss for the year		—	—	—	—	—	(78)	(78)
Other comprehensive income		—	—	—	—	564	—	564
Issuance of ordinary shares		5,776,920	—	—	4	—	—	4
Repurchases of ordinary shares	18	(6,427,271)	—	(77)	—	—	—	(77)
Issuance of shares upon exercise of stock options and restricted stock units	18	4,816,072	—	—	163	—	—	163
Restricted stock units withheld for employee taxes		—	—	—	—	(2)	—	(2)
Issuance of shares upon exchange of Convertible Notes	20	9,431,960	—	—	1,146	—	—	1,146
Share-based compensation	19	—	—	—	—	88	—	88
Income tax impact associated with share-based payments	10	—	—	—	—	48	—	48
Balance at December 31, 2018		180,856,081	—	(77)	3,801	875	(2,505)	2,094
Cumulative effect adjustment in connection with the adoption of IFRS 16	12	—	—	—	—	—	(18)	(18)
Balance at January 1, 2019		180,856,081	—	(77)	3,801	875	(2,523)	2,076
Loss for the year		—	—	—	—	—	(186)	(186)
Other comprehensive loss		—	—	—	—	(111)	—	(111)
Repurchases of ordinary shares		(3,679,156)	—	(433)	—	—	—	(433)
Issuance of shares upon exercise of stock options and restricted stock units	18	3,557,405	—	140	14	—	—	154
Issuance of shares upon exercise of, or net settlement of, warrants	24	3,591,627	—	—	377	—	—	377
Issuance of share-based compensation in conjunction with business combinations	5	—	—	—	—	13	—	13
Restricted stock units withheld for employee taxes		—	—	—	—	(6)	—	(6)
Share-based compensation	19	—	—	—	—	127	—	127
Income tax impact associated with share-based payments	10	—	—	—	—	26	—	26
Balance at December 31, 2019		184,325,957	—	(370)	4,192	924	(2,709)	2,037
Loss for the year		—	—	—	—	—	(581)	(581)
Other comprehensive income		—	—	—	—	577	—	577
Issuance of ordinary shares	26	5,038,200	—	—	—	—	—	—
Repurchases of ordinary shares	18	(5,038,200)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	18	4,802,847	—	195	124	—	—	319
Issuance of shares upon exercise of, or net settlement of, warrants	24	1,084,043	—	—	267	—	—	267
Restricted stock units withheld for employee taxes		—	—	—	—	(29)	—	(29)
Share-based compensation	19	—	—	—	—	181	—	181
Income tax impact associated with share-based payments	10	—	—	—	—	34	—	34
Balance at December 31, 2020		190,212,847	—	(175)	4,583	1,687	(3,290)	2,805
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
for the year ended December 31
(in € millions)

	Note	2020	2019	2018
Operating activities
Net loss		(581)	(186)	(78)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment and lease right-of-use assets	12 , 13	86	71	21
Amortization of intangible assets	14	25	16	11
Share-based compensation expense	19	176	122	88
Finance income	9	(94)	(275)	(455)
Finance costs	9	510	333	584
Income tax (benefit)/expense	10	(128)	55	(95)
Other		7	13	8
Changes in working capital:
Increase in trade receivables and other assets		(187)	(27)	(61)
Increase in trade and other liabilities		425	454	291
Increase in deferred revenue		73	59	38
Increase/(decrease) in provisions		6	(35)	(17)
Interest paid on lease liabilities		(55)	(37)	—
Interest received		4	14	18
Income tax paid		(8)	(4)	(9)
Net cash flows from operating activities		259	573	344
Investing activities
Business combinations, net of cash acquired	5	(336)	(331)	(9)
Purchases of property and equipment	13	(78)	(135)	(125)
Purchases of short term investments	24	(1,354)	(901)	(1,069)
Sales and maturities of short term investments	24	1,421	1,163	1,226
Change in restricted cash	15	2	2	(10)
Other		(27)	(16)	(35)
Net cash flows used in investing activities		(372)	(218)	(22)
Financing activities
Payments of lease liabilities	12	(24)	(17)	—
Lease incentives received	12	20	15	—
Repurchases of ordinary shares	18	—	(438)	(72)
Proceeds from exercise of stock options	19	319	154	163
Proceeds from exercise of warrants	24	—	74	—
Proceeds from issuance of warrants	24	—	15	—
Other		(30)	(6)	1
Net cash flows from/(used in) financing activities		285	(203)	92
Net increase in cash and cash equivalents		172	152	414
Cash and cash equivalents at January 1	24	1,065	891	477
Net foreign exchange (losses)/gains on cash and cash equivalents		(86)	22	—
Cash and cash equivalents at December 31,	24	1,151	1,065	891
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	5	32	2	—
Lease right-of-use assets obtained in exchange for lease liabilities	12	29	136	—
Purchases of property and equipment in trade and other payables	13	16	14	23
Issuance of shares upon exercise of, or effective net settlement of, warrants	24	267	303	—
Issuance of shares upon exchange of Convertible Notes	24	—	—	1,145
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2020 consolidated financial statements
1.    Corporate information
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
(a)Basis of preparation
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
(b)Basis of consolidation
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
(c)Foreign currency translation
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
Group companies
The results and financial position of all the Group entities that have a functional currency different from the Group's reporting currency are translated into Euro as follows:
•Assets and liabilities are translated at the closing rate at the reporting date;

•Income and expenses for each statement of operation are translated at average exchange rates; and
•All resulting exchange differences are recognized in other comprehensive income/(loss).
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date.
(d)Revenue recognition
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
Ad-Supported revenue
The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions and podcast downloads. The Group enters into arrangements with advertising agencies that purchase advertising on its platform on behalf of the agencies’ clients, or enters into arrangements directly with advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”), a submission of order placements through a self-serve platform that includes the online acceptance of terms and conditions, or contracts that specify the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. Revenue is recognized over time based on the number of impressions delivered. The Group also may offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on expected performance and historical data and result in a reduction of revenue recognized.
Additionally, the Group generates Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange. Revenue is recognized over time when impressions are delivered on the platform.
(e)Advertising credits
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
(f)Business combinations
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

In some business combinations, the Group will replace awards held by the employees of the acquiree with its share-based compensation awards, whereby the vesting of the Group’s replacement awards is contingent on continued employment with the Group. Replacements of share-based compensation awards are accounted for as modifications of the acquiree’s existing share-based compensation awards. The value of the replaced acquiree award at acquisition date that relates to pre-combination service is accounted for as part of the consideration transferred. The excess of the value of the Group’s replacement award over the amount attributed to pre-combination services is recognized in the consolidated statement of operations, together with a corresponding credit to other reserves in equity, over the period in which the service conditions are fulfilled.
Acquisition-related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of operations as they are incurred.
(g)Cost of revenue
Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. The Group incurs royalty costs paid to record labels, music publishers, and other rights holders for the right to stream music to the Group’s users. Royalties are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability requires complex IT systems and a significant volume of data and is subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Users to Premium Subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In such situations, royalties are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions, and therefore, estimates of the royalties payable are made until payments are made. The Group has certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements, for which the Group cannot reliably predict the underlying expense, the Group will expense the minimum guarantee on a straight-line basis over the term of the arrangement. The Group also has certain royalty arrangements where the Group would have to make additional payments if the royalty rates were below those paid to other similar licensors (most favored nation clauses). For rights holders with this clause, a comparison is done of royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payables to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that the Group will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue. Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as the amortization of podcast content assets over their useful economic life, which starts at the release of each episode.  In most cases, amortization is on an accelerated basis.
(h)Research and development expenses
Research and development expenses are primarily comprised of costs incurred for development of products related to the Group’s platform and service, as well as new advertising products and improvements to the Group’s mobile app, desktop, and streaming services. The costs incurred include related employee compensation and benefits, facility costs, IT costs and consulting costs.
(i)Sales and marketing expenses
Sales and marketing expenses are primarily comprised of employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, live events and trade shows, amortization of trade name and podcast publisher relationship intangible assets, the cost of working with record labels and artists to promote the availability of new releases on the Group’s platform, and the costs of providing free trials of the Premium Service. Expenses included in the costs of providing free trials are primarily derived from per user royalty fees determined in accordance with the rights holder agreements.

(j)General and administrative expenses
General and administrative expenses are comprised primarily of employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, officers’ liability insurance, director fees, and fair value adjustments on contingent consideration.
(k)Income tax
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operations except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
(i)Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.
(ii)Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Temporary differences related to investments in subsidiaries, and associates to the extent that the Group is able to control the timing of the reversal of the temporary differences, and it is probable that they will not reverse in the foreseeable future; and
•Taxable temporary differences arising on the initial recognition of goodwill.
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
Deferred tax assets and liabilities are offset only if certain criteria are met, such as when there is a legally enforceable right to offset.
(l)Leases
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
Policy applicable from January 1, 2019
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:
–The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
–The Group has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
–The Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
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
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and fourteen years.
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
(m)Property and equipment
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
After assets are placed into service, depreciation is charged so as to allocate the cost of assets less their residual value over their estimated useful lives, using the straight-line method as follows:
•Property and equipment: 3 to 5 years
•Leasehold improvements: shorter of the lease term or useful life
The assets’ residual values, useful lives, and depreciation methods are reviewed annually and adjusted prospectively if there is an indication of a significant change. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of operations when the asset is derecognized.
(n)Intangible assets
Acquired intangible assets other than goodwill comprise acquired developed technology, trade names, podcast publisher relationships, and patents. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.
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
Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 3 to 5 years for technology, 3 to 8 years for trade names and trademarks, and 10 years for podcast publisher relationships, and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of operations in the expense category consistent with the function of the intangible assets.
(o)Goodwill
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
(p)Impairment of non-financial assets
Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of operations consistent with the function of the assets, for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period.
(q)Financial instruments
(i)Financial assets
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
Subsequent measurement
After initial measurement, short term investments are primarily measured at fair value with unrealized gains or losses recognized in other comprehensive income and credited in other reserves within equity until the investment is derecognized, at which time, the cumulative gain or loss is recognized in finance income/costs. Interest earned whilst holding the short term investments is reported as interest income using the effective interest method. Interest income and foreign exchange revaluation are recognized in the statement of operations in the same manner as all other financial assets.
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
(ii)Financial liabilities
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
(iii)Fair value measurements
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Group’s market assumptions. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, are described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
•Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
•Level 3: techniques which use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions.
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

(iv)Foreign exchange forward contracts
The Group designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met. The Group recognizes these foreign exchange forward contracts as either assets or liabilities on the statement of financial position and are measured at fair value at each reporting period. Assets and liabilities are offset and the net amount is presented in the statement of financial position when the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and derivative liabilities on the consolidated statement of financial position, respectively. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of equity and subsequently reclassifies cumulative gains and losses to revenues or cost of revenues, depending on the risk hedged, when the hedged transactions impact the statement of operations. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Group measures these instruments at fair value with changes in fair value recognized in finance income or costs. Refer to Note 24.
(r)Podcast content assets
The Group incurs costs to acquire, license, produce or commission podcasts primarily for inclusion on the Service, with some titles distributed more broadly. We recognize podcast content assets as current assets in the consolidated statement of financial position and related cash flows are presented as operating cash flows. Fees, including license fees, and the direct costs of production including employee compensation and production overheads, external production services and participation minimum guarantees are capitalized. We often enter into multi-year commitments, however, the period between payments and receipt of content is typically less than a year and no borrowing costs are included in direct costs.

Amortization of podcast content assets is recorded in cost of revenue over the shorter of the estimated useful economic life or the license period (if relevant), and begins at the release of each episode. The economic life and expected amortization profile of podcast content assets is estimated by management based on historical listening patterns and is evaluated on an ongoing basis. The Group’s podcast content assets are generally expected to be consumed in less than three years, and typically, on an accelerated basis, as we expect more upfront listening in most cases.
(s)Cash and cash equivalents and restricted cash
Cash and cash equivalents comprise cash on deposit at banks and on hand and highly liquid investments including money market funds with maturities of three months or less at the date of purchase that are not subject to restrictions. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in the consolidated statement of operations. See Note 24.
Cash deposits that have restrictions governing their use are classified as restricted cash, current or non-current, based on the remaining length of the restriction. See Note 15.
(t)Short term investments
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
These investments are classified as debt instruments and are primarily carried at fair value with the unrealized gains and losses reported as a component of equity. Management determines the appropriate classification of investments at the time of purchase and re-evaluates whether the investments pass both the hold to collect and sell and solely payments of principal and interest tests. The short term investments with maturities greater than twelve months are classified as short term when they are intended for use in current operations. The cost basis for investments sold is based upon the specific identification method.

(u)Long term investments
Long term investments consist primarily of non-controlling equity interests in public and private companies where the Group does not exercise significant influence. The majority of the investments are classified as equity instruments carried at fair value through other comprehensive income. Refer to Note 24.
(v)Share capital
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
(w)Share-based compensation
Employees of the Group receive remuneration in the form of share-based compensation transactions, whereby employees render services in consideration for equity instruments.
The cost of equity-settled transactions with employees is determined by the fair value at the date of grant using an appropriate valuation model. The cost is recognized in the consolidated statement of operations, together with a corresponding credit to other reserves in equity, over the period in which the performance and service conditions are fulfilled.
The cumulative expense recognized for equity-settled transactions with employees at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no material modifications to any share-based compensation transactions during 2020, 2019, and 2018.
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
The assumptions and models used for estimating fair value for share-based compensation transactions are disclosed in Note 19.
In many jurisdictions, tax authorities levy taxes on share-based compensation transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Group is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfil this obligation, the terms of the Group’s restricted stock unit arrangements permit the Group to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting of the restricted stock unit. The monetary value of the employee’s tax obligation is recorded as a deduction from Other reserves for the shares withheld.
(x)Employee benefits
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

(y)Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
New and amended standards and interpretations adopted by the Group
The IASB has issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether or not an acquired set of activities and assets is a business. It has also issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies to align the definition of "material" across the standards and to clarify certain aspects of the definition. The Group has adopted these amendments as of January 1, 2020. There was no impact on the Group's accounting policies or the consolidated financial statements. There are no other IFRS or IFRIC interpretations effective as of January 1, 2020 that have a material impact.
New standards and interpretations issued not yet effective
There are no IFRS or IFRS Interpretations Committee ("IFRIC") interpretations that are not effective that are expected to have a material impact.
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
The areas where assumptions and estimates are significant to the consolidated financial statements are:
(i)The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. Prior to April 3, 2018, the fair value was estimated using a model, which required the determination of the appropriate inputs, specifically ordinary share price. Subsequent to the Group’s direct listing, ordinary share price is no longer based on significant assumptions and estimates. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 19.
(ii)Prior to April 3, 2018, the fair value of the Group’s Convertible Notes, warrants, contingent options, and long term investments were estimated using valuation techniques using inputs based on management’s judgment and conditions that existed at each reporting date. On April 3, 2018, the Group derecognized the Convertible Notes and contingent options. Subsequent to December 12, 2018, the fair value of the Group’s investment in TME is based on inputs within Level 1 of the fair value hierarchy as disclosed in Note 2. The assumptions and models used for estimating the fair value of the instruments are disclosed in Note 24.
(iii)The Group has recognized deferred tax assets for fiscal loss carry-forwards, tax credits and deductible temporary differences. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 10.
(iv)In accordance with the accounting policy described in Note 2, the Group annually performs an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 14.
(v)The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In certain jurisdictions, rights holders have several years to claim royalties for musical composition, and therefore, estimates of the royalty accruals are based on available information and historical trends. The determination of royalty accruals requires complex IT systems and a significant volume of data as well as significant judgements, assumptions, and estimates of the amounts to be paid. See Note 22.
(vi)Management makes significant assumptions and estimates when determining the amounts to record for provision for legal contingencies. See Note 23.
(vii)In business combinations, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identified assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. See Note 5.
(viii)As most of the Group's lease agreements do not provide an implicit rate of return, the Group uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. For the Group’s lease agreements that existed prior to the adoption date of IFRS 16, the Group determined its incremental borrowing rate as of January 1, 2019. The Group's incremental borrowing rate is determined based on estimates and judgments, including the credit rating of the Group's leasing entities and a credit spread. See Note 2 and 12.
(ix)Uncertain tax positions
In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made. See Note 10.
4.    Revenue recognition
Revenue from contracts with customers
(i)Disaggregated revenue
The Group discloses revenue by reportable segment and geographic area in Note 6.
(ii)Performance obligations
The Group discloses its policies for how it identifies, satisfies, and recognizes its performance obligations associated with its contracts with customers in Note 2.
(iii)Contract liabilities
The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed, and therefore, the revenue has not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2020 and 2019, the Group had deferred revenue of €380 million and €319 million, respectively. The increase in deferred revenue in 2020 is primarily a result of an increase in the number of Premium Subscribers. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.
Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2020, 2019, and 2018 is €301 million, €248 million, and €210 million, respectively.

5.    Business combinations
The following sections describe the Group’s material acquisitions during the years ended December 31, 2020 and 2019.
Bill Simmons Media Group, LLC
On March 6, 2020, the Group acquired 100% of Bill Simmons Media Group, LLC (“The Ringer”), a leading creator of sports, entertainment, and pop culture content. The acquisition allows the Group to expand its content offering, audience reach, and podcast monetization.

The fair value of the purchase consideration was €170 million, comprising €138 million in cash paid at closing and a liability of €32 million, being the present value of payments of €44 million over five years. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €140 million has been recorded to goodwill, €26 million to acquired intangible assets, €1 million to cash and cash equivalents, and €3 million to other tangible net assets. The Group incurred €3 million in acquisition related costs, which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an increase in content development capabilities, an experienced workforce, and expected future synergies. The goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.

The intangible assets, which consist of trade names, were valued by the Group using the relief from royalty method under the income approach. The relief from royalty method is based on the application of a royalty rate to forecasted revenue under the trade names. The assets have useful lives ranging from five to eight years.

In addition to the purchase consideration, there are cash payments of €47 million that are contingent on the continued employment of certain Ringer employees. In addition, €12 million of equity instruments were offered to and accepted by certain Ringer employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based compensation transactions. These cash payments and share-based compensation transactions are recognized as post-combination expense over employment service periods of up to five years, if not forfeited by the employees.
Megaphone LLC
On December 8, 2020, the Group acquired 100% of Megaphone LLC (“Megaphone”), a podcast technology company that provides hosting and ad-insertion capabilities for publishers and targeted advertising sales for brand partners. The acquisition allows the Group to expand and scale its podcast monetization and product offering for advertisers.

The fair value of the purchase consideration was €195 million in cash paid at closing. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €164 million has been recorded to goodwill, €22 million to acquired intangible assets, €14 million to trade and other receivables, €1 million to cash and cash equivalents, and €6 million to other tangible net liabilities. The Group incurred €2 million in acquisition related costs, which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. The goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
The intangible assets acquired relate to existing technology and publisher relationships, which have a useful life of five and ten years, respectively. The Group valued the existing technology and publishers relationships using the relief from royalty method and discounted cash flow method, respectively, under the income approach.
In addition to the purchase consideration, €6 million of equity instruments were offered to and accepted by Megaphone employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based compensation transactions. These share-based compensation transactions are recognized as post-combination expense over employment service periods of up to four years, if not forfeited by the employees.

Anchor FM Inc.
On February 14, 2019, the Group acquired Anchor FM Inc. (“Anchor”), a software company that enables users to create and distribute their own podcasts. The acquisition allows the Group to leverage Anchor’s creator-focused platform to accelerate the Group’s path to becoming the world’s leading audio platform.
The total purchase consideration was €136 million, which consisted of €125 million in cash and €11 million related to the fair value of partially vested share-based compensation awards replaced. The replacement of Anchor’s share-based compensation awards with share-based compensation awards of the Company has been measured in accordance with IFRS 2, Share-based Payment, at the acquisition date. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €126 million has been recorded to goodwill, €9 million to acquired intangible assets, €2 million to deferred tax liabilities, €4 million to cash and cash equivalents, and €1 million to other liabilities. The Group incurred €1 million in acquisition related costs, which were recognized as general and administrative expenses.
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
Included in the arrangement are €20 million of equity instruments granted to certain employees that have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based compensation transactions. Of the value of these instruments, €11 million is included in purchase consideration as discussed above, with the remaining amount of up to €9 million to be recorded as post-combination expense over service periods of up to four years, if not forfeited by the employees.
Gimlet Media Inc.
On February 15, 2019, the Group acquired Gimlet Media Inc. (“Gimlet”), an independent producer of podcast content. The acquisition allows the Group to leverage Gimlet’s in-depth knowledge of original content production and podcast monetization.
The total purchase consideration was €172 million, which consisted of €170 million in cash and €2 million related to the fair value of partially vested share-based compensation awards replaced. The replacement of Gimlet’s share-based compensation awards with share-based compensation awards of the Company has been measured in accordance with IFRS 2, Share-based Payment, at the acquisition date.
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
The intangible assets and the content assets were valued by the Group using the relief from royalty method and the discounted cash flow method, respectively, both under the income approach. The relief from royalty method is based on the application of a royalty rate to forecasted revenue under the trade names. The assets have useful lives ranging from two to eight years.
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
The total purchase consideration was €49 million, which consisted of €36 million in cash and €13 million related to the estimated fair value of contingent consideration. The maximum potential contingent consideration is €43 million over three years following the date of acquisition, which is dependent on certain user engagement targets. The fair value of the contingent consideration is presented as a component of accrued expenses and other liabilities on the consolidated statement of financial position. The contingent consideration was valued by the Group using a simulation of user engagement outcomes under the income approach. Changes to the fair value of the contingent consideration will be recorded as operating expenses within general and administrative expenses.
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
The intangibles assets and the content assets were valued by the Group using the relief from royalty method and the discounted cash flow method, respectively, both under the income approach. The relief from royalty method is based on the application of a royalty rate to forecasted revenue under the trade names. The assets have useful lives ranging from two to six years.
Included in the arrangement are payments that are contingent on continued employment. The payments are recognized as remuneration for post-combination services and are automatically forfeited if employment terminates. A total of up to €10 million of post-combination cash pay-outs will be recorded as compensation expense over a service period of up to four years.
Revenues and operating results of acquired businesses for the years ended December 31, 2020, 2019 or 2018 were not significant, individually or in the aggregate, to the Group’s consolidated statement of operations. The amount for business combinations, net of cash acquired, within the consolidated statement of cash flows for the year ended December 31, 2020 includes €3 million and €2 million of investing cash outflows for payments of contingent and deferred consideration, respectively.
6.    Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. Effective January 1, 2020, all podcast content costs are recorded in the Ad-Supported segment. Certain reclassifications have been made to the amounts for prior year in order to conform to the current year's presentation. The remaining royalties that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. The operations of businesses acquired during each of the years ended December 31, 2019 and 2020 are included in the Ad-Supported segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2020	2019	2018
	(in € millions)
Premium
Revenue	7,135	6,086	4,717
Cost of revenue	5,126	4,443	3,451
Gross profit	2,009	1,643	1,266
Ad-Supported
Revenue	745	678	542
Cost of revenue	739	599	455
Gross profit	6	79	87
Consolidated
Revenue	7,880	6,764	5,259
Cost of revenue	5,865	5,042	3,906
Gross profit	2,015	1,722	1,353
Reconciliation of gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	2020	2019	2018
	(in € millions)
Segment gross profit	2,015	1,722	1,353
Research and development	(837)	(615)	(493)
Sales and marketing	(1,029)	(826)	(620)
General and administrative	(442)	(354)	(283)
Finance income	94	275	455
Finance costs	(510)	(333)	(584)
Share in losses of associate	—	—	(1)
Loss before tax	(709)	(131)	(173)
Revenue by country

	2020	2019	2018
	(in € millions)
United States	2,947	2,542	1,973
United Kingdom	836	727	576
Luxembourg	5	4	3
Other countries	4,092	3,491	2,707
	7,880	6,764	5,259
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”
Non-current assets by country
Non-current assets for this purpose consists of property and equipment and lease right-of-use assets.

	2020	2019	2018
	(in € millions)
Sweden	151	154	29
United States	504	525	142
United Kingdom	65	79	19
Other countries	37	22	7
	757	780	197
As of December 31, 2020, 2019, and 2018, the Group held no property and equipment in Luxembourg.
7.    Personnel expenses

	2020	2019	2018
	(in € millions, except employee data)
Wages and salaries	694	541	409
Social costs	265	111	90
Contributions to retirement plans	32	26	20
Share-based compensation	176	122	88
Other employee benefits	97	88	60
	1,264	888	667
Average full-time employees	5,584	4,405	3,651
8.    Auditor remuneration

	2020	2019	2018
	(in € millions)
Auditor fees	5	5	4
9.    Finance income and costs

	2020	2019	2018
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 24)	49	182	376
Interest income	17	31	25
Other financial income	8	1	11
Foreign exchange gains	20	61	43
Total	94	275	455
Finance costs
Fair value movements on derivative liabilities (Note 24)	(307)	(235)	(360)
Fair value movements on Convertible Notes (Note 24)	—	—	(201)
Interest expense on lease liabilities	(41)	(38)	—
Interest, bank fees and other costs	(13)	(5)	(6)
Foreign exchange losses	(149)	(55)	(17)
Total	(510)	(333)	(584)

10.    Income tax

	2020	2019	2018
	(in € millions)
Current tax expense
Current year	25	45	41
Changes in estimates in respect to prior year	(9)	(1)	—
	16	44	41
Deferred tax (benefit)/expense
Temporary differences	(137)	27	(123)
Change in recognition of deferred tax	(7)	(17)	(14)
Change in tax rates	—	1	1
	(144)	11	(136)
Income tax (benefit)/expense	(128)	55	(95)
For the years ended December 31, 2020, 2019, and 2018, the Group recorded an income tax (benefit)/expense of €163 million, €(31) million, and €147 million, respectively, in other comprehensive (loss)/income related to components of other comprehensive (loss)/income.
In 2020, the Group recognized current income tax expense of €4 million for uncertain tax positions and has cumulatively recorded liabilities of €5 million for uncertain tax positions at December 31, 2020, of which none is reasonably expected to be resolved within twelve months.
A reconciliation between the reported tax expense for the year, and the theoretical tax expense that would arise when applying the statutory tax rate in Luxembourg of 24.94%, 24.94%, and 26.01%, to the consolidated loss before taxes for the years ended December 31, 2020, 2019, and 2018, respectively, is shown in the table below:

	2020	2019	2018
	(in € millions)
Loss before tax	(709)	(131)	(173)
Tax using the Luxembourg tax rate	(177)	(33)	(45)
Effect of tax rates in foreign jurisdictions	12	2	(11)
Permanent differences	54	58	(7)
Change in unrecognized deferred taxes	(9)	29	(43)
Adjustments in respect of previous years	(9)	(1)
Other	1	—	11
Income tax (benefit)/expense	(128)	55	(95)
The Group will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

The major components of deferred tax assets and liabilities are comprised of the following:

	2020	2019
	(in € millions)
Intangible assets	(61)	(42)
Share-based compensation	27	14
Tax losses carried forward	224	78
Property and equipment	91	79
Unrealized gains	(276)	(126)
Other	10	4
Net deferred tax	15	7
A reconciliation of net deferred tax is shown in the table below:

	2020	2019	2018
	(in € millions)
At January 1	7	6	6
Movement recognized in consolidated statement of operations	144	(11)	136
Movement recognized in consolidated statement of changes in equity and other comprehensive income	(136)	18	(136)
Movement due to acquisition	—	(6)	—
At December 31	15	7	6
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to consolidated statement of financial position	2020	2019
	(in € millions)
Deferred tax assets	15	9
Deferred tax liabilities	—	2
Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits. Certain prior year amounts have been reclassified to conform to current year presentation.

	2020	2019
	(in € millions)
Intangible assets	72	77
Share-based compensation	198	58
Tax losses carried forward	201	192
Tax credits carried forward	28	14
Unrealized losses	1	3
Other	35	33
	535	377
At December 31, 2020, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries. There are no distributions planned in the foreseeable future. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.
Tax loss and credit carry-forwards as at December 31, 2020 were expected to expire as follows:

Expected expiry	2021 - 2030	2031 and onwards	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	—	695	1,501	2,196
Research and development credit carry-forward	—	28	—	28
Foreign tax credits	2	—	—	2
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
The Group’s most significant tax jurisdictions are Sweden and the U.S. (both at the federal level and in various state jurisdictions). Because of its tax loss and tax credit carry-forwards, substantially all of the Group’s tax years after 2012 remain open to federal, state, and foreign tax examination. Certain of the Group’s subsidiaries are currently under examination by the Swedish, U.S. and other foreign tax authorities for tax years from 2013-2018. These examinations may lead to adjustments to the Group’s taxes.
The Group has initiated and is in negotiations for an Advanced Pricing Agreement (“APA) between Sweden and the United States governments for the tax years 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to the consolidated financial statements.
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

	2020	2019	2018
	(in € millions, except share and per share data)
Basic loss per share
Net loss attributable to owners of the parent	(581)	(186)	(78)
Shares used in computation:
Weighted-average ordinary shares outstanding	187,583,307	180,960,579	177,154,405
Basic net loss per share attributable to owners of the parent	(3.10)	(1.03)	(0.44)
Diluted loss per share
Net loss attributable to owners of the parent	(581)	(186)	(78)
Fair value gains on dilutive warrants	—	—	(14)
Net loss used in the computation of diluted loss per share	(581)	(186)	(92)
Shares used in computation:
Weighted-average ordinary shares outstanding	187,583,307	180,960,579	177,154,405
Warrants	—	—	4,055,887
Diluted weighted average ordinary shares	187,583,307	180,960,579	181,210,292
Diluted net loss per share attributable to owners of the parent	(3.10)	(1.03)	(0.51)
Potential dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	2020	2019	2018
Employee options	9,041,288	12,153,772	12,243,526
Restricted stock units	1,320,193	638,350	100,383
Restricted stock awards	—	41,280	61,880
Other contingently issuable shares	156,190	162,320	—
Warrants	800,000	2,400,000	—
12.    Leases
On January 1, 2019, the Group adopted IFRS 16, and all related amendments, using the modified retrospective transition method, under which the cumulative effect of initial application is recognized in accumulated deficit at January 1, 2019.
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and fourteen years. The Group currently does not act in the capacity of a lessor.

Below is the roll-forward of lease right-of-use assets:

Right of use assets
(in € millions)
Cost
At January 1, 2019	471
Increases	138
Acquired in business combinations	11
Decreases	(39)
Exchange differences	6
At December 31, 2019	587
Increases	29
Acquired in business combinations	3
Decreases	(3)
Exchange differences	(35)
At December 31, 2020	581
Accumulated depreciation
At January 1, 2019	(75)
Depreciation charge	(42)
Decreases	21
Exchange differences	(2)
At December 31, 2019	(98)
Depreciation charge	(49)
Decreases	3
Exchange differences	7
At December 31, 2020	(137)
Cost, net accumulated depreciation
At December 31, 2019	489
At December 31, 2020	444
Below is the roll-forward of lease liabilities:

Lease liabilities	2020	2019
	(in € millions)
At January 1	628	541
Increases	32	147
Acquired in business combinations	3	11
Payments (1)	(79)	(54)
Interest expense	41	38
Decreases	—	(28)
Lease incentives received (1)	20	15
Increases in lease incentives receivable	(1)	(47)
Exchange differences	(36)	5
At December 31	608	628
(1)Included within the consolidated statement of cash flows

Below is the maturity analysis of lease liabilities:

Lease liabilities	December 31, 2020
Maturity Analysis	(in € millions)
Less than one year	79
One to five years	329
More than five years	480
Total lease commitments	888
Impact of discounting remaining lease payments	(290)
Lease incentives receivable	10
Total lease liabilities	608
Lease liabilities included in the consolidated statement of financial position
Current	31
Non-current	577
Total	608
Excluded from the lease commitments above are short-term leases. Expenses relating to short term leases were approximately €9 million and €14 million for the year ended December 31, 2020 and 2019, respectively. Additionally, the Group has entered into certain lease agreements with approximately €12 million of commitments, which have not commenced as of December 31, 2020, and as such, have not been recognized in the consolidated statement of financial position.
The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position as of December 31, 2020 and December 31, 2019 was 5.4% and 6.4%, respectively.

13.    Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2019	61	216	277
Additions	20	106	126
Acquired in business combinations	1	5	6
Disposals	(29)	(38)	(67)
Exchange differences	1	6	7
At December 31, 2019	54	295	349
Additions	6	73	79
Disposals	(1)	(1)	(2)
Exchange differences	(3)	(21)	(24)
At December 31, 2020	56	346	402
Accumulated depreciation
At January 1, 2019	(50)	(30)	(80)
Depreciation charge	(8)	(21)	(29)
Impairment charge	—	(6)	(6)
Disposals	30	28	58
Exchange differences	(1)	—	(1)
At December 31, 2019	(29)	(29)	(58)
Depreciation charge	(9)	(28)	(37)
Disposals	—	1	1
Exchange differences	2	3	5
At December 31, 2020	(36)	(53)	(89)
Cost, net accumulated depreciation
At December 31, 2019	25	266	291
At December 31, 2020	20	293	313
For the year ended December 31, 2019, the Group recognized a €6 million impairment charge on leasehold improvements upon termination of the associated lease agreement. There were no impairment charges recognized for the year ended December 31, 2020.
The Group had €59 million and €15 million of leasehold improvements that were not placed into service as of December 31, 2020 and 2019, respectively.

14.    Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2019	26	21	47	146	193
Additions	19	—	19	—	19
Acquisition, business combination (Note 5)	—	27	27	328	355
Exchange differences	—	(1)	(1)	4	3
At December 31, 2019	45	47	92	478	570
Additions	19	—	19	—	19
Acquisition, business combination (Note 5)	—	48	48	304	352
Exchange differences	—	(4)	(4)	(46)	(50)
At December 31, 2020	64	91	155	736	891
Accumulated amortization
At January 1, 2019	(12)	(7)	(19)	—	(19)
Amortization charge	(7)	(9)	(16)	—	(16)
Exchange differences	—	1	1	—	1
At December 31, 2019	(19)	(15)	(34)	—	(34)
Amortization charge	(12)	(13)	(25)	—	(25)
Exchange differences	—	1	1	—	1
At December 31, 2020	(31)	(27)	(58)	—	(58)
Cost, net accumulated amortization
At December 31, 2019	26	32	58	478	536
At December 31, 2020	33	64	97	736	833
Amortization charges related to intangible assets of €18 million, €14 million and €11 million in 2020, 2019, and 2018, respectively, is included in research and development in the consolidated statement of operations. Research and development costs that are not eligible for capitalization have been expensed in the period incurred.
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

	Premium	Ad-Supported	Premium	Ad-Supported
	2020	2020	2019	2019
	(in € millions)
Goodwill	125	611	130	348
Valuation methodology
The Group performed its annual impairment test in the fourth quarter of 2020. The recoverable amount of the Premium and Ad-Supported operating segments are assessed using a fair value less costs of disposal (“FVLCD”) model. The FVLCD valuation is considered a level 3 in the fair value hierarchy, as it uses significant unobservable inputs. FVLCD is calculated using both the income and market approaches. The income approach is calculated by discounting the projected cash flows of each of the operating segments. The market valuation is calculated by applying the third quartile multiple from comparable publicly traded companies to the average revenue of the preceding and forecast twelve months, before and after the date of the impairment test, respectively. As a result of the analysis, the FVLCD for the Premium and Ad-Supported operating segments was determined to be in excess of their carrying amounts.

Key assumptions used in the FVLCD calculations at the impairment testing date
In 2020, the Group weighted the income and market approaches 50% and 50%, respectively, for each of its operating segments. The key assumptions used in the income approach was the discount rate based on the weighted-average cost of capital. The discount rate was 8.0% and 8.5% for the Group’s Premium and Ad-Supported segments, respectively. The key assumptions used in the market approach were the revenue multiples for comparable companies, which were selected based on industry similarity, financial risk, and size of each of the Group’s operating segments. Revenue multiples used in the market approach ranged from 4.0 to 6.5.
There are no reasonably possible changes in the key assumptions that would result in the operating segments’ carrying amounts exceeding their recoverable amounts.
15.    Restricted cash and other non-current assets

	2020	2019
	(in € millions)
Restricted cash
Lease deposits and guarantees	48	54
Other	1	1
Other non-current assets	29	14
	78	69
16.    Trade and other receivables

	2020	2019
	(in € millions)
Trade receivables	323	302
Less: allowance for expected credit losses	(4)	(5)
Trade receivables – net	319	297
Other	145	105
	464	402
Trade receivables are non-interest bearing and generally have 30-day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value.
The aging of the Group’s net trade receivables is as follows:

	2020	2019
	(in € millions)
Current	218	209
Overdue 1 – 30 days	62	51
Overdue 31 – 60 days	26	19
Overdue 60 – 90 days	8	10
Overdue more than 90 days	5	8
	319	297
The movements in the Group’s allowance for expected credit losses are as follows:

	2020	2019
	(in € millions)
At January 1	5	8
Provision for expected credit losses	7	12
Reversal of unutilized provisions	(5)	(12)
Receivables written off	(3)	(3)
At December 31	4	5

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.
17.    Other current assets

	2020	2019
	(in € millions)
Content assets	92	24
Prepaid expenses and other	47	36
Derivative assets	12	8
	151	68
Content asset amortization of €48 million, €20 million, and €8 million is included in cost of revenue in the consolidated statement of operations for the year ended December 31, 2020, 2019, and 2018, respectively.
18.    Issued share capital and other reserves
As at each of December 31, 2020, 2019, and 2018, the authorized and subscribed share capital was comprised of 403,032,520 shares, at a par value €0.000625 each. As at December 31, 2020, 2019, and 2018, the Company had 193,614,910, 187,492,667, and 183,901,040 ordinary shares issued and fully paid, respectively.
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
On July 13, 2017, the Group issued, for €9 million in cash, a warrant to acquire 1,600,000 ordinary shares to a holder that is an employee and a member of management of the Group. The exercise price of each warrant is US$89.73, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates upon the effective net settlement of all 1,600,000 outstanding warrants that were granted on July 13, 2017.
On December 15, 2017, the Group issued 8,552,440 ordinary shares in exchange for a non-controlling equity interest in TME valued at €910 million. For further details, please see Note 24. The ordinary shares issued are subject to certain transfer restrictions for a period of up to three years from December 15, 2017, subject to limited exceptions, including transfers with the Group’s prior consent; transfers to certain permitted transferees; transfers pursuant to a tender offer or exchange offer recommended by the Group’s board of directors for a majority of the Group’s issued and outstanding securities; transfers pursuant to mergers, consolidations, or other business combination transactions approved by the Group’s board of directors; transfers to the Group or any of its subsidiaries; or transfers that are necessary to avoid regulation as an “investment company” under the U.S. Investment Company Act of 1940, as amended.
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
On November 5, 2018, the Company announced that it would commence a share repurchase program beginning in the fourth quarter of 2018. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders and the Board of Directors approved such repurchase up to the amount of US$1.0 billion. The authorization to repurchase will expire on April 21, 2021 unless renewed by decision of a general meeting of shareholders of the Company. Through December 31, 2020, there have been 4,366,427 shares repurchased for €510 million under this program.
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
For the year ended December 31, 2020 and 2019, the Company repurchased, in total, 5,038,200 and 3,679,156 of its own ordinary shares, respectively, and reissued 4,802,847 and 3,557,405 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. As of December 31, 2020 and 2019, the Company had 3,402,063 and 3,166,710 ordinary shares held as treasury shares, respectively.
As of December 31, 2020 and 2019, the Group’s founders held 365,014,840 and 378,201,910 beneficiary certificates, respectively.

Other reserves

	2020	2019	2018
	(in € millions)
Currency translation
At January 1	(11)	(15)	(7)
Currency translation	(43)	4	(6)
Gains reclassified to consolidated statement of operations	—	—	(2)
At December 31	(54)	(11)	(15)
Short term investments
At January 1	1	(4)	(5)
Gains/(losses) on fair value that may be subsequently reclassified to consolidated statement of operations	8	7	(2)
(Gains)/losses reclassified to consolidated statement of operations	(3)	—	2
Deferred tax	(1)	(2)	1
At December 31	5	1	(4)
Long term investments
At January 1	444	561	(11)
Gains/(losses) on fair value not to be subsequently reclassified to consolidated statement of operations	777	(149)	720
Deferred tax	(162)	32	(148)
At December 31	1,059	444	561
Cash flow hedges
At January 1	(4)	(1)	—
Gains/(losses) on fair value that may be subsequently reclassified to consolidated statement of operations	5	(7)	1
(Gains)/losses reclassified to revenue	(15)	10	(5)
Losses/(gains) reclassified to cost of revenue	11	(7)	3
Deferred tax	—	1	—
At December 31	(3)	(4)	(1)
Share-based compensation
At January 1	494	334	200
Share-based compensation (Note 19)	181	127	88
Income tax impact associated with share-based payments (Note 10)	34	26	48
Issuance of share-based compensation in conjunction with business combinations (Note 5)	—	13	—
Restricted stock units withheld for employee taxes	(29)	(6)	(2)
At December 31	680	494	334
Other reserves at December 31	1,687	924	875
Currency translation reserve comprises foreign exchange differences arising from the translation of the financial statements of foreign operations into the reporting currency.
Short term investment reserve recognizes the unrealized fair value gains and losses on debt instruments held at fair value through Other Comprehensive Income (“OCI”).
Long term investment reserve recognizes the unrealized fair value gains and losses on equity instruments held at fair value through OCI.
Cash flow hedge reserve recognizes the unrealized gains and losses on the effective portion of foreign exchange forward contracts designated for hedging.

Share-based compensation reserve recognizes the grant date fair value of equity-settled awards provided to employees as part of their remuneration. For further details, please see Note 19.
19.    Share-based compensation
Employee Stock Option Plans
Under the Employee Stock Option Plans (“ESOP”), stock options of the Company are granted to executives and certain employees of the Group. For options granted prior to January 1, 2016, the exercise price is equal to the fair value of the shares on grant date for employees in the United States and for U.S. citizens and fair value less 30% for the rest of the world. The value of the discount is included in the grant date fair value of the award. For options granted thereafter and through December 31, 2018 under these ESOP plans, the exercise price of the options is equal to the fair value of the shares on grant date for all employees. Generally, the first vesting period (13.5% – 25% of the initial grant) is up to one year from the grant date and subsequently vests at a rate of 6.25% each quarter until fully vested. The exercise price for options is payable in the EUR value of a fixed USD amount; therefore, the Group considers these awards to be USD-denominated. The options are generally granted with a term of five years.
During 2019 and 2020, the Company implemented new Employee Stock Option Plans and Director Stock Option Plans (together, the “2019 and 2020 Stock Option Plans”), under which stock options of the Company are granted to executives and employees of the Group and to members of the Company’s Board of Directors, respectively. For options granted under the 2019 and 2020 Stock Option Plans, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The options granted to participants under the 2019 and 2020 Stock Option Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested. The options are granted with a term of five years.
Restricted Stock Unit Program
During 2019 and 2020, the Company implemented new restricted stock unit (“RSU”) programs for employees and for members of its Board of Directors (together, the “2019 and 2020 RSU Plans”). Both are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the 2020 RSU Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested four years from date of grant. The valuation of the RSUs was consistent with the fair value of the ordinary shares.
Restricted Stock Awards and Other
In connection with an acquisition during 2017, the Group issued 61,880 restricted stock awards (“RSAs”) to certain employees of the aquiree. Vesting of the RSAs is contingent on continued employment of these employees. The awards are accounted for as equity-settled share-based compensation transactions. The RSAs vest over a two- and three-year period from the acquisition date. The valuation of the RSAs was consistent with the fair value of the ordinary shares. As of December 31, 2020, there are no longer any RSAs outstanding.
In connection with the acquisition of Anchor during 2019 and The Ringer during 2020, the Company granted 162,320 and 34,450 equity instruments to certain employees of Anchor and The Ringer, respectively. Each instrument effectively represents one ordinary share of the Company, which will be issued to the holder upon vesting. The instruments vest annually over a four-year and five-year period, respectively, from the acquisition date, and vesting of the instruments is contingent on continued employment. The instruments are accounted for as equity-settled share-based compensation transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument granted to certain employees of Anchor and The Ringer was US$145.21 and US$145.14, respectively.

Activity in the RSUs, RSAs, and other contingently issuable shares outstanding and related information is as follows:

	RSUs		RSAs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$		US$
Outstanding at January 1, 2018	195,937	42.46	61,880	90.65	—	—
Granted	14,383	168.24	—	—	—	—
Forfeited	(15,991)	34.93	—	—	—	—
Released	(93,946)	40.12	—	—	—	—
Outstanding at December 31, 2018	100,383	63.87	61,880	90.65	—	—
Granted	715,224	137.15	—	—	162,320	145.21
Forfeited	(48,754)	118.96	—	—	—	—
Released	(128,503)	98.52	(20,600)	90.65	—	—
Outstanding at December 31, 2019	638,350	134.79	41,280	90.65	162,320	145.21
Granted	1,127,149	161.50	—	—	34,450	145.14
Forfeited	(91,613)	143.13	—	—	—	—
Released	(353,693)	138.66	(41,280)	90.65	(40,580)	145.21
Outstanding at December 31, 2020	1,320,193	155.98	—	—	156,190	145.19
In the table above, the number of RSUs released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs.
Activity in the stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2018	14,646,720	48.73
Granted	3,578,000	142.20
Forfeited	(1,220,508)	62.82
Exercised	(4,736,555)	40.97
Expired	(24,131)	54.98
Outstanding at December 31, 2018	12,243,526	77.63
Granted	4,152,565	147.11
Forfeited	(719,860)	105.01
Exercised	(3,478,660)	49.41
Expired	(43,799)	117.79
Outstanding at December 31, 2019	12,153,772	107.68
Granted	2,356,040	180.12
Forfeited	(855,051)	131.30
Exercised	(4,556,908)	78.87
Expired	(56,565)	146.69
Outstanding at December 31, 2020	9,041,288	138.60
Exercisable at December 31, 2018	5,162,876	58.25
Exercisable at December 31, 2019	5,553,650	84.18
Exercisable at December 31, 2020	4,022,751	113.91
The weighted-average contractual life for the stock options outstanding at December 31, 2020, 2019, and 2018 is 2.9 years, 2.9 years, and 2.9 years, respectively. The weighted-average share price at exercise for options exercised during

2020, 2019, and 2018 was US$198.10, US$141.82, and US$152.33, respectively. The weighted-average fair value of options granted during the year ended at December 31, 2020, 2019, and 2018 was US$36.82 per option, US$34.63 per option, and US$39.23 per option, and, respectively.
The stock options outstanding December 31, 2020, 2019, and 2018 are comprised of the following:

			2020		2019		2018
Range of exercise prices (US$)			Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
1.65	to	45.00	195,207	0.3	2,130,161	0.9	4,753,052	1.8
45.01	to	90.00	1,243,833	1.2	2,482,270	2.2	3,337,414	3.2
90.01	to	135.00	2,234,257	2.7	2,946,838	3.4	2,695,890	3.9
135.01	to	180.00	3,671,417	3.5	3,318,423	4.1	749,360	4.3
180.01	to	437.63	1,696,574	3.6	1,276,080	3.7	707,810	4.2
			9,041,288	2.9	12,153,772	2.9	12,243,526	2.9
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
The following table lists the inputs to the Black-Scholes option-pricing models used for employee share-based compensation for the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018
Expected volatility (%)	30.0 – 42.8	30.1 – 35.2	32.0 – 34.7
Risk-free interest rate (%)	0.1 – 1.7	1.4 – 2.6	2.4 – 2.9
Expected life of stock options (years)	2.6 – 4.8	2.5 – 4.8	2.4 – 4.4
Weighted-average share price (US$)	162.82	136.09	142.20
Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based compensation awards.
The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10% as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2020. The following table shows the impact of these changes on stock option expense for the options granted in 2020:

2020
(in € millions)
Actual stock option expense	30
Stock option expense increase (decrease) under the following assumption changes
Volatility decreased by 10%	(9)
Volatility increase by 10%	9
Expected life decrease by 1 year	(6)
Expected life increase by 1 year	5

The expense recognized in the consolidated statement of operations for employee share-based compensation is as follows:

	2020	2019	2018
	(in € millions)
Cost of revenue	8	4	3
Research and development	84	61	40
Sales and marketing	34	27	19
General and administrative	50	30	26
	176	122	88
20.    Convertible notes and borrowings
Convertible Notes
On April 1, 2016, the Group issued US$1,000 million principal amount of Convertible Notes due in 2021. The notes were issued at par and bore interest of 5.0% payment-in-kind interest increasing by 100 basis points every six months after two years. Upon a specified conversion event occurring, the Convertible Notes would convert into ordinary shares at a conversion rate reflecting a conversion price equal to the lesser of a price cap per share or a discount of 20.00% to the per share price of the Company’s ordinary shares. If a specified conversion event did not occur within twelve months, the discount would increase by 250 basis points and then again, every six months thereafter until a specified conversion event did occur. A direct listing was not considered a specified conversion event. The terms also included change of control clauses where the notes holders had the option to convert into ordinary shares. At maturity, if the notes had not yet been converted or repaid, note holders would receive cash in an amount equal to the original principal amount plus 10% annualized return.
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

21.    Trade and other payables

	2020	2019
	(in € millions)
Trade payables	434	377
Value added tax and sales taxes payable	181	148
Other current liabilities	23	24
	638	549
Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.
22.    Accrued expenses and other liabilities

	2020	2019
	(in € millions)
Non-current
Other accrued liabilities	42	20
	42	20
Current
Accrued fees to rights holders	1,265	1,153
Accrued salaries, vacation, and related taxes	65	54
Accrued social costs for options and RSUs	169	64
Other accrued expenses	249	167
	1,748	1,438

23.    Provisions

	Legal contingencies	Indirect tax	Other	Total
	(in € millions)
Carrying amount at January 1, 2019	39	2	7	48
Charged/(credited) to the consolidated statement of operations:
Additional provisions	11	2	3	16
Reversal of unutilized amounts	—	—	(2)	(2)
Exchange differences	2	—	—	2
Utilized	(47)	—	(2)	(49)
Carrying amount at December 31, 2019	5	4	6	15
Charged/(credited) to the consolidated statement of operations:
Additional provisions	2	9	9	20
Reversal of unutilized amounts	(1)	(2)	(6)	(9)
Exchange differences	—	—	—	—
Utilized	(2)	—	(2)	(4)
Carrying amount at December 31, 2020	4	11	7	22
As at December 31, 2019
Current portion	5	4	4	13
Non-current portion	—	—	2	2
As at December 31, 2020
Current portion	4	11	5	20
Non-current portion	—	—	2	2
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
Between December 2015 and January 2016, two putative class action lawsuits were filed against Spotify USA Inc. in the U.S. District Court for the Central District of California, alleging that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement pursuant to which the Group will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million and US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. All appeals of the court’s final approval have been dismissed, and the April 15, 2019 deadline for appellants to appeal to the U.S. Supreme Court has passed, and thus the settlement is now effective.
Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. Between July 2017 and December 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against the Group in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-1051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-1052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-1616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-1256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-9288). The complaints sought an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. The Wixen v. Spotify lawsuit was voluntarily dismissed on December 20, 2018 after the parties reached a mutual settlement. The Watson v. Spotify lawsuit was voluntarily dismissed on April 24, 2019 following the resolution of all appeals of the Ferrick class action settlement. As of December 31, 2020, the Robertson v. Spotify, Bluewater v. Spotify, Gaudio v. Spotify, and A4V v. Spotify lawsuits have all been dismissed.

The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may nevertheless file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that the Group does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and thus not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs’ challenges to the limitation of liability in the Music Modernization Act.
Indirect tax
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
24.    Financial risk management and financial instruments
Financial risk management
The Group’s operations are exposed to financial risks. To manage these risks efficiently, the Group has established guidelines in the form of a treasury policy that serves as a framework for the daily financial operations. The treasury policy stipulates the rules and limitations for the management of financial risks.
Financial risk management is centralized within Treasury who are responsible for the management of financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve. Treasury operates within the limits and policies authorized by the Board of Directors.
Capital management
The Group’s objectives when managing capital (cash and cash equivalents, short term investments, and equity) is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group’s capital structure and dividend policy is decided by the Board of Directors. Treasury continuously reviews the Group’s capital structure considering, amongst other things, market conditions, financial flexibility, business risk, and growth rate. We have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future.
On November 5, 2018, Spotify Technology S.A. announced that it would commence a share repurchase program beginning in the fourth quarter of 2018. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders and the Board of Directors approved such repurchase up to the amount of US$1.0 billion. An aggregate of 4,366,427 ordinary shares for €510 million has been repurchased since the commencement of the share repurchase program. All repurchases were conducted during 2018 and 2019. The authorization to repurchase program will expire on April 21, 2021 unless renewed by decision of a general meeting of shareholders. The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Group’s capital allocation strategy of prioritizing investment to grow the business over the long term. Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the Commission and other applicable legal requirements. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Group uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.
The Group is not subject to any externally imposed capital requirements.

Credit risk management
Financial assets with respect to cash and cash equivalents and short term investments carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk averse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-average maturity of the portfolio shall not be greater than 2 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all investments (classified as cash and cash equivalents and short term investments) within 90 days. At December 31, 2020 and 2019, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €1,747 million and €1,757 million, respectively. No credit losses were incurred during 2020 or 2019 on these investments.
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
The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2020	2019
	(in € millions)
Liquidity
Short term investments	596	692
Cash equivalents	685	585
Cash at bank and on hand	466	480
Liquidity position	1,747	1,757
Cash equivalents include investments in money market funds measured at fair value and classified as level 1 financial instruments in the fair value hierarchy.
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
(i)Transaction exposure sensitivity
In most cases, the Group’s customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily in EUR and USD. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on net loss before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure, at December 31, 2020 and 2019. The impact on net loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2020	SEK	USD
	(in € millions)
(Increase)/decrease in loss before tax	(13)	67

2019	SEK	USD
	(in € millions)
(Increase)/decrease in loss before tax	(13)	121
(ii)Translation exposure sensitivity
Translation exposure exists due to the translation of the results and financial position of all of the Group entities that have a functional currency different from the presentation currency of Euro. The impact on the Group’s equity would be approximately €105 million and €50 million if the EUR weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2020 and 2019, respectively.
Interest rate risk management
Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The Group’s exposure to interest rate risk is related to its interest-bearing assets, primarily its debt securities held at fair value through other comprehensive income. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €6 million for both the years ended December 31, 2020 and 2019.
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
Other share price risk
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that the Group is subject to in various countries in which the Group operates. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company's share price.  Changes in the accrual are recognized in operating expenses.  An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. The impact on the accrual for social costs on outstanding share based payment awards of an increase or decrease in the Company’s ordinary share price of 10% would result in a change of €27 million and €14 million at December 31, 2020 and December 31, 2019, respectively.

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
Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The notional principal of the foreign exchange contracts was approximately €1,695 million and €1,538 million as of December 31, 2020 and 2019, respectively. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the statement of operations as of December 31, 2020:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Canadian dollar (CAD)	Norwegian krone (NOK)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	274	379	239	809	1,384	32
Cost of revenue	199	274	166	543	938	24
Total	473	653	405	1,352	2,322	56
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

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2020
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	685	—	—	685
Short term investments:
Money market funds	25	—	—	25
Government securities	198	31	—	229
Agency securities	—	4	—	4
Corporate notes	—	276	—	276
Collateralized reverse purchase agreements	—	62	—	62
Derivatives (designated for hedging):
Foreign exchange forwards	—	12	—	12
Long term investments	2,228	—	49	2,277
Total financial assets at fair value by level	3,136	385	49	3,570
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	89	89
Derivatives (designated for hedging):
Foreign exchange forwards	—	16	—	16
Contingent consideration	—	—	30	30
Total financial liabilities at fair value by level	—	16	119	135

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2019
	(in € millions)
Financial assets at fair value
Cash equivalents
Money market funds	585	—	—	585
Short term investments:
Government securities	229	39	—	268
Agency securities	—	5	—	5
Corporate notes	—	263	—	263
Collateralized reverse purchase agreements	—	156	—	156
Derivatives (designated for hedging):
Foreign exchange forwards	—	8	—	8
Long term investments	1,481	—	16	1,497
Total financial assets at fair value by level	2,295	471	16	2,782
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	98	98
Derivatives (designated for hedging):
Foreign exchange forwards	—	13	—	13
Contingent consideration	—	—	27	27
Total financial liabilities at fair value by level	—	13	125	138
The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2020 and 2019 there were no transfers between levels in the fair value hierarchy.

Recurring fair value measurements
Long term investment – Tencent Music Entertainment Group
The Group’s approximate 8% investment in TME is carried at fair value through other comprehensive income. Prior to December 12, 2018, the fair value of unquoted ordinary shares of TME had been estimated using unquoted TME market transactions, the latest fair value per ordinary share disclosed within TME’s initial registration statement on Form F-1 filed with the SEC and other unobservable inputs. Subsequent to December 12, 2018, the fair value of ordinary shares of TME is based on the ending NYSE American depository share price. Accordingly, the entire balance of the Group’s investment in TME of €1,630 million was transferred from level 3 to level 1 within the fair value hierarchy in accordance with IFRS 7. The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2020	2019	2018
	(in € millions)
At January 1	1,481	1,630	910
Changes in fair value recorded in other comprehensive loss	747	(149)	720
At December 31	2,228	1,481	1,630
The impact on the fair value of the Group’s long term investment in TME using reasonably possible alternative assumptions with an increase or a decrease of TME’s share price used to value its equity interests of 10% results in a range of €2,005 million to €2,451 million at December 31, 2020 and €1,333 million to €1,629 million at December 31, 2019.
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
The following weightings, up until the Group’s direct listing, were applied to each valuation method:

2018
PWERM	50%
Secondary market transactions	50%

The PWERM valuations, up until the Group’s direct listing, weighted the different scenarios as follows:

2018
Market Approach – High Case Public Company	55 – 70%
Market Approach – Low Case Public Company	28 – 35%
Market Approach – High Case Transaction	0 – 3%
Market Approach – Low Case Transaction	0 – 2%
Private Case – Income and Market Approaches	2 – 5%
The key assumptions used to estimate the fair value of the ordinary shares and contingent options using the PWERM, up until the Group’s direct listing, were as follows:

2018
Revenue multiple used to estimate enterprise value	3.0
Discount rate (%)	13
Volatility (%)	32.5 – 35.0
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
On October 4, 2019, the Company issued 1,600,000 ordinary shares upon the exercise of 1,600,000 warrants that were granted on October 17, 2016, for cash of €74 million. On October 17, 2019, the Company issued 1,991,627 shares upon the effective net settlement of the remaining 3,520,000 warrants that were granted on October 17, 2016. Refer to Note 26.
On July 13, 2020, the Company issued 1,084,043 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, upon the effective net settlement of the 1,600,000 warrants that were granted on July 13, 2017. Refer to Note 26.
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

	2020	2019	2018
Expected term (years)	1.5	0.5 – 2.5	0.8 – 1.5
Risk free rate (%)	0.11	1.58 – 1.59	2.55 – 2.58
Volatility (%)	50.0%	32.5%	40.0%
Share price (US$)	314.66	149.55	113.50

The table below presents the changes in the warrants liability:

	2020	2019	2018
	(in € millions)
January 1	98	333	346
Issuance of warrant for cash	—	15	—
Issuance of shares upon exercise of, or net settlement of, warrants	(267)	(303)	—
Non cash changes recognized in profit or loss
Changes in fair value	263	35	(39)
Effect of changes in foreign exchange rates	(5)	18	26
At December 31	89	98	333
The warrant liability is included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance income or costs in the consolidated statement of operations.
The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €72 million to €106 million at December 31, 2020 and €75 million to €127 million at December 31, 2019.
Long term investments – Other
The Group has interests in certain long term investments. The majority of these investments are in unlisted equity securities carried at fair value through other comprehensive income. The fair value of these equity investments are generally determined by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include the exit multiple used to estimate business enterprise value and discount rate.
The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the equity markets overall.
The table below presents the changes in the other long term investments:

	2020	2019	2018
	(in € millions)
At January 1	16	16	—
Initial recognition of long term investment	9	—	16
Changes in fair value recorded in other comprehensive income	29	—	—
Changes in fair value recognized in profit or loss	(5)	—	—
At December 31	49	16	16

Contingent consideration
On April 1, 2019, the Group acquired Cutler Media, LLC ("Parcast"), a premier storytelling podcast studio. Included in the purchase price was €13 million related to the estimated fair value of contingent consideration. The contingent consideration is valued by the Group using a simulation of user engagement outcomes. The change in the fair value of the contingent consideration is recognized within general and administrative expenses in the consolidated statement of operations.
The table below presents the changes in the contingent consideration liability:

	2020	2019
	(in € millions)
At January 1	27	—
Initial recognition of contingent consideration included in purchase consideration of acquisition	—	13
Contingent consideration payments	(7)	—
Changes in fair value recognized in profit or loss	13	14
Effect of changes in foreign exchange rates	(3)	—
At December 31	30	27
As of December 31, 2020, the remaining maximum potential contingent consideration payout is €33 million over the next two years.
Convertible Notes
On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE, and the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired. As a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to Other paid in capital within Equity. Refer to Note 20.
The table below presents the changes in the Convertible Notes:

2018
(in € millions)
At January 1	944
Non cash changes recognized in consolidated statement of operations
Changes in fair value	221
Effect of changes in foreign exchange rates	(20)
Issuance of shares upon exchange of Convertible Notes	(1,145)
At December 31	—
The change in estimated fair value is recognized within finance costs in the consolidated statement of operations.
25.    Commitments and contingencies
Obligations under leases
See Note 12 for lease obligations.
Commitments
The Group is subject to the following minimum guarantees relating to the content on its service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content, as at December 31:

	2020	2019	2018
	(in € millions)
Not later than one year	317	657	548
Later than one year but not more than 5 years	3,259	383	152
	3,576	1,040	700

In addition to the minimum guarantees listed above, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments as at December 31:

	2020	2019	2018
	(in € millions)
Not later than one year	279	56	22
Later than one year but not more than 5 years	619	144	271
	898	200	293
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
On February 25, 2019, Warner/Chappell Music Limited (“WCM”) filed a lawsuit against the Group in the High Court of Bombay, India, alleging that the Group sought to exploit WCM's copyrights in musical compositions in India without obtaining a license. On January 13, 2020, WCM and the Group resolved the dispute, and on January 14, 2020, the High Court of Bombay, India, disposed of the lawsuit. On April 22, 2019, Saregama India Limited (“Saregama”) filed a lawsuit against us in the High Court of Delhi, India, alleging copyright infringement, and has sought injunctive relief. Saregama and the Group resolved the dispute via an agreement dated March 30, 2020.
On August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license pursuant to Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have with music publishers. Until the final rates are determined, our recorded royalty costs, both retrospectively and prospectively, will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.
26.    Related party transactions
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

	2020	2019	2018
	(in € millions)
Key management compensation
Short term employee benefits	5	5	4
Share-based compensation	30	22	19
Termination benefits	—	—	1
	35	27	24
On July 1, 2019, the Company issued, for €15 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US$190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through July 1, 2022.

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
On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates to Mr. Ek, through D.G.E. Investments Limited, upon the effective net settlement of the 1,600,000 warrants that were granted on July 13, 2017.
During the year ended December 31, 2020, the Company issued 5,038,200 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans. There were no such transactions during the year ended December 31, 2019.
27.    Group information
The Company’s principal subsidiaries as at December 31, 2020 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Spain S.L.	Sales and marketing	100%	Spain
Spotify GmbH	Sales and marketing	100%	Germany
Spotify France SAS	Sales and marketing	100%	France
Spotify Netherlands B.V.	Sales and marketing	100%	Netherlands
Spotify Canada Inc.	Sales and marketing	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify India LLP	Sales and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Marketing	100%	Singapore
There are no restrictions on the net assets of the Group companies.