Form 20-F
period 2021-12-31
Spotify Technology S.A.
filed 2022-02-03
CIK 1639920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________

FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Eve Konstan
General Counsel
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 192,151,811 Ordinary Shares, par value €0.000625 per share.
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
Presentation of Financial Information
In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we prepare our consolidated financial statements on a historical cost basis, except for our short term investments, long term investments, Exchangeable Notes (as defined herein), derivative financial instruments, and contingent consideration, which have been measured at fair value, and our lease liabilities, which are measured at present value.
Non-IFRS Financial Measures
In this report, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.
The only non-IFRS financial measure used in this report is Free Cash Flow. For a discussion of Free Cash Flow and a reconciliation to its most closely comparable IFRS measures, see “Item 5.B. Liquidity and Capital Resource.”
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
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•our ability to attract prospective users, retain existing users, and monetize our products and services;
•competition for users, user listening time, and advertisers;
•risks associated with our international operations and our ability to manage our growth;
•our emphasis on innovation and long-term user engagement over short-term results;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to be profitable or generate positive cash flow on a sustained basis;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising;
•our ability to generate revenues from podcasts and other non-music content;
•potential disputes or liabilities associated with content made available on our Service (as defined below);
•risks relating to acquisitions, investments, and strategic alliances;
•the impact of the COVID-19 pandemic and other public health crises;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content;
•our ability to comply with complex license agreements;
•our ability to accurately estimate royalty payments under our license agreements and relevant statutes;
•the limitations on our operating flexibility due to financial commitments required under certain of our license agreements;
•our ability to identify the compositions and ownership thereof embodied in sound recordings in order to obtain licenses or comply with existing license agreements;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•our ability to maintain user data security;
•undetected errors, bugs or vulnerabilities in our products;
•interruptions, delays, or discontinuations in service arising from our systems or systems of third parties;
•changes in laws or regulations affecting us;

•risks relating to privacy and data security;
•our ability to maintain, protect, and enhance our brand;
•our ability to achieve our net zero emissions target or make progress in other environmental, social, and governance initiatives;
•payment-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access capital to support growth;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;
•the impact of economic, social, or political conditions;
•our ability to accurately estimate user metrics and other estimates;
•our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service;
•risks related to our Exchangeable Notes (as defined below);
•tax-related risks;
•the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and
•risks related to our status as a foreign private issuer and a Luxembourg company.
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

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
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

Summary Risk Factors

Risks Related to Our Business and Operations

•We face significant competition and we might not be successful at attracting and retaining users, including through predicting, recommending, and playing content that our users enjoy, or monetizing our products and services including podcasts and other non-music content.
•We face many risks associated with our growth and our international operations, including attracting, retaining and motivating qualified personnel and obtaining rights to stream content on favorable terms.
•Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term results. That strategy may not align with the market’s expectations.
•We may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.
•Failure to convince advertisers of the benefits of our advertising offerings could harm our business, operating results, and financial condition.
•Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our Ad-Supported revenue.
•We may be subject to disputes or liabilities associated with content made available on our Service.
•Our continued interest in acquisition or investment could divert management’s attention and disrupt our operations and harm operating results. We may fail to complete strategic acquisitions or investments.
•Any change to, loss of, or claim that we do not hold any necessary third-party licenses, including under any license agreements or statutory or compulsory licenses, may materially adversely affect our business, operating results, and financial condition.
•Our major content providers have the ability to unilaterally affect our access to music and other content.
•We are a party to complex license agreements and have a complex royalty payment schedule, which increases the difficulty of estimating the amount payable under our license agreements or relevant statutes.
•Financial commitments under certain license agreements may limit our operating flexibility.
•Difficulties in identifying the compositions in our sound recordings and the ownership thereof may impact our ability to perform our obligations under our licenses.
•Assertions of infringement or other violation by us of third-party intellectual property rights, or failure to protect our own intellectual property, could harm our business.
•We have limited ability to access online platforms, operating systems, hardware, or networks.
•Failure to maintain the security of user data could result in civil liability, statutory fines, regulatory enforcement, and loss of confidence.
•Our products may contain undetected errors, bugs, or vulnerabilities.
•Interruptions, delays, or discontinuations in service arising from our own systems or from third parties, such as Google Cloud Platform, could harm our business.
•Our business is subject to complex and evolving laws and regulations, including those related to copyright, privacy and data security, which may increase compliance costs.
•We may not be able to achieve our net zero emissions target or make progress in other environmental, social, and governance initiatives.
•Other risks such as failure to protect our brand, payments-related risks, fluctuation of our operating results, failure to implement and maintain effective internal control over financial reporting, lack of additional capital to support our growth, a global public health crisis such as COVID-19, changes of worldwide economic conditions and significant fluctuations of exchange rates, may adversely affect our business, operating results, and financial condition.

Risks Related to Our Metrics

•Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies may harm and negatively affect our reputation and our business.
•Failure to effectively manage and remediate attempts to manipulate stream counts and attempts to gain or provide unauthorized access to certain features of our Service could undermine investor confidence.

Risks Related to Indebtedness

•    Our indebtedness and liabilities could limit the cash flow available for our operations.
•    We may be unable to repurchase the Exchangeable Notes for cash following certain fundamental change or to pay any cash amounts due upon exchange.
•    Provisions in the Indenture could delay or prevent an otherwise beneficial takeover of us.
•    The accounting method for the Exchangeable Notes could adversely affect our reported financial condition and results.

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
•The social costs we accrue for share-based compensation may fluctuate significantly with the trading price of our ordinary shares.
•Given our levels of share-based compensation, our effective tax rate may vary significantly depending on our share price.
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
•The issuance of beneficiary certificates to certain shareholders, including our founders, will limit your voting power and your ability to influence our corporate governance.
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

Risks Related to Our Business Model, Strategy, and Performance

If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of subscribers to our premium service (“Premium Service”) and the number of users of our ad-supported service (“Ad-Supported Service”, and together with the Premium Service, the “Service”) and finding ways to monetize content across the Service. We must convince prospective users of the benefits of our Service and our existing users of the continuing value of our Service. Our ability to attract new users, retain existing users, and engage active users depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Google, and Amazon, have developed, and are continuing to develop, devices for which their audio streaming services are preloaded or may also be set as the default providers, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile and other connected products, including cars, in-home, and wearable devices, we will need to enhance and improve our existing Service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our Service, attract and retain users, and monetize content across the Service may be adversely affected.

In order to increase our advertising revenue, we seek to increase the listening time that our users spend on our Service or find new opportunities to deliver advertising to users on the Service, such as through podcasts and other opportunities relating to content promotion to users. The more content users stream on our Service, the more advertising inventory we generally have to sell. Further, growth in our user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that maximizes our advertising customers’ return on investment and that ultimately allows us to better demonstrate the effectiveness of our advertising solutions and justifies a pricing structure that is advantageous for us. If we fail to grow our user base, the amount of content streamed, and the listening time that our users spend on our Service, we may be unable to grow our advertising revenue. Moreover, given that subscribers to our Premium Service (“Premium Subscribers”) are sourced primarily from converting users of our Ad-Supported Service (“Ad-Supported Users”), any failure to grow our Ad-Supported User base or convert Ad-Supported Users to Premium Subscribers may negatively impact our revenue.

In order to increase our Ad-Supported Users and our Premium Subscribers, we will need to address a number of challenges, including:

•providing users with a consistently high-quality and user-friendly experience;
•continuing to curate a catalog of content that consumers want to engage with on our Service;
•continuing to innovate and keep pace with changes in technology and our competitors; and
•maintaining and building our relationships with the makers of mobile and other connected devices.

Failure to overcome any one of these challenges could have a material adverse effect on our business, operating results, and financial condition.

We face and will continue to face significant competition for users, user listening time, and advertisers.

We face robust and rapidly evolving competition in all aspects of our business, including from companies that allow users to share and discover content and/or that enable advertisers to use content platforms to reach customers, such as Apple, Alphabet (including Google and YouTube), Amazon, Facebook, and ByteDance (including TikTok). See “Item 4.B. Business Overview—Competition” for a more detailed description of certain services that compete with us.

We vigorously compete to attract, engage, and retain users against current and potential competitors, both globally and in particular geographic regions where we operate. These competitive risks are heightened because some of our competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete, and greater overall resources than us. These advantages enable them to devote more financial resources to technology, infrastructure, fulfillment, and marketing, which in turn enables them to offer competitive services at little or no profit or even at a loss. For example, prominent, well-funded competitors like Apple, Google, and Amazon have a competitive advantage because they can leverage the substantially broader product offerings in their ecosystem to gain subscribers through bundled offers and to monetize users. Additionally, our current and future competitors have engaged and will continue to engage in mergers or acquisitions with each other, as SiriusXM and Pandora, or Amazon Music and Wondery, have done, to combine and leverage their broad audiences, content, and capabilities.

Relatedly, we compete for users based on our presence and visibility as compared with other businesses and platforms that deliver audio content through the internet and connected devices. We face significant competition for users from companies promoting their own digital audio content online or through application stores, including large, well-funded, and seasoned participants in the digital media market. Device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. The websites and applications of our competitors may rank higher than our website and our Spotify application in search engines or application stores, and/or our application may be difficult to locate in device application stores, which could draw potential users away from our Service and toward those of our competitors. For example, Apple, Google, and Amazon own application store platforms and charge in-application purchase fees, which may not be levied on their own applications, creating a competitive advantage for themselves against us. If other competitors that own application store platforms and competitive services adopt similar practices, we may be similarly impacted. In addition, some of these competitors, including Apple, Google, and Amazon, have developed, and are continuing to develop, devices for which their music and/or podcast streaming service is preloaded and/or able to be used out-of-the-box without the need to log in, creating a visibility and access advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence, ease of use, and visibility, our number of Premium Subscribers, Ad-Supported Users, and the amount of content streamed on our Service may fail to increase or may decline and our subscription fees and advertising sales may suffer. See “—If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.”

We also face increasing competition because of new or emerging technologies and changes in market conditions. Our current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content, such as ByteDance, that cause our users, especially the younger demographic, to switch to another product, which would negatively affect our user retention, growth, and engagement. As the market for on-demand audio on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge. We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience pose a significant threat of developing competing on-demand audio distribution technologies.

Additionally, we compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of our advertising products and content offering, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites, and mobile applications, as well as traditional advertising channels such as terrestrial radio and television.

Large internet companies with strong brand recognition, such as Facebook, Google, Amazon, and Twitter, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and traffic that provide a significant competitive advantage and have a significant impact on pricing for reaching these user bases. Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from achieving or maintaining profitability.

We face many risks associated with our international operations.

We have significant international operations and plan to continue to grow internationally. However, managing our business and offering our products and services internationally involves numerous risks and challenges, including:

•difficulties in obtaining licenses to stream content from rights organizations and individual copyright owners in countries around the world on favorable terms;
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
•increased risk of disputes with and/or lawsuits filed by rights holders in connection with our expansion into new markets;
•difficulties in achieving market acceptance of our products or services in different geographic markets with different tastes and interests;
•difficulties in achieving viral marketing growth in certain other countries where we commit fewer sales and marketing resources;
•difficulties in effectively monetizing our growing international user base;
•difficulties in managing operations due to language barriers, distance, staffing, user behavior and spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally, including compliance costs associated with our recently adopted Work from Anywhere program, as our dispersed workforce will be subject to many different local laws and regulations;
•application of different laws and regulations of other jurisdictions, including corporate governance, labor and employment, privacy, telecommunications and media, cybersecurity, content moderation, environmental, health and safety, consumer protection, liability standards and regulations, as well as intellectual property laws;
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
•import and export controls and economic sanctions administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of the Treasury’s Office of Foreign Assets Control;
•restrictions on international monetary flows; and
•reduced or ineffective protection of our intellectual property rights in some countries.

If we are unable to manage the complexity of our global operations and continue to grow internationally as a result of these obstacles, our business, operating results, and financial condition could be adversely affected.

If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

Our rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to users, advertisers, and business partners and who can increase the monetization of the music and podcasts streamed on our Service. Continued growth could also strain our ability to maintain reliable service levels for our users, effectively monetize the music and podcasts streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

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

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on innovations and quick reactions could result in unintended outcomes or decisions that are poorly received by our users, advertisers, or partners. We have made, and expect to continue to make, significant investments to develop and launch new products, services, and initiatives, which may involve significant risks and uncertainties, including the fact that such offerings may not be commercially viable for an indefinite period of time or at all, or may not result in adequate return of capital on our investments. No assurance can be given that such new offerings will be successful and will not adversely affect our reputation, operating results, and financial condition. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed.

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

We have incurred significant operating losses in the past and, as of December 31, 2021, had an accumulated deficit of €3,220 million. While for the year ended December 31, 2021, we had operating income of €94 million, for the years ended December 31, 2020 and 2019, our operating losses were €293 million and €73 million, respectively. We have incurred significant costs to license content and continue to pay royalties or other consideration to record labels, publishers, and other copyright owners for such content. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty and other licensing expenses, associated with our Service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

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

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

•securing top quality audio and video content from leading record labels, distributors, aggregators, and podcast creators, as well as the publishing right to any underlying musical compositions;
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
•international operations in an effort to maintain and increase our member base, engagement, and sales;
•capital expenditures that we will incur to grow our operations and remain competitive; and
•general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

Failure to convince advertisers of the benefits of our advertising offerings could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•increasing the number of hours our users spend listening to audio or otherwise engaging with content on our Service;
•increasing the number of Ad-Supported Users and the number of our users listening to podcasts;
•keeping pace with changes in technology and our competitors;
•competing effectively for advertising dollars with other online and mobile marketing and media companies;
•maintaining and growing our relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us;
•continued impact from the COVID-19 pandemic on advertisers;
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

Failure to grow our user base and to effectively demonstrate the value of our advertising offerings to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition. In addition, macroeconomic conditions may affect advertisers’ spending. For example, we experienced a decline in Ad-Supported revenue growth as a result of headwinds to our advertising business during the early phase of the COVID-19 pandemic. While our advertising business has recovered, given the market uncertainty, it could face headwinds again in the future and adversely affect our business, operating results, and financial condition. Labor shortages and supply chain disruptions may continue to cause logistical challenges, increased input costs, and inventory constraints for our advertisers, which in turn may also halt or decrease advertising spending.

Selling advertisements requires that we demonstrate to advertisers that our advertising offerings are effective. For example, we need to show that our Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because our users self-report their personal data, which may include their genders and dates of birth, the personal data we have may differ from our users’ actual genders and ages. If our users provide us with incorrect or incomplete information regarding their personal data, such as genders, age, or other attributes we use to target advertisements to users, or the data are otherwise not available to us, then we may fail to target the correct demographic with our advertising. In addition, changes to operating systems' practices and policies, such as Apple's App Tracking Transparency (“ATT”) framework, have reduced and may continue to reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. Google has announced that it will implement similar changes with respect to its Android operating system, and major web browsers, like Mozilla, Safari, and Chrome, have made or may make in the future similar changes as well. These limitations have affected and may continue to adversely affect our and our advertisers' ability to effectively target advertisements and measure their performance, thereby reducing the demand or pricing for certain of our advertising products and harming our business. The impact of these changes on the overall mobile advertising ecosystem, our business, and the developers, partners, and advertisers in the ecosystem are evolving and their ultimate impact is not yet clear. Additionally, advertisers often rely on third parties to quantify the reach and effectiveness of our ad products. These third-party measurement services may not reflect our true audience or the performance of our ad products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the metrics that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Service could be adversely affected. See “—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.”

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our Ad-Supported revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. In the absence of a uniform industry standard, agencies, advertisers, and other third parties have adopted several different measurement methodologies and standards. Certain advertisers will measure the effectiveness of their advertising campaigns based on our ability to serve their ads to audiences that match their demographic data benchmarks, and our ability to meet the requirements of these third-party measurement providers may be impacted when we do not have accurate or complete user data. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards. For example, we have introduced Streaming Ad Insertion ("SAI") technology to improve our targeting and measurement capabilities for podcast advertising that rely on our streaming capabilities instead of using downloads as a proxy. However, the impact of the shift in measurement from downloads to real impressions on our advertising revenue is uncertain, as well as its acceptance by our advertising partners or our ability to scale this technology successfully.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies may not integrate with our Service and if we are unable to deploy effective solutions to monetize the mobile device usage by our user base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend. The evolution of privacy laws, including the GDPR, CCPA, the ePrivacy Directive, and LGPD (each as defined below), may also impact the way we generate revenue from advertising.

Failure to successfully monetize and generate revenues from podcasts and other non-music content could adversely affect our business, operating results, and financial condition.

Delivering podcasts and other non-music content involves numerous risks and challenges, including increased capital requirements, competition, and the need to develop strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. See “—We may be subject to disputes or liabilities associated with content made available on our Service.” There is no guarantee that we will be able to generate sufficient revenue from podcasts or other non-music content to offset the costs of creating or acquiring this content. Failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to podcasts or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion, could adversely affect our business, operating results, and financial condition.

In addition, we enter into multi-year commitments for original content that we produce or commission. Given the multiple-year duration and largely fixed-cost nature of such commitments, if our user growth and retention do not meet our expectations, our margins may be adversely impacted. Payment terms for certain content that we produce or commission will typically require more upfront cash payments than other content licenses or arrangements whereby we do not pay for the production of such content. To the extent our user and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of such content commitments. The long-term and fixed-cost nature of certain original content commitments may also limit our flexibility in planning for or reacting to changes in our business, as well as our ability to adjust our content offering if our users do not react favorably to the content we produce. Any such event could adversely impact our business, operating results, and financial condition.

We may be subject to disputes or liabilities associated with content made available on our Service.

We provide various services and products that enable artists, podcasters, and other creators or users to make content available on our Service. For example, creators or users can record and distribute podcasts using Anchor and can upload cover art and profile images. These may subject us to claims of intellectual property infringement by third parties if such creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, we have faced and will continue to face other claims relating to content that is published or made available through our products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, we are dependent on those who provide content on our Service complying with the terms and conditions of any license agreements with us, our Terms and Conditions of Use, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, we cannot guarantee that the creators and users who provide content on our Service will comply with their obligations, and any failure of creators and users to do so may materially impact our business, operating results, and financial condition. In addition, while we may avail ourselves of various legal safe harbors related to third-party content, we cannot be certain that courts will always agree that these safe harbors apply. We also face a risk that the laws related to these safe harbors or the removal of content could change. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition. See “Risk Related to Our Operations—Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.”

Given the large volume of content that various third parties, including record labels, distributors, aggregators, podcasters, live-audio creators, and our users, make available on our platform, it is challenging for us to accurately verify the legitimacy of such content and review or moderate such content to ensure that it is otherwise in compliance with our policies. In addition, advertisers may not wish to have their brand associated with certain types of content and if we cannot reliably exclude their ads from certain types of content, our business relationships may also be negatively impacted. If we fail to build and maintain an effective system to moderate the content on our platform, our users, creators, or partners may lose trust in us, our reputation may be impaired, and our business may be adversely affected. See “Risks Related to Our Operations—Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand could harm our business.”

We have acquired and invested in, and may continue to acquire or invest in, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

We have acquired and invested in, and may in the future seek to acquire or invest in, other companies or technologies that we believe could complement or expand our products and services, enhance our technical capabilities or content offerings, or otherwise offer growth opportunities. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we may be unsuccessful in integrating our recently acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

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
•harm to our existing business relationships with business partners and advertisers;
•harm to our brand and reputation;
•potential loss of key employees and labor disputes; and
•diversion of resources, including cash, that are needed in other parts of our business.

If we acquire or invest in other companies, these acquisitions or investments may reduce our operating margins for the foreseeable future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. The market value of our investments may also fluctuate due to volatility in the share price used to measure the investment. For example, the majority of our long-term investments relates to Tencent Music Entertainment (“TME”). The value of these securities is subject to the risks associated with TME’s business, as well as any changes by the Chinese government in foreign investment laws or elevated scrutiny or regulation of foreign investments in Chinese companies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Investment Risk” for additional discussion of the risk relating to our long term investment in TME. In the future, if our acquisitions or investments do not yield expected returns, we may be required to adjust our operating results based on this impairment assessment process. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if a business we acquire or invest in fails to meet our expectations, our business, operating results, and financial condition may suffer.

We have also entered into, and may in the future enter into, additional, strategic alliances with certain partners that we believe will help advance the success of our business. Such partnerships may divert management focus and resources from other aspects of our business, it may take longer than expected for them to produce the expected benefits, they may subject us to additional and unknown licensing or regulatory requirements across different jurisdictions, and they on occasion fail to produce all of the expected benefits. The success of these partnerships will depend in part on our ability to leverage them to enhance our products and services, or to develop new products and services, and we may not be successful in doing so. Any adverse results related to our strategic partnerships could negatively impact our business, operating results, and financial condition.

The COVID-19 pandemic has had, and could have in the future, an adverse impact on our business, operating results, and financial condition.

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. The full extent to which the COVID-19 pandemic will continue to impact our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. The economic disruption caused by the COVID-19 pandemic has adversely affected, and could adversely affect in the future, the levels of advertising spending and consumer spending on discretionary items, which in turn adversely affect our ad sales and Subscriber revenue. Labor shortages and supply chain disruptions may continue to cause logistical challenges, increased input costs, and inventory constraints for our advertisers, which in turn may also halt or decrease advertising spending. Limitations on travel, “stay at home” orders, social distancing requirements, and other governmental actions implemented in response to COVID-19 have caused, and may in the future cause, changes as to how our users consume music and podcasts, and any failure to predict or address such changes in our users’ engagement with our Service could adversely affect our business. Any such effect could cause or contribute to the risks and uncertainties enumerated in this report and could materially adversely affect our business, operating results, and financial condition.

Additionally, the majority of our employees are currently working remotely as a result of the COVID-19 pandemic, and in 2021 we adopted the Work from Anywhere program, which allows most employees to elect their work location from physical office space and home mix options. These arrangements could challenge our ability to manage employees and maintain productivity, impact our financial reporting systems and internal controls, heighten the risk of cyber incidents, increase our compliance costs as our dispersed workforce will be subject to many different local laws and regulations, and introduce or heighten operational challenges. In addition, any rapid adoption by us of third-party services designed to enable the transition to a remote workforce also may introduce security risk that is not fully mitigated prior to the use of the services. Recently, organizations worldwide, including governments and commercial enterprises, have seen an increase in cyber-attacks, such as phishing and ransomware attacks, by bad actors taking advantage of the pandemic and remote workforces. Our own systems and the systems of third parties that we work with are subject to such increased threats.

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

For example, if we fail to obtain licenses to stream sound recordings from major record labels; if the rates we pay for mechanical licenses that are set by the Copyright Royalty Board increase our royalty costs; if we are unable to comply with the requirements to maintain the compulsory mechanical license in the U.S.; if we are unable to obtain blanket licenses for public performance rights on reasonable terms; if our licenses with collecting societies and our direct licenses with publishers outside of the U.S. do not provide full coverage for all of the musical compositions we make available to our users; for podcasts and other non-music content, if rights holders or content providers do not comply with the terms and conditions of our license agreements as well as the Spotify Terms and Conditions of Use, our business, operating results, and financial condition could be materially harmed.

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

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and Music and Entertainment Rights Licensing Independent Network (“Merlin”), makes up the majority of music consumed on our Service. For the year ended December 31, 2021, this content accounted for approximately 77% of music streams. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power (including by leveraging their publishing affiliate) to seek onerous financial or other terms from us or otherwise impose restrictions that hinder our ability to further innovate our service offerings. We have particular issues in markets where local content is important and such local content is held by local major labels or even individual artists, making it difficult to obtain such local content at all or on economically favorable terms. In addition, publishers’ fractional ownership of shares of musical works enhances their market power. As a result, the loss of rights to a major publisher catalogue would force us to take down a significant portion of popular repertoire in the applicable territory or territories, which would significantly disadvantage us in such territory or territories. The lack of complete metadata with respect to publisher ownership may also present challenges in taking down all the tracks that include the works of a given publisher. Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on those record labels or copyright owners or other third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service. To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

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

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.

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

From time to time, we pay royalties based on management estimates of the rates that will apply while we negotiate license agreement renewals. On August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license pursuant to Section 115 of the Copyright Act of 1976 (the “Copyright Act”) and to a number of direct licenses that we have had with music publishers. Until the rates are determined, our recorded royalty costs, both retrospectively and prospectively, will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.

Financial commitments required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements contain minimum guarantees or require other financial commitments. As of December 31, 2021, we have estimated future financial commitments of €3.3 billion under license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) as well as license agreements for podcasts. Such financial commitments related to our content acquisition costs are not always tied to our revenue and/or user growth forecasts (e.g., number of users, active users, Premium Subscribers) or the number of sound recordings and musical compositions or podcasts used on our Service. We may also be subject to financial commitments to rights holders with respect to certain strategic partnerships we enter into that on occasion do not produce all of the expected benefits. Accordingly, our ability to achieve and sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased sales of Premium Service and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements for sound recordings and musical compositions that contain minimum guarantees is frequently between one and three years, but our Premium Subscribers may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition or retention do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our Premium Service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such financial commitments. In addition, the fixed cost nature of these financial commitments may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

We rely on estimates of the market share of streaming content owned by each content provider, as well as our own user growth and forecasted advertising revenue, to forecast whether such financial commitments could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that these revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such financial commitments, our margins may be materially and adversely affected.

Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain, including where the owners or administrators of such rights have failed to accurately identify their interest in a musical composition. We currently rely on licensors and other third parties to determine this information. If the information provided to us does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings, it may be difficult or impossible to identify the appropriate rights holders from whom to obtain licenses or to whom to pay royalties. This may make it difficult to comply with certain obligations of any agreements with relevant rights holders. This may also make it difficult to identify content for removal from the Service if we lose the rights to such musical compositions.

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

Our ability to provide our Service is dependent upon our ability to license intellectual property rights to audio content, including sound recordings, any musical compositions embodied therein, and podcasts, as well as visual and related content, such as music videos, clips, album cover art, artist images, and any other media assets that artists and/or labels can add or provide with their tracks. Various laws and regulations govern the copyright and other intellectual property rights associated with audio and visual content, including sound recordings and musical compositions. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. See “—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.” While we may often be able to seek indemnities from our licensors with respect to infringement claims that may relate to the content they provide to us, such indemnities may not be sufficient to cover the associated liability if the licensor at issue does not have adequate financial resources. Moreover, we are subject to claims of intellectual property infringement from content that artists, podcasters, and other creators or users make available on our Service. See “—We may be subject to disputes or liabilities associated with content made available on our Service.”

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

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the intellectual property rights underlying our products and services. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These measures may only offer limited protection and, moreover, are constantly evolving to meet the expanding needs of our business. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features, make unauthorized use of original content we make available on our platform, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

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

Risks Related to Our Operations

Streaming depends on effectively working with operating systems, online platforms, hardware, networks, regulations, and standards we do not control. Changes in our products or services or those operating systems, hardware, networks, regulations, or standards, and our limitations on our ability to access those platforms, operating systems, hardware, or networks may seriously harm our business.

We rely on a variety of operating systems, online platforms, hardware, and networks to reach our users. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share our interests and may restrict our access to them or place conditions on access that would materially affect our ability to access those platforms. In particular, where the owner of a platform is also our direct competitor, the platform may attempt to use this position to affect our access to users and ability to compete. For example, an online platform might arbitrarily remove our products or services from its platform, deprive us of access to business critical data, or engage in other harmful practices. Online platforms also may unilaterally impose certain requirements that negatively affect our ability to convert users to the Premium Service, such as conditions that limit our freedom to communicate promotions and offers to our users. Similarly, online platforms may force us to use the platform’s payment processing systems that may be inferior to, and more costly than, other payment processing services available in the market. Online platforms frequently change the rules and requirements for services like ours to access the platform, and such changes may adversely affect the success or desirability of our service. To maintain certain elements of the service on a platform, we may need to make additional concessions to the platform operator that may adversely affect other aspects of the business or require us to invest significant expenses. Online platforms may limit our access to information about users, limiting our ability to convert and retain them. Online platforms also may deny access to application programming interfaces or documentation, limiting functionality of our products or services on the platform. In addition, if online platforms discontinue any log-in authentication services that our users use to access our products or services, we may lose and be unable to recover users previously using this function.

In March 2019, we filed a complaint against Apple with the European Commission for engaging in certain behaviors that we believe are unlawful and anti-competitive. In June 2020, the European Commission opened a formal investigation into Apple’s conduct, and in April 2021, the European Commission issued a statement of objections to Apple with a preliminary view that its App Store rules disadvantaged competing music streaming services and distorted competition in the music streaming market by abusing its dominant position. We cannot assure you that the outcome of the process with the European Commission will be successfully resolved in our favor. In September 2020, we joined other app developer companies and organizations to form the Coalition for App Fairness with the goal of promoting app store principles that, among other things, address anti-competitive practices by platforms. We cannot assure you that those efforts will result in favorable outcomes.

Furthermore, devices providing access to our products and services are manufactured by a wide array of companies and we cannot guarantee that these devices perform reliably. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction toward us, which could damage our brand. In addition, we have no control over the hardware or software of these devices and any changes to them may negatively impact our business. For example, changes to operating systems’ practices and policies, such as Apple’s ATT framework, have reduced and may continue to reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. These limitations have affected and may continue to adversely affect both our and our advertisers’ ability to effectively target advertisements and measure their performance, thereby reducing the demand or pricing for certain of our advertising products and harming our business.

Moreover, our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our Service must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission (the “FCC”) voted to repeal prior “open internet rules,” which included bright-line provisions prohibiting internet service providers from blocking lawful internet content, throttling such content, or engaging in paid prioritization, as well as a general conduct standard barring such providers from unreasonably interfering with or disadvantaging online content providers’ access to end users and end users’ access to online content, and directing providers to rely instead on disclosure obligations backed by Federal Trade Commission enforcement. Several states have imposed their own open internet protections modeled on the repealed bright-line provisions, although internet service providers have filed lawsuits challenging such measures, and additional challenges are likely. Similarly, the European Union (the “EU”) currently requires equal access to internet content, but as part of the EU’s Digital Single Market initiative and the implementation of the European Electronic Communications Code at the national level, EU Member States may impose network security and disability access obligations on “over-the-top” services such as those provided by us. If the FCC does not reinstate open internet rules beyond disclosure requirements and state laws fail to provide comparable protections, or if the EU modifies its own open internet rules, broadband service providers may be able to limit our users’ ability to access Spotify or make Spotify a less attractive alternative to our competitors’ applications, and our business, operating results, and financial condition would be seriously harmed.

We may not successfully cultivate relationships with key industry participants or comply with the requirements of various operating systems, online platforms, hardware, networks, regulations, and standards on which our products and services depend, and failure to do so could result in serious harm to our business and user retention, growth, and engagement.

Failure to maintain the security of data relating to our users could result in civil liability, statutory fines, regulatory enforcement, and the loss of confidence in us by our users, advertisers, content providers, and other business partners, all of which could harm our business.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our users, including credit card and debit card information and other personal data about our users, business partners, and employees. Our products and services, which are supported by our own systems and those of third parties that we work with, are vulnerable to software bugs, traditional computer “hackers,” malicious code (such as malware, viruses, internet worms, and ransomware), employee theft, malfeasance, break-ins, misuse or error, phishing, password spraying, and credential stuffing attacks, attempts to overload servers with denial-of-service or other attacks, and similar disruptions from unauthorized use of our and third-party computer systems, any of which could cause loss of critical data or unauthorized access to personal data. In addition to these "traditional" threats, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our internal systems and the systems of the third parties we work with. Third parties have in the past and may in the future attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information, such as user names, passwords, or other information, or otherwise compromise the security of our internal electronic systems, networks, and/or physical facilities in order to gain access to our data, which could result in significant legal and financial exposure, a loss of confidence in our security, interruptions or malfunctions in our operations, and, ultimately, harm to our future business prospects and revenue. Security issues have in the past, and may in the future, arise in cases where our personnel, agents, or processors fail to follow our policies or otherwise act inappropriately.

Computer malware, viruses, and computer hacking, credential stuffing and phishing attacks have occurred on our systems in the past and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Moreover, our recently adopted Work from Anywhere program may impact our ability to protect against cyber incidents as our workforce will now be connected from a mix of physical office space and home options. We cannot assure you that the systems and processes that we have designed to protect our data and our users’ data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

If an actual or perceived breach of security occurs to our systems or a third party’s systems, we may face actions against us by governmental entities (in particular given the White House, SEC, and other regulators' recent increased focus on companies' cybersecurity vulnerabilities and risks), data protection authorities, consumers, or others that could result in enforcement, litigation and financial losses, and the public perception of our security measures could be diminished and our reputation harmed, all of which would negatively affect our ability to attract and retain users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We would also have to expend significant resources to mitigate the breach and upgrade our security systems, and in most cases notify affected users and relevant data protection and regulatory authorities. In addition, any losses, costs or liabilities may not be covered by, or may exceed the coverage limits of, any or all of our applicable insurance policies. A data breach by service providers that are acting as our data processors (i.e., processing personal data on our behalf) would raise similar risks and obligations. Any of these events could have a material adverse effect on our business, operating results, and financial condition and could cause our stock price to drop significantly.

Our products are highly technical and may contain undetected errors, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Many of the products we offer are highly technical and complex. These products or any other product we may introduce in the future may contain undetected hardware errors, software bugs, and other vulnerabilities. These errors, bugs, and vulnerabilities can manifest in any number of ways in our products, including through diminished performance, security incidents, malfunctions, service disruptions, or even permanently disabled products. We have a practice of rapidly updating our products, and as a result some errors, bugs, or vulnerabilities in our products may be discovered only after a product has been used, and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors or functionality problems in our products, including rendering our products inoperable by some users. Our products operate in conjunction with, and we are dependent upon, third-party products and services, and any error or bug in one of these third-party products or services could thwart our users’ ability to access our products and services, present a security vulnerability, and harm our reputation. Additionally, any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue, impact the stability or accuracy of our user metrics or other estimates, and expose us to claims for damages, any of which could seriously harm our business. See “Risks Related to Our Metrics—Failure to effectively manage and remediate attempts to gain or provide unauthorized access to certain features of our Service could have an adverse impact on our business, operating results, and financial condition.” Additionally, errors, bugs, or other vulnerabilities may—either directly or if exploited by third parties—affect our ability to make accurate royalty payments. See “Risks Related to Securing the Rights to the Content We Stream—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.”

We could also face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.

We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. For instance, Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP, currently rely on GCP for the vast majority of our primary data storage (including personal data of users and audio data licensed from rights holders) and computing, and any transition of our GCP operations to another cloud provider would incur significant time and expense. Both our own systems and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, global pandemics and other public health crises, such as the COVID-19 pandemic, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and unauthorized access to, or alteration of, the content and data contained in our systems or stored by third parties and delivered on our behalf.

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

We are an international company that is registered under the laws of Luxembourg, with offices and/or operations in 184 countries and territories around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws and regulations in different countries that involve matters central to our business, including privacy, data protection, content, intellectual property, advertising and marketing, competition, protection of minors, consumer protection, automatic subscription renewals, credit card processing, foreign exchange controls, and taxation. These laws and regulations may be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. Additionally, the introduction of new products or services, expansion of our activities in certain jurisdictions, entry into new jurisdictions, or other actions that we may take may subject us to additional laws and regulations. These laws and regulations, as well as any associated claims, inquiries, or other government actions, may subject us to increased operating costs, delays or impediments in our business activities, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, based on the Directive on Copyright in the Digital Single Market, EU Member States are implementing new rules on copyright protection, including rules on fair remuneration for use of copyrighted content and obligations on online content-sharing service providers, which could also impact our costs or the conditions for users to access licensed content. In the United States, the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act could change or decrease over the next few years. This could result in increased liability for content moderation decisions and third-party content posted on our Service and higher litigation costs. Certain jurisdictions have implemented or are contemplating implementing laws that may negatively impact our automatic renewal structure or our free or discounted trial incentives. Additionally, in Europe, a number of regulatory initiatives that have been proposed to tackle the way platforms and digital services providers operate could generate operational and technical costs of compliance, including the pending Digital Services Act, which, among other requirements, sets forth rules on the removal of illegal content and on transparency and reporting. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

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

As we collect and utilize personal data about our users as they interact with our products and services, we are subject to new and existing laws and regulations that govern our use of user data. We are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations. Claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our users and our partners. We may be required to make significant expenditures to resolve such claims, which may include paying monetary damages, financial settlements, and/or fines or other penalties, including by government and data protection authorities.

We are subject to the General Data Protection Regulation (“GDPR”), which came into effect in May 2018 and imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, and cross-border data transfers for entities collecting and/or processing personal data of EU residents and significant penalties for non-compliance (up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). Following the United Kingdom’s (“UK”) departure from the European Union and the expiry of the transition period, we are subject to UK data protection law, which imposes obligations and penalties similar to the GDPR. We are also subject to Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), which requires entities to obtain informed and freely given consent for the placement of cookies and similar technologies on a user’s device. We are also subject to Lei Geral de Proteção de Dados (“LGPD”), which went into effect in September 2020, and that imposes similar requirements to GDPR on the collection and processing of data of Brazilian residents, as well as penalties for non-compliance (up to 2% of the Brazil-sourced income for the preceding financial year, limited to approximately $11 million per infraction, with the possibility of a daily fine to compel the cessation of violations). We are also subject to the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020 and imposes heightened transparency obligations, adds restrictions on the “sale” of personal information, and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance (up to $7,500 per intentional violation and $2,500 per other violation). California consumers also have a private right of action under the CCPA with respect to certain data breaches and can recover civil damages of up to $750 per incident, per consumer or actual damages, whichever is greater.

We rely on data transfer mechanisms permitted under the GDPR and UK regime, including the Standard Contractual Clauses. Recent European case law and regulatory guidance have imposed additional requirements when relying on the Standard Contractual Clauses, including requiring the use of the substantively updated version for transfers from the EU that was issued by the European Commission in June 2021. Ensuring we can continue to transfer E.U. personal data outside of the European Economic Area (and UK personal data outside of the UK) in compliance with new regulatory guidance, judicial decisions, and legislative developments may require us to expend significant resources.

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

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations. Actual or perceived failure to comply with privacy laws has in the past and could in the future result in regulatory or governmental investigations. It could also result in enforcement actions requiring us to change the way we use personal data, restrictions on how we use personal data, significant regulatory fines, or litigation. In addition to statutory enforcement, a data breach has in the past and could in the future lead to compensation claims by affected individuals (including consumer advocacy groups). It could also lead to negative publicity and a potential loss of business as a result of customers losing trust in us. Such failures could have a material adverse effect on our financial condition and operations.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand could harm our business.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Spotify” brand is critical to expanding our base of users and advertisers, as well as continuing to attract creators, and will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products and services, which we may not do successfully. We may introduce new products, services, features, content, or terms of service that our users, creators, advertisers, or partners do not like, which may negatively affect our brand. Our brand may be impaired by a number of other factors, including a decline in the quality or quantity of the content available on our Service, product or technical performance failures, or other reputational issues. Our brand may also be negatively affected by content on our platform that our users find objectionable, the use of our products or services to create or disseminate content that is deemed to be misleading or intended to manipulate opinions, perceived or actual efforts by governments to censor certain content on our platform, the use of our products for illicit, objectionable, or illegal ends, or our failure to respond appropriately to such uses of our products and services or to otherwise adequately address user concerns. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if users do not have a positive experience using third-party applications or websites integrated with Spotify or that make use of Spotify content or brand features. If we fail to successfully maintain a strong brand, our business could be harmed.

If we are unable to maintain the growth of our Ad-Supported Users and Premium Subscribers, we may be required to expend greater resources than we currently spend on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand, which would adversely affect our operating results and may not be effective.

Additionally, we receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, relationship with record labels, publishers, artists, and other copyright owners, content on our Service, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, employee matters, the actions of our advertisers or strategic partners, the actions of our developers whose services are integrated with our products or services, the actions of our users, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation and brand. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

We may not be able to achieve our net zero emissions target or make progress in other environmental, social, and governance initiatives.

In late 2021, we announced our intention to reach net zero emissions within the next decade through a variety of ways. We also joined the Exponential Roadmap Initiative and the United Nations’ Race to Zero campaign as a first step on our climate action journey. Our estimates concerning the timing and cost of implementing our targets are subject to risks and uncertainties, and there can be no assurances that our commitments will be achieved.

We have also elected to share publicly our corporate environmental, social and governance (“ESG”) initiatives in our annual Sustainability, Equity and Impact Reports. Our business may face increased scrutiny related to these activities, including from the investment community, and our failure to make progress in these areas on a timely basis, or at all, could adversely affect our brand and reputation. Although we expect that our commitment to ESG-based values will improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium Subscribers and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service, either of which could harm our business, operating results, and financial condition. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In particular, we rely on two third-party service providers, Adyen and PayPal (including Braintree), for the vast majority of our payment processing. Our business could be materially disrupted if these third-party service providers become unwilling or unable to provide these services to us. If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our Premium Subscribers’ credit cards on a timely basis or at all, our business, operating results, and financial condition could be materially adversely affected.

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

We depend on the continued services and performance of our key personnel, including our Chief Executive Officer, Daniel Ek, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. We believe that our key executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic, and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. In particular, we intend to continue to hire a significant number of personnel in the foreseeable future and may face challenges in hiring such personnel. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. We use equity awards to attract talented employees. If the value of our ordinary shares declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. Our ability to attract, retain, and motivate employees may also be adversely affected by stock price volatility.

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We are required to maintain internal control over financial reporting and to report any material weaknesses in those controls. If we identify future material weaknesses in our internal control over financial reporting or fail to meet our obligations as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the U.S. Securities and Exchange Commission (the “SEC”), the New York Stock Exchange (the “NYSE”), or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources.

We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing products or services, expand into additional markets around the world, improve our infrastructure, or acquire complementary businesses and technologies. Accordingly, we have in the past engaged, and may in the future engage, in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth, acquire or retain users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in Euros, could be adversely affected.

Our international operations expose us to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation, property leases, and other operating expenses in the local currency, and an increasing percentage of our international revenue is from users who pay us in currencies other than U.S. dollars and Euros, including the Swedish Krona, the Australian dollar, and the British Pound Sterling. In addition, while we incur royalty expenses primarily in U.S. dollars and Euros, the corresponding revenues are being generated in local currencies and, as such, the multiple currency conversions will be affected by currency fluctuations, which may result in losses to us. Fluctuations in the exchange rates between the Euro and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have engaged in limited hedging strategies related to foreign exchange risk stemming from our operations. These strategies include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and reductions in spending by advertisers could have a material adverse impact on our business.

Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of users who purchase our Premium Service on our website and mobile application. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business. For example, the economic disruption caused by the COVID-19 pandemic has adversely affected, and could adversely affect in the future, the levels of advertising spending and consumer spending on discretionary items, which in turn adversely affect our ad sales and Subscriber revenue. See “Risks Related to Our Business Model, Strategy, and Performance—The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, operating results, and financial condition.”

Risks Related to Our Metrics

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to, our monthly active users (“MAUs”), Ad-Supported MAUs, Premium average revenue per user (“ARPU”), and Premium Subscribers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our Service is used across large populations globally. For example, we believe that while there are individuals who have multiple Spotify accounts, which we treat as multiple users for purposes of calculating our active users, there are also Spotify accounts that are used by more than one person. Accordingly, the calculations of our active users may not reflect the actual number of people using our Service. The methodologies used to measure our key metrics require significant judgment and design inputs as well as technical tools that are susceptible to human error, technical errors, bugs, or other vulnerabilities, including those in hardware devices, operating systems, or other third-party products or services on which our Service relies. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology, including improvements in our ability to identify and/or address previously undetected undesirable user behaviors. We cannot assure you that our efforts to improve our estimates of user base and to identify and/or address undesirable user behaviors will be successful, and these efforts could result in the removal of certain user accounts and/or a reduction in MAUs or other metrics.

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

Failure to effectively manage and remediate attempted stream manipulation could have an adverse impact on our business, operating results, and financial condition.

We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for content providers and/or rights holders or to influence placement of content on Spotify-created playlists or industry charts. Attempted stream manipulation may involve creating non-bona fide user accounts or content or using compromised passwords to access legitimate user accounts. For example, we have detected instances of botnet operators creating non-bona fide user accounts or hackers using passwords compromised as a result of a data breach on a non-Spotify service to access legitimate user accounts and streaming specific content repeatedly, thereby generating royalties each time the content is streamed or increasing its visibility on our or third-

party charts. We use a combination of algorithms and manual review by employees to detect artificial streams and aim to remove non-bona fide user accounts created for the above purposes and filter them out from our metrics on an ongoing basis, as well as to require users to reset passwords that we suspect have been compromised. However, we may not be successful in detecting, removing, and addressing all artificial streams and any related user accounts. If we fail to successfully detect, remove, and address artificial streams and associated user accounts, it may result in the manipulation of our data, including the key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with rights holders and advertisers. In addition, once we detect and mitigate artificial streams and associated user accounts, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect key performance indicators and undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

Failure to effectively manage and remediate attempts to gain or provide unauthorized access to certain features of our Service could have an adverse impact on our business, operating results, and financial condition.

We have in the past been, and continue to be, impacted by attempts by third parties to manipulate or exploit our software for the purpose of gaining or providing unauthorized access to certain features of our Service. For example, we have detected instances of third parties seeking to provide mobile device users a means to suppress advertisements without payment and gain access to features only available to the Ad-Supported Service on tablets and desktop computers. If we fail to successfully detect and address such issues, it may adversely affect our contractual obligations and relationships with rights holders and advertisers (which could expose us to the risk of litigation), and harm our business, operating results, and financial condition. The discovery or development of any new method to gain unauthorized access to certain features of our service, such as through the exploitation of software vulnerabilities, and the sharing of any such method among third parties, may increase the level of unauthorized access (and the attendant negative financial impact described above). We cannot assure you we will be successful in finding ways to effectively address unauthorized access achieved through any such method. Additionally, Ad-Supported Users using unauthorized versions of our application may be less likely to convert to Premium Subscribers. Moreover, once we detect and disable such unauthorized access, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect our key performance indicators and could undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

Risks Related to Our Indebtedness

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations, and impair our ability to satisfy our obligations under the Exchangeable Notes.

As of December 31, 2021, we had $1,500 million principal amount of indebtedness as a result of the 0% Exchangeable Senior Notes due 2026 (“Exchangeable Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, results of operations, and financial condition by, among other things:

•    increasing our vulnerability to adverse economic and industry conditions;
•    limiting our ability to obtain additional financing;
•    requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;
•    limiting our flexibility to plan for, or react to, changes in our business;
•    diluting the interests of our existing shareholders as a result of issuing ordinary shares upon exchange of the Exchangeable Notes; and
•    placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Exchangeable Notes, and our cash needs may increase in the future. In addition, future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital, or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

We may be unable to raise the funds necessary to repurchase the Exchangeable Notes for cash following certain fundamental change as set forth in the Indenture, or to pay any cash amounts due upon exchange, and our future indebtedness may limit our ability to repurchase the Exchangeable Notes or pay cash upon their exchange.

Holders of the Exchangeable Notes may, subject to a limited exception under the Indenture, require us to repurchase their Exchangeable Notes following certain fundamental change under the Indenture at a cash repurchase price generally equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any. In addition, upon exchange, we will satisfy part or all of our exchange obligation in cash unless we elect to settle exchanges solely in ordinary shares. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Exchangeable Notes or pay any cash amounts due upon exchange. In addition, applicable law, regulatory authorities, and the agreements governing our future indebtedness may restrict our ability to repurchase the Exchangeable Notes or pay any cash amounts due upon exchange. Our failure to repurchase the Exchangeable Notes or pay any cash amounts due upon exchange when required will constitute a default under the Indenture. A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness, which may result in that future indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the future indebtedness and the Exchangeable Notes.

Provisions in the Indenture could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the Exchangeable Notes and the Indenture could make it more difficult or expensive for a third party who attempts to acquire us. For example, if a takeover constitutes a fundamental change, then noteholders will have the right to require us to repurchase their Exchangeable Notes for cash. In addition, if a takeover constitutes a make-whole fundamental change, then we may be required to temporarily increase the exchange rate. In either case, and in other cases, our obligations under the Exchangeable Notes and the Indenture could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that holders of ordinary shares may view as favorable.

The accounting method for the Exchangeable Notes could adversely affect our reported financial condition and results.

The Exchangeable Notes have been designated at fair value through profit and loss using the fair value option in accordance with IFRS. Under this treatment, the exchange feature contained in the Exchangeable Notes is reflected in the overall fair value of the Exchangeable Notes, which is marked-to-market at the end of each reporting period. For each financial statement period while the Exchangeable Notes remain outstanding, a gain or loss will be reported in our consolidated statement of operations to the extent the fair value changes from the end of the previous period, except that changes in fair value that are due to changes in own credit risk will be presented separately in other comprehensive income. The gains and losses relating to the Exchangeable Notes may be significant. Accordingly, this accounting treatment may subject our reported net income (loss) and our financial position to significant variability. Furthermore, if a fundamental change occurs, we may be required in accordance with IFRS to reclassify the carrying value of the Exchangeable Notes as a current, rather than a non-current, liability. This reclassification could be necessary even if no noteholder actually requires us to repurchase their Exchangeable Notes and could materially reduce our reported working capital. Amendments to International Accounting Standard (“IAS”) 1, which is expected to become effective during the term of the Exchangeable Notes, would also require us to reclassify the Exchangeable Notes as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes.

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions, and most of such audits involve transfer pricing issues. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. We have initiated and are in negotiations of an Advance Pricing Agreement between Sweden and the United States governments for tax years 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to our consolidated financial statements. We believe that our tax positions, including our assumptions, judgments, and estimates within, are reasonable. However, tax authorities in certain jurisdictions may disagree with our position, including any judgements or estimates used. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.

We may not be able to utilize all, or any, of our net operating loss carry-forwards.

We have significant net operating loss carry-forwards in Sweden and the United States. As of December 31, 2021, we had net operating loss carry-forwards of €80 million in Luxembourg, €1,226 million in Sweden, €316 million in the United States relating to federal taxes, and €214 million in the United States relating to state taxes. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation or elimination in full or part if there is an ownership or control change within the meaning of Chapter 40, paragraphs 10-14 of the Swedish Income Tax Act. In general, an ownership or control change, as defined by the Swedish Income Tax Act, results from a transaction or series of transactions over a five-year period resulting in an ownership or control change of a company by certain categories or individuals, businesses or organizations. The treatment of the issuance of the beneficiary certificates in February 2018 is unclear under the Swedish Income Tax Act and there is a risk that such issuance may have constituted an ownership or control change, as defined by the Swedish Income Tax Act. If our issuance of the beneficiary certificates were to be deemed to have constituted an ownership or control change, our ability to use our net operating loss carry-forwards may be limited or eliminated.

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

If the fair market value of our ordinary shares fluctuates significantly on a quarterly basis, the social costs we accrue for share-based compensation will also fluctuate significantly, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the Company, and as a result, adversely impact the price of our ordinary shares.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the year ended December 31, 2021, we recorded a social cost benefit related to share-based compensation of €32 million compared to a €168 million expense for the year ended December 31, 2020.

When the fair market value of our ordinary shares increases on a quarter-to-quarter basis, the accrued expense for social costs will increase, and when the fair market value of ordinary shares falls, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. The fair market value of our ordinary shares has been and will likely continue to be volatile. See “—Risks Related to Owning Our Ordinary Shares—The trading price of our ordinary shares has been and will likely continue to be volatile.” As a result, the accrued expense for social costs may fluctuate significantly from quarter to quarter, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the Company, and as a result, the price for our ordinary shares.

Approximately 26% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options or the vesting of our restricted stock units (“RSUs”). They accounted for a total of 1,761,039 in vested options as of December 31, 2021 compared to a total of 1,716,413 in vested options as of December 31, 2020. We cannot accurately predict how many of their vested options will remain outstanding. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

Given our levels of share-based compensation, our effective tax rate may vary significantly depending on our share price.

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

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the EU and Organization for Economic Co-operation and Development (the “OECD”) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue, such as the imposition of taxes in connection with certain digital services.

In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In the third quarter of 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. Luxembourg is one of the jurisdictions that has agreed in principle to enforce the global minimum tax rate. As this framework is subject to further negotiation, final approval by the G20, and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain.

The U.S. presidential administration and members of the U.S. Congress have proposed significant changes in U.S. federal income tax law, regulation and government policy within the United States, which could affect us and our business. For example, these proposals include significant changes to the U.S. federal income taxation of business entities including, among others, an increase in the tax rate applicable to global intangible low-taxed income and elimination or restriction of certain related exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. These proposals are being considered by the U.S. Congress, but the likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2021, nor that we will be a PFIC in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each holder of our ordinary shares should consult such holder’s tax advisor as to the potential effects of the PFIC rules.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether or not we are treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Risks Related to Owning Our Ordinary Shares

The trading price of our ordinary shares has been and will likely continue to be volatile.

The trading price of our ordinary shares has been and is likely to continue to be volatile. In 2021, the trading price of our ordinary shares ranged from $205.08 to $364.59. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

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

Additionally, the issuance of beneficiary certificates also may make it more difficult or expensive for a third party to acquire control of us without the approval of our founders. See “—The issuance of beneficiary certificates to certain shareholders, including our founders, will limit your voting power and your ability to influence the composition of the board of directors, strategy, or performance of the business. We cannot predict the impact that beneficiary certificates may have on our stock price.”

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

The issuance of beneficiary certificates to certain shareholders, including our founders, will limit your voting power and your ability to influence the composition of the board of directors, strategy, or performance of the business. We cannot predict the impact that beneficiary certificates may have on our stock price.

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. As of December 31, 2021, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 31.9% and 42.5% of the combined voting power of all of our outstanding voting securities, respectively (or 74.4% in the aggregate). See “Item 7.A. Major Shareholders.” We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to Mr. Ek up to 20 beneficiary certificates for each ordinary share he receives upon the exercise of outstanding warrants, of which he currently holds 1,600,000. See “Item 6.B. Compensation—Compensation Discussion & Analysis—Warrants.” Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business.

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

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares and such sales will not be required to be disclosed as promptly as companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, our ordinary share price may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle qu’elle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. See “Item 10.B. Memorandum and Articles of Association” for an explanation of the differences. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

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
Item 4. Information on the Company
A. History and Development of the Company
We are a Luxembourg public limited liability company (société anonyme), which means that shareholders’ liability is limited to their contributions to the company. The shares forming the share capital of a Luxembourg public limited liability company (société anonyme) may be publicly traded and registered on a stock exchange. Our legal name is “Spotify Technology S.A.” and our commercial name is “Spotify.” We were incorporated on December 27, 2006 as a Luxembourg private limited liability company (société à responsabilité limitée) and were transformed, on March 20, 2009, into a Luxembourg public limited liability company (société anonyme). The principal legislation under which we operate, and under which our ordinary share capital has been created, is the law of August 10, 1915 on commercial companies, as amended, and the law of December 19, 2002 on the register of commerce and companies and the accounting and annual accounts of undertakings and the regulations, as amended, made thereunder.
We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our registered office is located at 42-44, avenue de la Gare L-1610 Luxembourg, Grand Duchy of Luxembourg, and our principal operational office is located at Regeringsgatan 19, 111 53 Stockholm, Sweden. Our agent for U.S. federal securities law purposes is Eve Konstan, General Counsel, 150 Greenwich Street, 63rd Floor, New York, New York 10007.

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

On April 1, 2019, we acquired Cutler Media, LLC (“Parcast”), a premier storytelling podcast studio, for a total purchase consideration of €49 million. The acquisition allows us to bolster our content portfolio and utilize Parcast’s writers, producers, and researchers in the production of high-quality content

On March 6, 2020, we acquired Bill Simmons Media Group, LLC (“The Ringer”), a leading creator of sports, entertainment, and pop culture content, for a total purchase consideration of €170 million. The acquisition allows us to expand our content offering, audience reach, and podcast monetization.
On December 8, 2020, we acquired Megaphone LLC (“Megaphone”), a podcast technology company, for a total purchase consideration of €195 million. The acquisition allows us to expand and scale our podcast monetization and product offering for advertisers.
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs. See Note 20 to our consolidated financial statements, included elsewhere in this report, for further information regarding our Exchangeable Notes.
On March 29, 2021, we acquired Betty Labs Incorporated (“Betty Labs”) for a total purchase consideration of €57 million. The acquisition allows us to accelerate our entry into the live audio space.
On June 17, 2021, we acquired Podz, Inc. (“Podz”), a technology company focused on the podcast discovery experience, for a total purchase consideration of €45 million. The acquisition allows us to complement and accelerate our focused efforts to drive podcast discovery, deliver listeners the right content at the right time, and accelerate growth of the podcast category worldwide.
See Note 5 to our consolidated financial statements included elsewhere in this report.
B. Business Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.
We are the world's most popular audio streaming subscription service with a community of 406 million MAUs, including 180 million Premium Subscribers, across 184 countries and territories as of December 31, 2021.
Music Industry Growth Continues to be Led by Streaming
Following more than 10 years of decline as the industry transitioned from physical product sales to streaming access models, the global recorded music business hit its digital inflection point in 2015 and has grown ever since. Global recorded music industry revenues grew 7% to $22 billion in 2020, following on growth of 8% in 2019, 10% in 2018, 8% in 2017, 9% in 2016, and 4% in 2015. Industry-wide streaming revenues grew nearly 20% in 2020, accounting for over 62% of global recorded music industry revenues.
As the world's most popular global audio streaming subscription service, we are a key driver of global recorded music revenue growth. Through December 31, 2021, we have paid more than €26 billion in royalties to certain record labels, music publishers, and other rights holders since our launch. In 2021, our expenses for rights holders grew by 19% compared to the prior year, making us one of the largest engines for revenue growth to artists and labels in the music industry.
Spotify is the World's Most Popular Audio Streaming Subscription Service

Spotify has transformed the way people access and enjoy music and podcasts. Today, millions of people around the world have access to over 82 million tracks, including more than 3.6 million podcast titles, through Spotify whenever and wherever they want.
We have transformed the music industry by allowing users to move from a “transaction-based” experience of buying and owning music to an “access-based” model, which allows users to stream music on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited song selection with little freedom of choice.
We are actively investing in podcasts and other forms of alternative and spoken word content to complement the music library available through our platform. We believe offering a more diverse selection of content will lead to a more enriching experience and higher user engagement. To the extent such content is made exclusive to our platform through direct ownership or licensing arrangements, we believe these investments help differentiate our Service, attract incremental users, and enhance engagement.
Spotify is more than an audio streaming service. We are in the discovery business. Every day, fans from around the world trust our brand to guide them to music, podcasts, and entertainment that they would never have discovered on their own. If discovery drives delight, and delight drives engagement, and engagement drives discovery, we believe Spotify wins and so do our users. Our brand reflects culture—and occasionally creates it—by turning vast and intriguing listening data into compelling stories that remind people of the role music, podcasts, and other audio content play in their lives and encourage new fans to join Spotify each week.
Building a Two-Sided Marketplace
We are continuing to build a two-sided marketplace for users and creators, which leverages our relationships, data analytics, and software. We have been instrumental in reshaping the way in which our users enjoy, discover, and share audio content, and with our marketplace strategy, we are empowering creators by offering unique insights and developing new tools designed to give creators more power and control and by unlocking new monetization opportunities for creators. Spotify is uniquely positioned to offer creators and fans access to one another, and to provide creators with analytics and tools that help them to better understand their fans, to support themselves, and to be able to live off of their creative work.
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
We are currently in 184 countries and territories, including our launch in over 80 new markets across Asia, Africa, the Caribbean, Europe, and Latin America in 2021. On a geographic basis, all four of our major regions are growing. Europe is our largest region with 136 million MAUs, accounting for 33% of our total MAUs as of December 31, 2021, an increase of 14% from the prior year. In our North America region, MAUs increased by 11% from December 31, 2020 to December 31, 2021 and now account for 23% of our MAUs. Our two fastest growing regions are Latin America, with 21% of our MAUs, an increase of 15% from December 31, 2020 to December 31, 2021, and the rest of the world, with 22% of our MAUs, an increase of 35% from December 31, 2020 to December 31, 2021.
Despite the worldwide disruption caused by the COVID-19 pandemic and shifted listening patterns, our Ad-Supported Users and Premium Subscribers continued to spend significant time engaging with our Service. Combined, our audience streamed 110 billion hours of content for the year ended December 31, 2021, an increase of 20% compared to the year ended December 31, 2020.
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
We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
We offer a variety of subscription pricing plans for our Premium Service, including our Standard plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription. Our Duo Plan consists of one primary subscriber and one additional sub-account, allowing up to two Premium Subscribers per Duo Plan subscription.
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded both online and offline payment options.
Revenue from our Premium segment is a function of the number of Premium Subscribers who subscribe to our Premium Service. As of December 31, 2021 and 2020, we had 180 million and 155 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth also is driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer our Premium Service free or at a discounted price for a period of time.
Ad-Supported Service
Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, and compatible mobile devices. It serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio and video content.

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis.
Our advertising strategy centers on the belief that advertising products that are based in music and podcasts and are relevant to Ad-Supported Users and podcast listeners can enhance user experiences and provide even greater returns for advertisers. We have historically introduced, and continue to introduce, new advertising products across both music and podcast content. Offering advertisers additional ways to purchase advertising on an automated basis is a key way that we continue to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

In February 2021, we announced the Spotify Audience Network (“SPAN”), an audio advertising marketplace which connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Anchor. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners to reach listeners both on and off our platform. Some of these agreements require us to share associated revenues and can include minimum guarantees.

Revenue for our Ad-Supported segment is affected primarily by, but not limited to, the number of our Ad-Supported Users, the total hours of content consumed by Ad-Supported MAUs, and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and podcast listeners and enhance returns for our advertising partners.

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

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of hundreds of independent record labels. These agreements require us to pay royalties and, in some circumstances, make minimum guaranteed payments. They also often include marketing commitments, advertising inventory, financial and data reporting obligations, and numerous prescriptions about the manner in which the Spotify service is operated. Rights to sound recordings granted pursuant to these agreements accounted for over 77% of music streams for the year ended December 31, 2021. Generally, these license agreements have a multi-year duration, are not automatically renewable, and apply worldwide. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms, and in some situations that could constitute a “change of control” of Spotify. These agreements provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, some agreements contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with other record labels. As of December 31, 2021, we have estimated future financial commitments of €3.3 billion. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Financial commitments required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”

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

With respect to mechanical rights, in the United States, the rates that the Copyright Royalty Board set apply both to compositions that we license under the compulsory license in Section 115 of the Copyright Act and to a small number of direct licenses that we have with music publishers for U.S. rights, in which the applicable rate is generally pegged to the statutory rate set by the Copyright Royalty Board. In January 2021, we obtained a new blanket license available under U.S. law, administered by an entity called the Mechanical Licensing Collective. The Copyright Royalty Board set the rates for the Section 115 compulsory license for calendar years 2018 to 2022 in proceedings known as the “Phonorecords III Proceedings,” issuing its final written determination in November 2018. In March 2019, Google, Amazon, Pandora, and we each filed an appeal of the Copyright Royalty Board’s determination. In August 2020, the D.C. Circuit Court of Appeals vacated the Copyright Royalty Board’s determination and remanded for further proceedings, which remain ongoing. Until the rates are finally determined, our royalty costs both retrospectively and prospectively will be based on management estimates of the rates that will apply. Additionally, the most recent proceeding before the Copyright Royalty Board, known as the “Phonorecords IV Proceedings,” has begun to set the rates for the Section 115 blanket license for calendar years 2023 to 2027, although the timing for a final determination is unknown. The rates set by the Copyright Royalty Board are also subject to further change as part of future Copyright Royalty Board proceedings.

In the United States, public performance rights are generally obtained through intermediaries known as performing rights organizations (“PROs”), which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. We have obtained public performance licenses from, and pay license fees to, the major PROs in the United States—ASCAP, BMI, and SESAC—

among others. These agreements have music usage reporting obligations on Spotify and typically have one to four-year terms, and are limited to the territory of the United States and its territories and possessions.

In other parts of the world, we obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. Our license agreements with local collecting societies and direct license agreements with publishers worldwide are generally in place for one to three years and provide for reporting obligations on both us and the licensor and auditing rights for the licensors. Certain of these license agreements also provide for minimum guaranteed payments or advance payment obligations.

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

For original content that we produce or commission, we typically enter into multi-year commitments. Payment terms for content that we produce or commission will often require payments in advance of delivery of content. Some of these agreements also include participations, which may require us to share associated revenues, and can include minimum guarantees and other payments contingent on performance of the content.

License Agreement Extensions and Renewals

From time to time, our license agreements with certain rights holders and/or their agents expire while we negotiate their renewals. Per industry custom and practice, we may enter into extensions of those agreements (for example, months, weeks, or even days-long) or provisional licenses and/or continue to operate on an at will basis as if the license agreement had been extended, including by our continuing to make content available. It is also possible that such agreements will never be renewed at all. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—We depend upon third-party licenses for most of the content we stream and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.”

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

Competition

We face robust, complex, and rapidly evolving competition in all aspects of our business, with established and emerging competitors, on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, reputation, presence and visibility. Specifically, we compete with:

•free and/or subscription-based digital music streaming providers, such as Apple Music, YouTube Music, Amazon Music, Deezer, Joox, Pandora, and SoundCloud, for high-quality music content and the time and attention of our users;
•online or offline providers of on-demand music, which may be purchased, downloaded, owned, or available for free, such as iTunes audio files, MP3s, or CDs;
•providers of internet radio, some of which, such as Pandora, may leverage their advantage in content library, territorial coverage, existing infrastructure, and brand recognition to introduce additional streaming or on-demand music features to enhance user experience;
•well-established providers of terrestrial radio, which often offer content that is free, unique and accessible; many terrestrial radio stations also broadcast digital signals providing high-quality audio transmission;
•providers of satellite radio, such as SiriusXM and iHeartRadio, which may offer extensive and exclusive news, comedy, sports and talk content, and national signal coverage;

•podcast streaming providers, such as Apple Podcasts, Google Podcasts (including YouTube), Audible, Facebook, Pandora, Deezer, and TuneIn, for high-quality podcasts and time and attention of our users; a growing variety of these podcast providers seek to differentiate their service through content offering, product features, and monetization ability;
•podcast creation and hosting platforms, including SoundCloud, and a host of other smaller new entrants such as Acast, Buzzsprout, Podbean, and Libsyn;
•live talk audio content providers, such as Twitter, Clubhouse, Discord, Meta (including Facebook and Instagram), and ByteDance (including TikTok and Resso), for the rights to distribute content and time and attention of our users;
•audiobook content providers, such as Amazon’s Audible, Google Audiobooks, Librivox, Kobo Audiobooks, and Downpour, for the rights to distribute content and time and attention of our users;
•companies that offer advertising inventory and opportunities, including large online advertising platforms and networks such as Google, Apple, Amazon, AppNexus, Criteo, and Meta (including Facebook and Instagram).

With respect to each of these categories (and potentially in additional categories as we innovate our existing offerings and/or introduce new products and services), we face significant competition from these companies and from emerging technologies. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—We face and will continue to face significant competition for users, user listening time, and advertisers.”

Additionally, competition to attract and retain qualified personnel has historically been intense, especially for software engineers, designers, and product managers. We seek to compete by offering robust compensation, benefits, health, safety and wellness programs, and a diverse, inclusive culture.

Government Regulation

We are subject to many U.S. federal and state, European, Luxembourg, and other foreign laws and regulations, including those related to privacy, data protection, content, intellectual property, advertising and marketing, competition, consumer protection, rights of publicity, health and safety, employment and labor, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products for an extended period of time or indefinitely.

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

Talent Development

We enable and empower our employees by offering a number of learning opportunities through a variety of platforms and delivery methods, including face-to-face sessions, virtual and online sessions, and podcasts. We also host onboarding events and programs for new employees to meet other new employees and hear from leaders from around the world, including our global leadership team. We provide development opportunities for both new and seasoned managers to learn how to lead, inspire their direct reports and peers, and shape organizational culture. During 2021, we also launched an internal talent marketplace to increase development opportunities and talent movement within the company.

Compensation and Benefits

We provide competitive compensation for our employees and a range of flexible benefits, including a tailored incentive mix program, giving our employees the flexibility to choose the incentive mix that best works for them, an industry-leading parental leave policy, flexible public holidays, and one full day of paid time off a year for our employees to give back to social causes of their choice. During 2021, we adopted a Work from Anywhere program that allows most employees to elect their work location from physical office space and home mix options.

Health, Safety, and Wellness

We provide our employees and their families with robust healthcare benefits and a variety of health and wellness programs. Through Heart & Soul, our global mental health initiative, we focus on raising awareness and building knowledge, enabling self-care and professional support, and normalizing the conversation around mental health issues. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, including providing our employees with the ability to work from home as well as incremental funds and food allowances to support them through the work-from-home period.

Diversity, Inclusion, and Belonging

We are dedicated to fostering a workplace free from discrimination and a culture built on the principle of inclusion. Our Diversity, Inclusion & Belonging team focuses on accelerating diversity, fostering inclusive leadership, enabling good mental health, building a culture of allyship, and amplifying a sense of belonging. During 2021, we focused on increasing diversity through our inclusive diverse recruiting strategy to ensure that we are attracting and retaining unique, innovative and passionate individuals to Spotify, which includes training for interviewers, metrics to measure improvement for our hiring teams, and the tracking of demographic data through our hiring process. In addition, we launched an internal cross-functional coalition that expands our commitment to raising awareness, providing education opportunities, and pursuing other deliverables around racial equity. We also have 14 autonomous Employee Resource Groups that represent the diversity of our workplace and advocate for communities that are often underrepresented in society.

See “Item 6.D. Employees” for more information about our employees.

Environmental Sustainability

The climate crisis is a critical global issue and we strive to be part of the solution. In 2021, we announced our intention to reach net zero emissions within the next decade through a variety of ways, including, but not limited to, redesigning and remodeling offices for environmental efficiency, continuing to adopt renewable solutions, and collaborating with suppliers to reduce emissions in our supply chain. Further, in 2021, we joined the Exponential Roadmap Initiative and the United Nations’ Race to Zero campaign to support innovative solutions and engage with the wider community to push the climate action agenda forward.

As we execute our sustainability initiatives, we expect to incur additional costs. Timing and costs of implementing our sustainability initiatives are subject to uncertainties. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We may not be able to achieve our net zero emissions target or make progress in other environmental, social, and governance initiatives.”

C. Organizational Structure
The Company’s principal subsidiaries as at December 31, 2021 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Spain S.L.	Sales and marketing	100%	Spain
Spotify GmbH	Sales and marketing	100%	Germany
Spotify France SAS	Sales and marketing	100%	France
Spotify Canada Inc.	Sales and marketing	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify India LLP	Sales and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Sales and marketing	100%	Singapore
Spotify Italy S.r.l.	Sales and marketing	100%	Italy
D. Property, Plant and Equipment
Spotify’s principal operational offices are located in Stockholm, Sweden and New York, New York under leases for approximately 441,000 and 594,000 square feet of office space, respectively, expiring in September 2027 and April 2034, respectively. We also lease regional offices in Los Angeles, California; San Francisco, California; Boston, Massachusetts; Chicago, Illinois; Atlanta, Georgia; Miami, Florida; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in other jurisdictions, including Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Italy, Japan, Luxembourg, Mexico, Netherlands, Russia, Singapore, South Korea, Spain, Taiwan, the United Arab Emirates, and the United Kingdom.
During 2021, to accommodate anticipated future growth, we continued the build-outs at our new and existing leased office spaces in Stockholm, New York, and Los Angeles, among others. In 2021, we capitalized €81 million of fixed assets principally related to these build-outs. We have planned capital expenditures of approximately €24 million in 2022 for additional projects in Stockholm, New York, and Boston, among others.
We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.
While we continue to make investments in offices and information technology infrastructure through purchases of property and equipment and lease arrangements to provide capacity for the growth of our business, we may slow the pace of our investments due to the COVID-19 pandemic. We may also see a shift in investments due to our newly implemented Work from Anywhere program.
Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
For discussion related to our financial condition, changes in financial condition, and results of operations for 2020 compared to 2019, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021.

Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.
We are the world's most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 406 million MAUs and 180 million Premium Subscribers as of December 31, 2021.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers grew 16% year-over-year as of December 31, 2021 to 180 million. Our 406 million MAUs grew 18% year-over-year as of December 31, 2021.
Acquisitions
During the year ended December 31, 2021, the Group made strategic acquisitions to enhance our capabilities in audio and podcast discovery.
On March 29, 2021, we acquired Betty Labs for a total purchase consideration of €57 million. The acquisition allows us to accelerate our entry into the live audio space.
On June 17, 2021, we acquired Podz, Inc. (“Podz”), a technology company focused on the podcast discovery experience, for a total purchase consideration of €45 million. The acquisition allows us to complement and accelerate our focused efforts to drive podcast discovery, deliver listeners the right content at the right time, and accelerate growth of the podcast category worldwide.
Exchangeable Notes
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs. See Note 20 in the consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes.
Long term investment - Tencent Music Entertainment Group
During the year ended December 31, 2021, the fair value of our holdings in TME decreased by €1,376 million from €2,228 million as of December 31, 2020 to €852 million as of December 31, 2021 due to the decline in TME's share price during this period. The market value of our investment in TME fluctuates due to volatility in the share price used to measure the investment. Furthermore, the value of our investment is subject to the risks associated with TME’s business, as well as any changes by the Chinese government in foreign investment laws or elevated scrutiny or regulation of foreign investments in Chinese companies.
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
We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
We offer a variety of subscription pricing plans for our Premium Service, including our Standard plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription. Our Duo Plan consists of one primary subscriber and one additional sub-account, allowing up to two Premium Subscribers per Duo Plan subscription.
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded both online and offline payment options.
Revenue from our Premium segment is a function of the number of Premium Subscribers who subscribe to our Premium Service. As of December 31, 2021 and 2020, we had 180 million and 155 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth also is driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer our Premium Service free or at a discounted price for a period of time.
The rate of net growth in Premium Subscribers also is affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. We have increased retention over time, as new features and functionality have led to increased user engagement and satisfaction. From a product perspective, while our Family Plan, Duo Plan, and our Student Plan have lower price points per Premium Subscriber than our Standard plan, each of these Plans has helped improve retention across the Premium Service.
Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices. We have found that Premium Subscribers who access our Service through multiple devices have higher engagement and lower churn, which increases their expected lifetime value to Spotify.
Ad-Supported

Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, and compatible mobile devices. It serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.

Revenue from our Ad-Supported segment is dependent primarily on the number and hours of engagement of our Ad-Supported Users and podcast listeners and our ability to provide innovative advertising products that are relevant to those users and enhance returns for our advertising partners. Revenue is recognized based on the number of impressions delivered. We might also offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on expected performance and historical data and result in a reduction of revenue recognized.

Our advertising strategy centers on the belief that advertising products that are based in music and podcasts and are relevant to Ad-Supported Users and podcast listeners can enhance user experiences and provide even greater returns for advertisers. We have historically introduced, and continue to introduce, new advertising products across both music and podcast content. Offering advertisers additional ways to purchase advertising on an automated basis is a key way that we continue to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

In February 2021, we announced the Spotify Audience Network (“SPAN”), an audio advertising marketplace which connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Anchor. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners to reach listeners both on and off our platform. Some of these agreements require us to share associated revenues and can include minimum guarantees.
Revenue from our Ad-Supported segment will also be impacted by the demographic profile of our Ad-Supported Users and podcast listeners and our ability to enable advertisers to reach their target audience with relevant advertising in the geographic markets in which we operate. A large percentage of our Ad-Supported Users are between 18 and 34 years old. This is a highly sought-after demographic that has traditionally been difficult for advertisers to reach. By offering advertisers increased “self-serve options,” we continue to improve the efficiency and scalability of our advertising platform. Additionally, we believe that our largest markets, including Europe and North America, are among the top advertising markets globally. However, our continuing expansion into new geographic markets will present monetization challenges. Monetizing our Ad-Supported User base has historically been, and is expected to remain, more challenging in our two fastest growing regions, Latin America and the rest of the world, compared to Europe and North America.
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a sound recording and musical composition are streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan, Duo Plan, and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials.
Cost of revenue also includes the amortization of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. We make payments to podcast publishers, whose content we monetize through advertising sales, which are also included in cost of revenue.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 9%, 11%, and 9% of our total revenue in each of 2021, 2020, and 2019, respectively. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.
Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of our Premium Service. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
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
MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, though we strive to detect and minimize non-bona fide accounts that may typically be created in an attempt to artificially stream content, they may contribute, from time to time, to an overstatement in our reported MAUs. Our MAUs in the tables below are inclusive of Ad-Supported Users who may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under “Item 3.D. Risk Factors” included elsewhere in this report.
The table below sets forth our MAUs as of December 31, 2021, 2020, and 2019.

	As of December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in millions, except percentages)
MAUs	406	345	271	61	18%	74	27%
MAUs were 406 million as of December 31, 2021. This represented an increase of 18% from the preceding fiscal year. MAUs benefited from our continued investment in driving the growth of our Service, both through geographic expansion and consumer marketing. MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased user engagement and customer satisfaction.
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
The table below sets forth our Premium Subscribers as of December 31, 2021, 2020, and 2019.

	As of December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in millions, except percentages)
Premium Subscribers	180	155	124	25	16%	30	24%
Premium Subscribers were 180 million as of December 31, 2021. This represented an increase of 16% from the preceding fiscal year. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our free trial offers and global campaigns also accounted for a significant portion of gross added Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.
The table below sets forth our Ad-Supported MAUs as of December 31, 2021, 2020, and 2019.

	As of December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in millions, except percentages)
Ad-Supported MAUs	236	199	153	37	19%	46	30%
Ad-Supported MAUs were 236 million as of December 31, 2021. This represented an increase of 19% from the preceding fiscal year. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. Ad-Supported MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium ARPU is a monthly measure defined as Premium subscription revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.
The table below sets forth our average Premium ARPU for the years ended December 31, 2021, 2020, and 2019.

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
Premium ARPU	€4.29	€4.31	€4.72	€(0.02)	—%	€(0.41)	(9)%
For the year ended December 31, 2021, Premium ARPU was €4.29, which was relatively flat compared to the preceding fiscal year. The decrease of €0.02 was primarily driven by movements in foreign exchange rates, reducing Premium ARPU by €0.05, partially offset by an increase in ARPU for the Family Plan, as a result of price increases, as well as an increase in ARPU for the Duo Plan, as a result of changes in Premium Subscriber mix.
The table below sets forth our average Premium ARPU for the quarters ended December 31, 2021, 2020, and 2019.

	Three months ended December 31, 2021			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
Premium ARPU	€4.40	€4.26	€4.65	€0.14	3%	€(0.39)	(8)%
For the quarter ended December 31, 2021, Premium ARPU was €4.40. This represented an increase of 3% from the preceding fiscal year. The increase was due principally to movements in foreign exchange rates, increasing Premium ARPU by €0.12, and an increase in ARPU for the Family Plan, as a result of price increases, as well as an increase in ARPU for the Duo Plan, as a result of changes in Premium Subscriber mix.
A. Operating Results

Impact of COVID-19 pandemic
The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, maintaining business continuity, supporting the global music community, including providing the ability to work from home for our employees.
The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. We will continue to actively monitor and respond accordingly to the changing conditions created by the pandemic. Refer to Part I, “Item 3.D. Risk Factors” in this document for further discussion of the impact of the COVID-19 pandemic on our business, operating results, and financial condition.
Revenue

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Premium	8,460	7,135	6,086	1,325	19%	1,049	17%
Ad-Supported	1,208	745	678	463	62%	67	10%
Total	9,668	7,880	6,764	1,788	23%	1,116	16%
Premium revenue
For the years ended December 31, 2021 and 2020, Premium revenue comprised 88% and 91% of our total revenue, respectively. For the year ended December 31, 2021, as compared to 2020, Premium revenue increased by €1,325 million or 19%. The increase was attributable primarily to a 16% increase in Premium Subscribers.
Ad-Supported revenue
For the years ended December 31, 2021 and 2020, Ad-Supported revenue comprised 12% and 9% of our total revenue, respectively. For the year ended December 31, 2021, as compared to 2020, Ad-Supported revenue increased by €463 million or 62%. This increase was due primarily to growth in music impressions sold and growth in CPM (cost per 1,000 impressions), which increased revenue in our direct and programmatic channels by €181 million and €87 million, respectively. Ad sales from our self-serve platform, podcast ad sales from SPAN, The Ringer, and exclusive licensing of the Joe Rogan Experience also contributed to the increase in revenue during the year ended December 31, 2021. Ad-Supported revenue during the year ended December 31, 2020 was impacted by COVID-19.
Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the year ended December 31, 2021, as compared to 2020, had an unfavorable net impact on our revenue. We estimate that total revenue for the year ended December 31, 2021 would have been approximately €101 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2020.
Cost of revenue

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Premium	5,986	5,126	4,443	860	17%	683	15%
Ad-Supported	1,091	739	599	352	48%	140	23%
Total	7,077	5,865	5,042	1,212	21%	823	16%

Premium cost of revenue
For the year ended December 31, 2021, as compared to 2020, Premium cost of revenue increased by €860 million, or 17%, and Premium cost of revenue as a percentage of Premium revenue decreased from 72% to 71%. The increase in Premium cost of revenue was driven primarily by the growth in new Premium Subscribers and publishing licensing rate increases, partially offset by benefits from certain marketplace programs, collectively resulting in higher royalty costs of €898 million. The year ended December 31, 2021 included a net €46 million benefit relating to changes in prior period estimates for rights holder liabilities.
Ad-Supported cost of revenue
For the year ended December 31, 2021, as compared to 2020, Ad-Supported cost of revenue increased by €352 million, or 48%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 99% to 90%. The increase in Ad-Supported cost of revenue was driven primarily by higher royalty and SPAN revenue sharing arrangement costs of €235 million due to growth in both advertising revenue and streams as well as publishing licensing rate increases, partially offset by benefits from certain marketplace programs. There was also an increase in other content costs of €99 million.
Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the year ended December 31, 2021, as compared to 2020, had a favorable net impact on our cost of revenue. We estimate that total cost for the year ended December 31, 2021 would have been approximately €83 million higher, if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2020.
Gross profit and gross margin

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Gross profit
Premium	2,474	2,009	1,643	465	23%	366	22%
Ad-Supported	117	6	79	111	1,850%	(73)	(92)%
Consolidated	2,591	2,015	1,722	576	29%	293	17%
Gross margin
Premium	29%	28%	27%
Ad-Supported	10%	1%	12%
Consolidated	27%	26%	25%
Premium gross profit and gross margin
For the year ended December 31, 2021, as compared to 2020, Premium gross profit increased by €465 million and Premium gross margin increased from 28% to 29%. The increase in Premium gross margin was due primarily to benefits from certain marketplace programs and changes in prior period estimates for rights holder liabilities during the year ended December 31, 2021. These gross margin benefits were partially offset by increases in publishing licensing rates.

Ad-Supported gross profit and gross margin
For the year ended December 31, 2021, as compared to 2020, Ad-Supported gross profit increased by €111 million to a gross profit of €117 million, and Ad-Supported gross margin increased from 1% to 10%. The increase in Ad-Supported gross margin was due primarily to a decrease in streaming delivery, ad servicing and production cost as a percentage of revenue. Additionally, podcast revenue growth outpaced podcast costs growth. Certain benefits from marketplace programs also contributed to the increase in gross margin. These benefits were partially offset by increases in publishing licensing rates.

Research and development

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Research and development	912	837	615	75	9%	222	36%
As a percentage of revenue	9%	11%	9%
For the year ended December 31, 2021, as compared to 2020, research and development costs increased by €75 million, or 9%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of salaries, share-based compensation, and other employee benefits of €143 million as a result of increased headcount to support our growth. Included in personnel-related costs for the twelve months ended December 31, 2021 are costs of €21 million in relation to acceleration of certain employee benefits. This increase in personnel-related costs was partially offset by a decrease in social costs of €110 million driven by share price movements. In addition, there was an increase in information technology costs of €33 million due to increase in our usage of cloud computing services and additional software license fees.
Sales and marketing

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Sales and marketing	1,135	1,029	826	106	10%	203	25%
As a percentage of revenue	12%	13%	12%
For the year ended December 31, 2021, as compared to 2020, sales and marketing expense increased by €106 million, or 10%. The increase was due primarily to an increase in advertising costs of €128 million for marketing campaigns. There was also an increase in personnel-related costs of salaries, share-based compensation, and other employee benefits of €57 million as a result of increased headcount to support our growth, partially offset by a decrease in social costs of €43 million driven by share price movements. In addition, there was a decrease in cost of providing free trials of €35 million as a result of changes in our free trial campaigns.
General and administrative

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
General and administrative	450	442	354	8	2%	88	25%
As a percentage of revenue	5%	6%	5%
For the year ended December 31, 2021, as compared to 2020, general and administrative expense increased by €8 million or 2%. The increase was due primarily to an increase in personnel-related costs for salaries, share-based compensation, and other employee benefits of €29 million, as a result of increased headcount to support our growth, partially offset by a decrease in social costs of €25 million driven by share price movements.
Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, and foreign currency gains.

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Finance income	246	94	275	152	162%	(181)	(66)%
As a percentage of revenue	3%	1%	4%

For the year ended December 31, 2021, as compared to 2020, finance income increased by €152 million. The increase was due primarily to an increase in benefits recognized from the decline in the fair value of the Exchangeable Notes of €117 million. There was also an increase in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €39 million.
Finance costs
Finance costs consist of fair value adjustment losses on financial instruments, interest expense, transaction costs on the issuance of the Exchangeable Notes and foreign currency losses.

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Finance costs	(91)	(510)	(333)	419	(82)%	(177)	53%
As a percentage of revenue	(1)%	(6)%	(5)%
For the year ended December 31, 2021, as compared to 2020, finance costs decreased by €419 million. The decrease was due primarily to a decrease in fair value losses recorded for warrants of €302 million. There was also a decrease of €137 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. These decreases were partially offset by €18 million of transaction costs recorded in connection with the issuance of the Exchangeable Notes during the year ended December 31, 2021.

Income tax (benefit)/expense

	Year ended December 31,			Change
	2021	2020	2019	2021 vs. 2020		2020 vs. 2019
	(in € millions, except percentages)
Income tax expense/(benefit)	283	(128)	55	411	N/A	(183)	N/A
As a percentage of revenue	3%	(2)%	1%
For the year ended December 31, 2021, income tax expense was €283 million, as compared to income tax benefit of €128 million for the year ended December 31, 2020. The change was due primarily to the derecognition of deferred taxes as a result of the unrealized decrease in the fair value of our long term investment in TME in the current year resulting in expense of €251 million compared to a benefit of €134 million in 2020. The impact of current period share-based compensation deductions recognized in equity also resulted in tax expense of €48 million compared to €18 million of expense in 2020. Additionally, the disposal of long term investment generated a tax charge through other comprehensive income which resulted in an offsetting current year income tax benefit of €30 million.
B. Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, and investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €1,753 million from €1,747 million as of December 31, 2020 to €3,500 million as of December 31, 2021.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, the acquisition of other companies, competitive factors, the COVID-19 pandemic, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. While the COVID-19 pandemic has not materially impacted our liquidity and capital resources to date, it has led to increased disruption and volatility in capital markets and credit markets. The pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future. Based on past performance and current expectations, we believe our strong cash and cash equivalents and short term investments position are critical at this time of uncertainty due to the COVID-19 pandemic, and allow us to use our cash resources for working capital needs, capital expenditures, investment requirements, contractual obligations, commitments, and other liquidity requirements associated with our operations. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, operating results, and financial condition.”
We have planned capital expenditures of approximately €24 million in 2022 for additional projects in Stockholm, New York, and Boston, among others.
While we continue to make investments in offices and information technology infrastructure through purchases of property and equipment and lease arrangements to provide capacity for the growth of our business, we may slow the pace of our investments due to the COVID-19 pandemic. We may also see a shift in investments due to our newly implemented Work from Anywhere program.
Share Repurchase Program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.

The authorization of the previous share repurchase program, announced on November 5, 2018, expired on April 21, 2021. The total aggregate amount of repurchased shares under that program was 4,366,427 for a total of approximately $572 million.
Exchangeable Notes
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs. See Note 20 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes.
Cash Flow

	Year ended December 31,
	2021	2020	2019
	(in € millions)
Net cash flows from operating activities	361	259	573
Net cash flows used in investing activities	(187)	(372)	(218)
Net cash flows from/(used in) financing activities	1,250	285	(203)
For the year ended December 31, 2021, as compared to 2020, net cash flows from operating activities increased by €102 million. The increase was due primarily to an increase in operating income and non-cash items including depreciation, amortization, and share-based compensation expense of €450 million. This increase was partially offset by unfavorable changes in working capital movement of €353 million, principally trade and other liabilities and trade receivables and other assets.
For the year ended December 31, 2021, as compared to 2020, net cash flows used in investing activities decreased by €185 million. The decrease was due primarily to a decrease in cash consideration used in business combinations, net of cash acquired, of €211 million. There was also an increase in proceeds from sales of long term investments of €144 million. These increases were partially offset by a decrease in net cash inflows from purchases and sales and maturities of short term investments of €189 million.
For the year ended December 31, 2021, as compared to 2020, net cash flows from financing activities increased by €965 million. The increase was due primarily to net proceeds of €1,223 million from the issuance of Exchangeable Notes, partially offset by a decrease in proceeds from the exercise of stock options of €152 million and an increase in repurchases of ordinary shares of €89 million.
Free Cash Flow:
We define “Free Cash Flow” as net cash flows from/(used in) operating activities less capital expenditures and change in restricted cash. Based on our definition, our Free Cash Flow is summarized as follows:

	Year ended December 31,
	2021	2020	2019
	(in € millions)
Net cash flows from operating activities	361	259	573
Capital expenditures	(85)	(78)	(135)
Change in restricted cash	1	2	2
Free Cash Flow	277	183	440
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
For the year ended December 31, 2021, as compared to 2020, Free Cash Flow increased by €94 million. The increase in Free Cash Flow was due primarily to an increase in net cash flows from operating activities of €102 million, as described above.
Indebtedness
As of December 31, 2021, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 20 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	3,279	788	2,491	—	—
Exchangeable Notes (2)	1,319	—	—	1,319	—
Lease obligations (3)	890	92	185	178	435
Purchase obligations (4)	797	362	435	—	—
Deferred and contingent consideration (5)	65	28	24	13	—
Total	6,350	1,270	3,135	1,510	435
___________________________________
(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, “Item 3.D. Risk Factors”.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but had not yet commenced as of December 31, 2021. Lease obligations relate to our office space. The lease terms are up to thirteen years. See Note 12 to the consolidated financial statements included elsewhere in this report for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments.
(5)Included in deferred consideration are obligations to transfer €47 million of cash consideration over the next four years to former owners of certain entities we have acquired. Included in contingent consideration is the obligation to transfer a maximum of €18 million of contingent cash payment consideration over the next year to former owners of an entity we acquired if specified user engagement targets are achieved.
C. Research and Development, Patents and Licenses
For a detailed analysis of research and development costs, see “Item 4.B. Business Overview” and discussions elsewhere in this “Item 5. Operating and Financial Review and Prospects.”
D. Trend Information

Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs. Historically, we have run two programs per year during the second and fourth quarters. During 2021, we launched a total of three programs which were run during the second, third, and fourth quarters.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Other than as disclosed here and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates
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
Revenue Recognition
Premium Revenue

We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Typically, the Premium Service is paid for monthly in advance.

Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. Payment is remitted to the Group through the premium partner. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues as either gross or net. Premium partner services, whether recognized as gross or net, have one material performance obligation, that being the delivery of the Premium Service.
Additionally, we bundle the Premium Service with other services and products. In bundle arrangements where we have multiple performance obligations, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. We generally determine stand-alone selling prices based on the prices charged to customers. For each performance obligation within the bundle, revenue is recognized either on a straight-line basis over the subscription period or at a point in time when control of the service or product is transferred to the customer.
Ad-Supported Revenue
We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis.

Revenue is recognized based on the number of impressions delivered. We might also offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on expected performance and historical data and result in a reduction of revenue recognized.

Share-based Compensation
Our employees and members of our board of directors receive remuneration in the form of share-based compensation transactions, whereby employees render services in consideration for equity instruments.
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

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we accumulate additional data related to our ordinary shares, we may have refinements to our estimates, which could materially impact our future share-based compensation expense.
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
Some rights holders have allowed the use of their content on our platform while negotiations of the terms and conditions of individual agreements or determination of statutory rates are ongoing. In these instances, royalties are calculated based on our best estimate of the eventual payout. In addition, on August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license in Section 115 of the Copyright Act and to a number of direct licenses that we have had with music publishers. Until the rates are determined, our recorded royalty costs both retrospectively and prospectively will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.
Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.
The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2021 and December 31, 2020, approximately €308 million and €418 million, respectively, relate to liabilities that were incurred more than twelve months prior to the date of the statement of financial position. Of the December 31, 2021 amount, €4 million was expensed in the year ended December 31, 2021 due to an increase of estimates included in the financial statements for the year ended December 31, 2020.
We have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. These minimum guarantee amounts have been disclosed in Note 25 of the consolidated financial statements included elsewhere in this report. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have certain royalty arrangements where we would have to make additional payments if the royalty rates for specified periods were below those paid to certain other licensors (most favored nation clauses). For rights holders with this clause, we compare royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payable to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue.

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
Provisions
From time to time, we are involved in legal actions or other third-party assertions related to content on our platform. There can be no assurance these actions or other third-party assertions will be resolved without costly litigation in a manner that does not adversely impact our financial position, results of operations, or cash flows, or without requiring higher royalty payments in the future, which may adversely impact gross margins. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect our results of operations, financial position, and cash flows. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.”
Exchangeable Notes
Our Exchangeable Notes are re-measured at each reporting date using valuation models using input data. They are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk will be presented separately in other comprehensive (loss)/income and will not be reclassified to the consolidated statement of operations. The fair value of the Exchangeable Notes is estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. Our ordinary share price is a primary driver of the fair value of the Exchangeable Notes. If factors change and different assumptions are used, our finance costs (net) could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our Exchangeable Notes.
See Note 24 to our consolidated financial statements included elsewhere in this report for additional information on the valuation models used for our Exchangeable Notes.
Warrants
We issued certain non-compensatory warrants in the Company to a holder that is an employee and a member of management of the Group pursuant to a subscription agreement. See "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants." Our warrants are re-measured at each reporting date using valuation models using input data. The change in fair value of these financial liabilities are recognized in finance income or cost in the consolidated statement of operations. Our ordinary share price is a primary driver of the fair value of the warrants. If factors change and different assumptions are used, our finance costs (net) could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our warrants.
See Note 24 to our consolidated financial statements included elsewhere in this report for additional information on the valuation models used for our warrants.
Income Taxes
We are subject to income taxes in Luxembourg, Sweden, the United States, and numerous foreign jurisdictions. Significant judgment is required in determining our uncertain tax positions. The group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
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

In determining the amount of current and deferred income tax, we take into account the impact of uncertain tax positions and whether additional taxes, interest, or penalties may be due. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit, new information presented by a tax authority, or changes in tax legislation. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.
We have initiated and are in negotiations of an Advanced Pricing Agreement between Sweden and the United States governments for tax years 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to our consolidated financial statements. In addition, we are subject to the continuous examination of our income tax returns by various tax authorities which could result in assessments against us. There are currently ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing issues. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of our tax reserves. If we conclude that it is not probable that our tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the names, ages, and positions of our senior management and directors as of the date of this report:

Name	Age	Position
Daniel Ek	38	Founder, Chief Executive Officer, Chairman, and Director
Martin Lorentzon	52	Co-Founder and Director
Paul Vogel	48	Chief Financial Officer
Katarina Berg	53	Chief Human Resources Officer
Dustee Jenkins	43	Global Head of Public Affairs
David Kaefer	48	Global Head of Business Affairs
Eve Konstan	53	General Counsel
Alex Norström	45	Chief Freemium Business Officer
Dawn Ostroff	61	Chief Content & Advertising Business Officer
Gustav Söderström	45	Chief Research & Development Officer
Christopher Marshall	53	Lead Independent Director
Barry McCarthy	68	Director
Shishir Mehrotra	42	Director
Heidi O’Neill	57	Director
Ted Sarandos	57	Director
Thomas Staggs	61	Director
Cristina Stenbeck	44	Director
Mona Sutphen	54	Director
Padmasree Warrior	61	Director

The business address of each director and each of Mr. Ek, Ms. Berg, Mr. Norström, and Mr. Söderström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of each of Ms. Jenkins, Mr. Kaefer, Ms. Konstan, Ms. Ostroff, and Mr. Vogel is 150 Greenwich Street, 63rd Floor, New York, New York 10007. The following is a brief biography of each of our senior managers and directors:
Daniel Ek is our founder, Chief Executive Officer, and Chairman of our board of directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. In 2021, he co-founded Prima Materia, a European investment company.
Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
Paul Vogel is our Chief Financial Officer. He is responsible for overseeing the Company’s financial affairs. Mr. Vogel previously served as the Company’s Head of Financial Planning & Analysis, Treasury and Investor Relations from 2016 to January 2020. He serves as a member of the board of directors of WorldRemit where he chairs the audit committee. Before joining Spotify, he spent the majority of his career in the investment community as a portfolio manager and equity research analyst, most recently serving as a Managing Director and Head of the Internet and Media Equity Research team at Barclays.

Prior to Barclays, Mr. Vogel held various roles in finance, including as a Portfolio Manager at AllianceBernstein and a Research Analyst at Morgan Stanley and DLJ. He is a CFA Charterholder and holds a Bachelor of Arts in Economics from the University of Pennsylvania.
Katarina Berg is our Chief Human Resources Officer. She oversees all aspects of human resource management and is responsible for developing and executing the people strategy in support of our overall business plan. Ms. Berg serves as a member of the board of directors of Personio GmbH and as a member of the advisory board of Bambuser AB. Before joining our team, Ms. Berg held human resources roles in various multinational companies, such as Swedbank, 3 Scandinavia, and Kanal 5 (SBS Broadcasting). Ms. Berg holds a Master of Arts in Human Resources Management and Development in Behavioral Science from Lund University.
Dustee Jenkins is our Global Head of Public Affairs. In this capacity, she oversees all external communications, government affairs, trust and safety, as well as enterprise-wide internal communications across 184 markets. Prior to joining Spotify, Ms. Jenkins was Senior Vice President and Chief Communications Officer at Target. She previously served as a director at Public Strategies, Inc. (now Hill+Knowlton Strategies) specializing in crisis and financial transactions, the director of communications of the Department of Housing and Urban Development as an appointee of President George W. Bush, and Press Secretary for U.S. Senator Kay Bailey Hutchison. Ms. Jenkins also serves as President-Elect of New York Women in Communications.
David Kaefer is our Global Head of Business Affairs. In this capacity, he leads the Company’s work on a wide range of content licensing negotiations and operations spanning music, podcast, and video. Mr. Kaefer joined Spotify in this role in 2018 after spending 19 years at Microsoft Corporation, ultimately serving as the General Manager and Business Development leader for Microsoft’s Windows, Devices, and Microsoft Research divisions. In that role, he led a team responsible for technology, sales, content and marketing partnerships, as well as M&A. Throughout his career, he has been involved in numerous licensing, acquisition, divestiture, regulatory, and litigation matters involving a diverse array of intellectual property in the areas of software, hardware, and digital content. Mr. Kaefer graduated from the University of Virginia with a Bachelor of Arts degree in Economics and Government.
Eve Konstan is our General Counsel. She is responsible for a wide range of legal matters for the Company, including content licensing, M&A, litigation, employment, and compliance. Before joining Spotify in 2020, Ms. Konstan was Executive Vice President & General Counsel of WarnerMedia Entertainment and previously spent 20 years at HBO, ultimately serving as Executive Vice President & General Counsel of HBO. In that role, she oversaw all of HBO's legal matters worldwide, including production and clearance of original programming, global distribution agreements, litigation and employment matters, intellectual property, and antitrust matters. Ms. Konstan also practiced law at Cleary Gottlieb Steen & Hamilton. She holds a Bachelor of Arts with Honors from Eckerd College and a Juris Doctor degree from Columbia Law School.
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
Dawn Ostroff is our Chief Content & Advertising Business Officer. She is responsible for overseeing the Company’s global content and distribution operations, including all original content and industry and creator relationships. Ms. Ostroff is also responsible for managing our global advertising sales business. She serves as a member of the board of directors of Activision Blizzard, Inc. where she serves on the compensation committee and chairs the workplace responsibility committee, and as a member of the board of advisors of Autograph, an NFT company. Prior to joining Spotify, Ms. Ostroff served as President of Condé Nast Entertainment, a studio and distribution network with entertainment content across film, television, premium digital video, social, and virtual reality. She was previously President of Entertainment for The CW broadcast network, a joint venture of CBS and Warner Bros. that she helped launch in 2006, and before that, President of the UPN broadcast network. Ms. Ostroff holds a Bachelor of Science in Journalism from Florida International University.
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
Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc. and Nerdy, Inc., as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our board of directors. He has been a member of our board of directors since January 8, 2020, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. In addition to his role on our board of directors, he serves as a member of the boards of directors of MSD Acquisition Corp. and Instacart. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, and Chegg from 2010 to 2015 (Chairman of the audit committee). Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. Ms. O’Neill previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer and Marketplace, a division of Nike, Inc.
Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. In addition to his role on our board of directors, Mr. Sarandos serves on the board of directors of Netflix, as well as the Film Advisory Board of Directors for Tribeca Film Festival, the board of directors of American Cinematheque, and the advisory board of Film Independent. Mr. Sarandos is also an American Film Institute trustee, an Executive Committee Member of the Academy of Television Arts & Sciences, a Henry Crown Fellow at the Aspen Institute, and serves on the board of directors of Exploring the Arts. He also serves as the co-CEO and Chief Content Officer of Netflix and has led content acquisition for Netflix since 2000.
Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. In addition to his role on our board of directors, Mr. Staggs serves as the co-Chairman and co-CEO of Candle Media LLC, Executive Chairman of Vejo, Inc, Executive Chairman of Bertsch Industries, GmbH, co-CEO and co-Chairperson of the board of directors of Forest Road Acquisition Corp. II, Chairman of PureForm Global Inc., and a director of Weta Digital Limited. He also serves on the board of advisors of the University of Minnesota Carlson School of Management and the board of trustees of the Center for Early Education. Mr. Staggs previously served in various roles at The Walt Disney Company, including as Chief Financial Officer, Chairman of Disney Parks and Resorts Worldwide, Chief Operating Officer, and Special Advisor to the Chief Executive Officer. He also was previously a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.

Cristina Stenbeck is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. In addition to her role on our board of directors, Ms. Stenbeck chairs the Supervisory Board of Zalando SE, the leading European starting point for online fashion listed on the MDAX in Germany. From 2003 through 2019, Ms. Stenbeck served on the board of directors as principal shareholder of Kinnevik AB, a Swedish listed investment management company. She was Deputy Chairman from 2003 to 2007 and Executive Chairman from 2007 to 2016.
Mona Sutphen is a member of our board of directors. She has been a member of our board of directors since April 21, 2021, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. She is currently a partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board and is a member of the Council on Foreign Relations. Ms. Sutphen is an Independent Director for Pattern Energy and a Trustee of Putnam Mutual Funds. She is a member of the Council on Foreign Relations, serves on the Boards of the International Rescue Committee and Human Rights First, and is a Trustee of Mount Holyoke College.
Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2021. In addition to her role on our board of directors, Ms. Warrior serves on the boards of directors of Microsoft. In addition, Ms. Warrior was a member of the board of directors of The Gap, Inc. from 2013 to 2016 and a member of the board of directors of Box, Inc. from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
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
B. Compensation
This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team who would be our named executive officers, if we were a domestic issuer, and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2021 are:
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

Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the people experience and compensation committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2021.
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
Roles of Our Board of Directors, People Experience and Compensation Committee, and Chief Executive Officer in Compensation Decisions
The initial compensation arrangements with our executive leadership team, including the named executive officers, have been determined in arms-length negotiations with each individual executive. Typically, our CEO has been responsible for negotiating these arrangements, except with respect to his own compensation, with the oversight and final approval of the members of our board of directors or the people experience and compensation committee. The compensation arrangements have been influenced by a variety of factors, including, but not limited to:
•our financial condition and available resources;
•our need for that particular position to be filled;
•our board of directors’ evaluation of the competitive market based on the third-party data provided by Compensia, Inc. (“Compensia”), a national compensation consulting firm, competitive pay practices for comparable positions at companies of comparable scale and in relevant business segments, as further described below, and the experience of the members of the people experience and compensation committee with other companies;
•the length of service of an individual; and
•the compensation levels of other members of the executive leadership team, each as of the time of the applicable compensation decision.

Following the establishment of the initial compensation arrangements, our CEO, board of directors, and people experience and compensation committee have been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for our CEO and other members of the executive leadership team, including the other named executive officers. Typically, our CEO reviews the performance of the other members of the executive leadership team, including the other named executive officers, and based on this review, along with the factors described above, make recommendations to the people experience and compensation committee with respect to the total compensation, including each individual component of compensation, of these individuals for the coming year. There is no predetermined time of year for these reviews, although they are generally performed on an annual basis coinciding with our Company-wide employee compensation review in March. Further, the people experience and compensation committee reviews the performance of our CEO, and based on this review and the factors described above, determines his total compensation for the coming year.
The current compensation levels of our executive leadership team, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual.
Engagement of Compensation Consultant
The people experience and compensation committee has engaged the services of Compensia to provide executive compensation advisory services. The people experience and compensation committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. In 2020, the people experience and compensation committee approved the compensation peer group (the “Peer Group”) for fiscal year 2021. The Peer Group for 2021 consisted of the following companies:

Activision Blizzard	Autodesk	Booking Holdings	Discovery
eBay	Electronic Arts	Expedia Group	IAC/InterActiveCorp
Intuit	Live Nation Entertainment	MercadoLibre	Netflix
PayPal Holdings	Sirius XM Holdings	Snap	Take-Two Interactive
Trip.com Group	Twitter	Zalando
The people experience and compensation committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2021, Compensia provided the people experience and compensation committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The people experience and compensation committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The people experience and compensation committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than our CEO (who, as we note below, did not receive any cash or equity compensation in 2021), including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As discussed below, we rely heavily on our equity awards to incentivize our employees, including each of our named executive officers.
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
Base Salary and Bonus
Generally, each named executive officer’s initial base salaries were established through arms-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience, and prior salary level. Thereafter, the base salaries of our executive leadership team members, including the named executive officers, are reviewed periodically by our people experience and compensation committee, and adjustments are made as deemed appropriate.
As of July 1, 2017, our CEO does not receive a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for 2019, 2020 or 2021.
As of the end of fiscal year 2021, our named executive officers were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary
Daniel Ek(1)(2)	$—
Paul Vogel	$600,000
Dawn Ostroff	$1,000,000
Gustav Söderström(2)	$331,858
Alex Norström(2)	$345,133
______________________
(1)As of July 1, 2017, Mr. Ek does not receive a base salary.
(2)Messrs. Ek, Söderström, and Norström are each paid in Swedish Krona. Such amounts are based on the exchange rate of SEK 9.04 per dollar as of December 31, 2021 as published by Reuters.
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
In 2021, each of our named executive officers, other than Mr. Ek, participated in the incentive mix program. The following table shows the dollar amount of incentive compensation allocated to each named executive officer, as well as the allocations chosen by each such individual:

Named Executive Officer	Aggregate Long-Term Incentive Award Dollar Value ($)	2021 At-the-Money Stock Option Allocation	2021 Out-of-the-Money Stock Option Allocation	2021 RSU Allocation	2021 Cash Allocation ($)
Paul Vogel	4,000,000	24,900	—	6,225	—
Dawn Ostroff	6,400,000	59,761	—	4,980	—
Gustav Söderström	7,000,000	87,151	—	—	—
Alex Norström	6,200,000	38,596	—	9,649	—
Long-Term Incentive Award Decisions
Each year our people experience and compensation committee reviews and recommends an equity program to our board of directors for approval in order to incentivize our employees, including our named executive officers, and directors. Our people experience and compensation committee, in consultation with our CEO, determines the aggregate dollar value of the long-term incentive compensation to be awarded to each executive leadership team member. In making these decisions, the people experience and compensation committee takes into consideration the Company’s financial results and market conditions, as well as the factors described above.
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
For our employees in the United States who satisfy certain eligibility requirements, including Mr. Vogel and Ms. Ostroff, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their annual salary. Employees vest in the employer contributions ratably over one year.
The Company does not maintain any defined benefit plans for any of its named executive officers.
Employee Benefits and Perquisites

Additional benefits received by our Swedish employees, including Messrs. Ek, Söderström, and Norström, include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Mr. Vogel and Ms. Ostroff, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.
We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.
We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. In October 2020, we entered into a short-term lease for a residential property in Los Angeles, California for use by Ms. Ostroff and her family. The property provides Ms. Ostroff with meeting and working space in Los Angeles during a time that our corporate offices are closed as a result of the COVID-19 pandemic. Ms. Ostroff reimburses us for any personal use of the property based on the value of overnight stays at a comparable hotel room. The unreimbursed costs to the Company of the lease are reported as other compensation to Ms. Ostroff in the “2021 Summary Compensation Table” below. In addition, the personal safety of our employees, including our NEOs, is of the highest importance to us and in 2021 we paid for personal security services for certain NEOs pursuant to the Company's personal security program for senior management. Although we consider these personal security services to be appropriate and necessary for the reasons described above, the costs related to such services are reported as other compensation to our NEOs in the “2021 Summary Compensation Table” below. In the future, we may provide other perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the people experience and compensation committee. We do not expect these perquisites to be a significant component of our compensation program.
Severance
Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.
Employment Agreements
We have, or one of our subsidiaries has, entered into employment agreements with Messrs. Ek, Vogel, Norström, and Söderström, and Ms. Ostroff. We currently do not have employment agreements or other service contracts with any members of our board of directors, except for Mr. Ek.
In 2011, Mr. Ek entered into a new employment agreement that replaced his prior agreement. Mr. Ek’s employment agreement provides for an indefinite term that automatically expires upon Mr. Ek’s retirement at age 65. The agreement provides for a fixed monthly salary, although the board of directors determined that, commencing July 1, 2017, Mr. Ek would no longer receive an annual salary. Mr. Ek is also entitled to an annual cash bonus payment, at the sole discretion of the board of directors. Mr. Ek’s employment agreement also provides for a six-month notice period prior to termination, though we may terminate the agreement with immediate effect if Mr. Ek has grossly neglected his obligations or otherwise materially breached the contract. In the event of termination of employment by us (other than due to gross neglect), in addition to pay during the notice period, Mr. Ek also will be entitled to a severance payment equal to six times his monthly salary, less any income from future employment, payable in monthly installments following termination (using Mr. Ek’s current base salary, he would be entitled to no payments under this arrangement).
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
In 2017, each of Messrs. Norström and Söderström entered into revised employment agreements (the “2017 Agreements”) that provide for an indefinite employment period. The 2017 Agreements also provide for a base salary and participation in our benefit plans. The 2017 Agreements provide that we can terminate Messrs. Norström’s or Söderström’s employment without “Cause” (each as defined in the 2017 Agreement) upon three months’ notice. In addition, upon a termination without Cause, Messrs Norström and Söderström would be entitled to a severance amount equal to their respective base salaries for six months and subsidized health benefits for six months. If Messrs. Norström’s or Söderström’s employment is terminated within 12 months after a change in control of the Company, or if either Messrs Norström or Söderström are required to perform duties that are materially inconsistent with those normally performed by them, respectively, or is otherwise constructively dismissing following the change in control, Messrs. Norström or Söderström would be entitled to receive a lump sum severance payment of 12 months’ salary and subsidized health benefits. Messrs. Norström and Söderström are also subject to a nine-month post-termination non-competition covenant (with such period commencing on the first day of the notice period) and a two-year post-termination non-solicitation covenant.
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
C. Board Practices
Board of Directors Structure
Our board of directors currently consists of eleven directors and is composed of Class A and Class B directors. Our articles of association provide that the board of directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders or until his or her successor has been appointed. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Item 10.B. Memorandum and Articles of Association.”
People Experience and Compensation Committee
Our board of directors has established a people experience and compensation committee that consists of Christopher Marshall, Martin Lorentzon, Shishir Mehrotra, and Cristina Stenbeck. Mr. Marshall is the chair of our people experience and compensation committee. Our people experience and compensation committee has the following responsibilities, among others:

•reviewing and making recommendations to our board of directors related to our incentive-compensation plans and equity-based plans;
•establishing and reviewing the overall compensation philosophy of the Company;
•overseeing matters relating to the attraction, engagement, development, and retention of directors and employees, including executive officers;
•reviewing and approving total compensation for our chief executive officer and other executive officers;
•reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;
•selecting and retaining a compensation consultant; and
•such other matters that are specifically delegated to the people experience and compensation committee by our board of directors from time to time.
Audit Committee
Our board of directors has established an audit committee that consists of Thomas Staggs, Christopher Marshall, Mona Sutphen, and Padmasree Warrior. Mr. Staggs is the chair of our audit committee. All audit committee members satisfy the “independence” requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act. Our audit committee has the following responsibilities, among others:
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
•monitoring proposed changes in laws, rules, and regulations, and reviewing the Company's material corporate policies and regulatory strategy; and
•such other matters that are specifically delegated to our audit committee by our board of directors from time to time.
D. Employees
In 2021, 2020, and 2019, we had 6,617, 5,584, and 4,405 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
Content Production and Customer Service	705	580	371	22%	56%
Sales and Marketing	1,654	1,436	1,192	15%	20%
Research and Development	3,175	2,624	2,094	21%	25%
General and Administrative	1,083	944	748	15%	26%
The following table describes our average number of employees by geographic location:

	December 31,
	2021	2020	2019
United States	3,435	2,746	2,121
Sweden	1,845	1,688	1,437
United Kingdom	576	463	353
Additionally, for the years ended December 31, 2021, 2020, and 2019, we had an average of approximately 761, 687, and 494 employees, respectively, in the aggregate in Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Italy, Japan, Mexico, Netherlands, Russia, Singapore, South Africa, South Korea, Spain, Switzerland, Taiwan, Turkey, and United Arab Emirates. From time to time, we have engaged temporary employees to fill open positions. As of December 31, 2021, 72 employees of The Ringer, 58 employees of Gimlet, and 56 employees of Parcast, wholly-owned indirect subsidiaries of the Company, were represented by the Writer’s Guild of America-East labor union. In 2021, we entered into collective bargaining agreements with The Ringer and Gimlet unions, respectively, to be in effect until February 2024. Collective bargaining with the Parcast union has commenced, but an agreement has not been reached.
E. Share Ownership
The following table provides information regarding share ownership by our officers and directors as of December 31, 2021.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units	Warrants	Subscription Price ($)
Daniel Ek (1)	30,723,633	16.0%	—	$—	—	—	800,000	$281.63
	—	—%	—	$—	—	—	800,000	$190.09
Martin Lorentzon (2)	20,965,699	10.9%	18,602	$219.33	6/28/2024	446	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	7,517	$271.40	5/29/2025	—	—	$—
	—	—%	11,260	$362.36	5/31/2026	—	—	$—
Paul Vogel	10,394	*	28,520	$123.13	3/31/2023	13,892	—	$—
	—	—%	21,191	$138.00	3/1/2024	—	—	$—
	—	—%	51,050	$137.12	3/1/2025	—	—	$—
	—	—%	24,900	$321.28	3/1/2026	—	—	$—
Katarina Berg	27,409	*	2,720	$123.13	3/31/2023	18,462	—	$—
	—	—%	32,609	$138.00	3/1/2024	—	—	$—
	—	—%	23,337	$137.12	3/1/2025	—	—	$—
	—	—%	9,960	$321.28	3/1/2026	—	—	$—
Horacio Gutierrez (3)	18,343	*	1,133	$138.00	3/1/2024	40,005	—	$—
	—	—%	42,090	$142.55	12/1/2024	—	—	$—
Alex Norström	1,160	*	36,600	$50.70	3/31/2022	20,146	—	$—
	—	—%	130,800	$123.13	3/31/2023	—	—	$—
	—	—%	153,623	$138.00	3/1/2024	—	—	$—
	—	—%	87,515	$137.12	3/1/2025	—	—	$—
	—	—%	38,596	$321.28	3/1/2026	—	—	$—
Dawn Ostroff	21,451	*	25,077	$180.12	3/31/2023	40,738	—	$—
	—	—%	16,003	$138.00	3/1/2024	—	—	$—
	—	—%	43,757	$137.12	3/1/2025	—	—	$—
	—	—%	59,761	$321.28	3/1/2026	—	—	$—
Gustav Söderström	5,920	*	145,360	$123.13	3/31/2023	—	—	$—
	—	—%	171,014	$138.00	3/1/2024	—	—	$—
	—	—%	198,366	$137.12	3/1/2025	—	—	$—
	—	—%	87,151	$321.28	3/1/2026	—	—	$—
Christopher Marshall (4)	71,649	*	4,651	$146.22	6/28/2024	446	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	7,517	$180.93	5/29/2025	—	—	$—

	—	—%	5,630	$241.57	5/31/2026	—	—	$—
Barry McCarthy (5)	449,867	*	15,033	$271.40	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
Shishir Mehrotra	59,836	*	13,952	$219.33	6/28/2024	1,088	—	$—
	—	—%	11,275	$271.40	5/29/2025	—	—	$—
	—	—%	11,260	$362.36	5/31/2026	—	—	$—
Heidi O’Neill	5,999	*	2,325	$146.22	6/28/2024	4,134	—	$—
Ted Sarandos	12,632	*	4,651	$146.22	6/28/2024	1,151	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
Thomas Staggs (6)	37,375	*	7,386	$146.22	6/28/2024	783	—	$—
	—	—%	7,959	$180.93	5/29/2025	—	—	$—
	—	—%	2,981	$241.57	5/31/2026	—	—	$—
	—	—%	5,961	$362.36	5/31/2026	—	—	$—
Cristina Stenbeck	46,762	*	4,651	$219.33	6/28/2024	2,374	—	$—
	—	—%	3,758	$271.40	5/29/2025	—	—	$—
Padmasree Warrior	5,937	*	4,651	$219.33	6/28/2024	446	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	2,815	$241.57	5/31/2026	—	—	$—
Mona Sutphen	—	—%	4,222	$241.57	5/31/2026	—	—	$—
	—	—%	2,815	$362.36	5/31/2026	—	—	$—
________________________
*Represents beneficial ownership of less than 1%.
(1)Includes 14,091,664 ordinary shares held by D.G.E. Investments Limited (“D.G.E. Investments”). Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. Also includes 4,276,200 ordinary shares held by Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), 9,076,240 ordinary shares held by Image Frame Investment (HK) Limted (“Image Frame”), 3,227,920 ordinary shares held by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited. Mr. Ek exercises voting power over the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by D.G.E. Investments. The business address of D.G.E. Holding is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus.
(2)Includes 20,959,762 ordinary shares held by Rosello Company Limited (“Rosello”). Mr. Lorentzon is the sole shareholder of Amaltea S.à r.l. (“Amaltea”), which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the ordinary shares held by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Horacio Gutierrez served as the Company's Head of Global Affairs and Chief Legal Officer until he left the Company as of January 1, 2022.
(4)Includes (i) 52,911 ordinary shares held by Marshall Carroll 2000 Trust; (ii) 688 ordinary shares held by Marshall Partners; (iii) 18,050 shares held by Mr. Marshall for the benefit of TCV VII Management, L.L.C. (“TCV VII Management”) and TCV VIII Management, L.L.C. (“TCV VIII Management”); (iv) 27,099 non-qualified stock options held by Mr. Marshall for the benefit of TCV VII Management and TCV VIII Management; and (v) 446 ordinary shares issuable upon vesting of RSUs held by Mr. Marshall for the benefit of TCV VII Management and TCV VIII Management. Mr. Marshall is a trustee of the Marshall Carroll 2000 Trust and a general partner of Marshall Partners. Mr. Marshall disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Marshall and the other members of TCV VII Management and TCV VIII Management (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 18,050 ordinary shares, the 27,099 non-qualified stock options, and the 446 ordinary shares issuable upon vesting of the RSUs held by Mr. Marshall. The Management Members disclaim beneficial ownership of the ordinary shares and the ordinary shares issuable upon vesting of non-qualified stock options and RSUs, except to the extent of their respective pecuniary interest therein.
(5)Includes 177,000 ordinary shares held by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(6)Includes 31,040 ordinary shares held by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 433 N. Camden Drive, Suite 54, Beverly Hills, CA 90210.
Stock Options
As noted above, we have granted stock options to our employees, including as part of the incentive mix program implemented in 2019. Each stock option represents the right to purchase one of our ordinary shares. Each year through 2020, we adopted a new employee stock option program for a one-year term; however, in 2019, we adopted two stock option programs, an interim 2019 plan (the “Interim 2019 Plan”) and the 2020 plan (the “2020 Plan”). In 2020, we adopted a new employee stock option program that took effect in April 2021 for a five-year term (the “2021 Plan”). Pursuant to the recent stock option programs, each participant is granted a stock option at a specified exercise price. Since January 1, 2016, the exercise prices have been set at fair market value. Of each grant made prior to 2019 and each grant made pursuant to the Interim

2019 Plan, 3/16ths of the total number of options granted vests on the first of any of March 1, June 1, September 1, or December 1 falling more than three months from the date of grant (except for grants made prior to 2017 in Australia for which 5/16 vests on the first of March 1, June 1, September 1, or December 1 after 12 months from the date of grant), and thereafter 1/16 vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment. As noted above, of each grant made pursuant to the 2020 Plan and 2021 Plan as part of the incentive mix program, 3/48ths of the total number of options granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment. The options granted prior to 2019 and granted pursuant to the Interim 2019 Plan expire on March 31 of the fifth year following the date of grant. The options granted under the 2020 Plan and the 2021 Plan expire on the fifth anniversary of the date of grant. Initially, vested options were only exercisable annually during a 30-day exercise window, for a period of time immediately following the optionee’s termination and upon the expiration of the term of the option. In 2016, we amended our stock option program to provide that vested options could be exercised during each March, June, September, and December prior to the expiration of the term of the option. We later further amended our stock option program in 2017 to provide that vested options may be exercised at any time prior to the expiration of the option term. For our employees in certain countries, upon the exercise of a stock option, the Company is required to pay a social security contribution in an amount equal to the spread value of the option multiplied by the applicable tax rate.
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
Restricted Stock Units
As noted above, we have granted RSUs to our employees, including as part of the incentive mix program implemented in 2019. Each year through 2020, we adopted a new employee RSU program for a one-year term; however, in 2020, we adopted a new employee restricted stock unit program for a five-year term that took effect in 2021. Each RSU represents the right to receive one of our ordinary shares. With respect to RSUs granted prior to 2018, one-fifth of each grant of RSUs time-vests on each September 1, commencing on the September 1 falling more than three months from the date of grant and subject to the holder’s continued employment with us. In addition to time-vesting, one of the following events or dates also has to occur in order for such RSUs granted prior to 2018 to fully vest: (i) the six-month anniversary of an initial public offering, (ii) a change in control, and (iii) September 1 of the third year following the date of grant, subject to the holder’s continued employment through such date. If one of such events or dates occurs prior to final time-vesting of an award of RSUs, then the RSUs will continue to be subject to time-vesting following such event or date, and will fully vest upon the final time-vesting date. RSUs granted in 2018 fully vest on each of the first five anniversaries of the date of grant, subject to the holder’s continued employment with us. As described above, for RSUs granted in 2019 and 2020 as part of the incentive mix program, 3/48ths of the total number of RSUs granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of RSUs granted vests on the first day of each calendar month thereafter, subject to continued employment. For certain employees, including the named executive officers, upon termination of an employee’s employment (i) by the Company for any reason other than Cause or (ii) by the employee due to the Company’s material breach of the employee’s employment agreement, a portion of the individual’s unvested RSUs will immediately vest. The portion of unvested RSUs that will accelerate and vest will be equal to the number of such RSUs that would have otherwise vested between six and 12 months following the termination, depending on the employee. In addition, for certain employees, including the named executive officers, if within six months following a change in control, the individual (i) resigns because he or she is required to perform duties that are materially inconsistent with the ones normally performed by someone in such position or (ii) otherwise experiences a constructive termination, all of the individual’s outstanding unvested RSUs will accelerate and vest.
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
Cash Program
As noted above, we also offer cash retention awards as part of our incentive mix program to all permanent employees. Pursuant to the cash alternative of the incentive mix program, the named executive officers who choose to include cash in their incentive mix composition will receive a fixed cash payment upon each vesting date. As noted above, for the cash awards granted in 2021, 3/48ths of the cash payment vested on the third calendar month following the date of grant, and thereafter 1/48th of the cash payment granted vests on the first day of each calendar month thereafter, subject to continued employment.
Other Contingently Issuable Shares
In connection with acquisitions in 2019, 2020, and 2021, we issued equity instruments to certain employees of the target. Of each such grant of equity instruments, one-fourth will vest on each anniversary of the closing of such transaction until fully vested, subject, in each case, to the employee’s continued employment through such vesting date. The agreement provides for potential adjustments to the equity instrument in the event of corporate transactions.
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
On August 23, 2021, Mr. Ek purchased, through D.G.E. Investments, 800,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $46.01, the then-current fair market value per share. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $281.63 per share at any time through August 23, 2024.
The warrants are subject to adjustment upon certain corporate events.
Compensation Tables
2021 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2021, 2020 and 2019.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)		Total ($)
Daniel Ek (CEO)	2021	—	(3)	—	(3)	—	—	104,885	(4)	104,885
	2020	—	(3)	—	(3)	—	—	490,334		490,334
	2019	—	(3)	—	(3)	—	—	336,462		336,462
Paul Vogel (CFO)	2021	600,000		—		2,431,812	1,999,968	8,700	(5)	5,040,480
	2020	595,386	(6)	—		1,663,708	1,750,063	8,550		4,017,707
Dawn Ostroff (Chief Content & Advertising Business Officer)	2021	1,000,000		—		5,836,456	1,599,974	389,550	(7)	8,825,980
	2020	1,000,000		—		2,139,061	6,750,006	87,250		9,976,317
	2019	1,000,000		1,000,000		1,500,679	3,974,952	8,400		7,484,031
Gustav Söderström (Chief Research & Development Officer)	2021	331,858	(9)	—		8,511,467	—	95,172	(8)	8,938,497
	2020	364,520	(9)	—		6,464,706	—	95,889		6,925,115
	2019	320,514	(9)	—		6,682,200	—	113,494		7,116,208
Alex Norström (Chief Freemium Business Officer)	2021	345,133	(9)	—		3,769,411	3,100,031	92,919	(8)	7,307,494
	2020	379,101	(9)	—		2,852,095	3,000,048	102,290		6,333,534
	2019	333,335	(9)	—		6,002,664	—	91,379		6,427,378
________________________
(1)Amounts reflect the grant-date Black-Scholes value of the stock options granted to our named executive officers, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this report.
(2)Amounts reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this report.
(3)As of July 1, 2017, we ceased paying Mr. Ek a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for fiscal years 2019, 2020, or 2021.
(4)For 2021, amount reflects $104,885 for home security services. These 2021 dollar amounts are based on a currency translation of EUR 1.13 per dollar as published by Reuters on December 31, 2021.
(5)Amount reflects matching contributions to the 401(k) plan.
(6)Mr. Vogel’s service as the Company’s Chief Financial Officer commenced January 15, 2020. Amount reflects the actual base salary earned by Mr. Vogel during fiscal year 2020.

(7)Amount reflects $8,700 for matching contributions to the 401(k) plan and $380,850 for use of a corporate apartment.
(8)Amount reflects contributions to the Swedish retirement plan.
(9)Messrs. Söderström and Norström were each paid in Swedish Krona in 2019, 2020, and 2021. The 2019 dollar amounts are based on a currency translation of SEK 9.36 per dollar as published by Reuters on December 31, 2019. The 2020 dollar amounts are based on a currency translation of SEK 8.23 per dollar as published by Reuters on December 31, 2020. The 2021 dollar amounts are based on a currency translation of SEK 9.04 per dollar as published by Reuters on December 31, 2021.The amounts include vacation pay received by Messrs. Söderström and Norström pursuant to Swedish standards.
Grants of Plan-Based Awards in 2021
The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2021:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stocks or Units (# shares)(1)	All Other Option Awards: Number of Securities Underlying Options (# shares)(1)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Daniel Ek	—	—	—	—	—
Paul Vogel	3/1/2021	—	24,900	321.28	2,431,812
	3/1/2021	6,225	—	—	1,999,968
Dawn Ostroff	3/1/2021	—	59,761	321.28	5,836,456
	3/1/2021	4,980	—	—	1,599,974
Gustav Söderström	3/1/2021	—	87,151	321.28	8,511,467
Alex Norström	3/1/2021	—	38,596	321.28	3,769,411
	3/1/2021	9,649	—	—	3,100,031
________________________
(1)All stock awards were issued under the Company’s Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A. and all option awards were issued under the Company’s Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A.
(2)Amounts of option awards reflect the grant-date Black-Scholes value of the stock options granted during 2021 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. Amounts of stock awards reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this report.
Outstanding Equity Awards at 2021 Fiscal Year-End
The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2021:

		Option Awards					Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)		Market Value of Ordinary Shares That Have Not Vested ($)(3)
Daniel Ek	—	—	—		—	—	—		—
Paul Vogel	3/1/2018	28,520	—	(1)	123.13	3/31/2023	—		—
	3/1/2019	14,568	6,623	(2)	138.00	3/1/2024	—		—
	3/1/2019	—	—		—	—	1,656	(4)	387,554
	3/1/2020	22,335	28,715	(2)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	7,179	(5)	1,680,101
	3/1/2021	4,669	20,231	(2)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	5,057	(6)	1,183,490
Dawn Ostroff	8/1/2018	16,718	8,359	(1)	180.12	3/31/2023	—		—
	3/1/2019	4,001	12,002	(2)	138.00	3/1/2024	—		—
	3/1/2019	—	—		—	—	9,002	(6)	2,106,738
	3/1/2020	6,837	36,920	(2)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	27,690	(5)	6,480,291
	3/1/2021	11,206	48,555	(2)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	4,046	(6)	946,885
Gustav Söderström	3/1/2018	145,360	—	(1)	123.13	3/31/2023	—		—
	3/1/2019	117,572	53,442	(2)	138.00	3/1/2024	—		—
	3/1/2020	86,785	111,581	(2)	137.12	3/1/2025	—		—
	3/1/2021	16,341	70,810	(2)	321.28	3/1/2026	—		—
Alex Norström	3/1/2017	36,600	—	(1)	50.70	3/31/2022	—		—
	3/1/2018	130,800	—	(1)	123.13	3/31/2023	—		—
	3/1/2019	105,615	48,008	(2)	138.00	3/1/2024	—		—
	3/1/2020	38,288	49,227	(2)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	12,307	(5)	2,880,207
	3/1/2021	7,237	31,359	(2)	321.28	3/1/2026
	3/1/2021	—	—		—	—	7,839	(6)	1,834,561
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
(3)Values were calculated based on a $234.03 closing price of our ordinary shares, as reported on the NYSE on December 31, 2021.
(4)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2019 and thereafter 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
(5)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2020 and thereafter 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
(6)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2021 and thereafter 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
2021 Option Exercises and Stock Vested
The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2021:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Ordinary Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(2)
Daniel Ek	—	—	—		—
Paul Vogel	1,520	362,824	5,684	(3)	1,501,968
Dawn Ostroff	57,278	4,711,436	20,442	(4)	5,475,399
Gustav Söderström	155,280	33,076,346	—		—
Alex Norström	159,000	33,005,380	7,279	(5)	1,916,205
(1)Represents the difference between the market value per share of the shares acquired on exercise, as determined based on the closing price of our ordinary shares as reported on the NYSE on the date of exercise, and the exercise price of the option.
(2)Value realized is calculated based on the closing price of our ordinary shares as reported on the NYSE on the date of vesting.
(3)Includes 2,403 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Vogel related to the vesting of such shares.
(4)Includes 10,817 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Ms. Ostroff related to the vesting of such shares.
(5)Includes 4,067 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Norström related to the vesting of such shares.
Non-Employee Director Compensation
Similarly to our executive compensation decisions, the people experience and compensation committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group (as described above in “—Engagement of Compensation Consultant”). Our non-employee directors are also eligible to participate in our new incentive mix program, which provides our non-employee directors with maximum flexibility and individual autonomy, by allowing our non-employee directors to have the ability to choose their own composition of long-term incentive awards each year. For further information on our incentive mix program, please see “—Long Term Incentives” above. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, subject to payment by the holder of the nominal value per ordinary share, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.
In 2021, each of our non-employee directors participated in the incentive mix program. The following table shows the dollar amount of incentive compensation allocated to each named executive officer, as well as the allocations chosen by each such individual:

Name	Aggregate Long-Term Incentive Award Dollar Value ($)	2021 At-the-Money Stock Option Allocation	2021 Out-of-the-Money Stock Option Allocation	2021 RSU Allocation	2021 Cash Allocation ($)
Martin Lorentzon	340,000	—	11,260	—	—
Christopher Marshall	340,000	5,630	—	—	—
Barry McCarthy	340,000	5,630	—	—	—
Shishir Mehrotra	340,000	—	11,260	—	—
Heidi O’Neill	340,000	—	—	1,407	—
Ted Sarandos	340,000	5,630	—	—	—
Thomas Staggs	360,000	2,981	5,961	—	—
Cristina Stenbeck	340,000	—	11,260	—	—
Mona Sutphen	340,000	4,222	2,815	—	—
Padmasree Warrior	340,000	2,815	—	—	153,000
2021 Director Compensation
The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2021:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Stock Options ($)(3)	Total ($)(4)
Martin Lorentzon	—	—	521,687	521,687
Christopher Marshall	—	—	417,430	417,430
Barry McCarthy	—	—	417,430	417,430
Shishir Mehrotra	—	—	521,687	521,687
Heidi O’Neill	—	339,889	—	339,889
Ted Sarandos	—	—	417,430	417,430
Thomas Staggs	—	—	497,201	497,201
Cristina Stenbeck	—	—	521,687	521,687
Mona Sutphen	—	—	443,457	443,457
Padmasree Warrior	153,000	—	208,715	361,715
________________________
(1)Mr. Ek serves on our board of directors. His compensation is fully reflected in the Summary Compensation Table.
(2)Amounts reflect the aggregate grant-date fair value of the RSUs computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual.
(3)Amounts reflect the aggregate grant-date Black-Scholes value of the stock options granted during 2021 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this report.
(4)The table below shows the aggregate numbers of stock awards and stock options held as of December 31, 2021 by each non-employee director who was serving as of December 31, 2021.

Name	Restricted Stock Units Outstanding at Fiscal Year End	Stock Options Outstanding at Fiscal Year End
Martin Lorentzon	446	41,137
Christopher Marshall	446	27,099
Barry McCarthy	—	20,663
Shishir Mehrotra	1,088	36,487
Heidi O’Neill	4,134	2,325
Ted Sarandos	1,151	23,340
Thomas Staggs	783	24,287
Cristina Stenbeck	2,374	19,669
Mona Sutphen	—	7,037
Padmasree Warrior	446	11,224
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
The following table sets forth, as of December 31, 2021 (except where noted), the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner of more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of December 31, 2021, the registrar and transfer agent for our Company reported that 157,079,672 of our ordinary shares were held by 379 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States. Our beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights; however, each beneficiary certificate entitles its holder to one vote.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of December 31, 2021. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options, warrants, and

RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 192,151,811 total ordinary shares and 350,514,260 total beneficiary certificates outstanding as of December 31, 2021.

	Ordinary Shares		Beneficiary Certificates(7)		Percent of Total Voting Power
Name	Number	Percent	Number	Percent
Daniel Ek(1)(6)	32,323,633	16.7%	140,916,640	40.2%	31.9%
Martin Lorentzon(2)	20,988,551	10.9%	209,597,620	59.8%	42.5%
Baillie Gifford & Co(3)	22,136,902	11.5%	—	—	4.1%
Morgan Stanley(4)	17,293,378	9.0%	—	—	3.2%
T. Rowe Price(5)	14,252,970	7.4%	—	—	2.6%
Tencent(6)	16,631,969	8.7%	—	—	—	(8)
________________________
(1)Includes 14,091,664 ordinary shares that are held by D.G.E. Investments. Also includes 1,600,000 ordinary shares issuable pursuant to warrants that are held of record by D.G.E. Investments that are exercisable or settled within 60 days of December 31, 2021. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding and D.G.E. Investments is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.
(2)Includes 20,959,762 ordinary shares held by Rosello. Also includes 22,406 ordinary shares issuable pursuant to options and 446 ordinary shares issuable pursuant to RSUs that are held of record by Mr. Lorentzon that, in each case, are exercisable or settled within 60 days of December 31, 2021. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Based on information reported on Schedule 13G/A, as filed by Baillie Gifford & Co (Scottish partnership) (“Baillie Gifford”) with the SEC on January 26, 2022, Baillie Gifford has the following powers with respect to our ordinary shares: (i) sole voting power: 17,031,396; (ii) shared voting power: 0; (c) sole dispositive power: 22,136,902; and (iv) shared dispositive power: 0. The business address for Baillie Gifford is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(4)Based on information reported on Schedule 13G/A, as filed jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. with the SEC on February 12, 2021, Morgan Stanley has the following powers with respect to our ordinary shares: (i) sole voting power: 0; (ii) shared voting power: 13,810,257; (c) sole dispositive power: 0; and (iv) shared dispositive power: 17,293,378, and Morgan Stanley Investment Management Inc. has the following powers with respect to our ordinary shares: (i) sole voting power: 0; (ii) shared voting power: 11,506,732; (iii) sole dispositive power: 0; and (iv) shared dispositive power: 12,660,602. The business address for Morgan Stanley is 1585 Broadway, New York, NY 10036 and the business address of Morgan Stanley Investment Management Inc. is 522 5th Avenue 6th Floor, New York, NY 10036.
(5)Based on information reported on Schedule 13G/A, as filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on February 16, 2021, T. Rowe Price has the following powers with respect to our ordinary shares: (i) sole voting power: 5,851,418; (ii) shared voting power: 0; (iii) sole dispositive power: 14,252,970; and (iv) shared dispositive power: 0. The business address of T. Rowe Price is 100 E. Pratt St, Baltimore, MD 21202.
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
(7)Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 350,514,260 beneficiary certificates outstanding as of December 31, 2021. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Item 10.B. Memorandum and Articles of Association.”
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
Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants” and Note 26 to the consolidated financial statements included elsewhere in this report for a description of the transactions relating to the warrants purchased by Messrs. Ek and Lorentzon.
We have entered into an indemnification agreement with each of our directors, executive officers, and certain other employees. The indemnification agreements and our articles of association require us to indemnify our directors and officers to the fullest extent permitted by Luxembourg law.
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
B. Significant Changes
There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 28 of the consolidated financial statements included elsewhere in this report for details of events after the reporting period.
Item 9. The Offer and Listing
A. Offer and Listing Details
Our ordinary shares are listed on the NYSE under the symbol “SPOT.”
B. Plan of Distribution
Not applicable.
C. Markets
Our ordinary shares are listed and traded on the NYSE.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our corporate purpose, as stated in Article 3 of our articles of association, is the acquisition and holding of direct or indirect interests in Luxembourg and/or in foreign undertakings, as well as the administration, development, and management of our holdings. We may provide any financial assistance to subsidiaries, affiliated companies, or other companies forming part of the group to which we belong, including, but not limited to, the providing of loans and the granting of guarantees or securities in any kind or form. We also may use our funds to invest in real estate, intellectual property rights, or any other movable or immovable assets in any kind or form. We may borrow in any kind or form and privately issue bonds or notes. In general, we may carry out any commercial, industrial, or financial operation that we may deem useful in the accomplishment and development of our purposes.
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
E. Taxation
Luxembourg Tax Considerations
The following is an overview of certain material Luxembourg tax consequences of purchasing, owning, and disposing of the ordinary shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own, or deposit our ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our ordinary shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our ordinary shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), and personal income tax (impôt sur le revenu des personnes physiques) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
Income Tax
As the Company is a fully-taxable Luxembourg company, its net taxable profit is as a rule subject to corporate income tax (“CIT”) and municipal business tax (“MBT”) at ordinary rates in Luxembourg.
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18.19% in 2021 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the Company is located (6.75% in the City of Luxembourg in 2019). The maximum aggregate CIT and MBT rate consequently amounts to 24.94% in 2021 for companies located in the City of Luxembourg.

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
Under the participation exemption regime (subject to relevant anti-abuse rules), dividends derived from our ordinary shares may be exempt from income tax if cumulatively (i) our ordinary shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”), and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (i) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (ii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (iii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU Member State. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Ordinary shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.
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
Net Wealth Tax
Luxembourg resident holders of our ordinary shares, as well as non-resident holders of our ordinary shares who have a permanent establishment or a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, are subject to Luxembourg NWT on our ordinary shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010, or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law of July 13, 2005, and (iv) a tax opaque reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the amended law of July 23, 2016, remain subject to MNWT.
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
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on our historic and expected operations, composition of assets and market capitalization, we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.
If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the ordinary shares.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.
Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long-term investments. Refer to Part I. “Item 3.D. Risk Factors” in this document for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.
Financial risk management
Our operations are exposed to financial risks. To manage these risks efficiently, we have established guidelines in the form of a treasury policy that serves as a framework for our daily financial operations. The treasury policy stipulates the rules and limitations for the management of financial risks.
Financial risk management is centralized within Treasury who are responsible for the management of financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve. Treasury operates within the limits and policies authorized by the board of directors.
Currency Risk
Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates due to the COVID-19 pandemic, in particular a weakening of foreign currencies relative to the Euro, may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.
The table below shows the immediate impact on net income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2021. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2021	SEK	USD
	(in € millions)
Increase/(decrease) in income before tax	(14)	94
Translation Exposure Sensitivity
The impact on our equity would be approximately €126 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2021.
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow.
Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €7 million for the year ended December 31, 2021.
Share Price Risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes, outstanding warrants, and accrual for social costs on outstanding share-based compensation awards.
The impact on the fair value of the Exchangeable Notes, using reasonably possible alternative assumptions, of a decrease or increase in share price of 10% results in a range of €1,187 million to €1,219 million at December 31, 2021.
The impact on the fair value of the warrants of an increase or decrease in the Company’s ordinary share price of 10% would have resulted in a range of €52 million to €95 million at December 31, 2021.
The impact on the accrual for social costs on outstanding share-based compensation awards of an increase or decrease in the Company’s ordinary share price of 10% would have resulted in a change of €18 million at December 31, 2021.
Investment Risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. The impact on the fair value of our long term investment in TME, using reasonably possible alternative assumptions, of an increase or decrease of TME’s share price used to value our equity interest of 10% results in a range of €767 million to €937 million at December 31, 2021.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

D. American Depositary Shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective at the reasonable assurance level.
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021. The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young AB, an independent registered public accounting firm, as stated in their report that is included herein.
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
D. Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting despite the fact that our employees are currently working remotely due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 situation to minimize the impact of the pandemic on the design and operating effectiveness of our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Thomas Staggs is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of our directors, officers, employees, consultants and others working on our behalf, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Spotify Code of Conduct and Ethics is available on our website at investors.spotify.com. We did not grant any waivers to the Spotify Code of Conduct and Ethics during the year ended December 31, 2021.
Item 16C. Principal Accountant Fees and Services
Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2021 and 2020, respectively.  The following table summarizes the charge for professional fees rendered in those periods:

	2021	2020
	(in € thousands)
Audit fees	5,548	5,179
Audit-related fees	560	100
Tax fees	4	4
All other fees	—	—
Total	6,112	5,283
“Audit fees” are the aggregate fees earned by the Ernst & Young entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” are fees charged by the Ernst & Young entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” include fees billed for tax compliance. “All other fees” are the fees for products and services other than those in the above three categories.
All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2021 and 2020 were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The authorization to repurchase will expire on April 21, 2026 unless renewed by the decision of a general meeting of shareholders of the Company. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company's capital allocation strategy of prioritizing investment to grow the business over the long term.
The authorization of the previous share repurchase program, announced on November 5, 2018, expired on April 21, 2021. There were no repurchases made under this program during 2021.

2021	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	—		$—		—	$—
February	—		$—		—	$—
March	—		$—		—	$—
April	1,000,000	(2)	$—	(3)	—	$—
May	—		$—		—	$—
June	—		$—		—	$—
July	—		$—		—	$—
August	128,229		$222.94		128,229	$971,412,806
September	29,281		$222.54		29,281	$964,896,626
October	54,227		$221.27		54,227	$952,897,867
November	1,000,000	(2)	$—	(4)	—	$952,897,867
December	246,497		$222.67		246,497	$898,010,062
Total	2,458,234				458,234	$898,010,062
(1)This column includes all the shares repurchased as a part of the repurchase program announced on August 20, 2021, as further described above. As of December 31, 2021, we had repurchased a total of approximately $102 million under the share repurchase program.
(2)On April 26, 2021 and November 17, 2021, the Company issued ordinary shares to our Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans.
(3)Price paid per share is equal to the USD equivalent of par value, or $0.000755 per share, as of the date of purchase.
(4)Price paid per share is equal to the USD equivalent of par value, or $0.000707 per share, as of the date of purchase.
During the year ended December 31, 2021, the average price paid per share for share repurchases was equal to €195.79, excluding shares issued to and repurchased from our Netherlands subsidiary to facilitate the fulfillment of option exercises and RSU releases under our stock option and RSU plans, translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on December 31, 2021. As of December 31, 2021, the maximum value of shares that may yet be purchased under the share repurchase program is approximately €790 million, translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on December 31, 2021.
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
Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a people experience and compensation committee comprised of four members, and we believe three of the committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee.
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
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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

4.1
Indenture, dated as of March 2, 2021, among Spotify USA Inc., Spotify Technology S.A. and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to Spotify Technology S.A.'s Form 6-K filed on March 2, 2021, File No. 001-38438, and incorporated herein by reference).

4.2
Form of certificate representing the 0% Exchangeable Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1 to Spotify Technology S.A.'s Form 6-K filed on March 2, 2021, File No. 001-38438, and incorporated herein by reference).

4.3	Form of Terms and Conditions for Warrants 2021 in Spotify Technology S.A.

4.4
Form of Terms and Conditions for Warrants 2019 in Spotify Technology S.A. (filed as Exhibit 4.1 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 12, 2020, File No. 001-38438, and incorporated herein by reference).

4.5
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

4.7
Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.4 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.8
First Amendment to Terms and Conditions Governing Employee Stock Options 2020/2025 and Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated December 2, 2020 (filed as Exhibit 4.5 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

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

4.17
Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.14 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.18
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

4.25
Terms and Conditions Governing Director Stock Options 2021/2026 in Spotify Technology S.A., dated April 21, 2021 (filed as Exhibit 99.1 to Spotify Technology S.A.'s Form S-8 filed on April 28, 2021, File No. 333-255574, and incorporated herein by reference).

4.26
Terms and Conditions Governing Director Stock Options 2020/2025 in Spotify Technology S.A., dated April 22, 2020 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2020, File No. 333-237908, and incorporated herein by reference).

4.27
Terms and Conditions Governing Director Stock Options 2019/2023 in Spotify Technology S.A., dated April 19, 2019 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2019, File No. 333-231102, and incorporated herein by reference).

4.28
Terms and Conditions Governing Director Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 21, 2021 (filed as Exhibit 99.2 to Spotify Technology S.A.'s Form S-8 filed on April 28, 2021, File No. 333-255574, and incorporated herein by reference).

4.29
Terms and Conditions Governing Director Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated April 22, 2020 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2020, File No. 333-237908, and incorporated herein by reference).

4.30
Terms and Conditions Governing Director Restricted Stock Units 2019/2023 in Spotify Technology S.A., dated April 19, 2019 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2019, File No. 333-231102, and incorporated herein by reference).

4.31
Terms and Conditions Governing Director Restricted Stock Units 2018/2022 in Spotify Technology S.A., dated February 28, 2018 (filed as Exhibit 10.13 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.32
Terms and Conditions Governing Director Restricted Stock Units 2017/2021 in Spotify Technology S.A., dated June 30, 2017 (filed as Exhibit 10.14 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.33
Terms and Conditions Governing Director Restricted Stock Units 2016/2020 in Spotify Technology S.A., dated September 30, 2016 (filed as Exhibit 10.15 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.34
The Echo Nest Corporation 2007 Stock Option and Grant Plan (filed as Exhibit 10.16 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.35
Form of Incentive Stock Option Agreement under The Echo Nest Corporation 2007 Stock Option and Grant Plan, by and between The Echo Nest Corporation and optionees (filed as Exhibit 10.17 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.36
Terms and Conditions Governing Consultant Stock Options 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.31 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.37
First Amendment to Terms and Conditions Governing Consultant Stock Options 2020/2025 and Terms and Conditions Governing Consultant Restricted Stock Units 2020/2025 in Spotify Technology S.A., December 2, 2020 (filed as Exhibit 4.32 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference.

4.38
Terms and Conditions Governing Stock Options for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.3 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.39
Terms and Conditions Governing Consultant Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.34 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.40
Terms and Conditions Governing Restricted Stock Units for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.4 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.41
Form of Notice of Conversion of Echo Nest Stock Options, by and between Spotify Technology S.A. and certain employees (filed as Exhibit 10.18 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.42
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

Date: February 3, 2022
***

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Spotify Technology S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Spotify Technology S.A. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 3, 2022 expressed an unqualified opinion thereon.

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

Cost of revenue and rights holder liabilities

Description of the Matter
For the year ended December 31, 2021, the Company’s cost of revenue was €7,077 million. As of December 31, 2021, trade payables and accrued fees to rights holders was €534 million and €1,378 million, respectively. As explained in Note 2 of the consolidated financial statements, cost of revenue and rights holder liabilities consist predominantly of royalty and distribution costs related to content streaming. Royalties are typically calculated using negotiated or statutory rates and are based on revenue, user/usage measures, or a combination of these. Calculation variables include the country, product, license holder and size of user base.

Auditing cost of revenue and rights holder liabilities was complex due to the number of royalty calculation variables in addition to complex IT systems and a significant volume of data. There was significant auditor judgment related to circumstances where rights holders have allowed the use of their content while negotiations of the terms and conditions or determination of statutory rates are ongoing and in circumstances where rights holders have several years to claim royalties for musical compositions.

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
February 3, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Spotify Technology S.A.

Opinion on Internal Control Over Financial Reporting
We have audited Spotify Technology S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Spotify Technology S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated February 3, 2022 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young AB
Stockholm, Sweden
February 3, 2022

Consolidated statement of operations
for the year ended December 31
(in € millions, except share and per share data)

	Note	2021	2020	2019
Revenue	4	9,668	7,880	6,764
Cost of revenue		7,077	5,865	5,042
Gross profit		2,591	2,015	1,722
Research and development		912	837	615
Sales and marketing		1,135	1,029	826
General and administrative		450	442	354
		2,497	2,308	1,795
Operating income/(loss)		94	(293)	(73)
Finance income	9	246	94	275
Finance costs	9	(91)	(510)	(333)
Finance income/(costs) - net		155	(416)	(58)
Income/(loss) before tax		249	(709)	(131)
Income tax expense/(benefit)	10	283	(128)	55
Net loss attributable to owners of the parent		(34)	(581)	(186)
Loss per share attributable to owners of the parent
Basic	11	(0.18)	(3.10)	(1.03)
Diluted	11	(1.03)	(3.10)	(1.03)
Weighted-average ordinary shares outstanding
Basic	11	191,298,397	187,583,307	180,960,579
Diluted	11	193,943,455	187,583,307	180,960,579
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive (loss)/income
for the year ended December 31
(in € millions)

	Note	2021	2020	2019
Net loss attributable to owners of the parent		(34)	(581)	(186)
Other comprehensive (loss)/income
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	18, 24	(8)	4	5
Change in net unrealized gain or loss on cash flow hedging instruments	18, 24	(1)	1	(3)
Change in foreign currency translation adjustment	18	71	(43)	4
Items not to be subsequently reclassified to consolidated statement of operations (net of tax):
(Losses)/gains in the fair value of long term investments	18, 24	(981)	615	(117)
Other comprehensive (loss)/income for the year (net of tax)		(919)	577	(111)
Total comprehensive loss for the year attributable to owners of the parent		(953)	(4)	(297)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position
As at December 31
(in € millions)

	Note	2021	2020
Assets
Non-current assets
Lease right-of-use assets	12	437	444
Property and equipment	13	372	313
Goodwill	14	894	736
Intangible assets	14	89	97
Long term investments	24	916	2,277
Restricted cash and other non-current assets	15	77	78
Deferred tax assets	10	13	15
		2,798	3,960
Current assets
Trade and other receivables	16	621	464
Income tax receivable	10	5	4
Short term investments	24	756	596
Cash and cash equivalents	24	2,744	1,151
Other current assets	17	246	151
		4,372	2,366
Total assets		7,170	6,326
Equity and liabilities
Equity
Share capital	18	—	—
Other paid in capital	18	4,746	4,583
Treasury shares	18	(260)	(175)
Other reserves	18	853	1,687
Accumulated deficit		(3,220)	(3,290)
Equity attributable to owners of the parent		2,119	2,805
Non-current liabilities
Exchangeable Notes	20	1,202	—
Lease liabilities	12	579	577
Accrued expenses and other liabilities	22	37	42
Provisions	23	7	2
		1,825	621
Current liabilities
Trade and other payables	21	793	638
Income tax payable	10	23	9
Deferred revenue	4	458	380
Accrued expenses and other liabilities	22	1,841	1,748
Provisions	23	22	20
Derivative liabilities	24	89	105
		3,226	2,900
Total liabilities		5,051	3,521
Total equity and liabilities		7,170	6,326
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(in € millions, except share data)

	Note	Number of ordinary shares outstanding	Share capital	Treasury shares	Other paid in capital	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2019		180,856,081	—	(77)	3,801	875	(2,523)	2,076
Loss for the year		—	—	—	—	—	(186)	(186)
Other comprehensive loss		—	—	—	—	(111)	—	(111)
Repurchases of ordinary shares		(3,679,156)	—	(433)	—	—	—	(433)
Issuance of shares upon exercise of stock options and restricted stock units	18	3,557,405	—	140	14	—	—	154
Issuance of shares upon exercise of, or net settlement of, warrants	24	3,591,627	—	—	377	—	—	377
Issuance of share-based compensation in conjunction with business combinations	5	—	—	—	—	13	—	13
Restricted stock units withheld for employee taxes		—	—	—	—	(6)	—	(6)
Share-based compensation	19	—	—	—	—	127	—	127
Income tax impact associated with share-based compensation	10	—	—	—	—	26	—	26
Balance at December 31, 2019		184,325,957	—	(370)	4,192	924	(2,709)	2,037
Loss for the year		—	—	—	—	—	(581)	(581)
Other comprehensive income		—	—	—	—	577	—	577
Issuance of ordinary shares	26	5,038,200	—	—	—	—	—	—
Repurchases of ordinary shares	18	(5,038,200)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	18	4,802,847	—	195	124	—	—	319
Issuance of shares upon exercise of, or net settlement of, warrants	24	1,084,043	—	—	267	—	—	267
Restricted stock units withheld for employee taxes		—	—	—	—	(29)	—	(29)
Share-based compensation	19	—	—	—	—	181	—	181
Income tax impact associated with share-based compensation	10	—	—	—	—	34	—	34
Balance at December 31, 2020		190,212,847	—	(175)	4,583	1,687	(3,290)	2,805
Loss for the year		—	—	—	—	—	(34)	(34)
Other comprehensive loss		—	—	—	—	(919)	—	(919)
Reclassification of gain on sale of long term investments	18	—	—	—	—	(134)	134	—
Reclassification of tax effect of gain on sale of long term investments	18	—	—	—	—	30	(30)	—
Issuance of ordinary shares	26	2,000,000	—	—	—	—	—	—
Repurchases of ordinary shares	18	(2,458,234)	—	(89)	—	—	—	(89)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	18	2,397,198	—	4	163	—	—	167
Restricted stock units withheld for employee taxes		—	—	—	—	(54)	—	(54)
Share-based compensation	19	—	—	—	—	222	—	222
Income tax impact associated with share-based compensation	10	—	—	—	—	21	—	21
Balance at December 31, 2021		192,151,811	—	(260)	4,746	853	(3,220)	2,119
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
for the year ended December 31
(in € millions)

	Note	2021	2020	2019
Operating activities
Net loss		(34)	(581)	(186)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment and lease right-of-use assets	12 , 13	94	86	71
Amortization of intangible assets	14	33	25	16
Share-based compensation expense	19	223	176	122
Finance income	9	(246)	(94)	(275)
Finance costs	9	91	510	333
Income tax expense/(benefit)	10	283	(128)	55
Other		6	7	13
Changes in working capital:
Increase in trade receivables and other assets		(245)	(187)	(27)
Increase in trade and other liabilities		137	425	454
Increase in deferred revenue		67	73	59
Increase/(decrease) in provisions		5	6	(35)
Interest paid on lease liabilities		(50)	(55)	(37)
Interest received		3	4	14
Income tax paid		(6)	(8)	(4)
Net cash flows from operating activities		361	259	573
Investing activities
Business combinations, net of cash acquired	5	(115)	(336)	(331)
Purchases of property and equipment	13	(85)	(78)	(135)
Purchases of short term investments	24	(497)	(1,354)	(901)
Sales and maturities of short term investments	24	375	1,421	1,163
Sales of long term investments	24	144	—	—
Change in restricted cash	15	1	2	2
Other		(10)	(27)	(16)
Net cash flows used in investing activities		(187)	(372)	(218)
Financing activities
Payments of lease liabilities	12	(35)	(24)	(17)
Lease incentives received	12	7	20	15
Repurchases of ordinary shares	18	(89)	—	(438)
Proceeds from exercise of stock options	19	167	319	154
Proceeds from exercise of warrants	24	—	—	74
Proceeds from issuance of warrants	24	31	—	15
Proceeds from issuance of Exchangeable Notes, net of costs	24	1,223	—	—
Payments for employee taxes withheld from restricted stock unit releases	19	(54)	(30)	(6)
Net cash flows from/(used in) financing activities		1,250	285	(203)
Net increase in cash and cash equivalents		1,424	172	152
Cash and cash equivalents at January 1	24	1,151	1,065	891
Net foreign exchange gains/(losses) on cash and cash equivalents		169	(86)	22
Cash and cash equivalents at December 31	24	2,744	1,151	1,065
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	5	9	32	2
Recognition of lease right-of-use asset in exchange for lease liabilities	12	23	29	136
Purchases of property and equipment in trade and other liabilities	13	13	16	14
Issuance of shares upon exercise of, or effective net settlement of, warrants	24	—	267	303
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2021 consolidated financial statements
1.    Corporate information
Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L1610, Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (the “Group,” "we," "us," or "our") is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. The Premium Service offers a music listening experience without commercial breaks. The Group’s ad-supported service (“Ad-Supported Service” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.    Summary of significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented, unless otherwise stated.
(a)Basis of preparation
The consolidated financial statements of Spotify Technology S.A. comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and have been prepared on a historical cost basis, except for short term investments, long term investments, Exchangeable Senior Notes (the "Exchangeable Notes"), derivative financial instruments, and contingent consideration, which have been measured at fair value, and lease liabilities, which are measured at present value.
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
(b)Basis of consolidation
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
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
(d)Revenue recognition
Premium revenue
The Group generates subscription revenue through the sale of the Premium Service in which customers can listen on-demand and offline. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Typically, the Premium Service is paid for monthly in advance.
Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. Payment is remitted to the Group through the premium partner. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation, which is the delivery of the Premium Service.
Additionally, the Group bundles the Premium Service with other services and products. In bundle arrangements where the Group has multiple performance obligations, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers. For each performance obligation within the bundle, revenue is recognized either on a straight-line basis over the subscription period or at a point in time when control of the service or product is transferred to the customer.
Ad-Supported revenue
The Group’s advertising revenue is generated primarily from the sale of display, audio, and video advertising delivered through advertising impressions across music and podcast content. The Group enters into arrangements with advertising agencies that purchase advertising on our platform on behalf of their clients. The Group also enters into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”), a submission of order placements through a self-serve platform that includes the online acceptance of terms and conditions, or contracts that specify the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. Revenue is recognized based on the number of impressions delivered.
Additionally, the Group generates Ad-Supported revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis. Revenue is recognized when impressions are delivered on the platform.
(e)Advertising credits
Advertising credits that are not transferable are issued to certain rights holders and allow them to include advertisement on the Ad-Supported Service that promote their artists and the Spotify service, such as the availability of a new single or album on Spotify. These are issued in conjunction with the Group’s royalty arrangements for no additional consideration. There is no revenue recognized as the advertising credits are mutually beneficial to both the rights holders and the Group and do not meet the definition of a revenue contract under IFRS 15, Revenue from Contracts with Customers.
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

In some business combinations, the Group has replaced awards held by the employees of the acquiree with its share-based compensation awards, whereby the vesting of the Group’s replacement awards is contingent on continued employment with the Group. Replacements of share-based compensation awards are accounted for as modifications of the acquiree’s existing share-based compensation awards. The value of the replaced acquiree award at acquisition date that relates to pre-combination service is accounted for as part of the consideration transferred. The excess of the value of the Group’s replacement award over the amount attributed to pre-combination services is recognized in the consolidated statement of operations, together with a corresponding credit to other reserves in equity, over the period in which the service conditions are fulfilled.
Acquisition-related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of operations as they are incurred.
(g)Cost of revenue
Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. The Group incurs royalty costs paid to record labels, music publishers, and other rights holders for the right to stream music to the Group’s users. Royalties are typically calculated monthly using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability requires complex IT systems and a significant volume of data and is subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Users to Premium Subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In such situations, royalties are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions, and therefore, estimates of the royalties payable are made until payments are made. The Group has certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements, for which the Group cannot reliably predict the underlying expense, the Group will expense the minimum guarantee on a straight-line basis over the term of the arrangement. The Group also has certain royalty arrangements where the Group would have to make additional payments if the royalty rates were below those paid to other similar licensors (most favored nation clauses). For rights holders with this clause, a comparison is done of royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payables to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that the Group will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, cost of revenue includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as the amortization of podcast content assets.
Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life, or the license period (if relevant), and begins at the release of each episode.  In most cases, amortization is on an accelerated basis. We make payments to podcast publishers, whose content we monetize through advertising sales. The amounts owed are most often a share of revenues and recognized in cost of revenue when the related revenue is recognized.
(h)Research and development expenses
Research and development expenses primarily comprise costs incurred for development of products related to the Group’s platform and service, as well as new advertising products and improvements to the Group’s mobile and desktop applications and streaming services. The costs incurred include related employee compensation and benefits costs, consulting costs, and facilities costs.
(i)Sales and marketing expenses
Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, live events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on the Group’s platform, and the costs of providing free trials of the Premium Service. Expenses included in the costs of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
(j)General and administrative expenses
General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors' and officers’ liability insurance, director fees, and fair value adjustments on contingent consideration.
(k)Income tax
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operations except to the extent it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
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
•temporary differences related to investments in subsidiaries, and associates to the extent that the Group is able to control the timing of the reversal of the temporary differences, and it is probable they will not reverse in the foreseeable future; and
•taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent it is probable that future taxable profits will be available, against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
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
(iii)Uncertain tax positions
Management periodically evaluates positions taken in tax returns in which applicable tax legislation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
(l)Leases
At the inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:
•the contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Group has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•the Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
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
The lease term is determined based on the non-cancellable period for which the Group has the right to use an underlying asset. The lease term is adjusted, if applicable, for periods covered by extension and termination options to the extent the Group is reasonably certain to exercise them.
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
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and thirteen years.
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
The Group recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists; there is an intent to complete and an ability to use or sell the intangible asset; the intangible asset will generate probable future economic benefits; there are adequate resources available to complete the development and to use or sell the intangible asset; and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.
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
Short term investments are primarily comprised of debt instruments carried at fair value through other comprehensive income. The securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions (therefore, not recognized at amortized cost). These meet both the hold to collect and sell business model and solely payments of principal and interest contractual cash flows tests under IFRS 9 Financial Instruments. These are classified as current assets.
Long term investments are primarily comprised of equity instruments carried at fair value through other comprehensive income based on the irrevocable election made at initial recognition under IFRS 9 Financial Instruments. The securities within this category are intended to be held for an indefinite period of time and for strategic investment purposes. These are not held for trading. These are classified as non-current assets. The Group’s primary long term investment is its equity investment in Tencent Music Entertainment Group (“TME”).
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
After initial measurement, long term investments are measured at fair value with unrealized gains or losses, including any related foreign exchange impacts, recognized in other comprehensive income and credited in other reserves within equity without recognizing fair value changes to profit and loss upon derecognition. Gains or losses realized on the sale of these long term investments are not recycled through the profit and loss, but are instead reclassified to accumulated deficit within equity. Dividends received are recognized in the consolidated statement of operations in finance income.
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
For the Group’s short term investments, the Group applies the low credit risk simplification as the credit risk related to these assets is low given the credit quality ratings required by the Group’s investment policy. At every reporting date, the Group evaluates whether a particular debt instrument is considered to have low credit risk using all supportable information.
The Group’s long term equity investments are not assessed for impairment due to the irrevocable election made under IFRS 9 Financial Instruments as stated above.
The Group uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, the Group does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and is the amount required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Group has established a provision matrix based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of operations.
(ii)Financial liabilities
Initial recognition and measurement
The Group’s financial liabilities are comprised of trade and other payables, lease liabilities, Exchangeable Notes, derivative liabilities (warrants and instruments designated for hedging), and other liabilities, including contingent consideration. All financial liabilities except lease liabilities are recognized initially at fair value.
The Group accounts for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. Under this approach, the Exchangeable Notes are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk are presented separately in other comprehensive (loss)/income and will not be reclassified to the consolidated statement of operations. The Group classified the Exchangeable Notes as a financial liability in accordance with IAS 32, Financial Instruments: Presentation.
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
Financial liabilities at fair value through profit or loss
After initial recognition, financial liabilities at fair value through the profit or loss are subsequently re-measured at fair value at the end of each reporting period, with changes in fair value recognized in finance income or finance costs in the consolidated statement of operations.
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
The Group maintains policies and procedures to determine the fair value of financial assets and liabilities using what it considers to be the most relevant and reliable market participant data available. It is the Group’s policy to maximize the use of observable inputs in the measurement of its Level 3 fair value measurements. To the extent observable inputs are not available, the Group utilizes unobservable inputs based upon the assumptions market participants would use in valuing the asset or liability. In determining the fair value of financial assets and liabilities employing Level 3 inputs, the Group considers such factors as the current interest rate, equity market, currency and credit environments, expected future cash flows, the probability of certain future events occurring, and other published data. The Group performs a variety of procedures to assess the reasonableness of its fair value determinations, including the use of third parties.
(iv)Foreign exchange forward contracts
The Group designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met. The Group recognizes these foreign exchange forward contracts as either assets or liabilities on the statement of financial position and they are measured at fair value at each reporting period. Assets and liabilities are offset and the net amount is presented in the statement of financial position when the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and derivative liabilities on the consolidated statement of financial position, respectively. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of equity and subsequently reclassifies cumulative gains and losses to revenues or cost of revenues, depending on the risk hedged, when the hedged transactions impact the statement of operations. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Group measures these instruments at fair value, with changes in fair value recognized in finance income or costs. Refer to Note 24.
(r)Podcast content assets
The Group incurs costs to acquire, license, produce or commission podcasts primarily for inclusion on the Service, with some titles distributed more broadly. We recognize podcast content assets as current assets in the consolidated statement of financial position and related cash flows are presented as operating cash flows. Fees, including license fees, and the direct costs of production including employee compensation and production overheads, external production services and participation minimum guarantees are capitalized. We often enter into multi-year commitments, however, the period between payments and receipt of content is typically less than a year and no borrowing costs are included in direct costs. All podcast content costs are recorded in the Ad-Supported segment.

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
(t)Short term investments
The Group invests in a variety of instruments, such as commercial paper, corporate debt securities, collateralized reverse purchase agreements, and government and agency debt securities. Part of these investments are held in short duration, fixed income portfolios. The average duration of these instruments is less than two years. All investments are governed by an investment policy and are held in highly rated counterparties. Separate credit limits are assigned to each counterparty in order to minimize risk concentration.
These investments are classified as debt instruments and are carried primarily at fair value with the unrealized gains and losses reported as a component of equity. Management determines the appropriate classification of investments at the time of purchase and re-evaluates whether the investments pass both the hold to collect and sell and solely payments of principal and interest tests. The short term investments with maturities greater than twelve months are classified as short term when they are intended for use in current operations. The cost basis for investments sold is based upon the specific identification method.
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
The Group repurchases its ordinary shares through a share repurchase program approved by the board of directors. The cost of shares repurchased is shown as a reduction to equity on the statement of financial position. When treasury shares are sold, reissued, or retired, the amount received is reflected as an increase to equity based on a weighted-average cost, with any surplus or deficit recorded within other paid in capital.
(w)Share-based compensation
Employees of the Group and members of the board of directors receive remuneration in the form of share-based compensation transactions, whereby employees and the board of directors render services in consideration for equity instruments.
The cost of such equity-settled transactions is determined by the fair value at the date of grant using an appropriate valuation model. The cost is recognized in the consolidated statement of operations, together with a corresponding credit to other reserves in equity, over the period in which the performance and service conditions are fulfilled.
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no material modifications to any share-based compensation transactions during 2021, 2020, and 2019.
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation. Social costs in connection with granted options and restricted stock units are accrued over the vesting period, based on the intrinsic value of the award that has been earned at the end of each reporting period. The amount of the liability reflects the amortization of the award and the impact of expected forfeitures. The social cost rate at which the accrual is made generally follows the tax domicile within which other compensation charges for a grantee are recognized.
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

New and amended standards and interpretations adopted by the Group
There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective as of January 1, 2021 that have a material impact to the consolidated financial statements.
New standards and interpretations issued not yet effective
In January 2020, the International Accounting Standard Board ("IASB") issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2023. The amendment would require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes.
There are no other IFRS or IFRS Interpretations Committee ("IFRIC") interpretations that are not yet effective and that are expected to have a material impact to the consolidated financial statements..
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
The areas where assumptions and estimates are significant to the consolidated financial statements are:
(i)Share-based compensation - The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 19. The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is based on an analysis of actual forfeitures.
(ii)Deferred taxes - The Group has recognized deferred tax assets for fiscal loss carry-forwards, tax credits and deductible temporary differences. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 10.
(iii)Goodwill impairment - In accordance with the accounting policy described in Note 2, the Group annually performs an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 14.
(iv)Content - The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In certain jurisdictions, rights holders have several years to claim royalties for musical composition, and therefore, estimates of the royalty accruals are based on available information and historical trends. The determination of royalty accruals requires complex IT systems and a significant volume of data as well as significant judgements, assumptions, and estimates of the amounts to be paid. See Note 22. Additionally, the economic life and expected amortization profile of podcast content assets is estimated by management based on historical listening patterns and is evaluated on an ongoing basis. See Note 2 and 17.
(v)Provisions - Management makes significant assumptions and estimates when determining the amounts to record for provision for legal contingencies. See Note 23.

(vi)Business combinations - In business combinations, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identified assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. See Note 5.
(vii)Leases - As most of the Group's lease agreements do not provide an implicit rate of return, the Group uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. The Group's incremental borrowing rate is determined based on estimates and judgments, including the credit rating of the Group's leasing entities and a credit spread. See Note 2 and 12.
(viii)Exchangeable Notes and warrants - the fair value of the Group's Exchangeable Notes and warrants are estimated using valuation techniques and inputs based on management's judgment and conditions that exist at each reporting date. See Note 24.
(ix)Uncertain tax positions - In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made. See Note 10.
4.    Revenue recognition
Revenue from contracts with customers
(i)Disaggregated revenue
The Group discloses revenue by reportable segment and geographic area in Note 6.
(ii)Performance obligations
The Group discloses its policies for how it identifies, satisfies, and recognizes its performance obligations associated with its contracts with customers in Note 2.
(iii)Contract liabilities
The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed, and therefore, the revenue has not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2021 and 2020, the Group had deferred revenue of €458 million and €380 million, respectively. The increase in deferred revenue in 2021 is primarily a result of an increase in the number of Premium Subscribers. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.
Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2021, 2020, and 2019 is €372 million, €301 million, and €248 million, respectively.
5.    Business combinations
The following sections describe the Group’s material acquisitions during the years ended December 31, 2021 and 2020.
Betty Labs Incorporated
On March 29, 2021, the Group acquired 100% of Betty Labs Incorporated (“Betty Labs”), a technology and content creation company focused on creating groundbreaking live audio experiences. The acquisition allows the Group to accelerate its entry into the live audio space.

The fair value of the purchase consideration was €57 million in cash paid at closing. The acquisition was accounted for under the acquisition method.
Of the total purchase consideration, €52 million has been recorded to goodwill, €2 million to acquired intangible assets, €4 million to cash and cash equivalents, and €1 million to deferred tax liabilities.
The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
Podz Incorporated
On June 17, 2021, the Group acquired 100% of Podz, Inc. (“Podz”), a technology company focused on the podcast discovery experience.
The fair value of the purchase consideration was €45 million with €36 million in cash paid at closing and €9 million in deferred consideration. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €44 million was recorded to goodwill, €2 million to acquired intangible assets and €1 million to deferred tax liabilities.
The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
For the year ended December 31, 2021, revenues and operating results of the acquired businesses were not significant to the Group's consolidated statement of operations.
Bill Simmons Media Group, LLC
On March 6, 2020, the Group acquired 100% of Bill Simmons Media Group, LLC (“The Ringer”), a leading creator of sports, entertainment, and pop culture content. The acquisition allows the Group to expand its content offering, audience reach, and podcast monetization.

The fair value of the purchase consideration was €170 million, comprising €138 million in cash paid at closing and a liability of €32 million, being the present value of payments of €44 million over five years. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €140 million has been recorded to goodwill, €26 million to acquired intangible assets, €1 million to cash and cash equivalents, and €3 million to other tangible net assets. The Group incurred €3 million in acquisition-related costs, which were recognized as general and administrative expenses.

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

In addition to the purchase consideration, there are cash payments of €47 million that are contingent on the continued employment of certain The Ringer employees. In addition, €12 million of equity instruments were offered to and accepted by certain The Ringer employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled, share-based compensation transactions. These cash payments and share-based compensation transactions are recognized as post-combination expense over employment service periods of up to five years, if not forfeited by the employees.

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
In addition to the purchase consideration, €6 million of equity instruments were offered to and accepted by Megaphone employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled, share-based compensation transactions. These share-based compensation transactions are recognized as post-combination expense over employment service periods of up to four years, if not forfeited by the employees.
The amount for business combinations, net of cash acquired, within the consolidated statement of cash flows for the year ended December 31, 2021 includes €12 million of investing cash outflows for deferred and contingent consideration of previous business combinations.
6.    Segment information

The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated through subscription fees. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. The operations of businesses acquired during each of the years ended December 31, 2020 and 2021 are included in the Ad-Supported segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments including revenue, cost of revenue, and gross profit/(loss) are as follows:

	2021	2020	2019
	(in € millions)
Premium
Revenue	8,460	7,135	6,086
Cost of revenue	5,986	5,126	4,443
Gross profit	2,474	2,009	1,643
Ad-Supported
Revenue	1,208	745	678
Cost of revenue	1,091	739	599
Gross profit	117	6	79
Consolidated
Revenue	9,668	7,880	6,764
Cost of revenue	7,077	5,865	5,042
Gross profit	2,591	2,015	1,722
Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group’s income/(loss) before tax is as follows:

	2021	2020	2019
	(in € millions)
Segment gross profit	2,591	2,015	1,722
Research and development	(912)	(837)	(615)
Sales and marketing	(1,135)	(1,029)	(826)
General and administrative	(450)	(442)	(354)
Finance income	246	94	275
Finance costs	(91)	(510)	(333)
Income/(loss) before tax	249	(709)	(131)
Revenue by country

	2021	2020	2019
	(in € millions)
United States	3,692	2,947	2,542
United Kingdom	994	836	727
Luxembourg	6	5	4
Other countries	4,976	4,092	3,491
Total	9,668	7,880	6,764
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”
Non-current assets by country
Non-current assets for this purpose consists of property and equipment and lease right-of-use assets.

	2021	2020	2019
	(in € millions)
Sweden	148	151	154
United States	549	504	525
United Kingdom	58	65	79
Other countries	54	37	22
Total	809	757	780
As of December 31, 2021, 2020, and 2019, the Group held no property and equipment in Luxembourg.
7.    Personnel expenses

	2021	2020	2019
	(in € millions, except employee data)
Wages and salaries	860	694	541
Social costs	85	265	111
Contributions to retirement plans	40	32	26
Share-based compensation	223	176	122
Other employee benefits	124	97	88
Total	1,332	1,264	888
Average full-time employees	6,617	5,584	4,405
8.    Auditor remuneration

	2021	2020	2019
	(in € millions)
Auditor fees	6	5	5
9.    Finance income and costs

	2021	2020	2019
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 24)	53	49	182
Fair value movements on Exchangeable Notes (Note 24)	117	—	—
Interest income	11	17	31
Other financial income	6	8	1
Foreign exchange gains	59	20	61
Total	246	94	275
Finance costs
Fair value movements on derivative liabilities (Note 24)	(5)	(307)	(235)
Fair value movements on Exchangeable Notes (Note 24)	(5)	—	—
Interest expense on lease liabilities	(40)	(41)	(38)
Interest, bank fees and other costs	(11)	(13)	(5)
Transaction costs in relation to issuance of Exchangeable Notes	(18)	—	—
Foreign exchange losses	(12)	(149)	(55)
Total	(91)	(510)	(333)

10.    Income tax

	2021	2020	2019
	(in € millions)
Current tax expense
Current year	37	25	45
Changes in estimates in respect to prior year	2	(9)	(1)
	39	16	44
Deferred tax (benefit)/expense
Temporary differences	5	(137)	27
Change in recognition of deferred tax	241	(7)	(17)
Change in tax rates	(1)	—	1
Changes in estimates in respect to prior years	(1)	—	—
	244	(144)	11
Income tax expense/(benefit)	283	(128)	55
For the years ended December 31, 2021, 2020, and 2019, the Group recorded an income tax expense/(benefit) of €(268) million, €163 million, and €(31) million, respectively, in other comprehensive (loss)/income related to components of other comprehensive (loss)/income. Subsequently, €30 million of a current tax charge was reclassified to accumulated deficit relating to the sale of a long term investment.
In 2021, the Group recognized current income tax expense of €2 million for uncertain tax positions and has cumulatively recorded liabilities of €6 million for uncertain tax positions at December 31, 2021, of which €2 million is reasonably expected to be resolved within twelve months. The 2021 increase reflects estimates of uncertain tax positions that have a gross impact of €35 million (before utilization of loss carry forwards). Interest and penalties included in income tax expense were not material in any of the periods presented.
A reconciliation between the reported tax expense for the year, and the theoretical tax expense that would arise when applying the statutory tax rate in Luxembourg of 24.94% to the consolidated income before tax for each of the years ended December 31, 2021, 2020, and 2019 is shown in the table below:

	2021	2020	2019
	(in € millions)
Income/(loss) before tax	249	(709)	(131)
Tax using the Luxembourg tax rate	62	(177)	(33)
Effect of tax rates in foreign jurisdictions	1	12	2
Permanent differences	(35)	54	58
Change in unrecognized deferred taxes	239	(9)	29
Adjustments in respect of previous years	1	(9)	(1)
Foreign withholding taxes	12	1	—
Other	3	—	—
Income tax expense/(benefit)	283	(128)	55
The Group will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME. We may also be subject to current tax expense in future periods as a result of share-based compensation.

The major components of deferred tax assets and liabilities are comprised of the following:

	2021	2020
	(in € millions)
Intangible assets	(66)	(61)
Share-based compensation	8	27
Tax losses carried forward	53	224
Property and equipment	58	91
Unrealized (gains)/losses	(43)	(276)
Other	3	10
Net deferred tax assets	13	15
A reconciliation of net deferred tax is shown in the table below:

	2021	2020	2019
	(in € millions)
At January 1	15	7	6
Movement recognized in consolidated statement of operations	(240)	144	(11)
Movement recognized in consolidated statement of changes in equity and other comprehensive income	239	(136)	18
Movement due to acquisition	(1)	—	(6)
At December 31	13	15	7
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to consolidated statement of financial position	2021	2020
	(in € millions)
Deferred tax assets	13	15
Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which entities within the Group can use the benefits.

	2021	2020
	(in € millions)
Intangible assets	74	72
Share-based compensation	122	198
Tax losses carried forward	316	201
Tax credits carried forward	51	28
Unrealized (gains)/ losses	7	1
Other	60	35
Total	630	535
At December 31, 2021, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries. There are no distributions planned in the foreseeable future. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.
Tax loss and credit carry-forwards as at December 31, 2021 were expected to expire as follows:

Expected expiry	2022 - 2031	2032 and onwards	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	—	473	1,426	1,899
Research and development credit carry-forward	—	52	—	52

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
11.    Loss per share
Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period. Potential ordinary shares which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, restricted stock awards, and other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted loss per share when their effect is dilutive. The computation of loss per share for the respective periods is as follows:

	2021	2020	2019
	(in € millions, except share and per share data)
Basic loss per share
Net loss attributable to owners of the parent	(34)	(581)	(186)
Shares used in computation:
Weighted-average ordinary shares outstanding	191,298,397	187,583,307	180,960,579
Basic loss per share attributable to owners of the parent	(0.18)	(3.10)	(1.03)
Diluted loss per share
Net loss attributable to owners of the parent	(34)	(581)	(186)
Fair value gains on dilutive Exchangeable Notes	(112)	—	—
Fair value gains on dilutive warrants	(53)	—	—
Net loss used in the computation of diluted loss per share	(199)	(581)	(186)
Shares used in computation:
Weighted-average ordinary shares outstanding	191,298,397	187,583,307	180,960,579
Exchangeable Notes	2,424,921	—	—
Warrants	220,137	—	—
Diluted weighted average ordinary shares	193,943,455	187,583,307	180,960,579
Diluted loss per share attributable to owners of the parent	(1.03)	(3.10)	(1.03)
Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2021	2020	2019
Employee options	8,695,348	9,041,288	12,153,772
Restricted stock units	1,425,196	1,320,193	638,350
Restricted stock awards	—	—	41,280
Other contingently issuable shares	108,720	156,190	162,320
Warrants	800,000	800,000	2,400,000
12.    Leases
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms up to thirteen years. The Group currently does not act in the capacity of a lessor.

Below is the roll-forward of lease right-of-use assets:

Right of use assets
(in € millions)
Cost
At January 1, 2020	587
Increases	29
Acquired in business combinations	3
Decreases	(3)
Exchange differences	(35)
At December 31, 2020	581
Increases	23
Decreases	(2)
Exchange differences	30
At December 31, 2021	632
Accumulated depreciation
At January 1, 2020	(98)
Depreciation charge	(49)
Decreases	3
Exchange differences	7
At December 31, 2020	(137)
Depreciation charge	(53)
Decreases	2
Exchange differences	(7)
At December 31, 2021	(195)
Cost, net accumulated depreciation
At December 31, 2020	444
At December 31, 2021	437
Below is the roll-forward of lease liabilities:

Lease liabilities	2021	2020
	(in € millions)
At January 1	608	628
Increases	23	32
Acquired in business combinations	—	3
Payments (1)	(85)	(79)
Interest expense	40	41
Lease incentives received (1)	7	20
Increases in lease incentives receivable	(2)	(1)
Exchange differences	32	(36)
At December 31	623	608
(1)Included within the consolidated statement of cash flows

Below is the maturity analysis of lease liabilities:

Lease liabilities	December 31, 2021
Maturity Analysis	(in € millions)
Less than one year	90
One to five years	360
More than five years	433
Total lease commitments	883
Impact of discounting remaining lease payments	(254)
Lease incentives receivable	(6)
Total lease liabilities	623
Lease liabilities included in the consolidated statement of financial position
Current	44
Non-current	579
Total	623
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €7 million and €9 million for the year ended December 31, 2021 and 2020, respectively. Additionally, the Group has entered into certain lease agreements with approximately €7 million of commitments, which had not commenced as of December 31, 2021, and as such, have not been recognized in the consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the consolidated statement of financial position was 6.3% as of December 31, 2021 and December 31, 2020.

13.    Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2020	54	295	349
Additions	6	73	79
Disposals	(1)	(1)	(2)
Exchange differences	(3)	(21)	(24)
At December 31, 2020	56	346	402
Additions	26	55	81
Disposals	(1)	(1)	(2)
Exchange differences	2	22	24
At December 31, 2021	83	422	505
Accumulated depreciation
At January 1, 2020	(29)	(29)	(58)
Depreciation charge	(9)	(28)	(37)
Disposals	—	1	1
Exchange differences	2	3	5
At December 31, 2020	(36)	(53)	(89)
Depreciation charge	(9)	(32)	(41)
Disposals	1	1	2
Exchange differences	(2)	(3)	(5)
At December 31, 2021	(46)	(87)	(133)
Cost, net accumulated depreciation
At December 31, 2020	20	293	313
At December 31, 2021	37	335	372
There were no impairment charges recognized for the year ended December 31, 2021 and 2020, respectively.
The Group had €4 million and €59 million of leasehold improvements that were not placed into service as of December 31, 2021 and 2020, respectively.

14.    Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2020	45	47	92	478	570
Additions	19	—	19	—	19
Acquisition, business combination (Note 5)	—	48	48	304	352
Exchange differences	—	(4)	(4)	(46)	(50)
At December 31, 2020	64	91	155	736	891
Additions	13	—	13	—	13
Acquisition, business combination (Note 5)	—	7	7	106	113
Write-off of fully amortized intangible assets	(13)	—	(13)	—	(13)
Exchange differences	—	7	7	52	59
At December 31, 2021	64	105	169	894	1,063
Accumulated amortization
At January 1, 2020	(19)	(15)	(34)	—	(34)
Amortization charge	(12)	(13)	(25)	—	(25)
Exchange differences	—	1	1	—	1
At December 31, 2020	(31)	(27)	(58)	—	(58)
Amortization charge	(15)	(18)	(33)	—	(33)
Write-off of fully amortized intangible assets	13	—	13	—	13
Exchange differences	—	(2)	(2)	—	(2)
At December 31, 2021	(33)	(47)	(80)	—	(80)
Cost, net accumulated amortization
At December 31, 2020	33	64	97	736	833
At December 31, 2021	31	58	89	894	983
Amortization charges related to intangible assets of €25 million, €18 million and €14 million in 2021, 2020, and 2019, respectively, are included in research and development in the consolidated statement of operations. Research and development costs that are not eligible for capitalization have been expensed in the period incurred. There were no impairment charges for goodwill or intangible assets in 2021, 2020, and 2019, respectively.
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

	Premium	Ad-Supported	Premium	Ad-Supported
	2021	2021	2020	2020
	(in € millions)
Goodwill	129	765	125	611
Valuation methodology
The Group performed its annual impairment test in the fourth quarter of 2021. The recoverable amount of the Premium and Ad-Supported operating segments are assessed using a fair value less costs of disposal (“FVLCD”) model. The FVLCD valuation is considered a level 3 in the fair value hierarchy, as it uses significant unobservable inputs. FVLCD is calculated using both the income and market approaches. The income approach is calculated by discounting the projected cash flows of each of the operating segments. The market valuation is calculated by applying multiples from comparable publicly traded companies to the revenue of the preceding and forecasted twelve months, before and after the date of the impairment test, respectively. As a result of the analysis, the FVLCD for the Premium and Ad-Supported operating segments was determined to be in excess of their carrying amounts.
Key assumptions used in the FVLCD calculations at the impairment testing date
In 2021, the Group weighted the income and market approaches 50% and 50%, respectively, for each of its operating segments. The key assumptions used in the income approach was the discount rate based on the weighted-average cost of capital. The discount rate was 7.5% and 9.5% for the Group’s Premium and Ad-Supported segments, respectively. The key assumptions used in the market approach were the revenue multiples for comparable companies, which were selected based on industry similarity, financial risk, and size of each of the Group’s operating segments. Revenue multiples used in the market approach ranged from 3.0 to 7.0.
There are no reasonably possible changes in the key assumptions that would result in the operating segments’ carrying amounts exceeding their recoverable amounts.
15.    Restricted cash and other non-current assets

	2021	2020
	(in € millions)
Restricted cash
Lease deposits and guarantees	51	48
Other	1	1
Other non-current assets	25	29
Total	77	78
16.    Trade and other receivables

	2021	2020
	(in € millions)
Trade receivables	443	323
Less: allowance for expected credit losses	(6)	(4)
Trade receivables – net	437	319
Other	184	145
Total	621	464
Trade receivables are non-interest bearing and generally have 30-day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value.
The aging of the Group’s net trade receivables is as follows:

	2021	2020
	(in € millions)
Current	268	218
Overdue 1 – 30 days	86	62
Overdue 31 – 60 days	43	26
Overdue 60 – 90 days	17	8
Overdue more than 90 days	23	5
	437	319

The movements in the Group’s allowance for expected credit losses are as follows:

	2021	2020
	(in € millions)
At January 1	4	5
Provision for expected credit losses	7	7
Reversal of unutilized provisions	(2)	(5)
Receivables written off	(3)	(3)
At December 31	6	4
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.
17.    Other current assets

	2021	2020
	(in € millions)
Content assets	161	92
Prepaid expenses and other	74	47
Derivative assets	11	12
Total	246	151
Content asset amortization of €122 million, €48 million, and €20 million is included in cost of revenue in the consolidated statement of operations for the year ended December 31, 2021, 2020, and 2019, respectively.
18.    Issued share capital and other reserves
As at each of December 31, 2021, 2020, and 2019, the authorized and subscribed share capital was comprised of 403,032,520 shares, at a par value €0.000625 each. As at December 31, 2021, 2020, and 2019, the Company had 195,614,910, 193,614,910, and 187,492,667 ordinary shares issued and fully paid, respectively.
The Group has incentive stock plans under which options and restricted stock to subscribe to the Company’s share capital have been granted to certain directors and employees. Options exercised or restricted stock vesting under these plans are settled via either the issuance of new shares or issuance of shares from treasury.
Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 350,514,260 beneficiary certificates outstanding as of December 31, 2021. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked.
On October 17, 2016, the Company issued, for €27 million in cash, warrants to acquire 5,120,000 ordinary shares to certain members of key management. The exercise price of each warrant was US$50.61, which was equal to 1.2 times the fair market value of ordinary shares on the date of issuance. On October 4, 2019, the Company issued 1,600,000 ordinary shares and 16,000,000 beneficiary certificates upon the exercise of 1,600,000 of these warrants, for cash of €74 million. On October 17, 2019, the Company issued 1,991,627 shares and 19,916,270 beneficiary certificates upon the effective net settlement of the remaining 3,520,000 warrants.
On July 13, 2017, the Company issued, for €9 million in cash, a warrant to acquire 1,600,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US$89.73, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates upon the effective net settlement of all 1,600,000 outstanding warrants that were granted on July 13, 2017.
On July 1, 2019, the Company issued, for €15 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US$190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through July 1, 2022.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US$281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Through December 31, 2021, 458,234 shares were repurchased for €89 million under this program.
The authorization of the previous share repurchase program, announced on November 5, 2018, expired on April 21, 2021. The total aggregate amount of repurchased shares under that program was 4,366,427 for a total of approximately €510 million.
No dividends were paid during the year or are proposed.
All outstanding shares have equal rights to vote at general meetings.
For the year ended December 31, 2021 and 2020, the Company repurchased, in total, 2,458,234 and 5,038,200 of its own ordinary shares, respectively, and reissued 2,397,198 and 4,802,847 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. As of December 31, 2021 and 2020, the Company had 3,463,099 and 3,402,063 ordinary shares held as treasury shares, respectively.
As of December 31, 2021 and 2020, the Group’s founders held 350,514,260 and 365,014,840 beneficiary certificates, respectively.

Other reserves

	2021	2020	2019
	(in € millions)
Currency translation
At January 1	(54)	(11)	(15)
Currency translation	71	(43)	4
At December 31	17	(54)	(11)
Short term investments
At January 1	5	1	(4)
(Losses)/gains on fair value that may be subsequently reclassified to consolidated statement of operations	(8)	8	7
Gains reclassified to consolidated statement of operations	(2)	(3)	—
Deferred tax	2	(1)	(2)
At December 31	(3)	5	1
Long term investments
At January 1	1,059	444	561
(Losses)/gains on fair value not to be subsequently reclassified to consolidated statement of operations	(1,218)	777	(149)
Gain on sale of long term investment reclassified to accumulated deficit	(134)	—	—
Tax effect of gain on sale of long term investment reclassified to accumulated deficit	30	—	—
Deferred tax	237	(162)	32
At December 31	(26)	1,059	444
Cash flow hedges
At January 1	(3)	(4)	(1)
(Losses)/gains on fair value that may be subsequently reclassified to consolidated statement of operations	(11)	5	(7)
Losses/(gains) reclassified to revenue	51	(15)	10
(Gains)/losses reclassified to cost of revenue	(40)	11	(7)
Deferred tax	(1)	—	1
At December 31	(4)	(3)	(4)
Share-based compensation
At January 1	680	494	334
Share-based compensation (Note 19)	222	181	127
Income tax impact associated with share-based compensation (Note 10)	21	34	26
Issuance of share-based compensation in conjunction with business combinations (Note 5)	—	—	13
Restricted stock units withheld for employee taxes	(54)	(29)	(6)
At December 31	869	680	494
Other reserves at December 31	853	1,687	924
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
19.    Share-based compensation
Stock Option Plans
During 2020 and 2021, the Company implemented new Employee Stock Option Plans ("ESOP") and Director Stock Option Plans (together, the "Stock Options Plans"). Under the Stock Option Plans, stock options of the Company are granted to certain employees of the Group and members of its board of directors. For options granted under the Stock Option Plans, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The exercise price for options is payable in the EUR value of a fixed USD amount; therefore, the Group considers these options to be USD-denominated. The options granted to participants under the Stock Option Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested. The options are granted with a term of five years.
Restricted Stock Unit Program
During 2020 and 2021, the Company implemented new restricted stock unit (“RSU”) programs for employees and for members of its board of directors (together, the "RSU Plans”). The RSU Plans are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the RSU Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested four years from date of grant. The valuation of the RSUs was consistent with the fair value of the ordinary shares.
Restricted Stock Awards and Other
In connection with an acquisition during 2017, the Group issued 61,880 restricted stock awards (“RSAs”) to certain employees of the acquiree. Vesting of the RSAs is contingent on continued employment of these employees. The awards are accounted for as equity-settled share-based compensation transactions. The RSAs vest over a two- and three-year period from the acquisition date. The valuation of the RSAs was consistent with the fair value of the ordinary shares. As of December 31, 2020, there are no longer any RSAs outstanding.
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

Activity in the Group's RSUs, RSAs, and other contingently issuable shares outstanding and related information is as follows:

	RSUs		RSAs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$		US$
Outstanding at January 1, 2019	100,383	63.87	61,880	90.65	—	—
Granted	715,224	137.15	—	—	162,320	145.21
Forfeited	(48,754)	118.96	—	—	—	—
Released	(128,503)	98.52	(20,600)	90.65	—	—
Outstanding at December 31, 2019	638,350	134.79	41,280	90.65	162,320	145.21
Granted	1,127,149	161.50	—	—	34,450	145.14
Forfeited	(91,613)	143.13	—	—	—	—
Released	(353,693)	138.66	(41,280)	90.65	(40,580)	145.21
Outstanding at December 31, 2020	1,320,193	155.98	—	—	156,190	145.19
Granted	793,337	277.21	—	—	22,988	261.00
Forfeited	(175,751)	190.26	—	—	—	—
Released	(512,583)	178.19	—	—	(70,458)	182.98
Outstanding at December 31, 2021	1,425,196	211.25	—	—	108,720	145.19
In the table above, the number of RSUs released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs.
Activity in the stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2019	12,243,526	77.63
Granted	4,152,565	147.11
Forfeited	(719,860)	105.01
Exercised	(3,478,660)	49.41
Expired	(43,799)	117.79
Outstanding at December 31, 2019	12,153,772	107.68
Granted	2,356,040	180.12
Forfeited	(855,051)	131.30
Exercised	(4,556,908)	78.87
Expired	(56,565)	146.69
Outstanding at December 31, 2020	9,041,288	138.60
Granted	2,164,070	315.86
Forfeited	(414,317)	191.43
Exercised	(2,074,572)	96.12
Expired	(21,121)	196.25
Outstanding at December 31, 2021	8,695,348	190.19
Exercisable at December 31, 2019	5,553,650	84.18
Exercisable at December 31, 2020	4,022,751	113.91
Exercisable at December 31, 2021	4,453,983	152.64

The weighted-average contractual life for the stock options outstanding at December 31, 2021, 2020, and 2019 is 2.7 years, 2.9 years, and 2.9 years, respectively. The weighted-average share price at exercise for options exercised during 2021, 2020, and 2019 was US$280.08, US$198.10, and US$141.82, respectively. The weighted-average fair value of options granted during the year ended at December 31, 2021, 2020, and 2019 was US$78.65 per option, US$36.82 per option, and US$34.63 per option, and, respectively.
The stock options outstanding at December 31, 2021, 2020, and 2019 are comprised of the following:

			2021		2020		2019
Range of exercise prices (US$)			Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
1.65	to	45.00	3,533	1.8	195,207	0.3	2,130,161	0.9
45.01	to	90.00	415,340	0.2	1,243,833	1.2	2,482,270	2.2
90.01	to	135.00	1,659,359	1.8	2,234,257	2.7	2,946,838	3.4
135.01	to	180.00	3,076,253	2.5	3,671,417	3.5	3,318,423	4.1
180.01	to	498.98	3,540,863	3.7	1,696,574	3.6	1,276,080	3.7
			8,695,348	2.7	9,041,288	2.9	12,153,772	2.9
In determining the fair value of the stock options, the Group uses the Black-Scholes option-pricing model. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on the historical volatility of public companies that are comparable to the Group over the expected term of the award. The risk-free rate is based on U.S. Treasury zero-coupon rates as the exercise price is based on a fixed USD amount. The expected life of the stock options is based on historical data and current expectations.
The following table lists the inputs to the Black-Scholes option-pricing models used for stock options for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
Expected volatility (%)	34.1 – 43.1	30.0 – 42.8	30.1 – 35.2
Risk-free interest rate (%)	0.2 – 1.1	0.1 – 1.7	1.4 – 2.6
Expected life of stock options (years)	2.6 – 4.8	2.6 – 4.8	2.5 – 4.8
Weighted-average share price (US$)	283.15	162.82	136.09
Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based compensation awards.
The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10% as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2021. The following table shows the impact of these changes on stock option expense for the options granted in 2021:

2021
(in € millions)
Actual stock option expense	56
Stock option expense increase/(decrease) under the following assumption changes
Volatility decreased by 10%	(13)
Volatility increase by 10%	16
Expected life decrease by 1 year	(8)
Expected life increase by 1 year	9

The expense recognized in the consolidated statement of operations for share-based compensation is as follows:

	2021	2020	2019
	(in € millions)
Cost of revenue	9	8	4
Research and development	119	84	61
Sales and marketing	41	34	27
General and administrative	54	50	30
Total	223	176	122
20.    Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the "Issuer"), issued US$1,500 million aggregate principal amount of 0% Exchangeable Notes due 2026, which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
The net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs of €18 million. The transaction costs were immediately expensed and included in finance costs in the consolidated statement of operations.
The Exchangeable Notes are the Issuer’s senior unsecured obligations and are equal in right of payment with the Issuer's future senior, unsecured indebtedness, senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Exchangeable Notes and effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Exchangeable Notes will be structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries.
The noteholders may exchange their Exchangeable Notes at their option into consideration that consists, at the Issuer’s election, of cash, ordinary shares of the Company, or a combination of cash and ordinary shares, but only in the following circumstances:
 (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021, if the last reported sale price per ordinary share exceeds 130% of the exchange price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;
(2) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of Exchangeable Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per ordinary share on such trading day and the exchange rate on such trading day;
(3) upon the occurrence of certain corporate events or distributions on the ordinary shares as set forth in the indenture governing the Exchangeable Notes (the “Indenture”);
(4) if the Issuer calls such Exchangeable Notes for redemption; and
(5) at any time from, and including, December 15, 2025 until the close of business on the second scheduled trading day immediately before the maturity date.
The initial exchange rate is 1.9410 ordinary shares per US$1,000 principal amount of Exchangeable Notes, which represents an initial exchange price of approximately US$515.20 per ordinary share. The exchange rate and exchange price will be subject to customary adjustments upon the occurrence of certain events as set forth in the Indenture. In addition, if certain corporate events that constitute a make-whole fundamental change occur as set forth in the Indenture, then the exchange rate will, in certain circumstances, be increased for a specified period of time.

The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the year ended December 31, 2021.
The Exchangeable Notes will not be redeemable prior to March 20, 2024, except in the event of certain tax law changes as set forth in the Indenture. The Exchangeable Notes will be redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only if the last reported sale price per ordinary share exceeds 130% of the exchange price on:
(1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and
(2) the trading day immediately before the date the Issuer sends such notice.
In addition, the Issuer will have the right to redeem all, but not less than all, of the Exchangeable Notes if certain changes in tax law as set forth in the Indenture occur. In addition, calling any Exchangeable Note for redemption will constitute a make-whole fundamental change with respect to that Exchangeable Note, in which case the exchange rate applicable to the exchange of that Exchangeable Note will be increased in certain circumstances if it is exchanged after it is called for redemption.
Upon the occurrence of a “fundamental change” as set forth in the Indenture, noteholders may require the Issuer to repurchase their Exchangeable Notes at a cash repurchase price equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the fundamental change repurchase date as set forth in the Indenture.
The Group accounted for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. Under this approach, the Exchangeable Notes are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk are presented separately in other comprehensive (loss)/income and will not be reclassified to the consolidated statement of operations.
The fair value of the Exchangeable Notes as of December 31, 2021 was €1,202 million. See Note 24 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.
21.    Trade and other payables

	2021	2020
	(in € millions)
Trade payables	534	434
Value added tax and sales taxes payable	229	181
Other current liabilities	30	23
Total	793	638
Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.

22.    Accrued expenses and other liabilities

	2021	2020
	(in € millions)
Non-current
Other accrued liabilities	37	42
Total	37	42
Current
Accrued fees to rights holders	1,378	1,265
Accrued salaries, vacation, and related taxes	92	65
Accrued social costs for options and RSUs	84	169
Other accrued expenses	287	249
Total	1,841	1,748
23.    Provisions

	Legal contingencies	Indirect tax	Onerous contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2020	5	4	1	5	15
Charged/(credited) to the consolidated statement of operations:
Additional provisions	2	9	5	4	20
Reversal of unutilized amounts	(1)	(2)	(4)	(2)	(9)
Utilized	(2)	—	(1)	(1)	(4)
Carrying amount at December 31, 2020	4	11	1	6	22
Charged/(credited) to the consolidated statement of operations:
Additional provisions	—	4	12	1	17
Reversal of unutilized amounts	—	(6)	(2)	—	(8)
Utilized	—	(1)	(1)	—	(2)
Carrying amount at December 31, 2021	4	8	10	7	29
As at December 31, 2020
Current portion	4	11	1	4	20
Non-current portion	—	—	—	2	2
As at December 31, 2021
Current portion	4	8	6	4	22
Non-current portion	—	—	4	3	7
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

As of April 2019, the Group's settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that the Group does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs' challenges to the limitation of liability in the Music Modernization Act.
Indirect tax
The Group has indirect tax provisions which relate primarily to potential non-income tax obligations in various jurisdictions. The Group recognizes provisions for claims or indirect taxes when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.
Onerous contracts
Onerous contracts represent contracts where the unavoidable cost of meeting the obligations exceeds the expected revenue.
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
Financial risk management is centralized within Treasury which is responsible for the management of financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve. Treasury operates within the limits and policies authorized by the board of directors.

Capital management
The Group’s objectives when managing capital (cash and cash equivalents, short term investments, Exchangeable Notes, and equity) is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group’s capital structure and dividend policy is decided by the board of directors. Treasury continuously reviews the Group’s capital structure considering, amongst other things, market conditions, financial flexibility, business risk, and growth rate. We have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future.
On November 5, 2018, the Company announced a share repurchase program beginning in the fourth quarter of 2018 which expired on April 21, 2021. The total aggregate amount of repurchased shares under that program was 4,366,427 for a total of approximately €510 million.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026 . An aggregate of 458,234 ordinary shares for €89 million has been repurchased since the commencement of the share repurchase program through December 31, 2021.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.
The Group is not subject to any externally imposed capital requirements.
Credit risk management
Financial assets with respect to cash and cash equivalents and short term investments carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk averse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-average maturity of the portfolio shall not be greater than 2 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all investments (classified as cash and cash equivalents and short term investments) within 90 days. At December 31, 2021 and 2020, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €3,500 million and €1,747 million, respectively. No credit losses were incurred during 2021 or 2020 on these investments.
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
The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2021	2020
	(in € millions)
Liquidity
Short term investments	756	596
Cash equivalents	1,970	685
Cash at bank and on hand	774	466
Liquidity position	3,500	1,747
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
The table below shows the immediate impact on net income/loss before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure, at December 31, 2021 and 2020. The impact on net income/loss before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2021	SEK	USD
	(in € millions)
Increase/(decrease) in income before tax	(14)	94

2020	SEK	USD
	(in € millions)
(Increase)/decrease in loss before tax	(13)	67

(ii)Translation exposure sensitivity
Translation exposure exists due to the translation of the results and financial position of all of the Group entities that have a functional currency different from the presentation currency of Euro. The impact on the Group’s equity would be approximately €126 million and €105 million if the EUR weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2021 and 2020, respectively.
Interest rate risk management
Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The Group’s exposure to interest rate risk is related to its interest-bearing assets, primarily its debt securities held at fair value through other comprehensive income. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €7 million and €6 million for the years ended December 31, 2021 and 2020, respectively.
Financing risk management
The Group finances its operations through external borrowings, equity offerings, and cash flow from operations. The funding strategy has been to diversify funding sources. The external debt consisted of the Exchangeable Notes and lease liabilities.
Share price risk management
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. The Group’s exposure to this risk relates primarily to the outstanding Exchangeable Notes and warrants.
Both the Exchangeable Notes and the warrants are re-measured at each reporting date using valuation models using input data based on the Company’s share price. Changes in the fair value of these instruments are recognized in finance income or cost. An increase of share price will increase the value of both the Exchangeable Notes and the warrants. The Group has not entered into any hedging arrangement to mitigate these fluctuations.
Other share price risk
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that the Group is subject to in various countries in which the Group operates. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company's share price.  Changes in the accrual are recognized in operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. The impact on the accrual for social costs on outstanding share based payment awards of an increase or decrease in the Company’s ordinary share price of 10% would result in a change of €18 million and €27 million at December 31, 2021 and December 31, 2020, respectively.
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
Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of the foreign exchange contracts hedging the revenue and cost of revenue line items in the consolidated statement of operations was approximately €1,185 million and €835 million respectively, as of December 31, 2021 and approximately €992 million and €703 million as of December 31, 2020, respectively. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the statement of operations as of December 31, 2021:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Canadian dollar (CAD)	Norwegian krone (NOK)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	327	429	274	870	1,446	54
Cost of revenue	240	304	190	573	959	43
Total	567	733	464	1,443	2,405	97
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

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2021
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	1,970	—	—	1,970
Short term investments:
Money market funds	25	—	—	25
Government securities	204	18	—	222
Corporate notes	—	308	—	308
Collateralized reverse purchase agreements	—	67	—	67
Fixed income funds	134	—	—	134
Derivatives (designated for hedging):
Foreign exchange forwards	—	11	—	11
Long term investments	852	—	64	916
Total financial assets at fair value by level	3,185	404	64	3,653
Financial liabilities at fair value
Exchangeable Notes	—	—	1,202	1,202
Derivatives (not designated for hedging):
Warrants	—	—	72	72
Derivatives (designated for hedging):
Foreign exchange forwards	—	17	—	17
Contingent consideration	—	—	17	17
Total financial liabilities at fair value by level	—	17	1,291	1,308

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2020
	(in € millions)
Financial assets at fair value
Cash equivalents
Money market funds	685	—	—	685
Short term investments:
Money market funds	25	—	—	25
Government securities	198	31	—	229
Agency securities	—	4	—	4
Corporate notes	—	276	—	276
Collateralized reverse purchase agreements	—	62	—	62
Derivatives (designated for hedging):
Foreign exchange forwards	—	12	—	12
Long term investments	2,228	—	49	2,277
Total financial assets at fair value by level	3,136	385	49	3,570
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	89	89
Derivatives (designated for hedging):
Foreign exchange forwards	—	16	—	16
Contingent consideration	—	—	30	30
Total financial liabilities at fair value by level	—	16	119	135

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2021 and 2020 there were no transfers between levels in the fair value hierarchy.
Recurring fair value measurements
Long term investment – Tencent Music Entertainment Group
The Group’s approximate 8% investment in TME is carried at fair value through other comprehensive income. The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2021	2020	2019
	(in € millions)
At January 1	2,228	1,481	1,630
Changes in fair value recorded in other comprehensive loss/income	(1,376)	747	(149)
At December 31	852	2,228	1,481
The impact on the fair value of the Group’s long term investment in TME using reasonably possible alternative assumptions with an increase or a decrease of TME’s share price used to value its equity interests of 10% results in a range of €767 million to €937 million at December 31, 2021 and €2,005 million to €2,451 million at December 31, 2020.
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
On July 1, 2019, the Company sold, for €15 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant is US$190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through July 1, 2022. Refer to Note 26.
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
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Daniel Ek, the Company’s Chief Executive Officer, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant is US$281.63,which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024. Refer to Note 26.
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

	2021	2020	2019
Expected term (years)	0.5 – 2.65	1.5	0.5 – 2.5
Risk free rate (%)	0.19 – 0.89	0.11	1.58 – 1.59
Volatility (%)	40.0 - 45.0	50.0	32.5
Share price (US$)	234.03	314.66	149.55
The table below presents the changes in the warrants liability:

	2021	2020	2019
	(in € millions)
January 1	89	98	333
Issuance of warrant for cash	31	—	15
Issuance of shares upon exercise of, or net settlement of, warrants	—	(267)	(303)
Non cash changes recognized in profit or loss
Changes in fair value recognized in consolidated statement of operations	(53)	263	35
Effect of changes in foreign exchange rates	5	(5)	18
At December 31	72	89	98
The warrant liability is included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance income or costs in the consolidated statement of operations.
The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €52 million to €95 million at December 31, 2021 and €72 million to €106 million at December 31, 2020.
Long term investments – Other
The Group has interests in certain long term investments, the most significant of which is our equity investment in DK Holdco, LLC ("DistroKid"), an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive (loss)/income. The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include the exit multiple used to estimate business enterprise value and discount rate.
The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the equity markets overall.
The table below presents the changes in the other long term investments:

	2021	2020	2019
	(in € millions)
At January 1	49	16	16
Initial recognition of long term investment	2	9	—
Changes in fair value recorded in other comprehensive (loss)/income	158	29	—
Changes in fair value recognized in consolidated statement of operations	(4)	(4)	—
Sale of long term investment	(144)	—	—
Effect of changes in foreign exchange rates	3	(1)	—
At December 31	64	49	16

On October 1, 2021, the Group completed the sale of two-thirds of its equity interest in DistroKid. Proceeds from the sale were €144 million and the realized gain on the sale was €134 million. The after tax gain of €104 million has been reclassified from other comprehensive (loss)/income to accumulated deficit. See Note 18.

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
The table below presents the changes in the contingent consideration liability:

	2021	2020	2019
	(in € millions)
At January 1	30	27	—
Initial recognition of contingent consideration included in purchase consideration of acquisition	—	—	13
Contingent consideration payments	(17)	(7)	—
Changes in fair value recognized in consolidated statement of operations	2	13	14
Effect of changes in foreign exchange rates	2	(3)	—
At December 31	17	30	27
As of December 31, 2021, the remaining maximum potential contingent consideration payout is €18 million over the next year.
Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. issued US$1,500 million aggregate principal amount of 0% Exchangeable Notes due 2026, which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
The table below presents the changes in the Exchangeable Notes:

2021
(in € millions)
At January 1	—
Initial recognition	1,232
Changes in fair value recognized in consolidated statement of operations	(112)
Effect of changes in foreign exchange rates	82
At December 31	1,202
The change in estimated fair value is recognized within finance income/(costs) in the consolidated statement of operations, excluding changes in fair value due to changes in the Group’s own credit risk, which are recognized in other comprehensive (loss)/income and will not be reclassified to the consolidated statement of operations.
The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. A weight of 75% was applied to the binomial option pricing model and a weight of 25% was applied to the price of the Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

December 31, 2021
Risk free rate (%)	1.15
Discount rate (%)	3.9
Volatility (%)	40.0
Share price (US$)	234.03
The impact on the fair value of the Exchangeable Notes of using reasonably possible alternative assumptions with a decrease or increase in volatility of 10% results in a range of €1,170 million to €1,238 million at December 31, 2021. The impact on the fair value of the Exchangeable Notes of using reasonably possible alternative assumptions with a decrease or increase in share price of 10% results in a range of €1,187 million to €1,219 million at December 31, 2021.
25.    Commitments and contingencies
Obligations under leases
See Note 12 for lease obligations.
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content, as at December 31:

	2021	2020	2019
	(in € millions)
Not later than one year	788	317	657
Later than one year but not more than 5 years	2,491	3,259	383
Total	3,279	3,576	1,040
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments as at December 31:

	2021	2020	2019
	(in € millions)
Not later than one year	362	279	56
Later than one year but not more than 5 years	435	619	144
Total	797	898	200
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
On August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license pursuant to Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have with music publishers. Until the final rates are finally determined, our recorded royalty costs, both retrospectively and prospectively, will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.
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

	2021	2020	2019
	(in € millions)
Key management compensation
Short term employee benefits	4	5	5
Share-based compensation	26	30	22
Total	30	35	27
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
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US$281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024.
During the years ended December 31, 2021 and December 31, 2020, the Company issued 2,000,000 and 5,038,200 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans. There were no such transactions during the year ended December 31, 2019.

27.    Group information
The Company’s principal subsidiaries as at December 31, 2021 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Spain S.L.	Sales and marketing	100%	Spain
Spotify GmbH	Sales and marketing	100%	Germany
Spotify France SAS	Sales and marketing	100%	France
Spotify Canada Inc.	Sales and marketing	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify India LLP	Sales and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Sales and marketing	100%	Singapore
Spotify Italy S.r.l.	Sales and marketing	100%	Italy
There are no restrictions on the net assets of the Group companies.
28.    Events after the reporting period
Subsequent to the end of the reporting period, the Company issued 1,198,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans.