Form 20-F
period 2022-12-31
Spotify Technology S.A.
filed 2023-02-02
CIK 1639920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________

FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
5, Place de la Gare
L- 1616 Luxembourg
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 193,293,269 Ordinary Shares, par value €0.000625 per share.
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
•risks associated with our new products or services and our emphasis on long-term user engagement over short-term results;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to be profitable or generate positive cash flow on a sustained basis;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising;
•our ability to generate revenues from podcasts, audiobooks, and other non-music content;
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
•our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•our ability to maintain the integrity of our technology structure and systems or the security of confidential information;
•undetected errors, bugs, or vulnerabilities in our products;
•interruptions, delays, or discontinuations in service arising from our systems or systems of third parties;

•changes in laws or regulations affecting us;
•risks relating to privacy and data security;
•our ability to maintain, protect, and enhance our brand;
•risks associated with increased scrutiny of environmental, social, and governance matters;
•payment-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access additional capital to support growth;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;
•the impact of economic, social, or political conditions, including the continued effects of the COVID-19 pandemic, rising inflation and interest rates, the continued conflict between Russia and Ukraine, and supply chain disruptions;
•our ability to accurately estimate user metrics and other estimates;
•our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service;
•risks related to our indebtedness, including risks related to our Exchangeable Notes;
•fluctuation of our operating results and fair market value of ordinary shares;
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

C. Reasons for the Offer and Use of Proceeds.
Not applicable.
D. Risk Factors
An investment in our ordinary shares involves a high degree of risk. You should carefully read and consider the following risks, along with the other information included in this Annual Report on Form 20-F. The risks described below may not be the only ones we face. If any of these risks actually occur, our business, operating results, financial condition, and cash flow could be materially impaired. The trading price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment. The risks described below are organized by risk type and are not listed in order of their priority to us.
Summary Risk Factors
Risks Related to Our Business Model, Strategy, and Performance

•We face significant competition for users, listening time, and advertisers, and we might not be successful at attracting prospective users and retaining existing users, including through predicting, recommending, and playing content that our users enjoy, or effectively monetizing our products and services, including podcasts, audiobooks, and other non-music content.
•We face many risks associated with our growth and our international operations, including attracting, retaining, and motivating qualified personnel and obtaining rights to stream content on favorable terms.
•Our new products or services may not be successful and our emphasis on long-term user engagement may not align with the market’s expectations.
•We have incurred significant operating losses in the past and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.
•We may fail to convince advertisers of the benefits of our advertising offerings.
•Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our ad-supported revenue.
•We may be subject to disputes or liabilities associated with content made available on our Service.
•Our continued interest in acquisitions or investments could divert management’s attention and disrupt our operations and harm operating results. We may fail to complete strategic acquisitions or investments.
Risks Related to Securing the Rights to the Content We Stream

•Any change to, loss of, or claim that we do not hold any necessary third-party licenses for the content we stream, including under any license agreements or statutory or compulsory licenses, may materially adversely affect our business, operating results, and financial condition.
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
•Difficulties in identifying the compositions embodied in sound recordings and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.
Risks Related to Intellectual Property

•Assertions of infringement or other violation by us of third-party intellectual property rights, or failure to protect our own intellectual property, could harm our business.

Risks Related to Our Operations

•We have limited ability to control access to online platforms, operating systems, hardware, or networks on which we rely.
•We may fail to maintain the integrity of our technology infrastructure and systems or the security of confidential information, which could result in civil liability, statutory fines, regulatory enforcement, and loss of confidence.
•Our products may contain undetected errors, bugs, or vulnerabilities.
•Interruptions, delays, or discontinuations in service arising from our own systems or from third parties, such as Google Cloud Platform, could harm our business.

•Our business is subject to complex and evolving laws and regulations around the world, including those related to copyright, privacy, and data security.
•We are subject to risks associated with increased scrutiny of environmental, social, and governance matters.
•Other risks such as failure to protect our brand, payments-related risks, fluctuation of our operating results, lack of additional capital to support our growth, a global public health crisis, changes in worldwide economic conditions, and significant fluctuations of exchange rates, may adversely affect our business, operating results, and financial condition.
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
Risks Related to Indebtedness

•Our indebtedness and liabilities could limit the cash flow available for our operations.
•We may be unable to repurchase the Exchangeable Notes for cash following certain fundamental change or to pay any cash amounts due upon exchange.
•Provisions in the Indenture could delay or prevent an otherwise beneficial takeover of us.
•Under the applicable accounting treatment, the Exchangeable Notes could adversely affect our reported financial condition and results.
Risks Related to Tax

•We face complex taxation regimes in various jurisdictions. Audits, investigations, tax proceedings and changes to tax laws in any of the jurisdictions we operate could have a material adverse effect on our business, operating results, and financial condition.
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
•If a United States person is treated as owning at least 10% of our ordinary shares, such shareholder may be subject to adverse U.S. federal income tax consequences.
Risks Related to Owning Our Ordinary Shares

•The trading price of our ordinary shares has been and will likely continue to be volatile.
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

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of subscribers to our premium service (“Premium Service”) and the number of users of our ad-supported service (“Ad-Supported Service”, and together with the Premium Service, the “Service”) and finding ways to monetize our products and services. We must convince prospective users of the benefits of our Service and our existing users of the continuing value of our Service. Our ability to attract new users, retain existing users, and engage active users depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Google, and Amazon, have developed, and are continuing to develop, devices for which their audio streaming services are preloaded or may also be set as the default providers, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile and other connected products, including cars, in-home, and wearable devices, we will need to enhance and improve our existing Service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our Service, attract and retain users, and monetize our products and services may be adversely affected.

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

We face robust and rapidly evolving competition in all aspects of our business, including from companies that allow users to share and discover content and/or that enable advertisers to use content platforms to reach customers, such as Apple, Alphabet (including Google and YouTube), Amazon, Meta (including Facebook and Instagram), and ByteDance (including TikTok). See “Item 4.B. Business Overview—Competition” for a more detailed description of certain services that compete with us.

We vigorously compete to attract, engage, and retain users against current and potential competitors, both globally and in particular geographic regions where we operate. These competitive risks are heightened because some of our competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete, and greater overall resources than we do. These advantages enable them to devote more financial resources to technology, infrastructure, fulfillment, and marketing, which in turn enables them to offer competitive services at little or no profit or even at a loss. For example, prominent, well-funded competitors like Apple, Google, and Amazon have a competitive advantage because they can leverage the substantially broader product offerings in their ecosystem to gain subscribers through bundled offers and to monetize users. Additionally, our current and future competitors have engaged and will continue to engage in mergers or acquisitions with each other, to combine and leverage their broad audiences, content, and capabilities.

Relatedly, we compete for users based on our presence and visibility as compared with other businesses and platforms that deliver audio content through the internet and connected devices. We face significant competition for users from companies promoting their own digital audio content online or through application stores, including large, well-funded, and seasoned participants in the digital media market. Device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. The websites and applications of our competitors may rank higher than our website and our Spotify application in search engines or application stores, and/or our application may be difficult to locate in device application stores, which could draw potential users away from our Service and toward those of our competitors. For example, Apple, Google, and Amazon own application store platforms and charge in-application purchase fees, which may not be levied on their own applications, creating a competitive advantage for themselves against us. If other competitors that own application store platforms and competitive services adopt similar practices, we may be similarly impacted. In addition, some of these competitors, including Apple, Google, and Amazon, have developed, and are continuing to develop, devices for which their music and/or podcast streaming service is preloaded and/or able to be used out-of-the-box without the need to log in, creating a visibility and access advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence, ease of use, and visibility, our number of Premium Subscribers, Ad-Supported Users, and the amount of content streamed on our Service may decline or may increase less than expected, and our subscription fees and advertising sales may suffer. See “—If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.”

We also face increasing competition because of new or emerging technologies and changes in market conditions. Our current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content, such as ByteDance, that cause our users, especially the younger demographic, to switch to another product or service, which would negatively affect our user retention, growth, and engagement. As the market for on-demand audio on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge. We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience pose a significant threat of developing competing on-demand audio distribution technologies.

Additionally, we compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of our advertising products and content offering, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies.

Large internet companies with strong brand recognition, such as Google, Meta, and Amazon, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and traffic that provide a significant competitive advantage and have a significant impact on pricing for reaching these user bases. Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from achieving or maintaining profitability.

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
•lack of well-functioning copyright collective management organizations that are able to grant us licenses, process reports, and distribute royalties in markets;
•fragmentation of rights ownership in various markets causing lack of transparency of rights coverage and overpayment or underpayment to record labels, music publishers, creators, performing rights organizations, and other copyright owners;
•increased risk of disputes with and/or lawsuits filed by rights holders in connection with our operations in new markets;
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
•application of different laws and regulations of various jurisdictions, including corporate governance, labor and employment, privacy, telecommunications and media, cybersecurity, content moderation, environmental, human rights, health and safety, consumer protection, liability standards and regulations, as well as intellectual property laws;
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
•region- or country-specific effects of the COVID-19 pandemic;
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

Our rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to continue to demonstrate our value proposition to users, advertisers, and business partners and increase the monetization of our products and services. Continued growth could also strain our ability to maintain reliable service levels for our users, effectively monetize the content streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

We have experienced rapid growth rates in both the number of active users of our Service and revenue over the last few years. As we grow larger and increase our user base and usage, we expect it will become increasingly difficult to maintain the rate of growth we currently experience.

Our new products or services may not be successful and our emphasis on long-term user engagement could adversely affect our business, operating results, and financial condition.

Our industry is subject to rapid and frequent changes in technology, evolving consumer needs, and the frequent introduction by our competitors of new and enhanced offerings. We must constantly assess the playing field and determine whether we need to improve or re-allocate resources among our existing products and services or create new ones. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, we are in the early stages of exploring additional potential revenue product opportunities, although we do not expect any significant revenue attributable to those opportunities in the near-term and these opportunities may not prove successful at all. No assurance can be given that consumer demand for such new products or services will exist or be sustained at the levels that we anticipate, or that any of these offerings will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with them. It is also possible that products and services developed by others will render our products and services noncompetitive or obsolete. Further, our development efforts with respect to new products and services could distract management from current operations and will divert capital and other resources from our more established products and services. If we do not realize the expected benefits of our investments in new products or services, our business, operating results, and financial condition may be harmed.

Our culture also focuses on long-term user engagement, which may not necessarily maximize short-term operating results or financial condition. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed. These decisions may yield results that sometimes do not align with the market’s expectations, in which case our stock price may also be negatively affected.

If we fail to accurately predict, recommend, and play content that our users enjoy, we may fail to retain existing users and attract new users in sufficient numbers to meet investor expectations for growth or to operate our business profitably.

We believe that a key differentiating factor between Spotify and other audio content providers is our ability to predict music, podcasts, or other content that our users will enjoy. Our system for predicting user preferences and selecting content tailored to our users’ individual tastes is based on advanced data analytics systems and our proprietary algorithms. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict user preferences and select content tailored to our users’ individual tastes depends in part on our ability to gather and effectively analyze large amounts of user data. In addition, our ability to offer users content that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional content that will appeal to our users’ diverse and changing tastes. While we have a large catalog of music, podcasts, and audiobooks available to stream, we must continuously identify and analyze additional content that our users will enjoy and we may not effectively do so. Our ability to predict and select content that our users enjoy is critical to the perceived value of our Service among our users and our failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain users, increase content hours consumed, and sell advertising to meet investor expectations for growth or to operate the business profitably.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

We have incurred significant operating losses in the past and, as of December 31, 2022, had an accumulated deficit of €3,647 million. While for the year ended December 31, 2021, we had operating income of €94 million, for the years ended December 31, 2022 and December 31, 2020, our operating losses were €659 million and €293 million, respectively. We have incurred significant costs to license content and continue to pay royalties or other consideration to record labels, publishers, and other copyright owners for such content. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty and other licensing expenses, associated with our Service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

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

Additionally, we expect to continue to expend substantial financial and other resources on:

•securing top quality content from leading record labels, distributors, aggregators, and other content owners or providers, as well as any rights to works contained in that content;
•our technology infrastructure, including development tools, scalability, availability, performance, security, and disaster recovery measures;
•research and development, including investments in our research and development team and the development of new features, forms of content, and other products or services;
•sales and marketing, including costs related to our field sales organization and advertising globally;
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
•maintaining and growing our relationships with podcast publishers and other creators who provide us with sources of advertising inventory that we can monetize;
•impact from the macroeconomic environment on advertisers;
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

Failure to grow our user base and to effectively demonstrate the value of our advertising offerings to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition. In addition, macroeconomic conditions have affected in the past, and may affect in the future, advertisers’ spending. See “—The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.”

Selling advertisements requires that we demonstrate to advertisers that our advertising offerings are effective. For example, we need to show that our Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because our users self-report their personal data, including gender and date of birth, the personal data we have may differ from our users’ actual information. If our users provide us with incorrect or incomplete information regarding their personal data, such as gender, age, or other attributes we use to target advertisements to users, or the data are otherwise not available to us, then we may fail to target the correct demographic with our advertising. In addition, changes to operating systems' practices and policies, such as Apple's App Tracking Transparency (“ATT”) framework, have reduced and may continue to reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. Google has announced that it will implement similar changes with respect to its Android operating system, and major web browsers, like Firefox, Safari, and Chrome, have made or may make similar changes in the future as well. These limitations have affected and may continue to adversely affect our and our advertisers' ability to effectively target advertisements and measure their performance, thereby reducing the demand or pricing for certain of our advertising products and harming our business. The impact of these changes on the overall mobile advertising ecosystem, our business, and the developers, partners, and advertisers in the ecosystem are evolving and their ultimate impact is not yet clear. Additionally, advertisers often rely on third parties to quantify the reach and effectiveness of our ad products. These third-party measurement services may not reflect our true audience or the performance of our ad products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the metrics that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Service could be adversely affected. See “—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.”

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our Ad-Supported revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. In the absence of a uniform industry standard, agencies, advertisers, and other third parties have adopted several different measurement methodologies and standards. Certain advertisers will measure the effectiveness of their advertising campaigns based on our ability to serve their ads to audiences that match their demographic data benchmarks, and our ability to meet the requirements of these third-party measurement providers may be impacted when we do not have accurate or complete user data. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards. For example, we leverage streaming ad insertion technology to improve our targeting and measurement capabilities for podcast advertising that rely on our streaming capabilities instead of using downloads as a proxy. However, the impact of the shift in measurement from downloads to real impressions on our advertising revenue is uncertain, as is its acceptance by our advertising partners or our ability to scale this technology successfully.

Further, the digital advertising industry increasingly uses data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies may not integrate with our Service and if we are unable to deploy effective solutions to monetize the device usage by our user base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend. The evolution of privacy laws, including the GDPR, CCPA, and the ePrivacy Directive (each as defined below), may also impact the way we generate revenue from advertising.

Failure to successfully monetize and generate revenues from podcasts, audiobooks, and other non-music content could adversely affect our business, operating results, and financial condition.

Delivering podcasts, audiobooks, and other non-music content involves numerous risks and challenges, including increased capital requirements, competition, and the need to develop strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal, and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. See “—We may be subject to disputes or liabilities associated with content made available on our Service.” There is no guarantee that we will be able to generate sufficient revenue from podcasts, audiobooks, or other non-music content to offset the costs of creating or acquiring this content. Failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to podcasts, audiobooks, or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion, could adversely affect our business, operating results, and financial condition.

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

We provide various services and products that enable artists, podcasters, and other creators or users to make content available on our Service. For example, creators or users can record and distribute podcasts using our podcast tools, such as Anchor, and can upload cover art and profile images. These may subject us to claims of intellectual property infringement by third parties if such creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, we have faced and will continue to face other claims relating to content that is published or made available through our products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, we are dependent on those who provide content on our Service complying with the terms and conditions of any license agreements with us, our Terms and Conditions of Use, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, we cannot guarantee that the creators and users who provide content on our Service will comply with their obligations, and any failure of creators and users to do so may materially impact our business, operating results, and financial condition. In addition, while we may avail ourselves of various legal safe harbors related to third-party content, we cannot be certain that courts will always agree that these safe harbors apply. We also face a risk that the laws related to these safe harbors or the removal of content could change. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition. See “Risk Related to

Our Operations—Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.”

Given the large volume of content that various third parties, including record labels, distributors, aggregators, podcasters, audiobook publishers, authors, live-audio creators, and our users, make available on our platform, it is challenging for us to accurately verify the legitimacy of such content and review or moderate such content to ensure that it is otherwise in compliance with our policies. In addition, advertisers may not wish to have their brand associated with certain types of content and if we cannot reliably exclude their ads from certain types of content, our business relationships may also be negatively impacted. If we fail to build and maintain an effective system to moderate the content on our platform, our users, creators, or partners may lose trust in us, our reputation may be impaired, and our business may be adversely affected. See “Risks Related to Our Operations—Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand could harm our business.”

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

To secure the rights to stream content, we enter into license agreements to obtain licenses from rights holders, such as record labels, aggregators, artists, music publishers, performing rights organizations, collecting societies, podcasters, podcast networks, audiobook publishers, authors, and other audio/video content creators, copyright owners or their agents, or obtain licenses via government-provided statutory or compulsory licenses, and pay royalties or other consideration to such parties or their agents around the world. We cannot guarantee that our efforts to obtain all necessary licenses to stream content will be successful, or that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that we are required to pay pursuant to them, may change as a result of changes in our bargaining power, the industry, laws and regulations, or for other reasons. Increases in royalty rates or changes to other terms of these licenses may materially impact our business, operating results, and financial condition.

For example, if we fail to obtain licenses to stream sound recordings from major record labels; if the rates we pay for mechanical licenses that are set by the Copyright Royalty Board increase our royalty costs; if we are unable to comply with the requirements to maintain the compulsory mechanical license in the U.S.; if we are unable to obtain blanket licenses for public performance rights on reasonable terms; if our licenses with collecting societies and our direct licenses with publishers outside of the U.S. do not provide full coverage for all of the musical compositions we make available to our users; for podcasts, audiobooks, and other non-music content, if rights holders or content providers are unwilling to provide content on reasonable terms or do not comply with the terms and conditions of our license agreements as well as our Terms and Conditions of Use, our business, operating results, and financial condition could be materially harmed.

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

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and Music and

Entertainment Rights Licensing Independent Network (“Merlin”), makes up the majority of music consumed on our Service. For the year ended December 31, 2022, this content accounted for approximately 75% of streams of audio content delivered by record labels. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power (including by leveraging their publishing affiliate) to seek onerous financial or other terms from us or otherwise impose restrictions that hinder our ability to further innovate our service offerings. We have particular issues in markets where local content is important and such local content is held by local major labels or even individual artists, making it difficult to obtain such local content at all or on economically favorable terms. In addition, publishers’ fractional ownership of shares of musical compositions enhances their market power. As a result, the loss of rights to a major publisher catalog would force us to take down a significant portion of popular repertoire in the applicable territory or territories, which would significantly disadvantage us in such territory or territories. The lack of complete metadata with respect to publisher ownership may also present challenges in taking down all the tracks that include the works of a given publisher. Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on those record labels or copyright owners or other third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service. To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

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

Many of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of our license agreements also include anti-steering, non-discrimination, and so-called “most favored nations” provisions, which require certain material terms to be no less favorable than those provided in our agreements with any other similarly situated licensor. If triggered, these provisions could cause our payments or other obligations under those agreements to escalate. Additionally, some of our license agreements require consent to undertake certain business initiatives and, without such consent, our ability to undertake or continue operating new business initiatives may be limited. This could hurt our competitive position.

If we materially breach any obligations set forth in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to legal or injunctive remedies (including monetary liability), and/or rights holders could impede our business by withholding content, discounts and bundle approvals, and the rights to launch new service offerings, and could ultimately terminate our rights under such license agreements, any of which could have a material adverse effect on our business, operating results, and financial condition. We have entered into settlement agreements requiring us to make substantial payments in the past, and may do so in the future, as a result of claims that we are in breach of certain provisions in, or have exceeded the scope of, our license agreements.

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

From time to time, we accrue royalties based on management estimates of the rates that will apply while we negotiate license agreement renewals or while the Copyright Royalty Board’s determination of the royalty rates for the applicable mechanical rights in the United States is pending. The rates set by the Copyright Royalty Board are also subject to further change as part of future Copyright Royalty Board proceedings. Changes to these estimates could either benefit or adversely affect our results of operations and financial condition. See Note 25 to our consolidated financial statements included in this report for further information.

Financial commitments required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements contain minimum guarantees or require other financial commitments. As of December 31, 2022, we have estimated future financial commitments of €1.4 billion under license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) as well as license agreements for podcasts. Such financial commitments related to our content acquisition costs are not always tied to our revenue and/or user growth forecasts (e.g., number of users, active users, Premium Subscribers) or the number of sound recordings and musical compositions or podcasts used on our Service. We may also be subject to financial commitments to rights holders with respect to certain strategic partnerships we enter into that on occasion do not produce all of the expected benefits. Accordingly, our ability to achieve and sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased sales of Premium Service and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements for sound recordings and musical compositions that contain minimum guarantees is frequently between one and three years, but our Premium Subscribers may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition or retention do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our Premium Service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such financial commitments. In addition, the fixed cost nature of these financial commitments may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

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

In the United States, we also relied on the assistance of third parties to issue notices of intent to obtain a compulsory license under Section 115 of the Copyright Act to those copyright owners with whom we did not have a direct license agreement. Following the enactment of the Music Modernization Act (“MMA”), for the period between October 2018 and December 31, 2020, to the extent we did not have a direct license and could not locate the owner of a composition, the law provides a limitation of liability under which our only liability for the reproduction and/or distribution of such compositions is the royalty rate set by the U.S. Copyright Royalty Board. That limitation of liability is contingent upon following various procedural steps outlined in the MMA and there is a risk that we can be found to not have properly followed those steps (which could expose us to the risk of increased financial liability in litigations). Beginning on January 1, 2021, the MMA provides a blanket license to reproduce and/or distribute musical compositions on our service. See “—We depend upon third-party licenses for most of the content we stream and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.”

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

Our ability to provide our Service is dependent upon our ability to license intellectual property rights to audio content, including sound recordings, any musical compositions embodied therein, podcasts, and audiobooks, as well as visual and related content, such as music videos, clips, album cover art, artist images, and any other media assets that content providers can add or provide with their content. Various laws and regulations govern the copyright and other intellectual property rights associated with audio and visual content, including sound recordings, musical compositions, and video content streaming. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. See “—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.” While we may often be able to seek indemnities from our licensors with respect to infringement claims that may relate to the content they provide to us, such indemnities may not be sufficient to cover the associated liability if the licensor at issue does not have adequate financial resources. Moreover, we are subject to claims of intellectual property infringement from content that artists, podcasters, and other creators or users make available on our Service. See “—We may be subject to disputes or liabilities associated with content made available on our Service.”

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation. We may not be able to assert counterclaims against parties that sue us for patent or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in territories where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

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

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the intellectual property rights underlying our products and services. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee or third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These measures may only offer limited protection and, moreover, are constantly evolving to meet the expanding needs of our business. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features, make unauthorized use of original content we make available on our platform, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient, or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned.

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

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names, and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

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

Moreover, our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our Service must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission (the “FCC”) voted to repeal prior “open internet rules,” which included bright-line provisions prohibiting internet service providers from blocking lawful internet content, throttling such content, or engaging in paid prioritization, as well as a general conduct standard barring such providers from unreasonably interfering with or disadvantaging online content providers’ access to end users and end users’ access to online content, and directing providers to rely instead on disclosure obligations backed by Federal Trade Commission enforcement. Several states have imposed their own open internet protections modeled on the repealed bright-line provisions, although internet service providers have filed lawsuits challenging such measures, and additional challenges are likely. Similarly, the European Union (the “EU”) currently requires equal access to internet content, but as part of the EU’s Digital Single Market initiative and the implementation of the European Electronic Communications Code at the national level, EU Member States may impose network security and disability access obligations on “over-the-top” services such as those provided by us. If the FCC does not reinstate open internet rules beyond disclosure requirements and state laws fail to provide comparable protections, or if the EU modifies its own open internet rules, broadband service providers may be able to limit our users’ ability to access our Service or make it a less attractive alternative to our competitors’ applications, and our business, operating results, and financial condition would be seriously harmed.

We may not successfully cultivate relationships with key industry participants or comply with the requirements of various operating systems, online platforms, hardware, networks, regulations, and standards on which our products and services depend, and failure to do so could result in serious harm to our business and user retention, growth, and engagement.

Failure to maintain the integrity of our technology infrastructure and systems or the security of confidential information could result in civil liability, statutory fines, regulatory enforcement, and the loss of confidence in us by our users, advertisers, content providers, and other business partners, all of which could harm our business.

Techniques used to disrupt operations and gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to our technology infrastructure and systems or to confidential information, including but not limited to proprietary business information and data about our users, business partners, and employees, such as payment card or other sensitive personal data. Our products and services, which are supported by our own technology and systems and those of third parties, are vulnerable to software bugs, computer “hackers,” malicious code (such as malware, viruses, internet worms, and ransomware), employee theft, malfeasance, break-ins, misuse or error, phishing, password spraying, credential stuffing attacks, attempts to overload servers with denial-of-service or other attacks, and similar disruptions, any of which could cause operational disruption or unauthorized access to, corruption, or loss of confidential information such as personal data. We may face threats from a range of threat actors that threaten the technology and systems that we and/or our third-party providers manage and protect. Third parties have in the past and may in the future attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information, such as user names, passwords, or other information, or otherwise compromise the security of our technology infrastructure, networks, and/or physical facilities. Security issues have in the past, and may in the future, arise in cases where our personnel, agents, or processors fail to follow our policies or otherwise act inappropriately.

We and certain of our third-party providers have been subject to cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. Because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to experience cyberattacks and security incidents in the future. Cyberattacks and incidents are expected to accelerate in both frequency and impact as threat actors are becoming increasingly sophisticated in using techniques that circumvent security controls, evade detection, and even remove forensic evidence, which means that we may be unable to detect, investigate, contain or recover from future attacks or incidents in a timely or effective manner. Moreover, our Work from Anywhere program may impact our ability to protect against cyber incidents as our workforce connects from a mix of physical office space and home options, which presents additional opportunities for threat actors to engage in social engineering (for example, phishing) and to exploit vulnerabilities in non-corporate networks. We cannot assure you that the systems and processes that we have designed (or that third parties have designed) to protect our data and our users’ data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

If an actual or perceived breach of security or disruptive attack occurs in relation to our systems or a third party’s systems, we may face actions against us by governmental entities (in particular given regulators' increased focus on companies' cybersecurity vulnerabilities and risks), data protection authorities, consumers, or others that could result in enforcement, litigation (including class actions) and financial losses, and the public perception of our security measures could be diminished and our reputation harmed, all of which would negatively affect our ability to attract and retain users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We would also have to expend significant resources to mitigate the breach or attack and upgrade our security systems, and potentially notify affected users and relevant data protection and regulatory authorities. In addition, any losses, costs or liabilities may not be covered by, or may exceed the coverage limits of, any or all of our applicable insurance policies. A significant data breach or cybersecurity-related disruption experienced by service providers that are critical to our operations and/or are acting as our data processors (i.e., processing personal data on our behalf) would raise similar risks and obligations. Any of these events could have a material adverse effect on our business, operating results, and financial condition and could cause our stock price to drop significantly.

Our products are highly technical and may contain undetected errors, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Many of the products we offer are highly technical and complex. These products or any other product we may introduce in the future may contain undetected hardware errors, software bugs, and other vulnerabilities. These errors, bugs, and vulnerabilities can manifest in any number of ways in our products, including through diminished performance, security incidents, malfunctions, service disruptions, or even permanently disabled products. We have a practice of rapidly updating our products, and as a result some errors, bugs, or vulnerabilities in our products may be discovered only after a product has been used, and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors or functionality problems in our products, including rendering our products inoperable by some users. Our products operate in conjunction with, and we are dependent upon, third-party products and services, and any error or bug in one of these third-party products or services could thwart our users’ ability to access our products and services, present a security vulnerability, and harm our reputation. For example, in December 2021, “log4j” was widely reported in the media as a third-party software vulnerability that affected many companies that utilized the Apache java library for various logging purposes. Additionally, any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue, impact the stability or accuracy of our user metrics or other estimates, and expose us to claims for damages, any of which could seriously harm our business. See “Risks Related to Our Metrics—Failure to effectively manage and remediate attempts to gain or provide unauthorized access to certain features of our Service could have an adverse impact on our business, operating results, and financial condition.” Additionally, errors, bugs, or other vulnerabilities may—either directly or if exploited by third parties—affect our ability to make accurate royalty payments. See “Risks Related to Securing the Rights to the Content We Stream—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.”

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

We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. For instance, Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP, currently rely on GCP for the vast majority of our primary data storage (including personal data of users and audio data licensed from rights holders) and computing, and any transition of our GCP operations to another cloud provider would incur significant time and expense. Both our own systems and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, droughts, extreme temperatures, ambient temperature increases, power loss, telecommunications failures, cyberattacks, and similar events. Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Our own systems and those of third parties are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, war or prolonged conflict, global pandemics and other public health crises, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and unauthorized access to, or alteration of, the content and data contained in our systems or stored by third parties and delivered on our behalf.

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

We are an international company that is registered under the laws of Luxembourg, with offices and employees around the world and our Service available in 184 countries and territories. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws and regulations in different countries that involve matters central to our business, including privacy, data protection, content, intellectual property, advertising and marketing, competition, protection of minors, consumer protection, automatic subscription renewals, credit card processing, foreign exchange controls, and taxation. These laws and regulations may be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. Additionally, the introduction of new products or services, expansion of our activities in certain jurisdictions, entry into new jurisdictions, or other actions that we may take may subject us to additional laws and regulations. These laws and regulations, as well as any associated claims, inquiries, or other government actions, may subject us to increased operating costs, delays or impediments in our business activities, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, based on the Directive on Copyright in the Digital Single Market, EU Member States are implementing new rules on copyright protection, including rules on fair remuneration for use of copyrighted content and obligations on online content-sharing service providers, which could also impact our costs or the conditions for users to access licensed content. The European Commission also is considering changes in net neutrality policy that could permit internet service providers to impose new fees on online service providers like us, in the name of sharing network-related costs. In the United States, the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act could change or decrease over the next few years, including as a result of a case currently before the U.S. Supreme Court. This could result in increased liability for content moderation decisions and third-party content posted on our Service and higher litigation costs. Certain jurisdictions have implemented or are contemplating implementing laws that may negatively impact our automatic renewal structure or our free or discounted trial incentives. Additionally, a number of regulatory initiatives that have been proposed to tackle the way platforms and digital services providers operate could generate operational and technical costs of compliance. In November 2022, the EU Digital Services Act (“DSA”) came into force, and the majority of the DSA’s substantive provisions will take effect between 2023 and 2024. Among other requirements, it sets forth rules on potential liability for services for content on our platform and on transparency measures and reporting. The DSA may increase our compliance costs and require changes to our processes and operations. Other jurisdictions may seek to enact regulations that mirror the DSA or otherwise conflict with it. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

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

We are subject to various laws relating to the collection, use, retention, security and transfer of personal data, including the General Data Protection Regulation (“GDPR”), which imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, and cross-border data transfers for entities collecting and/or processing personal data of EU residents and significant penalties for non-compliance (up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). Following the United Kingdom’s (“UK”) departure from the EU, we are subject to UK data protection law, which imposes obligations and penalties similar to the GDPR. We are also subject to the evolving regulatory guidance, judicial decisions, and legislative developments on transfers of personal data from the EU and UK to other jurisdictions. We are subject to Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), which requires entities to obtain informed and freely given consent for the placement of cookies and similar technologies on a user’s device. We are also subject to Brazilian data protection law that imposes similar requirements to GDPR on the collection and processing of data of Brazilian residents, as well as penalties for non-compliance (up to 2% of the Brazil-sourced income for the preceding financial year, limited to approximately $9.5 million per infraction, with the possibility of a daily fine to compel the cessation of violations). We are also subject to the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020 and imposes heightened transparency obligations, adds restrictions on the “sale” of personal information, and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance (up to $7,500 per intentional violation and $2,500 per other violation). California consumers also have a private right of action under the CCPA with respect to certain data breaches and can recover civil damages of up to $750 per incident, per consumer or actual damages, whichever is greater. In 2023, we will be subject to four new U.S. state privacy laws and the amended CCPA, which creates additional compliance obligations around user choice, data subject rights, and transparency, among others.

We rely on data transfer mechanisms permitted under the GDPR and UK regime, including the Standard Contractual Clauses. Recent European case law and regulatory guidance have imposed additional requirements when relying on the Standard Contractual Clauses, including requiring the use of the substantively updated version for transfers from the EU that was issued by the European Commission in June 2021. Ensuring we can continue to transfer EU personal data outside of the

European Economic Area (and UK personal data outside of the UK) in compliance with new regulatory guidance, judicial decisions, and legislative developments may require us to expend significant resources.

New laws in jurisdictions where we operate, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may require that we expend considerable resources to meet these requirements and may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized content to our users and offer advertising and promotional opportunities to users on the Service.

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

Additionally, we receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, relationships with record labels, publishers, artists, and other copyright owners, content on our Service, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, employee matters, the actions of our advertisers or strategic partners, the actions of our developers whose services are integrated with our products or services, the actions of our users, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation and brand. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

We are subject to risks associated with increased scrutiny of environmental, social, and governance matters.

Increased attention to climate change and other environmental, social, and governance (“ESG”) issues, as well as societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs (including but not limited to costs related to compliance, stakeholder engagement, and contracting), impact our reputation, or otherwise affect our business performance. We have to date and may in the future continue to take certain actions, including the establishment of ESG-related goals or targets, to address ESG issues. For example, in late 2021, we announced our intention to reach net zero emissions by the end of 2030 through a variety of ways, including joining external coalitions and initiatives. However, achieving our goals or targets is subject to risks and uncertainties and depends on numerous conditions, some of which are outside our control. There can be no assurances that our commitments will be achieved in the manner we currently intend or at all, and any failure (or perceived failure) to meet such commitments may adversely impact our relationship with certain stakeholders.

We have also elected to share publicly our corporate ESG initiatives in our annual Equity and Impact Report. However, certain statements in those voluntary disclosures may be based on expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring, and reporting on many ESG matters. Such disclosures may also be at least partially reliant on third-party information that we have not independently verified. Our business may face increased scrutiny related to these activities, including from the investment community, and our failure to make progress in these areas on a timely basis, or at all, could adversely affect our brand and reputation. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Although we expect that our commitment to ESG-based values will improve our financial performance over the long term, these decisions may not be consistent with the expectations or preferences of certain investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

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

We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, including but not limited to the Payment Card Industry Data Security Standard, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these rules or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if we are in compliance with such rules or requirements, such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions. Certain payment card associations and U.S. states have proposed or promulgated additional requirements for trial offers for subscription services and automatic renewal subscription services, which may hinder our ability to attract or retain Premium Subscribers.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could adversely affect our business, operating results, and financial condition. If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

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

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing products or services, expand into additional markets around the world, improve our infrastructure, or acquire complementary businesses and technologies. Accordingly, we have in the past engaged, and may in the future engage, in equity and debt financings to secure additional funds. We cannot be certain that additional funds and financing will be available on reasonable terms when needed or at all, and our ability to secure funding may be affected by macroeconomic conditions including rising inflation and interest rates, geopolitical conflict, tighter credit, currency fluctuations, and changes to fiscal monetary policy. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth, acquire or retain users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in Euros, could be adversely affected.

Our international operations expose us to the effects of fluctuations and volatility in currency exchange rates. We incur expenses for employee compensation, property leases, and other operating expenses in the local currency, and an increasing percentage of our international revenue is from users who pay us in currencies other than U.S. dollars and Euros, including the Swedish Krona, the Australian dollar, and the British Pound Sterling. In addition, while we incur royalty expenses primarily in U.S. dollars and Euros, the corresponding revenues are being generated in local currencies and, as such, the multiple currency conversions are affected by currency fluctuations, which may result in losses to us. We have experienced fluctuations in the exchange rates between the Euro and other currencies that impact expenses as well as revenue, and consequently have a negative impact on margin and the reported operating results. To date, we have engaged in select hedging strategies related to foreign exchange risk stemming from our operations. These strategies include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions, including adverse economic conditions caused by the continuing effects of the COVID-19 pandemic, rising inflation and interest rates, the continued conflict between Russia and Ukraine, and supply chain disruptions, and their impact on levels of advertising spending. Advertiser expenditures are negatively impacted by overall economic conditions, and reductions in advertising spending could have a material adverse impact on our business, operating results and financial condition.

In addition, challenging economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of users who purchase our Premium Service and alter the spending patterns or priorities of current and prospective users. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business.

We are currently operating during a period of economic uncertainty and cannot predict the timing, strength, or duration of economic downturns. To the extent general macroeconomic conditions remain uncertain or worsen, our business may be harmed. Current and potential users may reduce or postpone spending or choose not to purchase or renew subscriptions to our products, which they may consider discretionary. Inflation has the potential to adversely affect our liquidity, business, operating results, and financial condition by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuations in foreign currency exchange rates, and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases, which could materially and adversely affect our business, operating results, and financial condition.

Risks Related to Our Metrics

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to, our monthly active users (“MAUs”), Ad-Supported MAUs (as defined below), Premium average revenue per user (“ARPU”), and Premium Subscribers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our Service is used across large populations globally. For example, we believe that while there are individuals who have multiple Spotify accounts, which we treat as multiple users for purposes of calculating our active users, there are also Spotify accounts that are used by more than one person. Accordingly, the calculations of our active users may not reflect the actual number of people using our Service. The methodologies used to measure our key metrics require significant judgment and design inputs as well as technical tools that are susceptible to human error, technical errors, bugs, or other vulnerabilities, including those in hardware devices, operating systems, or other third-party products or services on which our Service relies. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology, including improvements in our ability to identify and/or address previously undetected undesirable user behaviors. We cannot assure you that our efforts to improve our estimates of user base and to identify and/or address undesirable user behaviors will be successful, and these efforts could result in the removal of certain user accounts and/or a reduction in MAUs or other metrics.

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

We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for content providers and/or rights holders or to influence placement of content on Spotify-created playlists or industry charts. Attempted stream manipulation may involve creating non-bona fide user accounts or content or using compromised passwords to access legitimate user accounts. For example, we have detected instances of botnet operators creating non-bona fide user accounts or hackers using passwords compromised as a result of a data breach on a non-Spotify service to access legitimate user accounts and streaming specific content repeatedly, thereby generating royalties each time the content is streamed or increasing its visibility on our or third-party charts. We use a combination of algorithms and manual review by employees to detect artificial streams and aim to remove such artificial streams or non-bona fide user accounts created for the above purposes and filter them out from our metrics on an ongoing basis, as well as to require users to reset passwords that we suspect have been compromised. However, we may not be successful in detecting, removing, and addressing all artificial streams and any related user accounts. If we fail to successfully detect, remove, and address artificial streams and associated user accounts, it may result in the manipulation of our data, including the key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with rights holders and advertisers. In addition, once we detect and mitigate artificial streams and associated user accounts, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect key performance indicators and undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

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

Risks Related to Our Indebtedness

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, operating results, and financial condition, and impair our ability to satisfy our obligations under the Exchangeable Notes.

As of December 31, 2022, we had $1,500 million principal amount of indebtedness as a result of the 0% Exchangeable Senior Notes due 2026 (“Exchangeable Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, operating results, and financial condition by, among other things:

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
•    diluting the interests of our existing shareholders as a result of issuing ordinary shares upon exchange of the Exchangeable Notes; and
•    placing us at a possible competitive disadvantage with competitors that are less leveraged than we are or have better access to capital.

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

Under the applicable accounting treatment, the Exchangeable Notes could adversely affect our reported financial condition and results.

The Exchangeable Notes have been designated at fair value through profit and loss using the fair value option in accordance with IFRS. Under this treatment, the exchange feature contained in the Exchangeable Notes is reflected in the overall fair value of the Exchangeable Notes, which is marked-to-market at the end of each reporting period. For each financial statement period while the Exchangeable Notes remain outstanding, a gain or loss will be reported in our consolidated statement of operations to the extent the fair value changes from the end of the previous period, except that changes in fair value due to changes in our credit risk will be presented separately in other comprehensive income. The gains and losses relating to the Exchangeable Notes may be significant. Accordingly, this accounting treatment may subject our reported net income (loss) and our financial position to significant variability. Furthermore, if a fundamental change occurs, we may be required in accordance with IFRS to reclassify the carrying value of the Exchangeable Notes as a current, rather than a non-current, liability. This reclassification could be necessary even if no noteholder actually requires us to repurchase their Exchangeable Notes and could materially reduce our reported working capital. Amendments to International Accounting Standard (“IAS”) 1, which will become effective during the term of the Exchangeable Notes, would also require us to reclassify the Exchangeable Notes as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes.

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. The determination of the provision for income taxes and other tax liabilities involves the interpretation of tax legislation and often the application of significant judgment to complex issues. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves recorded on the balance sheet. We have initiated and are in negotiations of an Advance Pricing Agreement between Sweden and the United States governments for tax years 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to our consolidated financial statements. We believe that our tax positions, including our assumptions, judgments, and estimates within, are reasonable. However, tax authorities in certain jurisdictions may disagree with our position, including any judgements or estimates used. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax as well as penalties and interest related thereto in excess of any reserves established, which may have a significant impact on our results and operations and future cash flow.

We may not be able to utilize all, or any, of our net operating loss carry-forwards.

We have significant net operating loss carry-forwards in Sweden and the United States. As of December 31, 2022, we had net operating loss carry-forwards of €195 million in Luxembourg, €1,359 million in Sweden, €214 million in the United States relating to federal taxes, €248 million in the United States relating to state taxes, and €118 million in other foreign jurisdictions. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

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

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the year ended December 31, 2022, we recorded a social cost benefit related to share-based compensation of €64 million compared to a €32 million benefit for the year ended December 31, 2021.

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

Approximately 20% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options or the vesting of our restricted stock units (“RSUs”). They accounted for a total of 2,401,797 in vested options as of December 31, 2022 compared to a total of 1,761,039 in vested options as of December 31, 2021. We cannot accurately predict how many of their vested options will remain outstanding. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

Given our levels of share-based compensation, our effective tax rate may vary significantly depending on our share price.

The tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. When the tax deduction related to equity compensation in the period is greater than the accounting expense for those awards, the resulting excess tax benefits will be presented in equity. This means that although these excess benefits reduce our taxable income and our current tax liability, the benefit is reflected in equity rather than in the consolidated statement of operations. There can be periods when our current tax liability is nil but we disclose an income tax expense in the consolidated statement of operations (with an offsetting credit in equity).

These tax effects are dependent on our share price and level of exercises in a period, which we do not control and could significantly impact our effective tax rate and adversely affect our operating results.

Changes to tax laws in any of the jurisdictions in which we operate, including new proposals on taxing digital companies and the ongoing work by the Organization for Economic Cooperation and Development (the "OECD"), could have a material adverse effect on our business, operating results, and financial condition.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, the Inflation Reduction Act recently enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded (or deemed funded) by certain United States affiliates. In addition, effective in 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Internal Revenue Code Section 174. Finally, various governments and organizations such as the EU and the OECD are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue, such as the imposition of taxes in connection with certain digital services.

In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion ("GloBE") Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 135 member countries of the OECD / G20 Inclusive Framework on BEPS have signed onto a political agreement on the key parameters of the two pillars, which was reached in October 2021. This agreement targeted completion of the work by the members in 2022, and law enactment to take effect, generally, in 2023 with applicability from fiscal years beginning on or after December 31, 2023. On December 20, 2021, the OECD published model rules to implement the GloBE rules and released commentary to those rules in March 2022. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the GloBE rules in a manner consistent with the agreement reached in October 2021. EU Member States recently adopted a directive that implements the GloBE rules in the EU. Luxembourg as an EU Member State will be required to transpose the directive into domestic legislation by the end of 2023, with application as of 2024. Work on Pillar One is continuing and is now targeting completion by mid-2023 for entry into force as of 2024. Certain components of Pillar Two are still being worked on. These changes, if and when agreed and enacted by various countries in which we do business, may increase our taxes in these countries. The timing and ultimate impact of any such changes on our tax obligations is uncertain.

Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our business, operating results, and financial condition, including changing the amount and recognition of our deferred tax assets and liabilities.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2022, nor that we will be a PFIC in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each holder of our ordinary shares should consult such holder’s tax advisor as to the potential effects of the PFIC rules.

If a United States person is treated as owning at least 10% of our ordinary shares, such shareholder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether or not we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Risks Related to Owning Our Ordinary Shares

The trading price of our ordinary shares has been and will likely continue to be volatile.

The trading price of our ordinary shares has been and is likely to continue to be volatile. In 2022, the trading price of our ordinary shares ranged from $71.05 to $244.16. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

•quarterly variations in our results of operations or those of our competitors;
•the accuracy of our financial guidance or projections;
•our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;
•the overall performance of the equity markets, including fluctuations due to general economic uncertainty or negative market sentiment;
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

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. As of December 31, 2022, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 31.7% and 42.6% of the combined voting power of all of our outstanding voting securities, respectively (or 74.3% in the aggregate). See “Item 7.A. Major Shareholders.” We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to Mr. Ek up to 20 beneficiary certificates for each ordinary share he receives upon the exercise of outstanding warrants, of which he currently holds 800,000. See “Item 6.B. Compensation—Compensation Discussion & Analysis—Warrants.” Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business.

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

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulates disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares, and such sales will not be required to be disclosed as promptly as sales made by key executives of companies organized within the United States. Accordingly, once such sales are eventually disclosed, our ordinary share price may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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
We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our registered office is located at 5, place de la Gare L-1616, Luxembourg, Grand Duchy of Luxembourg, and our principal operational office is located at Regeringsgatan 19, 111 53 Stockholm, Sweden. Our agent for U.S. federal securities law purposes is Eve Konstan, General Counsel, 150 Greenwich Street, 63rd Floor, New York, New York 10007.
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
On March 29, 2021, we acquired Betty Labs Incorporated for a total purchase consideration of €57 million. The acquisition allows us to accelerate our entry into the live audio space.
On June 17, 2021, we acquired Podz, Inc., a technology company focused on the podcast discovery experience, for a total purchase consideration of €45 million. The acquisition allows us to complement and accelerate our focused efforts to drive podcast discovery, deliver listeners the right content at the right time, and accelerate growth of the podcast category worldwide.
During February 2022, we acquired In Defense of Growth Inc. ("Podsights") and Chartable Holding, Inc. ("Chartable") to provide improved podcast ad measurement and analytics services for a total purchase consideration of €83 million. These acquisitions allow us to expand and scale our podcast monetization and product offering for advertisers and publishers.
On June 15, 2022, we acquired Findaway World, LLC (“Findaway”), a digital audiobook distribution platform, for a total purchase consideration of €117 million. This acquisition allows us to accelerate our audiobook content offering.
On July 11, 2022, we acquired Sonantic Limited ("Sonantic"), an artificial intelligence voice platform, for a total purchase consideration of €93 million. This acquisition allows us to expand text-to-speech capabilities across our platform.
See Note 5 to our consolidated financial statements included elsewhere in this report.
B. Business Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by it.
We are the world's most popular audio streaming subscription service with a community of 489 million MAUs, including 205 million Premium Subscribers, across 184 countries and territories as of December 31, 2022.
Music Industry Growth Continues to be Led by Streaming
Following more than 10 years of decline as the industry transitioned from physical product sales to streaming access models, the global recorded music business hit its digital inflection point in 2015 and has grown ever since. According to the International Federation of the Phonographic Industry, global recorded music industry revenues grew 18% to $26 billion in 2021, following on growth of 7% in 2020, 8% in 2019, 10% in 2018, 8% in 2017, 9% in 2016, and 4% in 2015. Industry-wide streaming revenues grew 24% in 2021, accounting for over 65% of global recorded music industry revenues.
As the world's most popular global audio streaming subscription service, we are a key driver of global recorded music revenue growth. Through December 31, 2022, we have paid more than €34 billion in royalties to certain record labels, music publishers, and other rights holders since our launch. In 2022, our expenses for rights holders grew by 21% compared to the prior year, making us one of the largest engines for revenue growth to artists and labels in the music industry.
Spotify is the World's Most Popular Audio Streaming Subscription Service
Spotify has transformed the way people access and enjoy music and podcasts. Today, millions of people around the world have access to over 100 million tracks and 5 million podcast titles through Spotify whenever and wherever they want. During 2022, we launched a first iteration audiobook listening experience in select markets where people have access to more than 300,000 audiobooks.
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
Spotify is more than an audio streaming service. We are in the discovery business. Every day, fans from around the world trust our brand to guide them to entertainment that they would never have discovered on their own. If discovery drives customer satisfaction, and customer satisfaction drives engagement, and engagement drives discovery, we believe Spotify wins and so do our users. Our brand reflects culture—and occasionally creates it—by turning vast and intriguing listening data into compelling stories that remind people of the role music, podcasts, and other audio content play in their lives and encourage new fans to join Spotify each week.
Building a Two-Sided Marketplace
We continue to build a two-sided marketplace for users and creators, which leverages our relationships, data analytics, and software. We have been instrumental in reshaping the way in which our users enjoy, discover, and share audio content. With our marketplace strategy, we are empowering creators by offering unique insights and developing new tools designed to give creators more power and control and by unlocking new monetization opportunities for creators. Spotify is uniquely positioned to offer creators and fans access to one another, and to provide creators with analytics and tools to help them better understand their fans, to support themselves, and to effectively monetize their creative work.
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
We are currently in 184 countries and territories. On a geographic basis, all four of our major regions are growing. Europe is our largest region with 148 million MAUs, accounting for 30% of our total MAUs as of December 31, 2022, an increase of 9% from the prior year. In our North America region, MAUs increased by 9% from December 31, 2021 to December 31, 2022 and now account for 21% of our MAUs. Our two fastest growing regions are Latin America, with 21% of our MAUs, an increase of 19% from December 31, 2021 to December 31, 2022, and the rest of the world, with 28% of our MAUs, an increase of 50% from December 31, 2021 to December 31, 2022.
Our Ad-Supported Users and Premium Subscribers spend significant time engaging with our Service. Combined, our audience streamed 132 billion hours of content for the year ended December 31, 2022, an increase of 20% compared to the year ended December 31, 2021.
Premium Service
Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog of music and podcasts. Premium Subscribers can also purchase audiobooks on an á la carte basis in select markets. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices. The Premium Service offers a music listening experience without commercial breaks.
We generate revenue for our Premium segment through the sale of subscriptions to the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
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
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded payment options.
Revenue from our Premium segment is a function of the number of Premium Subscribers who subscribe to our Premium Service. As of December 31, 2022 and 2021, we had 205 million and 180 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth also is driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
Ad-Supported Service
Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, and compatible mobile devices. Ad-Supported Users can also purchase audiobooks on an á la carte basis in select markets. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period ("Insertion Order"). Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis.
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
In February 2021, we announced the Spotify Audience Network (“SPAN”), an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Anchor. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Some of these agreements require us to share associated revenues and can include minimum guarantees.
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

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of hundreds of independent record labels. These agreements require us to pay royalties and, in some circumstances, make minimum guaranteed payments. They also often include marketing commitments, advertising inventory, financial and data reporting obligations, and numerous prescriptions about the manner in which the Spotify service is operated. Rights to sound recordings granted pursuant to these agreements accounted for approximately 75% of streams of audio content delivered by record labels for the year ended December 31, 2022. Generally, these license agreements have a multi-year duration, are not automatically renewable, and apply worldwide. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms, and in some situations that could constitute a “change of control” of Spotify. These agreements provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, some agreements contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with other record labels. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Financial commitments required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”

We also have direct license agreements with hundreds of independent labels, as well as companies known as “aggregators” (for example, CDBaby, Distrokid, and TuneCore). The majority of these agreements have a multi-year duration, are generally automatically renewable, and apply worldwide (subject to agreement on rates with certain rights holders prior to launching in new territories) but others, with local repertoire, are limited to specific territories. These agreements have financial and data reporting obligations and audit rights.

We also offer marketplace programs, some of which may result in a discounted recording royalty rate.

Musical Composition License Agreements with Music Publishers
We generally obtain licenses for two types of rights with respect to musical compositions: mechanical rights and public performance rights.
With respect to mechanical rights, in the United States, the rates that the Copyright Royalty Board set apply both to compositions that we license under the compulsory license in Section 115 of the Copyright Act and to a number of direct licenses that we have had with music publishers for U.S. rights, in which the applicable rate is generally pegged to the statutory rate set by the Copyright Royalty Board. In January 2021, we obtained a new blanket license available under U.S. law, administered by an entity called the Mechanical Licensing Collective. The Copyright Royalty Board set the rates for the Section 115 compulsory license for calendar years 2018 to 2022 in proceedings known as the “Phonorecords III Proceedings,” issuing its final written determination in November 2018. In March 2019, Google, Amazon, Pandora, and we each filed an appeal of the Copyright Royalty Board’s determination. In August 2020, the D.C. Circuit Court of Appeals vacated the Copyright Royalty Board’s determination and remanded for further proceedings. On July 1, 2022, the Copyright Royalty Board issued its initial ruling to set those rates in light of the D.C. Circuit’s opinion. That ruling will need to be adapted into regulations, which, when issued by the U.S. Copyright Office, will become law. Until the final rates are determined, our recorded royalty costs will be based on management estimates of the rates that will apply. The rates set by the Copyright Royalty Board are also subject to further change as part of future Copyright Royalty Board proceedings.
In 2022, the proceedings known as “Phonorecords IV Proceedings” began to set the rates for the Section 115 compulsory license for calendar years 2023 to 2027. In August 2022, we and other service providers reached an agreement in principle with publisher organizations for these rates and terms and asked the Copyright Royalty Board to adopt those rates and terms on an industry-wide basis. In December 2022, the Copyright Royalty Board issued final regulations adopting the parties' proposed rates and terms on an industry-wide basis for the Phonorecords IV period.
In the United States, public performance rights are generally obtained through intermediaries known as performing rights organizations (“PROs”), which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. We have obtained public performance licenses from, and pay license fees to, the major PROs in the United States—ASCAP, BMI, GMR, and SESAC—among others. These agreements have music usage reporting obligations on Spotify and typically have one to four-year terms, and are limited to the territory of the United States and its territories and possessions.
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

Podcast License Agreements with Podcasters and Podcast Networks

With respect to podcasts for which we obtain distribution rights directly from rights holders, we either negotiate licenses directly with individuals or entities or obtain rights through our owned and operated platforms, such as Anchor,

Soundtrap for Storytellers, and Spotify for Podcasters, that enable creators to post content directly to our Service after agreeing to comply with the applicable terms and conditions.

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

Audiobook License Agreements with Audiobook Publishers and Authors

With respect to audiobooks for which we obtain distribution rights directly from rights holders, we either negotiate licenses with audiobook publishers or authors or obtain rights through our owned and operated platform, Findaway Voices, that enables creators to post content directly to our Service after agreeing to comply with the applicable terms and conditions. In addition, we obtain the rights to produce and distribute audiobooks from book publishers and authors.

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
•audiobook content providers, such as Amazon’s Audible, Apple Books, Google Audiobooks, Librivox, Kobo Audiobooks, Downpour, Storytel, and BookBeat, for the rights to distribute content and time and attention of our users;
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

Additionally, competition to attract and retain qualified personnel has historically been intense, especially for software engineers, designers, and product managers. We seek to compete by offering robust compensation, benefits, health, safety and wellness programs, and cultivating a diverse, inclusive culture.

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

Talent Development

We enable and empower our employees by offering a number of learning opportunities through a variety of platforms and delivery methods, including face-to-face sessions, virtual and online sessions, and podcasts. We also host onboarding events and programs for new employees to meet other new employees and hear from leaders from around the world, including our global leadership team. We provide development opportunities for both new and seasoned managers to learn how to lead, inspire their direct reports and peers, and shape organizational culture. In 2022, we celebrated one year with our internal talent marketplace that has helped us increase development opportunities and talent movement within the company.

Compensation and Benefits
We provide competitive compensation for our employees and a range of flexible benefits, including a tailored incentive mix program, giving our employees the flexibility to choose the incentive mix that best works for them, an industry-leading parental leave policy, flexible public holidays, and one full day of paid time off a year for our employees to give back to social causes of their choice. We continue to embrace our Work from Anywhere program adopted in 2021 that allows most employees to elect their work location from physical office space and home mix options.

Health, Safety, and Wellness

We provide our employees and their families with robust healthcare benefits and a variety of mental health and wellness programs. Through Heart & Soul, our global mental health initiative, we focus on raising awareness and building knowledge, enabling self-care and professional support, and normalizing the conversation around mental health issues.

Diversity, Inclusion, and Belonging

We are dedicated to fostering a workplace free from discrimination and a culture built on the principle of inclusion. Our Diversity, Inclusion & Belonging team focuses on accelerating diversity, fostering inclusive leadership, enabling good mental health, co-designing equitable ways of working, building a culture of allyship, and amplifying a sense of belonging. During 2022, we continued to implement our inclusive hiring strategy to ensure that we are building a diverse team by attracting and retaining talent from historically marginalized and underestimated backgrounds. To do this, we identified clear goals, designed education for inclusive hiring practices, and introduced multiple bias interrupters into the recruiting process. In addition, we expanded our efforts to increase racial equity with a commitment to raising awareness and providing education opportunities, among other cross-functional efforts. We also continue to support a growing number of Belonging Communities (formerly known as Employee Resource Groups) that help foster belonging and inclusion for our historically marginalized and/or underrepresented talent.

See “Item 6.D. Employees” for more information about our employees.

Environmental Sustainability

We strive to be part of the solution for addressing the climate crisis through our operations. Our approach focuses on two main areas of impact—reducing greenhouse gas (“GHG”) emissions and using our platform to inspire and support climate engagement and action among creators and listeners.

As a digital platform, approximately 99% of our GHG emissions are Scope 3, which means they fall outside our direct control. We are teaming up with academics and partners across our value chain to investigate how we can better measure and understand these emissions as we continue our work to set tangible reduction pathways.

In 2022, we continued to drive initiatives to reach our long-term goal of net zero emissions by the end of 2030 by focusing on ways to reduce emissions, complemented by additional carbon removal and/or avoidance projects. Key initiatives included but were not limited to:

•working with our suppliers to identify ways to collaborate on reducing GHG emissions, including with key cloud computing service providers;
•creating internal streaming emission dashboards to better identify key emission sources;
•updating climate tracking and risk assessment processes to support employees in identifying and addressing climate-related risks and opportunities.

We continue to leverage our platform to raise awareness of the climate crisis by creating climate change content, including several original podcasts, as well as curating content by updating our Climate Action hub to make climate-related content more accessible to users.

As we execute our sustainability initiatives, we expect to incur additional costs. Timing and investments to implement our sustainability initiatives are subject to uncertainties. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We are subject to risks associated with increased scrutiny of environmental, social, and governance matters.”

C. Organizational Structure
The Company’s principal subsidiaries as at December 31, 2022 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Spain S.L.	Sales, marketing and other support services	100%	Spain
Spotify GmbH	Sales, marketing and other support services	100%	Germany
Spotify France SAS	Sales, marketing and other support services	100%	France
Spotify Canada Inc.	Sales, marketing and other support services	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify India LLP	Sales, distribution and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Sales and marketing	100%	Singapore
Spotify Italy S.r.l.	Sales and marketing	100%	Italy
D. Property, Plant and Equipment
Spotify’s principal operational offices are located in Stockholm, Sweden and New York, New York under leases for approximately 463,000 and 594,000 square feet of office space, respectively, expiring in September 2027 and April 2034, respectively. We also lease regional offices in Los Angeles, California; San Francisco, California; Boston, Massachusetts; Chicago, Illinois; Atlanta, Georgia; Miami, Florida; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in other jurisdictions, including Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Italy, Japan, Luxembourg, Mexico, Netherlands, Argentina, Indonesia, Ireland, South Africa, Singapore, South Korea, Spain, Taiwan, the United Arab Emirates, and the United Kingdom.
During 2022, to optimize our current portfolio and accommodate localized market growth, we invested in new and existing leased office spaces in Boston, London and Dubai among others. In 2022, we capitalized €19 million of fixed assets principally related to these build-outs. We have planned capital expenditures of approximately €19 million in 2023 for projects in Amsterdam, Tokyo, Boston, and London, among others.
We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.
We continue to make investments in offices and information technology infrastructure through purchases of property and equipment and lease arrangements to provide capacity for the growth of our business, and we use current cash and cash equivalents and the cash flow we generate from operations to fund these investments. However, given the impact of our Work From Anywhere program, our focus has shifted more towards optimizing our current portfolio and reviewing our real estate needs around the world as opposed to significant expansion of our presence in current markets.
Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
For discussion related to our financial condition, changes in financial condition, and results of operations for 2021 compared to 2020, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on February 3, 2022.

Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by it.
We are the world's most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 489 million MAUs and 205 million Premium Subscribers as of December 31, 2022.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers grew 14% year-over-year as of December 31, 2022 to 205 million. Our 489 million MAUs grew 20% year-over-year as of December 31, 2022.
Acquisitions
During the year ended December 31, 2022, the Group made strategic acquisitions to enhance our capabilities in audio and podcast discovery.
During February 2022, we acquired Podsights and Chartable to provide improved podcast ad measurement and analytics services for a total purchase consideration of €83 million. These acquisitions allow us to expand and scale our podcast monetization and product offering for advertisers and publishers.
On June 15, 2022, we acquired Findaway, a digital audiobook distribution platform, for a total purchase consideration of €117 million. The acquisition allows us to accelerate our audiobook content offering.
On July 11, 2022, we acquired Sonantic, an artificial intelligence voice platform, for a total purchase consideration of €93 million. This acquisition allows us to expand text-to-speech capabilities across our platform.
Global marketing partnership
On March 15, 2022, we announced a long-term partnership with FC Barcelona whereby Spotify became the Main Partner and Official Audio Streaming Partner of FC Barcelona. This partnership went into effect on July 1, 2022 and allows Spotify to amplify artist voices, connect artists to new and existing fans, and help grow our global user base across key growth markets and audience segments.
Launch of audiobooks
In September 2022, we launched a first iteration catalog of audiobooks in the United States that our users may purchase and listen to on our platform alongside our catalog of music and podcasts. In November 2022, we extended availability to the United Kingdom, Ireland, Australia, and New Zealand. This new format will help expand our user base into a new category of potential listeners and connect diverse creators to new and existing fans.
Long term investment - Tencent Music Entertainment Group
During the year ended December 31, 2022, the fair value of our holdings in TME increased by €242 million from €852 million as of December 31, 2021 to €1,094 million as of December 31, 2022 due to the increase in TME’s share price during this period. The market value of our investment in TME fluctuates due to volatility in the share price used to measure the investment. Furthermore, the value of our investment is subject to the risks associated with TME’s business, as well as any changes by the Chinese government in foreign investment laws or elevated scrutiny or regulation of foreign investments in Chinese companies.
Current macroeconomic environment
The global macroeconomic environment continues to be challenging, reflecting the impacts of the continued effects of the COVID-19 pandemic, rising inflation and interest rates, the continued conflict between Russia and Ukraine, and supply chain disruptions.
The continued impact of the macroeconomic environment on our business, financial condition, and results of operations is uncertain and will vary by region or market. In response to the uncertain macroeconomic environment, we have reduced hiring during 2022. Further, on January 23, 2023, we announced a reduction in our employee base and expect to incur approximately €35 million to €45 million in severance-related charges. We will continue to actively monitor and respond accordingly to the macroeconomic environment.

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
Premium
Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog of music and podcasts. Premium Subscribers can also purchase audiobooks on an á la carte basis in select markets. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices. The Premium Service offers a music listening experience without commercial breaks.
We generate revenue for our Premium segment through the sale of subscriptions to the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
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
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded payment options.
Revenue from our Premium segment is a function of the number of Premium Subscribers who subscribe to our Premium Service. As of December 31, 2022 and 2021, we had 205 million and 180 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth also is driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
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
Ad-Supported
Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, and compatible mobile devices. Ad-Supported Users can also purchase audiobooks on an á la carte basis in select markets. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis.
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
In February 2021, we announced SPAN, an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Anchor. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Some of these agreements require us to share associated revenues and can include minimum guarantees.
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
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different variables. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a sound recording and musical composition are streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as our Family Plan, Duo Plan, and Student Plan. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to unrecouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials.
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
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 12%, 9%, and 11% of our total revenue in each of 2022, 2021, and

2020, respectively. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.
Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
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
The table below sets forth our MAUs as of December 31, 2022, 2021, and 2020.

	As of December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in millions, except percentages)
MAUs	489	406	345	83	20%	61	18%
MAUs were 489 million as of December 31, 2022. This represented an increase of 20% from the preceding fiscal year. MAUs increased due to our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued user engagement and customer satisfaction.
Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers include subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of December 31, 2022, 2021, and 2020.

	As of December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in millions, except percentages)
Premium Subscribers	205	180	155	25	14%	25	16%
Premium Subscribers were 205 million as of December 31, 2022. This represented an increase of 14% from the preceding fiscal year. The Family Plan was a meaningful contributor of total gross additions in Premium Subscribers, while our free trial offers and global campaigns also accounted for a significant portion of gross additions in Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.
The table below sets forth our Ad-Supported MAUs as of December 31, 2022, 2021, and 2020.

	As of December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in millions, except percentages)
Ad-Supported MAUs	295	236	199	59	25%	37	19%
Ad-Supported MAUs were 295 million as of December 31, 2022. This represented an increase of 25% from the preceding fiscal year. Ad-Supported MAUs increased due to our continued investment in driving the growth of our Ad-Supported Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium ARPU is a monthly measure defined as Premium subscription revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.
The table below sets forth our average Premium ARPU for the years ended December 31, 2022, 2021, and 2020.

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
Premium ARPU	€4.52	€4.29	€4.31	€0.23	5%	€(0.02)	—%
For the year ended December 31, 2022, Premium ARPU was €4.52. This represented an increase of 5% from the preceding fiscal year. The increase of €0.23 was primarily driven by favorable movements in foreign exchange rates, increasing Premium ARPU by €0.24.
The table below sets forth our average Premium ARPU for the quarters ended December 31, 2022, 2021, and 2020.

	Three months ended December 31, 2022			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
Premium ARPU	€4.55	€4.40	€4.26	€0.15	3%	€0.14	3%
For the quarter ended December 31, 2022, Premium ARPU was €4.55. This represented an increase of 3% year-over-year. The increase of €0.15 was primarily driven by favorable movements in foreign exchange rates, increasing Premium ARPU by €0.21, partially offset by a decrease in Premium ARPU as a result of changes in product and market mix.

A. Operating Results
Revenue

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Premium	10,251	8,460	7,135	1,791	21%	1,325	19%
Ad-Supported	1,476	1,208	745	268	22%	463	62%
Total	11,727	9,668	7,880	2,059	21%	1,788	23%
Premium revenue
For the years ended December 31, 2022 and 2021, Premium revenue comprised 87% and 88% of our total revenue, respectively. For the year ended December 31, 2022, as compared to 2021, Premium revenue increased by €1,791 million or 21%. The increase was due primarily to an increase in the number of Premium Subscribers and an increase in Premium ARPU, as noted above.
Ad-Supported revenue
For the years ended December 31, 2022 and 2021, Ad-Supported revenue comprised 13% and 12% of our total revenue, respectively. For the year ended December 31, 2022, as compared to 2021, Ad-Supported revenue increased by €268 million or 22%. This increase was due primarily to growth in music impressions sold and growth in CPM (cost per 1,000 impressions), which increased revenue in our direct and programmatic channels by €127 million. Ad sales from podcasts, supported by growth in podcast impressions sold and CPM, and our self-serve platform also contributed €123 million to the revenue during the year ended December 31, 2022.
Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the year ended December 31, 2022, as compared to 2021, had a favorable net impact on our revenue. We estimate that total revenue for the year ended December 31, 2022 would have been approximately €682 million lower if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2021.
Cost of revenue

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Premium	7,355	5,986	5,126	1,369	23%	860	17%
Ad-Supported	1,446	1,091	739	355	33%	352	48%
Total	8,801	7,077	5,865	1,724	24%	1,212	21%
Premium cost of revenue
For the year ended December 31, 2022, as compared to 2021, Premium cost of revenue increased by €1,369 million, or 23%, and Premium cost of revenue as a percentage of Premium revenue increased from 71% to 72%. The increase in Premium cost of revenue was driven primarily by increases in new Premium Subscribers, publishing licensing rates and costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €1,152 million. Additionally, there was an increase in streaming delivery costs and payment fees of €58 million and €47 million, respectively, for the year ended December 31, 2022. The year ended December 31, 2022 included a charge of €24 million related to excess and obsolete inventory and adverse purchase commitments. The year ended December 31, 2021 also included a net €46 million benefit relating to changes in prior period estimates for rights holder liabilities.

Ad-Supported cost of revenue
For the year ended December 31, 2022, as compared to 2021, Ad-Supported cost of revenue increased by €355 million, or 33%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 90% to 98%. The increase in Ad- Supported cost of revenue was driven primarily by an increase in content costs, streaming delivery costs and advertising measurement costs of €212 million. Additionally, there was an increase in royalty costs of €131 million due to growth in both advertising revenue and streams as well as publishing licensing rate increases and additional costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs for the year ended December 31, 2022.
Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the year ended December 31, 2022, as compared to 2021, had an unfavorable net impact on our cost of revenue. We estimate that total cost for the year ended December 31, 2022 would have been approximately €523 million lower, if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2021.
Gross profit and gross margin

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Gross profit
Premium	2,896	2,474	2,009	422	17%	465	23%
Ad-Supported	30	117	6	(87)	(74)%	111	1,850%
Consolidated	2,926	2,591	2,015	335	13%	576	29%
Gross margin
Premium	28%	29%	28%
Ad-Supported	2%	10%	1%
Consolidated	25%	27%	26%
Premium gross profit and gross margin
For the year ended December 31, 2022, as compared to 2021, Premium gross profit increased by €422 million and Premium gross margin decreased from 29% to 28%. Premium gross margin decreased due primarily to increases in publishing licensing rates and costs incurred to deliver enhanced product features, partially offset by benefits from certain marketplace programs. There was also a €24 million charge related to excess and obsolete inventory and adverse purchase commitment during the year ended December, 2022. Also contributing to the decrease in margin were benefits from changes in prior period estimates for rights holder liabilities for the year ended December 31, 2021 with no comparable benefits for the year ended December 31, 2022.
Ad-Supported gross profit and gross margin
For the year ended December 31, 2022, as compared to 2021, Ad-Supported gross profit decreased by €87 million to a gross profit of €30 million, and Ad-Supported gross margin decreased from 10% to 2%. The decrease in Ad-Supported gross margin was due primarily to increase in content costs, streaming delivery costs and advertising measurement costs. An increase in royalty costs due to growth in both advertising revenue and streams as well as publishing licensing rate increases and additional costs incurred to deliver enhanced product features also contributed to the decrease in Ad-Supported gross margin during the year ended December 31, 2022.

Research and development

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Research and development	1,387	912	837	475	52%	75	9%
As a percentage of revenue	12%	9%	11%
For the year ended December 31, 2022, as compared to 2021, research and development costs increased by €475 million, or 52%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €316 million that included increased salaries, share-based compensation, and other employee benefits as a result of increased headcount to support our growth, partially offset by a decrease in social costs due primarily to changes in share price movements. In addition, there was an increase in information technology costs of €62 million due to increase in our usage of cloud computing services and additional software license fees. There was also an increase in travel and employee trainings of €32 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions and an increase in facilities costs of €22 million as a result of office re-openings. Additionally, there was an increase of €17 million in consulting fees.
The increases in research and development costs described above include the impact of foreign exchange rate movements during the respective periods. A significant portion of our operating expenses are denominated in the U.S. dollar which strengthened 6% against the Euro for the year ended December 31, 2022, contributing to the overall increase in operating expenses.
Sales and marketing

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Sales and marketing	1,572	1,135	1,029	437	39%	106	10%
As a percentage of revenue	13%	12%	13%
For the year ended December 31, 2022, as compared to 2021, sales and marketing expense increased by €437 million, or 39%. The increase was due primarily to an increase in advertising costs of €200 million for marketing campaigns and sponsorships. There was also an increase in personnel-related costs of €141 million that included increased salaries, share-based compensation, and other employee benefits as a result of increased headcount to support our growth, partially offset by a decrease in social costs due primarily to changes in share price movements. In addition, there was an increase in travel and employee trainings of €30 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions and an increase in facilities costs of €16 million as a result of office re-openings.
The increases in sales and marketing expenses described above include the impact of foreign exchange rate movements during the respective periods. A significant portion of our operating expenses are denominated in the U.S. dollar which strengthened 6% against the Euro for the year ended December 31, 2022, contributing to the overall increase in operating expenses.
General and administrative

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
General and administrative	626	450	442	176	39%	8	2%
As a percentage of revenue	5%	5%	6%
For the year ended December 31, 2022, as compared to 2021, general and administrative expense increased by €176 million or 39%. The increase was due primarily to an increase in personnel-related costs of €104 million that included increased salaries, share-based compensation, and other employee benefits as a result of increased headcount to support our growth, partially offset by a decrease in social costs due primarily to changes in share price movements. In addition, there was an increase in travel and employee trainings of €23 million due primarily to the resumption of global travel and in-person trainings as a result of easing COVID-19 restrictions. There was also an increase of €15 million due to incremental fees relating to consultants and external contractors.
The increases in general and administrative expenses described above include the impact of foreign exchange rate movements during the respective periods. A significant portion of our operating expenses are denominated in the U.S. dollar which strengthened 6% against the Euro for the year ended December 31, 2022, contributing to the overall increase in operating expenses.
Foreign exchange impact on total operating expenses
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the year ended December 31, 2022, as compared to 2021, had an unfavorable net impact on our operating expenses. We estimate that total operating expenses for the year ended December 31, 2022 would have been approximately €215 million lower if foreign exchange rates had remained consistent with foreign exchange rates for 2021.
Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, and foreign currency gains.

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Finance income	421	246	94	175	71%	152	162%
As a percentage of revenue	4%	3%	1%
For the year ended December 31, 2022, as compared to 2021, finance income increased by €175 million. The increase was due primarily to an increase of €72 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. There was also an increase in benefits recognized from the decline in the fair value of the Exchangeable Notes and warrants of €60 million as well as an increase in interest income of €36 million.
Finance costs
Finance costs consist of fair value adjustment losses on financial instruments, interest expense, transaction costs on the issuance of the Exchangeable Notes and foreign currency losses.

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Finance costs	(132)	(91)	(510)	(41)	45%	419	(82)%
As a percentage of revenue	(1)%	(1)%	(6)%
For the year ended December 31, 2022, as compared to 2021, finance costs increased by €41 million. The increase was due primarily to an increase of €47 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. There was also an increase of €10 million attributable to an increase in the fair value of Exchangeable Notes. These increases were partially offset by €18 million of transaction costs recorded in connection with the issuance of the Exchangeable Notes during the year ended December 31, 2021 which did not recur during the year ended December 31, 2022.
Income tax expense/(benefit)

	Year ended December 31,			Change
	2022	2021	2020	2022 vs. 2021		2021 vs. 2020
	(in € millions, except percentages)
Income tax expense/(benefit)	60	283	(128)	(223)	N/A	411	N/A
As a percentage of revenue	1%	3%	(2)%

For the year ended December 31, 2022, income tax expense was €60 million, as compared to income tax expense of €283 million for the year ended December 31, 2021. The difference was due primarily to changes in recognition of deferred taxes relating to the movement in the fair value of our long term investment in TME which resulted in a benefit of €38 million in 2022 compared to an expense of €251 million in 2021. In addition, €25 million of tax expense was related to subsidiaries that generated taxable income in 2022 compared to €5 million in 2021. Additionally, in 2021 there was a disposal of a long term investment that generated a tax charge through other comprehensive loss which resulted in an offsetting current tax benefit of €30 million in the statement of operations. In 2022, this tax charge was reduced by €5 million and the benefit was recorded in other comprehensive loss with an offsetting tax charge recorded in the statement of operations.
B. Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, and investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments decreased by €150 million from €3,500 million as of December 31, 2021 to €3,350 million as of December 31, 2022.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, the acquisition of other companies, competitive factors, the COVID-19 pandemic, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.” We have planned capital expenditures of approximately €19 million in 2023 for projects in Amsterdam, Tokyo, Boston, and London, among others. We plan to use our existing cash and cash equivalents and the cash flow we generate from operations to fund these capital expenditures.
We continue to make investments in offices and information technology infrastructure through purchases of property and equipment and lease arrangements to provide capacity for the growth of our business, and we use current cash and cash equivalents and the cash flow we generate from operations to fund these investments. However, given the impact of our Work From Anywhere program, our focus has shifted more towards optimizing our current portfolio and reviewing our real estate needs around the world as opposed to significant expansion of our presence in current markets.

Share repurchase program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through December 31, 2022, the Company has repurchased 469,274 shares for €91 million under this program.
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
Cash flow

	Year ended December 31,
	2022	2021	2020
	(in € millions)
Net cash flows from operating activities	46	361	259
Net cash flows used in investing activities	(423)	(187)	(372)
Net cash flows (used in)/from financing activities	(40)	1,250	285
For the year ended December 31, 2022, as compared to 2021, net cash flows from operating activities decreased by €315 million. The decrease was due primarily to a change from operating income to operating loss during the period. This change to operating loss adjusted for non-cash items including depreciation, amortization, and share-based compensation expense amounted to €537 million. This decrease was partially offset by favorable changes in working capital movement of €250 million, principally trade and other liabilities and trade receivables and other assets.
For the year ended December 31, 2022, as compared to 2021, net cash flows used in investing activities increased by €236 million. The increase was due primarily to an increase in cash consideration used in business combinations, net of cash acquired, of €191 million. There was also a decrease in proceeds from the sale of long term investments of €139 million. These changes were partially offset by a decrease in net cash outflows from purchases and sales and maturities of short term investments of €33 million and a decrease in capital expenditures of €60 million.
For the year ended December 31, 2022, as compared to 2021, net cash flows from financing activities decreased by €1,290 million. The decrease was due primarily to net proceeds of €1,223 million from the issuance of Exchangeable Notes during the year ended December 31, 2021, whereas no such activity occurred during the year ended December 31, 2022. There was also a decrease in proceeds from the exercise of stock options of €124 million and a decrease in proceeds from the issuance of warrants of €31 million. These changes were partially offset by a decrease in repurchases of ordinary shares of €87 million.
Free Cash Flow:
We define “Free Cash Flow” as net cash flows from operating activities less capital expenditures and change in restricted cash. Based on our definition, our Free Cash Flow is summarized as follows:

	Year ended December 31,
	2022	2021	2020
	(in € millions)
Net cash flows from operating activities	46	361	259
Capital expenditures	(25)	(85)	(78)
Change in restricted cash	—	1	2
Free Cash Flow	21	277	183
We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.
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
For the year ended December 31, 2022, as compared to 2021, Free Cash Flow decreased by €256 million. The decrease in Free Cash Flow was due primarily to a decrease in net cash flows from operating activities of €315 million, as described above.
Indebtedness
As of December 31, 2022, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 20 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	1,409	1,111	298	—	—
Exchangeable Notes (2)	1,402	—	—	1,402	—
Lease obligations (3)	890	100	193	187	410
Purchase obligations (4)	917	485	280	54	98
Deferred consideration (5)	40	12	28	—	—
Total	4,658	1,708	799	1,643	508
___________________________________
(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, “Item 3.D. Risk Factors”.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that we have entered into, but had not yet commenced as of December 31, 2022. Lease obligations primarily relate to our office space. The lease terms are up to 12 years. See Note 12 to the consolidated financial statements included elsewhere in this report for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments.
(5)Included in deferred consideration are obligations to transfer €40 million of cash consideration over the next four years to former owners of certain entities we have acquired.
C. Research and Development, Patents and Licenses
For a detailed analysis of research and development policies and costs, see “Item 4.B. Business Overview” and discussions elsewhere in this “Item 5. Operating and Financial Review and Prospects.”

D. Trend Information
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs. Historically, we have run two programs per year during the second and fourth quarters. During both 2021 and 2022, we launched a total of three programs in each year which were run during the second, third, and fourth quarters.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Other than as disclosed here and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
Revenue Recognition
Premium Revenue
We generate revenue for our Premium segment through the sale of subscriptions to the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Typically, the Premium Service is paid for monthly in advance.
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
Ad-Supported Revenue
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis.

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
Some rights holders have allowed the use of their content on our platform while negotiations of the terms and conditions of individual agreements or determination of statutory rates are ongoing. In these instances, royalties are calculated based on our best estimate of the eventual payout. In addition, on August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license in Section 115 of the Copyright Act and to a number of direct licenses that we have had with music publishers. On July 1, 2022, the Copyright Royalty Board issued its initial ruling to set those rates in light of the D.C. Circuit’s opinion. That ruling will need to be adapted into regulations, which, when issued by the U.S. Copyright Office, will become law. Until the final rates are determined, our recorded royalty costs will be based on management estimates of the rates that will apply. Changes to these estimates could either benefit or adversely affect our results of operations and financial condition.
In 2022, the proceedings known as “Phonorecords IV Proceedings” began to set the rates for the Section 115 compulsory license for calendar years 2023 to 2027. In August 2022, we and other service providers reached an agreement in principle with publisher organizations for these rates and terms and asked the Copyright Royalty Board to adopt those rates and terms on an industry-wide basis. In December 2022, the Copyright Royalty Board issued final regulations adopting the parties' proposed rates and terms on an industry-wide basis for the Phonorecords IV period.
Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.
The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2022 and December 31, 2021, approximately €441 million and €308 million, respectively, relate to liabilities that were incurred more than 12 months prior to the date of the statement of financial position. Of the December 31, 2022 amount, €27 million was expensed in the year ended December 31, 2022 due to an increase of estimates included in the financial statements for the year ended December 31, 2021.
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
Exchangeable Notes
Our Exchangeable Notes are re-measured at each reporting date using valuation models using input data. They are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk will be presented separately in other comprehensive income/(loss) and will not be reclassified to the consolidated statement of operations. The fair value of the Exchangeable Notes is estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. Our ordinary share price is a primary driver of the fair value of the Exchangeable Notes. If factors change and different assumptions are used, our finance income/(cost) could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our Exchangeable Notes.

See Note 24 to our consolidated financial statements included elsewhere in this report for additional information on the valuation models used for our Exchangeable Notes.
Warrants
We issued certain non-compensatory warrants in the Company to a holder that is an employee and a member of management of the Group pursuant to a subscription agreement. See "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants." Our warrants are re-measured at each reporting date using valuation models using input data. The change in fair value of these financial liabilities are recognized in finance income or cost in the consolidated statement of operations. Our ordinary share price is a primary driver of the fair value of the warrants. If factors change and different assumptions are used, our finance income/(cost) could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our warrants.
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
Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Unused tax loss carry-forwards are reviewed at each reporting date and are not recorded when, in management's assessment, it is not probable that we will generate future taxable income to utilize the loss carry-forwards.
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
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the names, ages, and positions of our senior management and directors as of the date of this report:

Name	Age	Position
Daniel Ek	39	Founder, Chief Executive Officer, Chairman, and Director
Martin Lorentzon	53	Co-Founder and Director
Katarina Berg	54	Chief Human Resources Officer
Dustee Jenkins	44	Global Head of Public Affairs
Eve Konstan	54	General Counsel
Alex Norström	46	Co-President, Chief Business Officer
Gustav Söderström	46	Co-President, Chief Product & Technology Officer
Paul Vogel	49	Chief Financial Officer
Christopher Marshall	54	Lead Independent Director
Barry McCarthy	69	Director
Shishir Mehrotra	43	Director
Heidi O’Neill	58	Director
Ted Sarandos	58	Director
Thomas Staggs	62	Director
Cristina Stenbeck (1)	45	Director
Mona Sutphen	55	Director
Padmasree Warrior	62	Director
______________________
(1)Ms. Stenbeck will not stand for re-election to our board of directors at the Company's 2023 annual general meeting of shareholders.

The business address of each director and each of Mr. Ek, Ms. Berg, Mr. Norström, and Mr. Söderström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of each of Ms. Jenkins, Ms. Konstan, and Mr. Vogel is 150 Greenwich Street, 63rd Floor, New York, New York 10007. The following is a brief biography of each of our senior managers and directors:
Daniel Ek is our founder, Chief Executive Officer, and Chairman of our board of directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. In 2021, he co-founded Prima Materia, a European investment company.
Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
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
Dustee Jenkins is our Global Head of Public Affairs. In this capacity, she oversees all external communications, government affairs, trust and safety, as well as enterprise-wide internal communications in more than 180 markets. Prior to joining Spotify, Ms. Jenkins was Senior Vice President and Chief Communications Officer at Target. She previously served as a director at Public Strategies, Inc. (now Hill+Knowlton Strategies) specializing in crisis and financial transactions, the director of communications of the Department of Housing and Urban Development as an appointee of President George W. Bush, and Press Secretary for U.S. Senator Kay Bailey Hutchison. Ms. Jenkins also serves on the board of New York Women in Communications.
Eve Konstan is our General Counsel. She is responsible for a wide range of legal matters for the Company, including content licensing, M&A, litigation, employment, and compliance. Before joining the Company in 2020, Ms. Konstan was Executive Vice President & General Counsel of WarnerMedia Entertainment and previously spent 20 years at HBO, ultimately serving as Executive Vice President & General Counsel of HBO. In that role, she oversaw all of HBO's legal matters worldwide, including production and clearance of original programming, global distribution agreements, litigation and employment matters, intellectual property, and antitrust matters. Ms. Konstan also practiced law at Cleary Gottlieb Steen & Hamilton. She holds a Bachelor of Arts with Honors from Eckerd College and a Juris Doctor degree from Columbia Law School.
Alex Norström is our Co-President, Chief Business Officer. As our Chief Business Officer, Mr. Norström oversees our subscriber and advertising businesses and all licensed, distributed, and owned content on the platform across music, podcasts, and audiobooks. In addition, he has responsibility for marketing, global markets, partnerships, licensing, payments, and customer service. Mr. Norström was previously our Chief Freemium Business Officer and prior to that our Vice President of Growth and Vice President of Subscriptions. Prior to joining Spotify in 2011, Mr. Norström was Chief New Business Officer at King.com Ltd. He was a member of the board of directors of Circle from 2016 through December 2019. Mr. Norström holds a Master of Science in Business & Economics with a Major in Finance from the Stockholm School of Economics.
Gustav Söderström is our Co-President, Chief Product & Technology Officer. He is responsible for our global product and technology strategy, overseeing the product, design, data, and engineering teams at the Company. Mr. Söderström is a startup seed investor and founder of 13th Lab (acquired by Facebook’s Oculus). Before joining the Company in 2009, Mr. Söderström was director of product and business development for Yahoo! Mobile from 2006 to 2009. In 2003, Mr. Söderström founded Kenet Works, a company that developed community software for mobile phones and served as the company’s Chief Executive Officer until it was acquired by Yahoo! in 2006. Mr. Söderström holds a Master of Science in Electrical Engineering from KTH Royal Institute of Technology.
Paul Vogel is our Chief Financial Officer. He is responsible for overseeing the Company’s financial affairs. Mr. Vogel previously served as the Company’s Head of Financial Planning & Analysis, Treasury and Investor Relations from 2016 to January 2020. Before joining the Company, he spent the majority of his career in the investment community as a portfolio manager and equity research analyst, most recently serving as a Managing Director and Head of the Internet and Media Equity Research team at Barclays. Prior to Barclays, Mr. Vogel held various roles in finance, including as a Portfolio Manager at AllianceBernstein and a Research Analyst at Morgan Stanley and DLJ. He is a CFA Charterholder and holds a Bachelor of Arts in Economics from the University of Pennsylvania.
Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc. and Nerdy, Inc., as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident

Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our board of directors. He has been a member of our board of directors since January 8, 2020, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. In addition to his role on our board of directors, he serves as the President and CEO and a member of the board of directors of Peloton Interactive Inc. and a member of the board of directors of Instacart. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, Chegg from 2010 to 2015 (Chairman of the audit committee), and MSD Acquisition Corp. from 2021 to 2022 (Chairman of the audit committee). Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. Ms. O’Neill previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer and Marketplace, a division of Nike, Inc.
Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. In addition to his role on our board of directors, Mr. Sarandos serves on the board of directors of Netflix, as well as the Film Advisory Board of Directors for Tribeca Film Festival, the board of directors of American Cinematheque, and the advisory board of Film Independent. Mr. Sarandos is also an American Film Institute trustee, an Executive Committee Member of the Academy of Television Arts & Sciences, a Henry Crown Fellow at the Aspen Institute, and serves on the board of directors of Exploring the Arts. He also serves as the co-CEO of Netflix and has been responsible for all content operations at Netflix since 2000.
Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. In addition to his role on our board of directors, Mr. Staggs serves as the co-Chairman and co-CEO of Candle Media LLC, co-CEO and co-Chairperson of the board of directors of Forest Road Acquisition Corp. II, Chairman of PureForm Global Inc., and as a partner of Smash Capital Advisors LP. He also serves on the board of advisors of the University of Minnesota Carlson School of Management. Mr. Staggs previously served in various roles at The Walt Disney Company, including as Chief Financial Officer, Chairman of Disney Parks and Resorts Worldwide, Chief Operating Officer, and Special Advisor to the Chief Executive Officer. He also was previously a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.
Cristina Stenbeck is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. In addition to her role on our board of directors, Ms. Stenbeck chairs the Supervisory Board of Zalando SE, the leading European starting point for online fashion listed on the MDAX in Germany. From 2003 through 2019, Ms. Stenbeck served on the board of directors as principal shareholder of Kinnevik AB, a Swedish listed investment management company. She was Deputy Chairman from 2003 to 2007 and Executive Chairman from 2007 to 2016.
Mona Sutphen is a member of our board of directors. She has been a member of our board of directors since April 21, 2021, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of

2022. She is currently a partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board. Ms. Sutphen is a Trustee of Putnam Mutual Funds and was an independent director for Pattern Energy from 2018 to 2020. She is a member of the Council on Foreign Relations, serves on the Boards of the International Rescue Committee and Human Rights First, and is a Trustee of Mount Holyoke College. Ms. Sutphen has a Bachelor of Arts from Mount Holyoke College and a Master of Science from London School of Economics.
Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2022. In addition to her role on our board of directors, Ms. Warrior serves on the board of directors of Microsoft. In addition, Ms. Warrior was a member of the board of directors of The Gap, Inc. from 2013 to 2016 and a member of the board of directors of Box, Inc. from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
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
B. Compensation
This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team who would be our named executive officers, if we were a domestic issuer, and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2022 are:
•Daniel Ek, who is our Founder and serves as our Chief Executive Officer (“CEO”), Chairman, and Director and is our principal executive officer;
•Paul Vogel, who serves as our CFO and our principal financial officer;
•Dawn Ostroff, who served as our Chief Content & Advertising Business Officer until January 31, 2023;
•Gustav Söderström, who served as our Chief Research & Development Officer until January 31, 2023. As of February 1, 2023 Mr. Söderström serves as our Co-President, Chief Product & Technology Officer; and
•Alex Norström, who served as our Chief Freemium Business Officer until January 31, 2023. As of February 1, 2023, Mr. Norström serves as our Co-President, Chief Business Officer.
Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the people experience and compensation committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2022.
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
•our board of directors’ evaluation of the competitive market based on the third-party data provided by Compensia, Inc. (“Compensia”), a compensation consulting firm, competitive pay practices for comparable positions at companies of comparable scale and in relevant business segments, as further described below, and the experience of the members of the people experience and compensation committee with other companies;
•the length of service of an individual; and
•the compensation levels of other members of the executive leadership team, each as of the time of the applicable compensation decision.

Following the establishment of the initial compensation arrangements, our CEO, board of directors, and people experience and compensation committee have been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for our CEO and other members of the executive leadership team, including the other named executive officers. Typically, our CEO reviews the performance of the other members of the executive leadership team, including the other named executive officers, and based on this review, along with the factors described above, makes recommendations to the people experience and compensation committee with respect to the total compensation, including each individual component of compensation, of these individuals for the coming year. There is no predetermined time of year for these reviews, although they are generally performed on an annual basis coinciding with our Company-wide employee compensation review in March. Further, the people experience and compensation committee reviews the performance of our CEO, and based on this review and the factors described above, recommends his total compensation to our board of directors for approval. Since July 1, 2017, our CEO has not been awarded any compensation, but from time to time he has been provided with the opportunity to purchase non-compensatory warrants at fair market value through D.G.E. Investments, an entity indirectly wholly owned by him , as described below in “Warrants.”

The current compensation levels of our executive leadership team, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual.
Engagement of Compensation Consultant
The people experience and compensation committee has engaged the services of Compensia to provide executive compensation advisory services. The people experience and compensation committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. In 2021, the people experience and compensation committee approved the compensation peer group (the “Peer Group”) for fiscal year 2022. The Peer Group for 2022 consisted of the following companies:

Activision Blizzard	Autodesk	Booking Holdings	Discovery
eBay	Electronic Arts	Expedia Group	IAC/InterActiveCorp
Intuit	MercadoLibre	Netflix	PayPal Holdings
Sirius XM Holdings	Snap	Square	Take-Two Interactive
Twitter	Uber Technologies	Zalando
The people experience and compensation committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2022, Compensia provided the people experience and compensation committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The people experience and compensation committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The people experience and compensation committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than our CEO (who, as we note below, did not receive any cash or equity compensation in 2022), including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As discussed below, we rely heavily on our equity awards to incentivize our employees, including each of our named executive officers.
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
We have emphasized the use of equity to incentivize our executive leadership team to focus on the growth of our overall enterprise value and, correspondingly, the creation of value for our shareholders. As a result of this compensation practice, we have tied a greater percentage of each executive leadership team member’s total compensation to shareholder returns and kept cash compensation at modest levels, while providing the opportunity to be well-rewarded through equity if we perform well over time.
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
Base Salary and Bonus
Generally, each named executive officer’s initial base salary was established through arms-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience, and prior salary level. Thereafter, the base salaries of the named executive officers are reviewed periodically by our people experience and compensation committee, and adjustments are made as deemed appropriate.
Since July 1, 2017, our CEO has not received a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for 2020, 2021 or 2022.
As of the end of fiscal year 2022, our named executive officers were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary ($)
Daniel Ek(1)	$—
Paul Vogel	$600,000
Dawn Ostroff	$1,000,000
Gustav Söderström(2)	$312,500
Alex Norström(2)	$325,000
______________________
(1)Since July 1, 2017, Mr. Ek has not received a base salary.
(2)Messrs. Söderström, and Norström are each paid in Swedish Krona. Such amounts are based on the exchange rate of SEK 9.60 per dollar as of December 31, 2022 as published by Reuters.
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
We maintain an incentive mix program, which is intended to provide our named executive officers as well as all other permanent employees with maximum flexibility and individual autonomy, by allowing our employees to have the ability to choose their own composition of long-term incentive awards. Employees are informed of their intended aggregate dollar amount of long-term incentive compensation, and they can allocate such dollar amount among at-the-money stock options, out-of-the-money stock options with a closing price equal to 150% of the closing price per ordinary share on the grant date, RSUs, or cash. Employees can choose to have one or two types of equity awards and/or cash and can mix their programs in portions of 25%, 50%, and 75%. Each type of long-term incentive award vests on the same schedule: 3/48ths of the equity award and/or cash payment vests on the third calendar month following the date of grant, and thereafter 1/48th of the equity award and/or cash payment vests on the first day of each calendar month.
For 2022 compensation, the amount of any cash award chosen was equal to 90% of the dollar amount the employee allocated to cash; the number of RSUs provided was equal to the dollar amount the employee allocated to RSUs divided by the closing price per ordinary share on the grant date; the number of at-the-money options provided was equal to four times the dollar amount the employee allocated to such stock options divided by such closing price; and the number of out-of-the-money stock options provided was equal to eight times the dollar amount the employee allocated to stock options divided by such closing price.
In September 2022, we amended our incentive mix program to provide that 100% of each employee’s aggregate dollar amount of long-term incentive compensation will be allocated to cash unless the employee affirmatively elects any of the other award types described above (at-the-money stock options, out-of-the-money stock options with a closing price equal to 150% of the closing price per ordinary share on the grant date or RSUs). Commencing with 2023 compensation under the incentive mix program, the amount of any cash award will be 100% of the dollar amount the employee allocates to cash; the number of RSUs provided will be equal to the dollar amount the employee allocates to RSUs divided by the closing price per ordinary share on the grant date; the number of at-the-money options provided will be equal to three times the dollar amount the employee allocates to such stock options divided by such closing price; and the number of out-of-the-money stock options provided will be equal to six times the dollar amount the employee allocates to stock options divided by such closing price.
For further information on our equity award programs, please see “—Stock Options,” “—Restricted Stock Units” and “—Cash Program” below.
In 2022, each of our named executive officers, other than Mr. Ek, participated in the incentive mix program. The following table shows the dollar amount of incentive compensation awarded to each named executive officer, as well as the allocations chosen by each such individual:

Named Executive Officer	Aggregate Long-Term Incentive Award Dollar Value ($)	2022 At-the-Money Stock Option Allocation	2022 Out-of-the-Money Stock Option Allocation	2022 RSU Allocation	2022 Cash Allocation ($)
Paul Vogel	4,500,000	119,008	—	—	—
Dawn Ostroff	6,700,000	—	—	22,149	3,015,000
Gustav Söderström	10,000,000	264,463	—	—	—
Alex Norström	7,400,000	97,851	—	24,463	—
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
For our employees in the United States who satisfy certain eligibility requirements, including Mr. Vogel and Ms. Ostroff prior to her departure, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their eligible compensation. Employees vest in the employer contributions ratably over one year.
The Company does not maintain any defined benefit plans for any of its named executive officers.
Employee Benefits and Perquisites
Additional benefits received by our Swedish employees, including Messrs. Ek, Söderström, and Norström, include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Mr. Vogel and Ms. Ostroff prior to her departure, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.
We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. In October 2020, we entered into a short-term lease for a residential property in Los Angeles, California for use by Ms. Ostroff and her family. The lease was terminated as of April 2022. The property provided Ms. Ostroff with meeting and working space in Los Angeles during a time when our corporate offices were closed as a result of the COVID-19 pandemic. Ms. Ostroff reimbursed us for any personal use of the property based on the value of overnight stays at a comparable hotel room. The unreimbursed costs to the Company of the lease are reported as other compensation to Ms. Ostroff in the “2022 Summary Compensation Table” below. In addition, the personal safety of our employees, including our named executive officers, is of the highest importance to us and in 2022 we paid for personal security services for certain named executive officers pursuant to the Company's personal security program for senior management. Although we consider these personal security services to be appropriate and necessary for the reasons described above, the costs related to such services are reported as other compensation to our named executive officers in the “2022 Summary Compensation Table” below. In the future, we may provide other perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the people experience and compensation committee. We do not expect these perquisites to be a significant component of our compensation program.
Severance
Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.
Executive Transitions
As previously announced, Ms. Ostroff, the Company’s former Chief Content & Advertising Business Officer, ceased employment with the Company in January 2023 as part of a broader reorganization. In connection with her departure, Ms. Ostroff entered into a separation agreement with the Company, pursuant to which Ms. Ostroff is entitled to receive base salary, continued health benefits coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) at active employee rates, and additional vesting of her equity- and cash-based long-term incentive awards through April 17, 2023, in lieu of her remaining an employee during the three-month notice period provided under her employment agreement. In addition, and consistent with her employment agreement with the Company, Ms. Ostroff is entitled to the following severance benefits under the separation agreement, subject to her signing and not revoking the separation agreement within the deadline set forth therein and continuing to comply with certain non-competition, non-solicitation and other restrictive covenants: (i) six months of base salary continuation, (ii) up to six months of COBRA continuation coverage at active employee rates (which shall cease upon her eligibility for group benefits from a subsequent employer), and (iii) six months of accelerated vesting of her outstanding equity- and cash-based long-term incentive awards.
Also as previously announced, Messrs. Söderström and Norström assumed additional responsibilities in connection with such reorganization and were appointed as Co-President, Chief Product & Technology Officer and Co-President, Chief Business Officer, respectively.
Employment Agreements
We have, or one of our subsidiaries has, entered into employment agreements with Messrs. Ek, Vogel, Norström, and Söderström, and Ms. Ostroff. We currently do not have employment agreements or other service contracts with any members of our board of directors, except for Mr. Ek.
Mr. Ek’s employment agreement provides for an indefinite term that automatically expires upon Mr. Ek’s retirement at age 65, a fixed monthly salary (although the board of directors determined that, commencing July 1, 2017, Mr. Ek would no longer receive an annual salary) and an annual cash bonus payment at the sole discretion of the board of directors. The employment agreement further entitles Mr. Ek to a six-month notice period prior to termination, provided that we may terminate the agreement with immediate effect if Mr. Ek has grossly neglected his obligations or otherwise materially breached the contract. In the event of termination of employment by us (other than due to gross neglect), in addition to pay during the notice period, Mr. Ek is also entitled to a severance payment equal to six times his monthly salary, less any income from future employment, payable in monthly installments following termination. Using Mr. Ek’s current base salary, he would be entitled to no payments under this arrangement.

Mr. Ek’s employment agreement contains post-termination non-competition covenants that we could choose to enforce for 12 months following any type of termination of employment, except termination by us due to any reason other than breach of contract by Mr. Ek. In consideration for the non-competition covenant, we would be required to pay Mr. Ek, in monthly installments during his restricted period, 12 times his monthly salary, less any income from future employment up to 60% of Mr. Ek’s monthly salary. Using Mr. Ek’s current base salary, he would be entitled to no payments under this arrangement. Such payment will not be made during any period Mr. Ek is otherwise receiving severance pay from us or if Mr. Ek’s employment ceases as a result of retirement or termination by us due to Mr. Ek’s breach of contract. If we decide not to enforce the non-competition covenant, the corresponding payment obligation would also cease. Mr. Ek’s employment agreement also includes employee and customer non-solicitation clauses that will apply for 12-months post-termination and that do not require us to pay any additional consideration.
Our employment agreements with Messrs. Norström and Söderström provide for an indefinite employment period, a base salary and participation in our benefit plans. The agreements further provide that we can terminate Mr. Norström’s or Söderström’s employment without “Cause” (as defined in the relevant agreement) upon three months’ prior notice. In addition, upon a termination without Cause, subject to the named executive officer’s execution and non-revocation of a release of claims, Messrs. Norström and Söderström would each be entitled to a severance amount equal to the executive’s respective base salary for six months and subsidized health benefits for six months. If we terminate Messrs. Norström or Söderström at any time during the three-month notice period, Messrs. Norström and Söderström will also be entitled to pay in lieu of notice through the end of the notice period. If Mr. Norström’s or Söderström’s employment is terminated within 12 months after a change in control of the Company, or if either Mr. Norström or Söderström is required to perform duties that are materially inconsistent with those normally performed by the executive or if the executive is otherwise constructively dismissed following the change in control, subject to the named executive officer’s execution and non-revocation of a release of claims, the named executive officer would be entitled to receive a lump sum severance payment of 12 months’ salary and subsidized health benefits. Messrs. Norström and Söderström are also subject to a nine-month post-termination non-competition covenant (with such period commencing on the first day of the notice period) and a two-year post-termination non-solicitation covenant. Prior to her departure from the Company in January 2023, Ms. Ostroff was party to an employment agreement that provided for substantially the same terms as those set forth above.
Our employment agreement with Mr. Vogel provides for an indefinite employment period, a base salary and participation in our benefit plans. The employment agreement further provides that we can terminate Mr. Vogel without Cause (as defined in the agreement) upon three months’ notice. In addition, upon a termination without Cause, subject to Mr. Vogel’s execution and non-revocation of a release of claims, Mr. Vogel is entitled to a severance amount equal to his base salary for three months and subsidized health benefits for three months. If we terminate Mr. Vogel at any time during the three-month notice period, Mr. Vogel will also be entitled to pay in lieu of notice in an amount equal to his base salary through the end of the notice period. Mr. Vogel will not be entitled to the above severance payments in the event of certain asset sales where Mr. Vogel continues his employment in the same or greater capacity following the transaction or Mr. Vogel is offered continued employment in connection with the transaction and the Vogel Agreement is assumed by the surviving entity following the transaction. Mr. Vogel is also subject to six-month post-termination non-compete covenant (with such period commencing on the last day of the notice period) and a two-year post-termination non-solicitation covenant.
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
People Experience and Compensation Committee
Our board of directors has established a people experience and compensation committee that consists of Christopher Marshall, Martin Lorentzon, and Shishir Mehrotra. Mr. Marshall is the chair of our people experience and compensation committee. Our people experience and compensation committee has the following responsibilities, among others:

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
•monitoring our diversity, inclusion, and belonging strategy; and
•such other matters that are specifically delegated to the people experience and compensation committee by our board of directors from time to time.
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
•monitoring our climate strategy; and
•such other matters that are specifically delegated to our audit committee by our board of directors from time to time.
D. Employees
In 2022, 2021, and 2020, we had 8,359, 6,617, and 5,584 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Content Production and Customer Service	785	705	580	11%	22%
Sales and Marketing	2,043	1,654	1,436	24%	15%
Research and Development	4,169	3,175	2,624	31%	21%
General and Administrative	1,362	1,083	944	26%	15%

The following table describes our average number of employees by geographic location:

	December 31,
	2022	2021	2020
United States	4,332	3,435	2,746
Sweden	1,853	1,845	1,688
United Kingdom	881	576	463
Additionally, for the years ended December 31, 2022, 2021, and 2020, we had an average of approximately 1,294, 761, and 687 employees and contractors, respectively, in the aggregate in Australia, Argentina, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Ireland, Italy, Japan, Mexico, Netherlands, Singapore, South Africa, South Korea, Spain, Switzerland, Taiwan, Türkiye, and United Arab Emirates. From time to time, we have engaged temporary employees to fill open positions. As of December 31, 2022, 76 employees of The Ringer, 38 employees of Gimlet, and 36 employees of Parcast, wholly-owned indirect subsidiaries of the Company, were represented by the Writers Guild of America-East labor union. In 2021, we entered into collective bargaining agreements with The Ringer and Gimlet unions, respectively, to be in effect until February 2024. In 2022, we entered into a collective bargaining agreement with the Parcast union to be in effect until February 2025.
E. Share Ownership
The following table provides information regarding share ownership by our officers and directors as of December 31, 2022.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units	Warrants	Subscription Price ($)
Daniel Ek (1)	31,131,376	16.1%	—	$—	—	—	800,000	$190.09
Martin Lorentzon (2)	21,476,145	11.1%	18,602	$219.33	6/28/2024	—	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	7,517	$271.40	5/29/2025	—	—	$—
	—	—%	11,260	$362.36	5/31/2026	—	—	$—
	—	—%	24,120	$169.16	5/31/2027	—	—	$—
Katarina Berg	36,780	*	2,720	$123.13	3/31/2023	14,909	—	$—
	—	—%	32,609	$138.00	3/1/2024	—	—	$—
	—	—%	23,337	$137.12	3/1/2025	—	—	$—
	—	—%	9,960	$321.28	3/1/2026	—	—	$—
	—	—%	69,818	$151.25	3/1/2027	—	—	$—
Dustee Jenkins	8,953	*	5,072	$138.00	3/1/2024	13,918	—	$—
	—	—%	4,130	$145.29	7/1/2024	—	—	$—
	—	—%	2,490	$321.28	3/1/2026	—	—	$—
	—	—%	1,888	$238.38	9/1/2026	—	—	$—
	—	—%	16,529	$151.25	3/1/2027	—	—	$—
David Kaefer (3)	1,490	*	3,097	$189.52	3/31/2023	1,075	—	$—
	—	—%	967	$138.00	3/1/2024	—	—	$—
	—	—%	5,034	$238.38	9/1/2026	—	—	$—
	—	—%	52,893	$151.25	3/1/2027	—	—	$—
Eve Konstan	7,585	*	10,946	$182.71	6/1/2025	11,971	—	$—
	—	—%	1,556	$321.28	3/1/2026	—	—	$—
	—	—%	1,049	$238.38	9/1/2026	—	—	$—
	—	—%	13,223	$151.25	3/1/2027	—	—	$—
Alex Norström	30,145	*	130,800	$123.13	3/31/2023	32,140	—	$—
	—	—%	153,623	$138.00	3/1/2024	—	—	$—
	—	—%	87,515	$137.12	3/1/2025	—	—	$—
	—	—%	38,596	$321.28	3/1/2026	—	—	$—
	—	—%	97,851	$151.25	3/1/2027	—	—	$—
Dawn Ostroff	32,633	*	25,077	$180.12	3/31/2023	37,980	—	$—

	—	—%	16,003	$138.00	3/1/2024	—	—	$—
	—	—%	43,757	$137.12	3/1/2025	—	—	$—
	—	—%	59,761	$321.28	3/1/2026	—	—	$—
Gustav Söderström	8,880	*	145,360	$123.13	3/31/2023	—	—	$—
	—	—%	171,014	$138.00	3/1/2024	—	—	$—
	—	—%	198,366	$137.12	3/1/2025	—	—	$—
	—	—%	87,151	$321.28	3/1/2026	—	—	$—
	—	—%	264,463	$151.25	3/1/2027	—	—	$—
Paul Vogel	16,465	*	28,520	$123.13	3/31/2023	7,821	—	$—
	—	—%	21,191	$138.00	3/1/2024	—	—	$—
	—	—%	51,050	$137.12	3/1/2025	—	—	$—
	—	—%	24,900	$321.28	3/1/2026	—	—	$—
	—	—%	119,008	$151.25	3/1/2027	—	—	$—
Christopher Marshall (4)	72,095	*	4,651	$146.22	6/28/2024	—	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	7,517	$180.93	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
	—	—%	12,060	$112.77	5/31/2027	—	—	$—
Barry McCarthy (5)	460,421	*	15,033	$271.40	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
	—	—%	12,060	$112.77	5/31/2027	—	—	$—
Shishir Mehrotra	60,545	*	13,952	$219.33	6/28/2024	379	—	$—
	—	—%	11,275	$271.40	5/29/2025	—	—	$—
	—	—%	11,260	$362.36	5/31/2026	—	—	$—
	—	—%	24,120	$169.16	5/31/2027	—	—	$—
Heidi O’Neill	7,703	*	2,325	$146.22	6/28/2024	5,445	—	$—
Ted Sarandos	13,313	*	4,651	$146.22	6/28/2024	470	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
	—	—%	12,060	$112.77	5/31/2027	—	—	$—
Thomas Staggs (6)	38,004	*	7,386	$146.22	6/28/2024	154	—	$—
	—	—%	7,959	$180.93	5/29/2025	—	—	$—
	—	—%	5,961	$362.36	5/31/2026	—	—	$—
	—	—%	2,981	$241.57	5/31/2026	—	—	$—
	—	—%	6,562	$169.16	5/31/2027	—	—	$—
	—	—%	9,843	$112.77	5/31/2027	—	—	$—
Cristina Stenbeck	47,996	*	4,651	$219.33	6/28/2024	1,140	—	$—
	—	—%	3,758	$271.40	5/29/2025	—	—	$—
	—	—%	11,260	$362.36	5/31/2026	—	—	$—
Padmasree Warrior	6,383	*	4,651	$219.33	6/28/2024	1,507	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	2,815	$241.57	5/31/2026	—	—	$—
Mona Sutphen	—	—%	2,815	$362.36	5/31/2026	—	—	$—
	—	—%	4,222	$241.57	5/31/2026	—	—	$—
	—	—%	18,090	$169.16	5/31/2027	—	—	$—
	—	—%	3,015	$112.77	5/31/2027	—	—	$—
________________________
*Represents beneficial ownership of less than 1%.
(1)Includes 14,499,407 ordinary shares held by D.G.E. Investments Limited (“D.G.E. Investments”). Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. Also includes 4,276,200 ordinary shares held by Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), 9,076,240 ordinary shares held by Image Frame Investment (HK) Limited (“Image Frame”), 3,227,920 ordinary shares held by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited. Mr. Ek exercises voting power over the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by TME Hong Kong, Image Frame, Tencent

Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by D.G.E. Investments. The business address of D.G.E. Holding is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus.
(2)Includes 21,469,762 ordinary shares held by Rosello Company Limited (“Rosello”). Mr. Lorentzon is the sole shareholder of Amaltea S.à r.l. (“Amaltea”), which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the ordinary shares held by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Mr. Kaefer served as the Company's Global Head of Business Affairs until January 31, 2023.
(4)Includes (i) 52,911 ordinary shares held by Marshall Carroll 2000 Trust; (ii) 688 ordinary shares held by Marshall Partners; (iii) 18,496 shares held by Mr. Marshall for the benefit of TCV VII Management, L.L.C. (“TCV VII Management”) and TCV VIII Management, L.L.C. (“TCV VIII Management”); and (iv) 39,159 non-qualified stock options held by Mr. Marshall for the benefit of TCV VII Management and TCV VIII Management. Mr. Marshall is a trustee of the Marshall Carroll 2000 Trust and a general partner of Marshall Partners. Mr. Marshall disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Marshall and the other members of TCV VII Management and TCV VIII Management (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 18,496 ordinary shares, the 23,527 unvested non-qualified stock options, and the 15,632 vested non-qualified stock options held by Mr. Marshall. The Management Members disclaim beneficial ownership of the ordinary shares and the ordinary shares issuable upon vesting of non-qualified stock options and RSUs, except to the extent of their respective pecuniary interest therein.
(5)Includes 187,554 ordinary shares held by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(6)Includes 38,004 ordinary shares held by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 433 N. Camden Drive, Suite 54, Beverly Hills, CA 90210.
Stock Options
As noted above, we have granted stock options to our employees, including as part of the incentive mix program. Each stock option represents the right to purchase one of our ordinary shares. Each year through 2020, we adopted a new employee stock option program for a one-year term; however, in 2019, we adopted two stock option programs, an interim 2019 plan (the “Interim 2019 Plan”) and the 2020 plan (the “2020 Plan”). In 2020, we adopted a new employee stock option program that took effect in April 2021 for a five-year term (the “2021 Plan”). Pursuant to the recent stock option programs, each participant is granted a stock option at a specified exercise price. Since January 1, 2016, the exercise prices have been set at fair market value. Of each grant made prior to 2019 and each grant made pursuant to the Interim 2019 Plan, 3/16ths of the total number of options granted vests on the first of any of March 1, June 1, September 1, or December 1 falling more than three months from the date of grant (except for grants made prior to 2017 in Australia for which 5/16 vests on the first of March 1, June 1, September 1, or December 1 after 12 months from the date of grant), and thereafter 1/16 vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment. As noted above, of each grant made pursuant to the 2020 Plan and 2021 Plan as part of the incentive mix program, 3/48ths of the total number of options granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment. The options granted prior to 2019 and granted pursuant to the Interim 2019 Plan expire on March 31 of the fifth year following the date of grant. The options granted under the 2020 Plan and the 2021 Plan expire on the fifth anniversary of the date of grant. Initially, vested options were only exercisable annually during a 30-day exercise window, for a period of time immediately following the optionee’s termination and upon the expiration of the term of the option. In 2016, we amended our stock option program to provide that vested options could be exercised during each March, June, September, and December prior to the expiration of the term of the option. We later further amended our stock option program in 2017 to provide that vested options may be exercised at any time prior to the expiration of the option term. For our employees in certain countries, upon the exercise of a stock option, the Company is required to pay a social security contribution in an amount equal to the spread value of the option multiplied by the applicable tax rate.
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
Restricted Stock Units
As noted above, we have granted RSUs to our employees, including as part of the incentive mix program. Each year through 2020, we adopted a new employee RSU program for a one-year term; however, in 2020, we adopted a new employee restricted stock unit program for a five-year term that took effect in 2021. Each RSU represents the right to receive one of our ordinary shares. With respect to RSUs granted prior to 2018, one-fifth of each grant of RSUs time-vests on each September 1, commencing on the first September 1 falling more than three months from the date of grant and subject to the holder’s continued employment with us. RSUs granted in 2018 fully vest on each of the first five anniversaries of the date of grant, subject to the holder’s continued employment with us. As described above, for RSUs granted in 2019 and 2020 as part of the incentive mix program, 3/48ths of the total number of RSUs granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of RSUs granted vests on the first day of each calendar month thereafter, subject to continued employment. For certain employees, including the named executive officers, upon termination of an employee’s employment (i) by the Company for any reason other than Cause or (ii) by the employee due to the Company’s material breach of the employee’s employment agreement, a portion of the individual’s unvested RSUs will immediately vest. The portion of unvested RSUs that will accelerate and vest will be equal to the number of such RSUs that would have otherwise vested between six and 12 months following the termination, depending on the employee. In addition, for certain employees, including the named executive officers, if within six months following a change in control, the individual (i) resigns because he or she is required to perform duties that are materially inconsistent with the ones normally performed by someone in such position or (ii) otherwise experiences a constructive termination, all of the individual’s outstanding unvested RSUs will accelerate and vest.
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
Cash Program
As noted above, we also offer cash retention awards as part of our incentive mix program to all permanent employees. Pursuant to the cash alternative of the incentive mix program, the named executive officers who choose to include cash in their incentive mix composition will receive a fixed cash payment upon each vesting date. As noted above, for the cash awards granted in 2022, 3/48ths of the cash payment vested on the third calendar month following the date of grant, and thereafter 1/48th of the cash payment granted vests on the first day of each calendar month thereafter, subject to continued employment.
Other Contingently Issuable Shares
In connection with acquisitions in 2020, 2021, and 2022, we issued equity instruments to certain employees of the target. Of each such grant of equity instruments, one-fourth will vest on each anniversary of the closing of such transaction until fully vested, subject, in each case, to the employee’s continued employment through such vesting date. The agreement provides for potential adjustments to the equity instrument in the event of corporate transactions.
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
On July 1, 2019, Mr. Ek purchased, through D.G.E. Investments, 800,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $20.61, the then-current fair market value per share. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $190.09 per share at any time prior to July 1, 2022. On July 1, 2022, 800,000 warrants that were granted on July 1, 2019 expired unexercised.
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
Compensation Tables
2022 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2022, 2021, and 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Compensation Plan(3) ($)	All Other Compensation ($)		Total ($)
Daniel Ek (CEO) (4)	2022	—		—	—	—	—	181,085	(5)	181,085
	2021	—		—	—	—	—	104,885		104,885
	2020	—		—	—	—	—	490,334		490,334
Paul Vogel (CFO)	2022	600,000		—	6,187,244	—	—	9,988	(6)	6,797,232
	2021	600,000		—	2,431,812	1,999,968	—	8,700		5,040,480
	2020	595,386	(7)	—	1,663,708	1,750,063	—	8,550		4,017,707
Dawn Ostroff (Former Chief Content & Advertising Business Officer)	2022	1,000,000		—	—	3,350,036	3,015,000	132,025	(8)	7,497,061
	2021	1,000,000		—	5,836,456	1,599,974	—	389,550		8,825,980
	2020	1,000,000		—	2,139,061	6,750,006	—	87,250		9,976,317
Gustav Söderström (Former Chief Research & Development Officer and current Co-President, Chief Product & Technology Officer)	2022	312,500	(11)	—	13,749,472	—	—	95,772	(9)	14,157,744
	2021	331,858	(11)	—	8,511,467	—	—	95,172		8,938,497
	2020	364,520	(11)	—	6,464,706	—	—	95,889		6,925,115
Alex Norström (Former Chief Freemium Business Officer and current Co-President, Chief Business Officer)	2022	325,000	(11)	—	5,087,287	3,700,029	—	86,289	(10)	9,198,605
	2021	345,133	(11)	—	3,769,411	3,100,031	—	92,919		7,307,494
	2020	379,101	(11)	—	2,852,095	3,000,048	—	102,290		6,333,534

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
(3)Amount reflects the cash retention award granted to Ms. Ostroff as part of our incentive mix program. 3/48ths of the cash retention award vested on the third calendar month following the date of grant, and 1/48th of the cash retention award granted vests on the first day of each calendar month thereafter, subject to continued employment.
(4)As of July 1, 2017, we ceased paying Mr. Ek a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for fiscal years 2020, 2021, or 2022.
(5)For 2022, amount reflects $181,085 for home security services. These 2022 dollar amounts are based on a currency translation of EUR 1.07 per dollar as published by Reuters on December 31, 2022.
(6)Amount reflects $838 for home security services and $9,150 for matching contributions to the 401(k) plan.
(7)Mr. Vogel’s service as the Company’s Chief Financial Officer commenced January 15, 2020. Amount reflects the actual base salary earned by Mr. Vogel during fiscal year 2020.
(8)Amount reflects $9,125 for matching contributions to the 401(k) plan and $122,900 for use of a corporate apartment.
(9)Amount reflects $3,441 for home security services and $92,331 for contributions to the Swedish retirement plan.
(10)Amount reflects contributions to the Swedish retirement plan.
(11)Messrs. Söderström and Norström were each paid in Swedish Krona in 2020, 2021, and 2022. The 2020 dollar amounts are based on a currency translation of SEK 8.23 per dollar as published by Reuters on December 31, 2020. The 2021 dollar amounts are based on a currency translation of SEK 9.04 per dollar as published by Reuters on December 31, 2021. The 2022 dollar amounts are based on a currency translation of SEK 9.60 per dollar as published by Reuters on December 31, 2022. The amounts include vacation pay received by Messrs. Söderström and Norström pursuant to Swedish standards.
Grants of Plan-Based Awards in 2022
The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2022:

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stocks or Units (# shares)(1)	All Other Option Awards: Number of Securities Underlying Options (# shares)(1)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Daniel Ek	—	—		—	—	—	—
Paul Vogel	3/1/2022	—		—	119,008	151.25	6,187,244
Dawn Ostroff	3/1/2022	3,015,000	(3)	22,149	—	—	3,350,036
Gustav Söderström	3/1/2022	—		—	264,463	151.25	13,749,472
Alex Norström	3/1/2022	—		—	97,851	151.25	5,087,287
	3/1/2022	—		24,463	—	—	3,700,029
________________________
(1)All stock awards were issued under the Company’s Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A. and all option awards were issued under the Company’s Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A.
(2)Amounts of option awards reflect the grant-date Black-Scholes value of the stock options granted during 2022 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. Amounts of stock awards reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this report.
(3)Amount reflects the cash retention award granted to Ms. Ostroff as part of our incentive mix program. 3/48ths of the cash retention award vested on the third calendar month following the date of grant, and 1/48th of the cash retention award granted vests on the first day of each calendar month thereafter, subject to continued employment.

Outstanding Equity Awards at 2022 Fiscal Year-End
The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2022:

		Option Awards					Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)		Market Value of Ordinary Shares That Have Not Vested ($)(3)
Daniel Ek	—	—	—		—	—	—		—
Paul Vogel	3/1/2018	28,520	—	(1)	123.13	3/31/2023	—		—
	3/1/2019	19,866	1,325	(2)	138.00	3/1/2024	—		—
	3/1/2019	—	—		—	—	332	(4)	26,211
	3/1/2020	35,097	15,953	(2)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	3,988	(5)	314,853
	3/1/2021	10,894	14,006	(2)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	3,501	(6)	276,404
	3/1/2022	22,314	96,694	(2)	151.25	3/1/2027	—		—
Dawn Ostroff	8/1/2018	25,077	—	(1)	180.12	3/31/2023	—		—
	3/1/2019	13,602	2,401	(2)	138.00	3/1/2024	—		—
	3/1/2019	—	—		—	—	1,801	(4)	142,189
	3/1/2020	23,246	20,511	(2)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	15,383	(5)	1,214,488
	3/1/2021	26,146	33,615	(2)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	2,801	(6)	221,139
	3/1/2022	—	—		—	—	17,995	(7)	1,420,705
Gustav Söderström	3/1/2018	145,360	—	(1)	123.13	3/31/2023	—		—
	3/1/2019	160,325	10,689	(2)	138.00	3/1/2024	—		—
	3/1/2020	136,377	61,989	(2)	137.12	3/1/2025	—		—
	3/1/2021	38,129	49,022	(2)	321.28	3/1/2026	—		—
	3/1/2022	49,587	214,876	(2)	151.25	3/1/2027	—		—
Alex Norström	3/1/2018	130,800	—	(1)	123.13	3/31/2023	—		—
	3/1/2019	144,021	9,602	(2)	138.00	3/1/2024	—		—
	3/1/2020	60,167	27,348	(2)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	6,837	(5)	539,781
	3/1/2021	16,886	21,710	(2)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	5,427	(6)	428,462
	3/1/2022	18,347	79,504	(2)	151.25	3/1/2027	—		—
	3/1/2022	—	—		—	—	19,876	(7)	1,569,210
________________________
(1)Of each option grant, 3/16ths of the total number of options granted vested on the first day of any of March 1, June 1, September 1, or December 1 falling more than three months from the grant date and 1/16th vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment.
(2)Of each option grant, 3/48ths of the total number of options granted vested on the third calendar month following the date of grant, and thereafter 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment.
(3)Values were calculated based on a $78.95 closing price of our ordinary shares, as reported on the New York Stock Exchange (the "NYSE") on December 31, 2022.
(4)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2019 and 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
(5)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2020 and 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
(6)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2021 and 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.
(7)Of each RSU grant, 3/48ths of such RSU grant vested on June 1, 2022 and 1/48th vests on the first day of each calendar month thereafter, subject to continued employment.

2022 Option Exercises and Stock Vested
The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2022:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Ordinary Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(2)
Daniel Ek	—	—	—		—
Paul Vogel	—	—	6,071	(3)	768,784
Dawn Ostroff	—	—	24,907	(4)	3,041,217
Gustav Söderström	—	—	—		—
Alex Norström	36,600	3,605,944	12,469	(5)	1,454,466
(1)Represents the difference between the market value per share of the shares acquired on exercise, as determined based on the closing price of our ordinary shares as reported on the NYSE on the date of exercise, and the exercise price of the option.
(2)Value realized is calculated based on the closing price of our ordinary shares as reported on the NYSE on the date of vesting.
(3)Includes 2,199 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Vogel related to the vesting of such RSUs.
(4)Includes 13,060 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Ms. Ostroff related to the vesting of such RSUs.
(5)Includes 6,910 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Norström related to the vesting of such RSUs.
Non-Employee Director Compensation
Similarly to our executive compensation decisions, the people experience and compensation committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group (as described above in “—Engagement of Compensation Consultant”). Our non-employee directors are also eligible to participate in our incentive mix program, which is intended to provide our non-employee directors with maximum flexibility and individual autonomy, by allowing our non-employee directors to have the ability to choose their own composition of long-term incentive awards each year. For further information on our incentive mix program, please see “—Long Term Incentives” above. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, subject to payment by the holder of the nominal value per ordinary share, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.
In 2022, each of our non-employee directors participated in the incentive mix program. The following table shows the dollar amount of incentive compensation allocated to each named executive officer, as well as the allocations chosen by each such individual:

Name	Aggregate Long-Term Incentive Award Dollar Value ($)	2022 At-the-Money Stock Option Allocation	2022 Out-of-the-Money Stock Option Allocation	2022 RSU Allocation	2022 Cash Allocation ($)
Martin Lorentzon	340,000	—	24,120	—	—
Christopher Marshall	340,000	12,060	—	—	—
Barry McCarthy	340,000	12,060	—	—	—
Shishir Mehrotra	340,000	—	24,120	—	—
Heidi O’Neill	340,000	—	—	3,015	—
Ted Sarandos	340,000	12,060	—	—	—
Thomas Staggs	370,000	9,843	6,562	—	—
Cristina Stenbeck	340,000	—	—	—	306,000
Mona Sutphen	340,000	3,015	18,090	—	—
Padmasree Warrior	340,000	—	—	1,507	153,000

2022 Director Compensation
The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2022:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Stock Options ($)(3)	Total ($)(4)
Martin Lorentzon	—	—	839,660	839,660
Christopher Marshall	—	—	549,189	549,189
Barry McCarthy	—	—	549,189	549,189
Shishir Mehrotra	—	—	839,660	839,660
Heidi O’Neill	—	340,002	—	340,002
Ted Sarandos	—	—	549,189	549,189
Thomas Staggs	—	—	676,662	676,662
Cristina Stenbeck	306,000	—	—	306,000
Mona Sutphen	—	—	767,038	767,038
Padmasree Warrior	153,000	169,944	—	322,944
________________________
(1)Mr. Ek serves on our board of directors. His compensation is fully reflected in the Summary Compensation Table.
(2)Amounts reflect the grant-date fair value of the RSUs granted computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this report.
(3)Amounts reflect the aggregate grant-date Black-Scholes value of the stock options granted during 2022 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made in “Operating and Financial Review and Prospects” and in Note 19 of the consolidated financial statements included elsewhere in this report.
(4)The table below shows the aggregate numbers of stock awards and stock options held as of December 31, 2022 by each non-employee director who was serving as of December 31, 2022.

Name	Restricted Stock Units Outstanding at Fiscal Year End	Stock Options Outstanding at Fiscal Year End
Martin Lorentzon	—	65,257
Christopher Marshall	—	39,159
Barry McCarthy	—	32,723
Shishir Mehrotra	379	60,607
Heidi O’Neill	5,445	2,325
Ted Sarandos	470	35,400
Thomas Staggs	154	40,692
Cristina Stenbeck	1,140	19,669
Mona Sutphen	—	28,142
Padmasree Warrior	1,507	11,224
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
The following table sets forth, as of December 31, 2022 (except where noted), the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner of more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of December 31, 2022, the registrar and transfer agent for our Company reported that 157,820,962 of our ordinary shares were held by 426 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States. Our beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights; however, each beneficiary certificate entitles its holder to one vote.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of December 31, 2022. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options, warrants, and RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 193,293,269 total ordinary shares and 349,876,040 total beneficiary certificates outstanding as of December 31, 2022.

	Ordinary Shares		Beneficiary Certificates(6)		Percent of Total Voting Power
Name	Number	Percent	Number	Percent
Daniel Ek(1)(6)	31,931,376	16.5%	140,278,420	40.1%	31.7%
Martin Lorentzon(2)	21,514,864	11.1%	209,597,620	59.9%	42.6%
Baillie Gifford & Co(3)	27,937,554	14.5%	—	—	5.1%
T. Rowe Price(4)	16,102,881	8.3%	—	—	3.0%
Tencent(5)	16,631,969	8.6%	—	—	—	(7)
________________________
(1)Includes 14,499,407 ordinary shares that are held by D.G.E. Investments. Also includes 800,000 ordinary shares issuable pursuant to warrants that are held of record by D.G.E. Investments that are exercisable or settled within 60 days of December 31, 2022. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding and D.G.E. Investments is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.
(2)Includes 21,469,762 ordinary shares held by Rosello. Also includes 38,719 ordinary shares issuable pursuant to options that are held of record by Mr. Lorentzon that are exercisable within 60 days of December 31, 2022. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Based on information reported on Schedule 13G/A, as filed by Baillie Gifford & Co (Scottish partnership) (“Baillie Gifford”) with the SEC on January 20, 2023, Baillie Gifford has the following powers with respect to our ordinary shares: (i) sole voting power: 21,446,037; (ii) shared voting power: 0; (c) sole dispositive power: 27,937,554; and (iv) shared dispositive power: 0. The business address for Baillie Gifford is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(4)Based on information reported on Schedule 13G/A, as filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on February 14, 2022, T. Rowe Price has the following powers with respect to our ordinary shares: (i) sole voting power: 6,915,777; (ii) shared voting power: 0; (iii) sole dispositive power: 16,102,881; and (iv) shared dispositive power: 0. The business address of T. Rowe Price is 100 E. Pratt St, Baltimore, MD 21202.
(5)Includes 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, 3,227,920 ordinary shares held of record by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited received in connection with a distribution in kind of the Company’s ordinary shares by a fund in which an affiliate of Distribution Pool Limited is a limited partner. Tencent is also the majority equity holder of TME, which is the sole shareholder of TME Hong Kong. Each of Image Frame, Tencent Mobility Limited, and Distribution Pool Limited is wholly owned by Tencent Holdings Limited ("Tencent"). As such, Tencent may be deemed to share beneficial ownership of the ordinary shares held of record by each of TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. The address for Tencent is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(6)Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 349,876,040 beneficiary certificates outstanding as of December 31, 2022. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Item 10.B. Memorandum and Articles of Association.”
(7)Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.
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

B. Significant Changes
There have been no significant changes since the date of the financial statements included elsewhere in this annual report. Please see Note 28 of the consolidated financial statements included elsewhere in this report for details of events after the reporting period.
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
E. Taxation
Luxembourg Tax Considerations
The following is an overview of certain material Luxembourg tax consequences of purchasing, owning, and disposing of the ordinary shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own, or deposit our ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. Prospective purchasers of our ordinary shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our ordinary shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy, impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), and personal income tax (impôt sur le revenu des personnes physiques) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
Income Tax
As the Company is a fully-taxable Luxembourg company, its net taxable profit is as a rule subject to corporate income tax (“CIT”) and municipal business tax (“MBT”) at ordinary rates in Luxembourg.
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18.19% in 2022 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the Company is located (6.75% in the City of Luxembourg in 2022). The maximum aggregate CIT and MBT rate consequently amounts to 24.94% in 2022 for companies located in the City of Luxembourg.
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
Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from our ordinary shares may be exempt from CIT and MBT at the level of the holder of our ordinary shares if cumulatively (i) the holder of our ordinary shares is an Eligible Parent, and (ii) at the time the dividend is put at the holder of our ordinary shares’ disposal, the holder of our ordinary shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding (“Qualified Shareholding”). A Qualified Shareholding means ordinary shares representing a direct participation of at least 10% in the share capital of the Company or a direct participation in the Company of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by the holder of the ordinary shares from the Company may be exempt for 50% of their gross amount. Ordinary shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.
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
This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences owning and disposing of our ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

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
If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership that holds our ordinary shares should consult their tax advisers regarding the U.S. federal income tax consequences of owning, and disposing of our ordinary shares.
THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
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
Disposition of Our Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in our ordinary shares. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in our ordinary shares generally will equal the cost of such ordinary shares.
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
If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their tax advisers about the potential application of the PFIC rules to an investment in the ordinary shares.
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
FATCA
Provisions under Sections 1471 through 1474 of the Internal Revenue Code and applicable U.S. Treasury regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Luxembourg, implemented by the Luxembourg law dated July 24, 2015 and amended on June 18, 2020, which modifies the FATCA withholding regime described above. Under the regulations, any withholding on foreign passthru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these regulations are not final, taxpayers generally may rely on them until final regulations are issued. U.S. Holders should consult their tax advisors regarding the potential impact of FATCA, the Luxembourg IGA and any non-U.S. legislation implementing FATCA on the investment in our ordinary shares.
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
J. Annual Report to Security Holders
Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, investment, and inflation risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.
Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, volatility in the credit, equity and foreign exchange markets, inflation, rising interest rates, the effects of the COVID-19 pandemic, and the continued conflict between Russia and Ukraine, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long-term investments. Refer to Part I. “Item 3.D. Risk Factors” in this document for further discussion.
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
Currency risk
Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates, in particular a weakening of foreign currencies relative to the Euro, may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.
Transaction exposure sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.
The table below shows the immediate impact on net income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2022. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2022	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Increase)/decrease in loss before tax	(13)	(18)	68
Translation exposure sensitivity
The impact on our equity would be approximately €140 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2022.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Our exposure to interest rate risk is related to our interest-bearing assets, including our cash and cash equivalents and our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €36 million for the year ended December 31, 2022.
Share price risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes, outstanding warrants, and accrual for social costs on outstanding share-based compensation awards.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,127 million to €1,129 million at December 31, 2022.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €1 million to €2 million at December 31, 2022.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a change in the accrual for social costs on outstanding share-based compensation awards of €1 million at December 31, 2022.
Investment risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €985 million to €1,204 million at December 31, 2022.
Inflation risk
Inflationary factors such as increases in costs may adversely affect our results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for our Premium Service or sale of advertisements. Our inability or failure to do so could harm our business, operating results, and financial condition.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young AB, an independent registered public accounting firm, as stated in their report that is included herein.
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
D. Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Thomas Staggs is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of our directors, officers, employees, consultants, and others working on our behalf, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Spotify Code of Conduct and Ethics is available on our website at investors.spotify.com. We did not grant any waivers to the Spotify Code of Conduct and Ethics during the year ended December 31, 2022.
Item 16C. Principal Accountant Fees and Services
Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2022 and 2021, respectively. The following table summarizes the charge for professional fees rendered in those periods:

	2022	2021
	(in € thousands)
Audit fees	6,224	5,548
Audit-related fees	520	560
Tax fees	4	4
All other fees	—	—
Total	6,748	6,112
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
All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2022 and 2021 were pre-approved by the Audit Committee.
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

2022	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2022 - January 15, 2022	11,040		$222.70		11,040	$895,551,413
January 16, 2022 - January 31, 2022	1,198,000	(2)	$—	(3)	—	$895,551,413
February	—		$—		—	$895,551,413
March	—		$—		—	$895,551,413
April	—		$—		—	$895,551,413
May	—		$—		—	$895,551,413
June	—		$—		—	$895,551,413
July	—		$—		—	$895,551,413
August	—		$—		—	$895,551,413
September	—		—		—	$895,551,413
October	—		$—		—	$895,551,413
November	—		$—		—	$895,551,413
December	—		$—		—	$895,551,413
Total	1,209,040		222.70		11,040	895,551,413
(1)This column includes all the shares repurchased as a part of the repurchase program announced on August 20, 2021, as further described above. See Note 18 to our consolidated financial statements included in this report for additional details. As of December 31, 2022, we had repurchased a total of approximately $104 million under the share repurchase program.
(2)On January 27. 2022, the Company issued ordinary shares to our Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company's stock option and RSU plans.
(3)Price paid per share is equal to the USD equivalent of par value, or $$0.000696 per share, as of the date of purchase.
During the year ended December 31, 2022, the average price paid per share for share repurchases was equal to €197.24, excluding shares issued to and repurchased from our Netherlands subsidiary to facilitate the fulfillment of option exercises and RSU releases under our stock option and RSU plans, translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on the date of the corresponding transactions. As of December 31, 2022, the maximum value of shares that may yet be purchased under the share repurchase program is approximately €837 million, translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on December 31, 2022.
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

Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a people experience and compensation committee composed of three members, and we believe two of the committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee.
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
See "Item 18. Financial Statements"
Item 18. Financial Statements
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
Item 19. Exhibits
The following are filed as exhibits hereto:

1.1	Amended and Restated Articles of Association of Spotify Technology S.A. (English Translation), as currently in effect.

2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.1 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 3, 2022, File No. 001-38438, and incorporated herein by reference).

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

4.3
Form of Terms and Conditions for Warrants 2021 in Spotify Technology S.A. (filed as Exhibit 4.3 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 3, 2022, File No. 001-38438, and incorporated herein by reference).

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

4.25
Terms and Conditions Governing Director Stock Options 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.1 to Spotify Technology S.A.'s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

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

4.28
Terms and Conditions Governing Director Stock Options 2019/2023 in Spotify Technology S.A., dated April 19, 2019 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2019, File No. 333-231102, and incorporated herein by reference).

4.29
Terms and Conditions Governing Director Restricted Stock Units 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.2 to Spotify Technology S.A.'s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

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

4.38
Terms and Conditions Governing Consultant Stock Options 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.3 to Spotify Technology S.A.'s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.39
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

4.41
Terms and Conditions Governing Stock Options for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.3 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.42
Terms and Conditions Governing Consultant Restricted Stock Units 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.4 to Spotify Technology S.A.'s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.43
Terms and Conditions Governing Consultant Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.34 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.44
Terms and Conditions Governing Restricted Stock Units for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.4 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.45
Form of Notice of Conversion of Echo Nest Stock Options, by and between Spotify Technology S.A. and certain employees (filed as Exhibit 10.18 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

4.46
Form of Restricted Consideration Agreement, by and between Spotify Technology S.A. and restricted sellers (filed as Exhibit 10.19 to Spotify Technology S.A.’s Form F-1 filed on February 28, 2018, File No. 333-223300, and incorporated herein by reference).

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

13.2*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

15.1	Consent of Ernst & Young AB.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document Section 1350

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spotify Technology S.A.

	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer

Date: February 2, 2023
***

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Spotify Technology S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Spotify Technology S.A. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 2, 2023 expressed an unqualified opinion thereon.

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

Cost of revenue and rights holder liabilities

Description of the Matter	For the year ended December 31, 2022, the Company’s cost of revenue was €8,801 million. As of December 31, 2022, trade payables and accrued fees to rights holders was €588 million and €1,665 million, respectively. As explained in Note 2 of the consolidated financial statements, cost of revenue and rights holder liabilities consist predominantly of royalty and distribution costs related to content streaming. Royalties are typically calculated using negotiated or statutory rates and are based on revenue, user/usage measures, or a combination of these. Calculation variables include the country, product, license holder and size of user base. Auditing cost of revenue and rights holder liabilities was complex due to the number of royalty calculation variables in addition to complex IT systems and a significant volume of data. There was significant auditor judgment related to circumstances where rights holders have allowed the use of their content while negotiations of the terms and conditions or determination of statutory rates are ongoing.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s processes to determine cost of revenue and rights holder liabilities. For example, we tested controls specific to the calculation of royalties, calculation variables and IT systems. Additionally, we tested controls over estimates and judgments used to determine royalties where rights holders have allowed the use of their content while negotiations or determination of rates are ongoing.

We performed the following audit procedures, among others, related to cost of revenue and rights holder liabilities: recalculated royalty cost amounts, tested calculation variables, and compared royalty rates to agreements. Additionally, we evaluated the appropriateness and consistency of management’s estimates and assumptions, used to determine royalties where rights holders allowed the use of their content while negotiations or determination of rates are ongoing.

/s/ Ernst & Young AB
We have served as the Company’s auditor since 2015.
Stockholm, Sweden
February 2, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Spotify Technology S.A.

Opinion on Internal Control Over Financial Reporting
We have audited Spotify Technology S.A.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Spotify Technology S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 2, 2023 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young AB
Stockholm, Sweden
February 2, 2023

Consolidated statement of operations
for the year ended December 31
(in € millions, except share and per share data)

	Note	2022	2021	2020
Revenue	4	11,727	9,668	7,880
Cost of revenue		8,801	7,077	5,865
Gross profit		2,926	2,591	2,015
Research and development		1,387	912	837
Sales and marketing		1,572	1,135	1,029
General and administrative		626	450	442
		3,585	2,497	2,308
Operating (loss)/income		(659)	94	(293)
Finance income	9	421	246	94
Finance costs	9	(132)	(91)	(510)
Finance income/(costs) - net		289	155	(416)
(Loss)/income before tax		(370)	249	(709)
Income tax expense/(benefit)	10	60	283	(128)
Net loss attributable to owners of the parent		(430)	(34)	(581)
Loss per share attributable to owners of the parent
Basic	11	(2.23)	(0.18)	(3.10)
Diluted	11	(2.93)	(1.03)	(3.10)
Weighted-average ordinary shares outstanding
Basic	11	192,934,862	191,298,397	187,583,307
Diluted	11	195,846,362	193,943,455	187,583,307
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss
for the year ended December 31
(in € millions)

	Note	2022	2021	2020
Net loss attributable to owners of the parent		(430)	(34)	(581)
Other comprehensive income/(loss)
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	18, 24	(15)	(8)	4
Change in net unrealized gain or loss on cash flow hedging instruments	18, 24	14	(1)	1
Change in foreign currency translation adjustment	18	83	71	(43)
Items not to be subsequently reclassified to consolidated statement of operations (net of tax):
Gains/(losses) in the fair value of long term investments	18, 24	190	(981)	615
Change in fair value of Exchangeable Notes attributable to changes in credit risk	20, 24	3	—	—
Other comprehensive income/(loss) for the year (net of tax)		275	(919)	577
Total comprehensive loss for the year attributable to owners of the parent		(155)	(953)	(4)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position
As at December 31
(in € millions)

	Note	2022	2021
Assets
Non-current assets
Lease right-of-use assets	12	417	437
Property and equipment	13	348	372
Goodwill	14	1,168	894
Intangible assets	14	127	89
Long term investments	24	1,138	916
Restricted cash and other non-current assets	15	78	77
Deferred tax assets	10	8	13
		3,284	2,798
Current assets
Trade and other receivables	16	690	621
Income tax receivable	10	5	5
Short term investments	24	867	756
Cash and cash equivalents	24	2,483	2,744
Other current assets	17	307	246
		4,352	4,372
Total assets		7,636	7,170
Equity and liabilities
Equity
Share capital	18	—	—
Other paid in capital	18	4,789	4,746
Treasury shares	18	(262)	(260)
Other reserves	18	1,521	853
Accumulated deficit		(3,647)	(3,220)
Equity attributable to owners of the parent		2,401	2,119
Non-current liabilities
Exchangeable Notes	20	1,128	1,202
Lease liabilities	12	555	579
Accrued expenses and other liabilities	22	28	37
Provisions	23	3	7
Deferred tax liabilities	10	5	—
		1,719	1,825
Current liabilities
Trade and other payables	21	845	793
Income tax payable	10	11	23
Deferred revenue	4	520	458
Accrued expenses and other liabilities	22	2,093	1,841
Provisions	23	26	22
Derivative liabilities	24	21	89
		3,516	3,226
Total liabilities		5,235	5,051
Total equity and liabilities		7,636	7,170
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(in € millions, except share data)

	Note	Number of ordinary shares outstanding	Share capital	Treasury shares	Other paid in capital	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2020		184,325,957	—	(370)	4,192	924	(2,709)	2,037
Loss for the year		—	—	—	—	—	(581)	(581)
Other comprehensive income		—	—	—	—	577	—	577
Issuance of ordinary shares	26	5,038,200	—	—	—	—	—	—
Repurchases of ordinary shares	18	(5,038,200)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	18	4,802,847	—	195	124	—	—	319
Issuance of shares upon exercise of, or net settlement of, warrants	24	1,084,043	—	—	267	—	—	267
Restricted stock units withheld for employee taxes		—	—	—	—	(29)	—	(29)
Share-based compensation	19	—	—	—	—	181	—	181
Income tax impact associated with share-based compensation	10	—	—	—	—	34	—	34
Balance at December 31, 2020		190,212,847	—	(175)	4,583	1,687	(3,290)	2,805
Loss for the year		—	—	—	—	—	(34)	(34)
Other comprehensive loss		—	—	—	—	(919)	—	(919)
Reclassification of gain on sale of long term investments	18	—	—	—	—	(134)	134	—
Reclassification of tax effect of gain on sale of long term investments	18	—	—	—	—	30	(30)	—
Issuance of ordinary shares	26	2,000,000	—	—	—	—	—	—
Repurchases of ordinary shares	18	(2,458,234)	—	(89)	—	—	—	(89)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	18	2,397,198	—	4	163	—	—	167
Restricted stock units withheld for employee taxes		—	—	—	—	(54)	—	(54)
Share-based compensation	19	—	—	—	—	222	—	222
Income tax impact associated with share-based compensation	10	—	—	—	—	21	—	21
Balance at December 31, 2021		192,151,811	—	(260)	4,746	853	(3,220)	2,119
Loss for the year		—	—	—	—	—	(430)	(430)
Other comprehensive income		—	—	—	—	275	—	275
Reclassification of gain on sale of long term investments, net of tax	18	—	—	—	—	(3)	3	—
Issuance of ordinary shares	26	1,243,901	—	—	—	—	—	—
Repurchases of ordinary shares	18	(1,209,040)	—	(2)	—	—	—	(2)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	18	1,106,597	—	—	43	—	—	43
Restricted stock units withheld for employee taxes		—	—	—	—	(40)	—	(40)
Share-based compensation	19	—	—	—	—	385	—	385
Income tax impact associated with share-based compensation	10	—	—	—	—	51	—	51
Balance at December 31, 2022		193,293,269	—	(262)	4,789	1,521	(3,647)	2,401
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
for the year ended December 31
(in € millions)

	Note	2022	2021	2020
Operating activities
Net loss		(430)	(34)	(581)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment and lease right-of-use assets	12 , 13	118	94	86
Amortization of intangible assets	14	53	33	25
Excess and obsolete reserve		14	—	—
Share-based compensation expense	19	381	223	176
Finance income	9	(421)	(246)	(94)
Finance costs	9	132	91	510
Income tax expense/(benefit)	10	60	283	(128)
Other		7	6	7
Changes in working capital:
Increase in trade receivables and other assets		(84)	(245)	(187)
Increase in trade and other liabilities		226	137	425
Increase in deferred revenue		52	67	73
(Decrease)/increase in provisions		(3)	5	6
Interest paid on lease liabilities		(53)	(50)	(55)
Interest received		37	3	4
Income tax paid		(43)	(6)	(8)
Net cash flows from operating activities		46	361	259
Investing activities
Business combinations, net of cash acquired	5	(306)	(115)	(336)
Purchases of property and equipment	13	(25)	(85)	(78)
Purchases of short term investments	24	(457)	(497)	(1,354)
Sales and maturities of short term investments	24	368	375	1,421
Sales of long term investments	24	—	144	—
Change in restricted cash	15	—	1	2
Other		(3)	(10)	(27)
Net cash flows used in investing activities		(423)	(187)	(372)
Financing activities
Payments of lease liabilities	12	(43)	(35)	(24)
Lease incentives received	12	2	7	20
Repurchases of ordinary shares	18	(2)	(89)	—
Proceeds from exercise of stock options	19	43	167	319
Proceeds from issuance of warrants	24	—	31	—
Proceeds from issuance of Exchangeable Notes, net of costs	24	—	1,223	—
Payments for employee taxes withheld from restricted stock unit releases	19	(40)	(54)	(30)
Net cash flows (used in)/from financing activities		(40)	1,250	285
Net (decrease)/increase in cash and cash equivalents		(417)	1,424	172
Cash and cash equivalents at January 1	24	2,744	1,151	1,065
Net foreign exchange gains/(losses) on cash and cash equivalents		156	169	(86)
Cash and cash equivalents at December 31	24	2,483	2,744	1,151
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	5	—	9	32
Recognition of lease right-of-use asset in exchange for lease liabilities	12	20	23	29
Purchases of property and equipment in trade and other liabilities	13	5	13	16
Issuance of shares upon exercise of, or effective net settlement of, warrants	24	—	—	267
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2022 consolidated financial statements
1.    Corporate information
Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 5, place de la Gare L-1616, Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the “Group,” "we," "us," or "our") is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. The Premium Service offers a music listening experience without commercial breaks. The Group’s ad-supported service (“Ad-Supported Service” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
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
Ad-Supported revenue
The Group’s advertising revenue is generated primarily from the sale of display, audio, and video advertising delivered through advertising impressions across music and podcast content. The Group enters into arrangements with advertising agencies that purchase advertising on our platform on behalf of their clients. The Group also enters into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order, a submission of order placements through a self-serve platform that includes the online acceptance of terms and conditions, or contracts that specify the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. Revenue is recognized based on the number of impressions delivered.
Additionally, the Group generates Ad-Supported revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis. Revenue is recognized when impressions are delivered on the platform.
(e)Advertising credits
Advertising credits that are not transferable are issued to certain rights holders and allow them to include advertisements on the Ad-Supported Service that promote their artists and the Spotify service, such as the availability of a new single or album on Spotify. These are issued in conjunction with the Group’s royalty arrangements for no additional consideration. There is no revenue recognized as the advertising credits are mutually beneficial to both the rights holders and the Group and do not meet the definition of a revenue contract under IFRS 15, Revenue from Contracts with Customers.
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
(i)Sales and marketing expenses
Sales and marketing expenses primarily comprise employee compensation and benefits, sponsorships, public relations, branding, consulting expenses, customer acquisition costs, advertising, live events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on the Group’s platform, and the costs of providing free trials. Expenses included in the costs of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
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
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and 12 years.
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

(n)Intangible assets
Acquired intangible assets other than goodwill comprise acquired developed technology, trade names, customer relationships, publisher relationships, and patents. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.
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
Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 3 to 5 years for technology, 3 to 8 years for trade names and trademarks, 3 to 10 years for customer and publisher relationships, and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of operations in the expense category consistent with the function of the intangible assets.
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
(q)Financial instruments
(i)Financial assets
Initial recognition and measurement
The Group’s financial assets comprise cash and cash equivalents, short term investments, trade and other receivables, derivative assets, long term investments, restricted cash, and other non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date; the date that the Group receives or delivers the asset. Receivables are non-derivative financial assets, other than short term and long term investments described below, with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period.
For more information on receivables, refer to Note 16.

Short term investments primarily comprise debt instruments carried at fair value through other comprehensive income. The securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions (therefore, not recognized at amortized cost). These meet both the hold to collect and sell business model and solely payments of principal and interest contractual cash flows tests under IFRS 9 Financial Instruments. These are classified as current assets.
Long term investments primarily comprise equity instruments carried at fair value through other comprehensive income based on the irrevocable election made at initial recognition under IFRS 9 Financial Instruments. The securities within this category are intended to be held for an indefinite period of time and for strategic investment purposes. These are not held for trading. These are classified as non-current assets. The Group’s primary long term investment is its equity investment in Tencent Music Entertainment Group (“TME”).
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
The Group accounts for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. Under this approach, the Exchangeable Notes are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk are presented separately in other comprehensive income/(loss) and will not be reclassified to the consolidated statement of operations. The Group classified the Exchangeable Notes as a financial liability in accordance with IAS 32, Financial Instruments: Presentation.
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

•Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability; and,
•Level 3: techniques which use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions.
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
These investments are classified as debt instruments and are carried primarily at fair value with the unrealized gains and losses reported as a component of equity. Management determines the appropriate classification of investments at the time of purchase and re-evaluates whether the investments pass both the hold to collect and sell and solely payments of principal and interest tests. The short term investments with maturities greater than 12 months are classified as short term when they are intended for use in current operations. The cost basis for investments sold is based upon the specific identification method.
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
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no material modifications to any share-based compensation transactions during 2022, 2021, and 2020.
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
In many jurisdictions, tax authorities levy taxes on share-based compensation transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Group is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Group’s restricted stock unit arrangements permit the Group to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting of the restricted stock unit. The monetary value of the employee’s tax obligation is recorded as a deduction from Other reserves for the shares withheld.
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
New and amended standards and interpretations adopted by the Group
There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective as of January 1, 2022 that have a material impact to the consolidated financial statements.
New standards and interpretations issued not yet effective
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis. The amendments will require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes. Adoption of this amendment will not result in the reclassification of the Exchangeable Notes as a current liability at any reporting date, from the inception of the notes to December 31, 2022 as the exchange conditions had not been met.
In May 2021, the IASB issued an amendment to IAS 12 Income Taxes to clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations, effective for annual reporting periods beginning on or after January 1, 2023. The amendment is required to be applied on a modified retrospective basis. The amendment requires the Group to recognize a deferred tax asset (to the extent recoverable) and a deferred tax liability for all deductible and taxable temporary differences associated with our leases. The Group is currently evaluating the impact of this amendment, however, it is not expected to have a material impact on amounts recognized in the current, or prior periods.
There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the consolidated financial statements.
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
The areas where assumptions and estimates are significant to the consolidated financial statements are:
(i)Share-based compensation - The Group measures the cost of equity-settled transactions with employees and directors by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 19. The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is based on an analysis of actual forfeitures.
(ii)Deferred taxes - The Group has recognized deferred tax assets for tax loss carry-forwards, tax credits and deductible temporary differences. The Group also has significant unrecognized deferred tax assets. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 10.
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

(iii)Contract liabilities
The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed, and therefore, the revenue has not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2022 and 2021, the Group had deferred revenue of €520 million and €458 million, respectively. The increase in deferred revenue in 2022 is primarily a result of an increase in the number of Premium Subscribers. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period of up to a year.
Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2022, 2021, and 2020 is €448 million, €372 million, and €301 million, respectively.
5.    Business combinations
The following sections describe the Group’s material acquisitions during the years ended December 31, 2022.
Sonantic
On July 11, 2022, the Group acquired 100% of Sonantic Limited ("Sonantic"), an artificial intelligence voice platform. This acquisition allows the Group to expand text-to-speech capabilities across the Group's platform.
The fair value of the purchase consideration was €93 million in cash, paid at closing. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €64 million has been recorded to goodwill, €31 million to acquired intangible assets, €2 million to cash and cash equivalents and €4 million to deferred tax liabilities. The Group incurred €2 million in acquisition-related costs that were recognized as general and administrative expenses.
The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and the technical expertise of the acquired workforce. None of the goodwill recorded is expected to be deductible for tax purposes. €48 million of goodwill was allocated to the Premium segment, and €16 million of goodwill was allocated to the Ad-Supported segment.
The intangible asset acquired relates to existing technology. The useful life of the existing technology is five years. The Group valued the existing technology using the replacement cost method under the cost approach.
In addition to the purchase consideration, there are cash payments of €30 million that are contingent on the continued employment of certain employees. In addition, €4 million of equity instruments were offered to and accepted by certain employees, which have vesting conditions contingent upon continued employment and are accounted for as equity-settled share-based compensation transactions. These cash payments and share-based compensation transactions are recognized as post-combination expense over employment service periods of up to four years, if not forfeited by the employees.
Findaway
On June 15, 2022, the Group acquired 100% of Findaway World, LLC (“Findaway”), a digital audiobook distribution platform. The acquisition allows the Group to accelerate its audiobook content offering.
The fair value of the purchase consideration was €117 million in cash, paid at closing. The acquisition was accounted for under the acquisition method. The provisional purchase price allocation to assets acquired and liabilities assumed in the acquisition are as follows:

(in € millions)
Cash and cash equivalents	8
Trade and other receivables	11
Other current assets	15
Intangible assets	22
Trade and other payables	(11)
Accrued expenses and other liabilities	(13)
Total identifiable net assets	32
Goodwill	85
Fair value of net assets acquired	117

The Group incurred €5 million in acquisition-related costs that were recognized as general and administrative expenses.
The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and the technical expertise of the acquired workforce. The goodwill recorded is expected to be deductible for tax purposes. The goodwill was allocated to the Premium segment.
The intangible assets acquired relate to existing technology, trade name and publisher relationships. The useful lives of the existing technology and trade name are five years each, and the useful life of the publisher relationships is seven years. The Group valued the existing technology and trade name using the relief from royalty method, under the income approach. The Group valued the publisher relationships using the multi-period excess earnings method, under the income approach.
In addition to the purchase consideration, there are cash payments of €13 million that are contingent on the continued employment of certain employees. In addition, €5 million of equity instruments were offered to and accepted by certain employees, which have vesting conditions contingent upon continued employment and are accounted for as equity-settled share-based compensation transactions. These cash payments and share-based compensation transactions are recognized as post-combination expense over employment service periods of up to four years, if not forfeited by the employees.
Podsights and Chartable
During February 2022, the Group acquired 100% of In Defense of Growth Inc. ("Podsights") and Chartable Holding, Inc. ("Chartable") to provide improved podcast ad measurement and analytics services. These acquisitions allow the Group to expand and scale its podcast monetization and product offering for advertisers and publishers.
The combined fair value of the purchase consideration for the two acquisitions was €83 million in cash, paid at closing. The acquisitions were accounted for under the acquisition method. Of the total purchase consideration, €59 million has been recorded to goodwill, €26 million to acquired intangible assets, €4 million to cash and cash equivalents, €1 million to other tangible net assets, and €7 million to deferred tax liabilities. The Group incurred €2 million in acquisition-related costs, which were recognized as general and administrative expenses.
The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. None of the goodwill recorded is expected to be deductible for tax purposes. The goodwill was allocated to the Ad-Supported segment.
The intangible assets acquired relate to existing technology and customer relationships. The useful lives of existing technology ranges from three to five years, and the useful life of customer relationships is one year. The Group valued the existing technology using the multi-period excess earnings and replacement cost methods, under the income approach and cost approach, respectively. The Group valued the customer relationships using the replacement cost method, under the cost approach.
In addition to the purchase consideration, there are cash payments of €21 million that are contingent on the continued employment of certain employees. In addition, €10 million of equity instruments were offered to and accepted by certain employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based compensation transactions. These cash payments and share-based compensation transactions are recognized as post-combination expense over employment service periods of up to four years, if not forfeited by the employees.
For the year ended December 31, 2022, revenues and operating results of the acquired businesses were not significant to the Group's consolidated statement of operations.
The amount for business combinations, net of cash acquired, within the consolidated statement of cash flows for the year ended December 31, 2022 includes €11 million of investing cash outflows for deferred and contingent consideration of previous business combinations.
6.    Segment information

The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments including revenue, cost of revenue, and gross profit/(loss) are as follows:

	2022	2021	2020
	(in € millions)
Premium
Revenue	10,251	8,460	7,135
Cost of revenue	7,355	5,986	5,126
Gross profit	2,896	2,474	2,009
Ad-Supported
Revenue	1,476	1,208	745
Cost of revenue	1,446	1,091	739
Gross profit	30	117	6
Consolidated
Revenue	11,727	9,668	7,880
Cost of revenue	8,801	7,077	5,865
Gross profit	2,926	2,591	2,015
Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group’s (loss)/income before tax is as follows:

	2022	2021	2020
	(in € millions)
Segment gross profit	2,926	2,591	2,015
Research and development	(1,387)	(912)	(837)
Sales and marketing	(1,572)	(1,135)	(1,029)
General and administrative	(626)	(450)	(442)
Finance income	421	246	94
Finance costs	(132)	(91)	(510)
(Loss)/income before tax	(370)	249	(709)
Revenue by country

	2022	2021	2020
	(in € millions)
United States	4,712	3,692	2,947
United Kingdom	1,113	994	836
Luxembourg	7	6	5
Other countries	5,895	4,976	4,092
Total	11,727	9,668	7,880
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

Non-current assets by country
Non-current assets for this purpose consist of property and equipment and lease right-of-use assets.

	2022	2021	2020
	(in € millions)
Sweden	142	148	151
United States	529	549	504
Other countries	94	112	102
Total	765	809	757
As of December 31, 2022, 2021, and 2020, the Group held no property and equipment in Luxembourg.
7.    Personnel expenses

	2022	2021	2020
	(in € millions, except employee data)
Wages and salaries	1,233	860	694
Social costs and payroll taxes	85	85	265
Contributions to retirement plans	51	40	32
Share-based compensation	381	223	176
Other employee benefits	150	124	97
Total	1,900	1,332	1,264
Average full-time employees	8,359	6,617	5,584
8.    Auditor remuneration

	2022	2021	2020
	(in € millions)
Auditor fees	7	6	5
9.    Finance income and costs

	2022	2021	2020
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 24)	71	53	49
Fair value movements on Exchangeable Notes (Note 24)	159	117	—
Interest income	47	11	17
Other financial income	13	6	8
Foreign exchange gains	131	59	20
Total	421	246	94
Finance costs
Fair value movements on derivative liabilities (Note 24)	—	(5)	(307)
Fair value movements on Exchangeable Notes (Note 24)	(15)	(5)	—
Interest expense on lease liabilities	(41)	(40)	(41)
Interest, bank fees and other costs	(17)	(11)	(13)
Transaction costs in relation to issuance of Exchangeable Notes	—	(18)	—
Foreign exchange losses	(59)	(12)	(149)
Total	(132)	(91)	(510)

10.    Income tax
An analysis of the Group’s income tax expense/(benefit) for periods presented is set out below:

	2022	2021	2020
	(in € millions)
Current tax expense
Current year	82	37	25
Changes in estimates in respect to prior year	13	2	(9)
	95	39	16
Deferred tax (benefit)/expense
Temporary differences	(158)	5	(137)
Change in recognition of deferred tax	124	241	(7)
Change in tax rates	—	(1)	—
Changes in estimates in respect to prior years	(1)	(1)	—
	(35)	244	(144)
Income tax expense/(benefit)	60	283	(128)
For the years ended December 31, 2022, 2021, and 2020, the Group recorded an income tax expense/(benefit) of €26 million, €(268) million, and €163 million, respectively, in other comprehensive income/(loss) related to components of other comprehensive income/(loss). In 2022, a €(5) million current tax benefit (2021, €30 million of a current tax charge) was reclassified to accumulated deficit relating to the sale of a long term investment.
In 2022, the Group recognized current income tax expense of €5 million for uncertain tax positions and has cumulatively recorded liabilities of €9 million for uncertain tax positions at December 31, 2022, of which €2 million is reasonably expected to be resolved within 12 months. Interest and penalties included in income tax expense were not material in any of the periods presented.
A reconciliation between the income tax expense/(benefit) for the year, and the theoretical tax expense that would arise when applying the statutory tax rate in Luxembourg of 24.94% to the consolidated loss before tax for each of the years ended December 31, 2022, 2021, and 2020 is shown in the table below:

	2022	2021	2020
	(in € millions)
(Loss)/income before tax	(370)	249	(709)
Tax using the Luxembourg tax rate	(93)	62	(177)
Effect of tax rates in foreign jurisdictions	(11)	1	12
Permanent differences	23	(35)	54
Change in unrecognized deferred taxes	124	239	(9)
Adjustments in respect of previous years	12	1	(9)
Foreign withholding taxes	2	12	1
Other	3	3	—
Income tax expense/(benefit)	60	283	(128)
The Group will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

The major components of deferred tax assets and liabilities are comprised of the following:

	2022	2021
	(in € millions)
Intangible assets	(70)	(66)
Share-based compensation	18	8
Tax losses carried forward	93	53
Property and equipment	50	58
Unrealized (gains)/losses	(130)	(43)
Trade and other payables	29	1
Other	13	2
Net deferred tax assets	3	13
A reconciliation of net deferred tax is shown in the table below:

	2022	2021	2020
	(in € millions)
At January 1	13	15	7
Movement recognized in consolidated statement of operations	36	(240)	144
Movement recognized in consolidated statement of changes in equity and other comprehensive income	(32)	239	(136)
Movement due to acquisition	(14)	(1)	—
At December 31	3	13	15
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to consolidated statement of financial position	2022	2021
	(in € millions)
Deferred tax assets	8	13
Deferred tax liabilities	5	—
Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which entities within the Group can use the benefits.

	2022	2021
	(in € millions)
Intangible assets	22	74
Share-based compensation	3	122
Tax losses carried forward	329	316
Tax credits carried forward	80	51
Capitalized Research & Development Costs	106	—
Unrealized (gains)/ losses	—	7
Other	58	60
Total	598	630
At December 31, 2022, no deferred tax liability had been recognized on investments in subsidiaries because the Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries. There are no distributions planned in the foreseeable future. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.

Tax loss and credit carry-forwards as at December 31, 2022 were expected to expire as follows:

Expected expiry	2023 - 2032	2033 and onwards	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	101	437	1,596	2,134
Research and development credit carry-forward	—	80	—	80
The Group has significant net operating loss carry-forwards in Luxembourg of €195 million, as well as foreign jurisdictions including the United States of €462 million (€214 million federal and €248 million state and local), Sweden of €1,359 million and other foreign jurisdictions of €118 million. In certain jurisdictions, if the Group is unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.
In the United States, of the €214 million federal net operating loss carryforwards, €24 million are subject to an annual limitation as defined by Section 382 of the Internal Revenue Code (“Section 382”). The remaining balance is related to net operating losses generated after January 1, 2018 which can be carried forward indefinitely but are subject to an 80% taxable income limitation upon utilization. In addition, utilization of these net operating loss carry-forwards may be subject to further annual limitation if there is an ownership change within the meaning of Section 382. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.
In Sweden, our net operating losses can be carried forward indefinitely. Utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Chapter 40, paragraphs 10-14, of the Swedish Income Tax Act (the “Swedish Income Tax Act”). In general, an ownership change, as defined by the Swedish Income Tax Act results from a transaction or series of transactions over a five-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain categories or individuals, businesses or organizations.
The Group’s most significant tax jurisdictions are Sweden and the U.S. (both at the federal level and in various state jurisdictions). Because of its tax loss and tax credit carry-forwards, substantially all of the Group’s tax years after 2012 remain open to federal, state, and foreign tax examination. Certain of the Group’s subsidiaries are currently under examination by the U.S. and other foreign tax authorities for tax years from 2013-2020. These examinations may lead to adjustments to the Group’s taxes.
The Group has initiated and is in negotiations for an Advanced Pricing Agreement (“APA”) between Sweden and the United States governments for the tax years 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to the consolidated financial statements.
11.    Loss per share
Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, and other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted loss per share when their effect is dilutive. The computation of loss per share for the respective periods is as follows:

	2022	2021	2020
	(in € millions, except share and per share data)
Basic loss per share
Net loss attributable to owners of the parent	(430)	(34)	(581)
Shares used in computation:
Weighted-average ordinary shares outstanding	192,934,862	191,298,397	187,583,307
Basic loss per share attributable to owners of the parent	(2.23)	(0.18)	(3.10)
Diluted loss per share
Net loss attributable to owners of the parent	(430)	(34)	(581)
Fair value gains on dilutive Exchangeable Notes	(144)	(112)	—
Fair value gains on dilutive warrants	—	(53)	—
Net loss used in the computation of diluted loss per share	(574)	(199)	(581)
Shares used in computation:
Weighted-average ordinary shares outstanding	192,934,862	191,298,397	187,583,307
Exchangeable Notes	2,911,500	2,424,921	—
Warrants	—	220,137	—
Diluted weighted average ordinary shares	195,846,362	193,943,455	187,583,307
Diluted loss per share attributable to owners of the parent	(2.93)	(1.03)	(3.10)
Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2022	2021	2020
Employee options	16,004,890	8,695,348	9,041,288
Restricted stock units	3,135,407	1,425,196	1,320,193
Other contingently issuable shares	71,717	108,720	156,190
Warrants	800,000	800,000	800,000
12.    Leases
The Group leases certain properties under non-cancellable lease agreements that primarily relate to office space. The expected lease terms are up to 12 years. The Group currently does not act in the capacity of a lessor.

Below is the roll-forward of lease right-of-use assets:

Right of use assets
(in € millions)
Cost
At January 1, 2021	581
Increases	23
Decreases	(2)
Exchange differences	30
At December 31, 2021	632
Increases	20
Exchange differences	23
At December 31, 2022	675
Accumulated depreciation
At January 1, 2021	(137)
Depreciation charge	(53)
Decreases	2
Exchange differences	(7)
At December 31, 2021	(195)
Depreciation charge	(59)
Exchange differences	(4)
At December 31, 2022	(258)
Cost, net accumulated depreciation
At December 31, 2021	437
At December 31, 2022	417
Below is the roll-forward of lease liabilities:

Lease liabilities	2022	2021
	(in € millions)
At January 1	623	608
Increases	20	23
Payments (1)	(96)	(85)
Interest expense	41	40
Lease incentives received (1)	2	7
Increases in lease incentives receivable	—	(2)
Exchange differences	23	32
At December 31	613	623
(1)Included within the consolidated statement of cash flows

Below is the maturity analysis of lease liabilities:

Lease liabilities	December 31, 2022
Maturity Analysis	(in € millions)
Less than one year	98
One to five years	367
More than five years	376
Total lease commitments	841
Impact of discounting remaining lease payments	(226)
Lease incentives receivable	(2)
Total lease liabilities	613
Lease liabilities included in the consolidated statement of financial position
Current	58
Non-current	555
Total	613
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €6 million and €7 million for the year ended December 31, 2022 and 2021, respectively. Additionally, the Group has entered into certain lease agreements with approximately €43 million of commitments, which had not commenced as of December 31, 2022, and as such, have not been recognized in the consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the consolidated statement of financial position was 6.4% as of December 31, 2022 and 6.3% as of December 31, 2021.

13.    Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2021	56	346	402
Additions	26	55	81
Disposals	(1)	(1)	(2)
Exchange differences	2	22	24
At December 31, 2021	83	422	505
Additions	8	11	19
Disposals	(1)	—	(1)
Exchange differences	2	15	17
At December 31, 2022	92	448	540
Accumulated depreciation
At January 1, 2021	(36)	(53)	(89)
Depreciation charge	(9)	(32)	(41)
Disposals	—	1	1
Exchange differences	(1)	(3)	(4)
At December 31, 2021	(46)	(87)	(133)
Depreciation charge	(15)	(44)	(59)
Disposals	1	—	1
Exchange differences	—	(1)	(1)
At December 31, 2022	(60)	(132)	(192)
Cost, net accumulated depreciation
At December 31, 2021	37	335	372
At December 31, 2022	32	316	348
There were no impairment charges recognized for the year ended December 31, 2022 and 2021, respectively.
The Group had €8 million and €4 million of leasehold improvements that were not placed into service as of December 31, 2022 and 2021, respectively.

14.    Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2021	64	91	155	736	891
Additions	13	—	13	—	13
Acquisition, business combination (Note 5)	—	7	7	106	113
Write-off of fully amortized intangible assets	(13)	—	(13)	—	(13)
Exchange differences	—	7	7	52	59
At December 31, 2021	64	105	169	894	1,063
Additions	5	—	5	—	5
Acquisition, business combination (Note 5)	—	82	82	221	303
Exchange differences	—	6	6	53	59
At December 31, 2022	69	193	262	1,168	1,430
Accumulated amortization
At January 1, 2021	(31)	(27)	(58)	—	(58)
Amortization charge	(15)	(18)	(33)	—	(33)
Write-off of fully amortized intangible assets	13	—	13	—	13
Exchange differences	—	(2)	(2)	—	(2)
At December 31, 2021	(33)	(47)	(80)	—	(80)
Amortization charge	(17)	(36)	(53)	—	(53)
Exchange differences	—	(2)	(2)	—	(2)
At December 31, 2022	(50)	(85)	(135)	—	(135)
Cost, net accumulated amortization
At December 31, 2021	31	58	89	894	983
At December 31, 2022	19	108	127	1,168	1,295
Amortization charges related to intangible assets of €40 million, €25 million and €18 million in 2022, 2021, and 2020, respectively, are included in research and development in the consolidated statement of operations. There were no impairment charges for goodwill in 2022, 2021, and 2020, respectively. We recorded immaterial impairment charges for intangible assets in 2022. There were no impairment charges for intangible assets in 2021 and 2020, respectively.
Goodwill is tested for impairment on an annual basis or when there are indications the carrying amount may be impaired. Goodwill is allocated to the Group’s two operating segments, Premium and Ad-Supported, based on each of the segments that are expected to benefit from the business combination. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The carrying amount of goodwill allocated to each of the operating segments is as follows:

	Premium	Ad-Supported	Premium	Ad-Supported
	2022	2022	2021	2021
	(in € millions)
Goodwill	274	894	129	765
Valuation methodology
The Group performed its annual impairment test in the fourth quarter of 2022. The recoverable amount of the Premium and Ad-Supported operating segments are assessed using a fair value less costs of disposal (“FVLCD”) model. The FVLCD valuation is considered a level 3 in the fair value hierarchy, as it uses significant unobservable inputs. FVLCD is calculated using both the income and market valuation methods.

Ad-Supported segment
For the Ad-supported segment we used an income valuation method which involved discounting the projected cash flows to present value. We also used the Venture Capital method ("VC method") which is a hybrid of the income and market valuation methods. The VC method involved discounting cash flows and then applying observed market multiples of comparable publicly traded companies to the forecasted revenue based on an assumed future exit date within the forecast period. We weighted the income valuation method and VC method 50% and 50%, respectively.
Premium segment
For the Premium segment we used an income valuation method which involved discounting the projected cash flows to present value. We also used the market valuation method which involved applying multiples from comparable publicly traded companies to the revenue of the preceding and forecasted twelve months, before and after the date of the impairment test, respectively. We weighted the income valuation method and market valuation method 50% and 50%, respectively.
As a result of the analysis, the FVLCD for the Premium and Ad-Supported operating segments was determined to be in excess of their carrying amounts.
Key assumptions used in the FVLCD calculations at the impairment testing date
The key assumptions used in the income approach was the discount rate based on the weighted-average cost of capital. The discount rate was 11.0% and 13.0% for the Group’s Premium and Ad-Supported segments, respectively. The key assumptions used in the VC method and market valuation method were the revenue multiples for comparable companies, which were selected based on industry similarity, financial risk, and size of each of the Group’s operating segments. For the Ad-supported segment, we applied a revenue multiple of 1.4 to the forecasted twelve months revenue preceding the assumed exit date. For the Premium segment, we applied a revenue multiple of 1.5 and 1.6 to the preceding and forecasted twelve months revenue before and after the date of the impairment test, respectively.
There are no reasonably possible changes in the key assumptions that would result in the operating segments’ carrying amounts exceeding their recoverable amounts.
15.    Restricted cash and other non-current assets

	2022	2021
	(in € millions)
Restricted cash
Lease deposits and guarantees	53	51
Other	2	1
Other non-current assets	23	25
Total	78	77
16.    Trade and other receivables

	2022	2021
	(in € millions)
Trade receivables	509	443
Less: allowance for expected credit losses	(7)	(6)
Trade receivables – net	502	437
Other	188	184
Total	690	621
Trade receivables are non-interest bearing and generally have 30-day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value.

The aging of the Group’s net trade receivables is as follows:

	2022	2021
	(in € millions)
Current	317	268
Overdue 1 – 30 days	91	86
Overdue 31 – 60 days	49	43
Overdue 60 – 90 days	19	17
Overdue more than 90 days	26	23
	502	437
The movements in the Group’s allowance for expected credit losses are as follows:

	2022	2021
	(in € millions)
At January 1	6	4
Provision for expected credit losses	8	7
Reversal of unutilized provisions	(2)	(2)
Receivables written off	(5)	(3)
At December 31	7	6
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.
17.    Other current assets

	2022	2021
	(in € millions)
Content assets	187	161
Prepaid expenses and other	89	74
Derivative assets	31	11
Total	307	246
Content asset amortization of €193 million, €122 million, and €48 million is included in cost of revenue in the consolidated statement of operations for the year ended December 31, 2022, 2021, and 2020, respectively.
18.    Issued share capital and other reserves
As of each of December 31, 2022, 2021, and 2020, the authorized and subscribed share capital was comprised of 403,032,520 shares, at a par value €0.000625 each. As at December 31, 2022, 2021, and 2020, the Company had 196,858,811, 195,614,910, and 193,614,910 ordinary shares issued and fully paid, respectively.
The Group has incentive stock plans under which options and restricted stock to subscribe to the Company’s share capital have been granted to certain directors and employees. Options exercised or restricted stock vesting under these plans are settled via either the issuance of new shares or issuance of shares from treasury.
Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 349,876,040 and 350,514,260 beneficiary certificates outstanding as of December 31, 2022 and 2021, respectively. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked.

On July 13, 2017, the Company issued, for €9 million in cash, a warrant to acquire 1,600,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US $89.73, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates upon the effective net settlement of all 1,600,000 outstanding warrants that were granted on July 13, 2017.
On July 1, 2019, the Company issued, for €15 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US $190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants expired unexercised on July 1, 2022.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US $281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through December 31, 2022, the Company repurchased 469,274 shares for €91 million under this program.
The authorization of the previous share repurchase program, announced on November 5, 2018, expired on April 21, 2021. The total aggregate amount of repurchased shares under that program was 4,366,427 for a total of approximately €510 million.
No dividends were paid during the year or are proposed.
All outstanding shares have equal rights to vote at general meetings.
For the year ended December 31, 2022 and 2021, the Company repurchased, in total, 1,209,040 and 2,458,324 of its own ordinary shares, respectively, and reissued 1,106,597 and 2,397,198 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. As of December 31, 2022 and 2021, the Company had 3,565,542 and 3,463,099 ordinary shares held as treasury shares, respectively.

Other reserves

	2022	2021	2020
	(in € millions)
Currency translation
At January 1	17	(54)	(11)
Currency translation	83	71	(43)
At December 31	100	17	(54)
Short term investments
At January 1	(3)	5	1
(Losses)/gains on fair value that may be subsequently reclassified to consolidated statement of operations	(23)	(8)	8
Gains reclassified to consolidated statement of operations	4	(2)	(3)
Deferred tax	4	2	(1)
At December 31	(18)	(3)	5
Long term investments
At January 1	(26)	1,059	444
(Losses)/gains on fair value not to be subsequently reclassified to consolidated statement of operations	212	(1,218)	777
Losses/(gains) on sale of long term investment reclassified to accumulated deficit	2	(134)	—
Tax effect of gains on sale of long term investment reclassified to accumulated deficit	(5)	30	—
Deferred tax	(22)	237	(162)
At December 31	161	(26)	1,059
Exchangeable Notes
At January 1	—	—	—
Gains on fair value attributable to changes in credit risk	4	—	—
Deferred tax	(1)	—	—
At December 31	3	—	—
Cash flow hedges
At January 1	(4)	(3)	(4)
(Losses)/gains on fair value that may be subsequently reclassified to consolidated statement of operations	4	(11)	5
Losses/(gains) reclassified to revenue	32	51	(15)
(Gains)/losses reclassified to cost of revenue	(20)	(40)	11
Deferred tax	(2)	(1)	—
At December 31	10	(4)	(3)
Share-based compensation
At January 1	869	680	494
Share-based compensation (Note 19)	385	222	181
Income tax impact associated with share-based compensation (Note 10)	51	21	34
Restricted stock units withheld for employee taxes	(40)	(54)	(29)
At December 31	1,265	869	680
Other reserves at December 31	1,521	853	1,687
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

Exchangeable Notes reserve recognizes the change in fair value gains and losses that is attributable to changes in the Group's own credit risk on Exchangeable Notes which are designated at fair value through profit and loss.
Cash flow hedge reserve recognizes the unrealized gains and losses on the effective portion of foreign exchange forward contracts designated for hedging.
Share-based compensation reserve recognizes the grant date fair value of equity-settled awards provided to employees as part of their remuneration. For further details, please see Note 19.
19.    Share-based compensation
Stock Option Plans
During 2020 and 2021, the Company implemented new Employee Stock Option Plans (“ESOP”) and Director Stock Option Plans (together, the “Stock Options Plans”). Under the Stock Option Plans, stock options of the Company are granted to certain employees of the Group and members of its board of directors. For options granted under the Stock Option Plans, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The exercise price for options is payable in the EUR value of a fixed USD amount; therefore, the Group considers these options to be USD-denominated. The options granted to participants under the Stock Option Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested. The options are granted with a term of five years.
Restricted Stock Unit Program
During 2020 and 2021, the Company implemented new restricted stock unit (“RSU”) programs for employees and for members of its board of directors (together, the “RSU Plans”). The RSU Plans are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the RSU Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested four years from date of grant. The valuation of the RSUs was consistent with the fair value of the ordinary shares.
Restricted Stock Awards and Other
In connection with an acquisition during 2017, the Group issued 61,880 restricted stock awards (“RSAs”) to certain employees of the acquiree. Vesting of the RSAs is contingent upon continued employment of these employees. The awards are accounted for as equity-settled share-based compensation transactions. The RSAs vest over a two- and three-year period from the acquisition date. The valuation of the RSAs was consistent with the fair value of the ordinary shares. As of December 31, 2020, there are no longer any RSAs outstanding.
In connection with the acquisition of Anchor during 2019 and The Ringer during 2020, the Company granted 162,320 and 34,450 equity instruments to certain employees of Anchor and The Ringer, respectively. Each instrument effectively represents one ordinary share of the Company, which will be issued to the holder upon vesting. The instruments vest annually over a four-year and five-year period, respectively, from the acquisition date, and vesting of the instruments is contingent on continued employment. The instruments are accounted for as equity-settled share-based compensation transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument granted to certain employees of Anchor and The Ringer was US $145.21 and US$145.14, respectively.
In connection with the acquisition of Podsights during 2022, the Company granted 30,824 equity instruments to certain employees of Podsights. The instruments vest annually over a four-year period from the acquisition date and the vesting is contingent upon continued employment. The instruments are accounted for as equity-settled share-based payment transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value for each equity instrument granted to employees of Podsights was US $162.21.

Activity in the Group's RSUs, RSAs, and other contingently issuable shares outstanding and related information is as follows:

	RSUs		RSAs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$		US$
Outstanding at January 1, 2020	638,350	134.79	41,280	90.65	162,320	145.21
Granted	1,127,149	161.50	—	—	34,450	145.14
Forfeited	(91,613)	143.13	—	—	—	—
Released	(353,693)	138.66	(41,280)	90.65	(40,580)	145.21
Outstanding at December 31, 2020	1,320,193	155.98	—	—	156,190	145.19
Granted	793,337	277.21	—	—	22,988	261.00
Forfeited	(175,751)	190.26	—	—	—	—
Released	(512,583)	178.19	—	—	(70,458)	182.98
Outstanding at December 31, 2021	1,425,196	211.25	—	—	108,720	145.19
Granted	2,914,248	121.42	—	—	30,824	162.21
Forfeited	(359,238)	173.04	—	—	(20,357)	145.21
Released	(844,799)	173.76	—	—	(47,470)	145.20
Outstanding at December 31, 2022	3,135,407	142.23	—	—	71,717	152.50
In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs.
Activity in the stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2020	12,153,772	107.68
Granted	2,356,040	180.12
Forfeited	(855,051)	131.30
Exercised	(4,556,908)	78.87
Expired	(56,565)	146.69
Outstanding at December 31, 2020	9,041,288	138.60
Granted	2,164,070	315.86
Forfeited	(414,317)	191.43
Exercised	(2,074,572)	96.12
Expired	(21,121)	196.25
Outstanding at December 31, 2021	8,695,348	190.19
Granted	9,640,611	141.55
Forfeited	(1,332,946)	215.07
Exercised	(620,143)	78.33
Expired	(377,980)	130.86
Outstanding at December 31, 2022	16,004,890	164.56
Exercisable at December 31, 2020	4,022,571	113.91
Exercisable at December 31, 2021	4,453,983	152.64
Exercisable at December 31, 2022	6,402,109	172.69

The weighted-average contractual life for the stock options outstanding at December 31, 2022, 2021, and 2020 is 3.3 years, 2.7 years, and 2.9 years, respectively. The weighted-average share price at exercise for options exercised during 2022, 2021, and 2020 was US $158.59, US $280.08, and US $198.10, respectively. The weighted-average fair value of options granted during the year ended at December 31, 2022, 2021, and 2020 was US $43.56 per option, US $78.65 per option, and US $36.82 per option, and, respectively.
The stock options outstanding at December 31, 2022, 2021, and 2020 are comprised of the following:

			2022		2021		2020
Range of exercise prices (US$)			Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
7.59	to	45.00	2,289	1.1	3,533	1.8	195,207	0.3
45.01	to	90.00	1,147,396	4.8	415,340	0.2	1,243,833	1.2
90.01	to	135.00	4,036,371	3.3	1,659,359	1.8	2,234,257	2.7
135.01	to	180.00	6,741,590	3.1	3,076,253	2.5	3,671,417	3.5
180.01	to	498.98	4,077,244	3.0	3,540,863	3.7	1,696,574	3.6
			16,004,890	3.3	8,695,348	2.7	9,041,288	2.9
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
The following table lists the inputs to the Black-Scholes option-pricing models used for stock options for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Expected volatility (%)	35.9 – 60.0	34.1 – 43.1	30.0 – 42.8
Risk-free interest rate (%)	0.9 – 4.5	0.2 – 1.1	0.1 – 1.7
Expected life of stock options (years)	2.6 – 4.8	2.6 – 4.8	2.6 – 4.8
Weighted-average share price (US$)	124.47	283.15	162.82
Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based compensation awards.
The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10% as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2022. The following table shows the impact of these changes on stock option expense for the options granted in 2022:

2022
(in € millions)
Actual stock option expense	142
Stock option expense increase/(decrease) under the following assumption changes
Volatility decreased by 10%	(25)
Volatility increase by 10%	34
Expected life decrease by 1 year	(19)
Expected life increase by 1 year	24

The expense recognized in the consolidated statement of operations for share-based compensation is as follows:

	2022	2021	2020
	(in € millions)
Cost of revenue	8	9	8
Research and development	218	119	84
Sales and marketing	73	41	34
General and administrative	82	54	50
Total	381	223	176
20.    Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the “Issuer”), issued US $1,500 million aggregate principal amount of 0% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”), which included the initial purchasers’ exercise in full of their option to purchase an additional US $200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
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
The initial exchange rate is 1.9410 ordinary shares per US $1,000 principal amount of Exchangeable Notes, which represents an initial exchange price of approximately US $515.20 per ordinary share. The exchange rate and exchange price will be subject to customary adjustments upon the occurrence of certain events as set forth in the Indenture. In addition, if certain corporate events that constitute a make-whole fundamental change occur as set forth in the Indenture, then the exchange rate will, in certain circumstances, be increased for a specified period of time.
The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the year ended December 31, 2022.
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
The fair value of the Exchangeable Notes as of December 31, 2022 was €1,128 million. See Note 24 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.
21.    Trade and other payables

	2022	2021
	(in € millions)
Trade payables	588	534
Value added tax and sales taxes payable	244	229
Other current liabilities	13	30
Total	845	793
Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.
22.    Accrued expenses and other liabilities

	2022	2021
	(in € millions)
Non-current
Other accrued liabilities	28	37
Total	28	37
Current
Accrued fees to rights holders	1,665	1,378
Accrued salaries, vacation, and related taxes	120	92
Accrued social costs for options and RSUs	7	84
Accrued operating liabilities	194	188
Other accrued expenses	107	99
Total	2,093	1,841

23.    Provisions

	Legal contingencies	Indirect tax	Onerous contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2021	4	11	1	6	22
Charged/(credited) to the consolidated statement of operations:
Additional provisions	—	4	12	1	17
Reversal of unutilized amounts	—	(6)	(2)	—	(8)
Utilized	—	(1)	(1)	—	(2)
Carrying amount at December 31, 2021	4	8	10	7	29
Charged/(credited) to the consolidated statement of operations:
Additional provisions	6	4	19	—	29
Reversal of unutilized amounts	—	(4)	(2)	(1)	(7)
Exchange differences	1	1	1	—	3
Utilized	(1)	(1)	(23)	—	(25)
Carrying amount at December 31, 2022	10	8	5	6	29
As at December 31, 2021
Current portion	4	8	6	4	22
Non-current portion	—	—	4	3	7
As at December 31, 2022
Current portion	10	8	5	3	26
Non-current portion	—	—	—	3	3
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
Indirect tax
The Group has indirect tax provisions that relate primarily to potential non-income tax obligations in various jurisdictions. The Group recognizes provisions for claims or indirect taxes when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

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
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. An aggregate of 469,274 ordinary shares for €91 million has been repurchased since the commencement of the share repurchase program through December 31, 2022.
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
Credit risk management
Financial assets with respect to cash and cash equivalents and short term investments carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk averse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-

average maturity of the portfolio shall not be greater than 2 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all investments (classified as cash and cash equivalents and short term investments) within 90 days. At December 31, 2022 and 2021, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €3,350 million and €3,500 million, respectively. No credit losses were incurred during 2022 or 2021 on these investments.
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
The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2022	2021
	(in € millions)
Liquidity
Short term investments	867	756
Cash equivalents	1,836	1,970
Cash at bank and on hand	647	774
Liquidity position	3,350	3,500
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
The table below shows the immediate impact on net income/loss before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure, at December 31, 2022 and 2021. The impact on net income/loss before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2022	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Increase)/decrease in loss before tax	(13)	(18)	68

2021	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Increase)/decrease in income before tax	(14)	(8)	94

(ii)Translation exposure sensitivity
Translation exposure exists due to the translation of the results and financial position of all of the Group entities that have a functional currency different from the presentation currency of Euro. The impact on the Group’s equity would be approximately €140 million and €126 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2022 and 2021, respectively.
Interest rate risk management
Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The Group’s exposure to interest rate risk is related to its interest-bearing assets, including its cash and cash equivalents and debt securities held at fair value through other comprehensive income. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €36 million and €35 million for the years ended December 31, 2022 and 2021, respectively.
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
Both the Exchangeable Notes and the warrants are re-measured at each reporting date using valuation models using input data based on the Company’s share price. Changes in the fair value of these instruments are recognized in finance income or cost. All else being equal, an increase or decrease of share price will increase or decrease the value of both the Exchangeable Notes and the warrants. The Group has not entered into any hedging arrangement to mitigate these fluctuations.
Other share price risk
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that the Group is subject to in various countries in which the Group operates. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company's share price. Changes in the accrual are recognized in operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. The impact on the accrual for social costs on outstanding share based payment awards of an increase or decrease in the Company’s ordinary share price of 10% would result in a change of €1 million and €18 million at December 31, 2022 and December 31, 2021, respectively.
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
Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the consolidated statement of operations was approximately €1,214 million and €859 million respectively, as of December 31, 2022 and approximately €1,185 million and €835 million as of December 31, 2021, respectively. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the statement of operations as of December 31, 2022:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Canadian dollar (CAD)	Norwegian krone (NOK)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	336	453	293	905	1,504	69
Cost of revenue	246	321	209	599	992	52
Total	582	774	502	1,504	2,496	121
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

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2022
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	1,543	—	—	1,543
Time deposits	293	—	—	293
Short term investments:
Money market funds	125	—	—	125
Government securities	245	5	—	250
Corporate notes	—	309	—	309
Fixed income funds	183	—	—	183
Derivatives (designated for hedging):
Foreign exchange forwards	—	31	—	31
Long term investments	1,095	—	43	1,138
Total financial assets at fair value by level	3,484	345	43	3,872
Financial liabilities at fair value
Exchangeable Notes	—	—	1,128	1,128
Derivatives (not designated for hedging):
Warrants	—	—	1	1
Derivatives (designated for hedging):
Foreign exchange forwards	—	20	—	20
Total financial liabilities at fair value by level	—	20	1,129	1,149

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2021
	(in € millions)
Financial assets at fair value
Cash equivalents
Money market funds	1,970	—	—	1,970
Short term investments:
Money market funds	25	—	—	25
Government securities	204	18	—	222
Corporate notes	—	308	—	308
Collateralized reverse purchase agreements	—	67	—	67
Fixed income funds	134	—	—	134
Derivatives (designated for hedging):
Foreign exchange forwards	—	11	—	11
Long term investments	852	—	64	916
Total financial assets at fair value by level	3,185	404	64	3,653
Financial liabilities at fair value
Exchangeable Notes	—	—	1,202	1,202
Derivatives (not designated for hedging):
Warrants	—	—	72	72
Derivatives (designated for hedging):
Foreign exchange forwards	—	17	—	17
Contingent consideration	—	—	17	17
Total financial liabilities at fair value by level	—	17	1,291	1,308

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2022 and 2021 there were no transfers between levels in the fair value hierarchy.
Recurring fair value measurements
Long term investment – Tencent Music Entertainment Group
The Group’s approximate 8% investment in TME is carried at fair value through other comprehensive income/(loss). The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2022	2021	2020
	(in € millions)
At January 1	852	2,228	1,481
Changes in fair value recorded in other comprehensive income/(loss)	242	(1,376)	747
At December 31	1,094	852	2,228
A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €985 million to €1,204 million at December 31, 2022 and €767 million to €937 million at December 31, 2021.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.
Warrants
On July 13, 2017, the Company sold, for €9 million, a warrant to acquire 1,600,000 ordinary shares to certain holders that are employees and management of the Group. The exercise price of each warrant is US $89.73, which was equal to 1.3 times the fair market value of ordinary shares on date of issuance. On July 13, 2020, the Company issued 1,084,043 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, upon the effective net settlement of the 1,600,000 warrants that were granted on July 13, 2017. Refer to Note 26.
On July 1, 2019, the Company sold, for €15 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant is US $190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 1, 2022 the warrants expired unexercised. Refer to Note 26.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Daniel Ek, the Company’s Chief Executive Officer, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant is US $281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024. Refer to Note 26.
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

	2022	2021	2020
Expected term (years)	1.65	0.5 – 2.65	1.5
Risk free rate (%)	4.52	0.19 – 0.89	0.11
Volatility (%)	55.0	40.0 - 45.0	50.0
Share price (US$)	78.95	234.03	314.66

The table below presents the changes in the warrants liability:

	2022	2021	2020
	(in € millions)
January 1	72	89	98
Issuance of warrant for cash	—	31	—
Issuance of shares upon exercise of, or net settlement of, warrants	—	—	(267)
Non cash changes recognized in profit or loss
Changes in fair value recognized in consolidated statement of operations	(74)	(53)	263
Effect of changes in foreign exchange rates	3	5	(5)
At December 31	1	72	89
The warrant liability is included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance income or costs in the consolidated statement of operations.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €1 million to €2 million at December 31, 2022 and €52 million to €95 million at December 31, 2021.
Long term investments – other
The Group has interests in certain long term investments, the most significant of which is our equity investment in DistroKid, an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive income/(loss). The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include market multiples of revenue or earnings before interest, income taxes, depreciation and amortization for benchmark companies used to estimate business enterprise value and discount rate.
The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2022	2021	2020
	(in € millions)
At January 1	64	49	16
Initial recognition of long term investment	3	2	9
Changes in fair value recorded in other comprehensive (loss)/income	(25)	158	29
Changes in fair value recognized in consolidated statement of operations	(1)	(4)	(4)
Sale of long term investment	—	(144)	—
Effect of changes in foreign exchange rates	2	3	(1)
At December 31	43	64	49

On October 1, 2021, the Group completed the sale of two-thirds of its equity interest in DistroKid. Proceeds from the sale were €144 million and the realized gain on the sale was €134 million. The after tax gain of €109 million has been reclassified from other comprehensive income/(loss) to accumulated deficit. See Note 18.

Contingent consideration
On April 1, 2019, the Group acquired Cutler Media, LLC ("Parcast"), a premier storytelling podcast studio. Included in the purchase price was €13 million related to the estimated fair value of contingent consideration. The contingent consideration was valued by the Group using a simulation of user engagement outcomes. The change in the fair value of the contingent consideration was recognized within general and administrative expenses in the consolidated statement of operations.

The table below presents the changes in the contingent consideration liability:

	2022	2021	2020
	(in € millions)
At January 1	17	30	27
Contingent consideration payments	(17)	(17)	(7)
Changes in fair value recognized in consolidated statement of operations	—	2	13
Effect of changes in foreign exchange rates	—	2	(3)
At December 31	—	17	30
As of June 30, 2022, the contingent consideration was fully paid.
Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. issued US $1,500 million aggregate principal amount of 0% Exchangeable Notes due 2026, which included the initial purchasers’ exercise in full of their option to purchase an additional US $200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
The table below presents the changes in the Exchangeable Notes:

	2022	2021
	(in € millions)
At January 1	1,202	—
Initial recognition	—	1,232
Changes in fair value recognized in consolidated statement of operations	(144)	(112)
Changes in fair value recorded in other comprehensive loss	(4)	—
Effect of changes in foreign exchange rates	74	82
At December 31	1,128	1,202
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

	2022	2021
Risk free rate (%)	4.20	1.15
Discount rate (%)	7.0	3.9
Volatility (%)	45.0	40.0
Share price (US$)	78.95	234.03
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,126 million to €1,132 million at December 31, 2022. A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,127 million to €1,129 million at December 31, 2022. A decrease or increase of 100 basis points in credit spread would have resulted in a fair value of the Exchangeable Notes ranging from €1,154 million to €1,102 million at December 31, 2022.
25.    Commitments and contingencies
Obligations under leases
See Note 12 for lease obligations.

Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content, as at December 31:

	2022	2021	2020
	(in € millions)
Not later than one year	1,111	788	317
Later than one year but not more than 5 years	298	2,491	3,259
Total	1,409	3,279	3,576
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments as at December 31:

	2022	2021	2020
	(in € millions)
Not later than one year	485	362	279
Later than one year but not more than 5 years	334	435	619
More than 5 years	98	—	—
Total	917	797	898
Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include but are not limited to matters relating to intellectual property, data protection, consumer protection, employment, and contractual rights. As a general matter, the music and other content made available on the Group’s Service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.
On August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license pursuant to Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have had with music publishers. On July 1, 2022, the Copyright Royalty Board issued its initial ruling to set those rates in light of the D.C. Circuit’s opinion. That ruling will need to be adapted into regulations, which, when issued by the U.S. Copyright Office, will become law. Until the final rates are determined, our recorded royalty costs will be based on management estimates of the rates that will apply. The rates set by the Copyright Royalty Board are also subject to further change as part of future Copyright Royalty Board proceedings. Changes to these estimates could either benefit or adversely affect our results of operations and financial condition.
In 2022, the proceedings known as “Phonorecords IV Proceedings” began to set the rates for the Section 115 compulsory license for calendar years 2023 to 2027. In August 2022, we and other services reached an agreement in principle with publisher organizations for rates and terms for U.S. mechanical royalties beginning in 2023 and asked the Copyright Royalty Board to adopt those rates and terms on an industry-wide basis. In December 2022, the Copyright Royalty Board issued final regulations adopting the parties' proposed rates and terms on an industry-wide basis for the Phonorecords IV period.

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

	2022	2021	2020
	(in € millions)
Key management compensation
Short term employee benefits	6	4	5
Share-based compensation	37	26	30
Total	43	30	35
On July 1, 2019, the Company issued, for €15 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US $190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 1, 2022 the warrants expired unexercised.
On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates to Mr. Ek, through D.G.E. Investments Limited, upon the effective net settlement of the 1,600,000 warrants that were granted on July 13, 2017.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US $281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024.
During the years ended December 31, 2022, December 31, 2021, and December 31, 2020 the Company issued 1,198,000, 2,000,000, and 5,038,200 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans.

27.    Group information
The Company’s principal subsidiaries as at December 31, 2022 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Spain S.L.	Sales, marketing and other support services	100%	Spain
Spotify GmbH	Sales, marketing and other support services	100%	Germany
Spotify France SAS	Sales, marketing and other support services	100%	France
Spotify Canada Inc.	Sales, marketing and other support services	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify India LLP	Sales, distribution and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Sales and marketing	100%	Singapore
Spotify Italy S.r.l.	Sales and marketing	100%	Italy
There are no restrictions on the net assets of the Group companies.
28.    Events after the reporting period
On January 23, 2023, the Company announced a reduction in its employee base. We estimate that we will incur approximately €35 million to €45 million in severance-related charges.
Subsequent to the end of the reporting period, we signed license agreements with certain music labels and publishers. Included in these agreements are minimum guarantee and spend commitments of approximately €116 million over the next three years.