Form 20-F
period 2023-12-31
Spotify Technology S.A.
filed 2024-02-08
CIK 1639920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________

FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 197,143,389 Ordinary Shares, par value €0.000625 per share.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Presentation of Financial Information
In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we prepare our consolidated financial statements on a historical cost basis, except for our short term investments, long term investments, Exchangeable Notes (as defined herein), and derivative financial instruments, which have been measured at fair value, and our lease liabilities, which are measured at present value.
Non-IFRS Financial Measures
In this report, we present Free Cash Flow, which is a financial measure not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto. For a discussion of Free Cash Flow and a reconciliation to its most closely comparable IFRS measures, see “Item 5.B. Liquidity and Capital Resource.”
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
•risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business;
•risks associated with our new products or services and our emphasis on long-term user engagement over short-term results;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to generate profit or positive cash flow on a sustained basis;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising;
•our ability to generate revenues from podcasts, audiobooks, and other non-music content;
•potential disputes or liabilities associated with content made available on our Service (as defined below);
•risks relating to acquisitions, investments, and divestitures;
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
•our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information;
•undetected errors, misconfigurations, bugs, or vulnerabilities in our products;
•interruptions, delays, or discontinuations in service arising from our systems or systems of third parties;

•changes in laws or regulations affecting us;
•risks relating to privacy and data security, content moderation, and use of artificial intelligence;
•our ability to maintain, protect, and enhance our brand;
•risks associated with increased scrutiny of environmental, social, and governance matters;
•payment acceptance-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access additional capital to support strategic objectives;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;
•the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty;
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
•We may not be able to effectively manage our growth, the scope and complexity of our business, and our international operations, including attracting, retaining, and motivating qualified personnel and obtaining rights to stream content on favorable terms.
•Our new products or services may not be successful and our emphasis on long-term user engagement may not align with the market’s expectations.
•We have incurred significant operating losses in the past and may not be able to generate profit or positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.
•We may fail to convince advertisers of the benefits of our advertising offerings.
•Evolving industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our advertising revenue.
•We may be subject to disputes or liabilities associated with content made available on our Service.
•Our acquisitions, investments, or divestitures could disrupt our operations and harm operating results.
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
•We may fail to maintain the integrity of our technology infrastructure and systems or the security of confidential information, and our products may contain undetected errors, misconfigurations, bugs, or vulnerabilities.
•Interruptions, delays, or discontinuations in service arising from our own systems or from third parties, such as Google Cloud Platform, could harm our business.
•Our business is subject to complex and evolving laws and regulations around the world, including those related to copyright, privacy and data security, content moderation, and use of artificial intelligence.
•We are subject to risks associated with increased scrutiny of environmental, social, and governance matters.

•We are subject to other risks related to our brand, payment acceptance, fluctuation of operating results, availability of additional capital to support strategic objectives, changes in worldwide economic conditions, and significant fluctuations of exchange rates.
Risks Related to Our Metrics

•Our user metrics and other estimates are subject to inherent challenges in measurement accuracy.
•Failure to effectively manage and remediate attempts to manipulate stream counts and attempts to gain or provide unauthorized access to certain features of our Service could undermine investor confidence.
Risks Related to Indebtedness

•Our indebtedness and liabilities could limit the cash flow available for our operations.
•We may be unable to repurchase the Exchangeable Notes or pay any amounts due upon exchange for cash.
•Provisions in the Indenture could delay or prevent an otherwise beneficial takeover of us.
•The Exchangeable Notes could adversely affect our reported financial condition and results.
Risks Related to Tax

•We face complex taxation regimes in various jurisdictions. Audits, investigations, tax proceedings, and changes to tax laws in any of the jurisdictions we operate could have a material adverse effect on us.
•We may not be able to utilize all, or any, of our net operating loss carry-forwards.
•The social costs we accrue for share-based compensation may fluctuate significantly with the trading price of our ordinary shares.
•Due to the effects of our share-based compensation deductions, our effective tax rate may vary significantly.
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
•Beneficiary certificates will limit your voting power and ability to influence our corporate governance.
Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

•Because we are a foreign private issuer, the rights of our shareholders may differ from those of shareholders of a U.S. corporation, and shareholders may have difficulty in obtaining or enforcing judgments or bringing original actions against us or the members of our board in the United States.
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

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of subscribers to our premium service (“Premium Service”) and the number of users of our ad-supported service (“Ad-Supported Service”, and together with the Premium Service, the “Service”) and finding ways to monetize our products and services. We must convince prospective users of the benefits of our Service and our existing users of the continuing value of our Service. Our ability to attract new users, retain existing users, and engage active users depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, competitive pricing, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Alphabet, and Amazon, have developed, and are continuing to develop, devices for which their audio streaming services are preloaded or may also be set as the default providers, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile and other connected products, including cars, in-home, and wearable devices, we will need to enhance and improve our existing Service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. From time to time, we have adjusted in the past, and may adjust in the future, our subscription pricing, plans, or our pricing model, which may not be well-received by consumers and could negatively impact our ability to attract and retain users or generate revenue. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms with competitive pricing that consumers perceive to be of value, our ability to grow or sustain the reach of our Service, attract and retain users, and monetize our products and services may be adversely affected.

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

In order to retain, expand, and effectively monetize our user base, we will need to address a number of challenges, including:

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

We vigorously compete to attract, engage, and retain users against current and potential competitors, both globally and in particular geographic regions where we operate. These competitive risks are heightened because some of our competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete, and greater overall resources than we do. These advantages enable them to devote more financial resources to technology, infrastructure, fulfillment, and marketing, which in turn enables them to offer competitive services at little or no profit or even at a loss. For example, prominent, well-funded competitors like Apple, Alphabet, and Amazon have a competitive advantage because they can leverage the substantially broader product offerings in their ecosystem to gain subscribers through bundled offers and to monetize users. Additionally, our current and future competitors have engaged and will continue to engage in mergers or acquisitions with each other, to combine and leverage their broad audiences, content, and capabilities.

Relatedly, we compete for users based on our presence and visibility as compared with other businesses and platforms that deliver audio content through the internet and connected devices. We face significant competition for users from companies promoting their own digital audio content online or through application stores, including large, well-funded, and seasoned participants in the digital media market. Device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. The websites and applications of our competitors may rank higher than our website and our Spotify application in search engines or application stores, and/or our application may be difficult to locate in device application stores, which could draw potential users away from our Service and toward those of our competitors. For example, Apple, Alphabet, and Amazon own application store platforms and charge in-application purchase fees, which may not be levied on their own applications, creating a competitive advantage for themselves against us. If other competitors that own application store platforms and competitive services adopt similar practices, we may be similarly impacted. In addition, some of these competitors, including Apple, Alphabet, and Amazon, have developed, and are continuing to develop, devices for which their music and/or podcast streaming service is preloaded and/or able to be used out-of-the-box without the need to log in, creating a visibility and access advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence, ease of use, and visibility, our number of Premium Subscribers, Ad-Supported Users, and the amount of content streamed on our Service may decline or may increase less than expected, and our subscription fees and advertising sales may suffer. See “—If our efforts to attract prospective users, retain existing users, and effectively monetize our products and services are not successful, our growth prospects and revenue will be adversely affected.”

We also face increasing competition because of new or emerging technologies and changes in market conditions. Our current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content that cause our users, especially the younger demographic, to switch to another product or service, which would negatively affect our user retention, growth, and engagement. As the market for on-demand audio on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge. Companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience may respond to new or emerging technologies and changes in market requirements better than we can, undertake more far-reaching and successful product development efforts or marketing campaigns, or adopt more aggressive pricing policies. As we introduce new products or services or as our products or services evolve, we may become subject to additional competition.

Additionally, we compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of our advertising products and content offering, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies. Large internet companies with strong brand recognition, such as Alphabet, Meta, and Amazon, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and traffic that provide a significant competitive advantage and have a significant impact on pricing for reaching these user bases.

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

We have significant international operations and are continuing to grow our operations internationally. However, managing our business and offering our products and services internationally involves numerous risks and challenges, including:

•difficulties in obtaining licenses on favorable terms or at all and maintaining relationships with rights holders;
•challenges due to fragmentation of rights ownership and lack of well-functioning copyright collective management organizations;
•difficulties in achieving market acceptance and growth in markets with different tastes and interests or where we commit fewer marketing resources;
•difficulties in effectively monetizing our growing international user base;
•difficulties in managing operations due to language barriers, distance, staffing, user behavior, spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally;
•application of different laws and regulations of various jurisdictions, including privacy, telecommunications and media, cybersecurity, content moderation, corporate governance, labor and employment, environmental, human rights, health and safety, consumer protection, liability standards and regulations, as well as intellectual property laws;
•potential adverse tax consequences associated with foreign operations;
•complex foreign exchange fluctuations, credit risk, payment fraud, restrictions on international monetary flow, and associated issues;
•increased competition from local websites and audio content providers;
•political, economic, and social instability in some countries;
•compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, import and export controls and economic sanctions laws imposed by the U.S. government, and similar laws in other jurisdictions; and
•reduced or ineffective protection of our intellectual property rights in some countries.

If we are unable to manage the complexity of our global operations and continue to grow internationally as a result of these obstacles, our business, operating results, and financial condition could be adversely affected.

We may not be able to effectively manage our growth and the scope and complexity of our business.

Our rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to continue to demonstrate our value proposition to users, advertisers, and business partners and increase the monetization of our products and services. Continued growth and the increased scope and complexity of our business could also strain our ability to maintain reliable service levels for our users, effectively monetize the content streamed, efficiently develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. In addition, from time to time, we implement organizational changes to pursue greater operating efficiencies and realign our strategic priorities. For example, in 2023, we announced several initiatives, including reductions in our employee base, reorganization, and optimization of our office space footprint, but we cannot guarantee that they will achieve our intended results. These efforts also subject us to risks such as disruptions to our operations, adverse effects on employee hiring, retention, and morale, and greater-than-anticipated costs. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

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

Our industry is subject to rapid and frequent changes in technology, evolving consumer needs, and the frequent introduction by our competitors of new and enhanced offerings. We must constantly assess the playing field and determine whether we need to improve or re-allocate resources among our existing products and services or create new ones. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, in 2023, we announced the launch of audiobooks on our Premium Service, making a specified monthly allocation of access available for eligible Premium Subscribers in the U.K., Australia, and the U.S. We are in the early stages of exploring additional potential monetization opportunities, although we do not expect any significant revenue attributable to those opportunities in the near-term and these opportunities may not prove successful at all. No assurance can be given that consumer demand for such new products or services will exist or be sustained at the levels that we anticipate, or that any of these offerings will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with them. It is also possible that products and services developed by others will render our products and services noncompetitive or obsolete. Further, our development efforts with respect to new products and services could distract management from current operations and will divert capital and other resources from our more established products and services. If we do not realize the expected benefits of our investments in new products or services, our business, operating results, and financial condition may be harmed.

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

We believe that a key differentiating factor between Spotify and other audio content providers is our ability to predict music, podcasts, audiobooks, or other content that our users will enjoy. Our system for predicting user preferences and selecting content tailored to our users’ individual tastes is based on advanced data analytics systems and our proprietary algorithms. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict user preferences and select content tailored to our users’ individual tastes depends in part on our ability to gather and effectively analyze large amounts of user data. In addition, our ability to offer users content that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional content that will appeal to our users’ diverse and changing tastes. Data security and privacy laws and regulations, and operating systems’ practices and policies may impact our ability to collect user information and provide personalized content. See “—Failure to convince advertisers of the benefits of our advertising offerings could harm our business, operating results, and financial condition.” While we have a large catalog of music, podcasts, and audiobooks available to stream, we must continuously identify and analyze additional content that our users will enjoy and we may not effectively do so. Our ability to predict and select content that our users enjoy is critical to the perceived value of our Service among our users and our failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain users or generate revenue to meet investor expectations for growth or to operate the business profitably.

We have incurred significant operating losses in the past, and we may not be able to generate profit or positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

We have incurred significant operating losses in the past and, as of December 31, 2023, had an accumulated deficit of €4,182 million. While for the year ended December 31, 2021, we had operating income of €94 million, for the years ended December 31, 2023 and December 31, 2022, our operating losses were €446 million and €659 million, respectively. We have incurred significant costs to license content and continue to pay royalties or other consideration to record labels, publishers, and other copyright owners for such content. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty and other licensing expenses, associated with our Service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

Furthermore, we cannot assure you that the growth in revenue we have experienced over the past few years will continue at the same rate or even continue to grow at all. In the future, our revenue growth rate may decline because of a variety of factors, including market saturation, the maturation of our business, or increased competition. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance may be adversely affected.

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
•international operations in an effort to maintain and increase our user base, engagement, and sales; and
•general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

Failure to convince advertisers of the benefits of our advertising offerings could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers, and to maintain and increase advertising revenue, depends on a number of factors, including:

•increasing the number of hours our users spend listening to audio or otherwise engaging with content on our Service;
•increasing the number of Ad-Supported Users and the number of our users listening to podcasts;
•user demographics and engagement patterns that make us more or less attractive to advertisers;
•providing a content portfolio that sustains or increases the value of our advertisements;

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
•implementing and maintaining an effective infrastructure for campaign and order management;
•convincing advertisers of the value of innovations to our current advertising offerings;
•managing adverse legal developments relating to advertising, including changes mandated or prompted by legislation, regulation, executive actions, or litigation regarding the collection, use, and sharing of personal data for advertising-related purposes; and
•continuing to develop and diversify our advertising platform and offerings, which currently include delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices, and multiple content types, including podcasts.

We may not succeed in capturing a greater share of our advertisers’ core marketing budgets, particularly if we are unable to achieve the scale, reach, frequency, products, and market penetration necessary to demonstrate the effectiveness of our advertising solutions, or if our advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets.

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

Selling advertisements requires that we demonstrate to advertisers that our advertising offerings are effective. For example, we need to show that our Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because our users self-report their personal data, including gender and date of birth, the personal data we have may differ from our users’ actual information. If our users provide us with incorrect or incomplete information regarding their personal data, such as gender, age, or other attributes we use to target advertisements to users, or the data are otherwise not available to us, then we may fail to target the correct demographic with our advertising. In addition, changes to operating systems' practices and policies, such as Apple's App Tracking Transparency (“ATT”) framework and privacy manifests, have reduced and may continue to reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. Alphabet has announced that it will implement similar changes with respect to its Android operating system, and major web browsers, like Firefox, Safari, and Chrome, have made or may make similar changes in the future as well. Apple also released software development kit (“SDK”) privacy controls in September 2023, including new protections designed to limit tracking or identification of user devices. Our users may also exercise their option not to share certain personal data for a number of reasons, and current and future data privacy laws and regulations may further impede our ability to stream personalized content or offer targeted advertising and promotional opportunities to users on the Service. See “—Various existing, new, and changing laws and regulations as well as self-regulation and public concern related to privacy and data security pose the threat of lawsuits, regulatory fines, other liability and reputational harm, require us to expend significant resources, and may harm our business, operating results, and financial condition.” These limitations have affected and may continue to adversely affect our and our advertisers' ability to effectively target advertisements and measure their performance, thereby reducing the demand or pricing for certain of our advertising products and harming our business. The impact of these changes on the overall mobile advertising ecosystem, our business, and the developers, partners, and advertisers in the ecosystem are evolving and their ultimate impact remains uncertain. Additionally, advertisers often rely on third parties to quantify the reach and effectiveness of our ad products. These third-party measurement services may not reflect our true audience or the performance of our ad products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the metrics that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Service could be adversely affected. See “—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.”

Evolving industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our advertising revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. In the absence of a uniform industry standard, agencies, advertisers, and other third parties have adopted several different measurement methodologies and standards. Certain advertisers will measure the effectiveness of their advertising campaigns based on our ability to serve their ads to audiences that match their demographic data benchmarks, and our ability to meet the requirements of these third-party measurement providers may be impacted when we do not have accurate or complete user data. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards. For example, we leverage streaming ad insertion technology to improve our targeting and measurement capabilities for podcast advertising that rely on our streaming capabilities instead of using downloads as a proxy. However, the impact of the shift in measurement from downloads to real impressions on our advertising revenue remains uncertain, as is its acceptance by our advertising partners or our ability to scale this technology successfully.

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

There is no guarantee that we will be able to generate sufficient revenue from podcasts, audiobooks, or other non-music content to offset the costs of creating or acquiring this content. Our expanded audiobook offerings may involve additional risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Failure to successfully monetize and generate revenues from non-music content, or to effectively manage the numerous risks and challenges associated with delivering such content, including failure to obtain or retain rights to podcasts, audiobooks, or other non-music content on acceptable terms, or at all, could adversely affect our business, operating results, and financial condition.

In addition, we enter into multi-year commitments for original content that we produce or commission. Given the multiple-year duration and associated fixed costs to acquire, create, and market content arising out of such commitments, if our user growth and retention do not meet our expectations, our margins may be adversely impacted. Payment terms for certain content that we produce or commission will typically require more upfront cash payments compared to other content licenses or arrangements whereby we do not pay for the production of such content. To the extent our user and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of such content commitments. The long-term and fixed-cost nature of certain original content commitments may also limit our flexibility in planning for or reacting to changes in our business, as well as our ability to adjust our content offering if our users do not react favorably to the content we produce or commission. Any such event could adversely impact our business, operating results, and financial condition.

We may be subject to disputes or liabilities associated with content made available on our Service.

We provide various services and products that enable creators or users to make content available on our Service. For example, creators or users can record and distribute podcasts using our podcast hosting services, such as Spotify for Podcasters, and can upload cover art and profile images. These may subject us to claims of intellectual property infringement by third parties if such creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, we have faced and will continue to face other claims relating to content that is published or made available through our products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, we are dependent on those who provide content on our Service complying with the terms and conditions of any license agreements with us, our Terms and Conditions of Use, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, we cannot guarantee that the creators and users who provide content on our Service will comply with their obligations, and any failure of creators and users to do so may materially impact our business, operating results, and financial condition. In addition, while we may avail ourselves of various legal safe harbors related to third-party content, we cannot be certain that courts will always agree that these safe harbors apply. We also face a risk that the laws related to these safe harbors or the removal of content could change. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition. See “Risk Related to Our Operations—Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.”

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

Our acquisitions, investments, or divestitures of businesses or technologies could disrupt our business and harm our operating results and financial condition.

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

We also may not achieve the anticipated benefits from any acquisition or investment due to a number of factors, including:

•unanticipated costs or liabilities associated with the acquisition or investment, including intellectual property infringement claims and other liabilities for activities of the acquired company before the acquisition;
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
•harm to our brand and reputation;
•challenges in integrating acquired employees;
•potential loss of key employees and/or labor disputes; and
•diversion of resources, including cash, that are needed in other parts of our business.

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

We have divested, and may in the future divest, certain parts of our business that no longer fit with our strategic direction. These transactions may divert the attention of management and cause us to incur various expenses, whether or not they are consummated. They may also expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. If we are unable to complete divestitures or to successfully transition divested businesses, our business, operating results, and financial condition could be negatively impacted.

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

For example, if we fail to obtain licenses to stream sound recordings from major record labels; if the rates we pay for mechanical licenses that are set by the Copyright Royalty Board increase our royalty costs; if we are unable to comply with the requirements to maintain the blanket compulsory mechanical license in the U.S.; if we are unable to obtain blanket licenses for public performance rights on reasonable terms; if our licenses with collecting societies and our direct licenses with music publishers outside of the U.S. do not provide full coverage for all of the musical compositions we make available to our users; for podcasts, audiobooks, and other non-music content, if rights holders or content providers are unwilling to provide content on reasonable terms or do not comply with the terms and conditions of our license agreements as well as our Terms and Conditions of Use, our business, operating results, and financial condition could be materially harmed.

There is also no guarantee that we have all of the licenses we need to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, rights holders, creators, performers, writers and their agents, or societies, unions, guilds, or legislative or regulatory bodies have created and may continue to create or attempt to create new rights or regulations that could require us to enter into license or other agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify. See also “—Difficulties in obtaining accurate and comprehensive information necessary to identify the musical compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

Even when we are able to enter into license agreements with rights holders, we cannot guarantee that such agreements will continue to be renewed indefinitely, or at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, operating results, and financial condition. See “Item 4.B. Business Overview—Licensing Agreements.”

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

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and Music and Entertainment Rights Licensing Independent Network (“Merlin”), makes up the majority of music consumed on our Service. For the year ended December 31, 2023, this content accounted for approximately 74% of streams of audio content delivered by record labels. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. These rights holders also may attempt to take advantage of their market power (including by leveraging their publishing affiliate) to seek onerous financial or other terms from us or otherwise impose restrictions that hinder our ability to further innovate our service offerings. We have particular issues in markets where local content is important and such local content is held by local major labels or even individual artists, making it difficult to obtain such local content at all or on economically favorable terms. In addition, publishers’ fractional ownership of shares of musical compositions may enhance their leverage, as the loss of rights to a major publisher catalog would force us to take down a significant portion of popular repertoire in the applicable territory or territories, which would significantly disadvantage us in such territory or territories. The lack of complete metadata with respect to publisher ownership may also present challenges in taking down all the tracks that include the works of a given publisher. Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on those record labels or copyright owners or other third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service. To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

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

Under our license agreements and relevant statutes, we must pay all required royalties to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the type of content streamed, the country in which it is streamed, the product tier such content is streamed on, revenue generated per product tier, the identity of the license holder to whom royalties are owed, the current size of our user base, our current ratio of Ad-Supported Users to Premium Subscribers, the applicability of any most favored nations provisions, and any applicable advertising fees and discounts, among other variables. Additionally, we have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Moreover, for minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have license agreements that include so-called “most favored nations” provisions, which, if triggered, could cause our royalty payments under those agreements to escalate. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms.

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

Certain of our license agreements contain minimum guarantees or require other financial commitments. As of December 31, 2023, we have estimated future financial commitments of €4.7 billion under license agreements for the use of licensed content. Such financial commitments related to our content acquisition costs are not always tied to our revenue and/or user growth forecasts (e.g., number of users, active users, Premium Subscribers) or the number of sound recordings and musical compositions, podcasts, or audiobooks used on our Service. Some of our content costs are related to the amount of content consumed by our users. We may also be subject to financial commitments to rights holders with respect to certain strategic partnerships we enter into that on occasion do not produce all of the expected benefits. Accordingly, our ability to achieve and sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased subscription and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements that contain minimum guarantees is frequently between one and three years, but our Premium Subscribers may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition or retention do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our subscription revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such financial commitments. In addition, the fixed cost nature of these financial commitments may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

We rely on estimates of the market share of streaming content owned by each content provider, projected consumption by our users, as well as our own user growth and, in certain situations, projected advertising revenue, to forecast whether such financial commitments could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that these revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such financial commitments, our margins may be materially and adversely affected.

Difficulties in obtaining accurate and comprehensive information necessary to identify the musical compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.

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

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings.”

Our Service is dependent upon our ability to license intellectual property rights to audio content, including sound recordings, any musical compositions embodied therein, podcasts, and audiobooks, as well as visual and related content, such as music videos, clips, album cover art, artist images, and any other media assets that content providers can add or provide with their content. Various laws and regulations govern the copyright and other intellectual property rights associated with audio and visual content, including sound recordings, musical compositions, and video content streaming. Although we expend significant resources to seek to comply with statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future.

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Moreover, we rely on multiple software programmers to design and create our proprietary technologies, and we regularly contribute software source code under “open source” licenses and have made technology we developed available under open source licenses. We cannot assure you that our efforts to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products will always be successful, as we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not used software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce the intellectual property rights underlying our products and services. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee or third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These measures may only offer limited protection and are constantly evolving to meet the expanding needs of our business. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features, make unauthorized use of original content we make available on our platform, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain embodiments of our innovations. It is possible, however, that these innovations may not ultimately result in a patent grant, or the scope of the protection gained may be insufficient, or an issued patent may be deemed invalid or unenforceable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose to not seek patent protection and may choose to keep some innovations as trade secrets to Spotify. We cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned.

We also cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments. Certain countries’ legal systems do not provide the same level of support for the enforcement or protection of intellectual property rights as those of the United States, and as a result, our intellectual property and proprietary rights may be subject to theft without, or with little, legal recourse.

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

In March 2019, we filed a complaint against Apple with the European Commission for engaging in certain behaviors that we believe are unlawful and anti-competitive. In June 2020, the European Commission opened a formal investigation into Apple’s conduct, and in April 2021, the European Commission issued a statement of objections to Apple with a preliminary view that its App Store rules disadvantaged competing music streaming services and distorted competition in the music streaming market by abusing its dominant position. In February 2023, the European Commission issued a revised statement of objections clarifying its concerns over App Store rules for music streaming providers. We cannot assure you that the outcome of the process with the European Commission will be successfully resolved in our favor. In September 2020, we joined other app developer companies and organizations to form the Coalition for App Fairness with the goal of promoting app store principles that, among other things, address anti-competitive practices by platforms. We cannot assure you that those efforts will result in favorable outcomes.

Furthermore, devices providing access to our products and services are manufactured by a wide array of companies and we cannot guarantee that these devices perform reliably. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction toward us, which could damage our brand. In addition, we have no control over the hardware or software of these devices and any changes to them may negatively impact our business. For example, changes to operating systems’ practices and policies have reduced and may continue to reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. These limitations have affected and may continue to adversely affect our and our advertisers’ ability to effectively target advertisements and measure their performance, thereby reducing the demand or pricing for certain of our advertising products and harming our business. See “—Failure to convince advertisers of the benefits of our advertising offerings could harm our business, operating results, and financial condition.”

Moreover, our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our Service must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. For example, in January 2018, the Federal Communications Commission (the “FCC”) issued an order that repealed prior “open internet rules,” which included bright-line provisions prohibiting internet service providers from blocking lawful internet content, throttling such content, or engaging in paid prioritization, as well as a general conduct standard barring such providers from unreasonably interfering with or disadvantaging online content providers’ access to end users and end users’ access to online content, and directing providers to rely instead on disclosure obligations backed by Federal Trade Commission enforcement. Several states have imposed their own open internet protections modeled on the repealed bright-line provisions, although internet service providers have filed lawsuits challenging such measures, and additional challenges are likely. In July 2021, U.S. President Biden issued an executive order encouraging the FCC to restore the open internet rules and in October 2023 the FCC issued a notice of proposed rulemaking to begin a new proceeding on doing so. Similarly, the European Union (the “EU”) currently requires equal access to internet content, but as part of the EU’s Digital Single Market initiative and the implementation of the European Electronic Communications Code at the national level, EU Member States may impose network security and disability access obligations on “over-the-top” services such as those provided by us. If the FCC does not reinstate open internet rules beyond disclosure requirements and state laws fail to provide comparable protections, or if the EU modifies its own open internet rules, broadband service providers may be able to limit our users’ ability to access our Service or make it a less attractive alternative to our competitors’ applications, and our business, operating results, and financial condition would be seriously harmed.

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

Techniques used to disrupt operations and gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to our technology infrastructure and systems or to confidential information, including but not limited to proprietary business information and data about our users, business partners, and employees, such as payment card or other personal data. Our products, services, networks, and operations are supported by our own technology and systems and those of third parties, all of which are vulnerable to software bugs, misconfigurations, hacking, malicious code (such as malware, viruses, internet worms, and ransomware), employee theft, malfeasance, break-ins, misuse or error, phishing, password spraying, credential stuffing attacks, denial-of-service or other attacks, and similar disruptions. These risks can cause operational disruptions and/or result in unauthorized access to, corruption, or loss of confidential information such as personal data and intellectual property. We face risks from a range of threat actors that threaten our and our third-party providers’ technology, systems, and confidential information. Third parties have attempted in the past and are expected in the future to attempt to fraudulently induce employees, users, or organizations providing access to systems into disclosing sensitive information or otherwise compromising the confidentiality, integrity, or availability of our technology infrastructure and systems or confidential information, networks, and/or physical facilities. Security issues have arisen in the past, and are expected to arise in the future, in cases where our personnel, agents, or processors fail to follow our policies or otherwise act inappropriately.

We and certain of our third-party providers have experienced cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. Because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to experience cyberattacks and security incidents in the future. Cyberattacks and incidents are expected to accelerate in both frequency and impact as threat actors are becoming increasingly sophisticated in using techniques that circumvent security controls (for example, by leveraging artificial intelligence), evade detection, and even remove forensic evidence, which means that we may be unable to detect, investigate, contain, or recover from future attacks or incidents in a timely or effective manner. Moreover, our Work from Anywhere program may impact our ability to protect against cyber incidents as our workforce connects from a mix of physical office space and home options, which presents additional opportunities for threat actors to engage in social engineering and to exploit vulnerabilities in non-corporate networks. We cannot assure you that the systems and processes that we have designed (or that third parties have designed) to protect our data and our users’ data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, will provide absolute security, and we may incur significant costs in protecting against or remediating cyberattacks.

Any actual or perceived breach of security or disruptive attack in relation to our systems or a third party’s systems could expose us to actions by governmental entities (in particular given regulators' increased focus on companies' cybersecurity vulnerabilities and risks), data protection authorities, consumers, or others that could result in enforcement, litigation (including class actions), and financial losses, and the public perception of our security measures could be diminished and our reputation harmed, all of which would negatively affect our ability to attract and retain users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We would also have to expend significant resources to mitigate the breach or attack and upgrade our security systems, and potentially notify affected users and relevant data protection and regulatory authorities. In addition, any losses, costs, or liabilities may not be covered by, or may exceed the coverage limits of, any or all of our applicable insurance policies. A significant data breach or cybersecurity-related disruption experienced by service providers that are critical to our operations and/or are acting as our data processors (i.e., processing personal data on our behalf) would raise similar risks and obligations. Any of these events could have a material adverse effect on our business, operating results, and financial condition and could cause our stock price to drop significantly.

Our products and services are highly technical and may contain undetected errors, misconfigurations, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Our products and services are developed, delivered, and maintained through complex technology and third-party SaaS solutions that include various software and hardware. By their very nature, software, hardware, and SaaS solutions contain and are susceptible to unintentional and/or undetected errors, misconfigurations, bugs, and other vulnerabilities, including so-called “zero-day” vulnerabilities. These errors, misconfigurations, bugs, and vulnerabilities manifest in any number of ways, including through diminished performance, security incidents, malfunctions, service disruptions, or even permanently disabled products or services. We have a practice of rapidly updating our products and services, and as a result some errors, misconfigurations, bugs, or vulnerabilities in our products may be discovered only after a product or service has been used, and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products and services are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors, vulnerabilities, or functionality problems in our products, including rendering our products or services inoperable by some users. Our products and services operate in conjunction with, and we are dependent upon, third-party products and services (such as SaaS solutions), and any error, misconfiguration, bug, or vulnerability in one of these third-party products or services could thwart our users’ ability to access our products and services, present a security risk, and thereby subject us to liability and/or harm our reputation. Additionally, any errors, misconfigurations, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue, impact the stability or accuracy of our user metrics or other estimates, and expose us to claims for damages, any of which could seriously harm our business. See “Risks Related to Our Metrics—Failure to effectively manage and remediate attempts to gain or provide unauthorized access to certain features of our Service could have an adverse impact on our business, operating results, and financial condition.” Additionally, errors, misconfigurations, bugs, or other vulnerabilities may, either directly or if exploited by third parties, affect our ability to make accurate royalty payments. See “Risks Related to Securing the Rights to the Content We Stream—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.”

We could also face various legal claims related to these potential issues, including but not limited to consumer class actions. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.

We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. For instance, Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP, currently rely on GCP for the vast majority of our primary data storage (including personal data of users and audio data licensed from rights holders) and computing, and any transition of our GCP operations to another cloud provider would incur significant time and expense. Both our own systems and those of third parties are vulnerable to damage or interruption from natural disasters (such as earthquakes or fires, droughts, flooding, or storms), temperature or precipitation extremes, changes in meteorological patterns, water shortages, power loss, telecommunications failures, cyberattacks, and similar events. Global climate change could increase the intensity or frequency of certain such events. Our own systems and those of third parties are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, war or prolonged conflict, global pandemics and other public health crises, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and unauthorized access to, or alteration of, the content and data contained in our systems or stored by third parties and delivered on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete. See also “Item 5.B. Liquidity and Capital Resources—Contractual Obligations” for a discussion of our agreement for the use of GCP, which includes minimum payments.

Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

We are an international company that is registered under the laws of Luxembourg, with offices and employees around the world and our Service available in 184 countries and territories. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws and regulations in different countries that involve matters central to our business, including privacy, data protection, content, intellectual property, advertising and marketing, competition, machine learning and artificial intelligence, protection of minors, consumer protection, automatic subscription renewals, credit card processing, foreign exchange controls, and taxation. These laws and regulations may be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. Additionally, the introduction of new products or services, expansion of our activities in certain jurisdictions, entry into new jurisdictions, or other actions that we may take may subject us to additional laws and regulations. These laws and regulations, as well as any associated claims, inquiries, or other government actions, may subject us to increased operating costs, delays or impediments in our business activities, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings.”

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, based on the Directive on Copyright in the Digital Single Market, EU Member States are implementing new rules on copyright protection, including rules on fair remuneration for use of copyrighted content and obligations on online content-sharing service providers, which could also impact our costs or the conditions for users to access licensed content. The European Commission also is considering changes in net neutrality policy that could permit internet service providers to impose new fees on online service providers like us, in the name of sharing network-related costs. In the United States, the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act could change or decrease over the next few years. This could result in increased liability for content moderation decisions and third-party content posted on our Service and higher litigation costs. Certain jurisdictions have implemented or are contemplating implementing laws that may negatively impact our automatic renewal structure or our free or discounted trial incentives. Additionally, a number of regulatory initiatives that have been proposed to tackle the way platforms and digital services providers operate could generate operational and technical costs of compliance. In November 2022, the EU Digital Services Act (“DSA”) came into force, and the majority of the DSA’s substantive provisions are taking effect between 2023 and 2024. Among other requirements, it sets forth rules on potential liability for services for certain types of content and on transparency measures and reporting. The DSA may increase our compliance costs and require changes to our user interfaces, processes, and operations, which may adversely affect our ability to attract, retain, and provide our services to users, and may otherwise adversely affect our business, operations, and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider of obligations under the DSA. Other jurisdictions have enacted, or may seek to enact in the future, regulations that mirror the DSA or conflict with it.

Our use of artificial intelligence may adversely affect our business operations, reputation, or financial results.

We use artificial intelligence (“AI”) and machine learning in our products and services, including in consumer-facing features such as AI DJ. We also make investments in AI and machine learning to improve our advertising, operations, and develop new products or new features for existing products. There are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability.

As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various U.S. governmental and regulatory agencies, and other foreign jurisdictions are applying, or are considering applying, their intellectual property, cybersecurity, data protection, and other laws to AI and/or are considering or have proposed general legal frameworks on AI. We may not always be able to anticipate how to respond to these frameworks given they are still rapidly evolving. Given the current unsettled nature of the legal and regulatory environment surrounding AI, our AI features and our use, training, and implementation of AI could subject us to new or enhanced governmental or regulatory scrutiny, product restrictions, social and ethical issues, negative consumer perceptions and reputational harm, intellectual property disputes, and other issues, including issues related to cybersecurity and data privacy. AI-related regulations may develop at different rates and inconsistently across jurisdictions, and require us to expend significant resources or cause delays or disruptions to our offerings.

We face significant competition from other companies that are developing their own AI products and technologies, some of which also compete with us in other areas, including streaming audio. Those other companies may develop AI products and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy. Given the long history of development in the AI sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI products.

Any of these uncertainties or risks related to AI may adversely harm our business, operations, and financial results.

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

We are subject to various laws relating to the collection, use, retention, security and transfer of personal data, including the General Data Protection Regulation (“GDPR”), which imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, and cross-border data transfers for entities collecting and/or processing personal data of EU residents and significant penalties for non-compliance (up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). We have been subject to GDPR penalties in the past and may be subject to penalties in the future. Following the United Kingdom’s (“U.K.”) departure from the EU, we are subject to U.K. data protection law, which imposes obligations and penalties similar to the GDPR. We are also subject to the evolving regulatory guidance, judicial decisions, and legislative developments on the GDPR and the U.K. regime, including on transfers of personal data from the EU and U.K. to other jurisdictions. We are subject to certain legislation implementing Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), which requires entities to obtain informed and freely given consent for the placement of cookies and similar technologies on a user’s device. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. We are also subject to the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act, which imposes additional requirements related to, among others, heightened transparency obligations, “sale” and “share” of personal information, and new data privacy rights for California residents and carries significant enforcement penalties for non-compliance (up to $7,500 per intentional violation and $2,500 per other violation). California consumers also have a private right of action under the CCPA for certain data breaches and can recover civil damages of up to $750 per incident, per consumer or actual damages, whichever is greater. Over a dozen other states have passed or are considering similar legislation, which has created and will continue to create additional compliance obligations and risks.

We rely on data transfer mechanisms permitted under the GDPR and U.K. regime, including the Standard Contractual Clauses (“SCCs”). European case law and regulatory guidance have imposed additional requirements when relying on the SCCs and note that the SCCs alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Ensuring we can continue to transfer EU personal data outside of the European Economic Area (and U.K. personal data outside of the U.K.) in compliance with new regulatory guidance, judicial decisions, and legislative developments may require us to expend significant resources.

New laws in jurisdictions where we operate, amendments to, or reinterpretations of existing laws, regulatory frameworks, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and cybersecurity, including restrictions on our ability to collect, access and harness user data, or to use or disclose user data, have and may continue to require that we expend considerable resources to meet these requirements and may limit our ability to stream personalized content to our users, offer advertising and promotional opportunities to users on the Service, and to operate and expand internationally.

Actual or perceived failure to comply with privacy and cybersecurity laws has in the past and could in the future result in regulatory or governmental investigations. It could also result in enforcement actions requiring us to change the way we use personal data, restrictions on how we use personal data, obligations on how we protect personal data, significant regulatory fines, or litigation. In addition to statutory enforcement, a data breach has in the past and could in the future lead to compensation claims by affected individuals (including consumer advocacy groups). It could also lead to negative publicity and a potential loss of business as a result of customers losing trust in us. Such failures could have a material adverse effect on our financial condition and operations.

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

If we are unable to maintain the growth of our user base, we may be required to expend greater resources than we currently spend on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand, which would adversely affect our operating results and may not be effective.

Additionally, we receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, relationships with record labels, music publishers, artists, podcasters, authors, and other creators or copyright owners, content on our Service, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, employee matters, the actions of our advertisers or strategic partners, the actions of our developers whose services are integrated with our products or services, the actions of our users, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation and brand. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

We are subject to risks associated with increased scrutiny of environmental, social, and governance matters.

Increased attention to climate change and other environmental, social, and governance (“ESG”) issues, as well as societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs (including but not limited to costs related to compliance, stakeholder engagement, and contracting), impact our reputation, or otherwise affect our business performance. We have to date and may in the future continue to take certain actions, including the establishment of ESG-related goals or targets, to address ESG issues. For example, in late 2021, we announced our intention to reach net zero emissions by the end of 2030 through a variety of ways, including joining external coalitions and initiatives. However, such initiatives may be costly and may not have the desired effects. Achieving our goals or targets is subject to risks and uncertainties and depends on numerous conditions, some of which are outside our control. There can be no assurances that our commitments will be achieved in the manner we currently intend or at all, and any failure (or perceived failure) to advance or meet such commitments may adversely impact our relationship with certain stakeholders.

We have also shared publicly our corporate ESG initiatives. Many of our actions or statements depend on certain assumptions, methodologies, or third-party information that we believe to be reasonable but may subsequently be determined to be erroneous, insufficient, or otherwise unaligned with stakeholder expectations. Certain assumptions are necessarily uncertain due to the long timelines involved and the varying approaches to identifying, assessing, addressing, and reporting on ESG matters. Our disclosures on these matters, a failure to satisfy evolving stakeholder expectations for ESG practices and reporting, or a failure to meet our commitments or targets on our established timeline may potentially harm our reputation and impact relationships with certain investors and other stakeholders. In addition, various policymakers have adopted, or are considering adopting, requirements for extensive disclosures on climate-related and/or other ESG information, which may require us to incur additional costs to comply, including the implementation of significant new internal controls on matters historically not subject to such controls, and impose increased oversight obligations on our management and board. Simultaneously, there are efforts by some stakeholders, including litigation, to reduce companies’ efforts on certain ESG-related matters, which may require us to incur additional costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our business partners and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

We are subject to payments acceptance-related risks.

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium Subscribers and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service, either of which could harm our business, operating results, and financial condition. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In particular, we rely on two third-party service providers, Adyen and PayPal (including Braintree), for the vast majority of our payment processing. Our business could be materially disrupted if either or both of these third-party service providers become unwilling or unable to provide these services to us. If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could potentially be grounds for termination with our payment processors or subject us to fines and penalties from the payment card networks. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our Premium Subscribers’ payment method on a timely basis or at all, our business, operating results, and financial condition could be materially adversely affected.

We are also subject to payment card network operating rules and federal laws governing electronic funds transfers, including but not limited to the Payment Card Industry Data Security Standards, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these laws, rules, or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Moreover, if we suffer a security breach affecting payment card information, in addition to being in breach of our payment processing agreements, we could be subjected to fines, penalties, and assessments arising out of state and federal regulatory enforcement, liability to consumers, and we may lose our ability to accept card payments for our services on a go-forward basis.

Further, there is no guarantee that, even if we are in compliance with such rules or requirements, such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions. Certain payment card associations and jurisdictions have proposed or promulgated additional requirements for trial offers for subscription services and automatic renewal or recurring subscription services, which may hinder our ability to attract or retain Premium Subscribers.

Under current credit, debit, and payment card practices, we are liable for fraudulent activity on our transactions. We face the risk of significant losses from this type of fraudulent activity or financial crime. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could adversely affect our business, reputation, operating results, and financial condition. If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We also accept payments through various payment solution providers, such as telco integrated billings and prepaid code vendors. These payment solution providers provide services to us in exchange for a fee, which may be subject to change. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors, and also affect the accuracy of our financial reporting.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We depend on the continued services and performance of our key personnel, including our Chief Executive Officer, Daniel Ek, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. From time to time, there may be changes in our executive team resulting from the hiring, departure, or realignment of executives. For example, in December 2023, we announced that Paul Vogel, our Chief Financial Officer, will be leaving the Company on March 31, 2024. Such changes may be disruptive to our business. If we do not develop adequate succession planning for our key personnel, the loss of one or more of our key personnel could harm our business.

Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. We use equity awards to attract talented employees. If the value of our ordinary shares declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. Our ability to attract, retain, and motivate employees may also be adversely affected by stock price volatility. In addition, in 2023, we announced and implemented reductions in our employee base. Such reductions could negatively impact our ability to attract, retain, and motivate employees.

We may require additional capital to support our strategic objectives, and this capital might not be available on acceptable terms, if at all.

We may require additional funds to achieve our strategic objectives or respond to business challenges. We cannot be certain that additional funds and financing will be available on reasonable terms when needed or at all, and our ability to secure funding may be affected by macroeconomic conditions including inflation and changes in interest rates, geopolitical conflict, tighter credit, currency fluctuations, and changes to fiscal or monetary policy. In the event we are unable to obtain additional funds on favorable terms, our interest expense and principal repayment requirements could increase significantly, which could harm our business. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in Euros, could be adversely affected.

Our international operations expose us to the effects of fluctuations and volatility in currency exchange rates. We incur expenses for employee compensation, property leases, and other operating expenses in the local currency, and a portion of our international revenue is from users who pay us in currencies other than U.S. dollars and Euros, including the Swedish krona, the Australian dollar, and the British pound. In addition, while we incur royalty expenses primarily in U.S. dollars and Euros, the corresponding revenues are being generated in local currencies and, as such, the multiple currency conversions are affected by currency fluctuations, which may result in losses to us. We have experienced fluctuations in the exchange rates between the Euro and other currencies that impact expenses as well as revenue, and consequently have a negative impact on margin and the reported operating results. To date, we have engaged in select hedging strategies related to foreign exchange risk stemming from our operations. These strategies include instruments such as foreign exchange forward contracts. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

The impact of worldwide economic conditions has in the past and may continue to adversely affect our business, operating results, and financial condition.

We are currently operating during a period of economic uncertainty and cannot predict the timing, strength, or duration of economic downturns. To the extent general macroeconomic conditions, including as a result of inflation, changes in interest rates, and geopolitical conflicts in Europe and the Middle East, remain uncertain or worsen, our business may be harmed. In particular, economic conditions have and may continue to negatively impact advertising expenditures. As overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business.

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

We regularly review key metrics related to the operation of our business, including, but not limited to, our monthly active users (“MAUs”), Ad-Supported MAUs (as defined below), Premium average revenue per user (“ARPU”), and Premium Subscribers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. In addition, we may change the way we measure and report metrics from time to time in connection with changes to our products, making comparisons to prior periods more difficult. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our Service is used across large populations globally. For example, we believe that while there are individuals who have multiple Spotify accounts, which we treat as multiple users for purposes of calculating our active users, there are also Spotify accounts that are used by more than one person. Accordingly, the calculations of our active users may not reflect the actual number of people using our Service. The methodologies used to measure our key metrics require significant judgment and design inputs as well as technical tools that are susceptible to human error, technical errors, bugs, or other vulnerabilities, including those in hardware devices, operating systems, or other third-party products or services on which our Service relies. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology, including improvements in our ability to identify and/or address previously undetected undesirable user behaviors. We cannot assure you that our efforts to improve our estimates of user base and to identify and/or address undesirable user behaviors will be successful, and these efforts could result in the removal of certain user accounts and/or a reduction in MAUs or other metrics.

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

We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for content providers and/or rights holders or to influence placement of content on Spotify-created playlists or industry charts. Attempted stream manipulation may involve creating non-bona fide user accounts or content or using compromised passwords to access legitimate user accounts. For example, we have detected botnet operators creating non-bona fide user accounts or hackers using passwords compromised as a result of a data breach on a non-Spotify service to access legitimate user accounts and streaming specific content repeatedly, thereby generating royalties each time the content is streamed or increasing its visibility on our or third-party charts. We use a combination of algorithms and manual review by employees to detect artificial streams and aim to remove such artificial streams or non-bona fide user accounts created for the above purposes and filter them out from our metrics on an ongoing basis, as well as to require users to reset passwords that we suspect have been compromised. However, we may not be successful in detecting, removing, and addressing all artificial streams and any related user accounts. If we fail to successfully detect, remove, and address artificial streams and associated user accounts, it may result in the manipulation of our data, including the key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with rights holders and advertisers. In addition, once we detect and mitigate artificial streams and associated user accounts, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect key performance indicators and undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

Failure to effectively manage and remediate attempts to gain or provide unauthorized access to certain features of our Service could have an adverse impact on our business, operating results, and financial condition.

We have in the past been, and continue to be, impacted by attempts by third parties to manipulate or exploit our software for the purpose of gaining or providing unauthorized access to certain features of our Service. For example, we have detected third parties seeking to provide mobile device users a means to suppress advertisements without payment and gain access to features only available to the Ad-Supported Service on tablets and desktop computers. If we fail to successfully detect and address such issues, it may adversely affect our contractual obligations and relationships with rights holders and advertisers (which could expose us to the risk of litigation), and harm our business, operating results, and financial condition. The discovery or development of any new method to gain unauthorized access to certain features of our service, such as through the exploitation of software vulnerabilities, and the sharing of any such method among third parties, may increase the level of unauthorized access (and the attendant negative financial impact described above). We cannot assure you we will be successful in finding ways to effectively address unauthorized access achieved through any such method. Additionally, Ad-Supported Users using unauthorized versions of our application may be less likely to convert to Premium Subscribers. Moreover, once we detect and disable such unauthorized access, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect our key performance indicators and could undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

Risks Related to Our Indebtedness

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, operating results, and financial condition, and impair our ability to satisfy our obligations under the Exchangeable Notes.

As of December 31, 2023, we had $1,500 million principal amount of indebtedness as a result of the 0% Exchangeable Senior Notes due 2026 (“Exchangeable Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, operating results, and financial condition by, among other things:

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

The Exchangeable Notes have been designated at fair value through profit and loss using the fair value option in accordance with IFRS. Under this treatment, the exchange feature contained in the Exchangeable Notes is reflected in the overall fair value of the Exchangeable Notes, which is marked-to-market at the end of each reporting period. For each financial statement period while the Exchangeable Notes remain outstanding, a gain or loss will be reported in our consolidated statement of operations to the extent the fair value changes from the end of the previous period, except that changes in fair value due to changes in our credit risk will be presented separately in other comprehensive income. The gains and losses relating to the Exchangeable Notes may be significant. Accordingly, this accounting treatment may subject our reported net income (loss) and our financial position to significant variability. Furthermore, if a fundamental change occurs, we may be required in accordance with IFRS to reclassify the carrying value of the Exchangeable Notes as a current, rather than a non-current, liability. This reclassification could be necessary even if no noteholder actually requires us to repurchase their Exchangeable Notes and could materially reduce our reported working capital. Amendments to International Accounting Standard (“IAS”) 1, which will become effective for reporting periods starting January 1, 2024, during the term of the Exchangeable Notes, would also require us to reclassify the Exchangeable Notes as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes.

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. The determination of the provision for income taxes and other tax liabilities involves the interpretation of tax legislation and often the application of significant judgment to complex issues. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves recorded on the balance sheet. We have initiated and are in negotiations of an Advance Pricing Agreement between Sweden and the United States governments for tax years including 2014 through 2020 covering various transfer pricing matters. These transfer pricing matters may be significant to our consolidated financial statements. We believe that our tax positions, including our assumptions, judgments, and estimates within, are reasonable. However, tax authorities in certain jurisdictions may disagree with our position, including any judgements or estimates used. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax as well as penalties and interest related thereto in excess of any reserves established, which may have a significant impact on our results and operations and future cash flow.

We may not be able to utilize all, or any, of our net operating loss carry-forwards.

We have significant net operating loss carry-forwards in Sweden and the United States. As of December 31, 2023, we had net operating loss carry-forwards of €90 million in Luxembourg, €1,483 million in Sweden, €44 million in the United States relating to federal taxes, €274 million in the United States relating to state taxes, €117 million in India, and €22 million in other foreign jurisdictions. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation or elimination in full or part if there is an ownership or control change within the meaning of Chapter 40, paragraphs 10-14 of the Swedish Income Tax Act. The treatment of the issuance of the beneficiary certificates in February 2018 is unclear under the Swedish Income Tax Act and there is a possible risk that such issuance may have constituted an ownership or control change, as defined by the Swedish Income Tax Act. If our issuance of the beneficiary certificates were to be deemed to have constituted an ownership or control change, our ability to use our net operating loss carry-forwards may be limited or eliminated.

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

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the year ended December 31, 2023, we recorded a social cost expense related to share-based compensation of €71 million compared to a €64 million benefit for the year ended December 31, 2022.

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

Approximately 18% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options or the vesting of our restricted stock units (“RSUs”). They accounted for a total of 1,651,217 in vested options as of December 31, 2023 compared to a total of 2,401,797 in vested options as of December 31, 2022. We cannot accurately predict how many of their vested options will remain outstanding. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

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

Changes to tax laws in any of the jurisdictions in which we operate, including new proposals on taxing digital companies and the ongoing work by the Organization for Economic Cooperation and Development (the “OECD”), could have a material adverse effect on our business, operating results, and financial condition.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, effective in 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Internal Revenue Code Section 174. Additionally, various governments and organizations such as the EU and the OECD are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. For example, a number of jurisdictions around the world have enacted or are considering changes to the existing framework to calculate income and non-income based taxes, including revenue-based taxes such as digital services taxes and other targeted taxes that apply to our business.

Over the last few years, the OECD has been discussing fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (referred to as “Pillar One” and “Pillar Two” respectively). Work on Pillar One is continuing with the goal of it entering into force in 2025. Certain aspects of Pillar Two are also not yet finalized. A number of countries have meanwhile enacted, are in the process of enacting, or are considering domestic legislation to implement Pillar Two. Luxembourg enacted such legislation at the end of 2023, with application as of January 1, 2024.

Many of the types of changes described above, if and when agreed and enacted by various countries in which we do business, may increase our taxes in these countries. Changes in profitability in the jurisdictions in which we operate could have a substantial impact on our tax obligations. The timing and ultimate impact of any such changes on our tax obligations is uncertain.

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

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2023, nor that we will be a PFIC in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each holder of our ordinary shares should consult such holder’s tax advisor as to the potential effects of the PFIC rules.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. In 2023, the trading price of our ordinary shares ranged from $81.33 to $199.49. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

•quarterly variations in our results of operations or those of our competitors;
•the accuracy of our financial guidance or projections;
•our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;
•the overall performance of the equity markets, including fluctuations due to general macroeconomic uncertainty or negative market sentiment;
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

Our articles of association contain provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors and, if required, our shareholders. These provisions may also delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. The provisions include, among others, the authorization granted by the general meeting of shareholders to our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide for a maximum period of five years after the date of publication in the Luxembourg official gazette (Recueil électronique des Sociétés et Associations, as applicable) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend, renew, or extend such authorized share capital and such authorization to the board of directors to issue ordinary shares.

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

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. As of December 31, 2023, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 30.5% and 42.7% of the combined voting power of all of our outstanding voting securities, respectively (or 73.2% in the aggregate). See “Item 7.A. Major Shareholders.” We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to Mr. Ek up to 20 beneficiary certificates for each ordinary share he receives upon the exercise of outstanding warrants, of which he currently holds 800,000. See “Item 6.B. Compensation—Compensation Discussion & Analysis—Warrants.” Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business.

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

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulates disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares, and such sales may not be required to be disclosed as promptly as sales made by key executives of companies organized within the United States. Accordingly, once such sales are eventually disclosed, our ordinary share price may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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
On March 29, 2021, we acquired Betty Labs Incorporated for a total purchase consideration of €57 million. The acquisition allowed us to explore the live audio space.

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
We are the world's most popular audio streaming subscription service with a community of 602 million MAUs, including 236 million Premium Subscribers, across 184 countries and territories as of December 31, 2023.
Spotify is the World's Most Popular Audio Streaming Subscription Service
Spotify has transformed the way people access and enjoy music and podcasts. Today, millions of people around the world have access to over 100 million tracks and 5 million podcast titles through Spotify whenever and wherever they want. In September 2022, we made available a catalog of audiobooks in the United States that our users may purchase on the web and listen to on our platform alongside our catalog of music and podcasts. In November 2022, we extended audiobooks availability to the United Kingdom, Ireland, Australia, and New Zealand. Over 350,000 audiobooks are available à la carte to listen to on Spotify in these markets. During 2023, we launched a new audiobooks experience on our Premium Service, offering 15 hours of access a month to more than 200,000 audiobooks as part of a subscription to the Premium Service. Currently, audiobooks are available for eligible Premium Subscribers in the U.S., U.K., and Australia.
We have transformed the music industry by allowing users to move from a “transaction-based” experience of buying and owning music to an “access-based” model, which allows users to stream music on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited song selection with little freedom of choice.
We are actively investing in podcasts, audiobooks, and other forms of alternative and spoken word content to complement the music library available through our platform. We believe offering a more diverse selection of content will lead to a more enriching experience and higher user engagement.
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
We are currently in 184 countries and territories. On a geographic basis, all four of our major regions are growing. Europe is our largest region with 169 million MAUs, accounting for 28% of our total MAUs as of December 31, 2023, an increase of 14% from the prior year. In our North America region, MAUs increased by 11% from December 31, 2022 to December 31, 2023 and now account for 19% of our MAUs. Our two fastest growing regions are Latin America, with 21% of our MAUs, an increase of 25% from December 31, 2022 to December 31, 2023, and the rest of the world, with 32% of our MAUs, an increase of 40% from December 31, 2022 to December 31, 2023.
Our Ad-Supported Users and Premium Subscribers spend significant time engaging with our Service. Combined, our audience streamed 165 billion hours of content for the year ended December 31, 2023, an increase of 25% compared to the year ended December 31, 2022.
Premium Service
Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog of music and podcasts. Premium Subscribers in select markets have 15 hours of access a month to audiobooks as part of a subscription to the Premium Service, currently available to eligible Premium Subscribers in the U.S., U.K. and Australia. Premium Subscribers can also purchase audiobooks on an à la carte basis in select markets. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices. The Premium Service offers a music listening experience without commercial breaks.
We generate revenue for our Premium segment through the sale of subscriptions to the Premium Service. The Premium Service is primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
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
Revenue from our Premium segment is a function of the number of Premium Subscribers who subscribe to our Premium Service. As of December 31, 2023 and 2022, we had 236 million and 205 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth is also driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
Ad-Supported Service
Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, and compatible mobile devices. Ad-Supported Users can also purchase audiobooks on an à la carte basis in select markets. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
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
In February 2021, we announced the Spotify Audience Network (“SPAN”), an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Spotify for Podcasters. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Some of these agreements require us to share associated revenues and can include minimum guarantees.
Licensing Agreements
In order to stream content to our users, we generally secure intellectual property rights to such content by obtaining licenses from, and paying royalties or other consideration to, rights holders or their agents. Certain of these license agreements also provide for minimum guaranteed payments or advance payment obligations. Below is a summary of certain provisions of our license agreements relating to sound recordings and the musical compositions embodied therein (i.e., the musical notes and the lyrics), as well as podcasts, audiobooks, and other non-music content.

Sound Recording License Agreements with Major and Independent Record Labels
We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of hundreds of independent record labels. These agreements require us to pay royalties. They also often include marketing commitments, advertising inventory, financial and data reporting obligations, and numerous prescriptions about the manner in which the Spotify service is operated. Rights to sound recordings granted pursuant to these agreements accounted for approximately 74% of streams of audio content delivered by record labels for the year ended December 31, 2023. Generally, these license agreements have a multi-year duration, are not automatically renewable, and apply worldwide. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to pay sums due within a certain period, our breach of material terms, and in some situations that could constitute a “change of control” of Spotify. These agreements provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, some agreements contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with other record labels. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Financial commitments required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”
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
With respect to mechanical rights, in the United States, the rates that the Copyright Royalty Board set apply to compositions that we license under the compulsory license in Section 115 of the Copyright Act. In January 2021, we obtained a new blanket compulsory license available under U.S. law, administered by an entity called the Mechanical Licensing Collective. The Copyright Royalty Board set the rates for the Section 115 compulsory license for calendar years 2018 to 2022 in proceedings known as the “Phonorecords III Proceedings.” On August 10, 2023, the Copyright Royalty Board issued final regulations for the Phonorecords III period.
In 2022, the proceedings known as “Phonorecords IV Proceedings” began to set the rates for the Section 115 blanket compulsory license for calendar years 2023 to 2027. In August 2022, we and other service providers reached an agreement in principle with publisher organizations for these rates and terms and asked the Copyright Royalty Board to adopt those rates and terms on an industry-wide basis. In December 2022, the Copyright Royalty Board issued final regulations adopting the parties' proposed rates and terms on an industry-wide basis for the Phonorecords IV period. Royalty rates beginning on January 1, 2028 may differ from those in effect today and are subject to change as part of future Copyright Royalty Board proceedings.
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

Podcast License Agreements with Podcasters and Podcast Networks

With respect to podcasts for which we obtain distribution rights directly from rights holders, we either negotiate licenses directly with individuals or entities or obtain rights through our owned and operated services, such as Spotify for Podcasters, that enable creators to distribute content to our Service after agreeing to comply with the applicable terms and conditions.
For original content that we produce or commission, we typically enter into multi-year commitments. Payment terms for content that we produce or commission will often require partial payments in advance of complete delivery of content. Some of these agreements also include financial participations, which may require us to share associated revenues, and other payments contingent on performance of the content.

Audiobook License Agreements with Audiobook Publishers and Authors

With respect to audiobooks for which we obtain distribution rights directly from rights holders, we either negotiate licenses with audiobook publishers or authors or obtain rights through our owned and operated service, Findaway Voices by Spotify, that enables creators to distribute content to our Service after agreeing to comply with the applicable terms and conditions. These licenses are generally consumption-based, with royalties paid on a quarterly or monthly basis. In addition, we obtain the rights to produce and distribute audiobooks from book publishers and authors.

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

Competition

We face robust, complex, and rapidly evolving competition in all aspects of our business, with established and emerging competitors, on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, reputation, presence and visibility. Specifically, we compete with:

•free and/or subscription-based digital music streaming providers, such as Apple Music, YouTube Music, Amazon Music, Deezer, Joox, Pandora, SoundCloud, and TikTok Music, for high-quality music content and the time and attention of our users;
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
•providers of satellite radio, such as SiriusXM, which may offer extensive and exclusive news, comedy, sports and talk content, and national signal coverage;
•podcast streaming providers, such as Apple Podcasts, YouTube, Audible, Facebook, Pandora, Deezer, and TuneIn, for high-quality podcasts and time and attention of our users; a growing variety of these podcast providers seek to differentiate their service through content offering, product features, and monetization ability;
•podcast creation and hosting platforms, including Acast, Buzzsprout, Podbean, and Libsyn;
•live talk audio content providers, such as X (formerly known as Twitter), Discord, Meta (including Facebook and Instagram), and ByteDance (including TikTok and Resso), for the rights to distribute content and time and attention of our users;
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

Talent Development

We enable and empower our employees' growth by offering a number of learning opportunities through a variety of platforms and delivery methods, including face-to-face sessions, virtual and online sessions, and coaching. We host onboarding events and programs for new employees to learn about Spotify and how to grow their careers at Spotify. We provide development opportunities for both new and seasoned managers to learn how to lead, inspire their direct reports and peers, and shape organizational culture. We also invest heavily in team development to promote the best conditions for leaders and employees to learn and execute. With the help of our internal talent marketplace, we also offer learning opportunities on the job by connecting employees with projects, jobs, and mentorships to support our internal mobility efforts. In our bi-yearly development talks, managers and employees set a development plan for future development opportunities specific to each individual.

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

Diversity, Equity, and Inclusion

We are dedicated to fostering a workplace free from discrimination and a culture built on the principle of inclusion. Our Diversity, Equity, and Inclusion team focused on accelerating diversity, designing for equity, fostering inclusive leadership, enabling good mental health, co-designing equitable ways of working, building a culture of allyship, and amplifying a sense of belonging. During 2023, we continued our efforts to build a diverse team that attracts and retains talent from historically marginalized and/or underrepresented backgrounds. To do this, we designed educational programs for inclusive hiring practices with a shift to internal mobility and introduced multiple bias interrupters into the recruiting process. We also continued to support a growing number of Belonging Groups that are open to all employees and help foster belonging and inclusion for our historically marginalized and/or underrepresented talent. We also launched an internal Diversity, Equity, and Inclusion hub with all of our resources and engagement content.
See “Item 6.D. Employees” for more information about our employees.
From time to time, we implement organizational changes to pursue greater operating efficiencies and realign our strategic priorities. In 2023, we announced several such initiatives, including reductions in our employee base. We made it a priority to treat departing employees with empathy and respect. All impacted employees had a 1:1 meeting with HR and were provided with the following package:

•Severance: starting with a baseline amount for all employees, plus additional months depending on employee location, tenure, notice period and other factors, with the average departing employee receiving approximately five months of severance and notice pay;
•Paid time off: payment for all accrued and unused vacation;
•Healthcare: coverage of the cost of healthcare during the severance period;
•Immigration support: our Global Mobility team works with each impacted employee based on their needs; and
•Career support: outplacement services for two months.

Environmental Sustainability

We strive to be part of the solution for addressing the climate crisis through our operations. Our approach focuses on two main areas of impact—reducing our greenhouse gas (“GHG”) emissions and using our platform to inspire and support climate engagement and action among creators and listeners.
As a digital platform, approximately 99% of our GHG emissions are Scope 3, which means they fall outside our direct control. We are teaming up with academics and partners across our value chain to investigate how we can better measure and understand these emissions as we continue our work to set tangible reduction pathways.
In 2023, we continued to drive initiatives to reach our long-term goal of net zero emissions by the end of 2030 by identifying levers to reduce our climate impact, together with key partners, industry associates, and academic institutions.
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
C. Organizational Structure
The Company’s principal subsidiaries as at December 31, 2023 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	U.K.
Spotify Spain S.L.	Sales, marketing and other support services	100%	Spain
Spotify GmbH	Sales, marketing and other support services	100%	Germany
Spotify France SAS	Sales, marketing and other support services	100%	France
Spotify Canada Inc.	Sales, marketing and other support services	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K.	Sales and marketing	100%	Japan
Spotify India LLP	Sales, distribution and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Sales and marketing	100%	Singapore
Spotify Italy S.r.l.	Sales, marketing and other support services	100%	Italy
D. Property, Plant and Equipment
Spotify’s principal operational offices are located in Stockholm, Sweden and New York, New York under leases for approximately 485,000 and 594,000 square feet of office space, respectively, expiring in December 2028 and April 2034, respectively. We also lease regional offices in Los Angeles, California; San Francisco, California; Boston, Massachusetts; Chicago, Illinois; Atlanta, Georgia; Miami, Florida; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in other jurisdictions, including Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Italy, Japan, Luxembourg, Mexico, Netherlands, Argentina, Indonesia, Ireland, South Africa, Singapore, South Korea, Spain, Taiwan, the United Arab Emirates, and the United Kingdom.
During 2023, as a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the “Office Space Optimization Initiative”), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces. As a result of this initiative, during the year ended December 31, 2023, we recognized non-cash impairment charges of €123 million, which represents the write-down of these real estate assets, including lease right-of-use assets and property and equipment. See Note 3 and Note 11 to our consolidated financial statements included elsewhere in this report for additional information.
We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.
Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
For discussion related to our financial condition, changes in financial condition, and results of operations for 2022 compared to 2021, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on February 2, 2023.
Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by it.
We are the world's most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 602 million MAUs and 236 million Premium Subscribers as of December 31, 2023.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers grew 15% year-over-year as of December 31, 2023 to 236 million. Our 602 million MAUs grew 23% year-over-year as of December 31, 2023.
Launch of audiobooks
In September 2022, we made available a catalog of audiobooks in the United States that our users may purchase on the web and listen to on our platform alongside our catalog of music and podcasts. In November 2022, we extended audiobooks availability to the United Kingdom, Ireland, Australia, and New Zealand. Over 350,000 audiobooks are available à la carte to listen to on Spotify in these markets. During 2023, we launched a new audiobooks experience on our Premium Service, offering 15 hours of access a month to more than 200,000 audiobooks as part of a subscription to the Premium Service. Currently, audiobooks are available for eligible Premium Subscribers in the U.S., U.K., and Australia.
Reorganization
In the first fiscal quarter of 2023, the Company announced a reorganization to streamline our organizational structure and reduce our operating costs. As part of such reorganization, we reduced our employee base by approximately 6% across the Company. In the second fiscal quarter of 2023, the Company executed a strategic realignment and reorganization plan focusing on podcast operations and to rationalize our content portfolio. Additionally, in the fourth fiscal quarter of 2023, the Company announced a reduction in force, through which we reduced our employee base by approximately 17% across the Company. In connection with these events, we recognized charges of €212 million for employee severance during the year ended December 31, 2023. See Note 6 and Note 16 to our consolidated financial statements included elsewhere in this report for further details.
Impairment of real estate assets
As a result of the Office Space Optimization Initiative, during the year ended December 31, 2023, we recognized non-cash impairment charges of €123 million, which represents the write-down of these real estate assets, including lease right-of-use assets, leasehold improvements and property and equipment. See Note 3 and Note 11 to our consolidated financial statements included elsewhere in this report for further details.
Current macroeconomic environment
The global macroeconomic environment continues to be uncertain, reflecting the impacts of inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty. We will continue to actively monitor and respond accordingly to the macroeconomic environment.

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
Premium
Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog of music and podcasts. Premium Subscribers in select markets have 15 hours of access a month to audiobooks as part of a subscription to the Premium Service, currently available to eligible Premium Subscribers in the U.S., U.K. and Australia. Premium Subscribers can also purchase audiobooks on an à la carte basis in select markets. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices. The Premium Service offers a music listening experience without commercial breaks.
We generate revenue for our Premium segment through the sale of subscriptions to the Premium Service. The Premium Service is primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
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
Revenue from our Premium segment is a function of the number of Premium Subscribers who subscribe to our Premium Service. As of December 31, 2023 and 2022, we had 236 million and 205 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth is also driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
The rate of net growth in Premium Subscribers is also affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. We have increased retention over time, as new features and functionality have led to increased user engagement and satisfaction. From a product perspective, while our Family Plan, Duo Plan, and our Student Plan have lower price points per Premium Subscriber than our Standard plan, each of these Plans has helped improve retention across the Premium Service.
Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices. We have found that Premium Subscribers who access our Service through multiple devices have higher engagement and lower churn, which increases their expected lifetime value to Spotify.
Ad-Supported
Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, and compatible mobile devices. Ad-Supported Users can also purchase audiobooks on an à la carte basis in select markets. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
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
In February 2021, we announced SPAN, an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Spotify for Podcasters. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Some of these agreements require us to share associated revenues and can include minimum guarantees.
Revenue from our Ad-Supported segment will also be impacted by the demographic profile of our Ad-Supported Users and podcast listeners and our ability to enable advertisers to reach their target audience with relevant advertising in the geographic markets in which we operate. A large percentage of our Ad-Supported Users are between 18 and 34 years old. This is a highly sought-after demographic that has traditionally been difficult for advertisers to reach. By offering advertisers increased “self-serve options,” we continue to improve the efficiency and scalability of our advertising platforms. Additionally, we believe that our largest markets, including Europe and North America, are among the top advertising markets globally. However, our continuing expansion into new geographic markets will present monetization challenges. Monetizing our Ad-Supported User base has historically been, and is expected to remain, more challenging in our two fastest growing regions, Latin America and the rest of the world, compared to Europe and North America.
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream content to our users. Music royalties are typically calculated monthly based on the combination of a number of different variables. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a track is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as our Family Plan, Duo Plan, and Student Plan. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to unrecouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials. Royalties payable in relation to audiobook licenses are generally consumption-based.
Cost of revenue also includes the cost of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. We make payments to podcast publishers, whose content we monetize through advertising sales in SPAN, which are also included in cost of revenue.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 13%, 12%, and 9% of our total revenue in each of 2023, 2022, and 2021, respectively. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
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
General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors' and officers’ liability insurance, and director fees.
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
The table below sets forth our MAUs as of December 31, 2023, 2022, and 2021.

	As of December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in millions, except percentages)
MAUs	602	489	406	113	23%	83	20%
MAUs were 602 million as of December 31, 2023. This represented an increase of 23% from the preceding fiscal year. MAUs increased due to our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued user engagement and customer satisfaction.
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

The table below sets forth our Premium Subscribers as of December 31, 2023, 2022, and 2021.

	As of December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in millions, except percentages)
Premium Subscribers	236	205	180	31	15%	25	14%
Premium Subscribers were 236 million as of December 31, 2023. This represented an increase of 15% from the preceding fiscal year. Our free trial offers and global campaigns were meaningful contributors of total gross additions in Premium Subscribers, while our Family Plan also accounted for a significant portion of gross additions in Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.
The table below sets forth our Ad-Supported MAUs as of December 31, 2023, 2022, and 2021.

	As of December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in millions, except percentages)
Ad-Supported MAUs	379	295	236	84	28%	59	25%
Ad-Supported MAUs were 379 million as of December 31, 2023. This represented an increase of 28% from the preceding fiscal year. Ad-Supported MAUs increased due to our continued investment in driving the growth of our Ad-Supported Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium ARPU is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.
The table below sets forth our average Premium ARPU for the years ended December 31, 2023, 2022, and 2021.

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
Premium ARPU	€4.39	€4.52	€4.29	€(0.13)	(3)%	€0.23	5%
For the year ended December 31, 2023, Premium ARPU was €4.39. This represented a decrease of 3% from the preceding fiscal year. The decrease of €0.13 was primarily driven by changes in product and market mix, decreasing Premium ARPU by €0.15, as well as unfavorable movements in foreign exchange rates, decreasing Premium ARPU by €0.13. These decreases were partially offset by an increase in Premium ARPU of €0.15 as a result of price increases.
The table below sets forth our average Premium ARPU for the quarters ended December 31, 2023, 2022, and 2021.

	Three months ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
Premium ARPU	€4.60	€4.55	€4.40	€0.05	1%	€0.15	3%
For the quarter ended December 31, 2023, Premium ARPU was €4.60. This represented an increase of 1% year-over-year. The increase of €0.05 was primarily driven by an increase in Premium ARPU of €0.39 as a result of price increases. The increase was partially offset by changes in product and market mix, decreasing Premium ARPU by €0.18 as well as unfavorable movements in foreign exchange rates, decreasing Premium ARPU by €0.17.

A. Operating Results
Revenue

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Premium	11,566	10,251	8,460	1,315	13%	1,791	21%
Ad-Supported	1,681	1,476	1,208	205	14%	268	22%
Total	13,247	11,727	9,668	1,520	13%	2,059	21%
Premium revenue
For the years ended December 31, 2023 and 2022, Premium revenue comprised 87% of our total revenue. For the year ended December 31, 2023, as compared to 2022, Premium revenue increased by €1,315 million or 13%. The increase was due primarily to an increase in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU of 3%, as noted above.
Ad-Supported revenue
For the years ended December 31, 2023 and 2022, Ad-Supported revenue comprised 13% of our total revenue. For the year ended December 31, 2023, as compared to 2022, Ad-Supported revenue increased by €205 million or 14%. This increase was due primarily to growth in music impressions sold which increased revenue in our direct and programmatic channels by €129 million. Ad sales from podcasts, partially offset by our self-serve platform, also increased by €64 million for the year ended December 31, 2023.
Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the year ended December 31, 2023, as compared to 2022, had an unfavorable net impact on our revenue. We estimate that total revenue for the year ended December 31, 2023 would have been approximately €399 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2022.
Cost of revenue

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Premium	8,231	7,355	5,986	876	12%	1,369	23%
Ad-Supported	1,619	1,446	1,091	173	12%	355	33%
Total	9,850	8,801	7,077	1,049	12%	1,724	24%
Premium cost of revenue
For the year ended December 31, 2023, as compared to 2022, Premium cost of revenue increased by €876 million, or 12%, and Premium cost of revenue as a percentage of Premium revenue decreased from 72% to 71%. The increase in Premium cost of revenue was driven primarily by increases in Premium revenue and audiobook licensing costs, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €814 million. Additionally, there was an increase in payment processing fees of €26 million, partially offset by decreased streaming delivery costs of €10 million for the year ended December 31, 2023. The year ended December 31, 2022 included a charge of €24 million related to excess and obsolete inventory and adverse purchase commitments.

Ad-Supported cost of revenue
For the year ended December 31, 2023, as compared to 2022, Ad-Supported cost of revenue increased by €173 million, or 12%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 98% to 96%. The increase in Ad-Supported cost of revenue was driven primarily by an increase in content costs of €125 million due primarily to growth in both advertising revenue and streams, partially offset by benefits from certain marketplace programs and a decrease in costs incurred to deliver enhanced product features of €32 million for the year ended December 31, 2023. The cost in 2023 also includes a €29 million charge for the write-off of content assets, a €12 million charge for employee severance, an €8 million charge for contract terminations and other related costs and a €6 million charge for impairment on real estate assets.
Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the year ended December 31, 2023, as compared to 2022, had a favorable net impact on our cost of revenue. We estimate that total cost for the year ended December 31, 2023 would have been approximately €305 million higher, if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2022.
Gross profit and gross margin

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Gross profit
Premium	3,335	2,896	2,474	439	15%	422	17%
Ad-Supported	62	30	117	32	107%	(87)	(74)%
Consolidated	3,397	2,926	2,591	471	16%	335	13%
Gross margin
Premium	29%	28%	29%
Ad-Supported	4%	2%	10%
Consolidated	26%	25%	27%
Premium gross profit and gross margin
For the year ended December 31, 2023, as compared to 2022, Premium gross profit increased by €439 million and Premium gross margin increased from 28% to 29%. Premium gross margin increased due primarily to benefits from certain marketplace programs and reduced streaming delivery costs, partially offset by increases in audiobook licensing costs. Also contributing to the increase in gross margin was a €24 million charge related to excess and obsolete inventory and adverse purchase commitments during the year ended December 31, 2022, with no comparable charges for the year ended December 31, 2023.
Ad-Supported gross profit and gross margin
For the year ended December 31, 2023, as compared to 2022, Ad-Supported gross profit increased by €32 million to a gross profit of €62 million, and Ad-Supported gross margin increased from 2% to 4%. The increase in Ad-Supported gross margin was due primarily to revenue growth outpacing the growth in content costs. Also contributing to the increase in gross margin were benefits from certain marketplace programs, a decrease in costs incurred to deliver enhanced product features during the year ended December 31, 2023, partially offset by an increase in royalty costs. Additionally, the increase in gross margin was partially offset by a €29 million charge for the write-off of content assets during the year ended December 31, 2023, with no comparable charges for the year ended December 31, 2022.

Research and development

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Research and development	1,725	1,387	912	338	24%	475	52%
As a percentage of revenue	13%	12%	9%
For the year ended December 31, 2023, as compared to 2022, research and development costs increased by €338 million, or 24%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €153 million that included increased salaries and other employee benefits as a result of increased headcount, and an increase in social costs of €86 million due primarily to changes in share price movements. In addition, there were employee severance costs of €119 million and real estate impairment charges of €75 million. There was also an increase in information technology costs of €15 million due to an increase in our usage of cloud computing services and additional software license fees. These increases were partially offset by a decrease in costs for consultants and external contractors of €31 million, a decrease in employee travel of €27 million, and a decrease in share-based compensation of €24 million.
The increases in research and development costs described above include the impact of foreign exchange rate movements during the respective periods. A significant portion of our operating expenses are denominated in the U.S. dollar which weakened 3% against the Euro for the year ended December 31, 2023, partially offsetting the overall increase in operating expenses.
Sales and marketing

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Sales and marketing	1,533	1,572	1,135	(39)	(2)%	437	39%
As a percentage of revenue	12%	13%	12%
For the year ended December 31, 2023, as compared to 2022, sales and marketing expense decreased by €39 million, or 2%. The decrease was due primarily to a decrease in advertising costs of €151 million. There was also a decrease in employee travel of €16 million, a decrease in consulting fees of €8 million, and a decrease in share-based compensation of €7 million. These decreases were partially offset by an increase in other personnel-related costs of €51 million that included salaries and other employee benefits as a result of increased headcount, and an increase in social costs of €29 million due primarily to changes in share price movements. In addition, there were employee severance costs of €44 million and impairment charges on real estate assets of €23 million during the year ended December 31, 2023.
The decreases in sales and marketing expenses described above include the impact of foreign exchange rate movements during the respective periods. A significant portion of our operating expenses are denominated in the U.S. dollar which weakened 3% against the Euro for the year ended December 31, 2023, partially offsetting the overall increase in operating expenses.
General and administrative

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
General and administrative	585	626	450	(41)	(7)%	176	39%
As a percentage of revenue	4%	5%	5%
For the year ended December 31, 2023, as compared to 2022, general and administrative expense decreased by €41 million or 7%. The decrease was due primarily to a decrease in legal fees of €30 million, a decrease in share-based compensation of €27 million, and a decrease in other administrative costs of €23 million. There was also a decrease in employee travel of €14 million and a decrease in costs for consultants and external contractors of €11 million. These decreases were partially offset by employee severance costs of €34 million and impairment charges on real estate assets of €18 million for the year ended December 31, 2023. There was also an increase in social costs of €18 million due primarily to changes in share price movements.
The decreases in general and administrative expenses described above include the impact of foreign exchange rate movements during the respective periods. A significant portion of our operating expenses are denominated in the U.S. dollar which weakened 3% against the Euro for the year ended December 31, 2023, partially offsetting the overall increase in operating expenses.
Foreign exchange impact on total operating expenses
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the year ended December 31, 2023, as compared to 2022, had a favorable net impact on our operating expenses. We estimate that total operating expenses for the year ended December 31, 2023 would have been approximately €102 million higher if foreign exchange rates had remained consistent with foreign exchange rates for 2022.
Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, and foreign currency gains.

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Finance income	161	421	246	(260)	(62)%	175	71%
As a percentage of revenue	1%	4%	3%
For the year ended December 31, 2023, as compared to 2022, finance income decreased by €260 million. The decrease was due primarily to €159 million of fair value movements in 2022 as a result of the decline in the fair value of the Exchangeable Notes while there was no such gain in 2023. There was also a decrease of €117 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency and a decrease of €66 million in fair value movements on warrants. These decreases were partially offset by an increase in interest income of €84 million.
Finance costs
Finance costs consist of fair value adjustment losses on financial instruments, interest expense, transaction costs on the issuance of the Exchangeable Notes and foreign currency losses.

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Finance costs	(220)	(132)	(91)	(88)	67%	(41)	45%
As a percentage of revenue	(2)%	(1)%	(1)%
For the year ended December 31, 2023, as compared to 2022, finance costs increased by €88 million. The increase was due primarily to an increase of €83 million attributable to an increase in the fair value of Exchangeable Notes.
Income tax expense

	Year ended December 31,			Change
	2023	2022	2021	2023 vs. 2022		2022 vs. 2021
	(in € millions, except percentages)
Income tax expense	27	60	283	(33)	(55)%	(223)	(79)%
As a percentage of revenue	—%	1%	3%
For the year ended December 31, 2023, income tax expense was €27 million, as compared to income tax expense of €60 million for the year ended December 31, 2022. The decrease of €33 million was primarily due to a reduction in tax expense resulting from changes in estimates of €20 million and a reduction in tax expense resulting from the impact of the utilization of historical share-based compensation deductions recognized in equity to offset current taxable income of €13 million.

B. Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, and investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €864 million from €3,350 million as of December 31, 2022 to €4,214 million as of December 31, 2023.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing of new product introductions, market acceptance of our products, the acquisition of other companies, competitive factors, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.”
We continue to evaluate our real estate footprint to optimize our global office space while making necessary investments in offices and information technology infrastructure to grow our business. We fund these investments using current cash and cash equivalents and the cash flow we generate from operations. Given the impact of our Work From Anywhere program and in conjunction with a strategic review of our real estate footprint and space utilization trends, our focus has shifted more towards optimizing our current portfolio and reviewing our real estate needs around the world as opposed to significant expansion of our presence in current markets. This will result in a reduction of our real estate footprint as we have decided to sublease certain leased office space. See Note 3 and Note 11 to our consolidated financial statements included elsewhere in this report for additional information.
Share repurchase program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through December 31, 2023, the Company has repurchased 469,274 shares for €91 million under this program.
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
Exchangeable Notes
On March 2, 2021, Spotify USA Inc. issued US $1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs. See Note 19 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes.

Cash flow

	Year ended December 31,
	2023	2022	2021
	(in € millions)
Net cash flows from operating activities	680	46	361
Net cash flows used in investing activities	(217)	(423)	(187)
Net cash flows from/(used in) financing activities	234	(40)	1,250
For the year ended December 31, 2023, as compared to 2022, net cash flows from operating activities increased by €634 million. The increase was due primarily to a decrease of €278 million in operating loss adjusted for non-cash items including depreciation, amortization, and share-based compensation expense. Additionally, there were favorable changes in working capital movements of €273 million, principally trade and other liabilities and deferred revenue, partially offset by unfavorable changes in trade receivables and other assets.
For the year ended December 31, 2023, as compared to 2022, net cash flows used in investing activities decreased by €206 million. The decrease was due primarily to cash consideration used in business combinations, net of cash acquired, of €295 million during 2022, whereas no such activity occurred during 2023. There was also a decrease in capital expenditures of €19 million. These changes were partially offset by an increase in net cash outflows from purchases and sales and maturities of short term investments of €122 million.
For the year ended December 31, 2023, as compared to 2022, net cash flows from/(used in) financing activities changed by €274 million. The change from €40 million of net cash flows used in financing activities in 2022 to €234 million in net cash flows from financing activities in 2023 was due primarily to an increase in proceeds from the exercise of stock options of €323 million. This increase was partially offset by an increase in payments for employee taxes withheld from restricted stock units of €28 million and an increase in payments of lease liabilities of €23 million.
Free Cash Flow:
We define “Free Cash Flow” as net cash flows from operating activities less capital expenditures and change in restricted cash. Based on our definition, our Free Cash Flow is summarized as follows:

	Year ended December 31,
	2023	2022	2021
	(in € millions)
Net cash flows from operating activities	680	46	361
Capital expenditures	(6)	(25)	(85)
Change in restricted cash	4	—	1
Free Cash Flow	678	21	277
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
For the year ended December 31, 2023, as compared to 2022, Free Cash Flow increased by €657 million. The increase in Free Cash Flow was due primarily to an increase in net cash flows from operating activities of €634 million, as described above.
Indebtedness
As of December 31, 2023, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 19 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.

Contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	4,665	1,055	3,585	25	—
Exchangeable Notes (2)	1,359	—	1,359	—	—
Lease obligations (3)	795	108	203	162	322
Purchase obligations (4)	1,905	453	1,081	288	83
Deferred consideration (5)	27	13	14	—	—
Total	8,751	1,629	6,242	475	405
___________________________________
(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, “Item 3.D. Risk Factors”.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that we have entered into, but had not yet commenced as of December 31, 2023. Lease obligations primarily relate to our office space. The lease terms are up to 10 years. See Note 11 to the consolidated financial statements included elsewhere in this report for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of the Google Cloud Platform and certain podcast and marketing commitments.
(5)Included in deferred consideration are obligations to transfer €27 million of cash consideration over the next two years to former owners of certain entities we have acquired.
C. Research and Development, Patents and Licenses
For a detailed analysis of research and development policies and costs, see “Item 4.B. Business Overview” and discussions elsewhere in this “Item 5. Operating and Financial Review and Prospects.”
D. Trend Information
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs. Historically, we have run two programs per year during the second and fourth quarters. During both 2022 and 2023, we launched a total of three programs in each year which were run during the second, third, and fourth quarters.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Other than as disclosed here and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2023 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
Revenue Recognition
Premium Revenue

We generate revenue for our Premium segment through the sale of subscriptions to the Premium Service. The Premium Service is primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Typically, the Premium Service is paid for on a monthly basis in advance. We satisfy our performance obligation to provide Premium streaming services, and revenue from these services is recognized on a straight-line basis over the subscription period.
We sometimes bundle the Premium Service with other services and products. Additionally, in certain markets the specified monthly allocation of audiobook access within the Premium Service is considered to be a separate performance obligation to the customer. In arrangements where we have multiple performance obligations to the customer, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. We generally determine stand-alone selling prices based on the prices charged to customers; but where stand-alone selling prices are not directly observable, estimation techniques are used. In the markets where we offer audiobook listening time as part of the Premium subscription, we satisfy our performance obligation to provide a monthly entitlement to specified hours of audiobook content as these hours are consumed and recognize revenue over time using an output method based on the proportion of hours consumed. Additionally, we estimate how many hours of audiobook content will not be used by eligible Premium Subscribers and recognize the revenue attributable to the unexercised rights in proportion to the pattern of audiobook consumption. For other bundles, revenue is recognized either on a straight-line basis over the subscription period or at a point in time when control of the service or product is transferred to the customer.
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
Content
We incur royalty costs for the right to stream content to our users, paid to record labels, music publishers, and other rights holders. Royalties are calculated using negotiated rates in accordance with license agreements, estimates of those rates in instances where rights holders are not identified, or rates as determined by government bodies. Calculations are based on either Premium and Ad-Supported revenue earned or user/usage measures or a combination of these. The rights holder agreements are complex and our determination of royalties payable involves certain significant judgments, assumptions, and estimates in addition to complex systems and a significant volume of data to be processed and analyzed. In particular, in certain jurisdictions rights holders have several years to claim royalties for works streamed each month. As such, the royalty costs incurred in a period might not be fully settled for a number of years and are estimated. The estimate of royalty costs requires us to make assumptions about the rates to be recorded for streams where the rights holder is not identified and the potential incidence of duplicate claims. These estimates are subject to revision until settlement. Considering the number of variables impacting the amounts owed, the actual outcome could be different than our estimates, resulting in an additional accrual or release of previously recorded liabilities.
Some rights holders have allowed the use of their content on our platform while negotiations of the terms and conditions of individual agreements or determination of statutory rates are ongoing. In these instances, royalties are calculated based on our best estimate of the eventual payout.
In 2022, the proceedings known as “Phonorecords IV Proceedings” began to set the rates for the Section 115 blanket license for calendar years 2023 to 2027. In August 2022, we and other service providers reached an agreement in principle with publisher organizations for these rates and terms and asked the Copyright Royalty Board to adopt those rates and terms on an industry-wide basis. In December 2022, the Copyright Royalty Board issued final regulations adopting the parties' proposed rates and terms on an industry-wide basis for the Phonorecords IV period.
Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.
The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2023 and December 31, 2022, approximately €455 million and €441 million, respectively, relate to liabilities that were incurred more than 12 months prior to the date of the statement of financial position. For the year ended December 31, 2023, the estimates at December 31, 2022 were revised down resulting in adjustments to the consolidated statement of operations totaling €36 million.
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
Exchangeable Notes
Our Exchangeable Notes are re-measured at each reporting date using valuation models using input data. They are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk will be presented separately in other comprehensive income/(loss) and will not be reclassified to the consolidated statement of operations. The fair value of the Exchangeable Notes is estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. Our ordinary share price is a primary driver of the fair value of the Exchangeable Notes. If factors change and different assumptions are used, our finance (costs)/income could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our Exchangeable Notes.
See Note 23 to our consolidated financial statements included elsewhere in this report for additional information on the valuation models used for our Exchangeable Notes.
Warrants
We issued certain non-compensatory warrants in the Company to a holder that is an employee and a member of management of the Group pursuant to a subscription agreement. See "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants." Our warrants are re-measured at each reporting date using valuation models using input data. The change in fair value of these financial liabilities are recognized in finance income or cost in the consolidated statement of operations. Our ordinary share price is a primary driver of the fair value of the warrants. If factors change and different assumptions are used, our finance (costs)/income could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our warrants.
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
We have initiated and are in negotiations of an Advance Pricing Agreement ("APA") between Sweden and the United States governments for tax years including 2014 through 2020 covering various transfer pricing matters. In addition, we are subject to the continuous examination of our income tax returns by various tax authorities which could result in assessments against us. There are currently ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing issues. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves recorded on the balance sheet. If we conclude that it is not probable that our tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes. The resolution of tax examinations and the APA may be significant to the consolidated financial statements.
Business Combinations
In business combinations, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identified assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets.
Lease Agreements
As most of our lease agreements do not provide an implicit rate of return, we use our incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. Our incremental borrowing rate is determined based on estimates and judgments, including the credit rating of our leasing entities and a credit spread.
Impairment of real estate assets
In connection with the Office Space Optimization Initiative, we have recognized non-cash impairment charges to write-down the related real estate assets, which included lease right-of-use assets, leasehold improvements and property and equipment, to their recoverable amounts. To determine the recoverable amounts of these real estate assets, we utilized discounted cash flow models to estimate the fair value less cost of disposal. The development of discounted cash flow models required the application of level 3 inputs and significant judgment in determining market participant assumptions, including the projected sublease income over the remaining lease terms, expected vacancy periods prior to the commencement of future subleases, expected lease incentives offered to future tenants, and discount rates that reflect the level of risk associated with these future cash flows. Management's estimates of recoverable amounts are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. See Note 11 to our consolidated financial statements included elsewhere in this report for additional information.
Goodwill Impairment
In accordance with the accounting policy described in Note 2 to our consolidated financial statements included elsewhere in this report, we annually perform an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 13 to our consolidated financial statements included elsewhere in this report.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the names, ages, and positions of our senior management and directors as of the date of this report:

Name	Age	Position
Daniel Ek	40	Founder, Chief Executive Officer, Chairman, and Director
Martin Lorentzon	54	Co-Founder and Director
Katarina Berg	55	Chief Human Resources Officer
Dustee Jenkins	45	Chief Public Affairs Officer
Eve Konstan	55	General Counsel
Alex Norström	47	Co-President, Chief Business Officer
Gustav Söderström	47	Co-President, Chief Product & Technology Officer
Paul Vogel (1)	50	Chief Financial Officer
Christopher Marshall	55	Lead Independent Director
Barry McCarthy	70	Director
Shishir Mehrotra	44	Director
Heidi O’Neill	59	Director
Ted Sarandos	59	Director
Thomas Staggs	63	Director
Mona Sutphen	56	Director
Padmasree Warrior	63	Director
______________________
(1)As previously announced, Mr. Vogel will leave the Company on March 31, 2024.

The business address of each director and each of Mr. Ek, Ms. Berg, and Mr. Söderström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of each of Ms. Jenkins, Ms. Konstan, and Mr. Vogel is 150 Greenwich Street, 63rd Floor, New York, New York 10007. The business address of Mr. Norström is 4 Savoy Pl, London WC2N 6AT, United Kingdom. The following is a brief biography of each of our senior managers and directors:
Daniel Ek is our founder, Chief Executive Officer, and Chairman of our board of directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. He currently serves on the boards of directors of a number of private companies.
Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
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

Dustee Jenkins is our Chief Public Affairs Officer. In this capacity, she oversees all external communications, government affairs, trust and safety, as well as enterprise-wide internal communications in more than 180 markets. Prior to joining Spotify, Ms. Jenkins was Senior Vice President and Chief Communications Officer at Target. She previously served as a director at Public Strategies, Inc. (now Hill+Knowlton Strategies) specializing in crisis and financial transactions, the director of communications of the Department of Housing and Urban Development as an appointee of President George W. Bush, and Press Secretary for U.S. Senator Kay Bailey Hutchison. Ms. Jenkins also serves on the board of directors of Tech:NYC.
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
Alex Norström is our Co-President, Chief Business Officer. He oversees our subscriber and advertising businesses and all licensed, distributed, and owned content on the platform across music, podcasts, and audiobooks. In addition, he has responsibility for marketing, global markets, partnerships, licensing, payments, and customer service. Mr. Norström was previously our Chief Freemium Business Officer and prior to that our Chief Premium Business Officer, Vice President of Growth, and Vice President of Subscriptions. Prior to joining Spotify in 2011, Mr. Norström was Chief New Business Officer at King.com Ltd. He was a member of the board of directors of Circle from 2016 through December 2019. Mr. Norström holds a Master of Science in Business & Economics with a Major in Finance from the Stockholm School of Economics.
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
Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc. and Nerdy, Inc., as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our board of directors. He has been a member of our board of directors since January 8, 2020, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. In addition to his role on our board of directors, he serves as the President and CEO and a member of the board of directors of Peloton Interactive Inc. and a member of the board of directors of Instacart. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, Chegg from 2010 to 2015 (Chairman of the audit committee), and MSD Acquisition Corp. from 2021 to 2022 (Chairman of the audit committee). From 2011 to 2022, Mr. McCarthy served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. In addition to her role on our board of directors, Ms. O'Neill serves on the board of directors of Hyatt Hotels Corp. She previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer, Product and Brand, a division of Nike, Inc.
Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. In addition to his role on our board of directors, Mr. Sarandos serves on the board of directors of Netflix. He also serves as chairman of the board of trustees for the Academy Museum of Motion Pictures and the Treasurer for the board of directors of Exploring the Arts. He also serves on the board of trustees for the American Film Institute and is a member of the Executive Committee of the Academy of Television Arts and Sciences, as well as a Henry Crown Fellow at the Aspen Institute. Mr. Sarandos is the co-CEO of Netflix and has led the company's moves into streaming, international and original programming. He has been at Netflix since 2000.
Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. In addition to his role on our board of directors, Mr. Staggs serves as the co-Chairman and co-CEO of Candle Media LLC and as a partner of Smash Capital Advisors LP. He also serves on the board of advisors of the University of Minnesota Carlson School of Management. Mr. Staggs previously served as a top executive at The Walt Disney Company, most recently serving as its Chief Operating Officer. Prior to that, he was Chairman of Walt Disney Parks and Resorts Worldwide after having been Disney's Chief Financial Officer for nearly 12 years. As Chairman of Disney Parks, Mr. Staggs more than doubled operating profits while overseeing the company's roughly 140,000 cast members. While at Disney, he helped lead the purchases of Pixar, Marvel Entertainment, and Cap Cities/ABC. He also served as a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.
Mona Sutphen is a member of our board of directors. She has been a member of our board of directors since April 21, 2021, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. She is currently a partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board. Ms. Sutphen is a Trustee of Putnam Mutual Funds and was an independent director for Pattern Energy from 2018 to 2020. She is a member of the Council on Foreign Relations, serves on the Boards of the International Rescue Committee and Human Rights First, and is a Trustee of Mount Holyoke College. Ms. Sutphen has a Bachelor of Arts from Mount Holyoke College and a Master of Science from London School of Economics.
Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2023. Ms. Warrior was a member of the board of directors of Microsoft from 2015 to 2023, The Gap, Inc. from 2013 to 2016, and Box, Inc. from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive

Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
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
B. Compensation
This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team who would be our named executive officers, if we were a domestic issuer, and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2023 are:
•Daniel Ek, who is our Founder and serves as our Chief Executive Officer (“CEO”), Chairman, and Director and is our principal executive officer;
•Paul Vogel, who will serve as our Chief Financial Officer (“CFO”) and our principal financial officer until March 31, 2024;
•Dustee Jenkins, who serves as our Chief Public Affairs Officer;
•Alex Norström, who serves as our Co-President, Chief Business Officer; and
•Gustav Söderström, who serves as our Co-President, Chief Product & Technology Officer.
Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the people experience and compensation committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2023.
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
Engagement of Compensation Consultant
The people experience and compensation committee has engaged the services of Compensia to provide executive compensation advisory services. The people experience and compensation committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. In 2022, the people experience and compensation committee approved the compensation peer group (the “Peer Group”) for fiscal year 2023.
The Peer Group for 2023 consisted of the following companies:

Activision Blizzard	Autodesk	Block	Booking Holdings
eBay	Electronic Arts	Expedia Group	IAC/InterActiveCorp
Intuit	MercadoLibre	Netflix	PayPal Holdings
Sirius XM Holdings	Snap	Take-Two Interactive	Twitter
Uber Technologies	Warner Bros. Discovery	Zalando

The people experience and compensation committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2023, Compensia provided the people experience and compensation committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The people experience and compensation committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The people experience and compensation committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than our CEO (who, as we note below, did not receive any cash or equity compensation in 2023), including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As discussed below, we rely heavily on our equity awards to incentivize our employees, including each of our named executive officers.
Compensation Philosophy
We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our named executive officers consists of the following elements:
•base salary;
•incentive compensation;
•certain severance benefits;
•retirement savings plans; and
•health and welfare benefits and certain limited perquisites and other personal benefits.
We offer cash compensation in the form of base salaries that we believe appropriately reward our executive leadership team members for their individual contributions to our business. We have opted not to offer annual cash bonuses to our executive leadership team members, as we believe they do not incentivize the long-term growth of the Company. In 2023, part of our executive compensation was granted in the form of one-time cash retention bonuses. These were intended to retain and further incentivize certain of our employees, including our executive leadership team members, as discussed further below.
We offer equity awards as part of an incentive mix program to incentivize our executive leadership team to focus on the growth of our overall enterprise value and, correspondingly, the creation of value for our shareholders. As a result of this compensation practice, a greater percentage of each executive leadership team member’s total compensation has been tied to shareholder returns, with cash compensation kept at modest levels, which provides an opportunity to be well-rewarded through equity if we perform well over time.
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
Since July 1, 2017, our CEO has not received a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for 2021, 2022 or 2023.

As of the end of fiscal year 2023, our named executive officers were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary ($)
Daniel Ek(1)	$—
Paul Vogel	$600,000
Dustee Jenkins	$860,000
Alex Norström(2)	$320,000
Gustav Söderström(3)	$300,000
______________________
(1)Since July 1, 2017, Mr. Ek has not received a base salary.
(2)Mr. Norström was paid in Swedish krona and British pound. Such amounts are based on the exchange rate of SEK 10.08 per dollar and GBP 0.79 per dollar as of December 31, 2023 as published by Reuters.
(3)Mr. Söderström was paid in Swedish krona. Such amounts are based on the exchange rate of SEK 10.08 per dollar as of December 31, 2023 as published by Reuters.
One-Year Retention Plan
On March 1, 2023, each of our named executive officers (other than Mr. Ek) was granted a cash retention bonus in the amount set forth below:

Named Executive Officer	Retention Bonus ($)
Daniel Ek	$—
Paul Vogel	$691,200
Dustee Jenkins	$571,895
Alex Norström	$1,664,000
Gustav Söderström	$1,664,000
The retention bonuses will vest in full on the 12-month anniversary of the grant date (i.e., March 1, 2024), subject to the executive’s continued full-time employment (and the executive not providing or receiving notice of termination of employment) through such vesting date. Any vested retention bonus will be paid in the pay period following the vesting date. If the executive’s employment is terminated by us for any reason other than for “cause” (as defined in the applicable agreement) prior to the vesting date, the executive will be entitled to a prorated portion of the bonus, calculated based on the date on which the notice of termination was given (for Ms. Jenkins) or the date occurring six months following such date (for Messrs. Norström, Söderström, and Vogel). Additionally, if in connection with or within six months following a change in control, Mr. Norström, Söderström, or Vogel (i) resigns because he is required to perform duties that are materially inconsistent with those normally performed by someone in his position or (ii) otherwise experiences a constructive termination, the executive’s bonus will accelerate and vest in full.
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

For 2023 compensation, the amount of any cash award chosen was equal to 100% of the dollar amount the employee allocated to cash; the number of RSUs provided was equal to the dollar amount the employee allocated to RSUs divided by the closing price per ordinary share on the grant date; the number of at-the-money options provided was equal to three times the dollar amount the employee allocated to such stock options divided by such closing price; and the number of out-of-the-money stock options provided was equal to six times the dollar amount the employee allocated to stock options divided by such closing price.
For further information on our equity award programs, please see “—Stock Options,” “—Restricted Stock Units” and “—Cash Program” below.
In 2023, each of our named executive officers, other than Mr. Ek, participated in the incentive mix program. The following table shows the dollar amount of incentive compensation awarded to each named executive officer, as well as the allocations chosen by each such individual:

Named Executive Officer	Aggregate Long-Term Incentive Award Dollar Value ($)	2023 At-the-Money Stock Option Allocation	2023 Out-of-the-Money Stock Option Allocation	2023 RSU Allocation	2023 Cash Allocation ($)
Daniel Ek	—	—	—	—	—
Paul Vogel	4,320,000	—	—	36,860	—
Dustee Jenkins	3,500,000	—	—	14,932	1,750,000
Alex Norström	10,400,000	133,106	—	44,369	—
Gustav Söderström	10,400,000	266,212	—	—	—
Long-Term Incentive Award Decisions
Each year our people experience and compensation committee reviews and, if needed, recommends updates to our current equity program to our board of directors for approval in order to incentivize our employees, including our named executive officers. Our people experience and compensation committee, in consultation with our CEO, determines the aggregate dollar value of the long-term incentive compensation to be awarded to each executive leadership team member. In making these decisions, the people experience and compensation committee takes into consideration the Company’s financial results and market conditions, as well as the factors described above.
Retirement Savings and Other Benefits
Our retirement programs are designed to comply with local laws and regulations. For our employees who reside in Sweden, including Mr. Söderström (and, for a portion of 2023, Mr. Norström), we participate in an occupational pension plan. Pursuant to such plan we pay a premium of 4.5% of each such employee’s monthly base salary up to an annual income ceiling and 30% of monthly base salary on amounts above such annual income ceiling. Employees also may contribute additional amounts through a salary exchange program pursuant to which eligible employees are given the opportunity to enhance their pension savings by choosing to exchange a portion of their base salary for additional pension contributions. Certain legal limitations apply to the amount of contributions that may be made to the occupational pension plan. During the portion of 2023 during which Mr. Norström resided in the U.K., Mr. Norström was not eligible to participate in the Swedish occupational pension plan, and he did not elect to participate in our pension plan for U.K.-based employees during this period.
For our employees in the United States who satisfy certain eligibility requirements, including Mr. Vogel and Ms. Jenkins, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their eligible compensation. Employees vest in the employer contributions ratably over one year.
The Company does not maintain any defined benefit plans for any of its named executive officers.
Employee Benefits and Perquisites
Additional benefits received by our employees who reside in Sweden, including Messrs. Ek and Söderström (and, for a portion of 2023, Mr. Norström), include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Mr. Vogel and Ms. Jenkins, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. Additional benefits received by our employees who reside in the U.K., including, for a portion of 2023, Mr. Norström, include medical and dental benefits, life and long-term disability insurance, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.
We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.
We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. In addition, the personal safety of our employees, including our named executive officers, is of the highest importance to us and in 2023 we paid for personal security services for certain named executive officers pursuant to the Company's personal security program for senior management. Although we consider these personal security services to be appropriate and necessary for the reasons described above, the costs related to such services are reported as other compensation to our named executive officers in the “2023 Summary Compensation Table” below. In the future, we may provide other perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the people experience and compensation committee. We do not expect these perquisites to be a significant component of our compensation program.
Severance
Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.
Executive Transition
As previously announced, Mr. Vogel, the Company’s Chief Financial Officer, will cease employment with the Company on March 31, 2024. In connection with his departure, Mr. Vogel is entitled to receive severance consistent with the terms of his employment agreement with the Company.
Employment Agreements
We have, or one of our subsidiaries has, entered into employment agreements with Messrs. Ek, Norström, Söderström, and Vogel, and Ms. Jenkins. We currently do not have employment agreements or other service contracts with any members of our board of directors, except for Mr. Ek.
Mr. Ek’s employment agreement provides for an indefinite term that automatically expires upon Mr. Ek’s retirement, which shall be at age of 65, and a fixed monthly salary (although the board of directors determined that, commencing July 1, 2017, Mr. Ek would no longer receive an annual salary). The employment agreement further entitles Mr. Ek to a six-month notice period prior to termination, other than in connection with his retirement, provided that we may terminate the agreement with immediate effect if Mr. Ek has grossly neglected his obligations or otherwise materially breached the contract. In the event of termination of employment by us (other than due to gross neglect), in addition to pay during the notice period, Mr. Ek is also entitled to a severance payment equal to six times his monthly salary, less any income from future employment, payable in monthly installments following termination. Using Mr. Ek’s current base salary, he would be entitled to no payments under this arrangement. Mr. Ek would not be entitled to a notice period or severance upon his retirement.
Mr. Ek’s employment agreement contains post-termination non-competition covenants that we could choose to enforce for 12 months following any type of termination of employment, except termination by us due to any reason other than breach of contract by Mr. Ek. In consideration for the non-competition covenant, we would be required to pay Mr. Ek, in monthly installments during his restricted period, 12 times his monthly salary, less any income from future employment up to 60% of Mr. Ek’s monthly salary. Using Mr. Ek’s current base salary, he would be entitled to no payments under this arrangement. Such payment will not be made during any period Mr. Ek is otherwise receiving severance pay from us or if Mr. Ek’s employment ceases as a result of retirement or termination by us due to Mr. Ek’s breach of contract. If we decide not to enforce the non-competition covenant, the corresponding payment obligation would also cease. Mr. Ek’s employment agreement also includes employee and customer non-solicitation clauses that will apply for 12 months post-termination and that do not require us to pay any additional consideration.
Our employment agreements with Messrs. Norström, Söderström, and Vogel, and Ms. Jenkins provide for an indefinite employment period, a base salary and participation in our benefit programs and long-term incentive compensation plans. The agreements entitle Messrs. Norström, Söderström, and Vogel, and Ms. Jenkins to a three-month notice period prior to termination, provided that we may terminate the agreement with immediate effect in connection with a termination for

“Cause” (as defined in the relevant agreement). In addition, upon a termination without Cause, subject to the named executive officer’s execution and non-revocation of a release of claims, Messrs. Norström, Söderström, and Vogel, and Ms. Jenkins would each be entitled to a severance amount equal to the executive’s respective base salary for six months (or, for Ms. Jenkins, three months) and subsidized health benefits for six months (or, for Ms. Jenkins, three months). If we terminate Messrs. Norström, Söderström, or Vogel, or Ms. Jenkins at any time during the three-month notice period, Messrs. Norström, Söderström, and Vogel, and Ms. Jenkins will also be entitled to pay in lieu of notice through the end of the notice period, subject to compliance with certain restrictive covenants. If Mr. Norström’s, Söderström’s, or Vogel’s employment is terminated within 12 months after a change in control of the Company, if Mr. Norström, Söderström or Vogel is required to perform duties that are materially inconsistent with those normally performed by the executive, or if the executive is otherwise constructively dismissed following the change in control, subject to the named executive officer’s execution and non-revocation of a release of claims, the named executive officer would be entitled to receive a lump sum severance payment of 12 months’ salary and subsidized health benefits. Notwithstanding the foregoing, Messrs. Norström, Söderström, and Vogel will not be entitled to the change in control severance described above, and Ms. Jenkins will not be entitled to the severance described above, in the event of certain asset sales where the executive continues his or her employment in the same or greater capacity following the transaction or the executive is offered continued employment in connection with the transaction and the executive’s employment agreement is assumed by the surviving entity following the transaction. Messrs. Norström, Söderström, and Vogel, and Ms. Jenkins are also subject to a nine-month (or, for Ms. Jenkins, six-month) post-termination non-competition covenant (with such period commencing on the first day of the notice period, or, for Ms. Jenkins, the termination date) and a two-year post-termination employee and customer non-solicitation covenant.
Additionally, in July 2023, we entered into a transfer letter and U.K. employment contract with Mr. Norström in connection with his temporary transfer from Sweden to the U.K., which provides for (i) a fixed term of employment at Spotify Ltd from August 21, 2023 to August 18, 2024, (ii) continued vesting of Mr. Norström’s equity awards in accordance with their terms during such period, and (iii) substantially the same terms as described for Mr. Norström above, except that Mr. Norström is not entitled to subsidized health benefits upon the qualifying terminations described above.
For further information on the post-termination treatment of our equity awards, please see “—Stock Options” and “—Restricted Stock Units” below.
Clawback Policy
In 2023, we adopted a Clawback Policy in compliance with the SEC rules and New York Stock Exchange listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.
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
People Experience and Compensation Committee
Our board of directors has established a people experience and compensation committee that consists of Christopher Marshall, Martin Lorentzon, Shishir Mehrotra, and Heidi O'Neill. Mr. Marshall is the chair of our people experience and compensation committee. Our people experience and compensation committee has the following responsibilities, among others:
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
D. Employees
In 2023, 2022, and 2021, we had 9,123, 8,359, and 6,617 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Content Production and Customer Service	663	785	705	(16)%	11%
Sales and Marketing	2,403	2,043	1,654	18%	24%
Research and Development	4,719	4,169	3,175	13%	31%
General and Administrative	1,338	1,362	1,083	(2)%	26%

The following table describes our average number of employees by geographic location:

	December 31,
	2023	2022	2021
United States	4,574	4,332	3,435
Sweden	1,706	1,853	1,845
United Kingdom	1,048	881	576
Additionally, for the years ended December 31, 2023, 2022, and 2021, we had an average of approximately 1,795, 1,294, and 761 employees and contractors, respectively, in the aggregate in Australia, Argentina, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Ireland, Italy, Japan, Luxembourg, Mexico, Netherlands, Singapore, South Africa, South Korea, Spain, Switzerland, Taiwan, Türkiye, and United Arab Emirates. From time to time, we have engaged temporary employees to fill open positions. As of December 31, 2023, 74 employees of The Ringer, 18 employees of Gimlet, and 4 employees of Parcast, wholly-owned indirect subsidiaries of the Company, were represented by the Writers Guild of America-East labor union. In 2021, we entered into collective bargaining agreements with The Ringer and Gimlet unions, respectively, to be in effect until February 2024. In 2022, we entered into a collective bargaining agreement with the Parcast union to be in effect until February 2025. We are in the process of negotiating renewed collective bargaining agreements with The Ringer and Gimlet unions, respectively. In addition, employees of certain subsidiaries outside of the U.S. are represented by works councils.
E. Share Ownership
The following table provides information regarding share ownership by our officers and directors as of December 31, 2023.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units	Warrants	Subscription Price ($)
Daniel Ek(1)	30,056,376	15.3%	—	$—	—	—	800,000	$281.63
Martin Lorentzon(2)	21,476,145	10.9%	18,602	$219.33	6/28/2024	—	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	7,517	$271.40	5/29/2025	—	—	$—
	—	—%	11,260	$362.36	5/31/2026	—	—	$—
	—	—%	24,120	$169.16	5/31/2027	—	—	$—
	—	—%	6,627	$153.92	6/1/2028	—	—	$—
Katarina Berg	46,389	*	32,609	$138.00	3/1/2024	12,766	—	$—
	—	—%	23,337	$137.12	3/1/2025	—	—	$—
	—	—%	9,960	$321.28	3/1/2026	—	—	$—
	—	—%	69,818	$151.25	3/1/2027	—	—	$—
Dustee Jenkins	11,446	*	2,490	$321.28	3/1/2026	20,677	—	$—
	—	—%	1,888	$238.38	9/1/2026	—	—	$—
	—	—%	9,297	$151.25	3/1/2027	—	—	$—
Eve Konstan	13,820	*	10,946	$182.71	6/1/2025	20,601	—	$—
	—	—%	1,556	$321.28	3/1/2026	—	—	$—
	—	—%	1,049	$238.38	9/1/2026	—	—	$—
	—	—%	7,438	$151.25	3/1/2027	—	—	$—
Alex Norström	41,258	*	87,515	$137.12	3/1/2025	54,191	—	$—
	—	—%	38,596	$321.28	3/1/2026	—	—	$—
	—	—%	97,851	$151.25	3/1/2027	—	—	$—
	—	—%	133,106	$117.20	3/1/2028	—	—	$—
Gustav Söderström	8,880	*	198,366	$137.12	3/1/2025	—	—	$—
	—	—%	87,151	$321.28	3/1/2026	—	—	$—
	—	—%	264,463	$151.25	3/1/2027	—	—	$—
	—	—%	266,212	$117.20	3/1/2028	—	—	$—
Paul Vogel	28,454	*	3,191	$137.12	3/1/2025	8,877	—	$—
	—	—%	21,788	$321.28	3/1/2026	—	—	$—

	—	—%	74,380	$151.25	3/1/2027	—	—	$—
Christopher Marshall(3)	73,104	*	4,651	$146.22	6/28/2024	552	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	7,517	$180.93	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
	—	—%	12,060	$112.77	5/31/2027	—	—	$—
	—	—%	4,970	$153.92	6/1/2028	—	—	$—
Barry McCarthy(4)	381,797	*	15,033	$271.40	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
	—	—%	12,060	$112.77	5/31/2027	—	—	$—
	—	—%	6,627	$153.92	6/1/2028	—	—	$—
Shishir Mehrotra	49,776	*	13,952	$219.33	6/28/2024	669	—	$—
	—	—%	11,275	$271.40	5/29/2025	—	—	$—
	—	—%	11,260	$362.36	5/31/2026	—	—	$—
	—	—%	24,120	$169.16	5/31/2027	—	—	$—
	—	—%	9,940	$230.88	6/1/2028	—	—	$—
Heidi O’Neill	6,395	*	2,325	$146.22	6/28/2024	5,642	—	$—
Ted Sarandos	13,548	*	4,651	$146.22	6/28/2024	235	—	$—
	—	—%	9,301	$219.33	6/28/2024	—	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	5,630	$241.57	5/31/2026	—	—	$—
	—	—%	12,060	$112.77	5/31/2027	—	—	$—
	—	—%	6,627	$153.92	6/1/2028	—	—	$—
Thomas Staggs(5)	23,248	*	7,386	$146.22	6/28/2024	—	—	$—
	—	—%	7,959	$180.93	5/29/2025	—	—	$—
	—	—%	5,961	$362.36	5/31/2026	—	—	$—
	—	—%	2,981	$241.57	5/31/2026	—	—	$—
	—	—%	6,562	$169.16	5/31/2027	—	—	$—
	—	—%	9,843	$112.77	5/31/2027	—	—	$—
	—	—%	7,212	$153.92	6/1/2028	—	—	$—
Padmasree Warrior	6,760	*	4,651	$219.33	6/28/2024	1,130	—	$—
	—	—%	3,758	$180.93	5/29/2025	—	—	$—
	—	—%	2,815	$241.57	5/31/2026	—	—	$—
	—	—%	1,657	$153.92	6/1/2028	—	—	$—
Mona Sutphen	—	—%	2,815	$362.36	5/31/2026	2,209	—	$—
	—	—%	4,222	$241.57	5/31/2026	—	—	$—
	—	—%	18,090	$169.16	5/31/2027	—	—	$—
	—	—%	3,015	$112.77	5/31/2027	—	—	$—
________________________
*Represents beneficial ownership of less than 1%.
(1)Includes 13,424,407 ordinary shares held by D.G.E. Investments Limited (“D.G.E. Investments”). Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. Also includes 4,276,200 ordinary shares held by Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), 9,076,240 ordinary shares held by Image Frame Investment (HK) Limited (“Image Frame”), 3,227,920 ordinary shares held by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited. Mr. Ek exercises voting power over the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by D.G.E. Investments. The business address of D.G.E. Holding is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus.
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
(3)Includes (i) 53,920 ordinary shares held by Marshall Carroll 2000 Trust; (ii) 688 ordinary shares held by Marshall Partners; (iii) 18,496 shares held by Mr. Marshall for the benefit of TCV VII Management, L.L.C. (“TCV VII Management”) and TCV VIII Management, L.L.C. (“TCV VIII Management”); and (iv) 44,129 non-qualified stock options held by Mr. Marshall for the benefit of TCV VII Management and TCV VIII Management. Mr. Marshall is a trustee of the Marshall Carroll 2000 Trust and a general partner of Marshall Partners. Mr. Marshall disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Marshall and the other members of TCV VII Management and TCV VIII Management (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 18,496 ordinary shares, the 18,708 unvested non-qualified stock options, and the 25,421 vested non-qualified stock options held by Mr. Marshall. The Management Members disclaim beneficial ownership of the ordinary shares and the ordinary shares issuable upon vesting of non-qualified stock options and RSUs, except to the extent of their respective pecuniary interest therein.
(4)Includes 381,797 ordinary shares held by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(5)Includes 23,094 ordinary shares held by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 9200 Sunset Blvd, Los Angeles, CA 90069.
Stock Options
As noted above, we have granted stock options to our named executive officers and other employees, including as part of the incentive mix program. Each stock option represents the right to purchase one of our ordinary shares at an exercise price equal to the fair market value of an ordinary share on the applicable grant date. The stock options generally vest as to 3/48ths of the total number of options granted on the third calendar month following the date of grant, and as to 1/48th of the total number of options granted on the first day of each calendar month thereafter, subject to continued employment. The options generally expire on the fifth anniversary of the date of grant, and vested options may be exercised at any time prior to the expiration of the option term. For our employees in certain countries, upon the exercise of a stock option, the Company is required to pay a social security contribution in an amount equal to the spread value of the option multiplied by the applicable tax rate.
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
The board of directors may, among other things, provide for a new exercise period upon a change in control. If the board of directors sets a new exercise period, 50% of each holder’s unvested options will accelerate and vest. Following such acceleration, the board of directors may choose to allow the unvested options to continue to vest or lapse. If the board allows the unvested options to continue vesting, 3/96th of the unvested options will vest after the first cliff vesting date as described above, and 1/96th of the remaining options will vest on each subsequent regularly scheduled vesting occasion. If we or our successor terminates an optionee’s employment without Cause in connection with or within six months following a transaction constituting a change in control, any unvested stock options held by the optionee will vest as of such termination. In addition, for certain employees, including the named executive officers, if in connection with or within six months following a change in control, such employee (i) resigns because he or she is required to perform duties that are materially inconsistent with the ones normally performed by someone in such position or (ii) otherwise experiences a constructive termination, any unvested stock options held by the employee will vest as of such resignation. The plans provide for other potential adjustments to the stock options in the event of corporate transactions.
Restricted Stock Units
As noted above, we have granted RSUs to our named executive officers and other employees, including as part of the incentive mix program. Each RSU represents the right to receive one of our ordinary shares. The RSUs generally vest as to 3/48ths of the total number of RSUs granted on the third calendar month following the date of grant, and thereafter as to 1/48th of the total number of RSUs granted on the first day of each calendar month thereafter, subject to continued employment.
All unvested RSUs will generally be forfeited upon any termination of employment. However, for certain employees, including the named executive officers, upon termination of an employee’s employment (i) by the Company for any reason other than Cause or (ii) by the employee due to the Company’s material breach of the employee’s employment agreement, a portion of the individual’s unvested RSUs will immediately vest. The portion of unvested RSUs that will accelerate and vest will be equal to the number of such RSUs that would have otherwise vested between six and 12 months following the termination, depending on the employee. If we or our successor terminates the employee’s employment without Cause in connection with or within six months following a transaction constituting a change in control, any unvested RSUs held by the individual will vest as of such termination. In addition, for certain employees, including the named executive officers, if in connection with or within six months following a change in control, the individual (i) resigns because he or she is required to perform duties that are materially inconsistent with the ones normally performed by someone in such position or (ii) otherwise experiences a constructive termination, all of the individual’s outstanding unvested RSUs will accelerate and vest.

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
Cash Program
As noted above, we also offer cash awards as part of our incentive mix program to all permanent employees, including our named executive officers. Pursuant to the cash alternative of the incentive mix program, the named executive officers who choose to include cash in their incentive mix composition will receive a fixed cash payment upon each vesting date. As noted above, for the cash awards granted in 2023, 3/48ths of the cash payment vested on the third calendar month following the date of grant, and thereafter 1/48th of the cash payment granted vests on the first day of each calendar month thereafter, subject to continued employment.
Warrants
On July 1, 2019, Mr. Ek purchased, through D.G.E. Investments, 800,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $20.61, the then-current fair market value per share. The terms and conditions for the warrants provided that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $190.09 per share at any time prior to July 1, 2022. On July 1, 2022, 800,000 warrants that were granted on July 1, 2019 expired unexercised.
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
Compensation Tables
2023 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2023, 2022, and 2021.

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Compensation Plan ($)(3)	All Other Compensation ($)		Total ($)
Daniel Ek (CEO)(4)	2023	—		—	—	—	1,431,654	(5)	1,431,654
	2022	—		—	—	—	181,085		181,085
	2021	—		—	—	—	104,885		104,885
Paul Vogel (CFO)	2023	600,000		—	4,319,992	—	16,326	(6)	4,936,318
	2022	600,000		6,187,244	—	—	9,988		6,797,232
	2021	600,000		2,431,812	1,999,968	—	8,700		5,040,480
Dustee Jenkins (Chief Public Affairs Officer)	2023	860,000		—	1,750,030	1,750,000	—		4,360,030
Alex Norström (Co-President, Chief Business Officer)	2023	320,000	(9)	7,145,501	5,200,047	—	87,750	(7)	12,753,298
	2022	325,000	(9)	5,087,287	3,700,029	—	86,289		9,198,605
	2021	345,133	(9)	3,769,411	3,100,031	—	92,919		7,307,494
Gustav Söderström (Co-President, Chief Product & Technology Officer)	2023	300,000	(9)	14,291,007	—	—	78,036	(8)	14,669,043
	2022	312,500	(9)	13,749,472	—	—	95,772		14,157,744
	2021	331,858	(9)	8,511,467	—	—	95,172		8,938,497
________________________
(1)Amounts reflect the grant-date Black-Scholes value of the stock options granted to our named executive officers, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 18 of the consolidated financial statements included elsewhere in this report.
(2)Amounts reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 18 of the consolidated financial statements included elsewhere in this report.
(3)Amount reflects the cash award granted to Ms. Jenkins as part of our incentive mix program. 3/48ths of the cash award vested on the third calendar month following the date of grant, and 1/48th of the cash award granted vests on the first day of each calendar month thereafter, subject to continued employment.
(4)As of July 1, 2017, we ceased paying Mr. Ek a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek did not receive a bonus for fiscal years 2021, 2022, or 2023.
(5)For 2023, amount reflects $1,431,654 for personal security services. These 2023 dollar amounts are based on a currency translation of EUR 1.10 per dollar and SEK 10.08 per dollar as published by Reuters on December 31, 2023.
(6)Amount reflects $6,426 for home security services and $9,900 for matching contributions to the 401(k) plan.
(7)Amount reflects $22,917 for housing and relocation assistance and $64,833 for contributions to the Swedish retirement plan. These 2023 dollar amounts are based on a currency translation of SEK 10.08 per dollar as published by Reuters on December 31, 2023.
(8)Amount reflects $78,036 contributions to the Swedish retirement plan. These 2023 dollar amounts are based on a currency translation of SEK 10.08 per dollar as published by Reuters on December 31, 2023.
(9)Messrs. Söderström and Norström were each paid in Swedish krona in 2021, 2022, and 2023. The 2021 dollar amounts are based on a currency translation of SEK 9.04 per dollar as published by Reuters on December 31, 2021. The 2022 dollar amounts are based on a currency translation of SEK 9.60 per dollar as published by Reuters on December 31, 2022. The 2023 dollar amounts are based on a currency translation of SEK 10.08 per dollar as published by Reuters on December 31, 2023. The amounts include vacation pay received by Messrs. Söderström and Norström pursuant to Swedish standards. Additionally, for a portion of 2023, Mr. Norström was paid in British pound. The 2023 dollar amounts are based on a currency translation of GBP 0.79 per dollar as published by Reuters on December 31, 2023.
Grants of Plan-Based Awards in 2023
The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2023:

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stocks or Units (# shares)(1)	All Other Option Awards: Number of Securities Underlying Options (# shares)(1)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Daniel Ek	—	—		—	—	—	—
Paul Vogel	3/1/2023	—		36,860	—	—	4,319,992
Dustee Jenkins	3/1/2023	1,750,000	(3)	14,932	—	—	1,750,030
Alex Norström	3/1/2023	—		44,369	133,106	117.20	12,345,548
Gustav Söderström	3/1/2023	—		—	266,212	117.20	14,291,007
________________________
(1)All stock awards were issued under the Company’s Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A. and all option awards were issued under the Company’s Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A.
(2)Amounts of option awards reflect the grant-date Black-Scholes value of the stock options granted during 2023 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. Amounts of stock awards reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 18 of the consolidated financial statements included elsewhere in this report.
(3)Amount reflects the cash award granted to Ms. Jenkins as part of our incentive mix program. 3/48ths of the cash award vested on the third calendar month following the date of grant, and 1/48th of the cash award granted vests on the first day of each calendar month thereafter, subject to continued employment.

Outstanding Equity Awards at 2023 Fiscal Year-End
The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2023:

		Option Awards					Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)		Market Value of Ordinary Shares That Have Not Vested ($)(2)
Daniel Ek	—	—	—		—	—	—		—
Paul Vogel	3/1/2020	—	3,191	(1)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	798	(3)	149,952
	3/1/2021	17,119	4,669	(1)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	1,167	(3)	219,291
	3/1/2022	52,066	22,314	(1)	151.25	3/1/2027	—		—
	3/1/2023	—	—		—	—	6,912	(3)	1,298,834
Dustee Jenkins	3/1/2020	—	—		—	—	273	(3)	51,299
	9/1/2020	—	—		—	—	96	(3)	18,039
	3/1/2021	1,712	778	(1)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	584	(3)	109,739
	9/1/2021	1,062	826	(1)	238.38	9/1/2026	—		—
	9/1/2021	—	—		—	—	619	(3)	116,316
	3/1/2022	—	9,297	(1)	151.25	3/1/2027	—		—
	3/1/2022	—	—		—	—	6,973	(3)	1,310,296
	3/1/2023	—	—		—	—	12,132	(3)	2,279,724
Alex Norström	3/1/2020	82,045	5,470	(1)	137.12	3/1/2025	—		—
	3/1/2020	—	—		—	—	1,367	(3)	256,873
	3/1/2021	26,535	12,061	(1)	321.28	3/1/2026	—		—
	3/1/2021	—	—		—	—	3,015	(3)	566,549
	3/1/2022	42,810	55,041	(1)	151.25	3/1/2027	—		—
	3/1/2022	—	—		—	—	13,760	(3)	2,585,642
	3/1/2023	24,958	108,148	(1)	117.20	3/1/2028	—		—
	3/1/2023	—	—		—	—	36,049	(3)	6,773,968
Gustav Söderström	3/1/2020	185,968	12,398	(1)	137.12	3/1/2025	—		—
	3/1/2021	59,916	27,235	(1)	321.28	3/1/2026	—		—
	3/1/2022	115,703	148,760	(1)	151.25	3/1/2027	—		—
	3/1/2023	49,915	216,297	(1)	117.20	3/1/2028	—		—
________________________
(1)Of each option grant, 3/48ths of the total number of options granted vested on the first day of the third calendar month following the date of grant, and 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment.
(2)Values were calculated based on a $187.91 closing price of our ordinary shares, as reported on the New York Stock Exchange (the "NYSE") on December 31, 2023.
(3)Of each RSU grant, 3/48ths of such RSU grant vested on the first day of the third calendar month following the date of the grant and 1/48th of such RSU grant vests on the first day of each calendar month thereafter, subject to continued employment.

2023 Option Exercises and Stock Vested
The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2023:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Ordinary Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(2)
Daniel Ek	—	—	—		—
Paul Vogel	97,570	3,369,853	11,989	(3)	1,812,804
Dustee Jenkins	16,434	522,128	8,173	(4)	1,207,597
Alex Norström	284,423	3,974,528	22,318	(5)	3,322,605
Gustav Söderström	316,374	4,423,871	—		—
(1)Represents the difference between the market value per share of the shares acquired on exercise, as determined based on the closing price of our ordinary shares as reported on the NYSE on the date of exercise, and the exercise price of the option.
(2)Value realized is calculated based on the closing price of our ordinary shares as reported on the NYSE on the date of vesting.
(3)Includes 4,998 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Vogel related to the vesting of such RSUs.
(4)Includes 3,618 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Ms. Jenkins related to the vesting of such RSUs.
(5)Includes 11,205 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Norström related to the vesting of such RSUs.
Non-Employee Director Compensation
Similarly to our executive compensation decisions, the people experience and compensation committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group (as described above in “—Engagement of Compensation Consultant”). Our non-employee directors are also eligible to participate in our incentive mix program, which is intended to provide our non-employee directors with maximum flexibility and individual autonomy, by allowing our non-employee directors to have the ability to choose their own composition of long-term incentive awards each year. For further information on our incentive mix program, please see “—Long Term Incentives” above. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.
Each year, our people experience and compensation committee reviews and, if needed, recommends updates regarding non-employee director compensation to our board of directors. In addition, our equity program for our board of directors is subject to shareholder approval.
In 2023, each of our non-employee directors participated in the incentive mix program. None of our non-employee directors are party to a service contract with us that provides for any benefits upon termination of service. The following table shows the dollar amount of incentive compensation allocated to each non-employee director, as well as the allocations chosen by each such individual:

Name	Aggregate Long-Term Incentive Award Dollar Value ($)	2023 At-the-Money Stock Option Allocation	2023 Out-of-the-Money Stock Option Allocation	2023 RSU Allocation	2023 Cash Allocation ($)
Martin Lorentzon	340,000	6,627	—	—	—
Christopher Marshall	340,000	4,970	—	552	—
Barry McCarthy	340,000	6,627	—	—	—
Shishir Mehrotra	340,000	—	9,940	552	—
Heidi O’Neill	340,000	—	—	2,209	—
Ted Sarandos	340,000	6,627	—	—	—
Thomas Staggs	370,000	7,212	—	—	—
Mona Sutphen	340,000	—	—	2,209	—
Padmasree Warrior	340,000	1,657	—	—	255,000

2023 Director Compensation
The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2023:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Stock Options ($)(3)	Total ($)(4)
Martin Lorentzon	—	—	446,964	446,964
Christopher Marshall	—	84,964	335,203	420,167
Barry McCarthy	—	84,964	539,080	624,044
Shishir Mehrotra	—	—	446,964	446,964
Heidi O’Neill	—	340,009	—	340,009
Ted Sarandos	—	—	446,964	446,964
Thomas Staggs	—	—	486,426	486,426
Mona Sutphen	—	340,009	—	340,009
Padmasree Warrior	255,000	—	111,754	366,754
________________________
(1)Mr. Ek serves on our board of directors. His compensation is fully reflected in the Summary Compensation Table. Cristina Stenbeck served on our board of directors until March 29, 2023 and Ms. Stenbeck did not receive any compensation for service as a director during 2023.
(2)Amounts reflect the grant-date fair value of the RSUs granted computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made in “Operating and Financial Review and Prospects” and in Note 18 of the consolidated financial statements included elsewhere in this report.
(3)Amounts reflect the aggregate grant-date Black-Scholes value of the stock options granted during 2023 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made in “Operating and Financial Review and Prospects” and in Note 18 of the consolidated financial statements included elsewhere in this report.
(4)The table below shows the aggregate numbers of stock awards and stock options held as of December 31, 2023 by each non-employee director who was serving as of December 31, 2023.

Name	Restricted Stock Units Outstanding at Fiscal Year End	Stock Options Outstanding at Fiscal Year End
Martin Lorentzon	—	71,884
Christopher Marshall	552	44,129
Barry McCarthy	—	39,350
Shishir Mehrotra	669	70,547
Heidi O’Neill	5,642	2,325
Ted Sarandos	235	42,027
Thomas Staggs	—	47,904
Mona Sutphen	2,209	28,142
Padmasree Warrior	1,130	12,881

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
The following table sets forth, as of December 31, 2023 (except where noted), the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner of more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of December 31, 2023, the registrar and transfer agent for our Company reported that 162,752,342 of our ordinary shares were held by 422 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States. Our beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights; however, each beneficiary certificate entitles its holder to one vote.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of December 31, 2023. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options, warrants, and RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 197,143,389 total ordinary shares and 343,841,690 total beneficiary certificates outstanding as of December 31, 2023.

	Ordinary Shares		Beneficiary Certificates(5)		Percent of Total Voting Power
Name	Number	Percent	Number	Percent
Daniel Ek(1)(6)	30,856,376	15.6%	134,244,070	39.0%	30.5%
Martin Lorentzon(2)	21,528,184	10.9%	209,597,620	61.0%	42.7%
Baillie Gifford & Co(3)	23,657,094	12.0%	—	—	4.4%
Tencent(4)	16,631,969	8.4%	—	—	—	(6)
________________________
(1)Includes 13,424,407 ordinary shares that are held by D.G.E. Investments. Also includes 800,000 ordinary shares issuable pursuant to warrants that are held of record by D.G.E. Investments that are exercisable or settled within 60 days of December 31, 2023. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding and D.G.E. Investments is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.
(2)Includes 21,469,762 ordinary shares held by Rosello. Also includes 52.039 ordinary shares issuable pursuant to options that are held of record by Mr. Lorentzon that are exercisable within 60 days of December 31, 2023. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Based on information reported on Schedule 13G/A, as filed by Baillie Gifford & Co (Scottish partnership) (“Baillie Gifford”) with the SEC on January 26, 2024, Baillie Gifford has the following powers with respect to our ordinary shares: (i) sole voting power: 17,522,563; (ii) shared voting power: 0; (c) sole dispositive power: 23,657,094; and (iv) shared dispositive power: 0. The business address for Baillie Gifford is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, U.K.
(4)Includes 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, 3,227,920 ordinary shares held of record by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited received in connection with a distribution in kind of the Company’s ordinary shares by a fund in which an affiliate of Distribution Pool Limited is a limited partner. Tencent is also the majority equity holder of TME, which is the sole shareholder of TME Hong Kong. Each of Image Frame, Tencent Mobility Limited, and Distribution Pool Limited is wholly owned by Tencent Holdings Limited ("Tencent"). As such, Tencent may be deemed to share beneficial ownership of the ordinary shares held of record by each of TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. The address for Tencent is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(5)Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 343,841,690 beneficiary certificates outstanding as of December 31, 2023. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Item 10.B. Memorandum and Articles of Association.”
(6)Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.
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

Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants” and Note 26 to the consolidated financial statements included elsewhere in this report for a description of the transactions relating to the warrants purchased by Mr. Ek.
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
Legal or arbitration proceedings
Refer to Notes 22 and 25 of the consolidated financial statements included elsewhere in this report for information regarding provisions made for legal proceedings.
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
Under Luxembourg law, at least 5% of Spotify Technology S.A.’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution.
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
See Exhibit 2.1 to this Annual Report on Form 20-F for more information.
C. Material Contracts
The following is a summary of a material agreement, other than material agreements entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this report:
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
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18.19% in 2023 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the Company is located (6.75% in the City of Luxembourg in 2023). The maximum aggregate CIT and MBT rate consequently amounts to 24.94% in 2023 for companies located in the City of Luxembourg.
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
A minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities, and cash at bank exceeds 90% of their total balance sheet and €350,000, the MNWT is set at €4,815. For all other companies having their statutory seat or central administration in Luxembourg, which do not fall within the scope of the €4,815 MNWT, the MNWT ranges from €535 to €32,100, depending on the company’s total balance sheet.
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
Capital gains realized on the disposal of our ordinary shares by resident individual holders of our ordinary shares, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if our ordinary shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual holder of our ordinary shares holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company whose ordinary shares are being disposed of. A holder of our ordinary shares is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.
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
Income Tax—Luxembourg Non-Resident Holders
Non-resident holders of our ordinary shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our ordinary shares except capital gains realized on (i) a substantial participation before the acquisition or within the first six months of the acquisition thereof, or (ii) a substantial participation more than six months after the acquisition thereof by a holder of our ordinary shares who has been a former Luxembourg resident for more than 15 years and has become a non-resident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company whose ordinary shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period).
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
Dividends
Subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a U.S. Holder with respect to our ordinary shares generally will be included in the U.S. Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is, in fact, converted into U.S. dollars at that time.
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

Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long term investments. Refer to Part I. “Item 3.D. Risk Factors” in this document for further discussion.
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
The table below shows the immediate impact on net income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2023. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2023	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Increase)/decrease in loss before tax	(16)	(20)	60
Translation exposure sensitivity
The impact on our equity would be approximately €127 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2023.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Our exposure to interest rate risk is related to our interest-bearing assets, including our cash and cash equivalents and our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €40 million for the year ended December 31, 2023.
Share price risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes, outstanding warrants, and accrual for social costs on outstanding share-based compensation awards.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,197 million to €1,210 million at December 31, 2023.

A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €2 million to €6 million at December 31, 2023.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a change in the accrual for social costs on outstanding share-based compensation awards ranging from €17 million to €18 million, respectively, at December 31, 2023.
Investment risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €1,039 million to €1,270 million at December 31, 2023.
Inflation risk
Inflationary factors, such as increases in costs, may adversely affect our results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for our Premium Service or sale of advertisements. Our inability or failure to do so could harm our business, operating results, and financial condition.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young AB, an independent registered public accounting firm, as stated in their report that is included herein.
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
D. Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Thomas Staggs is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of our directors, officers, employees, consultants, and others working on our behalf, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Spotify Code of Conduct and Ethics is available on our website at investors.spotify.com. We did not grant any waivers to the Spotify Code of Conduct and Ethics during the year ended December 31, 2023.
Item 16C. Principal Accountant Fees and Services
Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2023 and 2022, respectively. The following table summarizes the charge for professional fees rendered in those periods:

	2023	2022
	(in € thousands)
Audit fees	7,026	6,224
Audit-related fees	605	520
Tax fees	—	4
All other fees	—	—
Total	7,631	6,748
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
All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2023 and 2022 were pre-approved by the Audit Committee.
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

2023	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(7)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	—		$—		—	$895,551,413
February	—		$—		—	$895,551,413
March	—		$—		—	$895,551,413
April	700,000	(1)	$—	(1)	—	$895,551,413
May	—		$—		—	$895,551,413
June	—		$—		—	$895,551,413
July	500,000	(2)	$—	(2)	—	$895,551,413
August	—		$—		—	$895,551,413
September	400,000	(3)	—	(3)	—	$895,551,413
October	—		$—		—	$895,551,413
November	1,000,000	(4)	$—	(4)	—	$895,551,413
December 1, 2023 - December 15, 2023	1,550,000	(5)	$—	(5)	—	$895,551,413
December 16, 2023 - December 31, 2023	300,000	(6)	$—	(6)	—	$895,551,413
Total	4,450,000		—		—	895,551,413
(1)On April 25, 2023, the Company issued 700,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans. Price paid per share is equal to the USD equivalent of par value, or $0.000686 per share, as of the date of purchase.
(2)On July 24, 2023, the Company issued 500,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans. Price paid per share is equal to the USD equivalent of par value, or $0.000691 per share, as of the date of purchase.
(3)On September 22, 2023, the Company issued 400,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans. Price paid per share is equal to the USD equivalent of par value, or $0.000666 per share, as of the date of purchase.
(4)On November 22, 2023, the Company issued 1,000,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company's stock option and RSU plans. Price paid per share is equal to the USD equivalent of par value, or $0.000680 per share, as of the date of purchase.
(5)On December 5, 2023, the Company issued 1,550,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company's stock option and RSU plans. Price paid per share is equal to the USD equivalent of par value, or $0.000675 per share, as of the date of purchase.
(6)On December 22, 2023, the Company issued 300,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company's stock option and RSU plans. Price paid per share is equal to the USD equivalent of par value, or $0.000688 per share, as of the date of purchase.

(7)This column includes all the shares repurchased as a part of the repurchase program announced on August 20, 2021, as further described above. See Note 17 to our consolidated financial statements included in this report for additional details. As of December 31, 2023, we had repurchased a total of approximately $104 million under the share repurchase program.
As of December 31, 2023, the maximum value of shares that may yet be purchased under the share repurchase program announced on August 20, 2021 is approximately €811 million, translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on December 31, 2023.
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
Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a people experience and compensation committee composed of four members, and we believe three of the committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16K. Cybersecurity
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical systems and information. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques, including a bug bounty program, in order to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents.
Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies and reporting channels that apply across the enterprise risk management program to other risk areas. Our Internal Audit & Risk team is principally responsible for facilitating our enterprise risk management program, in consultation with multiple functions at Spotify and reporting to the Audit Committee.
Our cybersecurity risk management program includes:
•an Information Security Policy that articulates our information security practices and procedures to maintain confidence in our business and to protect the confidentiality, integrity, and availability of the information we handle;
•a dedicated Head of Security responsible for executing on relevant internal and external requirements and identifying appropriate technical and organizational measures to deliver information security in compliance with those requirements (in consultation with our Data Protection Officer who is responsible for advising on legal obligations with regard to personal data privacy);
•a Security Risk & Control team, led by Head of Security, principally responsible for driving our cybersecurity risk assessment processes, including a formal information security risk assessment on an at least annual basis; our security controls framework and risk remediation and prioritizations; and risk awareness or education programs for employees relating to cybersecurity;
•the use of both internal and external resources, such as assessors, consultants, and auditors, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;
•an external audit of our systems and environments in scope for Payment Card Industry Data Security Standards, including an external penetration test, on an annual basis;
•cybersecurity training of our incident response personnel and senior management;
•a cybersecurity incident response plan that includes procedures for assessing, responding to, remediating, resolving, and conducting post-analysis of cybersecurity incidents;
•a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and
•contractual obligations on third-party vendors to report security incidents, risk identification, or other security-related issues promptly to designated contact personnel at Spotify.
We and certain of our third-party service providers have been subject to cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to experience cyberattacks and security incidents in the future. See “Item 3.D. Risk Factors—Risks Related to Our Operations—Failure to maintain the integrity of our technology infrastructure and systems or the security of confidential information could result in civil liability, statutory fines, regulatory enforcement, and the loss of confidence in us by our users, advertisers, content providers, and other business partners, all of which could harm our business” and “—Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.”
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of our cybersecurity and data protection program.
The Audit Committee receives quarterly updates from management on our cybersecurity and data protection programs, including related trends or metrics. The Audit Committee also receives annual updates from our Head of Security and our Data Protection Officer regarding the state of our cybersecurity and data protection programs, including key issues, priorities, and challenges.
In addition to any reports from the Audit Committee to the full board regarding cybersecurity, management informs and updates the full board about any significant cybersecurity incidents. The full board also receives briefings from management on key components of our programs and any pressing risk or compliance matters.
Our management team, including the Head of Security, is responsible for assessing and managing material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Head of Security has over 20 years of experience in executive leadership across multiple industries in the areas of information security, digital transformation, and enterprise risk management.
Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

4.10
Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.11
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

4.13
Terms and Conditions Governing Director Stock Options 2021/2026 in Spotify Technology S.A., dated April 21, 2021 (filed as Exhibit 99.1 to Spotify Technology S.A.'s Form S-8 filed on April 28, 2021, File No. 333-255574, and incorporated herein by reference).

4.14
Terms and Conditions Governing Director Stock Options 2020/2025 in Spotify Technology S.A., dated April 22, 2020 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2020, File No. 333-237908, and incorporated herein by reference).

4.15
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

4.19
Terms and Conditions Governing Consultant Stock Options 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.3 to Spotify Technology S.A.'s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.20
Terms and Conditions Governing Consultant Stock Options 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.31 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.21
First Amendment to Terms and Conditions Governing Consultant Stock Options 2020/2025 and Terms and Conditions Governing Consultant Restricted Stock Units 2020/2025 in Spotify Technology S.A., December 2, 2020 (filed as Exhibit 4.32 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference.

4.22
Terms and Conditions Governing Stock Options for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.3 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.23
Terms and Conditions Governing Consultant Restricted Stock Units 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.4 to Spotify Technology S.A.'s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.24
Terms and Conditions Governing Consultant Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.34 to Spotify Technology S.A.'s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.25
Terms and Conditions Governing Restricted Stock Units for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.4 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

8.1	List of Subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

13.2*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

15.1	Consent of Ernst & Young AB.

97.1	Spotify Technology S.A. Clawback Policy

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document Section 1350

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spotify Technology S.A.

	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer

Date: February 8, 2024
***

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Spotify Technology S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Spotify Technology S.A. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 8, 2024 expressed an unqualified opinion thereon.

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

Royalty Costs

Description of the Matter
As explained in Note 2 of the consolidated financial statements, cost of revenue consists predominantly of royalty and distribution costs related to content streaming.
Royalties are typically calculated monthly using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of royalty cost is subject to a number of variables including the revenue recognized, type of content, country, product tier, license holder, size of user base, ratio of Ad-Supported Users to Premium Subscribers, and any applicable advertising fees and discounts, among others.

The Company’s royalty cost process utilizes complex proprietary systems for the initiation, processing and recording of a significant volume of data. Auditing the royalty cost process and related inputs and variables required significant audit effort.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to determine royalty costs. For example, we tested controls specific to the calculation of royalties, inputs, variables, and IT systems.

To test the Company’s royalty costs, our audit procedures included recalculating royalty cost amounts, testing the completeness and accuracy of the underlying calculation inputs and variables, and comparing royalty rates to license agreements.

/s/ Ernst & Young AB
We have served as the Company’s auditor since 2015.
Stockholm, Sweden
February 8, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Spotify Technology S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Spotify Technology S.A.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Spotify Technology S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 8, 2024 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young AB
Stockholm, Sweden
February 8, 2024

Consolidated statement of operations
for the year ended December 31
(in € millions, except share and per share data)

	Note	2023	2022	2021
Revenue	4	13,247	11,727	9,668
Cost of revenue		9,850	8,801	7,077
Gross profit		3,397	2,926	2,591
Research and development		1,725	1,387	912
Sales and marketing		1,533	1,572	1,135
General and administrative		585	626	450
		3,843	3,585	2,497
Operating (loss)/income		(446)	(659)	94
Finance income	8	161	421	246
Finance costs	8	(220)	(132)	(91)
Finance (costs)/income - net		(59)	289	155
(Loss)/income before tax		(505)	(370)	249
Income tax expense	9	27	60	283
Net loss attributable to owners of the parent		(532)	(430)	(34)
Loss per share attributable to owners of the parent
Basic	10	(2.73)	(2.23)	(0.18)
Diluted	10	(2.73)	(2.93)	(1.03)
Weighted-average ordinary shares outstanding
Basic	10	194,732,304	192,934,862	191,298,397
Diluted	10	194,732,304	195,846,362	193,943,455
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss
for the year ended December 31
(in € millions)

	Note	2023	2022	2021
Net loss attributable to owners of the parent		(532)	(430)	(34)
Other comprehensive income/(loss)
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	17, 23	14	(15)	(8)
Change in net unrealized gain or loss on cash flow hedging instruments	17, 23	(13)	14	(1)
Change in foreign currency translation adjustment	17	(37)	83	71
Items not to be subsequently reclassified to consolidated statement of operations (net of tax):
Gains/(losses) in the fair value of long term investments	17, 23	60	190	(981)
Change in fair value of Exchangeable Notes attributable to changes in credit risk	19, 23	(10)	3	—
Other comprehensive income/(loss) for the year (net of tax)		14	275	(919)
Total comprehensive loss for the year attributable to owners of the parent		(518)	(155)	(953)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position
As at December 31
(in € millions)

	Note	2023	2022
Assets
Non-current assets
Lease right-of-use assets	11	300	417
Property and equipment	12	247	348
Goodwill	13	1,137	1,168
Intangible assets	13	84	127
Long term investments	23	1,215	1,138
Restricted cash and other non-current assets	14	75	78
Deferred tax assets	9	28	8
		3,086	3,284
Current assets
Trade and other receivables	15	858	690
Income tax receivable	9	20	5
Short term investments	23	1,100	867
Cash and cash equivalents	23	3,114	2,483
Other current assets	16	168	307
		5,260	4,352
Total assets		8,346	7,636
Equity and liabilities
Equity
Share capital	17	—	—
Other paid in capital	17	5,155	4,789
Treasury shares	17	(262)	(262)
Other reserves	17	1,812	1,521
Accumulated deficit		(4,182)	(3,647)
Equity attributable to owners of the parent		2,523	2,401
Non-current liabilities
Exchangeable Notes	19, 23	1,203	1,128
Lease liabilities	11	493	555
Accrued expenses and other liabilities	21	26	28
Provisions	22	3	3
Deferred tax liabilities	9	8	5
		1,733	1,719
Current liabilities
Trade and other payables	20	978	845
Income tax payable	9	12	11
Deferred revenue	4	622	520
Accrued expenses and other liabilities	21	2,440	2,093
Provisions	22	21	26
Derivative liabilities	23	17	21
		4,090	3,516
Total liabilities		5,823	5,235
Total equity and liabilities		8,346	7,636
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(in € millions, except share data)

	Note	Number of ordinary shares outstanding	Share capital	Treasury shares	Other paid in capital	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2021		190,212,847	—	(175)	4,583	1,687	(3,290)	2,805
Loss for the year		—	—	—	—	—	(34)	(34)
Other comprehensive loss		—	—	—	—	(919)	—	(919)
Reclassification of gain on sale of long term investments	17	—	—	—	—	(134)	134	—
Reclassification of tax effect of gain on sale of long term investments	17	—	—	—	—	30	(30)	—
Issuance of ordinary shares	26	2,000,000	—	—	—	—	—	—
Repurchases of ordinary shares	17	(2,458,234)	—	(89)	—	—	—	(89)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	17	2,397,198	—	4	163	—	—	167
Restricted stock units withheld for employee taxes		—	—	—	—	(54)	—	(54)
Share-based compensation	18	—	—	—	—	222	—	222
Income tax impact associated with share-based compensation	9	—	—	—	—	21	—	21
Balance at December 31, 2021		192,151,811	—	(260)	4,746	853	(3,220)	2,119
Loss for the year		—	—	—	—	—	(430)	(430)
Other comprehensive income		—	—	—	—	275	—	275
Reclassification of gain on sale of long term investments, net of tax	17	—	—	—	—	(3)	3	—
Issuance of ordinary shares	26	1,243,901	—	—	—	—	—	—
Repurchases of ordinary shares	17	(1,209,040)	—	(2)	—	—	—	(2)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	17	1,106,597	—	—	43	—	—	43
Restricted stock units withheld for employee taxes		—	—	—	—	(40)	—	(40)
Share-based compensation	18	—	—	—	—	385	—	385
Income tax impact associated with share-based compensation	9	—	—	—	—	51	—	51
Balance at December 31, 2022		193,293,269	—	(262)	4,789	1,521	(3,647)	2,401
Loss for the year		—	—	—	—	—	(532)	(532)
Other comprehensive income		—	—	—	—	14	—	14
Reclassification of loss on sale of long term investments, net of tax	17	—	—	—	—	3	(3)	—
Issuance of ordinary shares	26	4,484,819	—	—	—	—	—	—
Repurchases of ordinary shares	17	(4,450,000)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	17	3,815,301	—	—	366	—	—	366
Restricted stock units withheld for employee taxes		—	—	—	—	(71)	—	(71)
Share-based compensation	18	—	—	—	—	322	—	322
Income tax impact associated with share-based compensation	9	—	—	—	—	23	—	23
Balance at December 31, 2023		197,143,389	—	(262)	5,155	1,812	(4,182)	2,523
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
for the year ended December 31
(in € millions)

	Note	2023	2022	2021
Operating activities
Net loss		(532)	(430)	(34)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment and lease right-of-use assets	11, 12	110	118	94
Amortization of intangible assets	13	48	53	33
Excess and obsolete reserve		—	14	—
Impairment charges on real estate assets	11, 12	123	—	—
Write-off of content assets	16	29	—	—
Share-based compensation expense	18	321	381	223
Finance income	8	(161)	(421)	(246)
Finance costs	8	220	132	91
Income tax expense	9	27	60	283
Other		1	7	6
Changes in working capital:
Increase in trade receivables and other assets		(145)	(84)	(245)
Increase in trade and other liabilities		501	226	137
Increase in deferred revenue		113	52	67
(Decrease)/increase in provisions		(5)	(3)	5
Interest paid on lease liabilities		(38)	(53)	(50)
Interest received		111	37	3
Income tax paid		(43)	(43)	(6)
Net cash flows from operating activities		680	46	361
Investing activities
Business combinations, net of cash acquired	5	—	(295)	(103)
Payment of deferred consideration pertaining to business combinations		(7)	(11)	(12)
Purchases of property and equipment	12	(6)	(25)	(85)
Purchases of short term investments	23	(1,590)	(457)	(497)
Sales and maturities of short term investments	23	1,379	368	375
Sales of long term investments	23	—	—	144
Change in restricted cash	14	4	—	1
Other		3	(3)	(10)
Net cash flows used in investing activities		(217)	(423)	(187)
Financing activities
Payments of lease liabilities	11	(66)	(43)	(35)
Lease incentives received	11	2	2	7
Repurchases of ordinary shares	17	—	(2)	(89)
Proceeds from exercise of stock options	18	366	43	167
Proceeds from issuance of warrants	23	—	—	31
Proceeds from issuance of Exchangeable Notes, net of costs	23	—	—	1,223
Payments for employee taxes withheld from restricted stock unit releases	18	(68)	(40)	(54)
Net cash flows from/(used in) financing activities		234	(40)	1,250
Net increase/(decrease) in cash and cash equivalents		697	(417)	1,424
Cash and cash equivalents at January 1	23	2,483	2,744	1,151
Net foreign exchange (losses)/gains on cash and cash equivalents		(66)	156	169
Cash and cash equivalents at December 31	23	3,114	2,483	2,744
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	5	—	—	9
Recognition of lease right-of-use asset in exchange for lease liabilities	11	22	20	23
Purchases of property and equipment in trade and other liabilities	12	6	5	13
Employee taxes withheld from restricted stock unit releases in trade and other liabilities	18	3	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2023 consolidated financial statements
1.    Corporate information
Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 5, place de la Gare L-1616, Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the “Group,” "we," "us," or "our") is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to its catalog of audiobooks. The Premium Service offers a music listening experience without commercial breaks. The Group’s ad-supported service (“Ad-Supported Service” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.    Summary of material accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented, unless otherwise stated.
(a)Basis of preparation
The consolidated financial statements of Spotify Technology S.A. comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and have been prepared on a historical cost basis, except for short term investments, long term investments, Exchangeable Senior Notes (the "Exchangeable Notes"), and derivative financial instruments, which have been measured at fair value, and lease liabilities, which are measured at present value.
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
(d)Revenue recognition
Premium revenue
The Group generates subscription revenue through the sale of the Premium Service in which customers can listen on-demand and offline. The Premium Service is primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Typically, the Premium Service is paid for on a monthly basis in advance. The Group satisfies its performance obligation to provide Premium streaming services, and revenue from these services is recognized, on a straight-line basis over the subscription period.
Sometimes the Group bundles the Premium Service with other services and products. Additionally, in certain markets the specified monthly allocation of audiobook access within the Premium Service is considered to be a separate performance obligation to the customer. In arrangements where the Group has multiple performance obligations to the customer, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers; but where stand-alone selling prices are not directly observable, estimation techniques are used. In the markets where the Group offers audiobook listening time as part of the Premium subscription, the Group satisfies its performance obligation to provide a monthly entitlement to specified hours of audiobook content as these hours are consumed and recognize revenue over time using an output method based on the proportion of hours consumed. Additionally, the Group estimates how many hours of audiobook content will not be used by eligible Premium Subscribers and recognizes the revenue attributable to the unexercised rights in proportion to the pattern of audiobook consumption. For other bundles, revenue is recognized either on a straight-line basis over the subscription period or at a point in time when control of the service or product is transferred to the customer.
Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. Payment is remitted to the Group through the premium partner. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, generally have one material performance obligation, which is the delivery of the Premium Service.
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
(g)Cost of revenue
Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. The Group incurs royalty costs paid to record labels, music publishers, and other rights holders for the right to stream content to the Group’s users. Royalties are typically calculated monthly using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability requires complex IT systems and a significant volume of data and is subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Users to Premium Subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In such situations, royalties are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions, and therefore, estimates of the royalties payable are made until payments are made. The Group has certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements, for which the Group cannot reliably predict the underlying expense, the Group will expense the minimum guarantee on a straight-line basis over the term of the arrangement. The Group also has certain royalty arrangements where the Group would have to make additional payments if the royalty rates were below those paid to other similar licensors (most favored nation clauses). For rights holders with this clause, a comparison is done of royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payables to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that the Group will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. In certain contracts, payments to rights holders can be due based on uncertain future events which might not be resolved for several months. Where this is the case, the Group recognizes this expense only if and when the uncertainty is resolved. Additionally, cost of revenue includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as the amortization of podcast content assets.
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
(i)Sales and marketing expenses
Sales and marketing expenses primarily comprise employee compensation and benefits, sponsorships, public relations, branding, consulting expenses, customer acquisition costs, advertising, live events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, artists, podcasters, and audiobook publishers to promote the availability of new releases on the Group’s platform, and the costs of providing free trials. Expenses included in the costs of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

(j)General and administrative expenses
General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors' and officers’ liability insurance, and director fees.
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
(ii)Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable profit or loss, and does not give rise to equal taxable and deductible temporary differences;
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
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of these assets. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary. See Note 11 for further information.
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
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and 10 years.
As of December 31, 2023, the Group has not acted in the capacity of a lessor.
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
(p)Impairment of non-financial assets
Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of operations consistent with the function of the assets, for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period. For more information on impairment of non-financial assets, including real estate assets, refer to Note 11 and 12.
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
(ii)Financial liabilities
Initial recognition and measurement
The Group’s financial liabilities are comprised of trade and other payables, lease liabilities, Exchangeable Notes, derivative liabilities (warrants and instruments designated for hedging), and other liabilities. All financial liabilities except lease liabilities are recognized initially at fair value.
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
(r)Podcast content assets
The Group incurs costs to acquire, license, produce or commission podcasts for inclusion on the Service, with some titles distributed more broadly. We recognize podcast content assets as current assets in the consolidated statement of financial position and related cash flows are presented as operating cash flows. Fees, including license fees, and the direct costs of production including employee compensation and production overheads, external production services and participation minimum guarantees are capitalized. We often enter into multi-year commitments, however, the period between payments and receipt of content is typically less than a year and no borrowing costs are included in direct costs. All podcast content costs are recorded in the Ad-Supported segment.
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
(s)Cash and cash equivalents and restricted cash
Cash and cash equivalents comprise cash on deposit at banks and on hand and highly liquid investments including money market funds with maturities of three months or less at the date of purchase that are not subject to restrictions. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in the consolidated statement of operations. See Note 23.
Cash deposits that have restrictions governing their use are classified as restricted cash, current or non-current, based on the remaining length of the restriction. See Note 14.

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
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no material modifications to any share-based compensation transactions during 2023, 2022, and 2021.
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
The assumptions and models used for estimating fair value for share-based compensation transactions are disclosed in Note 18.
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
New and amended standards and interpretations adopted by the Group
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
On January 1, 2023, the Group adopted the amendment to IAS 12 Income Taxes ("IAS 12 Amendment") which requires recognition of deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This amendment applies to differences associated with right-of-use assets, lease liabilities and decommissioning obligations. This amendment is applied to transactions that occurred on or after the beginning of the earliest comparative period presented. The adoption of the IAS 12 Amendment did not have a material impact on the consolidated financial statements.
International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. The legislation will be effective for the Group’s financial year beginning January 1, 2024. The rules will impose a minimum 15% effective tax rate, based on the OECD’s Pillar Two Model Rules, applicable in each jurisdiction in which the Group operates. In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing deferred taxes relating to Pillar Two. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.
Disclosure of Accounting Policies – Amendments to IAS 1
On January 1, 2023, the Group adopted the amendment to IAS 1 ("IAS 1 Amendment") which provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The adoption of IAS 1 Amendment did not have a material impact on the accounting policy disclosures in the consolidated financial statements.
There are no other new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective as of January 1, 2023 that have a material impact to the consolidated financial statements.
New standards and interpretations issued not yet effective
Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis. The amendments will require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes. Adoption of this amendment would not result in the reclassification of the Exchangeable Notes as a current liability at any reporting date, from the inception of the Exchangeable Notes to December 31, 2023, as the exchange conditions had not been met.

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
The areas where assumptions and estimates are significant to the consolidated financial statements are:
(i)Revenue Recognition: Multiple Performance Obligations - The Group's contracts with customers for the Premium Service in select markets include promises to transfer more than one service. The Group assesses the services promised in a contract and identifies distinct performance obligations. In such arrangements, the transaction price is allocated between the obligations according to their relative stand-alone selling prices; where stand-alone selling prices are not directly observable, estimation techniques are used. See Note 2.
(ii)Share-based compensation - The Group measures the cost of equity-settled transactions with employees and directors by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 18. The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is based on an analysis of actual forfeitures.
(iii)Deferred taxes - The Group has recognized deferred tax assets for tax loss carry-forwards, tax credits and deductible temporary differences. The Group also has significant unrecognized deferred tax assets. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 9.
(iv)Goodwill impairment - In accordance with the accounting policy described in Note 2, the Group annually performs an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 13.
(v)Content - The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In certain jurisdictions, rights holders have several years to claim royalties for musical composition, and therefore, estimates of the royalty accruals are based on available information and historical trends. The determination of royalty accruals requires complex IT systems and a significant volume of data, as well as significant judgements, assumptions, and estimates of the amounts to be paid. See Note 21. Additionally, the economic life and expected amortization profile of podcast content assets is estimated by management based on historical listening patterns and is evaluated on an ongoing basis. See Note 2 and Note 16.
(vi)Provisions - Management makes significant assumptions and estimates when determining the amounts to record for provision for legal contingencies. See Note 22.
(vii)Business combinations - In business combinations, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identified assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets. See Note 5.
(viii)Leases - As most of the Group's lease agreements do not provide an implicit rate of return, the Group uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. The Group's incremental borrowing rate is determined based on estimates and judgments, including the credit rating of the Group's leasing entities and a credit spread. See Note 2 and Note 11.

(ix)Impairment of real estate assets - Management makes significant assumptions and estimates when determining the non-cash impairment charges for our real estate assets, which include lease right-of-use assets, leasehold improvements and property and equipment. See Note 11 and Note 12.
(x)Exchangeable Notes and warrants - the fair value of the Group's Exchangeable Notes and warrants are estimated using valuation techniques and inputs based on management's judgment and conditions that exist at each reporting date. See Note 23.
(xi)Uncertain tax positions - In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made. See Note 9.
4.    Revenue recognition
Revenue from contracts with customers
(i)Disaggregated revenue
The Group discloses revenue by reportable segment and geographic area in Note 24.
(ii)Performance obligations
The Group discloses its policies for how it identifies, satisfies, and recognizes its performance obligations associated with its contracts with customers in Note 2.
(iii)Contract liabilities
The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed, and therefore, the revenue has not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2023 and 2022, the Group had deferred revenue of €622 million and €520 million, respectively. The increase in deferred revenue in 2023 is primarily a result of an increase in the number of Premium Subscribers as well as price increases. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period of up to a year.
Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2023, 2022, and 2021 is €504 million, €448 million, and €372 million, respectively.
5.    Business combinations
The following sections describe the Group’s material acquisitions during the year ended December 31, 2022. There were no acquisitions during the year ended December 31, 2023.
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
The fair value of the purchase consideration was €117 million in cash, paid at closing. The acquisition was accounted for under the acquisition method. The purchase price allocation to assets acquired and liabilities assumed in the acquisition are as follows:

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
The amount for business combinations, net of cash acquired, within the consolidated statement of cash flows for the year ended December 31, 2022 includes €11 million of investing cash outflows for deferred consideration of previous business combinations.
6.    Personnel expenses

	2023	2022	2021
	(in € millions, except employee data)
Wages and salaries	1,558	1,233	860
Social costs and payroll taxes	254	85	85
Contributions to retirement plans	55	51	40
Share-based compensation	321	381	223
Other employee benefits	157	150	124
Total	2,345	1,900	1,332
Average full-time employees	9,123	8,359	6,617
On January 23, 2023, the Company announced a reorganization to streamline our organizational structure and reduce our operating costs. As part of such reorganization, we reduced our employee base by approximately 6% across the Company. Additionally, during the second fiscal quarter of 2023, we executed a strategic realignment and reorganization plan focusing on podcast operations and rationalizing our content portfolio. On December 4, 2023, the Company announced a reduction in force, through which our employee base was reduced by approximately 17%. In connection with these reorganizations, during the year ended December 31, 2023, we recognized charges of €212 million for employee severance. These charges are included within the consolidated statement of operations as follows:

Twelve months ended December 31, 2023

Cost of revenue	15
Research and development	119
Sales and marketing	44
General and administrative	34
Total	212
7.    Auditor remuneration

	2023	2022	2021
	(in € millions)
Auditor fees	8	7	6

8.    Finance income and costs

	2023	2022	2021
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 23)	5	71	53
Fair value movements on Exchangeable Notes (Note 23)	—	159	117
Interest income	131	47	11
Other financial income	11	13	6
Foreign exchange gains	14	131	59
Total	161	421	246
Finance costs
Fair value movements on derivative liabilities (Note 23)	(7)	—	(5)
Fair value movements on Exchangeable Notes (Note 23)	(98)	(15)	(5)
Interest expense on lease liabilities	(38)	(41)	(40)
Interest, bank fees and other costs	(11)	(17)	(11)
Transaction costs in relation to issuance of Exchangeable Notes	—	—	(18)
Foreign exchange losses	(66)	(59)	(12)
Total	(220)	(132)	(91)
9.    Income tax
An analysis of the Group’s Income tax expense for periods presented is set out below:

	2023	2022	2021
	(in € millions)
Current tax expense
Current year	61	82	37
Changes in estimates in respect to prior year	(9)	13	2
	52	95	39
Deferred tax (benefit)/expense
Temporary differences	(115)	(158)	5
Change in recognition of deferred tax	92	124	241
Change in tax rates	(1)	—	(1)
Changes in estimates in respect to prior years	(1)	(1)	(1)
	(25)	(35)	244
Income tax expense	27	60	283
For the years ended December 31, 2023, 2022, and 2021, the Group recorded an income tax expense/(benefit) of €13 million, €26 million, and €(268) million, respectively, in other comprehensive income/(loss) related to components of other comprehensive income/(loss).
In 2023, the Group recognized current income tax expense of €1 million related to reversals of uncertain tax positions and has cumulatively recorded liabilities of €8 million for uncertain tax positions at December 31, 2023, none of which are reasonably expected to be resolved within 12 months. Interest and penalties included in income tax expense were not material in any of the periods presented.

A reconciliation between the Income tax expense for the year, and the theoretical tax expense that would arise when applying the statutory tax rate in Luxembourg of 24.94% to the consolidated loss before tax for each of the years ended December 31, 2023, 2022, and 2021 is shown in the table below:

	2023	2022	2021
	(in € millions)
(Loss)/income before tax	(505)	(370)	249
Tax using the Luxembourg tax rate	(126)	(93)	62
Effect of tax rates in foreign jurisdictions	1	(11)	1
Permanent differences	69	23	(35)
Change in unrecognized deferred taxes	92	124	239
Adjustments in respect of previous years	(10)	12	1
Foreign withholding taxes	2	2	12
Other	(1)	3	3
Income tax expense	27	60	283
The Group will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.
The major components of deferred tax assets and liabilities are comprised of the following:

	2023	2022
	(in € millions)
Intangible assets	(52)	(50)
Share-based compensation	14	18
Tax losses carried forward	97	93
Property and equipment	32	19
Unrealized gains	(117)	(130)
Lease right-of-use asset	(69)	(99)
Lease liability	105	137
Accrued expenses and other liabilities	1	14
Other	9	1
Net deferred tax assets	20	3
Note: prior period balances have changed to conform with current year classification.
A reconciliation of net deferred tax is shown in the table below:

	2023	2022	2021
	(in € millions)
At January 1	3	13	15
Movement recognized in consolidated statement of operations	25	36	(240)
Movement recognized in consolidated statement of changes in equity and other comprehensive income	(8)	(32)	239
Movement due to acquisition	—	(14)	(1)
At December 31	20	3	13
Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to consolidated statement of financial position	2023	2022
	(in € millions)
Deferred tax assets	28	8
Deferred tax liabilities	8	5

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which entities within the Group can realize the benefits.

	2023	2022
	(in € millions)
Intangible assets	66	32
Share-based compensation	106	3
Tax losses carried forward	294	329
Tax credits carried forward	102	80
Capitalized research & development costs	187	106
Lease liability	28	12
Other	13	36
Total	796	598
Note: prior period balances have changed to conform with current year classification.
At December 31, 2023, no deferred tax liability had been recognized on investments in subsidiaries because the Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries. There are no distributions planned in the foreseeable future. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.
Tax losses and credit carry-forwards as at December 31, 2023 were expected to expire as follows:

Expected expiry	2024 - 2033	2034 and onwards	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	117	339	1,574	2,030
Research and development credit carry-forward	—	102	—	102
The Group has significant net operating loss carry-forwards in Luxembourg of €90 million, as well as foreign jurisdictions including the United States of €318 million (€44 million federal and €274 million state and local), Sweden of €1,483 million, India of €117 million and other foreign jurisdictions of €22 million. In certain jurisdictions, if the Group is unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.
In the United States, of the €44 million federal net operating loss carryforwards, €13 million are subject to an annual limitation as defined by Section 382 of the Internal Revenue Code (“Section 382”). The remaining balance is related to net operating losses generated after January 1, 2018 which can be carried forward indefinitely but are subject to an 80% taxable income limitation upon utilization. In addition, utilization of these net operating loss carry-forwards may be subject to further annual limitation if there is an ownership change within the meaning of Section 382. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.
In Sweden, our net operating losses can be carried forward indefinitely. Utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Chapter 40, paragraphs 10-14, of the Swedish Income Tax Act (the “Swedish Income Tax Act”).
The Group’s most significant tax jurisdictions are Sweden and the U.S. (both at the federal level and in various state jurisdictions). In the U.S., tax years beginning in or after 2013 and 2014 remain open to tax authority examinations at the state and federal level, respectively. In Sweden, tax years beginning in or after 2018 remain open to adjustment. U.S. tax loss and tax credit carry-forwards generated in periods prior to 2014 remain open to adjustment through the end of the statute of limitations related to the year the carryforward is used to offset taxable income. Certain of the Group’s subsidiaries are currently under examination by national, and in the case of the U.S. national and state level, tax authorities for tax years from 2013-2021. These examinations may lead to adjustments to the Group’s taxes.
The Group has initiated and is in negotiations for an Advance Pricing Agreement (“APA”) between Sweden and the United States governments for the tax years including 2014 through 2020 covering various transfer pricing matters. The resolution of tax examinations and the APA may be significant to the consolidated financial statements.
The Group is in scope of the OECD Pillar Two model rules (“the P2 Model Rules” or “P2 Rules”). To come into force, the P2 Model Rules must be enacted into local tax legislation by each country. The P2 Rules have been enacted (or substantively enacted) in certain jurisdictions in which the Group operates, including Luxembourg and Sweden. The legislation will be effective for the Group’s financial year beginning January 1, 2024. The rules will impose a minimum 15% effective tax rate, based on the P2 Rules, applicable in each jurisdiction in which the Group operates.
The assessment of the potential exposure to Pillar Two income taxes is in process, based on the most recently available financial information including relevant tax filings for members of the Group.
Based on our work to date, we have identified uncertainties, specifically with respect to the most material jurisdictions in which Spotify operates. These uncertainties include, but are not limited to, changes in the Pillar Two guidelines and legislation as well as 2024 financial performance of our Group companies. The Group expects that transitional safe harbor relief should apply in the majority of the other subsidiary jurisdictions based on an analysis of prior year results, however, such calculations must be updated in 2024 to validate the application of the safe harbor rules.
Material Pillar Two impacts to our tax expense remain possible. There are significant complexities inherent in applying the legislation and performing the Pillar Two calculations, therefore the quantitative impact of the P2 Model Rules is not reasonably estimable at this time. In addition, quantitative information to indicate potential exposure to Pillar Two income taxes is not currently known or reasonably estimable. The Group continues to progress on the assessment and expects to complete the assessment in the 2024 financial year.
In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the Pillar Two legislation. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.
10.    Loss per share
Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, and other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted loss per share when their effect is dilutive. The computation of loss per share for the respective periods is as follows:

	2023	2022	2021
	(in € millions, except share and per share data)
Basic loss per share
Net loss attributable to owners of the parent	(532)	(430)	(34)
Shares used in computation:
Weighted-average ordinary shares outstanding	194,732,304	192,934,862	191,298,397
Basic loss per share attributable to owners of the parent	(2.73)	(2.23)	(0.18)
Diluted loss per share
Net loss attributable to owners of the parent	(532)	(430)	(34)
Fair value gains on dilutive Exchangeable Notes	—	(144)	(112)
Fair value gains on dilutive warrants	—	—	(53)
Net loss used in the computation of diluted loss per share	(532)	(574)	(199)
Shares used in computation:
Weighted-average ordinary shares outstanding	194,732,304	192,934,862	191,298,397
Exchangeable Notes	—	2,911,500	2,424,921
Warrants	—	—	220,137
Diluted weighted average ordinary shares	194,732,304	195,846,362	193,943,455
Diluted loss per share attributable to owners of the parent	(2.73)	(2.93)	(1.03)
Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2023	2022	2021
Employee options	12,429,245	16,004,890	8,695,348
Restricted stock units	2,554,925	3,135,407	1,425,196
Other contingently issuable shares	36,898	71,717	108,720
Warrants	800,000	800,000	800,000
Exchangeable Notes	2,911,500	—	—
11.    Leases
The Group leases certain properties under non-cancellable lease agreements that primarily relate to office space. The expected lease terms are up to 10 years. As of December 31, 2023 the Group does not act in the capacity of a lessor.
Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2022	632
Increases	20
Exchange differences	23
At December 31, 2022	675
Increases	22
Decreases	(1)
Exchange differences	(12)
At December 31, 2023	684
Accumulated depreciation
At January 1, 2022	(195)
Depreciation charge	(59)
Exchange differences	(4)
At December 31, 2022	(258)
Depreciation charge	(56)
Impairment charge	(74)
Decreases	1
Exchange differences	3
At December 31, 2023	(384)
Cost, net accumulated depreciation
At December 31, 2022	417
At December 31, 2023	300
Impairment of real estate assets
During the year ended December 31, 2023, as a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the "Office Space Optimization Initiative"), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces. In accordance with IAS 36, we recognized a non-cash impairment charge to write-down the related real estate assets, which included lease right-of-use assets, leasehold improvements and property and equipment to their recoverable amounts.
To determine the recoverable amounts of these real estate assets, we utilized discounted cash flow models to estimate the fair value less cost of disposal. The development of discounted cash flow models required the application of level 3 inputs and significant judgment in determining market participant assumptions, including the projected sublease income over the remaining lease terms, expected vacancy periods prior to the commencement of future subleases, expected lease incentives offered to future tenants, and discount rates that reflect the level of risk associated with these future cash flows.
The key assumptions used to calculate the recoverable amounts of real estate assets were the sublease rental rates, vacancy periods and pre-tax discount rates, which were determined based on the nature and geographic locations of each office space that we planned to sublease. A change in the sublease rental rate, vacancy period, or discount rate assumptions may result in a recoverable amount of one or more of these assets that is above or below the current carrying amount and, therefore, there is a risk of impairment reversals or charges in a future period. We consider that reasonably possible changes in the sublease rental rates, vacancy periods, or discount rates arising from changes in the real estate markets of the office leases could result in a change in their carrying amounts. A decrease or increase of 10% in the sublease rental rates would have resulted in a change to the impairment loss of €9 million at December 31, 2023. A decrease or increase of six months in the vacancy periods would have resulted in a change to the impairment loss of €7 million at December 31, 2023. A decrease or increase of 100 basis points in the discount rates would have resulted in a change to the impairment loss of €4 million at December 31, 2023.
For the year ended December 31, 2023, we recorded €74 million of impairment charges for lease right-of-use assets in connection with the Office Space Optimization Initiative. See Note 12 for information regarding impairment charges related to property and equipment assets. These charges are included in the consolidated statement of operations for the year ended December 31, 2023 as follows.

Twelve months ended December 31, 2023
(in € millions)
Cost of revenue	4
Research and development	46
Sales and marketing	13
General and administrative	11
Total	74
Below is the roll-forward of lease liabilities:

Lease liabilities	2023	2022
	(in € millions)
At January 1	613	623
Increases	22	20
Payments (1)	(104)	(96)
Interest expense	38	41
Lease incentives received (1)	2	2
Exchange differences	(13)	23
At December 31	558	613
(1)Included within the consolidated statement of cash flows

Below is the maturity analysis of lease liabilities:

Lease liabilities	December 31, 2023
Maturity Analysis	(in € millions)
Less than one year	105
One to five years	344
More than five years	294
Total lease commitments	743
Impact of discounting remaining lease payments	(185)
Lease incentives receivable	—
Total lease liabilities	558
Lease liabilities included in the consolidated statement of financial position
Current	65
Non-current	493
Total	558
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €4 million and €6 million for the year ended December 31, 2023 and 2022, respectively. Additionally, the Group has entered into certain lease agreements with approximately €48 million of commitments, which had not commenced as of December 31, 2023, and, as such, have not been recognized in the consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the consolidated statement of financial position was 6.4% as of December 31, 2023.

12.    Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2022	83	422	505
Additions	8	11	19
Disposals	(1)	—	(1)
Exchange differences	2	15	17
At December 31, 2022	92	448	540
Additions	4	4	8
Disposals	(1)	—	(1)
Exchange differences	(2)	(8)	(10)
At December 31, 2023	93	444	537
Accumulated depreciation and impairment loss
At January 1, 2022	(46)	(87)	(133)
Depreciation charge	(15)	(44)	(59)
Disposals	1	—	1
Exchange differences	—	(1)	(1)
At December 31, 2022	(60)	(132)	(192)
Depreciation charge	(14)	(40)	(54)
Impairment charge	(7)	(42)	(49)
Disposals	1	—	1
Exchange differences	1	3	4
At December 31, 2023	(79)	(211)	(290)
Cost, net accumulated depreciation and impairment loss
At December 31, 2022	32	316	348
At December 31, 2023	14	233	247
During the year ended December 31, 2023, we recorded €49 million of impairment charges for leasehold improvements and property and equipment in connection with the Office Space Optimization Initiative. These charges are included in the consolidated statement of operations for year ended December 31, 2023 as follows. See Note 11 for additional information.

Twelve months ended December 31, 2023
(in € millions)
Cost of revenue	3
Research and development	29
Sales and marketing	10
General and administrative	7
Total	49
There were no impairment charges recognized for the year ended December 31, 2022.
The Group had €4 million and €8 million of leasehold improvements that were not placed into service as of December 31, 2023 and 2022, respectively.

13.    Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2022	64	105	169	894	1,063
Additions	5	—	5	—	5
Acquisition, business combination (Note 5)	—	82	82	221	303
Exchange differences	—	6	6	53	59
At December 31, 2022	69	193	262	1,168	1,430
Additions	8	—	8	—	8
Write-off of fully amortized intangible assets	(8)	(21)	(29)	—	(29)
Exchange differences	(1)	(4)	(5)	(31)	(36)
At December 31, 2023	68	168	236	1,137	1,373
Accumulated amortization
At January 1, 2022	(33)	(47)	(80)	—	(80)
Amortization charge	(17)	(36)	(53)	—	(53)
Exchange differences	—	(2)	(2)	—	(2)
At December 31, 2022	(50)	(85)	(135)	—	(135)
Amortization charge	(12)	(36)	(48)	—	(48)
Write-off of fully amortized intangible assets	8	21	29	—	29
Exchange differences	(1)	3	2	—	2
At December 31, 2023	(55)	(97)	(152)	—	(152)
Cost, net accumulated amortization
At December 31, 2022	19	108	127	1,168	1,295
At December 31, 2023	13	71	84	1,137	1,221
Amortization charges related to intangible assets of €35 million, €40 million and €25 million in 2023, 2022, and 2021, respectively, are included in research and development in the consolidated statement of operations. There were no impairment charges for goodwill in 2023, 2022, and 2021, respectively. We recorded immaterial impairment charges for intangible assets in 2023 and 2022. There were no impairment charges for intangible assets in 2021.
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

	Premium	Ad-Supported	Premium	Ad-Supported
	2023	2023	2022	2022
	(in € millions)
Goodwill	269	868	274	894
Valuation methodology
The Group performed its annual impairment test in the fourth quarter of 2023. The recoverable amount of the Premium and Ad-Supported operating segments are assessed using a fair value less costs of disposal (“FVLCD”) model. The FVLCD valuation is considered a level 3 in the fair value hierarchy, as it uses significant unobservable inputs. FVLCD is calculated using both the income and market valuation methods.

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
Premium segment
For the Premium segment we used an income valuation method which involved discounting the projected cash flows to present value. We also used the market valuation method which involved applying multiples from comparable publicly traded companies to the revenue of the preceding and forecasted 12 months, before and after the date of the impairment test, respectively. We weighted the income valuation method and market valuation method 50% and 50%, respectively.
As a result of the analysis, the FVLCD for the Premium and Ad-Supported operating segments was determined to be in excess of their carrying amounts.
Key assumptions used in the FVLCD calculations at the impairment testing date
The key assumptions used in the income approach was the discount rate based on the weighted-average cost of capital. The discount rate was 11.0% and 12.5% for the Group’s Premium and Ad-Supported segments, respectively. The key assumptions used in the VC method and market valuation method were the revenue multiples for comparable companies, which were selected based on industry similarity, financial risk, and size of each of the Group’s operating segments. For the Ad-supported segment, we applied a revenue multiple of 2.7 to the forecasted 12 months revenue preceding the assumed exit date. For the Premium segment, we applied a revenue multiple of 3.0 and 2.9 to the preceding and forecasted 12 months revenue before and after the date of the impairment test, respectively.
There are no reasonably possible changes in the key assumptions that would result in the operating segments’ carrying amounts exceeding their recoverable amounts.
14.    Restricted cash and other non-current assets

	2023	2022
	(in € millions)
Restricted cash
Lease deposits and guarantees	50	53
Other	1	2
Other non-current assets	24	23
Total	75	78
15.    Trade and other receivables

	2023	2022
	(in € millions)
Trade receivables	607	509
Less: allowance for expected credit losses	(5)	(7)
Trade receivables – net	602	502
Other	256	188
Total	858	690
Trade receivables are non-interest bearing and generally have 30-day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value.

The aging of the Group’s net trade receivables is as follows:

	2023	2022
	(in € millions)
Current	411	317
Overdue 1 – 30 days	92	91
Overdue 31 – 60 days	53	49
Overdue 60 – 90 days	26	19
Overdue more than 90 days	20	26
	602	502
The movements in the Group’s allowance for expected credit losses are as follows:

	2023	2022
	(in € millions)
At January 1	7	6
Provision for expected credit losses	4	8
Reversal of unutilized provisions	(1)	(2)
Receivables written off	(5)	(5)
At December 31	5	7
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.
16.    Other current assets

	2023	2022
	(in € millions)
Content assets	95	187
Prepaid expenses and other	64	89
Derivative assets	9	31
Total	168	307
Content asset amortization of €208 million, €193 million, and €122 million is included in cost of revenue in the consolidated statement of operations for the year ended December 31, 2023, 2022, and 2021, respectively.
During the year ended December 31, 2023, we executed a strategic realignment and reorganization plan focusing on podcast operations and rationalizing our content portfolio. In connection with this reorganization, we incurred charges of €29 million related to the write-off of content assets. These charges are included within cost of revenue in the consolidated statement of operations for the year ended December 31, 2023.
17.    Issued share capital and other reserves
As of each of December 31, 2023, 2022, and 2021, the authorized and subscribed share capital was comprised of 403,032,520 shares, at a par value €0.000625 each. As at December 31, 2023, 2022, and 2021, the Company had 201,343,630, 196,858,811, and 195,614,910 ordinary shares issued and fully paid, respectively.
The Group has incentive stock plans under which options and restricted stock to subscribe to the Company’s share capital have been granted to certain directors and employees. Options exercised or restricted stock vesting under these plans are settled via either the issuance of new shares or issuance of shares from treasury.
Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 343,841,690 and 349,876,040 beneficiary certificates outstanding as of December 31, 2023 and 2022, respectively. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US $281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through December 31, 2023, the Company repurchased 469,274 shares for €91 million under this program.
The authorization of the previous share repurchase program, announced on November 5, 2018, expired on April 21, 2021. The total aggregate amount of repurchased shares under that program was 4,366,427 for a total of approximately €510 million.
No dividends were paid during the year or are proposed.
All outstanding shares have equal rights to vote at general meetings.
For the year ended December 31, 2023 and 2022, the Company repurchased, in total, 4,450,000 and 1,209,040 of its own ordinary shares, respectively, and reissued 3,815,301 and 1,106,597 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. As of December 31, 2023 and 2022, the Company had 4,200,241 and 3,565,542 ordinary shares held as treasury shares, respectively.

Other reserves

	2023	2022	2021
	(in € millions)
Currency translation
At January 1	100	17	(54)
Currency translation	(37)	83	71
At December 31	63	100	17
Short term investments
At January 1	(18)	(3)	5
Gains/(losses) on fair value not to be subsequently reclassified to consolidated statement of operations	11	(23)	(8)
Losses/(gains) reclassified to consolidated statement of operations	7	4	(2)
Deferred tax	(4)	4	2
At December 31	(4)	(18)	(3)
Long term investments
At January 1	161	(26)	1,059
Gains/(losses) on fair value not to be subsequently reclassified to consolidated statement of operations	76	212	(1,218)
Losses/(gains) on sale of long term investment reclassified to accumulated deficit	3	2	(134)
Tax effect of gains on sale of long term investment reclassified to accumulated deficit	—	(5)	30
Deferred tax	(16)	(22)	237
At December 31	224	161	(26)
Exchangeable Notes
At January 1	3	—	—
(Losses)/gains on fair value attributable to changes in credit risk	(14)	4	—
Deferred tax	4	(1)	—
At December 31	(7)	3	—
Cash flow hedges
At January 1	10	(4)	(3)
(Losses)/gains on fair value that may be subsequently reclassified consolidated statement of operations	(2)	4	(11)
(Gains)/losses reclassified to revenue	(44)	32	51
Losses/(gains) reclassified to cost of revenue	30	(20)	(40)
Deferred tax	3	(2)	(1)
At December 31	(3)	10	(4)
Share-based compensation
At January 1	1,265	869	680
Share-based compensation (Note 18)	322	385	222
Income tax impact associated with share-based compensation (Note 9)	23	51	21
Restricted stock units withheld for employee taxes	(71)	(40)	(54)
At December 31	1,539	1,265	869
Other reserves at December 31	1,812	1,521	853
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

Exchangeable Notes reserve recognizes the change in fair value gains and losses that is attributable to changes in the Group's own credit risk on Exchangeable Notes, which are designated at fair value through profit and loss.
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
Other Awards
In connection with the acquisition of Anchor during 2019 and The Ringer during 2020, the Company granted 162,320 and 34,450 equity instruments to certain employees of Anchor and The Ringer, respectively. Each instrument effectively represents one ordinary share of the Company, which will be issued to the holder upon vesting. The instruments vest annually over a four-year and five-year period, respectively, from the acquisition date, and vesting of the instruments is contingent on continued employment. The instruments are accounted for as equity-settled share-based compensation transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument granted to certain employees of Anchor and The Ringer was US $145.21 and US $145.14, respectively.
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

Activity in the Group's RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2021	1,320,193	155.98	156,190	145.19
Granted	793,337	277.21	22,988	261.00
Forfeited	(175,751)	190.26	—	—
Released	(512,583)	178.19	(70,458)	182.98
Outstanding at December 31, 2021	1,425,196	211.25	108,720	145.19
Granted	2,914,248	121.42	30,824	162.21
Forfeited	(359,238)	173.04	(20,357)	145.21
Released	(844,799)	173.76	(47,470)	145.20
Outstanding at December 31, 2022	3,135,407	142.23	71,717	152.50
Granted	1,379,324	121.77	—	—
Forfeited	(657,607)	134.72	—	—
Released	(1,302,199)	143.68	(34,819)	148.96
Outstanding at December 31, 2023	2,554,925	132.39	36,898	155.83
In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs. For most of our employees, when RSUs vest, the Group withholds the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued. The Group then remits cash to tax authorities on the employees' behalf. If all the RSUs outstanding at December 31, 2023 subsequently vest, the Group estimates that it would be required to remit approximately €175 million to tax authorities over the vesting period for the years 2024 through 2027. In determining this estimate, the Group used the Company's ordinary share price as at December 31, 2023. The actual amount remitted to tax authorities is dependent on the Company's ordinary share price on each of the vesting dates as well as the number of awards that ultimately vest.
Activity in the stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2021	9,041,288	138.60
Granted	2,164,070	315.86
Forfeited	(414,317)	191.43
Exercised	(2,074,572)	96.12
Expired	(21,121)	196.25
Outstanding at December 31, 2021	8,695,348	190.19
Granted	9,640,611	141.55
Forfeited	(1,332,946)	215.07
Exercised	(620,143)	78.33
Expired	(377,980)	130.86
Outstanding at December 31, 2022	16,004,890	164.56
Granted	2,140,650	129.05
Forfeited	(1,647,782)	158.21
Exercised	(3,057,801)	128.91
Expired	(1,010,712)	190.86
Outstanding at December 31, 2023	12,429,245	165.93
Exercisable at December 31, 2021	4,453,983	152.64
Exercisable at December 31, 2022	6,402,109	172.69
Exercisable at December 31, 2023	5,793,791	184.98
The weighted-average contractual life for the stock options outstanding at December 31, 2023, 2022, and 2021 is 2.8 years, 3.3 years, and 2.7 years, respectively. The weighted-average share price at exercise for options exercised during 2023, 2022, and 2021 was US $165.13, US $158.59, and US $280.08, respectively. The weighted-average fair value of options granted during the year ended at December 31, 2023, 2022, and 2021 was US $49.44 per option, US $43.56 per option, and US $78.65 per option, and, respectively.
The stock options outstanding at December 31, 2023, 2022, and 2021 are comprised of the following:

			2023		2022		2021
Range of exercise prices (US$)			Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
25.01	to	45.00	752	0.1	2,289	1.1	3,533	1.8
45.01	to	90.00	1,101,330	3.7	1,147,396	4.8	415,340	0.2
90.01	to	135.00	3,362,206	3.3	4,036,371	3.3	1,659,359	1.8
135.01	to	180.00	4,639,068	2.7	6,741,590	3.1	3,076,253	2.5
180.01	to	498.98	3,325,889	2.1	4,077,244	3.0	3,540,863	3.7
			12,429,245	2.8	16,004,890	3.3	8,695,348	2.7
In determining the fair value of the stock options, the Group uses the Black-Scholes option-pricing model. The Company does not anticipate paying any cash dividends in the near future and, therefore, uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on a weighting of the historical volatility of the Company's common stock and the historical volatility of public companies that are comparable to the Group over the expected term of the award. The risk-free rate is based on U.S. Treasury zero-coupon rates as the exercise price is based on a fixed USD amount. The expected life of the stock options is based on historical data and current expectations.
The following table lists the inputs to the Black-Scholes option-pricing models used for stock options for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
Expected volatility (%)	51.5 – 61.2	35.9 – 60.0	34.1 – 43.1
Risk-free interest rate (%)	3.5 – 4.9	0.9 – 4.5	0.2 – 1.1
Expected life of stock options (years)	2.6 – 4.8	2.6 – 4.8	2.6 – 4.8
Weighted-average share price (US$)	128.33	124.47	283.15
Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based compensation awards.
The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10%, as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2023. The following table shows the impact of these changes on stock option expense for the options granted in 2023:

2023
(in € millions)
Actual stock option expense	41
Stock option expense increase/(decrease) under the following assumption changes
Volatility decreased by 10%	(5)
Volatility increase by 10%	7
Expected life decrease by 1 year	(6)
Expected life increase by 1 year	6
The expense recognized in the consolidated statement of operations for share-based compensation is as follows:

	2023	2022	2021
	(in € millions)
Cost of revenue	5	8	9
Research and development	194	218	119
Sales and marketing	66	73	41
General and administrative	56	82	54
Total	321	381	223
Expense recognized for the year ended December 31, 2023 is inclusive of a €48 million forfeiture credit for shares forfeited as a result of strategic realignment and reorganization plans. Of this credit, €2 million is included in Cost of revenue, €27 million is included in Research and development, €8 million is included in Sales and marketing, and €11 million is included in General and administrative within the consolidated statement of operations for year ended December 31, 2023.
19.    Exchangeable Notes
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
The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the year ended December 31, 2023.
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
The fair value of the Exchangeable Notes as of December 31, 2023 was €1,203 million. See Note 23 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.

20.    Trade and other payables

	2023	2022
	(in € millions)
Trade payables	662	588
Value added tax and sales taxes payable	291	244
Other current liabilities	25	13
Total	978	845
Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.
21.    Accrued expenses and other liabilities

	2023	2022
	(in € millions)
Non-current
Other accrued liabilities	26	28
Total	26	28
Current
Accrued fees to rights holders	1,826	1,665
Accrued salaries, vacation, severance, and related taxes	273	120
Accrued social costs for options and RSUs	57	7
Accrued operating liabilities	163	194
Other accrued expenses	121	107
Total	2,440	2,093
As of December 31, 2023, we have accrued employee severance costs related to the latest reduction in force of €136 million included within current accrued expenses and other liabilities. We expect to substantially settle our obligations related to the reduction in force by the end of the second fiscal quarter of 2024.

22.    Provisions

	Legal contingencies	Indirect tax	Onerous contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2022	4	8	10	7	29
Charged/(credited) to the consolidated statement of operations:
Additional provisions	6	4	19	—	29
Reversal of unutilized amounts	—	(4)	(2)	(1)	(7)
Exchange differences	1	1	1	—	3
Utilized	(1)	(1)	(23)	—	(25)
Carrying amount at December 31, 2022	10	8	5	6	29
Charged/(credited) to the consolidated statement of operations:
Additional provisions	4	3	9	—	16
Reversal of unutilized amounts	(2)	(3)	(3)	(2)	(10)
Exchange differences	1	—	—	—	1
Utilized	(2)	—	(10)	—	(12)
Carrying amount at December 31, 2023	11	8	1	4	24
As at December 31, 2022
Current portion	10	8	5	3	26
Non-current portion	—	—	—	3	3
As at December 31, 2023
Current portion	11	8	1	1	21
Non-current portion	—	—	—	3	3
Legal contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict, and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.
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
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. An aggregate of 469,274 ordinary shares for €91 million has been repurchased since the commencement of the share repurchase program through December 31, 2023.
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
Credit risk management
Financial assets with respect to cash and cash equivalents and short term investments carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk averse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and, at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-average maturity of the portfolio shall not be greater than 2 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all investments (classified as cash and cash equivalents and short term investments) within 90 days. At December 31, 2023 and 2022, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €4,214 million and €3,350 million, respectively. No credit losses were incurred during 2023 or 2022 on these investments.
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
The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2023	2022
	(in € millions)
Liquidity
Short term investments	1,100	867
Cash equivalents	2,111	1,836
Cash at bank and on hand	1,003	647
Liquidity position	4,214	3,350
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
The table below shows the immediate impact on net income/loss before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure at December 31, 2023 and 2022. The impact on net income/loss before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2023	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Increase)/decrease in loss before tax	(16)	(20)	60

2022	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Increase)/decrease in loss before tax	(13)	(18)	68

(ii)Translation exposure sensitivity
Translation exposure exists due to the translation of the results and financial position of all of the Group entities that have a functional currency different from the presentation currency of Euro. The impact on the Group’s equity would be approximately €127 million and €140 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2023 and 2022, respectively.
Interest rate risk management
Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The Group’s exposure to interest rate risk is related to its interest-bearing assets, including its cash and cash equivalents and debt securities held at fair value through other comprehensive income. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €40 million and €36 million for the years ended December 31, 2023 and 2022, respectively.
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
Other share price risk
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that the Group is subject to in various countries in which the Group operates. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company's share price. Changes in the accrual are recognized in operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. A 10% decrease or increase in the Company's ordinary share price would have resulted in a change in the accrual for social costs on outstanding share-based compensation awards ranging from €17 million to €18 million at December 31, 2023, and a change of €1 million at December 31, 2022.
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
Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the consolidated statement of operations was approximately €1,414 million and €991 million respectively, as of December 31, 2023 and approximately €1,214 million and €859 million as of December 31, 2022, respectively. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the statement of operations as of December 31, 2023:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Canadian dollar (CAD)	Norwegian krone (NOK)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	391	536	347	994	1,646	88
Cost of revenue	279	379	243	656	1,076	66
Total	670	915	590	1,650	2,722	154
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

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2023
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	2,111	—	—	2,111
Short term investments:
Money market funds	181	—	—	181
Government securities	239	8	—	247
Corporate notes	—	320	—	320
Collateralized reverse purchase agreements	—	241	—	241
Fixed income funds	111	—	—	111
Derivatives (designated for hedging):
Foreign exchange forwards	—	9	—	9
Long term investments	1,154	—	61	1,215
Total financial assets at fair value by level	3,796	578	61	4,435
Financial liabilities at fair value
Exchangeable Notes	—	—	1,203	1,203
Derivatives (not designated for hedging):
Warrants	—	—	3	3
Derivatives (designated for hedging):
Foreign exchange forwards	—	14	—	14
Total financial liabilities at fair value by level	—	14	1,206	1,220

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2022
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	1,543	—	—	1,543
Time deposits	293	—	—	293
Short term investments:
Money market funds	125	—	—	125
Government securities	245	5	—	250
Corporate notes	—	309	—	309
Fixed income funds	183	—	—	183
Derivatives (designated for hedging):
Foreign exchange forwards	—	31	—	31
Long term investments	1,095	—	43	1,138
Total financial assets at fair value by level	3,484	345	43	3,872
Financial liabilities at fair value
Exchangeable Notes	—	—	1,128	1,128
Derivatives (not designated for hedging):
Warrants	—	—	1	1
Derivatives (designated for hedging):
Foreign exchange forwards	—	20	—	20
Total financial liabilities at fair value by level	—	20	1,129	1,149

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2023 and 2022, there were no transfers between levels in the fair value hierarchy.
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
The table below presents the changes in the investment in TME:

	2023	2022	2021
	(in € millions)
At January 1	1,094	852	2,228
Changes in fair value recorded in other comprehensive income/(loss)	60	242	(1,376)
At December 31	1,154	1,094	852
A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €1,039 million to €1,270 million at December 31, 2023 and €985 million to €1,204 million at December 31, 2022.
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

	2023	2022	2021
Expected term (years)	0.65	1.65	0.5 – 2.65
Risk free rate (%)	5.12	4.52	0.19 – 0.89
Volatility (%)	40.0	55.0	40.0 – 45.0
Share price (US$)	187.91	78.95	234.03

The table below presents the changes in the warrants liability:

	2023	2022	2021
	(in € millions)
January 1	1	72	89
Issuance of warrant for cash	—	—	31
Non cash changes recognized in profit or loss
Changes in fair value recognized in consolidated statement of operations	2	(74)	(53)
Effect of changes in foreign exchange rates	—	3	5
At December 31	3	1	72
The warrant liability is included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance income or costs in the consolidated statement of operations.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €2 million to €6 million at December 31, 2023 and €1 million to €2 million at December 31, 2022.
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
The table below presents the changes in the other long term investments:

	2023	2022	2021
	(in € millions)
At January 1	43	64	49
Initial recognition of long term investment	3	3	2
Changes in fair value recorded in other comprehensive (loss)/income	16	(25)	158
Changes in fair value recognized in consolidated statement of operations	—	(1)	(4)
Sale of long term investment	—	—	(144)
Effect of changes in foreign exchange rates	(1)	2	3
At December 31	61	43	64

On October 1, 2021, the Group completed the sale of two-thirds of its equity interest in DistroKid. Proceeds from the sale were €144 million and the realized gain on the sale was €134 million. The after tax gain of €109 million has been reclassified from other comprehensive income/(loss) to accumulated deficit. See Note 17.
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
The table below presents the changes in the Exchangeable Notes:

	2023	2022
	(in € millions)
At January 1	1,128	1,202
Changes in fair value recognized in consolidated statement of operations	97	(144)
Changes in fair value recorded in other comprehensive loss	14	(4)
Effect of changes in foreign exchange rates	(36)	74
At December 31	1,203	1,128
The change in estimated fair value is recognized within finance (costs)/income in the consolidated statement of operations, excluding changes in fair value due to changes in the Group’s own credit risk, which are recognized in other comprehensive income/(loss) and will not be reclassified to the consolidated statement of operations.
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

	2023	2022
Risk free rate (%)	4.18	4.2
Discount rate (%)	6.5	7.0
Volatility (%)	45.0	45.0
Share price (US$)	187.91	78.95
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,192 million to €1,219 million at December 31, 2023. A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,197 million to €1,210 million at December 31, 2023. A decrease or increase of 100 basis points in credit spread would have resulted in a fair value of the Exchangeable Notes ranging from €1,221 million to €1,185 million at December 31, 2023.
24.    Segment information
The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The costs of providing audiobook content as part of the Premium subscription are recorded in the Premium segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2023	2022	2021
	(in € millions)
Premium
Revenue	11,566	10,251	8,460
Cost of revenue	8,231	7,355	5,986
Gross profit	3,335	2,896	2,474
Ad-Supported
Revenue	1,681	1,476	1,208
Cost of revenue	1,619	1,446	1,091
Gross profit	62	30	117
Consolidated
Revenue	13,247	11,727	9,668
Cost of revenue	9,850	8,801	7,077
Gross profit	3,397	2,926	2,591
Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group’s (loss)/income before tax is as follows:

	2023	2022	2021
	(in € millions)
Segment gross profit	3,397	2,926	2,591
Research and development	(1,725)	(1,387)	(912)
Sales and marketing	(1,533)	(1,572)	(1,135)
General and administrative	(585)	(626)	(450)
Finance income	161	421	246
Finance costs	(220)	(132)	(91)
(Loss)/income before tax	(505)	(370)	249
For the twelve months ended December 31, 2023, charges of €29 million related to the write-off of content assets, €12 million of employee severance costs, €8 million of contract terminations and other related costs, and €6 million of real estate impairment charges were included within cost of revenue in the Ad-Supported segment. See Note 16 and Note 6 for additional information.
Revenue by country

	2023	2022	2021
	(in € millions)
United States	5,225	4,712	3,692
United Kingdom	1,230	1,113	994
Luxembourg	9	7	6
Other countries	6,783	5,895	4,976
Total	13,247	11,727	9,668
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

Non-current assets by country
Non-current assets for this purpose consist of property and equipment and lease right-of-use assets.

	2023	2022	2021
	(in € millions)
Sweden	84	142	148
United States	387	529	549
Other countries	76	94	112
Total	547	765	809
As of December 31, 2023, 2022, and 2021, the Group held no property and equipment in Luxembourg.
25.    Commitments and contingencies
Obligations under leases
See Note 11 for lease obligations.
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content, as at December 31:

	2023	2022	2021
	(in € millions)
Not later than one year	1,055	1,111	788
Later than one year but not more than 5 years	3,610	298	2,491
Total	4,665	1,409	3,279
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments as at December 31:

	2023	2022	2021
	(in € millions)
Not later than one year	453	485	362
Later than one year but not more than 5 years	1,369	334	435
More than 5 years	83	98	—
Total	1,905	917	797
Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters relating to intellectual property, data protection, consumer protection, employment, and contractual rights. As a general matter, the music and other content made available on the Group’s Service are licensed to the Group by various third parties. Many of these licenses allow rights holders or other authorized parties to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

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

	2023	2022	2021
	(in € millions)
Key management compensation
Short term employee benefits	10	6	4
Share-based compensation	33	37	26
Total	43	43	30
Other related party transactions
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
During the years ended December 31, 2023, December 31, 2022, and December 31, 2021 the Company issued 4,450,000, 1,198,000, and 2,000,000 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans.

27.    Group information
The Company’s principal subsidiaries as at December 31, 2023 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	U.K.
Spotify Spain S.L.	Sales, marketing and other support services	100%	Spain
Spotify GmbH	Sales, marketing and other support services	100%	Germany
Spotify France SAS	Sales, marketing and other support services	100%	France
Spotify Canada Inc.	Sales, marketing and other support services	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K.	Sales and marketing	100%	Japan
Spotify India LLP	Sales, distribution and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales and marketing	100%	Mexico
Spotify Singapore Pte Ltd.	Sales and marketing	100%	Singapore
Spotify Italy S.r.l.	Sales, marketing and other support services	100%	Italy
There are no restrictions on the net assets of the Group companies.
28.    Events after the reporting period
Subsequent to the end of the reporting period, the Group signed several license agreements with certain content providers which include minimum guarantee and spend commitments of approximately €236 million over the next three years.