Form 20-F
period 2024-12-31
Spotify Technology S.A.
filed 2025-02-05
CIK 1639920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________

FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-38438
Spotify Technology S.A.
(Exact name of Registrant as specified in its charter)
___________________________________________________________
Grand Duchy of Luxembourg
(Jurisdiction of incorporation)
33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
___________________________________________________________
Christian Luiga
Chief Financial Officer
ir@spotify.com
Regeringsgatan 19
111 53 Stockholm, Sweden
(Name, E-mail and Address of Company Contact Person)
___________________________________________________________
Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares (par value of €0.000625 per share)	SPOT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 203,844,409 Ordinary Shares, par value €0.000625 per share.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Presentation of Financial Information
In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we prepare our consolidated financial statements on a historical cost basis, except for our short term investments, long term investments, Exchangeable Notes (as defined herein), and derivative financial instruments, which have been measured at fair value, and our finance lease receivables and lease liabilities, which are measured at present value.
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
•competition for users, their time, and advertisers;
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
•undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services;
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
•the impact of economic, social, or political conditions, including inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty;
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
You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations. Moreover, some information we disclose, whether herein or elsewhere, is informed by various stakeholder expectations, which may include third-party standards; not all of this information is necessarily “material” for purposes of our reporting under U.S. federal securities laws or other laws, regulations, or requirements to which we are subject, even if we use “material” or similar language in discussing such matters.
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

Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of subscribers to our premium service (“Premium Service”) and other subscription offerings (together with the Premium Service, “Subscription Offerings”) and the number of users of our ad-supported service (“Ad-Supported Service”, and together with the Subscription Offerings, the “Service”) and finding ways to monetize our products and services. We must convince prospective users of the benefits of our Service and our existing users of the continuing value of our Service. Our ability to attract new users, retain existing users, and engage active users depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, competitive pricing, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Alphabet, and Amazon, have developed, and are continuing to develop, devices for which their audio streaming services are preloaded or may also be set as the default providers, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile and other connected products, including cars, in-home, and wearable devices, we will need to enhance and improve our existing Service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. From time to time, we have adjusted in the past, and may adjust in the future, our subscription pricing, plans, or our pricing model, which may not be well-received by consumers and could negatively impact our ability to attract and retain users or generate revenue. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms with competitive pricing that consumers perceive to be of value, our ability to grow or sustain the reach of our Service, attract and retain users, and monetize our products and services may be adversely affected.

In order to increase our advertising revenue, we seek to increase the time that our users spend on our Service and expand our opportunities to deliver advertising to users, such as through podcasts (including off-platform) and other opportunities relating to content promotion to users. The more content users stream, the more advertising inventory we generally have to sell. Further, growth in our user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that achieves our advertising customers’ return on investment goals and that ultimately allows us to better demonstrate the effectiveness of our advertising solutions and justifies a pricing structure that is advantageous for us. If we fail to grow our user base, the amount of content streamed, and the time that our users spend on our Service, we may be unable to grow our advertising revenue. Moreover, given that subscribers to our Premium Service are sourced primarily from converting users of our Ad-Supported Service (“Ad-Supported Users”), any failure to grow our Ad-Supported User base or convert them to our Premium Service may negatively impact our revenue.

We face and will continue to face significant competition for users, their time, and advertisers.

We face robust and rapidly evolving competition in all aspects of our business, including from companies that allow users to share and discover content and/or that enable advertisers to use content platforms to reach customers, such as Apple, Alphabet, Amazon, Meta, and ByteDance. See “Item 4.B. Business Overview—Competition” for a more detailed description of certain services that compete with us.

We vigorously compete to attract, engage, and retain users against current and potential competitors, both globally and in particular geographic regions where we operate. These competitive risks are heightened because some of our competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete, and greater overall resources than we do. These advantages enable them to devote more financial resources to technology, infrastructure, fulfillment, and marketing, which in turn enables them to offer competitive services at little or no profit or even at a loss. For example, prominent, well-funded competitors like Apple, Alphabet, and Amazon have a competitive advantage because they can leverage the substantially broader product offerings in their ecosystem to gain subscribers and to monetize users. Additionally, our current and future competitors have engaged and will continue to engage in mergers or acquisitions with each other, to combine and leverage their broad audiences, content, and capabilities.

Relatedly, we compete for users based on our presence and visibility as compared with other businesses and platforms that deliver content through the internet and connected devices. We face significant competition for users from companies promoting their own digital content online or through application stores, including large, well-funded, and seasoned participants in the digital media market. Device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. The websites and applications of our competitors may rank higher than our website and our Spotify application in search engines or application stores, and/or our application may be difficult to locate in device application stores, which could draw potential users away from our Service and toward those of our competitors. For example, Apple, Alphabet, and Amazon own application store platforms and charge in-application purchase fees, which may not be levied on their own applications, creating a competitive advantage for themselves against us. If other competitors that own application store platforms and competitive services adopt similar practices, we may be similarly impacted. In addition, some of these competitors, including Apple, Alphabet, and Amazon, have developed, and are continuing to develop, devices for which their streaming service is preloaded and/or able to be used out-of-the-box without the need to log in, creating a visibility and access advantage. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence, ease of use, and visibility, the size of our user base and the amount of content streamed on our Service may decline or may increase less than expected, and our subscription and advertising sales may suffer.

We also face increasing competition because of new or emerging technologies, including artificial intelligence (“AI”), and changes in market conditions. Our current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content that cause our users, especially the younger demographic, to switch to another product or service, which would negatively affect our user retention, growth, and engagement. As the market for on-demand audio on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge. Companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience may respond to new or emerging technologies and changes in market requirements better than we can, undertake more far-reaching and successful product development efforts or marketing campaigns, or adopt more aggressive pricing policies. As we introduce new products, services, or technologies or as our products, services, or technologies evolve, we may become subject to additional competition.

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

Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from maintaining profitability.

We face many risks associated with our international operations.

We have significant international operations. Managing our business and offering our products and services internationally involves numerous risks and challenges, including:

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
•application of different laws and regulations of various jurisdictions, including privacy, telecommunications and media, cybersecurity, content, AI, corporate governance, labor and employment, environmental, human rights, health and safety, consumer protection, liability standards and regulations, as well as intellectual property laws or changes to such laws that may impact the economics of providing content or increase operating costs in the applicable jurisdiction;
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

Our continued growth and the increased scope and complexity of our business have placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. They could also strain our ability to maintain reliable service levels for our users, effectively monetize the content streamed, efficiently develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency or properly allocate resources in our organization as it grows, our business, operating results, and financial condition may suffer.

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

Our industry is subject to rapid and frequent changes in technology, evolving consumer needs, and the frequent introduction by our competitors of new and enhanced offerings. We must constantly assess the playing field and determine whether we need to improve or re-allocate resources among our existing products and services or create new ones. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, in 2024, we continued to expand the availability of audiobooks on our Premium Service, making a specified monthly allocation of access available for eligible subscribers to the Premium Service in additional markets. We also announced, in select markets, the Spotify Partner Program, a new monetization program that will offer creators audience-driven payouts for eligible video streaming of their content on our platform beginning in 2025. We are in the early stages of exploring additional potential monetization opportunities, although we do not expect any significant revenue attributable to those opportunities in the near-term and these opportunities may not prove successful at all. We are also continuing to make investments in AI initiatives across our business, including launching new AI features in our products and services. No assurance can be given that consumer demand for such new products or services will exist or be sustained at the levels that we anticipate, or that any of these offerings will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with them. It is also possible that products and services developed by others will render our products and services noncompetitive or obsolete. Further, our development efforts with respect to new products and services could distract management from current operations and will divert capital and other resources from our more established products and services. If we do not realize the expected benefits of our investments in new products or services, our business, operating results, and financial condition may be harmed.

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

We believe that a key differentiating factor between Spotify and other audio content providers is our ability to predict music, podcasts, audiobooks, or other content that our users will enjoy. Our system for predicting user preferences and selecting content tailored to our users’ individual tastes is based on advanced data analytics systems and our proprietary algorithms, including AI and machine learning models. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict user preferences and select content tailored to our users’ individual tastes depends in part on our ability to gather and effectively analyze large amounts of user data and our ability to train our AI and machine learning models. In addition, our ability to offer users content that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional content that will appeal to our users’ diverse and changing tastes. Applicable laws and regulations, including those relating to data security and privacy, and operating systems’ practices and policies may impact our ability to collect user information and provide personalized content. While we have a large catalog of music, podcasts, and audiobooks available to stream, we must continuously identify and analyze additional content that our users will enjoy and we may not effectively do so. Our ability to predict and select content that our users enjoy is critical to the perceived value of our Service among our users and our failure to make accurate predictions or any actual or perceived decline in the quality of our content recommendations could materially adversely affect our ability to adequately attract and retain users and grow our business.

We have incurred significant operating losses in the past, and we may not be able to generate profit or positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

We have incurred significant operating losses in the past and, as of December 31, 2024, had an accumulated deficit of €3,044 million. While for the year ended December 31, 2024, we had operating income of €1,365 million, for the years ended December 31, 2023 and December 31, 2022, our operating losses were €446 million and €659 million, respectively. We have incurred significant costs to license content and continue to pay royalties or other consideration to record labels, publishers, and other copyright owners for such content. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty and other licensing expenses associated with our Service, we will not be able to sustain profitability or reliably generate positive cash flow on an ongoing basis.

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

Additionally, we expect to continue to expend substantial financial and other resources on:

•securing top-quality content from leading record labels, distributors, aggregators, and other content owners or providers, as well as any rights to works contained in that content;
•our technology infrastructure, including development tools, scalability, availability, performance, security, and disaster recovery measures;
•research and development, including investments in our research and development and the development of new features, forms of content, and other products or services;
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

Our ability to attract and retain advertisers, and to maintain and increase advertising revenue, depends on a number of factors, including:

•increasing the number of Ad-Supported Users and the level of our users’ engagement with content on our Service;
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
•continuing to develop and diversify our advertising platform and offerings, which currently include delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices, and multiple content types, including podcasts; and
•convincing advertisers of the value of innovations to our current advertising offerings.

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

Selling advertisements requires that we demonstrate to advertisers that our advertising offerings are effective. For example, we need to show that our Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because our users self-report their personal data, including gender and date of birth, the personal data we have may differ from our users’ actual information. If our users provide us with incorrect or incomplete information regarding their personal data, such as gender, age, or other attributes we use to target advertisements to users, or the data are otherwise not available to us, then we may fail to target the correct demographic with our advertising. In addition, changes to operating systems’ practices and policies, such as Apple’s App Tracking Transparency framework, privacy manifests, and software development kit privacy controls have reduced and may continue to reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. Alphabet has similarly announced that it will implement additional privacy controls across its ecosystem, including via Privacy Sandbox. Other major web browsers, like Firefox, have made or may make similar changes in the future. Each of these changes may degrade the effectiveness of our advertising offerings. Our users may also exercise their option not to share certain personal data for a number of reasons, and current and future data privacy laws and regulations may further impede our ability to stream personalized content or offer targeted advertising and promotional opportunities to users on the Service. These limitations have affected and may continue to adversely affect our and our advertisers’ ability to effectively target advertisements and measure their performance, thereby reducing the demand or pricing for certain of our advertising products and harming our business. The impact of these changes on the overall mobile advertising ecosystem, our business, and the developers, partners, and advertisers in the ecosystem are evolving and their ultimate impact remains uncertain. Additionally, advertisers often rely on third parties to quantify the reach and effectiveness of our advertising products. These third-party measurement services may not reflect our true audience or the performance of our advertising products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the metrics that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Service could be adversely affected.

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

Further, the digital advertising industry increasingly uses data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies may not integrate with our Service and if we are unable to deploy effective solutions to monetize the device usage by our user base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend. The evolution of privacy laws, including the GDPR, CCPA, and the ePrivacy Directive (each as defined below), and relevant case law and regulatory guidance, may also impact the way we generate revenue from advertising.

Failure to successfully monetize and generate revenues from podcasts, audiobooks, and other non-music content could adversely affect our business, operating results, and financial condition.

There is no guarantee that we will be able to generate sufficient revenue from podcasts, audiobooks, or other non-music content to offset the costs of creating or acquiring this content. Our expanded audiobook or video content offerings may involve additional risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Failure to successfully monetize and generate revenues from non-music content, or to effectively manage the numerous risks and challenges associated with delivering such content, including failure to obtain or retain rights to podcasts, audiobooks, or other non-music content on acceptable terms, or at all, could adversely affect our business, operating results, and financial condition.

We may be subject to disputes or liabilities associated with content made available on our Service.

We provide various services and products that enable creators or users to make content available on our Service. For example, creators or users can record and distribute podcasts using our podcast hosting services, such as Spotify for Creators, and can upload cover art and profile images. These may subject us to claims of intellectual property infringement by third parties if such creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, we have faced and will continue to face other claims relating to content that is published or made available through our products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, we are dependent on those who provide content on our Service complying with the terms and conditions of any license agreements with us, our Terms and Conditions of Use, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, we cannot guarantee that the creators and users who provide content on our Service will comply with their obligations, and any failure of creators and users to do so may materially impact our business, operating results, and financial condition. The use of new technologies, including AI, by us, our creators and users, may exacerbate such risks. In addition, while we may avail ourselves of various legal safe harbors related to third-party content, we cannot be certain that courts will always agree that these safe harbors apply. We also face a risk that the laws related to these safe harbors or the removal of content could change. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition.

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

We have acquired and invested in, and may in the future seek to acquire or invest in, other companies or technologies that we believe could complement or expand our products and services, enhance our technical capabilities or content offerings, or otherwise offer growth opportunities. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

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

If we acquire or invest in other companies, these acquisitions or investments may reduce our operating margins for the foreseeable future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. The market value of our investments may also fluctuate due to volatility in the share price used to measure the investment. For example, the majority of our long-term investments relates to Tencent Music Entertainment (“TME”). The value of these securities is subject to the risks associated with TME’s business, as well as any changes by the Chinese government in foreign investment laws or elevated scrutiny or regulation of foreign investments in Chinese companies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Investment Risk” for additional discussion of the risk relating to our long term investment in TME. In the future, if our acquisitions or investments do not yield expected returns, we may be required to adjust our operating results based on this impairment assessment process. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, or limit our use of cash for other purposes, which could adversely affect our operating results. In addition, if a business we acquire or invest in fails to meet our expectations, our business, operating results, and financial condition may suffer.

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

For example, if we fail to obtain licenses to stream sound recordings from major record labels; if the rates we pay for mechanical licenses that are set by the Copyright Royalty Board increase our royalty costs; if we are unable to comply with the requirements to maintain the blanket compulsory mechanical license in the U.S.; if we are unable to obtain blanket licenses for public performance rights on reasonable terms; if our licenses with collecting societies and our direct licenses with music publishers do not provide full coverage for all of the musical compositions we make available to our users; for podcasts, audiobooks, and other non-music content, if rights holders or content providers are unwilling to provide content on reasonable terms or do not comply with the terms and conditions of our license agreements as well as our Terms and Conditions of Use, our business, operating results, and financial condition could be materially harmed. Rights holders may also dispute the calculation of certain of our royalty payments. For example, in May 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc., alleging that Spotify USA Inc. improperly reported and underpaid royalties for its Premium Service as a bundle that includes a monthly allocation of audiobook access. On January 29, 2025, the MLC’s lawsuit was dismissed with prejudice. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings” for a discussion of this lawsuit.

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

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and Music and Entertainment Rights Licensing Independent Network (“Merlin”), makes up the majority of music consumed on our Service. For the year ended December 31, 2024, this content accounted for approximately 71% of streams of audio content delivered by record labels. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. These rights holders also may attempt to take advantage of their market power (including by leveraging their publishing affiliate) to seek onerous financial or other terms from us or otherwise impose restrictions that hinder our ability to further innovate our service offerings. We have particular issues in markets where local content is important and such local content is held by local major labels or even individual artists, making it difficult to obtain such local content at all or on economically favorable terms. In addition, publishers’ fractional ownership of shares of musical compositions may enhance their leverage, as the loss of rights to a major publisher catalog would force us to take down a significant portion of popular repertoire in the applicable territory or territories, which would significantly disadvantage us in such territory or territories. The lack of complete metadata with respect to publisher ownership may also present challenges in taking down all the tracks that include the works of a given publisher. Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on those record labels or copyright owners or other third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service. To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

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
•comply with certain service offering restrictions; and
•comply with certain marketing and advertising restrictions; and comply with certain security and technical specifications.

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

Our royalty payment system is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.

Under our license agreements and relevant statutes, we must pay all required royalties to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the type of content streamed, the country in which it is streamed, the product tier such content is streamed on, revenue generated per product tier, the identity of the license holder to whom royalties are owed, the current size of our user base, our current ratio of Ad-Supported Users to applicable Premium Subscribers (as defined below), the applicability of any most favored nations provisions, and any applicable advertising fees and discounts, among other variables. Additionally, we have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Moreover, for minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have license agreements that include so-called “most favored nations” provisions, which, if triggered, could cause our royalty payments under those agreements to escalate. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms.

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

Certain of our license agreements contain minimum guarantees or require other financial commitments. As of December 31, 2024, we have estimated future financial commitments of €4.4 billion under license agreements for the use of licensed content. Such financial commitments related to our content acquisition costs are not always tied to our revenue and/or user growth forecasts (e.g., number of users, active users, applicable Premium Subscribers (as defined below)) or the number of sound recordings and musical compositions, podcasts, or audiobooks used on our Service. Some of our content costs are related to the amount of content consumed by our users. We may also be subject to financial commitments to rights holders with respect to certain strategic partnerships we enter into that on occasion do not produce all of the expected benefits. Accordingly, our ability to sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased subscription and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements that contain minimum guarantees is frequently between one and three years, but subscribers to our Subscription Offerings ("Premium Subscribers") may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition or retention do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our subscription revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such financial commitments. In addition, the fixed cost nature of these financial commitments may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

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

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions and technologies that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions or technologies; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

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

The success of our business depends on our ability to protect and enforce the intellectual property rights underlying our products and services. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee or third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These measures may only offer limited protection and are constantly evolving to meet the expanding needs of our business. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features, make unauthorized use of original content we make available on our platform, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective. We also develop and use AI technologies; however, the availability of copyright protection for AI-generated materials is uncertain.

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

In March 2019, we filed a complaint against Apple with the European Commission for engaging in certain behaviors that we believe are unlawful and anti-competitive. In June 2020, the European Commission opened a formal investigation into Apple’s conduct. In March 2024, the European Commission found that Apple’s conduct was illegal under the European Union’s antitrust rules and fined Apple €1.84 billion. While the decision marked a historic milestone in our ongoing efforts to stop Apple’s anticompetitive behavior, we cannot assure you that Apple will comply with the decision in ways that materially improve our business. Apple has appealed the decision and we cannot assure you that the courts will uphold it.

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

Moreover, our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our Service must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. For example, the Federal Communications Commission (the “FCC”) in 2018 repealed net neutrality rules, which were designed to ensure that all online content is treated the same by internet service providers. This repeal could permit internet service providers to block or throttle internet content or to impose new fees for access to our products and services. Although the FCC sought to reinstate net neutrality rules in May 2024, a federal court invalidated those rules in January 2025. The European Union (the “EU”) currently requires equal access to internet content, but as part of the EU’s Digital Single Market initiative and the implementation of the European Electronic Communications Code at the national level, EU Member States may impose network security and disability access obligations on “over-the-top” services such as those provided by us. If the FCC’s May 2024 rules are vacated in the pending appeal and state laws fail to provide comparable protections, or if the EU modifies its own open internet rules, internet service providers may be able to limit our users’ ability to access our Service or make it a less attractive alternative to our competitors’ applications, and our business, operating results, and financial condition would be seriously harmed.

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

Techniques used to disrupt operations and gain unauthorized access to systems, data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to our technology infrastructure and systems or to confidential information, including but not limited to proprietary business information and data about our users, business partners, and employees, such as payment card or other personal data. Our products, services, networks, and operations are supported by our own technology and systems and those of third parties, all of which are vulnerable to software bugs, misconfigurations, hacking, malicious code (such as malware, viruses, internet worms, and ransomware), employee theft, malfeasance, break-ins, misuse or error, phishing, password spraying, credential stuffing attacks, denial-of-service or other attacks, and similar disruptions. These risks can cause operational disruptions and/or result in unauthorized access to, corruption, or loss of confidential information such as personal data and intellectual property. We face risks from a range of threat actors that threaten our and our third-party providers’ technology, systems, and confidential information. Third parties have attempted in the past and are expected in the future to attempt to fraudulently induce employees, users, or organizations providing access to systems into disclosing sensitive information or otherwise compromising the confidentiality, integrity, or availability of our technology infrastructure and systems or confidential information, networks, and/or physical facilities. Security issues have arisen in the past, and are expected to arise in the future, in cases where our personnel, agents, or processors fail to follow our policies or otherwise act inappropriately. Given the complexity of our software and tools that we deploy in our IT environment, we regularly identify and track security vulnerabilities but cannot guarantee that patches will be applied comprehensively or before vulnerabilities can be exploited by a threat actor.

We and certain of our third-party providers have experienced cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. Because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to continue to experience cyberattacks and security incidents in the future. Cyberattacks and incidents are expected to accelerate in both frequency and impact as threat actors are becoming increasingly sophisticated in using techniques that circumvent security controls (for example, by leveraging AI), evade detection, and even remove forensic evidence, which means that we may be unable to detect, investigate, contain, or recover from future attacks or incidents in a timely or effective manner. The integration of AI in our, or any critical third party’s, operations, products, or services is expected to pose new or unknown cybersecurity risks and challenges. Moreover, our workforce connects from a mix of physical office space and home options, which presents additional opportunities for threat actors to engage in social engineering and to exploit vulnerabilities in non-corporate networks. We cannot assure you that the systems and processes that we have designed (or that third parties have designed) to protect our data and our users’ data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect operational disruption and security breaches, will provide absolute security, and we may incur significant costs in protecting against or remediating cyberattacks.

Any actual or perceived breach of security or disruptive attack in relation to our or a third party’s systems could expose us to actions by governmental entities (in particular given regulators’ increased focus on companies’ cybersecurity vulnerabilities and risks), data protection authorities, consumers, or others that could result in enforcement, litigation (including class actions), and financial losses, and the public perception of our security measures could be diminished and our reputation harmed, all of which would negatively affect our ability to attract and retain users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. It may be difficult to investigate and remediate such incidents, and delays in understanding the full impact may inhibit our ability to provide timely information to stakeholders. We would also have to expend significant resources to mitigate the breach or attack and upgrade our security systems, and potentially notify affected users and relevant data protection and regulatory authorities. In addition, any losses, costs, or liabilities may not be covered by, or may exceed the coverage limits of, any or all of our applicable insurance policies. A significant data breach or cybersecurity-related disruption experienced by service providers that are critical to our operations and/or are acting as our data processors (i.e., processing personal data on our behalf) would raise similar risks and obligations. Any of these events could have a material adverse effect on our business, operating results, and financial condition and could cause our stock price to drop significantly.

Our products and services are highly technical and may contain undetected errors, misconfigurations, bugs, or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Our products and services are developed, delivered, and maintained through complex technology and third-party software-as-a-service (“SaaS”) solutions that include various software and hardware. By their very nature, software, hardware, and SaaS solutions contain and are susceptible to unintentional and/or undetected errors, misconfigurations, bugs, and other vulnerabilities, including so-called “zero-day” vulnerabilities. These errors, misconfigurations, bugs, and vulnerabilities manifest in any number of ways, including through diminished performance, security incidents, malfunctions, service disruptions, or even permanently disabled products or services. We have a practice of rapidly updating our products and services, and as a result some errors, misconfigurations, bugs, or vulnerabilities in our products may be discovered only after a product or service has been used, and may in some cases be detected only under certain circumstances or after extended use. Additionally, many of our products and services are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors, vulnerabilities, or functionality problems in our products, including rendering our products or services inoperable by some users. Our products and services operate in conjunction with, and we are dependent upon, third-party products and services (such as SaaS solutions), and any error, misconfiguration, bug, or vulnerability in one of these third-party products or services could thwart our users’ ability to access our products and services, present a security risk, and thereby subject us to liability and/or harm our reputation. Additionally, any errors, misconfigurations, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue, impact the stability or accuracy of our user metrics or other estimates, and expose us to claims for damages, any of which could seriously harm our business. Additionally, errors, misconfigurations, bugs, or other vulnerabilities may, either directly or if exploited by third parties, affect our ability to make accurate royalty payments.

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

We rely on our systems and those of third parties to provide our products and services. For instance, Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP, currently rely on GCP for the vast majority of our primary data storage (including personal data of users and audio data licensed from rights holders) and computing, and any transition of our GCP operations to another cloud provider would incur significant time and expense. We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own systems and those of third parties are vulnerable to damage or interruption from natural disasters (such as earthquakes or fires, droughts, flooding, or storms), temperature or precipitation extremes, changes in meteorological patterns, water shortages, power loss, telecommunications failures, cyberattacks, and similar events. Global climate change could increase the intensity or frequency of certain such events. Our own systems and those of third parties are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, war or prolonged conflict, global pandemics and other public health crises, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and unauthorized access to, or alteration of, the content and data contained in our systems or stored by third parties and delivered on our behalf.

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

We are an international company that is registered under the laws of Luxembourg, with offices and employees around the world and our Service available in 184 countries and territories. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws and regulations in different countries that involve matters central to our business, including privacy, data protection, content, intellectual property, advertising and marketing, competition, machine learning and AI, protection of minors, consumer protection, recurring billing, credit card processing, foreign exchange controls, and taxation. These laws and regulations may be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. Additionally, the introduction of new products or services, expansion of our activities in certain jurisdictions, entry into new jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. These laws and regulations, as well as any associated claims, inquiries, or other government actions, may subject us to increased operating costs, delays or impediments in our business activities, diversion of management time and attention, negative publicity and brand damage, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, based on the Directive on Copyright and Related Rights in the Digital Single Market, EU Member States have implemented or are implementing rules, including rules on fair remuneration and obligations on online content-sharing service providers, which could, among other things, impact our costs or the conditions for users to access licensed content. Moreover, countries have introduced various proposals, laws, or regulations relating to author and performer remuneration, including in the form of taxes, payments into cultural funds, or additional remuneration rights, that may impact our business, operating costs, or reputation. The European Commission also is considering changes in net neutrality policy that could permit internet service providers to impose new fees on online service providers like us, in the name of sharing network-related costs, and as previously noted, the FCC currently does not have net neutrality rules in place. In addition, online platforms’ protections from legal liability for content moderation decisions and from claims based on third-party content could change or decrease over the next few years. In particular, if the U.S. Congress or courts limit the immunity provided under Section 230 of the U.S. Communications Act of 1934, as amended by the Communications Decency Act, that could result in increased liability for content moderation decisions and third-party content posted on our Service and higher litigation costs. A number of other regulatory initiatives that have been proposed to tackle the way platforms and digital services providers operate could generate additional operational and technical costs of compliance. In November 2022, the EU Digital Services Act (“DSA”) came into force, and the majority of the DSA’s substantive provisions took effect between 2023 and 2024. Among other requirements, it sets forth rules on potential liability for services for certain types of content and on transparency measures and reporting. The DSA may increase our compliance costs and require changes to our user interfaces, processes, and operations, which may adversely affect our ability to attract, retain, and provide our services to users, and may otherwise adversely affect our business, operations, and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider of obligations under the DSA. Other jurisdictions have enacted, or may seek to enact in the future, regulations that are similar to the DSA or conflict with it. Certain jurisdictions have implemented or are contemplating implementing laws that may negatively impact our Subscription Offerings’ recurring billing structure or our free or discounted trial incentives.

Our use of AI may adversely affect our business operations, reputation, or financial results.

We use AI, including generative AI, and machine learning in our products and services, including in consumer-facing features such as AI DJ. We also make investments in AI and machine learning to improve our advertising and operations and develop new products or new features for existing products. There are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability.

As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various governmental and regulatory agencies around the world. Various jurisdictions are applying, or are considering applying, their intellectual property, cybersecurity, data protection, and other laws to AI and/or are considering or have proposed general legal frameworks on AI. We may not always be able to anticipate how to respond to these frameworks given they are still rapidly evolving. Given the current unsettled nature of the legal and regulatory environment surrounding AI, our AI features and our use, training, and implementation of AI could subject us to new or enhanced governmental or regulatory scrutiny, product restrictions, social and ethical issues, negative consumer perceptions and reputational harm, intellectual property disputes, compliance costs, and other issues, including issues related to cybersecurity and data privacy. AI-related regulations may develop at different rates and inconsistently across jurisdictions, and require us to expend significant resources or cause delays or disruptions to our offerings.

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

As we collect and utilize personal data about our users as they interact with our products and services, we are subject to new and existing laws and regulations that govern our use of user data. We are likely to be required to expend significant effort and capital to ensure ongoing compliance with these laws and regulations. Claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our users and our partners. We may be required to make significant expenditures to resolve such claims, which may include paying monetary damages, financial settlements, and/or fines or other penalties, including by government and data protection authorities.

We are subject to various laws relating to the collection, use, retention, security and transfer of personal data, including the General Data Protection Regulation (“GDPR”) and its UK equivalent (“UK GDPR”), which impose stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, transparency, and cross-border data transfers for entities established in the European Economic Area (“EEA”) or UK, and/or processing personal data of EEA or UK individuals. The GDPR and UK GDPR each impose significant penalties for non-compliance (up to EUR 20 million/£17.5 million, or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher), as well as non-monetary penalties that could adversely affect our business, operations, and financial condition. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes, we could be fined or subject to enforcement action under multiple of those regimes in respect of the same breach. We have been subject to GDPR penalties in the past and may be subject to penalties in the future. Violations of data protection laws may also result in civil claims, including collective action.

We are subject to certain legislation implementing Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), which requires entities to obtain informed and freely given consent for the placement of certain cookies and similar technologies on a user’s device. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. Violations of this regime could result in regulatory investigations and penalties such as fines and/or orders to cease or change our use of such technologies, as well as civil claims including collective action.

On the U.S. state level, over a dozen states have adopted new or modified privacy laws after the initial passage of the California Consumer Privacy Act (“CCPA”). These laws create a patchwork of legislation and regulation that impose various requirements related to, among others, transparency obligations about data collection, use, and sharing practices, restrictions on the “sale” of personal information to third parties, sharing personal data for cross-context behavioral advertising, and data privacy rights for consumers. More states are considering similar legislation, which will continue to create additional compliance obligations and risks.

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

Actual or perceived failure to comply with privacy and cybersecurity laws has in the past and could in the future result in regulatory or governmental investigations. It could also result in enforcement actions requiring us to change or restrict the way we use personal data, obligations on how we protect personal data, significant regulatory fines, or litigation. In addition to statutory enforcement, a data breach has in the past and could in the future lead to compensation claims by affected individuals

(including consumer advocacy groups). It could also lead to negative publicity and a potential loss of business as a result of customers losing trust in us. Such failures could have a material adverse effect on our financial condition and results of operations.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand could harm our business.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Spotify” brand is critical to expanding our base of users and advertisers, as well as continuing to attract creators, and will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products and services, which we may not do successfully. We may introduce new products, services, features, content, or terms of service that our users, creators, licensors, advertisers, or partners do not like, which may negatively affect our brand. Our brand may be impaired by a number of other factors, including a decline in the quality or quantity of the content available on our Service, product or technical performance failures, or other reputational issues. Our brand may also be negatively affected by content on our platform that our users find objectionable, the use of our products or services to create or disseminate content that is deemed to be misleading or intended to manipulate opinions, perceived or actual efforts by governments to censor certain content on our platform, the use of our products for illicit, objectionable, or illegal ends, or our failure to respond appropriately to such uses of our products and services or to otherwise adequately address user concerns. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if users do not have a positive experience using third-party applications or websites integrated with Spotify or that make use of Spotify content or brand features. If we fail to successfully maintain a strong brand, our business could be harmed.

If we are unable to maintain the growth of our user base, we may be required to expend greater resources than we currently spend on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of and sentiment about our brand, which would adversely affect our operating results and may not be effective.

Additionally, we receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, relationships with record labels, music publishers, artists, podcasters, authors, and other creators or copyright owners, content on our Service, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, employee matters, the actions of our advertisers or strategic partners, the actions of our developers or suppliers whose services are integrated with our products or services, the actions of our users, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation and brand. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

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

We have also shared publicly many of our corporate ESG initiatives. Many of our actions or statements depend on certain assumptions, methodologies, or third-party information that we believe to be reasonable but may subsequently be determined to be erroneous, insufficient, or otherwise unaligned with stakeholder expectations. Certain assumptions are necessarily uncertain due to the long timelines involved and the varying approaches to identifying, assessing, addressing, and reporting on ESG matters. Our disclosures on these matters, a failure to satisfy evolving stakeholder expectations for ESG practices and reporting, or a failure to meet our commitments or targets on our established timeline may potentially harm our reputation and impact relationships with certain investors and other stakeholders. In addition, various policymakers, including the EU and the State of California, among others, have adopted, or are considering adopting, requirements for extensive disclosures or adoption of certain corporate practices on climate and/or other ESG matters, which may require us to incur additional costs to comply, including the implementation of significant new internal controls on matters historically not subject to such controls, and impose increased oversight obligations on our management and board. Such rules are not uniform across jurisdictions, which can increase the complexity and cost of compliance, and increase the risk of enforcement or litigation relating to our disclosures. Simultaneously, there are efforts by some stakeholders, including litigation or policy efforts, to reduce companies’ efforts on certain ESG-related matters, which may require us to incur additional costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our business partners and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

We are subject to payments acceptance-related risks.

We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees could require us to either increase the prices we charge for our Subscription Offerings, which could cause us to lose subscribers and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Subscription Offerings, either of which could harm our business, operating results, and financial condition. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In particular, we rely on two third-party service providers, Adyen and PayPal (including Braintree), for the vast majority of our payment processing. Our business could be materially disrupted if either or both of these third-party service providers become unwilling or unable to provide these services to us. If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could potentially be grounds for termination with our payment processors or subject us to fines and penalties from the payment card networks. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ payment method on a timely basis or at all, our business, operating results, and financial condition could be materially adversely affected.

We are also subject to payment card network operating rules and applicable laws governing electronic funds transfers, including, but not limited to, the Payment Card Industry Data Security Standards, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these laws, rules, or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Moreover, if we suffer a security breach affecting payment card information, in addition to being in breach of our payment processing agreements, we could be subjected to fines, penalties, and assessments arising out of state, federal, or other regulatory enforcement, liability to consumers, and we may lose our ability to accept card payments for our services on a go-forward basis.

Further, there is no guarantee that, even if we are in compliance with such rules or requirements, such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions. Certain payment card associations and jurisdictions have proposed or promulgated additional requirements for trial offers for subscription services and subscription services with recurring billing, which may hinder our ability to attract or retain Premium Subscribers.

Under current credit, debit, and payment card practices, we could be liable for fraudulent activity on our transactions. We face the risk of significant losses from this type of fraudulent activity. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could adversely affect our business, reputation, operating results, and financial condition. If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We also accept payments through various payment solution providers, such as telco integrated billings, in-app purchases made within the Spotify app downloaded from the Google Play Store, and prepaid code vendors. These payment solution providers provide services to us in exchange for a fee, which may be subject to change. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors, and also affect the accuracy of our financial reporting.

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

Our financial performance is subject to worldwide economic conditions. To the extent general macroeconomic conditions, including as a result of inflation, changes in interest rates, changes in trade policies, and geopolitical conflicts in Europe and the Middle East, remain uncertain or worsen, our business may be harmed. In particular, economic conditions have and may continue to negatively impact advertising expenditures. As overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business.

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

As of December 31, 2024, we had $1,500 million principal amount of indebtedness as a result of the 0% Exchangeable Senior Notes due 2026 (“Exchangeable Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, operating results, and financial condition by, among other things:

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

The Exchangeable Notes have been designated at fair value through profit and loss using the fair value option in accordance with IFRS. Under this treatment, the exchange feature contained in the Exchangeable Notes is reflected in the overall fair value of the Exchangeable Notes, which is marked-to-market at the end of each reporting period. For each financial statement period while the Exchangeable Notes remain outstanding, a gain or loss will be reported in our consolidated statement of operations to the extent the fair value changes from the end of the previous period, except that changes in fair value due to changes in our credit risk will be presented separately in other comprehensive income. The gains and losses relating to the Exchangeable Notes may be significant. Accordingly, this accounting treatment may subject our reported net income (loss) and our financial position to significant variability. We will reclassify the Exchangeable Notes as a current liability in the first quarter of 2025, which will materially reduce our reported net current assets.

Risks Related to Tax

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, operating results, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. The determination of the provision for income taxes and other tax liabilities involves the interpretation of tax legislation and often the application of significant judgment to complex issues. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves recorded on the balance sheet. We believe that our tax positions, including our assumptions, judgments, and estimates within, are reasonable. However, tax authorities may disagree with our position, including any judgements or estimates used. If any of these tax authorities were successful in challenging our positions, we may be liable for additional tax as well as penalties and interest related thereto in excess of any reserves established, which may have a significant impact on our results and operations and future cash flow.

Our ability to utilize all of our net operating loss carry-forwards or certain other tax attributes may be limited.

We have significant net operating loss carry-forwards in Sweden and in the United States. As of December 31, 2024, we had net operating loss carry-forwards of €37 million in Luxembourg, €870 million in Sweden, €7 million in the United States relating to federal taxes, €231 million in the United States relating to state taxes, €117 million in India, and €43 million in other foreign jurisdictions. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation or elimination in full or part if there is an ownership or control change within the meaning of Chapter 40, paragraphs 10-14 of the Swedish Income Tax Act. Specifically, the treatment of the beneficiary certificates first issued in February 2018 is unclear in certain respects under the Swedish Income Tax Act. If our issuance of, or any transactions involving, the beneficiary certificates or other instruments were to be deemed to have constituted an ownership or control change, our ability to use our net operating loss carry-forwards may be limited or eliminated.

In addition, in the United States, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change, as defined by Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Since our formation, we have raised capital through the issuance of capital stock on several occasions, and we may continue to do so in the future, which, combined with our current or future shareholders’ disposition of ordinary shares, may have resulted, or may result, in such an ownership change. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.

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

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the year ended December 31, 2024, we recorded a social cost expense related to share-based compensation of €291 million compared to a €71 million expense for the year ended December 31, 2023.

When the fair market value of our ordinary shares increases on a quarter-to-quarter basis, the accrued expense for social costs will increase, and when the fair market value of ordinary shares falls, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and the average exercise price remaining constant. The fair market value of our ordinary shares has been and will likely continue to be volatile. As a result, the accrued expense for social costs may fluctuate significantly from quarter to quarter, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the Company, and as a result, the price for our ordinary shares.

Approximately 18% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options or the vesting of our restricted stock units (“RSUs”). They accounted for a total of 727,749 in vested options as of December 31, 2024 compared to a total of 1,651,217 in vested options as of December 31, 2023. We cannot accurately predict how many of their vested options will remain outstanding. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

Given our levels of share-based compensation, our tax expense may vary significantly depending on our share price.

The tax effects of the accounting for share-based compensation may significantly impact our tax expense in the consolidated statement of operations from period to period. When the tax deduction related to equity compensation in the period is greater than the accounting expense for those awards, the resulting excess tax benefits will be presented in equity. This means that although these excess benefits reduce our taxable income and our current tax liability, the benefit is reflected in equity rather than in the consolidated statement of operations. There can be periods when our current tax liability is nil but we disclose an income tax expense in the consolidated statement of operations (with an offsetting credit in equity).

These tax effects are dependent on our share price and level of exercises in a period, which we do not control and which could significantly impact our tax expense and adversely affect our operating results.

Changes to tax laws in any of the jurisdictions in which we operate, including new proposals on taxing digital companies and the ongoing work by the Organization for Economic Cooperation and Development (the “OECD”), could have a material adverse effect on our business, operating results, and financial condition.

Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. Governments and organizations such as the EU and the OECD are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. For example, a number of jurisdictions around the world have enacted or are considering changes to the existing framework to calculate income and non-income based taxes, including revenue-based taxes such as digital services taxes and other targeted taxes that may apply to our business. Additionally, the change in administration in the U.S. as a result of the recent elections may make it more likely that there will be meaningful changes in tax law, including but not limited to the recent signaling of the U.S.’s intention to withdraw from the OECD’s two-pillar agreement and related actions. It is not possible to foresee what impact, if any, such changes may have on Spotify.

Over the last few years, the OECD has been discussing fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (referred to as “Pillar One” and “Pillar Two” respectively). Discussions on Pillar One are ongoing. The proliferation of digital services taxes and similar taxes, which are generally revenue-based tax measures, may continue unless broader international tax reform is implemented. The OECD and participating countries continue to issue administrative guidance related to Pillar Two. A growing number of countries have meanwhile enacted, are in the process of enacting, or are considering domestic legislation to implement Pillar Two. Luxembourg enacted such legislation at the end of 2023, with application as of January 1, 2024.

Many of the types of changes described above, if and when agreed and enacted by various countries in which we do business, may increase our tax liability. Changes in profitability in the jurisdictions in which we operate could have a substantial impact on our tax obligations. The timing and ultimate impact of any such changes on our tax obligations is uncertain.

Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our business, operating results, and financial condition, including changing the amount and recognition of our current and deferred tax assets and liabilities.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2024, nor that we will be a PFIC in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each holder of our ordinary shares should consult such holder’s tax advisor as to the potential effects of the PFIC rules.

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

The trading price of our ordinary shares has been and is likely to continue to be volatile. In 2024, the closing price of our ordinary shares ranged from $187.94 to $502.38. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:

•variations in our results of operations, including our MAUs, Premium Subscribers, revenue, gross margin, and operating income;
•variations between our actual results of operations and the expectations of securities analysts, investors, and the financial community and the accuracy of our financial guidance or projections;
•our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;
•the overall performance of the equity markets, including fluctuations due to general macroeconomic uncertainty or market sentiment;
•publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and
•sales or expected sales, or repurchases or expected repurchases, of our ordinary shares by us, and our officers, directors, and significant shareholders.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. Price volatility over a given period may cause the average price at which the Company repurchases its ordinary shares to exceed the trading price at a given point in time. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

Provisions in our articles of association and the issuance of beneficiary certificates may delay or prevent our acquisition by a third party.

Our articles of association contain provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors and, if required, our shareholders. These provisions may also delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. The provisions include, among others, the authorization granted by the general meeting of shareholders to our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide for a maximum period of five years after the date of the relevant general meeting approving such authorization. The general meeting may amend, renew, or extend such authorized share capital and such authorization to the board of directors to issue ordinary shares.

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

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. As of December 31, 2024, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 29.1% and 41.6% of the combined voting power of all of our outstanding voting securities, respectively (or 70.7% in the aggregate). See “Item 7.A. Major Shareholders.” We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business.

As a result of this ownership or control of our voting securities, if our founders act together, they will have control over the outcome of substantially all matters submitted to our shareholders for approval, including the election of directors. This may delay or prevent an acquisition by a third party or cause the trading price of our ordinary shares to decline. Our founders may have interests different from yours. Therefore, the concentration of voting power among our founders may have an adverse effect on the price of our ordinary shares.

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate.

Finally, we cannot predict whether the issuance of additional beneficiary certificates will result in a lower or more volatile trading price of our ordinary shares or result in adverse publicity or other adverse consequences. For example, we cannot predict if we would be excluded from major stock market indexes as a result of the issuance of beneficiary certificates. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our ordinary shares less attractive to other investors. As a result, the trading price of our ordinary shares could be adversely affected.

Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and are permitted to publicly disclose less information than U.S. companies must. This may limit the information available to holders of the ordinary shares.

We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulates disclosure obligations and procedural requirements related to the solicitation of proxies, consents, or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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
We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our registered office is located at 33 Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg, and our principal operational office is located at Regeringsgatan 19, 111 53 Stockholm, Sweden. Our agent for U.S. federal securities law purposes is Spotify USA Inc., 150 Greenwich Street, 63rd Floor, New York, New York 10007.
B. Business Overview
We are the world’s most popular audio streaming subscription service with a community of 675 million MAUs and 263 million Premium Subscribers across 184 countries and territories as of December 31, 2024.
Spotify has transformed the way people access and enjoy music, podcasts, and audiobooks. Today, millions of people around the world have access to over 100 million music tracks and 6.5 million podcast titles through Spotify whenever and wherever they want. In select markets, over 350,000 audiobooks are available for à la carte purchase and eligible Premium Subscribers receive a specified number of hours of access a month to a subscriber catalog containing more than 200,000 audiobooks.
Since our founding in 2006, we have transformed the music industry by allowing users to move from a “transaction-based” experience of buying and owning music to an “access-based” model, which allows users to stream music on demand. Since 2019, we expanded our podcast offerings and helped advance the growth of the podcast industry by making significant investments in content, giving podcasters scale via our large user base established in music, and enhancing the podcast discovery experience. Since 2022, we further expanded our offerings to help drive audiobook adoption among our users and grow the earnings potential of authors, including by bringing elements of our revolutionary music access model to the audiobooks landscape.
We are actively investing in other forms of content to complement the music library available through our platform, including video. We believe offering a more diverse selection of content will lead to a more enriching experience and higher user engagement.
Every day, fans from around the world trust our brand to guide them to entertainment that they would never have discovered on their own. If discovery drives customer satisfaction, and customer satisfaction drives engagement, and engagement drives discovery, we believe Spotify wins and so do our users. Our brand reflects culture—and occasionally creates it—by turning vast and intriguing listening data into compelling stories that remind people of the role music, podcasts, and other content play in their lives and encourage new fans to join Spotify each week.
We continue to build a two-sided marketplace for users and creators, which leverages our platform relationships, data analytics, and software. We have been instrumental in reshaping the way in which our users enjoy, discover, and share audio content. With our marketplace strategy, we are empowering creators by offering unique insights and developing new tools designed to give creators more power and control and by unlocking new monetization opportunities for creators and more ways to connect with fans. Spotify is uniquely positioned to offer creators and fans access to one another, and to provide creators with analytics and tools to help them better understand their fans, to support themselves, and to effectively monetize their creative work.
Our Business Model
We offer both Premium and Ad-Supported Services to our customers. Our Premium and Ad-Supported Services live independently, but thrive together. We believe this business model has allowed us to achieve scale with attractive unit economics and is a critical part of our success. Our Ad-Supported Service serves as a funnel, driving a significant portion of our total gross added Premium Subscribers. We believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue.
We are currently in 184 countries and territories. On a geographic basis, all four of our major regions are growing. Europe is our largest region with 181 million MAUs, accounting for 27% of our total MAUs as of December 31, 2024, an increase of 7% from the prior year. In our North America region, MAUs increased by 4% from December 31, 2023 to December 31, 2024 and now account for 17% of our MAUs. Our two fastest growing regions are Latin America, with 22% of our MAUs, an increase of 14% from December 31, 2023 to December 31, 2024, and the rest of the world, with 34% of our MAUs, an increase of 20% from December 31, 2023 to December 31, 2024.
Our Ad-Supported Users and Premium Subscribers spend significant time engaging with our Service. Combined, our audience streamed 190 billion hours of content for the year ended December 31, 2024, an increase of 15% compared to the year ended December 31, 2023.
Premium Service
Our Premium Service provides users with unlimited online and offline high-quality streaming access to our catalog of music and podcasts. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to our catalog of audiobooks. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices. The Premium Service offers a music listening experience without commercial breaks.
As part of our Subscription Offerings, we also offer a Basic plan to eligible users in select markets that provides certain benefits of the Premium Service without the monthly audiobook listening time and an Audiobook Access Tier in the U.S. that provides specified hours of audiobook access a month without all of the benefits of the Premium Service.
We generate revenue for our Premium segment through the sale of subscriptions to the Subscription Offerings. The Subscription Offerings are primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services.
We offer a variety of subscription pricing plans for our Premium Service and Basic plan, including our Standard Plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription. Our Duo Plan consists of one primary subscriber and one additional sub-account, allowing up to two Premium Subscribers per Duo Plan subscription.
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded payment options.
Revenue from our Premium segment is a function of the price of our Subscription Offerings and the number of subscribers who subscribe to our Subscription Offerings. As of December 31, 2024 and 2023, we had 263 million and 236 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth is also driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
Ad-Supported Service
Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, mobile devices, and other smart devices. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand impressions (“CPM”) basis and are evidenced by contracts that specify the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period (“Insertion Order”). Additionally, we generate revenue through arrangements with certain advertising automated exchanges, an internal self-serve platform, and advertising marketplace programs to distribute advertising inventory for purchase on an auction or fixed CPM basis. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.
Revenue from our Ad-Supported segment is dependent primarily on the number and hours of engagement of our Ad-Supported Users and podcast listeners and our ability to provide innovative advertising products that are relevant to those users and enhance returns for our advertising partners. Revenue is generally recognized based on the number of impressions delivered.
Our advertising strategy centers on the belief that advertising products that are based in music and podcasts and are relevant to Ad-Supported Users and podcast listeners can enhance user experiences and provide even greater returns for advertisers. We have historically introduced, and continue to introduce, new advertising products across both music and podcast content. Offering advertisers additional ways to purchase advertising on an automated basis is a key way that we continue to expand our portfolio of advertising products and the number of advertisers we can serve, enhancing our advertising revenue potential. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.
The Spotify Audience Network (“SPAN”) is an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Spotify for Creators. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Most of these agreements require us to share associated revenues and can include minimum guarantees.
In addition, certain of our two-sided marketplace offerings result in advertising revenues.
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

Sound Recording License Agreements with Major and Independent Record Labels
We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of hundreds of independent record labels. These agreements require us to pay royalties. They also often include marketing commitments, advertising inventory, financial and data reporting obligations, and numerous prescriptions about the manner in which the Spotify service is operated. Rights to sound recordings granted pursuant to these agreements accounted for approximately 71% of streams of audio content delivered by record labels for the year ended December 31, 2024. Generally, these license agreements have a multi-year duration, are not automatically renewable, and apply worldwide. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to pay sums due within a certain period, our breach of material terms, and in some situations that could constitute a “change of control” of Spotify. These agreements provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, some agreements contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with other record labels. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Financial commitments required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”
We also have direct license agreements with hundreds of independent labels, as well as companies known as “aggregators” (for example, CDBaby, Distrokid, and TuneCore). The majority of these agreements have a multi-year duration, are generally automatically renewable, and apply worldwide, but others, with local repertoire, are limited to specific territories. These agreements have financial and data reporting obligations and audit rights.
We also offer marketplace programs, some of which may result in a discounted recording royalty rate.

Musical Composition License Agreements with Music Publishers
We generally obtain licenses for two types of rights with respect to musical compositions: mechanical rights and public performance rights.
With respect to mechanical rights, in the United States, the rates that the Copyright Royalty Board set apply to compositions that we license under the compulsory license in Section 115 of the Copyright Act. In January 2021, we obtained a new blanket compulsory license available under U.S. law, administered by an entity called the Mechanical Licensing Collective. The Copyright Royalty Board set the rates for the Section 115 compulsory license for calendar years 2018 to 2022 in proceedings known as the “Phonorecords III” proceedings. In August 2023, the Copyright Royalty Board issued final regulations for the Phonorecords III period. The Copyright Royalty Board set the rates for the Section 115 blanket compulsory license for calendar years 2023 to 2027 in proceedings known as the “Phonorecords IV” proceedings. In December 2022, the Copyright Royalty Board issued final regulations for the Phonorecords IV period. Royalty rates beginning on January 1, 2028 may differ from those in effect today and are subject to change as part of future Copyright Royalty Board proceedings.
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

Podcast License Agreements with Podcasters and Podcast Networks

With respect to podcasts in both audio-only and video formats that we license from others, we either negotiate licenses directly with individuals or entities or obtain rights through our owned and operated services, such as Spotify for Creators, that enable creators to distribute content to our Service after agreeing to comply with the applicable terms and conditions. With respect to podcasts in both audio-only and video formats that we produce or commission, we typically enter into multi-year commitments. Payment terms for content that we produce or commission will often require partial payments in advance of complete delivery of content. Some of the agreements relating to either licensed or original content also include financial participations, which may require us to share portions of certain associated revenues.

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
•companies that offer advertising inventory and opportunities, including large online advertising platforms and networks such as Alphabet, Meta, Amazon, Microsoft, Snap, Pinterest, iHeartMedia, and Pandora.

With respect to each of these categories (and potentially in additional categories as we innovate our existing offerings and/or introduce new products and services), we face significant competition from these companies and from emerging technologies. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—We face and will continue to face significant competition for users, their time, and advertisers.” In addition to competing directly with other providers of music, podcasts, and audiobooks listed above, we also compete for customers’ time and attention with a broad array of other media platforms.
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

Talent Development

We enable and empower our employees’ growth by offering a number of learning opportunities through a variety of platforms and delivery methods, including face-to-face sessions, virtual and online sessions, and coaching. We host onboarding events and programs for new employees to learn about Spotify and how to grow their careers at Spotify. We provide development opportunities for both new and seasoned managers to learn how to lead, inspire their direct reports and peers, and shape organizational culture. We also invest heavily in team development to promote the best conditions for leaders and employees to learn and execute. With the help of our internal talent marketplace, we also offer learning opportunities on the job by connecting employees with projects, jobs, and mentorships to support our internal mobility efforts. In our semi-annual development talks, managers and employees set a development plan for future development opportunities specific to each individual.

Compensation and Benefits
We provide competitive compensation for our employees and a range of flexible benefits, including a tailored incentive mix program, giving our employees the flexibility to choose the incentive mix that best works for them, an industry-leading parental leave policy, flexible public holidays, and one full day of paid time off a year for our employees to give back to social causes of their choice. We continue to embrace our Work from Anywhere program adopted in 2021 that allows most employees to elect their work location from physical office space, a co-working space, or at home.

Health, Safety, and Wellness
We provide our employees and their families with robust healthcare benefits and a variety of mental health and wellness programs. Through Heart & Soul, our global mental health initiative, we focus on raising awareness and building knowledge, enabling self-care and professional support, and normalizing the conversation around mental health issues.

Equity, Diversity and Impact
Our Equity, Diversity and Impact (“EDI”) efforts focus on pay equity, fairness, and equal access to career growth opportunities. EDI not only contributes to a workplace where everyone can thrive but also powers innovation and helps bring our values to life. During 2024, we continued our efforts to build a team that attracts, grows, and retains talent from all backgrounds. To do this, we embedded inclusion mindset content into our manager training program, co-designed a fair and transparent process for hiring homegrown talent, and continued to support Belonging Groups that are open to all employees and help foster belonging and inclusion for our employees.
See “Item 6.D. Employees” for more information about our employees.

Environmental Sustainability
We strive to be part of the solution for addressing the climate crisis through our operations. Our approach focuses on two main areas of impact—reducing our greenhouse gas (“GHG”) emissions and using our platform to inspire and support climate engagement and action among creators and listeners.

As a digital platform, the majority of our GHG emissions are Scope 3, which means they fall outside our direct control. We are teaming up with key partners, industry associates, and academic institutions to drive initiatives to reach our long-term goal of net zero emissions by the end of 2030 by identifying levers to reduce our climate impact.
We also continue to leverage our platform to raise awareness of the climate crisis by creating climate change content as well as curating content to make climate-related content more accessible to users.
As we execute our sustainability initiatives, we expect to incur additional costs. Timing and investments to implement our sustainability initiatives are subject to uncertainties. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We are subject to risks associated with increased scrutiny of environmental, social, and governance matters.”
C. Organizational Structure
The Company’s principal subsidiaries as at December 31, 2024 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	U.K.
Spotify Spain S.L.	Sales, marketing, and other support services	100%	Spain
Spotify GmbH	Sales, marketing, and other support services	100%	Germany
Spotify France SAS	Sales, marketing, and other support services	100%	France
Spotify Canada Inc.	Sales, marketing, and other support services	100%	Canada
Spotify Australia Pty Ltd	Sales, marketing, and other support services	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales, marketing, and other support services	100%	Brazil
Spotify Japan K.K.	Sales, marketing, and other support services	100%	Japan
Spotify India LLP	Sales, distribution, and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales, marketing, and other support services	100%	Mexico
Spotify Singapore Pte Ltd.	Sales, marketing, and other support services	100%	Singapore
Spotify Italy S.r.l.	Sales, marketing, and other support services	100%	Italy
D. Property, Plant and Equipment
Spotify’s principal operational offices are located in Stockholm, Sweden and New York, New York, comprising approximately 485,000 and 594,000 square feet of office space, respectively, with lease terms expiring by December 2028 and April 2034, respectively. Currently, we occupy approximately 226,000 and 378,000 square feet of these offices, respectively. The remaining space has been vacated and is intended for sublease, with certain portions already subleased. We also lease regional offices in Los Angeles, California; Miami, Florida; Boston, Massachusetts; Minneapolis, Minnesota; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in other jurisdictions, including Argentina, Australia, Belgium, Brazil, Canada, Denmark, France, Germany, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Mexico, Netherlands, Singapore, South Africa, Spain, Taiwan, the United Arab Emirates, and the United Kingdom.
During 2023, as a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the “Office Space Optimization Initiative”), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces. As a result of this initiative, during the years ended December 31, 2024 and 2023, we recognized non-cash impairment charges of €43 million and €123 million, respectively, which represents the write-down of these real estate assets, including lease right-of-use assets and property and equipment. See Note 3 and Note 10 to our consolidated financial statements included elsewhere in this report for additional information.
We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.
Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
For discussion related to our financial condition, changes in financial condition, and results of operations for 2023 compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 8, 2024.
Overview
We are the world’s most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 675 million MAUs and 263 million Premium Subscribers as of December 31, 2024.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers grew 11% year-over-year as of December 31, 2024 to 263 million. Our 675 million MAUs grew 12% year-over-year as of December 31, 2024.
Audiobooks
The Company continued to expand the availability of audiobooks on our Premium Service. Currently, audiobooks are available for eligible Premium Subscribers in 10 markets. On March 1, 2024, the Company also launched an Audiobook Access Tier in the U.S., offering Ad-Supported Users specified hours of audiobook access a month. During the second quarter of 2024, the Company also launched a Basic plan to eligible users in select markets, offering certain benefits of the Premium Service without the monthly audiobook listening time.
Impairment of real estate assets
As a result of the Office Space Optimization Initiative, during the years ended December 31, 2024 and 2023, we recognized non-cash impairment charges of €43 million and €123 million, respectively, which represents the write-down of these real estate assets, including lease right-of-use assets, leasehold improvements and property and equipment. See Note 3 and Note 10 to our consolidated financial statements included elsewhere in this report for further details.
Current macroeconomic environment
The global macroeconomic environment continues to be uncertain, reflecting the impacts of inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty. We will continue to actively monitor and respond accordingly to the macroeconomic environment.
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
Premium
Our Premium Service provides users with unlimited online and offline high-quality streaming access to our catalog of music and podcasts. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to our catalog of audiobooks. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices. The Premium Service offers a music listening experience without commercial breaks.
As part of our Subscription Offerings, we also offer a Basic plan to eligible users in select markets that provides certain benefits of the Premium Service without the monthly audiobook listening time and an Audiobook Access Tier in the U.S. that provides specified hours of audiobook access a month without all of the benefits of the Premium Service.
We generate revenue for our Premium segment through the sale of subscriptions to the Subscription Offerings. The Subscription Offerings are primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services.
We offer a variety of subscription pricing plans for our Premium Service and Basic plan, including our Standard Plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription. Our Duo Plan consists of one primary subscriber and one additional sub-account, allowing up to two Premium Subscribers per Duo Plan subscription.
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded payment options.
Revenue from our Premium segment is a function of the price of our Subscription Offerings and the number of subscribers who subscribe to our Subscription Offerings. As of December 31, 2024 and 2023, we had 263 million and 236 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth is also driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
The rate of net growth in Premium Subscribers is also affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. New features and functionality have helped increase Premium Subscriber engagement over time. From a product perspective, while our Family Plan, Duo Plan, and our Student Plan have lower price points per Premium Subscriber than our Standard plan, each of these Plans has aided retention across the Premium Service.
Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices. We have found that Premium Subscribers who access our Service through multiple devices have higher engagement and lower churn, which increases their expected lifetime value to Spotify.
Ad-Supported
Our Ad-Supported Service has no subscription fees and generally provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online access to our catalog of podcasts on their computers, tablets, mobile devices, and other smart devices. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand impressions (“CPM”) basis and are evidenced by contracts that specify the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period (“Insertion Order”). Additionally, we generate revenue through arrangements with certain advertising automated exchanges, an internal self-serve platform, and advertising marketplace programs to distribute advertising inventory for purchase on an auction or fixed CPM basis.
Revenue from our Ad-Supported segment is dependent primarily on the number and hours of engagement of our Ad-Supported Users and podcast listeners and our ability to provide innovative advertising products that are relevant to those users and enhance returns for our advertising partners. Revenue is generally recognized based on the number of impressions delivered.
Our advertising strategy centers on the belief that advertising products that are based in music and podcasts and are relevant to Ad-Supported Users and podcast listeners can enhance user experiences and provide even greater returns for advertisers. We have historically introduced, and continue to introduce, new advertising products across both music and podcast content. Offering advertisers additional ways to purchase advertising on an automated basis is a key way that we continue to expand our portfolio of advertising products and the number of advertisers we can serve, enhancing our advertising revenue potential. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.
The Spotify Audience Network (“SPAN”) is an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Spotify for Creators. Through SPAN, we provide hosting and ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Most of these agreements require us to share associated revenues and can include minimum guarantees.
In addition, certain of our two-sided marketplace offerings result in advertising revenues.
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
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, audiobook publishers, and other rights holders, for the right to stream content to our users. Music royalties are typically calculated monthly based on the combination of a number of different variables. Generally, Subscription Offering music royalties are based on the greater of a percentage of relevant revenue and a per user amount. Music royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a track is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as our Family Plan, Duo Plan, and Student Plan. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of applicable Premium Subscribers, the ratio of Ad-Supported Users to applicable Premium Subscribers, and/or the rates of applicable Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to unrecouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials. Royalties payable in relation to audiobook licenses are generally consumption-based.
Cost of revenue also includes the cost of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. Certain fixed fees to access content are recorded on a straight-line basis over the applicable license period. We make payments to podcast publishers, whose content we monetize through advertising sales in SPAN, which are also included in cost of revenue.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 9%, 13%, and 12% of our total revenue in each of 2024, 2023, and 2022, respectively. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new and existing advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.
Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, the cost of working with content creators and rights holders to promote the availability of new releases on our platform, and the costs of providing free trials. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors’ and officers’ liability insurance, and director fees.
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
MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, although we strive to detect and minimize non-bona fide accounts that may typically be created in an attempt to artificially stream content, they may contribute, from time to time, to an overstatement in our reported MAUs. Our MAUs in the tables below are inclusive of Ad-Supported Users who may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under “Item 3.D. Risk Factors” included elsewhere in this report.
The table below sets forth our MAUs as of December 31, 2024, 2023, and 2022.

	As of December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in millions, except percentages)
MAUs	675	602	489	73	12%	113	23%
MAUs were 675 million as of December 31, 2024. This represented an increase of 12% from the preceding fiscal year. MAUs increased due to our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued user engagement and customer satisfaction.
Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for the Subscription Offerings. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers include subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of December 31, 2024, 2023, and 2022.

	As of December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in millions, except percentages)
Premium Subscribers	263	236	205	27	11%	31	15%
Premium Subscribers were 263 million as of December 31, 2024. This represented an increase of 11% from the preceding fiscal year. Our free trial offers and global campaigns were meaningful contributors of total gross additions in Premium Subscribers, while our Family Plan also accounted for a significant portion of gross additions in Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.
The table below sets forth our Ad-Supported MAUs as of December 31, 2024, 2023, and 2022.

	As of December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in millions, except percentages)
Ad-Supported MAUs	425	379	295	46	12%	84	28%
Ad-Supported MAUs were 425 million as of December 31, 2024. This represented an increase of 12% from the preceding fiscal year. Ad-Supported MAUs increased due to our continued investment in driving the growth of our Ad-Supported Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium ARPU is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.
The table below sets forth our average Premium ARPU for the years ended December 31, 2024, 2023, and 2022.

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
Premium ARPU	€4.69	€4.39	€4.52	€0.30	7%	€(0.13)	(3)%
For the year ended December 31, 2024, Premium ARPU was €4.69. This represented an increase of 7% from the preceding fiscal year. The increase of €0.30 was primarily driven by price increases resulting in an increase in Premium ARPU of €0.49, partially offset by changes in product and market mix, decreasing Premium ARPU by €0.12, as well as unfavorable movements in foreign exchange rates, decreasing Premium ARPU by €0.07.
The table below sets forth our average Premium ARPU for the quarters ended December 31, 2024, 2023, and 2022.

	Three months ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
Premium ARPU	€4.85	€4.60	€4.55	€0.25	5%	€0.05	1%
For the quarter ended December 31, 2024, Premium ARPU was €4.85. This represented an increase of 5% year-over-year. The increase of €0.25 was primarily driven by price increases resulting in an increase in Premium ARPU of €0.39, partially offset by changes in product and market mix, decreasing Premium ARPU by €0.11.

A. Operating Results
Revenue

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Premium	13,819	11,566	10,251	2,253	19%	1,315	13%
Ad-Supported	1,854	1,681	1,476	173	10%	205	14%
Total	15,673	13,247	11,727	2,426	18%	1,520	13%
Premium revenue
For the years ended December 31, 2024 and 2023, Premium revenue comprised 88% and 87%, respectively, of our total revenue. For the year ended December 31, 2024, as compared to 2023, Premium revenue increased by €2,253 million or 19%. The increase was due primarily to an increase in the number of Premium Subscribers and an increase in Premium ARPU of 7%, as noted above.
Ad-Supported revenue
For the years ended December 31, 2024 and 2023, Ad-Supported revenue comprised 12% and 13%, respectively, of our total revenue. For the year ended December 31, 2024, as compared to 2023, Ad-Supported revenue increased by €173 million or 10%. This increase was due primarily to growth in music impressions sold which increased revenue in our direct and programmatic channels as well as our self-serve platform by €114 million. Ad sales from podcasts, and growth in marketplace programs, also increased revenue by €58 million for the year ended December 31, 2024.
Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, as well as movement in the Argentine Peso, for the year ended December 31, 2024, as compared to 2023, had an unfavorable net impact on our revenue. We estimate that total revenue for the year ended December 31, 2024 would have been approximately €243 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2023.
Cost of revenue

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Premium	9,324	8,231	7,355	1,093	13%	876	12%
Ad-Supported	1,625	1,619	1,446	6	—%	173	12%
Total	10,949	9,850	8,801	1,099	11%	1,049	12%
Premium cost of revenue
For the year ended December 31, 2024, as compared to 2023, Premium cost of revenue increased by €1,093 million, or 13%, and Premium cost of revenue as a percentage of Premium revenue decreased from 71% to 67%. The increase in Premium cost of revenue was driven primarily by increases in Premium revenue driving increases in music royalties as well as an increase in audiobook licensing costs, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €1,078 million. Additionally, there was an increase in payment processing fees of €40 million. The year ended December 31, 2024 included a charge of €19 million related to a regulatory contribution, for which there were no material comparable charges during the year ended December 31, 2023.

Ad-Supported cost of revenue
For the year ended December 31, 2024, as compared to 2023, Ad-Supported cost of revenue increased by €6 million, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 96% to 88%. The increase was driven primarily by an increase in advertising revenue and the volume of streams driving increases in music royalties, partially offset by benefits from certain marketplace programs, resulting in higher royalty costs of €62 million. Additionally, there was an increase of €8 million related to impairment of real estate assets. These increases were partially offset by a reduction in podcast production and personnel costs of €28 million. Additionally, the year ended December 31, 2023 included €49 million of strategic realignment and reorganization costs relating to the write-off of content assets, contract termination and other related costs, and employee severance, for which there were no material comparable charges during the year ended December 31, 2024.
Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, as well as movement in the Argentine Peso, for the year ended December 31, 2024, as compared to 2023, had a favorable net impact on our cost of revenue. We estimate that total cost for the year ended December 31, 2024 would have been approximately €181 million higher, if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2023.
Gross profit and gross margin

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Gross profit
Premium	4,495	3,335	2,896	1,160	35%	439	15%
Ad-Supported	229	62	30	167	269%	32	107%
Consolidated	4,724	3,397	2,926	1,327	39%	471	16%
Gross margin
Premium	33%	29%	28%
Ad-Supported	12%	4%	2%
Consolidated	30%	26%	25%
Premium gross profit and gross margin
For the year ended December 31, 2024, as compared to 2023, Premium gross profit increased by €1,160 million and Premium gross margin increased from 29% to 33%. Premium gross margin increased due primarily to revenue growth outpacing music royalty costs and audiobook licensing costs, and benefits from certain marketplace programs. Additionally, the increase in gross margin was supported by a reduction in streaming delivery costs during the year ended December 31, 2024.
Ad-Supported gross profit and gross margin
For the year ended December 31, 2024, as compared to 2023, Ad-Supported gross profit increased by €167 million to a gross profit of €229 million, and Ad-Supported gross margin increased from 4% to 12%. The increase in Ad-Supported gross margin was due primarily to the strategic realignment and reorganization costs incurred during the year ended December 31, 2023, for which there were no material comparable reorganization charges during the year ended December 31, 2024. Ad-supported gross margin also increased due to a reduction in podcast production and personnel costs, growth in benefits from certain marketplace programs, and a reduction in streaming delivery costs during the year ended December 31, 2024.

Consolidated Operating Expenses
Research and development

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Research and development	1,486	1,725	1,387	(239)	(14)%	338	24%
As a percentage of revenue	9%	13%	12%
For the year ended December 31, 2024, as compared to 2023, research and development costs decreased by €239 million, or 14%. There were employee severance costs of €119 million during the year ended December 31, 2023 for which there were no material comparable charges for the year ended December 31, 2024. The decrease was also due to a decrease in personnel-related costs of €106 million that included salaries and other employee benefits as a result of decreased headcount during the year ended December 31, 2024. In addition, there was a decrease in impairment charges on real estate assets of €66 million and a decrease in share-based compensation of €43 million. Additionally, there was a decrease of €12 million in IT related costs, and a decrease of €10 million in costs for external contractors. These decreases were partially offset by an increase of €150 million in social costs due primarily to changes in share price movements.
Sales and marketing

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Sales and marketing	1,392	1,533	1,572	(141)	(9)%	(39)	(2)%
As a percentage of revenue	9%	12%	13%
For the year ended December 31, 2024, as compared to 2023, sales and marketing expense decreased by €141 million, or 9%. There were employee severance costs of €44 million during the year ended December 31, 2023 for which there were no material comparable charges for the year ended December 31, 2024. The decrease was also due to a decrease in personnel-related costs of €36 million that included salaries and other employee benefits as a result of decreased headcount during the year ended December 31, 2024. In addition, there was also a decrease in advertising costs of €64 million and a decrease in impairment charges on real-estate assets of €12 million. These decreases were partially offset by an increase of €41 million in social costs due primarily to changes in share price movements.
General and administrative

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
General and administrative	481	585	626	(104)	(18)%	(41)	(7)%
As a percentage of revenue	3%	4%	5%
For the year ended December 31, 2024, as compared to 2023, general and administrative expense decreased by €104 million or 18%. There were employee severance costs of €34 million during the year ended December 31, 2023 for which there were no material comparable charges for the year ended December 31, 2024. The decrease was also due to a decrease in personnel-related costs of €28 million that included salaries and other employee benefits as a result of decreased headcount during the year ended December 31, 2024. There was also a decrease of €13 million related to depreciation of real-estate assets and other facilities costs and a decrease in impairment charges on real-estate assets of €12 million. These decreases were partially offset by an increase of €28 million in social costs due primarily to changes in share price movements.

Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, interest income on our finance lease receivables, dividends received on our long term investments, and foreign currency gains.

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Finance income	328	161	421	167	104%	(260)	(62)%
As a percentage of revenue	2%	1%	4%
For the year ended December 31, 2024, as compared to 2023, finance income increased by €167 million. The increase was due primarily to an increase in interest income of €86 million and an increase of €53 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. The year ended December 31, 2024 also included dividend income of €19 million related to our long term investments, with no such amount recognized within finance income during the year ended December 31, 2023.
Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, and foreign currency losses.

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Finance costs	(352)	(220)	(132)	(132)	60%	(88)	67%
As a percentage of revenue	(2)%	(2)%	(1)%
For the year ended December 31, 2024, as compared to 2023, finance costs increased by €132 million. The increase was due primarily to an increase in fair value movements on the Exchangeable Notes of €141 million and an increase in fair value movements on the warrants of €26 million. These increases were offset by a decrease of €29 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.
Income tax expense

	Year ended December 31,			Change
	2024	2023	2022	2024 vs. 2023		2023 vs. 2022
	(in € millions, except percentages)
Income tax expense	203	27	60	176	652%	(33)	(55)%
As a percentage of revenue	1%	—%	1%
For the year ended December 31, 2024, income tax expense was €203 million, as compared to income tax expense of €27 million for the year ended December 31, 2023. The increase of €176 million was primarily related to the increase in taxable profits of subsidiaries of the Company and does not reflect a €148 million excess tax benefit of share-based compensation deductions recognized in equity. The tax charge in 2024 also includes a net benefit of €43 million from the recognition of deferred tax assets in Sweden partway through the year, some of which have subsequently been realized. The net deferred tax benefit in 2023 was €16 million.
B. Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. In addition, we generate cash inflows from the exercise of stock options, which can be significant depending on activity in the period. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, time deposits, investments in money market funds, and investments in government securities, corporate notes, fixed income funds, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €3,234 million from €4,214 million as of December 31, 2023 to €7,448 million as of December 31, 2024.

We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing of new product introductions, market acceptance of our products, the acquisition of other companies, competitive factors, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We may require additional capital to support our strategic objectives, and this capital might not be available on acceptable terms, if at all.”
We continue to evaluate our real estate footprint to optimize our global office space while making necessary investments in offices and information technology infrastructure to grow our business. We fund these investments using current cash and cash equivalents and the cash flow we generate from operations. Given the impact of our Work From Anywhere program and in conjunction with a strategic review of our real estate footprint and space utilization trends, our focus has shifted more towards optimizing our current portfolio and reviewing our real estate needs around the world as opposed to significant expansion of our presence in current markets. This has resulted in a reduction of our real estate footprint as we have decided to sublease certain leased office space. See Note 3 and Note 10 to our consolidated financial statements included elsewhere in this report for additional information.
Share repurchase program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program, the Company has repurchased 469,274 shares for €91 million under this program. There were no repurchases under this program for the year ended December 31, 2024.
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
Exchangeable Notes
On March 2, 2021, Spotify USA Inc. issued US $1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs. See Note 18 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes.
Cash flow

	Year ended December 31,
	2024	2023	2022
	(in € millions)
Net cash flows from operating activities	2,301	680	46
Net cash flows used in investing activities	(1,486)	(217)	(423)
Net cash flows from/(used in) financing activities	729	234	(40)
For the year ended December 31, 2024, as compared to 2023, net cash flows from operating activities increased by €1,621 million. The increase was due primarily to an increase of €1,611 million in operating income adjusted for non-cash items including depreciation, amortization, impairment, and share-based compensation expense. This increase was partially offset by unfavorable changes in working capital movements of €88 million, principally in trade and other liabilities and deferred revenue, partially offset by favorable changes in trade receivables and other assets.

For the year ended December 31, 2024, as compared to 2023, net cash flows used in investing activities increased by €1,269 million. The increase was due primarily to an increase in net cash outflows from purchases and sales and maturities of short term investments of €1,260 million.
For the year ended December 31, 2024, as compared to 2023, net cash flows from financing activities increased by €495 million. The increase was due primarily to an increase in proceeds from the exercise of stock options of €567 million. This increase was partially offset by an increase in payments for employee taxes withheld from restricted stock units of €67 million.
Free Cash Flow:
We define “Free Cash Flow” as net cash flows from operating activities less capital expenditures and change in restricted cash. Based on our definition, our Free Cash Flow is summarized as follows:

	Year ended December 31,
	2024	2023	2022
	(in € millions)
Net cash flows from operating activities	2,301	680	46
Capital expenditures	(17)	(6)	(25)
Change in restricted cash	1	4	—
Free Cash Flow	2,285	678	21
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
For the year ended December 31, 2024, as compared to 2023, Free Cash Flow increased by €1,607 million. The increase in Free Cash Flow was due primarily to an increase in net cash flows from operating activities of €1,621 million, as described above.
Restrictions on subsidiaries to transfer funds
The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.
Indebtedness
As of December 31, 2024, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 18 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Off-balance sheet arrangements
As of December 31, 2024, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.
Contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	4,420	3,021	1,395	4	—
Exchangeable Notes (2)	1,449	—	1,449	—	—
Lease obligations (3)	745	114	205	150	276
Purchase obligations (4)	1,687	598	991	30	68
Deferred consideration	15	15	—	—	—
Total	8,316	3,748	4,040	184	344
___________________________________
(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, “Item 3.D. Risk Factors.”
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that we have entered into, but had not yet commenced as of December 31, 2024. Lease obligations primarily relate to our office space and our subleased properties. The lease terms are up to 9 years. See Note 10 to the consolidated financial statements included elsewhere in this report for further details regarding leases.
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
D. Trend Information
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs. Since 2022, we have run three programs per year during the second, third, and fourth quarters.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Other than as disclosed here and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition
Premium Revenue
In arrangements where we have multiple performance obligations to the customer, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. We generally determine stand-alone selling prices based on the prices charged to customers; but where stand-alone selling prices are not directly observable, estimation techniques are used which may include competitor pricing and other observable inputs. In the markets where we offer audiobook listening time as part of the Premium subscription, we satisfy our performance obligation to provide a monthly entitlement to specified hours of audiobook content as these hours are consumed and recognize revenue over time using an output method based on the proportion of hours consumed. Additionally, we estimate how many hours of audiobook content will not be used by eligible Premium Subscribers and recognize the revenue attributable to the unexercised rights in proportion to the pattern of audiobook consumption.
Share-based Compensation
Our employees and members of our board of directors receive remuneration in the form of share-based compensation transactions, whereby employees render services in consideration for equity instruments.
The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of an RSU or restricted stock award is measured using the fair value of our ordinary shares on the date of the grant. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is four years from the grant date.
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
On May 16, 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc. in the U.S. District Court for the Southern District of New York (Mechanical Licensing Collective v. Spotify USA Inc., No. 1:24-cv-03809), alleging that beginning with its March 2024 reporting, Spotify USA Inc. improperly reported and underpaid royalties for its Premium Service as a bundle that includes a monthly allocation of audiobook access. On January 29, 2025, the MLC’s lawsuit was dismissed with prejudice. The MLC is entitled to appeal this decision. If the MLC were to appeal and ultimately be entirely successful in its case, the additional royalties that would be due in relation to the period March 1, 2024 to December 31, 2024 would be approximately €150 million, plus potentially penalties and interest, which we cannot reasonably estimate.
Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.
The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2024 and December 31, 2023, approximately €351 million and €455 million, respectively, relate to liabilities that were incurred more than 12 months prior to the date of the statement of financial position. An additional €18 million of expense was included in the consolidated statement of operations for the year ended December 31, 2024 due to an increase of estimates included in the financial statements at December 31, 2023.
We have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. These minimum guarantee amounts have been disclosed in Note 24 of the consolidated financial statements included elsewhere in this report. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have certain royalty arrangements where we would have to make additional payments if the royalty rates for specified periods were below those paid to certain other licensors (most favored nation clauses). For rights holders with this clause, we compare royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payable to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue.
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
Provisions
From time to time, we are involved in legal actions or other third-party assertions related to content on our platform and our operations. There can be no assurance these actions or other third-party assertions will be resolved without costly litigation in a manner that does not adversely impact our financial position, results of operations, or cash flows, or without requiring higher royalty payments in the future, which may adversely impact gross margins. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect our results of operations, financial position, and cash flows. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Our royalty payment system is complex, and it is difficult to estimate the amount payable under our license agreements or relevant statutes.”

Exchangeable Notes
Our Exchangeable Notes are re-measured at each reporting date using valuation models using input data. They are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk will be presented separately in other comprehensive income and will not be reclassified to the consolidated statement of operations. The fair value of the Exchangeable Notes is estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. Our ordinary share price is a primary driver of the fair value of the Exchangeable Notes. If factors change and different assumptions are used, our finance (costs)/income could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our Exchangeable Notes.
See Note 22 to our consolidated financial statements included elsewhere in this report for additional information on the valuation models used for our Exchangeable Notes.
Warrants
We issued certain non-compensatory warrants in the Company to a holder that is an employee and a member of management of Spotify Technology S.A. and its subsidiaries (the “Group”) pursuant to a subscription agreement. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants.” On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates upon the net settlement of 800,000 outstanding warrants and no warrants remain outstanding as of December 31, 2024.
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
Deferred tax assets in excess of deferred tax liabilities are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Deferred tax assets are reviewed at each reporting date and are not recorded when, in management’s assessment, it is not probable that the related tax benefit will be realized. We believe it is possible that within the next 12 months sufficient positive evidence will exist to support the recognition of U.S. Federal and State deferred tax assets. At December 31, 2024 the total unrecognized balance in the U.S. was €780 million. The exact timing and amount of recognition is dependent on various factors including, but not limited to, the level of profitability and the level of benefit from share-based compensation deductions in future periods. The recognition of U.S. deferred tax assets would result in an income tax benefit in the consolidated statement of operations as well as a credit to equity recorded in the quarter in which the determination is made.
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
We are subject to the continuous examination of our income tax returns by various tax authorities which could result in assessments against us. There are currently ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves recorded on the balance sheet. If we conclude that it is not probable that our tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes. The resolution of tax examinations may be significant to the consolidated financial statements.
Impairment of real estate assets

In connection with the Office Space Optimization Initiative, we have recognized non-cash impairment charges to write-down the related real estate assets, which included lease right-of-use assets, leasehold improvements and property and equipment, to their recoverable amounts. To determine the recoverable amounts of these real estate assets, we utilized discounted cash flow models to estimate the fair value less cost of disposal. The development of discounted cash flow models required the application of level 3 inputs and significant judgment in determining market participant assumptions, including the projected sublease income over the remaining lease terms, expected vacancy periods prior to the commencement of future subleases, expected lease incentives offered to future tenants, and discount rates that reflect the level of risk associated with these future cash flows. Management’s estimates of recoverable amounts are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. See Note 10 to our consolidated financial statements included elsewhere in this report for additional information.
Goodwill Impairment
In accordance with the accounting policy described in Note 2 to our consolidated financial statements included elsewhere in this report, we annually perform an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 12 to our consolidated financial statements included elsewhere in this report.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the names, ages, and positions of our senior management and directors as of the date of this report:

Name	Age	Position
Daniel Ek	41	Founder, Chief Executive Officer, Chairman, and Director
Martin Lorentzon	55	Co-Founder and Director
Katarina Berg (1)	56	Chief Human Resources Officer
Dustee Jenkins	46	Chief Public Affairs Officer
Christian Luiga	56	Chief Financial Officer
Alex Norström	48	Co-President, Chief Business Officer
Gustav Söderström	48	Co-President, Chief Product & Technology Officer
Christopher Marshall	56	Lead Independent Director
Barry McCarthy	71	Director
Shishir Mehrotra	45	Director
Heidi O’Neill	60	Director
Ted Sarandos	60	Director
Thomas Staggs	64	Director
Mona Sutphen	57	Director
Padmasree Warrior	64	Director
______________________
(1)Ms. Berg notified the Company that she will resign from the Company effective on March 31, 2025.

The business address of each director and each of Mr. Ek, Ms. Berg, Mr. Luiga, Mr. Norström, and Mr. Söderström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of Ms. Jenkins is 150 Greenwich Street, 63rd Floor, New York, New York 10007. The following is a brief biography of each of our senior managers and directors:
Daniel Ek is our founder, Chief Executive Officer, and Chairman of our board of directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. He currently serves on the boards of directors of a number of private companies.
Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
Katarina Berg is our Chief Human Resources Officer. She oversees all aspects of human resource management and is responsible for developing and executing the people strategy in support of our overall business plan. Ms. Berg serves as a member of the board of directors of Personio GmbH and Investor AB and as a member of the advisory board of Bambuser AB. Before joining our team, Ms. Berg held human resources roles in various multinational companies, such as Swedbank, 3 Scandinavia, and Kanal 5 (SBS Broadcasting). Ms. Berg holds a Master of Arts in Human Resources Management and Development in Behavioral Science from Lund University.
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
Christian Luiga is our Chief Financial Officer. He is responsible for overseeing the Company’s financial affairs, including financial planning and analysis, audit and risk, investor relations, accounting, corporate development, tax, and treasury, and legal affairs. Before joining the Company in 2024, Mr. Luiga served as Deputy Chief Executive Officer and Chief Financial Officer of Saab AB, a European defense and security company. He previously held several key leadership roles at Telia Company AB, a European telecommunications company, including President and Acting Chief Executive Officer and Chief Financial Officer. Mr. Luiga serves as a member of the board of directors of Axfood AB where he chairs the audit committee.
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
Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc., where he serves as the chair of the nominating and corporate governance committee, and Nerdy, Inc., where he serves as the chair of the compensation committee, as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our board of directors. He has been a member of our board of directors since January 8, 2020, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Instacart from 2021 to 2024 (Chairman of the audit committee), Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, Chegg from 2010 to 2015 (Chairman of the audit committee), and MSD Acquisition Corp. from 2021 to 2022 (Chairman of the audit committee). He previously served as the President and CEO and a member of the board of directors of Peloton Interactive Inc. from 2022 to 2024. From 2011 to 2022, Mr. McCarthy served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO of Grammarly, Inc. Previously, he was the CEO and Co-Founder of Coda, Inc., which was acquired by Grammarly, Inc. Mr. Mehrotra has previously served as Chief Product and Technology Officer for YouTube at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. In addition to her role on our board of directors, Ms. O’Neill serves on the board of directors of Hyatt Hotels Corp. She previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer, Product and Brand, a division of Nike, Inc.
Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. In addition to his role on our board of directors, Mr. Sarandos serves on the board of directors of Netflix. He also serves as chairman of the board of trustees for the Academy Museum of Motion Pictures and the Treasurer for the board of directors of Exploring the Arts. He also serves on the board of trustees for the American Film Institute and is a member of the Executive Committee of the Academy of Television Arts and Sciences, as well as a Henry Crown Fellow at the Aspen Institute. Mr. Sarandos is the co-CEO of Netflix and has led the company’s moves into streaming, international and original programming. He has been at Netflix since 2000.
Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. In addition to his role on our board of directors, Mr. Staggs serves as the co-Chairman and co-CEO of Candle Media LLC and as a partner of Smash Capital Advisors LP. Mr. Staggs previously served as a top executive at The Walt Disney Company, most recently serving as its Chief Operating Officer. Prior to that, he was Chairman of Walt Disney Parks and Resorts Worldwide after having been Disney’s Chief Financial Officer for nearly 12 years. As Chairman of Disney Parks, Mr. Staggs more than doubled operating profits while overseeing the company’s roughly 140,000 cast members. While at Disney, he helped lead the purchases of Pixar, Marvel Entertainment, and Cap Cities/ABC. He also served as a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.
Mona Sutphen is a member of our board of directors. She has been a member of our board of directors since April 21, 2021, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. She is currently a partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board and was a career diplomat earlier in her career, serving in Asia, Europe, and at the United Nations. Ms. Sutphen is a Trustee of Putnam Mutual Funds and serves on the boards of directors of Novata and Unitek Learning. She is a member of the Council on Foreign Relations, serves on the board of directors of the International Rescue Committee, and is a Trustee of Mount Holyoke College. Ms. Sutphen has a Bachelor of Arts from Mount Holyoke College and a Master of Science from London School of Economics.
Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2024. In addition to her role on our board of directors, Ms. Warrior serves as a member of the board of directors of Mahindra & Mahindra. She previously served as a member of the board of directors of Microsoft from 2015 to 2023, The Gap, Inc. from 2013 to 2016, and Box, Inc. from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
Family Relationships
There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company.
Arrangements or Understandings
None of our senior management or directors has any arrangement or understanding with our major shareholders, customers, suppliers, or other persons pursuant to which such senior management or director was selected as such.
B. Compensation
This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team, who we refer to as our “named executive officers,” and the factors relevant to an analysis of these policies and decisions. As a foreign private issuer, we provide disclosure of executive compensation as required by legislation applicable to companies incorporated in Luxembourg and are not required to disclose executive compensation according to the disclosure requirements applicable to U.S. domestic issuers. However, we have elected to voluntarily provide certain additional executive compensation disclosures and, as such, this section includes certain additional disclosures that are consistent with or similar to those required to be made by U.S. domestic issuers. Our “named executive officers” for 2024 are:
•Daniel Ek, who is our Founder and serves as our Chief Executive Officer (“CEO”), Chairman, and Director and is our principal executive officer;
•Paul Vogel, who served as our Chief Financial Officer (“CFO”) and our principal financial officer until March 31, 2024;
•Christian Luiga, who has served as our CFO and principal financial officer since September 16, 2024(1);
•Dustee Jenkins, who serves as our Chief Public Affairs Officer;
•Alex Norström, who serves as our Co-President, Chief Business Officer; and
•Gustav Söderström, who serves as our Co-President, Chief Product & Technology Officer.
________________________
(1)    Ben Kung, the Company’s Vice President of Financial Planning and Analysis, served as interim CFO until Mr. Luiga’s start date.
Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the people experience and compensation committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2024.
Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve their principles and objectives.

Executive Compensation Philosophy and Objectives
We operate in the highly competitive and dynamic digital media industry as the world’s most popular global audio streaming subscription service. This industry is characterized by rapidly changing market requirements and the emergence of new competitors. To succeed in this environment, we must continuously develop solutions that meet the needs of our growing user base in a rapidly changing environment, efficiently develop and refine new and existing products and services, and demonstrate a strong return on investment to our advertisers. To achieve these objectives, we need a highly talented and seasoned team of data scientists, engineers, product designers, product managers, and other business professionals.
We recognize that our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees, which is driven by our compensation, culture and reputation, and the strength of our brand. We strive to create an environment that is responsive to the needs of our employees, is open towards employee communication and continual performance feedback, encourages teamwork, and rewards commitment and performance. The principles and objectives of our compensation and benefits programs for our executive leadership team and other employees are to:
•attract, engage, and retain the best executives to work for us, with experience and managerial talent that enables us to be an employer of choice in highly competitive and dynamic industries;
•align compensation with our corporate strategies, business and financial objectives, and the long-term interests of our shareholders;
•motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and
•ensure that our total compensation is fair, reasonable, and competitive.
We compete with many other companies in seeking to attract and retain experienced and skilled executives. To meet this challenge, we have embraced a compensation philosophy that offers our executive leadership team competitive compensation and benefits packages that motivate and reward our executive leadership team for delivering financial and strategic results that lead to long-term value creation for our stockholders.
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
•our board of directors’ evaluation of the competitive market based on the third-party data provided by Compensia, Inc. (“Compensia”), our people experience and compensation committee’s independent compensation consultant, competitive pay practices for comparable positions at companies of comparable scale and in relevant business segments, as further described below, and the experience of the members of the people experience and compensation committee with other companies;
•the length of service of an individual; and
•the compensation levels of other members of the executive leadership team, each as of the time of the applicable compensation decision.
Following the establishment of the initial compensation arrangements, our CEO, board of directors, and people experience and compensation committee have been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for members of the executive leadership team, including the other named executive officers. Typically, our CEO reviews the performance of the other members of the executive leadership team, including the other named executive officers, and based on this review, along with the factors described above, makes recommendations to the people experience and compensation committee with respect to the total compensation, including each individual component of compensation, of these individuals for the coming year. There is no predetermined time of year for these reviews, although they are generally performed on an annual basis coinciding with our Company-wide employee compensation review beginning in March. Further, the people experience and compensation committee reviews the performance of our CEO, and based on this review and the factors described above, recommends his total compensation to our board of directors for approval. Since July 1, 2017, our CEO has not been awarded any compensation, but from time to time he has been provided with the opportunity to purchase non-compensatory warrants at fair market value through D.G.E. Investments, an entity indirectly wholly owned by him, as described below in “Warrants.”
The current compensation levels of our executive leadership team, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual.
Engagement of Compensation Consultant
The people experience and compensation committee has engaged the services of Compensia to provide executive compensation advisory services. The people experience and compensation committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. In 2023, the people experience and compensation committee approved the compensation peer group (the “Peer Group”) for fiscal year 2024.
The Peer Group for 2024 consisted of the following companies:

Activision Blizzard	Airbnb	Autodesk	Block
Booking Holdings	DoorDash	eBay	Electronic Arts
Expedia Group	Intuit	MercadoLibre	Netflix
PayPal Holdings	Sirius XM Holdings	Snap	Take-Two Interactive
Uber Technologies	Warner Bros. Discovery	Zalando
The 2024 Peer Group consists of companies that have similar business characteristics to those of the Company. Our Peer Group is reviewed periodically as warranted and revised as appropriate to ensure that the companies in the group continue to be a reasonable comparison for compensation purposes. In 2024, the companies included in the Peer Group were slightly refined relative to the 2023 group to remove Twitter, which was acquired by X Holdings I, Inc. in April 2022, and IAC/InterActive Corp, and add Airbnb and DoorDash. In general, the removed peer companies no longer fit the selection criteria, while the additions reflect companies with financial and industry characteristics more similar to our Company.
The people experience and compensation committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2024, Compensia provided the people experience and compensation committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The people experience and compensation committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The people experience and compensation committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was at approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than our CEO (who, as we note below, did not receive any cash or equity compensation in 2024), including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As discussed below, we rely heavily on our equity awards to incentivize our employees, including each of our named executive officers.
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
We offer cash compensation in the form of base salaries that we believe appropriately reward our executive leadership team members for their individual contributions to our business. We have opted not to offer annual cash bonuses to our executive leadership team members, as we believe they do not incentivize the long-term growth of the Company, but we may award our executives discretionary cash incentive compensation from time to time.

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
Since July 1, 2017, our CEO has not received a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek has not received a bonus since 2018.
Additionally, in connection with his commencement of employment, we offered Mr. Luiga a sign-on bonus in an aggregate amount of SEK 14,000,000 in order to incentivize him to join the Company. Pursuant to his employment agreement, Mr. Luiga received the first installment of his sign-on bonus equal to SEK 7,000,000 in October 2024. The second installment of Mr. Luiga’s sign-on bonus is expected to be paid in April 2025, subject to Mr. Luiga’s continued employment through the payment date. For further information on Mr. Luiga’s sign-on bonus, please see “Employment Agreements” below.
As of the end of fiscal year 2024, our named executive officers were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary ($)
Daniel Ek(1)	$—
Christian Luiga(2)	$295,000
Dustee Jenkins	$860,000
Alex Norström(3)	$311,000
Gustav Söderström(4)	$271,000
______________________
(1)Since July 1, 2017, Mr. Ek has not received a base salary.
(2)Mr. Luiga was paid in Swedish krona. Such amounts are based on the exchange rate of SEK 11.07 per dollar as of December 31, 2024 as published by Reuters.
(3)Mr. Norström was paid in Swedish krona and British pound. Such amounts are based on the exchange rate of SEK 11.07 per dollar and GBP 0.80 per dollar as of December 31, 2024 as published by Reuters.
(4)Mr. Söderström was paid in Swedish krona. Such amounts are based on the exchange rate of SEK 11.07 per dollar as of December 31, 2024 as published by Reuters.
One-Year Retention Plan

On March 1, 2023, each of our named executive officers who was employed at that time (other than Mr. Ek) was granted a cash retention bonus in the amount set forth below:

Named Executive Officer	Retention Bonus ($)
Daniel Ek	$—
Paul Vogel	$691,200
Dustee Jenkins	$571,895
Alex Norström	$1,664,000
Gustav Söderström	$1,664,000
The retention bonuses vested in full on the 12-month anniversary of the grant date (i.e., March 1, 2024). The vested retention bonus was paid in the pay period following the vesting date.
Long-Term Incentives
Each of our named executive officers, other than Mr. Ek, has been granted equity awards in the Company, which allow them to share in the future appreciation of the Company, subject to certain vesting conditions, as described in more detail below. These equity awards are designed to foster a long-term commitment to us by our named executive officers, provide a balance to the salary component of our compensation program, align a portion of our executives’ compensation to the interests of our shareholders, promote retention, and reinforce our pay-for-performance structure (as discussed in more detail below).
Long-term incentive awards are provided upon hire as well as during employment at the Company’s discretion.
We maintain an incentive mix program, which is intended to provide our named executive officers as well as all other permanent employees with maximum flexibility and individual autonomy, by allowing our employees to have the ability to choose their own composition of long-term incentive awards. Employees are informed of their intended aggregate dollar amount of long-term incentive compensation, and they can allocate such dollar amount among at-the-money stock options, out-of-the-money stock options with a closing price equal to 150% of the closing price per ordinary share on the grant date, RSUs, or cash. Employees can choose to have one or two types of equity awards and/or cash and can mix their programs in portions of 25%, 50%, and 75%. Each type of long-term incentive award vests on the same schedule: 3/48ths of the equity award and/or cash payment vests on the first day of the third calendar month following the date of grant, and thereafter 1/48th of the equity award and/or cash payment vests on the first day of each calendar month, subject to continued employment.
For 2024 compensation, the amount of any cash award chosen was equal to 100% of the dollar amount the employee allocated to cash; the number of RSUs provided was equal to the dollar amount the employee allocated to RSUs divided by the closing price per ordinary share on the grant date; the number of at-the-money options provided was equal to three times the dollar amount the employee allocated to such stock options divided by such closing price; and the number of out-of-the-money stock options provided was equal to six times the dollar amount the employee allocated to stock options divided by such closing price.
For further information on our equity award programs, please see “—Stock Options,” “—Restricted Stock Units” and “—Cash Program” below.
In 2024, each of our named executive officers, other than Messrs. Ek and Vogel, participated in the incentive mix program. Mr. Vogel was not eligible to participate in the program because he left the company in March 2024. The following table shows the dollar amount of incentive compensation awarded to each named executive officer, as well as the allocations chosen by each such individual:

Named Executive Officer	Aggregate Long-Term Incentive Award Dollar Value ($)	2024 At-the-Money Stock Option Allocation	2024 Out-of-the-Money Stock Option Allocation	2024 RSU Allocation	2024 Cash Allocation ($)
Daniel Ek	—	—	—	—	—
Christian Luiga	5,000,000	9,989	—	—	3,750,000
Dustee Jenkins	4,500,000	12,796	—	12,796	—
Alex Norström	12,500,000	71,090	—	23,697	—
Gustav Söderström	12,500,000	142,180	—	—	—

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
Retirement Savings and Other Benefits
Our retirement programs are designed to comply with local laws and regulations. For our employees who reside in Sweden, including Messrs. Luiga and Söderström (and, for a portion of the year following his return to Sweden in August 2024, Mr. Norström), we participate in an occupational pension plan. Pursuant to such plan we pay a premium of 4.5% of each such employee’s monthly base salary up to an annual income ceiling and 30% of monthly base salary on amounts above such annual income ceiling. Employees also may contribute additional amounts through a salary exchange program pursuant to which eligible employees are given the opportunity to enhance their pension savings by choosing to exchange a portion of their base salary for additional pension contributions. Certain legal limitations apply to the amount of contributions that may be made to the occupational pension plan. During the portion of 2024 during which Mr. Norström resided in the U.K., Mr. Norström was not eligible to participate in the Swedish occupational pension plan, and he did not elect to participate in our pension plan for U.K.-based employees during this period.
For our employees in the United States who satisfy certain eligibility requirements, including Mr. Vogel (prior to his departure) and Ms. Jenkins, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their eligible compensation. Employees vest in the employer contributions ratably over one year.
The Company does not maintain any defined benefit plans for any of its named executive officers.
Employee Benefits and Perquisites
Additional benefits received by our employees who reside in Sweden, including Messrs. Ek, Luiga, and Söderström (and, for a portion of 2024, Mr. Norström), include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Mr. Vogel (prior to his departure) and Ms. Jenkins, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. Additional benefits received by our employees who reside in the U.K., including, for a portion of 2024, Mr. Norström, include medical and dental benefits, life and long-term disability insurance, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.
We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.
We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. In addition, the personal safety of our employees, including our named executive officers, is of the highest importance to us and in 2024 we paid for personal security services, including home security services, for certain named executive officers pursuant to the Company’s personal security program for senior management. Although we consider these personal security services to be appropriate and necessary for the reasons described above, the costs related to such services are reported as other compensation to our named executive officers in the “2024 Summary Compensation Table” below. In the future, we may provide other perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the people experience and compensation committee. We do not expect these perquisites to be a significant component of our compensation program.
Severance
Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.

CFO Transition
As previously announced, Mr. Vogel, the Company’s Chief Financial Officer, ceased employment with the Company on March 31, 2024. In connection with his departure, Mr. Vogel received severance consistent with the terms of his employment agreement with the Company.
On September 16, 2024, Mr. Luiga commenced service as our Chief Financial Officer. Ben Kung, the Company’s Vice President of Financial Planning and Analysis, served as interim CFO until Mr. Luiga’s start date.
Employment Agreements
We have, or one of our subsidiaries has, entered into employment agreements with Messrs. Ek, Luiga, Norström, Söderström, and Vogel (prior to his departure), and Ms. Jenkins. We currently do not have employment agreements or other service contracts with any members of our board of directors, except for Mr. Ek.
Daniel Ek
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
Christian Luiga, Alex Norström and Gustav Söderström
The following is a description of our employment agreements with Messrs. Luiga, Norström, and Söderström. Before his departure, Mr. Vogel was party to an employment agreement with us that provided substantially the same benefits and protections as those provided to Messrs. Norström and Söderström. Our employment agreements provide for an indefinite employment period, a base salary and participation in our benefit programs and long-term incentive compensation plans. The agreements entitle the executives to a three-month notice period prior to termination, provided that we may terminate the agreement with immediate effect in connection with a termination for “Cause” (as defined in the relevant agreement). In addition, upon a termination without Cause, subject to the executive’s execution and non-revocation of a release of claims, each executive would be entitled to a severance amount equal to the executive’s respective base salary for six months. If we terminate the executive at any time during the three-month notice period, the executive will also be entitled to pay in lieu of notice through the end of the notice period, subject to compliance with certain restrictive covenants. If Mr. Luiga’s, Norström’s or Söderström’s employment is terminated within 12 months after a change in control of the Company, if the executive is required to perform duties that are materially inconsistent with those normally performed by the executive, or if the executive is otherwise constructively dismissed following the change in control, subject to the executive’s execution and non-revocation of a release of claims, the executive would be entitled to receive a lump sum severance payment of 12 months’ salary. Notwithstanding the foregoing, Messrs. Luiga, Norström, and Söderström will not be entitled to the change in control severance described above in the event of certain asset sales where the executive continues his employment in the same or greater capacity following the transaction or the executive is offered continued employment in connection with the transaction and the executive’s employment agreement is assumed by the surviving entity following the transaction. The executives are also subject to a nine-month post-termination non-competition covenant (with such period commencing on the first day of the notice period, or, for Mr. Luiga, the termination date) and a two-year (or, for Mr. Luiga, six-month) post-termination employee and a two-year (or, for Mr. Luiga, 18-month) customer non-solicitation covenant.

Additionally, as described above, Mr. Luiga’s employment agreement provides for a sign-on bonus in an aggregate amount of SEK 14,000,000. Mr. Luiga received the first installment of his sign-on bonus equal to SEK 7,000,000 in October 2024. The second installment of Mr. Luiga’s sign-on bonus is expected to be paid in April 2025, subject to Mr. Luiga’s continued employment through the payment date. Each installment of Mr. Luiga’s sign-on bonus is subject to repayment if Mr. Luiga voluntarily resigns within 12 months of the applicable payment date, prorated for the number of fully completed months of employment during the applicable 12-month period.
Further, in July 2023, we entered into a transfer letter and U.K. employment contract with Mr. Norström in connection with his temporary transfer from Sweden to the U.K., which provided for (i) a fixed term of employment at Spotify Ltd from August 21, 2023 to August 18, 2024, (ii) continued vesting of Mr. Norström’s equity awards in accordance with their terms during such period, and (iii) substantially the same terms as described for Mr. Norström above. Mr. Norström returned from the U.K. to Sweden in August 2024 and, accordingly, the transfer letter and U.K. employment contract described above are no longer in effect.
For further information on the post-termination treatment of our equity awards held by Messrs. Luiga, Norström, and Söderström, please see “—Stock Options” and “—Restricted Stock Units” below.
Dustee Jenkins
The following is a description of our employment agreement with Ms. Jenkins. Ms. Jenkins’ employment agreement provides for an indefinite employment period, a base salary and participation in our benefit programs and long-term incentive compensation plans. Pursuant to her employment agreement, Ms. Jenkins is entitled to a three-month notice period prior to termination, provided that we may terminate the agreement with immediate effect in connection with a termination for “Cause” (as defined in her agreement). In addition, upon a termination without Cause, subject to Ms. Jenkins’ execution and non-revocation of a release of claims, she would be entitled to a severance amount equal to her base salary for three months and subsidized health benefits for three months. If we terminate Ms. Jenkins at any time during the three-month notice period, she will also be entitled to pay in lieu of notice through the end of the notice period, subject to compliance with certain restrictive covenants. Notwithstanding the foregoing, Ms. Jenkins will not be entitled to the severance described above in the event of certain asset sales where she continues her employment in the same or greater capacity following the transaction or she is offered continued employment in connection with the transaction and her employment agreement is assumed by the surviving entity following the transaction. Ms. Jenkins is also subject to a six-month post-termination non-competition covenant (with such period commencing on the termination date) and a two-year post-termination employee and customer non-solicitation covenant.
For further information on the post-termination treatment of our equity awards held by Ms. Jenkins, please see “—Stock Options” and “—Restricted Stock Units” below.
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
People Experience and Compensation Committee
Our board of directors has established a people experience and compensation committee that consists of Christopher Marshall, Martin Lorentzon, Shishir Mehrotra, and Heidi O’Neill. Mr. Marshall is the chair of our people experience and compensation committee. Our people experience and compensation committee has the following responsibilities, among others:
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
•monitoring proposed changes in laws, rules, and regulations, and reviewing the Company’s material corporate policies and regulatory strategy;
•monitoring our climate strategy; and
•such other matters that are specifically delegated to our audit committee by our board of directors from time to time.
D. Employees
In 2024, 2023, and 2022, we had 7,691, 9,123, and 8,359 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Content Production and Customer Service	502	663	785	(24)%	(16)%
Sales and Marketing	2,177	2,403	2,043	(9)%	18%
Research and Development	3,944	4,719	4,169	(16)%	13%
General and Administrative	1,068	1,338	1,362	(20)%	(2)%

The following table describes our average number of employees by geographic location:

	December 31,
	2024	2023	2022
United States	3,690	4,574	4,332
Sweden	1,397	1,706	1,853
United Kingdom	874	1,048	881
Additionally, for the years ended December 31, 2024, 2023, and 2022, we had an average of approximately 1,730, 1,795, and 1,294 employees and contractors, respectively, in the aggregate in Argentina, Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Mexico, Netherlands, Singapore, South Africa, South Korea, Spain, Taiwan, and United Arab Emirates. From time to time, we have engaged temporary employees to fill open positions. Our global workforce is predominantly non-unionized, although we have some employees in the U.S. and internationally who are represented by unions or works councils.
E. Share Ownership
The following table provides information regarding share ownership by our officers and directors as of December 31, 2024.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units
Daniel Ek(1)	29,105,267	14.3%	—	$—	—	—
Martin Lorentzon(2)	20,006,383	9.8%	7,517	$271.40	5/29/2025	—
	—	—%	3,758	$180.93	5/29/2025	—
	—	—%	11,260	$362.36	5/31/2026	—
	—	—%	24,120	$169.16	5/31/2027	—
	—	—%	6,627	$153.92	6/1/2028	—
	—	—%	6,505	$470.43	6/3/2029	—
Katarina Berg	52,671	*	9,960	$321.28	3/1/2026	1,297
	—	—%	5,819	$151.25	3/1/2027	—
	—	—%	6,043	$263.75	3/1/2029	—
Dustee Jenkins	18,493	*	156	$321.28	3/1/2026	23,052
	—	—%	354	$238.38	9/1/2026	—
	—	—%	5,165	$151.25	3/1/2027	—
	—	—%	10,397	$263.75	3/1/2029	—
Eve Konstan(3)	23,708	*	65	$321.28	3/1/2026	790
	—	—%	43	$238.38	9/1/2026	—
	—	—%	550	$151.25	3/1/2027	—
Christian Luiga	—	*	9,989	$375.40	10/1/2029	—
Alex Norström	54,438	*	3,216	$321.28	3/1/2026	52,458
	—	—%	32,617	$151.25	3/1/2027	—
	—	—%	133,106	$117.20	3/1/2028	—
	—	—%	71,090	$263.75	3/1/2029	—
Gustav Söderström	8,880	*	7,263	$321.28	3/1/2026	—
	—	—%	264,463	$151.25	3/1/2027	—
	—	—%	244,212	$117.20	3/1/2028	—
	—	—%	142,180	$263.75	3/1/2029	—
Christopher Marshall(4)	84,520	*	5,630	$241.57	5/31/2026	1,498
	—	—%	12,060	$112.77	5/31/2027	—
	—	—%	4,970	$153.92	6/1/2028	—
Barry McCarthy(5)	376,297	*	15,033	$271.40	5/29/2025	—
	—	—%	5,630	$241.57	5/31/2026	—
	—	—%	12,060	$112.77	5/31/2027	—
	—	—%	6,627	$153.92	6/1/2028	—

	—	—%	3,252	$313.62	6/3/2029	—
Shishir Mehrotra	55,453	*	5,630	$362.36	5/31/2026	685
	—	—%	18,090	$169.16	5/31/2027	—
	—	—%	9,940	$230.88	6/1/2028	—
	—	—%	4,879	$470.43	6/3/2029	—
Heidi O’Neill	6,304	*	—	$—	—	4,598
Ted Sarandos	13,783	*	5,630	$241.57	5/31/2026	—
	—	—%	12,060	$112.77	5/31/2027	—
	—	—%	6,627	$153.92	6/1/2028	—
	—	—%	3,252	$313.62	6/3/2029	—
Thomas Staggs(6)	23,248	*	5,961	$362.36	5/31/2026	—
	—	—%	2,981	$241.57	5/31/2026	—
	—	—%	6,562	$169.16	5/31/2027	—
	—	—%	9,843	$112.77	5/31/2027	—
	—	—%	7,212	$153.92	6/1/2028	—
	—	—%	3,539	$313.62	6/3/2029	—
Mona Sutphen	—	*	703	$362.36	5/31/2026	1,656
	—	—%	1,055	$241.57	5/31/2026	—
	—	—%	11,317	$169.16	5/31/2027	—
	—	—%	2,265	$112.77	5/31/2027	—
	—	—%	2,439	$313.62	6/3/2029	—
Padmasree Warrior	7,137	*	3,758	$180.93	5/29/2025	753
	—	—%	2,815	$241.57	5/31/2026	—
	—	—%	1,657	$153.92	6/1/2028	—
	—	—%	1,626	$313.62	6/3/2029	—
________________________
*Represents beneficial ownership of less than 1%.
(1)Includes 12,473,298 ordinary shares held by D.G.E. Investments Limited (“D.G.E. Investments”). Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. Also includes 4,276,200 ordinary shares held by Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), 9,076,240 ordinary shares held by Image Frame Investment (HK) Limited (“Image Frame”), 3,227,920 ordinary shares held by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited. Mr. Ek exercises voting power over the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by D.G.E. Investments. The business address of D.G.E. Holding is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus.
(2)Includes 20,000,000 ordinary shares held by Rosello Company Limited (“Rosello”). Mr. Lorentzon is the sole shareholder of Amaltea S.à r.l. (“Amaltea”), which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the ordinary shares held by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Ms. Konstan served as the Company’s General Counsel until she resigned from the Company as of January 31, 2025.
(4)Includes (i) 84,520 ordinary shares held by Marshall Carroll 2000 Trust; (ii) 688 ordinary shares held by Marshall Partners; (iii) 1,380 shares held by Mr. Marshall for the benefit of TCV VIII Management, L.L.C. (“TCV VIII Management”) and TCV XI Management, L.L.C. (“TCV XI Management”); and (iv) 22,660 non-qualified stock options held by Mr. Marshall for the benefit of TCV VIII Management and TCV XI Management. Mr. Marshall is a trustee of the Marshall Carroll 2000 Trust and a general partner of Marshall Partners. Mr. Marshall disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Marshall and the other members of TCV VIII Management and TCV XI Management (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 1,380 ordinary shares, the 11,164 unvested non-qualified stock options, and the 11,496 vested non-qualified stock options held by Mr. Marshall. The Management Members disclaim beneficial ownership of the ordinary shares and the ordinary shares issuable upon vesting of non-qualified stock options and RSUs, except to the extent of their respective pecuniary interest therein.
(5)Includes 376,297 ordinary shares held by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(6)Includes 23,094 ordinary shares held by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 9200 Sunset Blvd, Los Angeles, CA 90069.
Stock Options
As noted above, we have granted stock options to our named executive officers and other employees, including as part of the incentive mix program. Each stock option represents the right to purchase one of our ordinary shares at an exercise price equal to the fair market value of an ordinary share on the applicable grant date. The stock options generally vest as to 3/48ths of the total number of options granted on the first day of the third calendar month following the date of grant, and as to 1/48th of the total number of options granted on the first day of each calendar month thereafter, subject to continued employment. The options generally expire on the fifth anniversary of the date of grant, and vested options may be exercised at any time prior to the expiration of the option term. For our employees in certain countries, upon the exercise of a stock option, the Company is required to pay a social security contribution in an amount equal to the spread value of the option multiplied by the applicable tax rate.
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
Restricted Stock Units
As noted above, we have granted RSUs to our named executive officers and other employees, including as part of the incentive mix program. Each RSU represents the right to receive one of our ordinary shares. The RSUs generally vest as to 3/48ths of the total number of RSUs granted on the first day of the third calendar month following the date of grant, and thereafter as to 1/48th of the total number of RSUs granted on the first day of each calendar month thereafter, subject to continued employment.
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
Cash Program
As noted above, we also offer cash awards as part of our incentive mix program to all permanent employees, including our named executive officers. Pursuant to the cash alternative of the incentive mix program, the named executive officers who choose to include cash in their incentive mix composition will receive a fixed cash payment upon each vesting date. As noted

above, for the cash awards granted in 2024, 3/48ths of the cash payment vested on the first day of the third calendar month following the date of grant, and thereafter 1/48th of the cash payment granted vests on the first day of each calendar month thereafter, subject to continued employment.
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
On August 23, 2021, Mr. Ek purchased, through D.G.E. Investments, 800,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $46.01, the then-current fair market value per share. The terms and conditions for the warrants provided that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $281.63 per share at any time through August 23, 2024. On July 25, 2024, Mr. Ek, through D.G.E. Investments, exercised 800,000 non-compensatory warrants in the Company that were granted on August 23, 2021. Subsequently, on July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek, through D.G.E. Investments, upon the net settlement of the 800,000 non-compensatory warrants.
As of December 31, 2024, there were no outstanding warrants.
Compensation Tables
2024 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2024, 2023, and 2022.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option Awards ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Compensation Plan ($)(4)	All Other Compensation ($)		Total ($)
Daniel Ek (CEO)(5)	2024	—		—		—	—	—	667,308	(6)	667,308
	2023	—		—		—	—	—	1,431,654		1,431,654
	2022	—		—		—	—	—	181,085		181,085
Paul Vogel (Former CFO)(7)	2024	186,000		691,200		—	—	—	324,937	(8)	1,202,137
	2023	600,000		—		—	4,319,992	—	16,326		4,936,318
	2022	600,000		—		6,187,244	—	—	9,988		6,797,232
Christian Luiga (CFO)(9)	2024	79,000	(14)	632,377		1,572,064	—	3,750,000	15,193	(10)	6,048,634
Dustee Jenkins (Chief Public Affairs Officer)	2024	860,000		571,895		1,504,635	3,374,945	—	3,187	(11)	6,314,662
	2023	860,000		—		—	1,750,030	1,750,000	—		4,360,030
Alex Norström (Co-President, Chief Business Officer)	2024	311,000	(14)	1,664,000	(15)	8,359,222	6,250,084	—	22,765	(12)	16,607,071
	2023	320,000	(14)	—		7,145,501	5,200,047	—	87,750		12,753,298
	2022	325,000	(14)	—		5,087,287	3,700,029	—	86,289		9,198,605
Gustav Söderström (Co-President, Chief Product & Technology Officer)	2024	271,000	(14)	1,664,000	(15)	16,718,457	—	—	80,412	(13)	18,733,869
	2023	300,000	(14)	—		14,291,007	—	—	78,036		14,669,043
	2022	312,500	(14)	—		13,749,472	—	—	95,772		14,157,744
________________________
(1)Amounts reflect one-time retention bonuses paid to Messrs. Söderström, Norström, Vogel, and Ms. Jenkins in March 2024, and the first installment of Mr. Luiga’s sign-on bonus paid in October 2024. Mr. Luiga was paid in Swedish krona and such amount is based on the exchange rate of SEK 11.07 per dollar as of December 31, 2024 as published by Reuters.
(2)Amounts reflect the grant-date Black-Scholes value of the stock options granted to our named executive officers, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this report.
(3)Amounts reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this report.
(4)Amount reflects the cash award granted to Mr. Luiga and Ms. Jenkins as part of our incentive mix program. 3/48ths of the cash awards vested on the third calendar month following the date of grant, and 1/48th of the cash award granted vests on the first day of each calendar month thereafter, subject to continued employment.
(5)Since July 1, 2017, Mr. Ek has not received a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek has not received a bonus since 2018.
(6)For 2024, amount reflects $667,308 for personal security services. These 2024 dollar amounts are based on a currency translation of EUR 1.03 per dollar and SEK 11.07 per dollar as published by Reuters on December 31, 2024.
(7)Mr. Vogel ceased employment with the Company on March 31, 2024.
(8)Amount reflects $5,590 for matching contributions to the 401(k) plan. Additionally, the amount includes subsidized health benefits of $19,346 and severance payments of $300,000 in accordance with the terms of Mr. Vogel’s employment agreement with the Company.
(9)Mr. Luiga’s service as the Company’s Chief Financial Officer commenced on September 16, 2024. Amount reflects the actual base salary in dollars earned by Mr. Luiga during fiscal year 2024. These 2024 dollar amounts are based on a currency translation of SEK 11.07 per dollar as published by Reuters on December 31, 2024.
(10)Amount reflects $15,193 for contributions to the Swedish retirement plan. These 2024 dollar amounts are based on a currency translation of SEK 11.07 per dollar as published by Reuters on December 31, 2024.
(11)For 2024, amount reflects $3,187 for personal security services. These 2024 dollar amounts are based on a currency translation of EUR 1.03 per dollar as published by Reuters on December 31, 2024.
(12)Amount reflects $22,765 for contributions to the Swedish retirement plan. These 2024 dollar amounts are based on a currency translation of SEK 11.07 per dollar as published by Reuters on December 31, 2024.
(13)Amount reflects $80,412 for contributions to the Swedish retirement plan. These 2024 dollar amounts are based on a currency translation of SEK 11.07 per dollar as published by Reuters on December 31, 2024.
(14)Messrs. Söderström and Norström were each paid in Swedish krona in 2022, 2023, and 2024. Mr. Luiga was paid in Swedish krona in 2024.The 2022 dollar amounts are based on a currency translation of SEK 9.60 per dollar as published by Reuters on December 31, 2022. The 2023 dollar amounts are based on a currency translation of SEK 10.08 per dollar as published by Reuters on December 31, 2023. The 2024 dollar amounts are based on a currency translation of SEK 11.07 per dollar as published by Reuters on December 31, 2024. The amounts include vacation pay received by Messrs. Söderström and Norström pursuant to Swedish standards. Additionally, for a portion of 2023 and 2024, Mr. Norström was paid in British pound. The 2023 dollar amounts are based on a currency translation of GBP 0.79 per dollar as published by Reuters on December 31, 2023. The 2024 dollar amounts are based on a currency translation of GBP 0.80 per dollar as published by Reuters on December 31, 2024.
(15)Amounts were paid to Messrs. Söderström and Norström in Swedish krona and British pound, respectively, based on the applicable exchange rates at the time of payment.
Grants of Plan-Based Awards in 2024
The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2024:

Name(1)	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stocks or Units (# shares)(2)	All Other Option Awards: Number of Securities Underlying Options (# shares)(3)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Daniel Ek	—	—		—	—	—	—
Christian Luiga	10/1/2024	3,750,000	(4)	—	9,989	375.40	1,572,064
Dustee Jenkins	3/1/2024	—		12,796	12,796	263.75	4,879,580
Alex Norström	3/1/2024	—		23,697	71,090	263.75	14,609,305
Gustav Söderström	3/1/2024	—		—	142,180	263.75	16,718,457
________________________
(1)Mr. Vogel was not eligible to receive equity awards in 2024 because he left the company in March 2024.
(2)All stock awards were issued under the Company’s Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A. and all option awards were issued under the Company’s Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A.
(3)Amounts of option awards reflect the grant-date Black-Scholes value of the stock options granted during 2024 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. Amounts of stock awards reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this report.
(4)Amount reflects the cash award granted to Mr. Luiga as part of our incentive mix program. 3/48ths of the cash award vested on the third calendar month following the date of grant, and 1/48th of the cash award granted vests on the first day of each calendar month thereafter, subject to continued employment.

Outstanding Equity Awards at 2024 Fiscal Year-End
The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2024:

		Option Awards				Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)(3)	Market Value of Ordinary Shares That Have Not Vested ($)(2)
Daniel Ek	—	—	—	—	—	—	—
Christian Luiga	10/1/2024	—	9,989	375.40	10/1/2029	—	—
Dustee Jenkins	3/1/2021	—	156	321.28	3/1/2026	—	—
	3/1/2021	—	—	—	—	117	52,343
	9/1/2021	—	354	238.38	9/1/2026	—	—
	9/1/2021	—	—	—	—	265	118,556
	3/1/2022	—	5,165	151.25	3/1/2027	—	—
	3/1/2022	—	—	—	—	3,874	1,733,150
	3/1/2023	—	—	—	—	8,399	3,757,545
	3/1/2024	—	10,397	263.75	3/1/2029		—
	3/1/2024	—	—	—	—	10,397	4,651,410
Alex Norström	3/1/2021	804	2,412	321.28	3/1/2026	—	—
	3/1/2021	—	—	—	—	603	269,770
	3/1/2022	2,039	30,578	151.25	3/1/2027	—	—
	3/1/2022	—	—	—	—	7,645	3,420,220
	3/1/2023	58,234	74,872	117.20	3/1/2028	—	—
	3/1/2023	—	—	—	—	24,957	11,165,263
	3/1/2024	13,330	57,760	263.75	3/1/2029	—	—
	3/1/2024	—	—	—	—	19,253	8,613,407
Gustav Söderström	3/1/2021	1,816	5,447	321.28	3/1/2026	—	—
	3/1/2022	181,818	82,645	151.25	3/1/2027	—	—
	3/1/2023	94,468	149,744	117.20	3/1/2028	—	—
	3/1/2024	26,659	115,521	263.75	3/1/2029	—	—
________________________
(1)Of each option grant, 3/48ths of the total number of options granted vested on the first day of the third calendar month following the date of grant, and 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment.
(2)Values were calculated based on a $447.38 closing price of our ordinary shares, as reported on the New York Stock Exchange (the “NYSE”) on December 31, 2024.
(3)Of each RSU grant, 3/48ths of such RSU grant vested on the first day of the third calendar month following the date of the grant and 1/48th of such RSU grant vests on the first day of each calendar month thereafter, subject to continued employment.

2024 Option Exercises and Stock Vested
The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2024:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Ordinary Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(2)
Daniel Ek(3)	—	—	—		—
Paul Vogel	77,571	7,843,505	8,877	(4)	2,201,748
Christian Luiga	—	—	—		—
Dustee Jenkins	10,399	2,851,006	10,421	(5)	3,310,051
Alex Norström	188,129	30,514,040	25,430	(6)	7,974,751
Gustav Söderström	300,254	50,542,322	—		—
(1)Represents the difference between the market value per share of the shares acquired on exercise, as determined based on the closing price of our ordinary shares as reported on the NYSE on the date of exercise, and the exercise price of the option.
(2)Value realized is calculated based on the closing price of our ordinary shares as reported on the NYSE on the date of vesting.
(3)As described above, on July 25, 2024, Mr. Ek, through D.G.E. Investments, exercised 800,000 non-compensatory warrants in the Company that were granted on August 23, 2021. Subsequently, on July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek through D.G.E. Investments, upon the net settlement of the 800,000 non-compensatory warrants.
(4)Includes 4,122 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Vogel related to the vesting of such RSUs.
(5)Includes 5,500 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Ms. Jenkins related to the vesting of such RSUs.
(6)Includes 12,250 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Norström related to the vesting of such RSUs.
Non-Employee Director Compensation
Similar to our executive compensation decisions, the people experience and compensation committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group (as described above in “—Engagement of Compensation Consultant”). Our non-employee directors are also eligible to participate in our incentive mix program, which is intended to provide our non-employee directors with maximum flexibility and individual autonomy, by allowing our non-employee directors to have the ability to choose their own composition of long-term incentive awards each year. For further information on our incentive mix program, please see “—Long Term Incentives” above. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.
Each year, our people experience and compensation committee reviews and, if needed, recommends updates regarding non-employee director compensation to our board of directors. In addition, the compensation for our board of directors is subject to shareholder approval.

In 2024, each of our non-employee directors participated in the incentive mix program. None of our non-employee directors are party to a service contract with us that provides for any benefits upon termination of service. The following table shows the dollar amount of incentive compensation allocated to each non-employee director, as well as the allocations chosen by each such individual:

Name	Aggregate Long-Term Incentive Award Dollar Value ($)	2024 At-the-Money Stock Option Allocation	2024 Out-of-the-Money Stock Option Allocation	2024 RSU Allocation	2024 Cash Allocation ($)
Martin Lorentzon	340,000	—	6,505	—	—
Christopher Marshall	340,000	—	—	1,084	—
Barry McCarthy	340,000	3,252	—	—	—
Shishir Mehrotra	340,000	—	4,879	271	—
Heidi O’Neill	340,000	—	—	1,084	—
Ted Sarandos	340,000	3,252	—	—	—
Thomas Staggs	370,000	3,539	—	—	—
Mona Sutphen	340,000	2,439	—	—	85,000
Padmasree Warrior	340,000	1,626	—	—	170,000
2024 Director Compensation
The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2024:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Stock Options ($)(3)	Total ($)
Martin Lorentzon	—	—	752,626	752,626
Christopher Marshall	—	339,964	—	339,964
Barry McCarthy	—	—	456,418	456,418
Shishir Mehrotra	—	84,991	564,497	649,488
Heidi O’Neill	—	339,964	—	339,964
Ted Sarandos	—	—	456,418	456,418
Thomas Staggs	—	—	496,687	496,687
Mona Sutphen	85,000	—	342,301	427,301
Padmasree Warrior	170,000	—	228,192	398,192
________________________
(1)Mr. Ek serves on our board of directors. His compensation is fully reflected in the Summary Compensation Table.
(2)Amounts reflect the grant-date fair value of the RSUs granted computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this report.
(3)Amounts reflect the aggregate grant-date Black-Scholes value of the stock options granted during 2024 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this report.

The following table shows the aggregate numbers of stock awards and stock options held as of December 31, 2024 by each non-employee director who was serving as of December 31, 2024:

Name	Restricted Stock Units Outstanding at Fiscal Year End	Stock Options Outstanding at Fiscal Year End
Martin Lorentzon	—	59,787
Christopher Marshall	1,498	22,660
Barry McCarthy	—	42,602
Shishir Mehrotra	685	38,539
Heidi O’Neill	4,598	—
Ted Sarandos	—	27,569
Thomas Staggs	—	36,098
Mona Sutphen	1,656	17,779
Padmasree Warrior	753	9,856

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
The following table sets forth, as of December 31, 2024 (except where noted), the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner of more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of December 31, 2024, the registrar and transfer agent for our Company reported that 172,451,326 of our ordinary shares were held by 436 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States. Our beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights; however, each beneficiary certificate entitles its holder to one vote.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of December 31, 2024. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options, warrants, and RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 203,844,409 total ordinary shares and 324,732,980 total beneficiary certificates outstanding as of December 31, 2024.

	Ordinary Shares		Beneficiary Certificates(5)		Percent of Total Voting Power
Name	Number	Percent	Number	Percent
Daniel Ek(1)(6)	29,105,267	14.3%	124,732,980	38.4%	29.1%
Martin Lorentzon(2)	20,051,949	9.8%	200,000,000	61.6%	41.6%
Baillie Gifford & Co(3)	15,570,335	7.6%	—	—	2.9%
Tencent(4)	16,631,969	8.2%	—	—	—	(6)
________________________
(1)Includes 12,473,298 ordinary shares that are held by D.G.E. Investments. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding and D.G.E. Investments is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.
(2)Includes 20,000,000 ordinary shares held by Rosello. Also includes 45,566 ordinary shares issuable pursuant to options that are held of record by Mr. Lorentzon that are exercisable within 60 days of December 31, 2024. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Based on information reported on Schedule 13G/A, as filed by Baillie Gifford & Co (Scottish partnership) (“Baillie Gifford”) with the SEC on November 5, 2024, Baillie Gifford has the following powers with respect to our ordinary shares: (i) sole voting power: 11,508,150; (ii) shared voting power: 0; (c) sole dispositive power: 15,570,335; and (iv) shared dispositive power: 0. The business address for Baillie Gifford is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, U.K.
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
(5)Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 324,732,980 beneficiary certificates outstanding as of December 31, 2024. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Item 10.B. Memorandum and Articles of Association.”
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
Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Warrants” and Note 25 to the consolidated financial statements included elsewhere in this report for a description of the transactions relating to the warrants purchased by Mr. Ek.
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
Legal or arbitration proceedings

Refer to Notes 21 and 24 of the consolidated financial statements included elsewhere in this report for information regarding provisions made for legal proceedings.
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
B. Significant Changes
There have been no significant changes since the date of the financial statements included elsewhere in this annual report. Please see Note 27 of the consolidated financial statements included elsewhere in this report for details of events after the reporting period.
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
E. Taxation
Luxembourg Tax Considerations
The following is an overview of certain material Luxembourg tax consequences of purchasing, owning, and disposing of the ordinary shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own, or deposit our ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. Prospective purchasers of our ordinary shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our ordinary shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy, impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge

(contribution au fonds pour l’emploi), and personal income tax (impôt sur le revenu des personnes physiques) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Corporate taxpayers may further be subject to a top-up tax arising under any legislation implementing the OECD’s Tax Challenges Arising from Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two), (the “OECD Pillar Two Model Rules”), Council Directive (EU) 2022/2523 of December 14, 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union (the “Pillar Two Directive”), the Luxembourg law of December 22, 2023 implementing the Pillar Two Directive (the “Pillar Two Law”) or similar rules. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
Income Tax
As the Company is a fully-taxable Luxembourg company, its net taxable profit is as a rule subject to corporate income tax (“CIT”) and municipal business tax (“MBT”) at ordinary rates in Luxembourg.
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 18.19% in 2024 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the Company is located (6.75% in the City of Luxembourg in 2024). The maximum aggregate CIT and MBT rate consequently amounts to 24.94% in 2024 for companies located in the City of Luxembourg. On December 11, 2024, Parliament approved a bill that reduces the maximum CIT rate to 16%. The maximum aggregate CIT and MBT rate now amounts to 23.87% (inclusive of the surcharge for the employment fund). The reduced CIT rate will apply as from the 2025 tax year.
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

If the Company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United States and Luxembourg (the “Treaty”), the rate of withholding on distributions shall not exceed 15%, or 5% if the U.S. relevant holder is a resident company that owns at least 10% of our Company’s voting stock.
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
A minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities, and cash at bank exceeds 90% of their total balance sheet and €350,000, the MNWT is set at €4,815. For all other companies having their statutory seat or central administration in Luxembourg, which do not fall within the scope of the €4,815 MNWT, the MNWT ranges from €535 to €32,100, depending on the company’s total balance sheet. On December 11, 2024, Parliament approved a bill that modifies the MNWT so that, starting in 2025, the tax is now determined solely on the basis of the company’s total balance sheet and amounts to €4,815 for a company having a total balance sheet exceeding €2 million.
Top-up Tax
In December 2021, the OECD published final Pillar Two Model Rules for a global minimum tax (the “GloBE rules”). The GloBE rules aim to ensure that large multi-national enterprise groups pay a minimum tax of 15% on the income arising in each of the jurisdictions where they operate. Most rules apply to tax years starting on or after December 31, 2023. As a result, the Company may be subject to a top-up tax.
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
U.S. Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders that are resident in or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States to which the income from our ordinary shares is attributable, persons subject to special tax accounting as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, or holders that actually or constructively own 10% or more of the total voting power or value of our ordinary shares.
This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of owning and disposing of our ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any tax consequences other than U.S. federal income tax consequences (such as any estate or gift tax, the Medicare tax on net investment income, or any state, local, or non-U.S. tax consequences).
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
If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership that holds our ordinary shares should consult their tax advisors regarding the U.S. federal income tax consequences of owning, and disposing of our ordinary shares.
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
Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. Dividends paid on our ordinary shares generally will constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. Recently issued U.S. Treasury regulations further restrict the availability of foreign tax credits. However, a recent notice from the IRS indicates that the U.S. Treasury and the IRS are considering proposing amendments to such Treasury Regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury Regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.
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

Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets, and cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on our historic and expected operations, composition of assets and market capitalization, we do not expect to be classified as a PFIC for the current taxable year ended December 31, 2024. However, the determination of whether we are a PFIC is made annually. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.
If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares.
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
Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long term investments. Refer to Part I. “Item 3.D. Risk Factors” in this document for further discussion.
Financial risk management
Our operations are exposed to financial risks. To manage these risks efficiently, we have established guidelines in the form of a treasury policy that serves as a framework for our daily financial operations. The treasury policy stipulates the rules and limitations for the management of financial risks.

Financial risk management is centralized within Treasury, which is responsible for the management of financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve. Treasury operates within the limits and policies authorized by the board of directors.
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
The table below shows the immediate impact on net income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2024. The impact on net income before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2024	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
Increase/(decrease) in income before tax	(16)	(11)	70
Translation exposure sensitivity
The impact on our equity would be approximately €207 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2024.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Our exposure to interest rate risk is related to our interest-bearing assets, including our cash and cash equivalents and our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point decrease or increase in interest rates would have resulted in a change in interest income earned on our cash and cash equivalents and short term investments of €54 million for the year ended December 31, 2024.
Share price risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes and accrual for social costs on outstanding share-based compensation awards.
A 10% decrease or increase in the Company’s ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,509 million to €1,575 million at December 31, 2024.
A 10% decrease or increase in the Company’s ordinary share price would have resulted in a change of €33 million in the accrual for social costs on outstanding share-based compensation awards at December 31, 2024.
Investment risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME’s share price would have resulted in the fair value of the Group’s long term investment in TME ranging from €1,395 million to €1,705 million at December 31, 2024.

Inflation risk
Inflationary factors, such as increases in costs, may adversely affect our results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for our Subscription Offerings or sale of advertisements. Our inability or failure to do so could harm our business, operating results, and financial condition.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young AB, an independent registered public accounting firm, as stated in their report that is included herein.
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
D. Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Thomas Staggs is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of our directors, officers, employees, consultants, and others working on our behalf, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Spotify Code of Conduct and Ethics is available on our website at investors.spotify.com. We did not grant any waivers to the Spotify Code of Conduct and Ethics during the year ended December 31, 2024.
Item 16C. Principal Accountant Fees and Services
Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2024 and 2023, respectively. The following table summarizes the charge for professional fees rendered in those periods:

	2024	2023
	(in € thousands)
Audit fees	7,823	7,026
Audit-related fees	287	605
Tax fees	—	—
All other fees	—	—
Total	8,110	7,631
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
All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2024 and 2023 were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The authorization to repurchase will expire on April 21, 2026 unless renewed by the decision of a general meeting of shareholders of the Company. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term.

2024	Total Number of Shares Purchased(1)	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	—	€—	—	€865,013,110
February	500,000	€—	—	€865,013,110
March	400,000	€—	—	€865,013,110
April	1,000,000	€—	—	€865,013,110
May	—	€—	—	€865,013,110
June	1,000,000	€—	—	€865,013,110
July	—	€—	—	€865,013,110
August	1,000,000	€—	—	€865,013,110
September	—	€—	—	€865,013,110
October	—	€—	—	€865,013,110
November	2,100,000	€—	—	€865,013,110
December	—	€—	—	€865,013,110
Total	6,000,000	€—	—	€865,013,110
(1)During 2024, the Company issued 6,000,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans. Price paid per share is equal to par value, or €0.000625 per share, as of the date of purchase.
(2)This column includes all the shares repurchased as a part of the repurchase program announced on August 20, 2021, as further described above. See Note 16 to our consolidated financial statements included in this report for additional details. As of December 31, 2024, we had repurchased a total of approximately €91 million under the share repurchase program.
As of December 31, 2024, the maximum value of shares that may yet be purchased under the share repurchase program announced on August 20, 2021 is approximately €865 million, translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on December 31, 2024.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Our board of directors has adopted the Company’s Insider Trading Policy that governs all transactions involving the Company’s securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.
Item 16K. Cybersecurity
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our systems and information. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques designed to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents.
Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies and reporting channels that apply across the enterprise risk management program. Our Internal Audit & Risk team is principally responsible for facilitating our enterprise risk management program, in consultation with multiple functions at Spotify and reporting to the Audit Committee.
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
•a Security Governance, Risk, and Compliance team, led by our Head of Security, principally responsible for driving our cybersecurity risk management program, including a formal information security risk assessment on an annual basis; our risk remediations, prioritizations, and security safeguards; and risk awareness or education programs for employees relating to cybersecurity;
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
•cybersecurity training of our incident response personnel and senior management;
•various monitoring and detection tools, including a bug bounty program, to assist us in regularly identifying, assessing, prioritizing, and mitigating vulnerabilities in our products and services;

•a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and
•contractual obligations on third-party vendors to report security incidents, risk identification, or other security-related issues promptly to Spotify.
We and certain of our third-party service providers have been subject to cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to continue to experience cyberattacks and security incidents in the future. See “Item 3.D. Risk Factors—Risks Related to Our Operations—Failure to maintain the integrity of our technology infrastructure and systems or the security of confidential information could result in civil liability, statutory fines, regulatory enforcement, and the loss of confidence in us by our users, advertisers, content providers, and other business partners, all of which could harm our business” and “—Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.”
Cybersecurity Governance
Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of our cybersecurity and data protection programs.
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
See “Item 18. Financial Statements”
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

4.1
Indenture, dated as of March 2, 2021, among Spotify USA Inc., Spotify Technology S.A. and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to Spotify Technology S.A.’s Form 6-K filed on March 2, 2021, File No. 001-38438, and incorporated herein by reference).

4.2
Form of certificate representing the 0% Exchangeable Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1 to Spotify Technology S.A.’s Form 6-K filed on March 2, 2021, File No. 001-38438, and incorporated herein by reference).

4.3
Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.4 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.4
First Amendment to Terms and Conditions Governing Employee Stock Options 2020/2025 and Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated December 2, 2020 (filed as Exhibit 4.5 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.5
Terms and Conditions Governing Employee Stock Options 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.6
Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.14 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.7
Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.8
Terms and Conditions Governing Director Stock Options 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.9
Terms and Conditions Governing Director Stock Options 2021/2026 in Spotify Technology S.A., dated April 21, 2021 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 28, 2021, File No. 333-255574, and incorporated herein by reference).

4.10
Terms and Conditions Governing Director Stock Options 2020/2025 in Spotify Technology S.A., dated April 22, 2020 (filed as Exhibit 99.1 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2020, File No. 333-237908, and incorporated herein by reference).

4.11
Terms and Conditions Governing Director Restricted Stock Units 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.12
Terms and Conditions Governing Director Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 21, 2021 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on April 28, 2021, File No. 333-255574, and incorporated herein by reference).

4.13
Terms and Conditions Governing Director Restricted Stock Units 2020/2025 in Spotify Technology S.A., dated April 22, 2020 (filed as Exhibit 99.2 to Spotify Technology S.A.’s Form S-8 filed on April 29, 2020, File No. 333-237908, and incorporated herein by reference).

4.14
Terms and Conditions Governing Consultant Stock Options 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.3 to Spotify Technology S.A.’s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.15
Terms and Conditions Governing Consultant Stock Options 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.31 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.16
First Amendment to Terms and Conditions Governing Consultant Stock Options 2020/2025 and Terms and Conditions Governing Consultant Restricted Stock Units 2020/2025 in Spotify Technology S.A., December 2, 2020 (filed as Exhibit 4.32 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference.

4.17
Terms and Conditions Governing Stock Options for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.3 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

4.18
Terms and Conditions Governing Consultant Restricted Stock Units 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.4 to Spotify Technology S.A.’s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.19
Terms and Conditions Governing Consultant Restricted Stock Units 2021/2026 in Spotify Technology S.A., dated April 1, 2021 (filed as Exhibit 4.34 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

4.20
Terms and Conditions Governing Restricted Stock Units for Consultants 2020/2025 in Spotify Technology S.A., dated January 1, 2020 (filed as Exhibit 99.4 to Spotify Technology S.A.’s Form S-8 filed on December 30, 2019, File No. 333-235746, and incorporated herein by reference).

8.1	List of Subsidiaries.

11.1	Spotify Technology S.A. Insider Trading Policy.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

13.2*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

15.1	Consent of Ernst & Young AB.

97.1
Spotify Technology S.A. Clawback Policy (filed as Exhibit 97.1 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 8, 2024, File No. 001-38438, and incorporated herein by reference).

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

Spotify Technology S.A.

	By:	/s/ Christian Luiga
	Name:	Christian Luiga
	Title:	Chief Financial Officer

Date: February 5, 2025
***

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Spotify Technology S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Spotify Technology S.A. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 5, 2025 expressed an unqualified opinion thereon.

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

Music Royalty Costs

Description of the Matter
As explained in Note 2 of the consolidated financial statements, cost of revenue consists predominantly of royalty and distribution costs related to content streaming.
Royalties are typically calculated monthly using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of royalty cost is subject to a number of variables, including the revenue recognized, type of content, country, product tier, license holder, size of user base, ratio of Ad-Supported Users to applicable Premium Subscribers, and any applicable advertising fees and discounts, among others.

The Company’s process to determine music royalty costs utilizes complex proprietary systems for the initiation, calculation and recording of a significant volume of data. Auditing music royalty costs required significant auditor judgment and effort to determine the nature and extent of procedures to identify, test and evaluate the relevant variables used in the calculations and to assess the sufficiency of the audit evidence obtained.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to determine music royalty costs. For example, we tested controls specific to the calculation of royalties, review of variables, and controls relevant to user access, change management and system interfaces.

To test the Company’s music royalty costs, our audit procedures included, among others, on a sample basis, testing the completeness and accuracy of the variables used in the calculations by comparing them to the relevant underlying system. We compared royalty rates used in the calculations to the related license agreements and recalculated music royalty cost amounts.

/s/ Ernst & Young AB
We have served as the Company’s auditor since 2015.
Stockholm, Sweden
February 5, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Spotify Technology S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Spotify Technology S.A.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Spotify Technology S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 5, 2025 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young AB
Stockholm, Sweden
February 5, 2025

Consolidated statement of operations
for the year ended December 31
(in € millions, except share and per share data)

	Note	2024	2023	2022
Revenue	4	15,673	13,247	11,727
Cost of revenue		10,949	9,850	8,801
Gross profit		4,724	3,397	2,926
Research and development		1,486	1,725	1,387
Sales and marketing		1,392	1,533	1,572
General and administrative		481	585	626
		3,359	3,843	3,585
Operating income/(loss)		1,365	(446)	(659)
Finance income	7	328	161	421
Finance costs	7	(352)	(220)	(132)
Finance (costs)/income - net		(24)	(59)	289
Income/(loss) before tax		1,341	(505)	(370)
Income tax expense	8	203	27	60
Net income/(loss) attributable to owners of the parent		1,138	(532)	(430)
Earnings/(loss) per share attributable to owners of the parent
Basic	9	5.67	(2.73)	(2.23)
Diluted	9	5.50	(2.73)	(2.93)
Weighted-average ordinary shares outstanding
Basic	9	200,622,518	194,732,304	192,934,862
Diluted	9	206,990,369	194,732,304	195,846,362
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income/(loss)
for the year ended December 31
(in € millions)

	Note	2024	2023	2022
Net income/(loss) attributable to owners of the parent		1,138	(532)	(430)
Other comprehensive income
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	16, 22	(3)	14	(15)
Change in net unrealized gain or loss on cash flow hedging instruments	16, 22	(2)	(13)	14
Change in foreign currency translation adjustment	16	87	(37)	83
Items not to be subsequently reclassified to consolidated statement of operations (net of tax):
Gains in the fair value of long term investments	16, 22	329	60	190
Change in fair value of Exchangeable Notes attributable to changes in credit risk	18, 22	(6)	(10)	3
Other comprehensive income for the year (net of tax)		405	14	275
Total comprehensive income/(loss) for the year attributable to owners of the parent		1,543	(518)	(155)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position
As at December 31
(in € millions)

	Note	2024	2023
Assets
Non-current assets
Lease right-of-use assets	10	226	300
Property and equipment	11	188	247
Goodwill	12	1,201	1,137
Intangible assets	12	48	84
Long term investments	22	1,635	1,215
Restricted cash and other non-current assets	13	68	75
Finance lease receivables	10	74	—
Deferred tax assets	8	186	28
		3,626	3,086
Current assets
Trade and other receivables	14	771	858
Income tax receivable	8	28	20
Short term investments	22	2,667	1,100
Cash and cash equivalents	22	4,781	3,114
Other current assets	15	132	168
		8,379	5,260
Total assets		12,005	8,346
Equity and liabilities
Equity
Share capital	16	—	—
Other paid in capital	16	6,124	5,155
Treasury shares	16	(262)	(262)
Other reserves	16	2,707	1,812
Accumulated deficit		(3,044)	(4,182)
Equity attributable to owners of the parent		5,525	2,523
Non-current liabilities
Exchangeable Notes	18, 22	1,539	1,203
Lease liabilities	10	462	493
Accrued expenses and other liabilities	20	5	26
Provisions	21	3	3
Deferred tax liabilities	8	21	8
		2,030	1,733
Current liabilities
Trade and other payables	19	1,342	978
Income tax payable	8	33	12
Deferred revenue	4	683	622
Accrued expenses and other liabilities	20	2,347	2,440
Provisions	21	25	21
Derivative liabilities	22	20	17
		4,450	4,090
Total liabilities		6,480	5,823
Total equity and liabilities		12,005	8,346
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(in € millions, except share data)

	Note	Number of ordinary shares outstanding	Share capital	Treasury shares	Other paid in capital	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2022		192,151,811	—	(260)	4,746	853	(3,220)	2,119
Loss for the year		—	—	—	—	—	(430)	(430)
Other comprehensive income		—	—	—	—	275	—	275
Reclassification of gain on sale of long term investments, net of tax	16	—	—	—	—	(3)	3	—
Issuance of ordinary shares	25	1,243,901	—	—	—	—	—	—
Repurchases of ordinary shares	16	(1,209,040)	—	(2)	—	—	—	(2)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	16	1,106,597	—	—	43	—	—	43
Restricted stock units withheld for employee taxes		—	—	—	—	(40)	—	(40)
Share-based compensation	17	—	—	—	—	385	—	385
Income tax impact associated with share-based compensation	8	—	—	—	—	51	—	51
Balance at December 31, 2022		193,293,269	—	(262)	4,789	1,521	(3,647)	2,401
Loss for the year		—	—	—	—	—	(532)	(532)
Other comprehensive income		—	—	—	—	14	—	14
Reclassification of loss on sale of long term investments, net of tax	16	—	—	—	—	3	(3)	—
Issuance of ordinary shares	25	4,484,819	—	—	—	—	—	—
Repurchases of ordinary shares	16	(4,450,000)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	16	3,815,301	—	—	366	—	—	366
Restricted stock units withheld for employee taxes		—	—	—	—	(71)	—	(71)
Share-based compensation	17	—	—	—	—	322	—	322
Income tax impact associated with share-based compensation	8	—	—	—	—	23	—	23
Balance at December 31, 2023		197,143,389	—	(262)	5,155	1,812	(4,182)	2,523
Income for the year		—	—	—	—	—	1,138	1,138
Other comprehensive income		—	—	—	—	405	—	405
Issuance of ordinary shares	25	6,012,612	—	—	—	—	—	—
Repurchases of ordinary shares	16	(6,000,000)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	16	6,569,517	—	—	933	—	—	933
Issuance of ordinary shares upon net settlement of warrants	22	118,891	—	—	36	—	—	36
Restricted stock units withheld for employee taxes		—	—	—	—	(137)	—	(137)
Share-based compensation	17	—	—	—	—	268	—	268
Income tax impact associated with share-based compensation	8	—	—	—	—	359	—	359
Balance at December 31, 2024		203,844,409	—	(262)	6,124	2,707	(3,044)	5,525
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
for the year ended December 31
(in € millions)

	Note	2024	2023	2022
Operating activities
Net income/(loss)		1,138	(532)	(430)
Adjustments to reconcile net income/(loss) to net cash flows
Depreciation of property and equipment and lease right-of-use assets	10, 11	85	110	118
Amortization of intangible assets	12	36	48	53
Excess and obsolete reserve		—	—	14
Impairment charges on real estate assets	10, 11	43	123	—
Write-off of content assets	15	—	29	—
Share-based compensation expense	17	267	321	381
Finance income	7	(328)	(161)	(421)
Finance costs	7	352	220	132
Income tax expense	8	203	27	60
Other		2	1	7
Changes in working capital:
Decrease/(increase) in trade receivables and other assets		145	(145)	(84)
Increase in trade and other liabilities		183	501	226
Increase in deferred revenue		45	113	52
Increase/(decrease) in provisions		3	(5)	(3)
Interest paid on lease liabilities		(36)	(38)	(53)
Interest received		216	111	37
Income tax paid		(53)	(43)	(43)
Net cash flows from operating activities		2,301	680	46
Investing activities
Business combinations, net of cash acquired		—	—	(295)
Payment of deferred consideration pertaining to business combinations		(10)	(7)	(11)
Purchases of property and equipment	11	(17)	(6)	(25)
Purchases of short term investments	22	(7,275)	(1,590)	(457)
Sales and maturities of short term investments	22	5,804	1,379	368
Change in restricted cash	13	1	4	—
Dividends received	7	19	—	—
Other		(8)	3	(3)
Net cash flows used in investing activities		(1,486)	(217)	(423)
Financing activities
Payments of lease liabilities	10	(69)	(66)	(43)
Lease incentives received	10	—	2	2
Repurchases of ordinary shares	16	—	—	(2)
Proceeds from exercise of stock options	17	933	366	43
Payments for employee taxes withheld from restricted stock unit releases	17	(135)	(68)	(40)
Net cash flows from/(used in) financing activities		729	234	(40)
Net increase/(decrease) in cash and cash equivalents		1,544	697	(417)
Cash and cash equivalents at January 1	22	3,114	2,483	2,744
Net foreign exchange gains/(losses) on cash and cash equivalents		123	(66)	156
Cash and cash equivalents at December 31	22	4,781	3,114	2,483
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Recognition of lease right-of-use asset in exchange for lease liabilities	10	25	22	20
Real estate assets disposed of in exchange for finance lease receivables	10, 11	62	—	—
Purchases of property and equipment in trade and other liabilities	11	2	6	5
Employee taxes withheld from restricted stock unit releases in trade and other liabilities	17	2	3	—
Issuance of ordinary shares upon net settlement of warrants	22	36	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2024 consolidated financial statements
1.    Corporate information
Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 33 Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the “Group,” “we,” “us,” or “our”) is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to its catalog of audiobooks. The Premium Service offers a music listening experience without commercial breaks. The Group’s ad-supported service (“Ad-Supported Service” and together with the Premium Service and other subscription offerings, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online and offline access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.    Summary of material accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented, unless otherwise stated.
(a)Basis of preparation
The consolidated financial statements of Spotify Technology S.A. comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and have been prepared on a historical cost basis, except for short term investments, long term investments, Exchangeable Senior Notes (the “Exchangeable Notes”), and derivative financial instruments, which have been measured at fair value, and finance lease receivables and lease liabilities, which are measured at present value.
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
Group companies
The results and financial position of all the Group entities that have a functional currency different from the Group’s reporting currency are translated into Euro as follows:

•Assets and liabilities are translated at the closing rate at the reporting date;
•Income and expenses for each statement of operation are translated at average exchange rates; and
•All resulting exchange differences are recognized in other comprehensive income.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date.
(d)Revenue recognition
Premium revenue
The Group generates revenue through the sale of subscriptions to the Premium Service and other subscription offerings (together with the Premium Service, “Subscription Offerings”). As part of our Subscription Offerings, we also offer a Basic plan to eligible users in select markets that provides certain benefits of the Premium Service without the monthly audiobook listening time and an Audiobook Access Tier in the U.S. that provides specified hours of audiobook access a month without all of the benefits of the Premium Service. Revenue from our Premium segment is a function of the price of our Subscription Offerings and the number of subscribers to our Subscription Offerings (“Premium Subscribers”). The Subscription Offerings are primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Typically, the Subscription Offerings are paid for on a monthly basis in advance. The Group satisfies its performance obligation to provide Premium streaming services, and revenue from these services is recognized, on a straight-line basis over the subscription period.
Sometimes the Group bundles the Premium Service with other services and products. Additionally, in certain markets the specified monthly allocation of audiobook access within the Premium Service is considered to be a separate performance obligation to the customer. In arrangements where the Group has multiple performance obligations to the customer, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers; but where stand-alone selling prices are not directly observable, estimation techniques are used which may include competitor pricing and other observable inputs. In the markets where the Group offers audiobook listening time as part of the Premium subscription, the Group satisfies its performance obligation to provide a monthly entitlement to specified hours of audiobook content as these hours are consumed and recognize revenue over time using an output method based on the proportion of hours consumed. Additionally, the Group estimates how many hours of audiobook content will not be used by eligible Premium Subscribers and recognizes the revenue attributable to the unexercised rights in proportion to the pattern of audiobook consumption. For other bundles, revenue is recognized either on a straight-line basis over the subscription period or at a point in time when control of the service or product is transferred to the customer.
Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. Under these arrangements, a premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. Payment is remitted to the Group through the premium partner. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, may either be recognized gross or net, and may have multiple performance obligations to the customer, including an obligation to provide Premium streaming services and a monthly entitlement to specified hours of audiobook content.
Ad-Supported revenue
The Group’s advertising revenue is generated primarily from the sale of display, audio, and video advertising delivered through advertising impressions. The Group enters into arrangements with advertising agencies that purchase advertising on our platform on behalf of their clients. The Group also enters into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand-impressions (“CPM”) basis and are evidenced by contracts that specify the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period (“Insertion Order”). Revenue is recognized based on the number of impressions delivered.
Additionally, the Group generates Ad-Supported revenue through arrangements with certain advertising automated exchanges, an internal self-serve platform, and advertising marketplace programs to distribute advertising inventory for purchase on an auction or fixed CPM basis. These orders are evidenced through submission of order placements through the platform and online acceptance of terms and conditions. Revenue is recognized when impressions are delivered on the platform.

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
(g)Cost of revenue
Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. The Group incurs royalty costs paid to record labels, music publishers, audiobook publishers, and other rights holders for the right to stream content to the Group’s users. Royalties are typically calculated monthly using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability requires complex IT systems and a significant volume of data and is subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the product tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Users to applicable Premium Subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In such situations, royalties are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions, and therefore, estimates of the royalties payable are made until payments are made. The Group has certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements, for which the Group cannot reliably predict the underlying expense, the Group will expense the minimum guarantee on a straight-line basis over the term of the arrangement. The Group also has certain royalty arrangements where the Group would have to make additional payments if the royalty rates were below those paid to other similar licensors (most favored nation clauses). For rights holders with this clause, a comparison is done of royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payables to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that the Group will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. In certain contracts, payments to rights holders can be due based on uncertain future events which might not be resolved for several months. Where this is the case, the Group recognizes this expense only if and when the uncertainty is resolved. Additionally, cost of revenue includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as the amortization of podcast content assets.
Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life, or the license period (if relevant), and begins at the release of each episode. In most cases, amortization is on an accelerated basis. Certain fixed fees to access content are recorded on a straight-line basis over the applicable license period. The Group makes payments to podcast publishers, whose content we monetize through advertising sales. The amounts owed are most often a share of revenues and recognized in cost of revenue when the related revenue is recognized.
(h)Research and development expenses
Research and development expenses primarily comprise costs incurred for development of products related to the Group’s platform and service, as well as new and existing advertising products and improvements to the Group’s mobile and desktop applications and streaming services. The costs incurred include related employee compensation and benefits costs, consulting costs, and facilities costs.

(i)Sales and marketing expenses
Sales and marketing expenses primarily comprise employee compensation and benefits, sponsorships, public relations, branding, consulting expenses, customer acquisition costs, advertising, live events and trade shows, amortization of trade name intangible assets, the cost of working with content creators and rights holders to promote the availability of new releases on the Group’s platform, and the costs of providing free trials. Expenses included in the costs of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
(j)General and administrative expenses
General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors’ and officers’ liability insurance, and director fees.
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
Deferred tax assets in excess of deferred tax liabilities are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent it is probable that future taxable profits will be available, against which they can be used. Deferred tax assets are reviewed at each reporting date and are not recorded or reduced to the extent that it is not or no longer probable that the related tax benefit will be realized.
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
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of these assets. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary. See Note 10 for further information.
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
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and 9 years.
Short-term leases and lease of low-value assets
The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, including certain IT Equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a Lessor
The Group has entered into agreements to sublease portions of its leased offices. As an intermediate lessor, the Group accounts for sublease arrangements separately from the related head lease agreements. Subleases are classified as either finance or operating leases by reference to the right-of-use asset arising from the head lease. Where the lease transfers substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease; all other leases are classified as operating leases. Amounts due from lessees under finance subleases are initially recognized at the present values of the lease payments receivable, discounted at the interest rate implicit in the lease. Upon commencement of a finance lease, any difference between the carrying amount of the derecognised right-of-use asset and the lease receivable is recognized as a gain or loss in the statement of operations. For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.
After initial measurement, finance lease receivables are subsequently measured at amortized cost using the effective interest method. Lease payments received are allocated between a reduction in the carrying amount of the receivable and finance income, which is recognized in the statement of operations over the lease term. Any changes in the expected credit losses associated with finance lease receivables are accounted for in accordance with IFRS 9 Financial Instruments, with adjustments recognized in the statement of operations. Foreign exchange revaluation impacts, if applicable, are also recognized in the statement of operations in a manner consistent with other financial assets.
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
(p)Impairment of non-financial assets
Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of operations consistent with the function of the assets, for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period. For more information on impairment of non-financial assets, including real estate assets, refer to Note 10 and 11.
(q)Financial instruments
(i)Financial assets
Initial recognition and measurement
The Group’s financial assets comprise cash and cash equivalents, short term investments, trade and other receivables, derivative assets, long term investments, restricted cash and other non-current assets, and finance lease receivables. All financial assets except finance lease receivables are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Finance lease receivables are recognized initially at the present values of the lease payments receivable, discounted at the interest rate implicit in the lease. Purchases and sales of financial assets are recognized on the settlement date; the date that the Group receives or delivers the asset. Receivables are non-derivative financial assets, other than short term and long term investments described below, with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period.
For more information on receivables, refer to Note 14. For more information on finance lease receivables, refer to Note 10.
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
The Group accounts for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. Under this approach, the Exchangeable Notes are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk are presented separately in other comprehensive income and will not be reclassified to the consolidated statement of operations. The Group classified the Exchangeable Notes as a financial liability in accordance with IAS 32, Financial Instruments: Presentation.
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
(r)Podcast content assets
The Group incurs costs to acquire, license, produce or commission podcasts for inclusion on the Service, with some titles distributed more broadly. The Group recognizes podcast content assets as current assets in the consolidated statement of financial position and related cash flows are presented as operating cash flows. Fees, including license fees, and the direct costs of production including employee compensation and production overheads, external production services and participation minimum guarantees are capitalized. The Group often enters into multi-year commitments, however, the period between payments and receipt of content is typically less than a year and no borrowing costs are included in direct costs. All podcast content costs are recorded in the Ad-Supported segment.
Amortization of podcast content assets is recorded in cost of revenue over the shorter of the estimated useful economic life or the license period (if relevant), and begins at the release of each episode. The economic life and expected amortization profile of podcast content assets is estimated by management based on historical listening patterns and is evaluated on an ongoing basis. The Group’s podcast content assets are generally expected to be consumed in less than three years, and typically, on an accelerated basis, as we expect more upfront listening in most cases. Certain fixed fees to access content are recorded on a straight-line basis over the applicable license period.
(s)Cash and cash equivalents and restricted cash
Cash and cash equivalents comprise cash on deposit at banks and on hand and highly liquid investments including money market funds with maturities of three months or less at the date of purchase that are not subject to restrictions. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in the consolidated statement of operations. See Note 22.
Cash deposits that have restrictions governing their use are classified as restricted cash, current or non-current, based on the remaining length of the restriction. See Note 13.
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
(w)Share-based compensation
Employees of the Group and members of the board of directors may receive remuneration in the form of share-based compensation transactions, whereby employees and the board of directors render services in consideration for equity instruments.
The cost of such equity-settled transactions is determined by the fair value at the date of grant using an appropriate valuation model. The cost is recognized in the consolidated statement of operations, together with a corresponding credit to other reserves in equity, over the period in which the performance and service conditions are fulfilled.
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no material modifications to any share-based compensation transactions during 2024, 2023, and 2022.
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
The assumptions and models used for estimating fair value for share-based compensation transactions are disclosed in Note 17.
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
New and amended standards and interpretations adopted by the Group
Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1
On January 1, 2024, the Group adopted the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments are applied on a retrospective basis and require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes. Adoption of this amendment did not result in the reclassification of the Exchangeable Notes as a current liability at any reporting date, from the inception of the Exchangeable Notes to December 31, 2024, as the exchange conditions had not been met.
There are no other new IFRS or IFRS Interpretation Committee (“IFRIC”) interpretations effective as of January 1, 2024 that have a material impact to the consolidated financial statements.
New standards and interpretations issued not yet effective
Presentation and Disclosure in Financial Statements - IFRS 18
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this new standard.
Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date,” which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group is currently evaluating the impact of these amendments.
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
The areas where assumptions and estimates are significant to the consolidated financial statements are:
(i)Revenue Recognition: Multiple Performance Obligations - The Group’s contracts with customers for the Premium Service in select markets include promises to transfer more than one service. The Group assesses the services promised in a contract and identifies distinct performance obligations. In such arrangements, the transaction price is allocated between the obligations according to their relative stand-alone selling prices; where stand-alone selling prices are not directly observable, estimation techniques are used. See Note 2.
(ii)Share-based compensation - The Group measures the cost of equity-settled transactions with employees and directors by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 17. The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is based on an analysis of actual forfeitures.
(iii)Deferred taxes - The Group has recognized deferred tax assets for tax loss carry-forwards, tax credits and deductible temporary differences. The Group also has significant unrecognized deferred tax assets. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 8.
(iv)Uncertain tax positions - In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made. See Note 8.
(v)Goodwill impairment - In accordance with the accounting policy described in Note 2, the Group annually performs an impairment test regarding goodwill. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in Note 12.
(vi)Content - Accrued fees to rights holders are set out in Note 20. The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. The determination of royalty accruals requires complex IT systems and a significant volume of data. In addition, determination of royalties payable requires significant judgments, assumptions, and estimates of the amounts to be paid. From time to time the amount we owe is subject to legal challenge, for more detail see Note 21 and Note 24. In certain jurisdictions, rights holders have several years to claim royalties for musical composition, and therefore, estimates of the royalty accruals are based on available information and historical trends. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. Additionally, the economic life and expected amortization profile of podcast content assets is estimated by management based on historical listening patterns and is evaluated on an ongoing basis. See Note 2 and Note 15.
(vii)Provisions - Management makes significant assumptions and estimates when determining the amounts to record for provision for legal contingencies. See Note 21.
(viii)Impairment of real estate assets - Management makes significant assumptions and estimates when determining the non-cash impairment charges for our real estate assets, which include lease right-of-use assets, leasehold improvements and property and equipment. See Note 10 and Note 11.
(ix)Exchangeable Notes and warrants - the fair value of the Group’s Exchangeable Notes and warrants are estimated using valuation techniques and inputs based on management’s judgment and conditions that exist at each reporting date. See Note 22.
4.    Revenue recognition
Revenue from contracts with customers
(i)Disaggregated revenue
The Group discloses revenue by reportable segment and geographic area in Note 23.
(ii)Performance obligations
The Group discloses its policies for how it identifies, satisfies, and recognizes its performance obligations associated with its contracts with customers in Note 2.

(iii)Contract liabilities
The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed, and therefore, the revenue has not been recognized. Revenue is recognized over time as the services are performed. As of December 31, 2024 and 2023, the Group had deferred revenue of €683 million and €622 million, respectively. The increase in deferred revenue in 2024 is primarily a result of an increase in the number of Premium Subscribers as well as price increases. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period of up to a year. The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 given the Group’s contracts have an original expected duration of one year or less.
Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2024, 2023, and 2022 is €606 million, €504 million, and €448 million, respectively.
5.    Personnel expenses

	2024	2023	2022
	(in € millions, except employee data)
Wages and salaries	1,187	1,558	1,233
Social costs and payroll taxes	444	254	85
Contributions to retirement plans	52	55	51
Share-based compensation	267	321	381
Other employee benefits	138	157	150
Total	2,088	2,345	1,900
Average full-time employees	7,691	9,123	8,359
On January 23, 2023, the Company announced a reorganization to streamline our organizational structure and reduce our operating costs. As part of such reorganization, we reduced our employee base by approximately 6% across the Company. Additionally, during the second fiscal quarter of 2023, we executed a strategic realignment and reorganization plan focusing on podcast operations and rationalizing our content portfolio. On December 4, 2023, the Company announced a reduction in force, through which our employee base was reduced by approximately 17%. In connection with these reorganizations, during the year ended December 31, 2023, we recognized charges of €212 million for employee severance. These charges were included within the consolidated statement of operations as follows:

Year ended December 31, 2023

Cost of revenue	15
Research and development	119
Sales and marketing	44
General and administrative	34
Total	212
There were no similar material reorganization events during the year ended December 31, 2024.
6.    Auditor remuneration

	2024	2023	2022
	(in € millions)
Auditor fees	8	8	7

7.    Finance income and costs

	2024	2023	2022
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 22)	—	5	71
Fair value movements on Exchangeable Notes (Note 22)	—	—	159
Interest income	217	131	47
Interest income on finance lease receivables	6	—	—
Dividend income	19	—	—
Other financial income	19	11	13
Foreign exchange gains	67	14	131
Total	328	161	421
Finance costs
Fair value movements on derivative liabilities (Note 22)	(33)	(7)	—
Fair value movements on Exchangeable Notes (Note 22)	(239)	(98)	(15)
Interest expense on lease liabilities	(36)	(38)	(41)
Other finance costs	(7)	(11)	(17)
Foreign exchange losses	(37)	(66)	(59)
Total	(352)	(220)	(132)
8.    Income tax
An analysis of the Group’s Income tax expense for periods presented is set out below:

	2024	2023	2022
	(in € millions)
Current tax expense
Current year	237	61	82
Changes in estimates in respect to prior years	8	(9)	13
	245	52	95
Deferred tax benefit
Temporary differences	38	(115)	(158)
Change in recognition of deferred tax	(88)	92	124
Change in tax rates	(1)	(1)	—
Changes in estimates in respect to prior years	2	(1)	(1)
Other	7	—	—
	(42)	(25)	(35)
Income tax expense	203	27	60
For the years ended December 31, 2024, 2023, and 2022, the Group recorded an income tax expense of €83 million, €13 million, and €26 million, respectively, in other comprehensive income.
In 2024, the Group recognized current income tax expense of €21 million related to accruals of uncertain tax positions and has cumulatively recorded liabilities of €29 million for uncertain tax positions at December 31, 2024, none of which are reasonably expected to be resolved within 12 months. Interest and penalties included in income tax expense were not material in any of the periods presented.

A reconciliation between the Income tax expense for the year, and the theoretical tax expense that would arise when applying the statutory tax rate in Luxembourg of 24.94% to the consolidated income before tax for each of the years ended December 31, 2024, 2023, and 2022 is shown in the table below:

	2024	2023	2022
	(in € millions)
Income/(loss) before tax	1,341	(505)	(370)
Tax using the Luxembourg tax rate	335	(126)	(93)
Effect of tax rates in foreign jurisdictions	(37)	1	(11)
Permanent differences	61	69	23
Change in unrecognized deferred taxes	(173)	92	124
Adjustments in respect of previous years	10	(10)	12
Foreign withholding taxes	1	2	2
Other	6	(1)	3
Income tax expense	203	27	60

The Group will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.
The major components of deferred tax assets and liabilities are comprised of the following:

	2024	2023
	(in € millions)
Intangible assets	(63)	(52)
Share-based compensation	148	14
Tax losses carried forward	191	97
Property and equipment	34	32
Unrealized gains	(173)	(117)
Lease right-of-use asset	(67)	(69)
Lease liability	86	105
Accrued expenses and other liabilities	3	1
Other	6	9
Net deferred tax assets	165	20
The increase in deferred tax assets is due mainly to the recognition of deferred tax assets related to deductible temporary differences and net operating loss carry-forwards in Sweden, based on the expectation of future taxable profits against which these deductible temporary differences can be utilized.
A reconciliation of net deferred tax is shown in the table below:

	2024	2023	2022
	(in € millions)
At January 1	20	3	13
Movement recognized in consolidated statement of operations	42	25	36
Movement recognized in consolidated statement of changes in equity and other comprehensive income	103	(8)	(32)
Movement due to acquisition	—	—	(14)
At December 31	165	20	3

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to consolidated statement of financial position	2024	2023
	(in € millions)
Deferred tax assets	186	28
Deferred tax liabilities	21	8

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which entities within the Group can realize the benefits.

	2024	2023
	(in € millions)
Intangible assets	72	66
Share-based compensation	261	106
Tax losses carried forward	55	294
Tax credits carried forward	92	102
Capitalized research & development costs	279	187
Lease liability	41	28
Other	18	13
Total	818	796
We believe it is possible that within the next 12 months sufficient positive evidence will exist to support the recognition of U.S. Federal and State deferred tax assets. At December 31, 2024 the total unrecognized balance in the U.S. was €780 million. The exact timing and amount of recognition is dependent on various factors including, but not limited to, the level of profitability and the level of benefit from share-based compensation deductions in future periods. The recognition of the U.S. deferred tax assets would result in an income tax benefit in the consolidated statement of operations as well as a credit in equity recorded in the quarter in which the determination is made.
At December 31, 2024, no deferred tax liability had been recognized on investments in subsidiaries because the Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries. There are no distributions planned in the foreseeable future. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.
Tax losses and credit carry-forwards as at December 31, 2024 were expected to expire as follows:

Expected expiry	2025 - 2034	2035 and onwards	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	117	251	937	1,305
Research and development credit carry-forward	—	79	—	79
The Group has significant net operating loss carry-forwards in Luxembourg of €37 million, as well as foreign jurisdictions including the United States of €238 million (€7 million federal and €231 million state and local), Sweden of €870 million, India of €117 million and other foreign jurisdictions of €43 million. In certain jurisdictions, if the Group is unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.
In the United States, the remaining €7 million federal net operating loss carry-forwards and a portion of the state net operating loss carry-forwards are subject to an annual limitation as defined by Section 382 of the Internal Revenue Code (“Section 382”). Additionally, the losses generated after January 1, 2018 can be carried forward indefinitely but are subject to an 80% taxable income limitation upon utilization.
In Sweden, our net operating losses can be carried forward indefinitely. Utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Chapter 40, paragraphs 10-14, of the Swedish Income Tax Act (the “Swedish Income Tax Act”).
The Group’s most significant tax jurisdictions are Sweden and the U.S. (both at the federal level and in various state jurisdictions). In the U.S., tax years beginning in or after 2013 and 2014 remain open to tax authority examinations at the state and federal level, respectively. In Sweden, tax years beginning in or after 2019 remain open to adjustment. U.S. tax loss and tax credit carry-forwards generated in periods prior to 2014 remain open to adjustment through the end of the statute of limitations related to the year the carry-forward is used to offset taxable income. Certain of the Group’s subsidiaries are currently under examination by national, and in the case of the U.S. national and state level, tax authorities for tax years from 2013-2022. These examinations may lead to adjustments to the Group’s taxes.
The Group’s Advance Pricing Agreement (“APA”) process between Sweden and the U.S. concluded in July 2024 with a unilateral APA between Spotify US and the IRS covering the years 2014-2021. The US agreement accepted our returns as filed.

The Group is in scope of the OECD Pillar Two model rules (“the P2 Model Rules” or “P2 Rules”). The legislation is effective for the Group’s financial year beginning January 1, 2024. The rules impose a minimum 15% effective tax rate, based on the P2 Rules, applicable in each jurisdiction in which the Group operates. To come into force, the P2 Model Rules must be enacted into local tax legislation by each participating country. The OECD and participating countries have enacted (or are in the process of enacting) legislation and issue administrative guidance in jurisdictions in which the Group operates, including Luxembourg and Sweden.
The impact of Pillar Two income taxes is not material based on the most recently available financial information of the Group.
In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the Pillar Two legislation. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.
9.    Earnings/(loss) per share
Basic earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted earnings/(loss) per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, and other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted earnings/(loss) per share when their effect is dilutive. The computation of earnings/(loss) per share for the respective periods is as follows:

	2024	2023	2022
	(in € millions, except share and per share data)
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	1,138	(532)	(430)
Shares used in computation:
Weighted-average ordinary shares outstanding	200,622,518	194,732,304	192,934,862
Basic earnings/(loss) per share attributable to owners of the parent	5.67	(2.73)	(2.23)
Diluted earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	1,138	(532)	(430)
Fair value gains on dilutive Exchangeable Notes	—	—	(144)
Net earnings/(loss) used in the computation of diluted earnings/(loss) per share	1,138	(532)	(574)
Shares used in computation:
Weighted-average ordinary shares outstanding	200,622,518	194,732,304	192,934,862
Exchangeable Notes	—	—	2,911,500
Stock options	4,407,037	—	—
Restricted stock units	1,939,539	—	—
Other contingently issuable shares	21,275	—	—
Diluted weighted average ordinary shares	206,990,369	194,732,304	195,846,362
Diluted earnings/(loss) per share attributable to owners of the parent	5.50	(2.73)	(2.93)
Potential dilutive securities that were not included in the diluted earnings/(loss) per share calculations because they would be anti-dilutive were as follows:

	2024	2023	2022
Employee options	842,401	12,429,245	16,004,890
Restricted stock units	18,208	2,554,925	3,135,407
Other contingently issuable shares	—	36,898	71,717
Warrants	—	800,000	800,000
Exchangeable Notes	2,911,500	2,911,500	—

10.    Leases
The Group leases certain properties under non-cancellable lease agreements that primarily relate to office space. The expected lease terms are up to 9 years.
Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2023	675
Increases	22
Decreases	(1)
Exchange differences	(12)
At December 31, 2023	684
Increases	25
Decreases	(140)
Exchange differences	28
At December 31, 2024	597
Accumulated depreciation
At January 1, 2023	(258)
Depreciation charge	(56)
Impairment charge	(74)
Decreases	1
Exchange differences	3
At December 31, 2023	(384)
Depreciation charge	(44)
Impairment charge	(25)
Decreases	99
Exchange differences	(17)
At December 31, 2024	(371)
Cost, net accumulated depreciation
At December 31, 2023	300
At December 31, 2024	226
Impairment of real estate assets
As a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the “Office Space Optimization Initiative”), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces. In accordance with IAS 36, we recognized a non-cash impairment charge of €43 million and €123 million for the years ended December 31, 2024 and 2023, respectively. These charges reflect the write-down of the related real estate assets, which included lease right-of-use assets, leasehold improvements, and property and equipment, to their recoverable amounts.
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
The key assumptions used to calculate the recoverable amounts of real estate assets were the sublease rental rates, vacancy periods and pre-tax discount rates, which were determined based on the nature and geographic locations of each office space that we planned to sublease. A change in the sublease rental rate, vacancy period, or discount rate assumptions may result in a recoverable amount of one or more of these assets that is above or below the current carrying amount and, therefore, there is a risk of impairment reversals or charges in a future period. We consider that reasonably possible changes in the sublease rental rates, vacancy periods, or discount rates arising from changes in the real estate markets of the office leases could result in a change in their carrying amounts. A decrease or increase of six months in the vacancy periods would have resulted in a change to the impairment loss of €5 million at December 31, 2024. A decrease or increase of 10% in the sublease rental rates would have resulted in a change to the impairment loss of €3 million at December 31, 2024. A decrease or increase of 100 basis points in the discount rates would have resulted in a change to the impairment loss of €1 million at December 31, 2024.
Impairment charges for lease right-of-use assets in connection with the Office Space Optimization Initiative were €25 million and €74 million for the years ended December 31, 2024 and 2023, respectively. See Note 11 for information regarding impairment charges related to property and equipment assets. These charges are included in the consolidated statement of operations for the years ended December 31, 2024 and 2023 as follows.

	Year ended December 31, 2024	Year ended December 31, 2023
	(in € millions)
Cost of revenue	6	4
Research and development	7	46
Sales and marketing	8	13
General and administrative	4	11
Total	25	74
Below is the roll-forward of lease liabilities:

Lease liabilities	2024	2023
	(in € millions)
At January 1	558	613
Increases	25	22
Payments (1)	(105)	(104)
Interest expense	36	38
Lease incentives received (2)	—	2
Exchange differences	23	(13)
At December 31	537	558
(1) €36 million and €38 million of interest paid on lease liabilities are included in operating activities and €69 million and €66 million of payments of lease liabilities included in financing activities within the consolidated statement of cash flows for the years ended December 31, 2024 and 2023, respectively.
(2) €2 million of lease incentives received are included in financing activities within the consolidated statement of cash flows for the year ended December 31, 2023. There were no lease incentives received during the year ended December 31, 2024.

Below is the maturity analysis of lease liabilities:

Lease liabilities	December 31, 2024
Maturity Analysis	(in € millions)
Less than one year	113
One to five years	334
More than five years	253
Total lease commitments	700
Impact of discounting remaining lease payments	(163)
Total lease liabilities	537
Lease liabilities included in the consolidated statement of financial position
Current	75
Non-current	462
Total	537
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €4 million and €4 million for the years ended December 31, 2024 and 2023, respectively. Additionally, the Group has entered into certain lease agreements with approximately €44 million of commitments, which had not commenced as of December 31, 2024, and, as such, have not been recognized in the consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the consolidated statement of financial position was 6.5% as of December 31, 2024.
During the year ended December 31, 2024, the Group entered into agreements to sublease a portion of its leased offices under finance leases. Below is the roll-forward of finance lease receivables:

Finance lease receivables	2024
(in € millions)
At January 1	—
Additions	69
Interest income	6
Payments received	(1)
Exchange differences	2
At December 31	76
Below is the maturity analysis of finance lease receivables:

Finance lease receivables	2024
Maturity Analysis	(in € millions)
Less than one year	3
One to five years	57
More than five years	61
Total lease payments receivable	121
Unearned finance income	(45)
Total finance lease receivables	76
Finance lease receivables included in the interim condensed consolidated statement of financial position
Current	2
Non-current	74
Total	76

11.    Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2023	92	448	540
Additions	4	4	8
Disposals	(1)	—	(1)
Exchange differences	(2)	(8)	(10)
At December 31, 2023	93	444	537
Additions	8	4	12
Disposals	(5)	(69)	(74)
Exchange differences	5	15	20
At December 31, 2024	101	394	495
Accumulated depreciation and impairment loss
At January 1, 2023	(60)	(132)	(192)
Depreciation charge	(14)	(40)	(54)
Impairment charge	(7)	(42)	(49)
Disposals	1	—	1
Exchange differences	1	3	4
At December 31, 2023	(79)	(211)	(290)
Depreciation charge	(10)	(31)	(41)
Impairment charge	(1)	(17)	(18)
Disposals	6	46	52
Exchange differences	(3)	(7)	(10)
At December 31, 2024	(87)	(220)	(307)
Cost, net accumulated depreciation and impairment loss
At December 31, 2023	14	233	247
At December 31, 2024	14	174	188
Impairment charges for leasehold improvements and property and equipment in connection with the Office Space Optimization Initiative were €18 million and €49 million for the years ended December 31, 2024 and 2023, respectively. See Note 10 for information regarding impairment charges related to lease right-of-use assets. These charges are included in the consolidated statement of operations for years ended December 31, 2024 and 2023 as follows.

	Year ended December 31, 2024	Year ended December 31, 2023
	(in € millions)
Cost of revenue	11	3
Research and development	2	29
Sales and marketing	3	10
General and administrative	2	7
Total	18	49
The Group had €7 million and €4 million of leasehold improvements that were not placed into service as of December 31, 2024 and 2023, respectively.

12.    Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2023	69	193	262	1,168	1,430
Additions	8	—	8	—	8
Write-off of fully amortized intangible assets	(8)	(21)	(29)	—	(29)
Exchange differences	(1)	(4)	(5)	(31)	(36)
At December 31, 2023	68	168	236	1,137	1,373
Additions	3	—	3	—	3
Write-off of fully amortized intangible assets	(7)	(23)	(30)	—	(30)
Reclassifications	—	(10)	(10)	—	(10)
Exchange differences	—	6	6	64	70
At December 31, 2024	64	141	205	1,201	1,406
Accumulated amortization
At January 1, 2023	(50)	(85)	(135)	—	(135)
Amortization charge	(12)	(36)	(48)	—	(48)
Write-off of fully amortized intangible assets	8	21	29	—	29
Exchange differences	(1)	3	2	—	2
At December 31, 2023	(55)	(97)	(152)	—	(152)
Amortization charge	(8)	(28)	(36)	—	(36)
Write-off of fully amortized intangible assets	7	23	30	—	30
Reclassifications	—	6	6	—	6
Exchange differences	—	(5)	(5)	—	(5)
At December 31, 2024	(56)	(101)	(157)	—	(157)
Cost, net accumulated amortization
At December 31, 2023	13	71	84	1,137	1,221
At December 31, 2024	8	40	48	1,201	1,249
Amortization charges related to intangible assets of €30 million, €35 million and €40 million in 2024, 2023, and 2022, respectively, are included in research and development in the consolidated statement of operations. There were no impairment charges for goodwill in 2024, 2023, and 2022, respectively. We recorded immaterial impairment charges for intangible assets in 2024, 2023, and 2022.
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

	Premium	Ad-Supported	Premium	Ad-Supported
	2024	2024	2023	2023
	(in € millions)
Goodwill	279	922	269	868
Valuation methodology
The Group performed its annual impairment test in the fourth quarter of 2024. The recoverable amount of the Premium and Ad-Supported operating segments are assessed using a fair value less costs of disposal (“FVLCD”) model. The FVLCD valuation is considered a level 3 in the fair value hierarchy, as it uses significant unobservable inputs. FVLCD is calculated using both the income and market valuation methods.

Ad-Supported segment
For the Ad-supported segment we used an income valuation method which involved discounting the projected cash flows to present value. We also used the Venture Capital method (“VC method”) which is a hybrid of the income and market valuation methods. The VC method involved discounting cash flows and then applying observed market multiples of comparable publicly traded companies to the forecasted revenue based on an assumed future exit date within the forecast period. We weighted the income valuation method and VC method 80% and 20%, respectively.
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
Key assumptions used in the FVLCD calculations at the impairment testing date
The key assumptions used in the income approach was the discount rate based on the weighted-average cost of capital. The discount rate was 10.0% and 11.0% for the Group’s Premium and Ad-Supported segments, respectively. The key assumptions used in the VC method and market valuation method were revenue multiples for comparable companies, which were selected based on industry similarity, financial risk, and size of each of the Group’s operating segments. For the Ad-supported segment, we applied a revenue multiple of 3.7 to the forecasted 12 months revenue preceding the assumed exit date. For the Premium segment, we applied a revenue multiple of 4.9 and 4.1 to the preceding and forecasted 12 months revenue before and after the date of the impairment test, respectively.
There are no reasonably possible changes in the key assumptions that would result in the operating segments’ carrying amounts exceeding their recoverable amounts.
13.    Restricted cash and other non-current assets

	2024	2023
	(in € millions)
Restricted cash
Lease deposits and guarantees	50	50
Other	2	1
Other non-current assets	16	24
Total	68	75
14.    Trade and other receivables

	2024	2023
	(in € millions)
Trade receivables	543	607
Less: allowance for expected credit losses	(3)	(5)
Trade receivables – net	540	602
Other	231	256
Total	771	858
Trade receivables are non-interest bearing and generally have 30 to 60 day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value.

The aging of the Group’s net trade receivables is as follows:

	2024	2023
	(in € millions)
Current	388	411
Overdue 1 – 30 days	73	92
Overdue 31 – 60 days	36	53
Overdue 60 – 90 days	23	26
Overdue more than 90 days	20	20
	540	602
The movements in the Group’s allowance for expected credit losses are as follows:

	2024	2023
	(in € millions)
At January 1	5	7
Provision for expected credit losses	5	4
Reversal of unutilized provisions	(3)	(1)
Receivables written off	(4)	(5)
At December 31	3	5
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.
15.    Other current assets

	2024	2023
	(in € millions)
Content assets	47	95
Prepaid expenses and other	71	64
Derivative assets	14	9
Total	132	168
Content asset amortization of €188 million, €208 million, and €193 million is included in cost of revenue in the consolidated statement of operations for the year ended December 31, 2024, 2023, and 2022, respectively.
During the year ended December 31, 2023, we executed a strategic realignment and reorganization plan focusing on podcast operations and rationalizing our content portfolio. In connection with this reorganization, we incurred charges of €29 million related to the write-off of content assets. These charges are included within cost of revenue in the consolidated statement of operations for the year ended December 31, 2023. There were no material charges related to the write-off of content assets recognized during the year ended December 31, 2024.
16.    Issued share capital and other reserves
As of each of December 31, 2024, 2023, and 2022, the authorized and subscribed share capital was comprised of 403,067,339 shares, at a par value €0.000625 each. As at December 31, 2024, 2023, and 2022, the Company had 207,475,133, 201,343,630, and 196,858,811 ordinary shares issued and fully paid, respectively.
The Group has incentive stock plans under which options and restricted stock to subscribe to the Company’s share capital have been granted to certain directors and employees. Options exercised or restricted stock vesting under these plans are settled via either the issuance of new shares or issuance of shares from treasury.
Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 324,732,980 and 343,841,690 beneficiary certificates outstanding as of December 31, 2024 and 2023, respectively. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant was US $281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek through D.G.E. Investments Limited upon the net settlement of the 800,000 warrants that were granted on August 23, 2021.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program, the Company repurchased 469,274 shares for €91 million under this program. There were no repurchases for the year ended December 31, 2024.
No dividends were paid during the year or are proposed.
All outstanding shares have equal rights to vote at general meetings.
For the years ended December 31, 2024 and 2023, the Company repurchased, in total, 6,000,000 and 4,450,000 of its own ordinary shares, respectively, and reissued 6,569,517 and 3,815,301 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. As of December 31, 2024 and 2023, the Company had 3,630,724 and 4,200,241 ordinary shares held as treasury shares, respectively.

Other reserves

	2024	2023	2022
	(in € millions)
Currency translation
At January 1	63	100	17
Currency translation	87	(37)	83
At December 31	150	63	100
Short term investments
At January 1	(4)	(18)	(3)
(Losses)/gains on fair value that may be subsequently reclassified to consolidated statement of operations	(7)	11	(23)
Losses reclassified to consolidated statement of operations	3	7	4
Deferred tax	1	(4)	4
At December 31	(7)	(4)	(18)
Long term investments
At January 1	224	161	(26)
Gains on fair value not to be subsequently reclassified to consolidated statement of operations	415	76	212
Losses on sale of long term investment reclassified to accumulated deficit	—	3	2
Tax effect of gains on sale of long term investment reclassified to accumulated deficit	—	—	(5)
Deferred tax	(86)	(16)	(22)
At December 31	553	224	161
Exchangeable Notes
At January 1	(7)	3	—
(Losses)/gains on fair value attributable to changes in credit risk	(8)	(14)	4
Deferred tax	2	4	(1)
At December 31	(13)	(7)	3
Cash flow hedges
At January 1	(3)	10	(4)
(Losses)/gains on fair value that may be subsequently reclassified consolidated statement of operations	(10)	(2)	4
Losses/(gains) reclassified to revenue	28	(44)	32
(Gains)/losses reclassified to cost of revenue	(20)	30	(20)
Deferred tax	—	3	(2)
At December 31	(5)	(3)	10
Share-based compensation
At January 1	1,539	1,265	869
Share-based compensation (Note 17)	268	322	385
Income tax impact associated with share-based compensation (Note 8)	359	23	51
Restricted stock units withheld for employee taxes	(137)	(71)	(40)
At December 31	2,029	1,539	1,265
Other reserves at December 31	2,707	1,812	1,521
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

Exchangeable Notes reserve recognizes the change in fair value gains and losses that is attributable to changes in the Issuer’s own credit risk on Exchangeable Notes, which are designated at fair value through profit and loss.
Cash flow hedge reserve recognizes the unrealized gains and losses on the effective portion of foreign exchange forward contracts designated for hedging.
The share-based compensation reserve is used to record the value of equity-settled awards as they vest with employees and directors. For further details, please see Note 17.
17.    Share-based compensation
Stock Option Plans
The Company has Employee Stock Option Plans (“ESOP”) and Director Stock Option Plans (together, the “Stock Options Plans”). Under the Stock Option Plans, stock options of the Company are granted to certain employees of the Group and members of its board of directors. For options granted under the Stock Option Plans, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The exercise price for options is payable in the EUR value of a fixed USD amount; therefore, the Group considers these options to be USD-denominated. The options granted to participants under the Stock Option Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested up to four years from date of grant. The options are granted with a term of five years.
Restricted Stock Unit Program
The Company has restricted stock unit (“RSU”) programs for employees and members of its board of directors (together, the “RSU Plans”). The RSU Plans are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the RSU Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested up to four years from date of grant. The valuation of the RSUs was consistent with the fair value of the ordinary shares.
Other Awards
In connection with the acquisition of The Ringer during 2020 and Podsights during 2022, the Company granted 34,450 and 30,824 equity instruments to certain employees of The Ringer and Podsights, respectively. Each instrument effectively represents one ordinary share of the Company, which will be issued to the holder upon vesting. The instruments vest annually over a five-year and four-year period, respectively, from the acquisition date, and vesting is contingent on continued employment. The instruments are accounted for as equity-settled share-based compensation transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument granted to certain employees of The Ringer and Podsights was US $145.14 and US $162.21, respectively.

Activity in the Group’s RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2022	1,425,196	211.25	108,720	145.19
Granted	2,914,248	121.42	30,824	162.21
Forfeited	(359,238)	173.04	(20,357)	145.21
Released	(844,799)	173.76	(47,470)	145.20
Outstanding at December 31, 2022	3,135,407	142.23	71,717	152.50
Granted	1,379,324	121.77	—	—
Forfeited	(657,607)	134.72	—	—
Released	(1,302,199)	143.68	(34,819)	148.96
Outstanding at December 31, 2023	2,554,925	132.39	36,898	155.83
Granted	732,639	273.40	—	—
Forfeited	(135,153)	153.67	—	—
Released	(1,132,039)	156.28	(14,596)	154.15
Outstanding at December 31, 2024	2,020,372	168.81	22,302	156.93
In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs. For most of our employees, when RSUs vest, the Group withholds the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued. The Group then remits cash to tax authorities on the employees’ behalf. If all the RSUs outstanding at December 31, 2024 subsequently vest, the Group estimates that it would be required to remit approximately €323 million to tax authorities over the vesting period for the years 2025 through 2028. In determining this estimate, the Group used the Company's ordinary share price as at December 31, 2024. The actual amount remitted to tax authorities is dependent on the Company’s ordinary share price on each of the vesting dates as well as the number of awards that ultimately vest.

Activity in the stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2022	8,695,348	190.19
Granted	9,640,611	141.55
Forfeited	(1,332,946)	215.07
Exercised	(620,143)	78.33
Expired	(377,980)	130.86
Outstanding at December 31, 2022	16,004,890	164.56
Granted	2,140,650	129.05
Forfeited	(1,647,782)	158.21
Exercised	(3,057,801)	128.91
Expired	(1,010,712)	190.86
Outstanding at December 31, 2023	12,429,245	165.93
Granted	663,407	284.32
Forfeited	(264,246)	155.41
Exercised	(5,933,613)	169.47
Expired	(204,366)	310.28
Outstanding at December 31, 2024	6,690,427	170.49
Exercisable at December 31, 2022	6,402,109	172.69
Exercisable at December 31, 2023	5,793,791	184.98
Exercisable at December 31, 2024	2,520,115	189.66
The weighted-average contractual life for the stock options outstanding at December 31, 2024, 2023, and 2022 is 2.6 years, 2.8 years, and 3.3 years, respectively. The weighted-average share price at exercise for options exercised during 2024, 2023, and 2022 was US $337.09, US $165.13, and US $158.59, respectively. The weighted-average fair value of options granted during the years ended at December 31, 2024, 2023, and 2022 was US $119.79 per option, US $49.44 per option, and US $43.56 per option, and, respectively.
The stock options outstanding at December 31, 2024, 2023, and 2022 are comprised of the following:

			2024		2023		2022
Range of exercise prices (US$)			Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
25.01	to	45.00	—	0	752	0.1	2,289	1.1
45.01	to	90.00	723,791	2.8	1,101,330	3.7	1,147,396	4.8
90.01	to	135.00	1,997,219	2.8	3,362,206	3.3	4,036,371	3.3
135.01	to	180.00	2,100,527	2.4	4,639,068	2.7	6,741,590	3.1
180.01	to	498.98	1,856,703	2.5	3,325,889	2.1	4,077,244	3.0
498.99	to	715.44	12,187	4.8	—	0	—	0
			6,690,427	2.6	12,429,245	2.8	16,004,890	3.3
In determining the fair value of the stock options, the Group uses the Black-Scholes option-pricing model. The Company does not anticipate paying any cash dividends in the near future and, therefore, uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on a weighting of the historical volatility of the Company’s common stock and the historical volatility of public companies that are comparable to the Group over the expected term of the award. The risk-free rate is based on U.S. Treasury zero-coupon rates as the exercise price is based on a fixed USD amount. The expected life of the stock options is based on historical data and current expectations.

The following table lists the inputs to the Black-Scholes option-pricing models used for stock options for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Expected volatility (%)	49.9 – 57.6	51.5 – 61.2	35.9 – 60.0
Risk-free interest rate (%)	3.5 – 4.9	3.5 – 4.9	0.9 – 4.5
Expected life of stock options (years)	2.6 – 4.8	2.6 – 4.8	2.6 – 4.8
Weighted-average share price (US$)	275.89	128.33	124.47
Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based compensation awards.
The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10%, as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2024. The following table shows the impact of these changes on stock option expense for the options granted in 2024:

2024
(in € millions)
Actual stock option expense	30
Stock option expense increase/(decrease) under the following assumption changes
Volatility decreased by 10%	(4)
Volatility increase by 10%	4
Expected life decrease by 1 year	(5)
Expected life increase by 1 year	4
The expense recognized in the consolidated statement of operations for share-based compensation is as follows:

	2024	2023	2022
	(in € millions)
Cost of revenue	5	5	8
Research and development	152	194	218
Sales and marketing	61	66	73
General and administrative	49	56	82
Total	267	321	381
Expense recognized for the year ended December 31, 2023 was inclusive of a €48 million forfeiture credit for shares forfeited as a result of strategic realignment and reorganization plans. Of this credit, €2 million was included in Cost of revenue, €27 million was included in Research and development, €8 million was included in Sales and marketing, and €11 million was included in General and administrative within the consolidated statement of operations for year ended December 31, 2023.
18.    Exchangeable Notes
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
The Exchangeable Notes are the Issuer’s senior unsecured obligations and are equal in right of payment with the Issuer’s future senior, unsecured indebtedness, senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Exchangeable Notes and effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Exchangeable Notes will be structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries.
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
The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the year ended December 31, 2024.
The Exchangeable Notes were not redeemable prior to March 20, 2024, except in the event of certain tax law changes as set forth in the Indenture. Since March 20, 2024, the Exchangeable Notes are redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only if the last reported sale price per ordinary share exceeds 130% of the exchange price on:
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
The fair value of the Exchangeable Notes as of December 31, 2024 was €1,539 million. See Note 22 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.

19.    Trade and other payables

	2024	2023
	(in € millions)
Trade payables	933	662
Value added tax and sales taxes payable	335	291
Other current liabilities	74	25
Total	1,342	978
Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.
20.    Accrued expenses and other liabilities

	2024	2023
	(in € millions)
Non-current
Other accrued liabilities	5	26
Total	5	26
Current
Accrued fees to rights holders	1,695	1,826
Accrued salaries, vacation, severance, and related taxes	119	273
Accrued social costs for options and RSUs	217	57
Accrued operating liabilities	154	163
Other accrued expenses	162	121
Total	2,347	2,440
On December 4, 2023, the Company announced a reduction in force, through which our employee base was reduced by approximately 17%. As of December 31, 2023, we had accrued employee severance costs related to the reduction in force of €136 million included within current accrued expenses and other liabilities. As of December 31, 2024, we had substantially settled our obligations related to the reduction in force.

21.    Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2023	10	19	29
Charged/(credited) to the consolidated statement of operations:
Additional provisions	4	12	16
Reversal of unutilized amounts	(2)	(8)	(10)
Exchange differences	1	—	1
Utilized	(2)	(10)	(12)
Carrying amount at December 31, 2023	11	13	24
Charged/(credited) to the consolidated statement of operations:
Additional provisions	7	3	10
Reversal of unutilized amounts	(2)	(3)	(5)
Exchange differences	—	1	1
Utilized	—	(2)	(2)
Carrying amount at December 31, 2024	16	12	28
As at December 31, 2023
Current portion	11	10	21
Non-current portion	—	3	3
As at December 31, 2024
Current portion	16	9	25
Non-current portion	—	3	3
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
As of April 2019, Spotify USA Inc.’s settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that Spotify USA Inc. unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against Spotify USA Inc. in the U.S. District Court for the Middle District of Tennessee, alleging both that Spotify USA Inc. does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. In August 2024, the court granted partial summary judgment for Spotify USA Inc. against Eight Mile Style, LLC, holding that all of Eight Mile Style’s claims are barred. Eight Mile Style has filed a notice of appeal.
Other
The Group has indirect tax provisions that relate primarily to potential non-income tax obligations in various jurisdictions. The Group recognizes provisions for claims or indirect taxes when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.
The Group also recognizes provisions for onerous contracts where the unavoidable cost of meeting the obligations exceeds the expected revenue.
Additionally, the Group has obligations under lease agreements to return the leased assets to their original condition. An obligation to return the leased asset to their original condition upon expiration of the lease is accounted for as asset retirement obligations. The obligations are expected to be settled at the end of the lease terms.

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
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program, the Company has repurchased 469,274 shares for €91 million under the program. There were no repurchases for the year ended December 31, 2024.
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
Credit risk management
Financial assets with respect to cash and cash equivalents and short term investments carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk averse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and, at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-average maturity of the portfolio shall not be greater than 2.25 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all investments (classified as cash and cash equivalents and short term investments) within 90 days. At December 31, 2024 and 2023, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €7,448 million and €4,214 million, respectively. No credit losses were incurred during 2024 or 2023 on these investments.
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
The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2024	2023
	(in € millions)
Liquidity
Short term investments	2,667	1,100
Cash equivalents	3,550	2,111
Cash at bank and on hand	1,231	1,003
Liquidity position	7,448	4,214
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
The table below shows the immediate impact on net income/loss before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure at December 31, 2024 and 2023. The impact on net income/loss before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2024	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
Increase/(decrease) in income before tax	(16)	(11)	70

2023	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Increase)/decrease in loss before tax	(16)	(20)	60

(ii)Translation exposure sensitivity
Translation exposure exists due to the translation of the results and financial position of all of the Group entities that have a functional currency different from the presentation currency of Euro. The impact on the Group’s equity would be approximately €207 million and €127 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2024 and 2023, respectively.

Interest rate risk management
Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The Group’s exposure to interest rate risk is related to its interest-bearing assets, including its cash and cash equivalents and debt securities held at fair value through other comprehensive income. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point decrease or increase in interest rates would have resulted in a change in interest income earned on our cash and cash equivalents and short term investments of €54 million and €40 million for the years ended December 31, 2024 and 2023, respectively.
Financing risk management
The Group finances its operations through external borrowings, equity offerings, and cash flow from operations. The funding strategy has been to diversify funding sources. The external debt consisted of the Exchangeable Notes and lease liabilities.
Share price risk management
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. The Group’s exposure to this risk relates primarily to the outstanding Exchangeable Notes.
The Exchangeable Notes are re-measured at each reporting date using a valuation model using input data based on the Company’s share price. Changes in the fair value of this instrument are recognized in finance income or cost. All else being equal, an increase or decrease of share price will increase or decrease the value of the Exchangeable Notes. The Group has not entered into any hedging arrangement to mitigate these fluctuations.
Other share price risk
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that the Group is subject to in various countries in which the Group operates. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company’s share price. Changes in the accrual are recognized in operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. A 10% decrease or increase in the Company’s ordinary share price would have resulted in a change of €33 million in the accrual for social costs on outstanding share-based compensation awards at December 31, 2024, and a change ranging from €17 million to €18 million at December 31, 2023.
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
Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group’s currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the consolidated statement of operations was approximately €1,609 million and €1,014 million, respectively, as of December 31, 2024 and approximately €1,414 million and

€991 million as of December 31, 2023, respectively. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the statement of operations as of December 31, 2024:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Canadian dollar (CAD)	Norwegian krone (NOK)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	447	607	420	983	1,648	102
Cost of revenue	285	373	262	635	1,067	72
Total	732	980	682	1,618	2,715	174
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
Fair values
The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. The Group measures its finance lease receivables as described in Note 2. The carrying amount of our finance lease receivables is considered to approximate their fair value at December 31, 2024. The Group measures its lease liabilities as described in Note 2. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group’s financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy. The different levels have been defined in Note 2.

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2024
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	3,550	—	—	3,550
Short term investments:
Money market funds	263	—	—	263
Government securities	676	9	—	685
Corporate notes	—	908	—	908
Collateralized reverse purchase agreements	—	695	—	695
Fixed income funds	116	—	—	116
Derivatives (designated for hedging):
Foreign exchange forwards	—	14	—	14
Long term investments	1,550	—	85	1,635
Total financial assets at fair value by level	6,155	1,626	85	7,866
Financial liabilities at fair value
Exchangeable Notes	—	—	1,539	1,539
Derivatives (designated for hedging):
Foreign exchange forwards	—	20	—	20
Total financial liabilities at fair value by level	—	20	1,539	1,559

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2023
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	2,111	—	—	2,111
Short term investments:
Money market funds	181	—	—	181
Government securities	239	8	—	247
Corporate notes	—	320	—	320
Collateralized reverse purchase agreements	—	241	—	241
Fixed income funds	111	—	—	111
Derivatives (designated for hedging):
Foreign exchange forwards	—	9	—	9
Long term investments	1,154	—	61	1,215
Total financial assets at fair value by level	3,796	578	61	4,435
Financial liabilities at fair value
Exchangeable Notes	—	—	1,203	1,203
Derivatives (not designated for hedging):
Warrants	—	—	3	3
Derivatives (designated for hedging):
Foreign exchange forwards	—	14	—	14
Total financial liabilities at fair value by level	—	14	1,206	1,220
The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2024 and 2023, there were no transfers between levels in the fair value hierarchy.

Recurring fair value measurements
Long term investment – Tencent Music Entertainment Group
The Group’s approximate 9% investment in TME is carried at fair value through other comprehensive income. The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2024	2023	2022
	(in € millions)
At January 1	1,154	1,094	852
Changes in fair value recorded in other comprehensive income	396	60	242
At December 31	1,550	1,154	1,094
A 10% decrease or increase in TME’s share price would have resulted in a fair value of the Group's long term investment in TME ranging from €1,395 million to €1,705 million at December 31, 2024 and €1,039 million to €1,270 million at December 31, 2023.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.
Warrants
On July 1, 2019, the Company sold, for €15 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant was US $190.09, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 1, 2022 the warrants expired unexercised. Refer to Note 25.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant was US $281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek through D.G.E. Investments Limited upon the net settlement of the 800,000 warrants that were granted on August 23, 2021. Refer to Note 25. As of December 31, 2024 there were no outstanding warrants and as of December 31, 2023, the number of outstanding warrants was 800,000.
The outstanding warrants were measured on a recurring basis in the consolidated statement of financial position and were Level 3 financial instruments recognized at fair value through the consolidated statement of operations. The warrants were valued using a Black-Scholes option-pricing model, which includes inputs determined from models that include the value of the Company’s ordinary shares, as determined above and additional assumptions used to estimate the fair value of the warrants in the option pricing model as follows:

	2023	2022
Expected term (years)	0.65	1.65
Risk free rate (%)	5.12	4.52
Volatility (%)	40.0	55.0
Share price (US$)	187.91	78.95

The table below presents the changes in the warrants liability:

	2024	2023	2022
	(in € millions)
January 1	3	1	72
Changes in fair value recognized in consolidated statement of operations	33	2	(74)
Issuance of ordinary shares upon net settlement of warrants	(36)	—	—
Effect of changes in foreign exchange rates	—	—	3
At December 31	—	3	1
The warrant liability was included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value was recognized within finance income or costs in the consolidated statement of operations.
A 10% decrease or increase in the Company’s ordinary share price would have resulted in a fair value of the warrants ranging from €2 million to €6 million at December 31, 2023.
Long term investments – other
The Group has interests in certain long term investments, the most significant of which is our equity investment in DK Holdco, LLC (“DistroKid”), an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive income. The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include market multiples of revenue or earnings before interest, income taxes, depreciation and amortization for benchmark companies used to estimate business enterprise value and discount rate.
The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2024	2023	2022
	(in € millions)
At January 1	61	43	64
Initial recognition of long term investment	1	3	3
Changes in fair value recorded in other comprehensive income	19	16	(25)
Changes in fair value recognized in consolidated statement of operations	1	—	(1)
Return of capital	(2)	—	—
Effect of changes in foreign exchange rates	5	(1)	2
At December 31	85	61	43

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

The table below presents the changes in the Exchangeable Notes:

	2024	2023
	(in € millions)
At January 1	1,203	1,128
Changes in fair value recognized in consolidated statement of operations	240	97
Changes in fair value recorded in other comprehensive income	8	14
Effect of changes in foreign exchange rates	88	(36)
At December 31	1,539	1,203
The change in estimated fair value is recognized within finance (costs)/income in the consolidated statement of operations, excluding changes in fair value due to changes in the Issuer’s own credit risk, which are recognized in other comprehensive income and will not be reclassified to the consolidated statement of operations.
The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. A weight of 50% was applied to the binomial option pricing model and a weight of 50% was applied to the price of the Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

	2024	2023
Risk free rate (%)	4.18	4.18
Discount rate (%)	5.95	6.45
Volatility (%)	40.0	45.0
Share price (US$)	447.38	187.91
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,512 million to €1,567 million at December 31, 2024. A 10% decrease or increase in the Company’s ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,509 million to €1,575 million at December 31, 2024. A decrease or increase of 100 basis points in credit spread would have resulted in a fair value of the Exchangeable Notes ranging from €1,544 million to €1,534 million at December 31, 2024.
23.    Segment information
The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group’s music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The costs of providing audiobook content as part of the Premium subscription are recorded in the Premium segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2024	2023	2022
	(in € millions)
Premium
Revenue	13,819	11,566	10,251
Cost of revenue	9,324	8,231	7,355
Gross profit	4,495	3,335	2,896
Ad-Supported
Revenue	1,854	1,681	1,476
Cost of revenue	1,625	1,619	1,446
Gross profit	229	62	30
Consolidated
Revenue	15,673	13,247	11,727
Cost of revenue	10,949	9,850	8,801
Gross profit	4,724	3,397	2,926
Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group’s income/(loss) before tax is as follows:

	2024	2023	2022
	(in € millions)
Segment gross profit	4,724	3,397	2,926
Research and development	(1,486)	(1,725)	(1,387)
Sales and marketing	(1,392)	(1,533)	(1,572)
General and administrative	(481)	(585)	(626)
Finance income	328	161	421
Finance costs	(352)	(220)	(132)
Income/(loss) before tax	1,341	(505)	(370)
For the twelve months ended December 31, 2024, charges of €14 million related to impairment of real estate assets were included within cost of revenue in the Ad-Supported segment. For the twelve months ended December 31, 2023, charges of €29 million related to the write-off of content assets, €12 million of employee severance costs, €8 million of contract terminations and other related costs, and €6 million of real estate impairment charges were included within cost of revenue in the Ad-Supported segment. See Note 15 and Note 5 for additional information.
Revenue by country

	2024	2023	2022
	(in € millions)
United States	6,136	5,225	4,712
United Kingdom	1,483	1,230	1,113
Luxembourg	10	9	7
Other countries	8,044	6,783	5,895
Total	15,673	13,247	11,727
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

Non-current assets by country
Non-current assets for this purpose consist of property and equipment and lease right-of-use assets.

	2024	2023	2022
	(in € millions)
Sweden	67	84	142
United States	270	387	529
Other countries	77	76	94
Total	414	547	765
As of December 31, 2024, 2023, and 2022, the Group held no property and equipment in Luxembourg.
24.    Commitments and contingencies
Obligations under leases
See Note 10 for lease obligations.
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content, as at December 31:

	2024	2023	2022
	(in € millions)
Not later than one year	3,021	1,055	1,111
Later than one year but not more than 5 years	1,399	3,610	298
Total	4,420	4,665	1,409
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments as at December 31:

	2024	2023	2022
	(in € millions)
Not later than one year	598	453	485
Later than one year but not more than 5 years	1,021	1,369	334
More than 5 years	68	83	98
Total	1,687	1,905	917
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
On May 16, 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc. in the U.S. District Court for the Southern District of New York (Mechanical Licensing Collective v. Spotify USA Inc., No. 1:24-cv-03809), alleging that beginning with its March 2024 reporting, Spotify USA Inc. improperly reported and underpaid royalties for its Premium

Service as a bundle that includes a monthly allocation of audiobook access. On January 29, 2025, the MLC’s lawsuit was dismissed with prejudice. The MLC is entitled to appeal this decision. If the MLC were to appeal and ultimately be entirely successful in its case, the additional royalties that would be due in relation to the period March 1, 2024 to December 31, 2024 would be approximately €150 million, plus potentially penalties and interest, which we cannot reasonably estimate.
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

	2024	2023	2022
	(in € millions)
Key management compensation
Short term employee benefits	7	10	6
Share-based compensation	37	33	37
Total	44	43	43
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
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant is US $281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek through D.G.E. Investments Limited upon the net settlement of the 800,000 warrants that were granted on August 23, 2021.
During the years ended December 31, 2024, December 31, 2023, and December 31, 2022 the Company issued 6,000,000, 4,450,000, and 1,198,000 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans.

26.    Group information
The Company’s principal subsidiaries as at December 31, 2024 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	U.K.
Spotify Spain S.L.	Sales, marketing, and other support services	100%	Spain
Spotify GmbH	Sales, marketing, and other support services	100%	Germany
Spotify France SAS	Sales, marketing, and other support services	100%	France
Spotify Canada Inc.	Sales, marketing, and other support services	100%	Canada
Spotify Australia Pty Ltd	Sales, marketing, and other support services	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales, marketing, and other support services	100%	Brazil
Spotify Japan K.K.	Sales, marketing, and other support services	100%	Japan
Spotify India LLP	Sales, distribution, and marketing	100%	India
S Servicios de Música México, S.A. de C.V.	Sales, marketing, and other support services	100%	Mexico
Spotify Singapore Pte Ltd.	Sales, marketing, and other support services	100%	Singapore
Spotify Italy S.r.l.	Sales, marketing, and other support services	100%	Italy
There are no restrictions on the net assets of the Group companies.