Form 20-F
period 2025-12-31
Spotify Technology S.A.
filed 2026-02-10
CIK 1639920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________

FORM 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 205,832,527 Ordinary Shares, par value €0.000625 per share.
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
Note on Presentation
Currency
All references in this report to (i) “Euro,” “EUR,” or “€” are to the currency of the member states participating in the European Monetary Union, and (ii) “U.S. dollar,” “USD,” “US$,” or “$” are to the currency of the United States. Our reporting currency is the Euro.
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
•our ability to provide personalized content that our users enjoy;
•our ability to sustain our revenue growth rate;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast, optimize, or sell advertising inventory amid evolving industry trends in digital advertising;
•our ability to successfully monetize and generate revenues from podcasts, audiobooks, and other non-music content;
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
•our ability to identify the compositions embodied in sound recordings and audiovisual works and ownership thereof in order to obtain licenses or comply with existing license agreements;
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
•risks relating to privacy and data security, content moderation, use of artificial intelligence, and third parties’ intentional misuse of our products and services;
•our ability to maintain, protect, and enhance our brand;
•our ability to meet evolving stakeholder expectations relating to environmental, social, and governance matters;
•payment acceptance-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access additional capital to support strategic objectives;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;
•the impact of economic, social, or political conditions, including slower growth or recession, inflation, changes in interest rates, changes in trade and tax policies, geopolitical conflicts, and related market uncertainty;
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
Our ability to grow our business and generate revenue depends on retaining, expanding, and effectively monetizing our total user base, including by increasing the number of subscribers to our premium service (“Premium Service”) and other subscription offerings (together with the Premium Service, “Subscription Offerings”) and the number of users of our ad-supported service (“Ad-Supported Service”, and together with the Subscription Offerings, the “Service”) and finding ways to monetize our products and services. We must convince prospective users of the benefits of our Service and our existing users of the continuing value of our Service. Our ability to attract new users, retain existing users, and engage active users depends in large part on our ability to continue to offer exceptional technologies and products, compelling content, competitive pricing, superior functionality, and an engaging user experience. Some of our competitors, including Apple, Alphabet, and Amazon, have developed, and are continuing to develop, devices for which their audio streaming services are preloaded or may also be set as the default providers, which puts us at a significant competitive disadvantage. As consumer tastes and preferences continue to evolve and technological developments, particularly in artificial intelligence (“AI”), advance rapidly, we will need to enhance and adapt our Service, introduce new features and experiences, and maintain our competitive position with continued innovation. From time to time, we have adjusted in the past, and may adjust in the future, our subscription pricing, plans, or our pricing model, which may not be well-received by consumers and could negatively impact our ability to attract and retain users or generate revenue. If we fail to keep pace with technological advances or fail to offer compelling product, content, and advertising offerings and state-of-the-art delivery platforms with competitive pricing that consumers perceive to be of value, our ability to grow or sustain the reach of our Service, attract and retain users, and monetize our products and services may be adversely affected.
In order to increase our advertising revenue, we seek to increase the time that our users spend on our Service and expand our opportunities to deliver relevant advertising to users, such as through podcasts (including off-platform) and other opportunities relating to content promotion to users. The more content users stream, the more advertising inventory we generally have to sell. Further, growth in our user base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those users in a manner that achieves our advertising customers’ return on investment goals and that ultimately allows us to better demonstrate the effectiveness of our advertising solutions and justifies a pricing structure that is advantageous for us. If we fail to grow our user base, the amount of content streamed, and the time that our users spend on our Service, we may be unable to grow our advertising revenue. Moreover, given that subscribers to our Premium Service are sourced primarily from converting users of our Ad-Supported Service (“Ad-Supported Users”), any failure to grow our Ad-Supported User base or convert them to our Premium Service may negatively impact our revenue.

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
We also face increasing competition because of new or emerging technologies, including AI, and changes in market conditions. Our current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content that cause our users, especially the younger demographic, to switch to another product or service, which would negatively affect our user retention, growth, and engagement. As the market for on-demand audio on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge. Companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience may respond to new or emerging technologies and changes in market requirements better than we can, undertake more far-reaching and successful product development efforts or marketing campaigns, or adopt more aggressive pricing policies. For example, prominent, well-funded competitors like Apple, Alphabet, and Amazon may gain a competitive advantage by integrating AI or other features in their devices or operating systems and using this integration to advantage their own competitive services. As we introduce new products, services, or technologies or as our products, services, or technologies evolve, we may become subject to additional competition.
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
Our continued growth and the increased scope and complexity of our business have placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. They could also strain our ability to maintain reliable service levels for our users, effectively monetize the content streamed, efficiently develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing array of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency or properly allocate resources in our organization as it grows, our business, operating results, and financial condition may suffer.
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
Our industry is subject to rapid and frequent changes in technology, evolving consumer needs, and the frequent introduction by our competitors of new and enhanced offerings. We must constantly assess the playing field and determine whether we need to improve or re-allocate resources among our existing products and services or create new ones. We may introduce significant changes to our existing products and services or develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, in 2025, we continued to expand our audiobooks offerings in additional markets; launched, in select markets, the Spotify Partner Program, a monetization program offering creators audience-driven payouts for eligible video streaming of their content on our platform; and continued to innovate across our user experience through various product updates, including enhancements to provide users with new and richer ways of enjoying their music. We are in the early stages of exploring additional potential monetization opportunities, although we do not expect any significant revenue attributable to those opportunities in the near-term and these opportunities may not prove successful at all. We are also continuing to make investments in AI initiatives across our business, including launching new AI features in our products and services. No assurance can be given that consumer demand for such new products or services will exist or be sustained at the levels that we anticipate, or that any of these offerings will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with them. It is also possible that products and services developed by others will render our products and services noncompetitive or obsolete. Further, our development efforts with respect to new products and services could distract management from current operations and will divert capital and other resources from our more established products and services. If we do not realize the expected benefits of our investments in new products or services, our business, operating results, and financial condition may be harmed.
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

If we fail to provide personalized content that our users enjoy, we may be unable to attract and retain users, which could adversely affect our growth and operating results.
We believe that a key differentiating factor between Spotify and other audio content providers is our ability to provide personalized content that our users will enjoy. Our system for predicting user preferences and selecting content tailored to our users’ individual tastes is based on advanced data analytics systems and our proprietary algorithms, including AI and machine learning models. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to provide a personalized experience to our users depends in part on our ability to gather and effectively analyze large amounts of user data and our ability to train our AI and machine learning models. In addition, our ability to offer users content that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional content that will appeal to our users’ diverse and changing tastes. Applicable laws and regulations, including those relating to AI, digital services and online safety, data security and privacy, and operating systems’ practices and policies, may impact our ability to collect user information and provide personalized content. While we have a large catalog of music, podcasts, audiobooks, and other content available, we must continuously identify and analyze additional content that our users will enjoy and we may not effectively do so. Our ability to deliver effective personalization to our users is critical to the perceived value of our Service among our users and our failure to do so or any actual or perceived decline in the quality of our personalization could materially adversely affect our ability to adequately attract and retain users and grow our business.

Our revenue growth rate may decline.
We cannot assure you that the growth in revenue we have experienced over the past few years will continue at the same rate or even continue to grow at all. In the future, our revenue growth rate may decline because of a variety of factors, including market saturation, the maturation of our business, or increased competition. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines, our financial performance may be adversely affected.

Additionally, we expect to continue to expend substantial financial and other resources on:
•securing top-quality content from leading record labels, distributors, aggregators, publishers, and other content owners or providers, as well as any rights to works contained in that content;
•our technology infrastructure, including development tools, scalability, availability, performance, security, and disaster recovery measures;
•research and development, including investments in our research and development and the development of new features, forms of content, and other products or services;
•sales and marketing, including costs related to our advertising sales operations and consumer marketing operations;
•our investments in advertising systems;
•our investments in AI initiatives;
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
•maintaining and growing our relationships with marketers, agencies, demand side platforms, and other sources of advertising demand who purchase advertising inventory from us;
•maintaining and growing our relationships with creators who provide us with sources of advertising inventory that are both monetizable and attractive;
•impact from the macroeconomic environment on advertisers;
•maintaining an effective infrastructure for campaign and order management;
•managing adverse legal developments relating to advertising, including changes mandated or prompted by legislation, regulation, executive actions, or litigation regarding the collection, use, and sharing of personal data for advertising-related purposes;
•continuing to develop our advertising platform and offerings, which currently include delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices, and multiple content types, including podcasts; and
•convincing advertisers of the value of innovations to our current advertising offerings, including our automated buying channels such as the Spotify Ad Exchange.
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

Selling advertisements requires that we demonstrate to advertisers that our advertising offerings are effective. For example, we need to show that our Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because our users self-report their personal data, the data we have may differ from our users’ actual information. If our users provide us with incorrect or incomplete information, or the data are otherwise not available to us, then we may fail to target the correct demographics with our advertising. Certain operating systems’ practices, policies, and privacy controls have reduced and may continue to reduce the quantity and quality of the data and metrics that can be collected or used by us and our partners. Our users may also exercise their option to opt out of tailored advertising or otherwise not to share certain personal data for a number of reasons, and current and future data privacy laws and regulations may further impede our ability to stream personalized content or offer targeted advertising and promotional opportunities to users of the Service. These limitations have affected and may continue to adversely affect our and our advertisers’ ability to effectively target advertisements and measure their performance, thereby reducing the demand or pricing for certain of our advertising products and harming our business. The impact of these changes on the overall mobile advertising ecosystem, our business, and the developers, partners, and advertisers in the ecosystem are evolving and their ultimate impact remains uncertain. Additionally, advertisers often rely on third parties to quantify the reach and effectiveness of our advertising products. These third-party measurement services may not reflect our true audience or the performance of our advertising products, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the metrics that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Service could be adversely affected.

Evolving industry technologies, standards, and trends in digital advertising may pose challenges for our ability to forecast, optimize, and sell our advertising inventory, which may adversely impact our advertising revenue.
Agencies, advertisers, and other third parties have adopted several different measurement and pricing methodologies and standards. Our advertising revenue may be adversely affected by the availability, accuracy, and utility of analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards. For example, we leverage streaming ad insertion technology to improve our targeting and measurement capabilities for podcast advertising that rely on our streaming capabilities instead of using downloads as a proxy. However, the impact of the shift in measurement from downloads to real impressions on our advertising revenue remains uncertain, as is its wide-scale adoption by our advertising partners and providers of advertising inventory.
Further, the digital advertising industry increasingly uses data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies may not integrate with our Service and if we are unable to deploy effective solutions to sell and monetize our advertising inventory, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected. Failure to successfully operate our proprietary advertising exchange and self-service advertising platform may impact our ability to efficiently scale automated buying with advertisers. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend. The evolution of privacy laws and other laws relating to digital platforms, as well as relevant case law and regulatory guidance, may also impact the way we generate revenue from advertising.

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
We provide various services and products that enable creators or users to make content available on our Service. For example, creators or users can record and distribute podcasts using our podcast hosting services, such as Spotify for Creators, and can upload cover art and profile images. These may subject us to claims of intellectual property infringement by third parties if such creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, we have faced and will continue to face other claims relating to content that is published or made available through our products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, we are dependent on those who provide content on our Service complying with the terms and conditions of any license agreements with us, our Terms and Conditions of Use, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, we cannot guarantee that the creators and users who provide content on our Service will comply with their obligations, and any failure of creators and users to do so may materially impact our business, operating results, and financial condition. The use of new technologies, including AI, by us, creators, and users, may exacerbate such risks. In addition, while we may avail ourselves of various legal safe harbors related to third-party content, we cannot be certain that courts will always agree that these safe harbors apply. We also face a risk that the laws related to these safe harbors or the removal of content could change. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition.
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
For example, if we fail to obtain licenses to stream sound recordings from major record labels; if the rates we pay for mechanical licenses that are set by the Copyright Royalty Board increase our royalty costs; if we are unable to comply with the requirements to maintain the blanket compulsory mechanical license in the U.S.; if we are unable to obtain blanket licenses for public performance rights on reasonable terms; if our licenses with collecting societies and our direct licenses with music publishers do not provide full coverage for all of the musical compositions we make available to our users; for podcasts, audiobooks, and other non-music content, if rights holders or content providers are unwilling to provide content on reasonable terms or do not comply with the terms and conditions of our license agreements as well as our Terms and Conditions of Use, our business, operating results, and financial condition could be materially harmed. Rights holders may also dispute the calculation of certain of our royalty payments. For example, in May 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc., alleging that Spotify USA Inc. improperly reported and underpaid royalties for its Premium Service as a bundle that includes a monthly allocation of audiobook access. On January 29, 2025, the MLC’s lawsuit was dismissed with prejudice. On October 1, 2025, the MLC filed an amended complaint alleging that Spotify USA Inc. improperly valued the components of the Premium Service bundle and improperly reported royalties for the Audiobook Access Tier product. The MLC has also sought permission from the district court to seek interlocutory appeal of the court’s prior ruling that Premium Service is a bundle under the applicable regulations. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings” for a discussion of this lawsuit.

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
The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and Music and Entertainment Rights Licensing Independent Network (“Merlin”), makes up the majority of music consumed on our Service. For the year ended December 31, 2025, this content accounted for approximately 72% of streams of audio content delivered by record labels. Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. These rights holders also may attempt to take advantage of their market power (including by leveraging their publishing affiliate) to seek onerous financial or other terms from us or otherwise impose restrictions that hinder our ability to further innovate our service offerings. We have particular issues in markets where local content is important and such local content is held by local major labels or even individual artists, making it difficult to obtain such local content at all or on economically favorable terms. In addition, publishers’ fractional ownership of shares of musical compositions may enhance their leverage, as the loss of rights to a major publisher catalog would force us to take down a significant portion of popular repertoire in the applicable territory or territories, which would significantly disadvantage us in such territory or territories. The lack of complete metadata with respect to publisher ownership may also present challenges in taking down all the tracks that include the works of a given publisher. Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on those record labels or copyright owners or other third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service. To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

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
•comply with certain marketing and advertising restrictions; and
•comply with certain security and technical specifications.

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
Under our license agreements and relevant statutes, we must pay all required royalties to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the type of content streamed, the country in which it is streamed, the product tier such content is streamed on, revenue generated per product tier, the identity of the license holder to whom royalties are owed, the current size of our user base, our current ratio of Ad-Supported Users to applicable Premium Subscribers (as defined below), the applicability of any most favored nations provisions, and any applicable advertising fees and discounts, among other variables. Additionally, we have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Moreover, for minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we expense the minimum guarantee on a straight-line basis over the term of the arrangement. We have license agreements that include so-called “most favored nations” provisions, which, if triggered, could cause our royalty payments under those agreements to escalate. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms.
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
Certain of our license agreements contain minimum guarantees or require other financial commitments. As of December 31, 2025, we have estimated future financial commitments of €2.7 billion under license agreements for the use of licensed content. Such financial commitments related to our content acquisition costs are not always tied to our revenue and/or user growth forecasts (e.g., number of users, active users, applicable Premium Subscribers (as defined below)) or the number of sound recordings, audiovisual works, and musical compositions, podcasts, or audiobooks used on our Service. Some of our content costs are related to the amount of content consumed by our users. We may also be subject to financial commitments to rights holders with respect to certain strategic partnerships we enter into that on occasion do not produce all of the expected benefits. Accordingly, our ability to sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased subscription and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements that contain minimum guarantees is frequently between one and three years, but subscribers to our Subscription Offerings (“Premium Subscribers”) may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition or retention do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our subscription revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition could also be adversely affected as a result of such financial commitments. In addition, the fixed cost nature of these financial commitments may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.
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

Difficulties in obtaining accurate and comprehensive information necessary to identify the musical compositions embodied in sound recordings and audiovisual works on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.
Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings and audiovisual works is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain, including where the owners or administrators of such rights have failed to accurately identify their interest in a musical composition. We currently rely on licensors and other third parties to determine this information. If the information provided to us does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings and audiovisual works, it may be difficult or impossible to identify the appropriate rights holders from whom to obtain licenses or to whom to pay royalties. This may make it difficult to comply with certain obligations of any agreements with relevant rights holders. This may also make it difficult to identify content for removal from the Service if we lose the rights to such musical compositions.
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
These challenges, and others concerning the licensing of musical compositions embodied in sound recordings and audiovisual works on our Service, may subject us to significant liability for copyright infringement, breach of contract, or other claims. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings.”

Risks Related to Intellectual Property

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.
Third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, trademarks, and other intellectual property rights. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings.”
Our Service is dependent upon our ability to license intellectual property rights to audio content, including sound recordings, any musical compositions embodied therein, podcasts, and audiobooks, as well as visual and related content, such as music videos, clips, album cover art, artist images, and any other media assets that content providers can add or provide with their content. The copyright and other intellectual property rights pertaining to this content is subject to various laws and regulations. Although we expend significant resources to seek to comply with statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. Our Service may also be dependent on our ability to license intellectual property rights related to the technologies we use to support the Service.
In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions and technologies that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions or technologies; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition. The scope and frequency of such allegations are difficult to predict and may depend on shifts in the worldwide legal and economic environment.
Moreover, we rely on multiple software programmers to design and create our proprietary technologies, and we regularly contribute software source code under “open source” licenses and have made technology we developed available under open source licenses. We cannot assure you that our efforts to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products will always be successful, as we do not exercise complete control over the development efforts of our programmers, we cannot be certain that our programmers have not used software that is subject to such licenses or that they will not do so in the future, and we cannot be certain whether “open source” licensed software we use may be subject to third party intellectual property allegations outside of our control. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release or otherwise restrict the affected portions of our source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.
The success of our business depends on our ability to protect and enforce the intellectual property rights underlying our products and services. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee or third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These measures may only offer limited protection and are constantly evolving to meet the expanding needs of our business. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our products, services, technologies, and brand features, make unauthorized use of content we make available on our platform, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, that the steps we take to do so will always be effective, and that changes in the worldwide legal environment will not impact our ability to protect or enforce our rights. For example, we develop and use AI technologies; however, the availability of copyright protection for AI-generated materials is uncertain.

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
In March 2019, we filed a complaint against Apple with the European Commission for engaging in certain behaviors that we believe are unlawful and anti-competitive. In June 2020, the European Commission opened a formal investigation into Apple’s conduct. In March 2024, the European Commission found that Apple’s conduct was illegal under the European Union (the “EU”)’s antitrust rules and fined Apple €1.84 billion. While the decision marked a historic milestone in our ongoing efforts to stop Apple’s anticompetitive behavior, we cannot assure you that Apple will comply with the decision in ways that materially improve our business. Apple has appealed the decision and we have intervened in the appeal to explain why the decision should be upheld, but we cannot assure you that the courts will uphold it. In May 2025, in response to an injunction issued by the U.S. District Court for the Northern District of California, Apple updated its app store rules in the United States to enable developers including Spotify to include links in their apps to offers and sales on websites. We cannot assure you that Apple will not introduce new fees that would make it commercially unviable to include links in our app to offers and sales on our websites.
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

Moreover, our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our Service must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. For example, a U.S. federal court in January 2025 invalidated the latest attempt by the Federal Communications Commission to adopt net neutrality rules for internet service providers, though certain U.S. states (such as California) have enacted net neutrality requirements of their own. The EU currently requires equal access to internet content, but as part of the EU’s Digital Single Market initiative and the implementation of the European Electronic Communications Code at the national level, EU Member States may impose network security and disability access obligations on “over-the-top” services such as those provided by us. Where internet service providers are subject to lighter net neutrality regulation, in the EU or elsewhere, they may be able to limit our users’ ability to access our Service or make it a less attractive alternative to our competitors’ applications, and our business, operating results, and financial condition would be seriously harmed.
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
Techniques used to disrupt operations and gain unauthorized access to systems, data, and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to our technology infrastructure and systems or to confidential information, including but not limited to proprietary business information and data about our users, business partners, and employees, such as payment card or other personal data. Our products, services, networks, and operations are supported by our own technology and systems and those of third parties, all of which are vulnerable to software bugs, misconfigurations, hacking, malicious code (such as malware, viruses, internet worms, and ransomware), employee theft, malfeasance, break-ins, misuse or error, phishing, password spraying, credential stuffing attacks, denial-of-service or other attacks, and similar disruptions. These risks can cause operational disruptions and/or result in unauthorized access to, corruption, or loss of confidential information such as personal data and intellectual property. We face risks from a range of threat actors that threaten our and our third-party providers’ technology, systems, and confidential information. Third parties have attempted in the past and are expected in the future to attempt to fraudulently induce employees, users, or organizations providing access to systems into disclosing sensitive information or otherwise compromising the confidentiality, integrity, or availability of our technology infrastructure and systems or confidential information, networks, and/or physical facilities. Security issues have arisen in the past, and are expected to arise in the future, in cases where our personnel, agents, or processors fail to follow our policies or otherwise act inappropriately. Given the complexity of our software and tools that we deploy in our IT environment, we regularly identify and track security vulnerabilities but cannot guarantee that patches will be applied comprehensively or before vulnerabilities can be exploited by a threat actor.
We and certain of our third-party providers have experienced cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, scraping, and phishing attacks. Because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to continue to experience cyberattacks and security incidents in the future. Cyberattacks and incidents are expected to accelerate in both frequency and impact as threat actors are becoming increasingly sophisticated in using techniques that circumvent security controls (for example, by leveraging AI), evade detection, and even remove forensic evidence, which means that we may be unable to detect, investigate, contain, or recover from future attacks or incidents in a timely or effective manner. The integration of AI in our, or any critical third party’s, operations, products, or services is expected to pose new or unknown cybersecurity risks and challenges. Moreover, our workforce connects from a mix of physical office space and home options, which presents additional opportunities for threat actors to engage in social engineering and to exploit vulnerabilities in non-corporate networks. We cannot assure you that the systems and processes that we have designed (or that third parties have designed) to protect our data and our users’ data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect operational disruption and security breaches, will provide absolute security, and we may incur significant costs in protecting against or remediating cyberattacks.

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
We rely on our systems and those of third parties to provide our products and services. For instance, Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP, currently rely on GCP for the vast majority of our primary data storage (including personal data of users and audio data licensed from rights holders) and computing, and any transition of our GCP operations to another cloud provider would incur significant time and expense. We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own systems and those of third parties are vulnerable to damage or interruption from natural disasters (such as earthquakes or fires, droughts, flooding, or storms), temperature or precipitation extremes, changes in meteorological patterns, water shortages, power loss, telecommunications failures, cyberattacks, and similar events. Global climate change could increase the intensity or frequency of certain such events, as well as result in certain chronic changes (including changes in meteorological and hydrological patterns) that may have similar effects. Our own systems and those of third parties are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, war or prolonged conflict, global pandemics and other public health crises, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services, unauthorized access to, or alteration of, the content and data contained in our systems or stored by third parties and delivered on our behalf, and otherwise disrupt our operations.
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
We are subject to a variety of laws and regulations in different countries that involve a wide variety of matters, including privacy, data protection, content, intellectual property, advertising and marketing, competition, machine learning and AI, protection of minors, consumer protection, recurring billing, credit card processing, foreign exchange controls, and taxation. The introduction of new products or services, expansion of our activities in certain jurisdictions, entry into new jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. These laws and regulations are constantly evolving and subject to significant change and, in many jurisdictions, new and without any established precedents. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied in a manner that is inconsistent from country to country and inconsistent with our current policies and practices and in ways that could harm our business. These laws and regulations, as well as any associated claims, inquiries, or other government actions, may subject us to increased operating costs, delays or impediments in our business activities, diversion of management time and attention, negative publicity and brand damage, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.
The adoption or modification of laws or regulations relating to the digital economy or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. Examples (other than those discussed elsewhere in this section) include laws or regulations regarding:
•Copyright and other intellectual property: Based on the Directive on Copyright and Related Rights in the Digital Single Market, EU Member States have implemented or are implementing rules, including rules on fair remuneration and obligations on online content-sharing service providers, which could, among other things, impact our costs or the conditions for users to access licensed content. Moreover, countries have introduced various proposals, laws, or regulations relating to author and performer remuneration, including in the form of taxes, payments into cultural funds, or additional remuneration rights, that may impact our business, operating costs, or reputation.

•Content moderation: Online platforms’ protections from legal liability for content moderation decisions and from claims based on third-party content could change or decrease over the next few years. In particular, if the U.S. Congress or courts limit the immunity provided under Section 230 of the U.S. Communications Act of 1934, as amended by the Communications Decency Act, that could result in increased liability for content moderation decisions and third-party content posted on our Service and higher litigation costs.
•Online safety: In the EU, the majority of the substantive provisions of the EU Digital Services Act (“DSA”) took effect on February 17, 2024. Among other requirements, it sets forth rules on potential liability for services for certain types of content and on transparency measures and reporting. The DSA may increase our compliance costs and require changes to our user interfaces, processes, and operations, which may adversely affect our ability to attract, retain, and provide our services to users, and may otherwise adversely affect our business, operations, and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider of obligations under the DSA. Other jurisdictions have enacted, or may seek to enact in the future, regulations that are similar to the DSA or conflict with it. In addition, certain jurisdictions have passed or are considering laws to govern the use of online services by minors, including requiring age verification, restricting advertising to minors, limiting the use of minors’ personal data, and requiring parental consent or providing for other parental controls or rights. These laws may result in restrictions on the use of certain of our products or services by young users, generate additional operational and technical costs of compliance, and increase the risk of regulatory actions or litigation under these laws.
•Consumer protection: Certain jurisdictions have implemented or are contemplating implementing laws that may negatively impact our Subscription Offerings’ recurring billing structure or our free or discounted trial incentives.

Our use of AI may adversely affect our business operations, reputation, or financial results.
We use AI, including generative AI and machine learning, to provide personalized content to our users, develop new products or new features for existing products, including consumer-facing features such as AI DJ and AI Playlist, and improve our operations. There are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability. For example, there is a risk that AI could produce outputs that are inaccurate, misleading, biased, or harmful, or generate other unexpected results or behaviors, which could harm our reputation or business.
As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various governmental and regulatory agencies around the world. Various jurisdictions are applying, or are considering applying, their intellectual property, cybersecurity, data protection, and other laws to AI and/or are considering or have proposed or enacted general legal frameworks on AI, including the EU Artificial Intelligence Act (the “EU AI Act”). We may not always be able to determine the impact relevant laws, regulations, standards, or market perception of their requirements may have on our business and otherwise respond to these frameworks. Given the rapidly evolving nature of the legal and regulatory environment surrounding AI, our AI features and our use, training, and implementation of AI could subject us to new or enhanced governmental or regulatory scrutiny, product restrictions, social and ethical issues, negative consumer perceptions and reputational harm, intellectual property disputes, compliance costs, and other issues, including issues related to cybersecurity and data privacy. Certain AI-related regulations, such as the EU AI Act, could impose obligations on our business that may require us to change our products or business practices to comply. AI-related regulations may develop at different rates and inconsistently across jurisdictions, and require us to expend significant resources or cause delays or disruptions to our offerings.
We face significant competition from other companies that are developing their own AI products and technologies, some of which also compete with us in other areas, including streaming audio. Those other companies may develop AI products and technologies that are similar or superior to our technologies or are more cost-effective to develop, deploy, and maintain. Given the long history of development in the AI sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI products.
Any of these uncertainties or risks related to AI may require additional compliance measures, increase costs, subject us to legal liability, hurt our competitive position, erode trust among our users, or otherwise harm our business, operating results, and financial condition.

Various existing, new, and changing laws and regulations as well as self-regulation and public concern related to privacy and data security pose the threat of lawsuits, regulatory fines, other liability and reputational harm, require us to expend significant resources, and may harm our business, operating results, and financial condition.
As we collect and utilize personal data about our users as they interact with our products and services, we are subject to new and existing laws and regulations that govern our use of user data. We are required to expend significant effort and capital to ensure ongoing compliance with these laws and regulations. Claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our users and our partners. We may be required to make significant expenditures to resolve such claims, which may include paying monetary damages, financial settlements, and/or fines or other penalties, including by government and data protection authorities.
We are subject to various laws relating to the collection, use, retention, security and transfer of personal data, including the EU General Data Protection Regulation and its UK equivalent (collectively, the “GDPR”), which impose stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, transparency, and cross-border data transfers out of the European Economic Area (“EEA”) or UK, and/or processing personal data of EEA or UK individuals. The GDPR imposes significant penalties for non-compliance (up to EUR 20 million/£17.5 million, or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher), as well as non-monetary penalties that could adversely affect our business, operations, and financial condition. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes, we could be fined or subject to enforcement action under multiple of those regimes in respect of the same breach. We have been subject to GDPR penalties in the past and may be subject to penalties in the future. Violations of data protection laws may also result in civil claims, including collective action.
We are subject to certain legislation implementing Directive 2002/58 on Privacy and Electronic Communications, which requires entities to obtain informed and freely given consent for the placement of certain cookies and similar technologies on a user’s device. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. Violations of this regime could result in regulatory investigations and penalties such as fines and/or orders to cease or change our use of such technologies, as well as civil claims including collective action.
On the U.S. state level, numerous states have adopted new or modified privacy laws after the initial passage of the California Consumer Privacy Act, including laws focused on youth privacy. These laws create a patchwork of legislation and regulation that impose various requirements related to, among others, transparency obligations about data collection, use, and sharing practices, restrictions on the “sale” of personal information to third parties, sharing personal data for cross-context behavioral advertising, and data privacy rights for consumers.
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

Intentional misuse of our products, services, and data could adversely affect our business.
We have experienced, and expect to continue to experience, intentional misuse of our products, services, and data by third parties on our platform. We may not have discovered, and may in the future not discover, all incidents of misuse of our products, services, and data, or other undesirable activity by third parties, whether as a result of our data or technical limitations, the scale of activity on our platform, the allocation of resources to other projects, or other factors, and we may learn of such incidents or activity via third parties. Such incidents and activities may include the use of user data or our systems in a manner inconsistent with our terms or rules, and circumvention of our technical measures to prevent unauthorized copying, sharing, and modification of content on our platform. For example, in December 2025, we identified external actors that engaged in unlawful scraping of certain content and metadata from our platform. While we have taken steps to remediate the incident, addressing this matter could require additional time, costs, and management attention.

We may be unsuccessful in our efforts to enforce our policies or otherwise prevent or remediate such incidents. While we may not determine some of these incidents to be material at the time they occurred and we may remedy them quickly, we cannot assure you that these issues will not ultimately result in significant legal, financial, and reputational harm, including government inquiries and enforcement actions, litigation, and negative publicity.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand could harm our business.
We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Spotify” brand is critical to expanding our base of users and advertisers, as well as continuing to attract creators, and will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products and services, which we may not do successfully. We may introduce new products, services, features, content, or terms of service that our users, creators, licensors, advertisers, or partners do not like, which may negatively affect our brand. Our brand may be impaired by a number of other factors, including limits to our brand’s trademark protection around the world, a decline in the quality or quantity of the content available on our Service, product or technical performance failures, or other reputational issues. Our brand may also be negatively affected by content on our platform that our users find objectionable, the use of our products or services to create or disseminate content that is deemed to be misleading or intended to manipulate opinions, perceived or actual efforts by governments to censor certain content on our platform, the use of our products for illicit, objectionable, or illegal ends, or our failure to respond appropriately to such uses of our products and services or to otherwise adequately address user concerns. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if users do not have a positive experience using third-party applications or websites integrated with Spotify or that make use of Spotify content or brand features. If we fail to successfully maintain a strong brand, our business could be harmed.
If we are unable to maintain the growth of our user base, we may be required to expend greater resources than we currently spend on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of and sentiment about our brand, which would adversely affect our operating results and may not be effective.
Additionally, we receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, relationships with record labels, music publishers, artists, podcasters, authors, and other creators or copyright owners, content on our Service, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our leadership, employee matters, the actions of our advertisers or strategic partners, the actions of our developers or suppliers whose services are integrated with our products or services, the actions of our users, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation and brand. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

We may not be able to meet evolving stakeholder expectations relating to environmental, social, and governance (“ESG”) matters.
We may not be able to meet evolving expectations of stakeholders, including governmental officials, standard setters, investors, employees, and customers, relating to climate change, human capital, and other ESG issues. For example, while some policymakers, including the EU and the State of California, have adopted disclosure and other requirements relating to ESG matters, other policymakers have sought to constrain companies’ consideration of such matters. Proponents and opponents of these issues are increasingly resorting to activism, including litigation, to advance their positions.
We engage in initiatives, and have announced targets, to address certain ESG topics. Our ability to achieve these targets and successfully execute our initiatives depends on a range of factors that we cannot control or may be unable to mitigate. Given this uncertainty and evolving stakeholder expectations, these initiatives and targets may require increased costs or change. For example, many of our ESG initiatives and climate targets are based on assumptions, methodologies, standards, and data that are complex and continue to evolve. Our targets are likewise subject to risks and uncertainties and depend on numerous conditions, including technological developments, such as developments in AI, cloud computing, and data centers, the growth and availability of alternative energy infrastructure, governmental policies, market conditions, and actions of third parties on whom we rely. There can be no assurance that our commitments will be achieved in the manner we currently intend or at all.

We are subject to payments acceptance-related risks.
We accept payments using a variety of methods, including credit and debit card transactions. For credit and debit card payments, we pay interchange and other transaction fees, which may increase over time. An increase in those fees could require us to either increase the prices we charge for our Subscription Offerings, which could cause us to lose subscribers and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Subscription Offerings, either of which could harm our business, operating results, and financial condition. We rely on third-party service providers for payment processing and storage services, including the processing of credit and debit cards. Our business could be materially disrupted if some of these third-party service providers become unwilling or unable to provide these services to us. If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our user satisfaction and could potentially be grounds for termination with our payment processors or subject us to fines and penalties from the payment card networks. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ payment method on a timely basis or at all, our business, operating results, and financial condition could be materially adversely affected.
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
We depend on the continued services and performance of our key personnel, including our Co-Chief Executive Officers, Alex Norström and Gustav Söderström, our Executive Chairman, Daniel Ek, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. If we do not develop adequate succession planning for our key personnel, the loss of one or more of our key personnel could harm our business.
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
We may require additional funds to achieve our strategic objectives or respond to business challenges. We cannot be certain that additional funds and financing will be available on reasonable terms when needed or at all, and our ability to secure funding may be affected by macroeconomic conditions, including slower growth or recession, inflation and changes in interest rates, geopolitical conflict, tighter credit, currency fluctuations, and changes to fiscal or monetary policy. In the event we are unable to obtain additional funds on favorable terms, our interest expense and principal repayment requirements could increase significantly, which could harm our business. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in Euros, could be adversely affected.
Our international operations expose us to the effects of fluctuations and volatility in currency exchange rates. We generate revenues in local currencies in most of the markets in which we operate, most significantly the U.S.dollar, as well as the Swedish krona, the Australian dollar, and the British pound. We incur royalty expenses primarily in U.S. dollars and Euros. We incur expenses for employee compensation, property leases, and other operating expenses in the local currencies of the Group’s subsidiaries. As such, multiple currency conversions are affected by currency fluctuations, which may result in losses to us. We have experienced fluctuations in the exchange rates between the Euro and other currencies that impact expenses as well as revenue, and consequently have a negative impact on margin and the reported operating results. To date, we have engaged in select hedging strategies related to foreign exchange risk stemming from our operations. These strategies include instruments such as foreign exchange forward contracts. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

The impact of worldwide economic conditions has in the past and may continue to adversely affect our business, operating results, and financial condition.
Our financial performance is subject to worldwide economic conditions. To the extent general macroeconomic conditions, including as a result of slower growth or recession, inflation, changes in interest rates, changes in trade and tax policies, and geopolitical conflicts, remain uncertain or worsen, our business may be harmed. In particular, economic conditions have and may continue to negatively impact advertising expenditures and consumer confidence. As overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business.
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
In addition, advertisers generally rely on third-party measurement services to calculate metrics related to our advertising business, and these third-party measurement services may not reflect our true audience. Some of our demographic data also may be incomplete or inaccurate because users self-report them or because we receive them from other third parties. Consequently, the personal data we have may differ from our users’ actual names and ages. If advertisers, partners, or investors do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be seriously harmed.

Failure to effectively manage and remediate attempted stream manipulation could have an adverse impact on our business, operating results, and financial condition.
We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for content providers and/or rights holders or to influence placement of content on Spotify-created playlists or industry charts. Attempted stream manipulation may involve creating non-bona fide user accounts or content or using compromised passwords to access legitimate user accounts. For example, we have detected botnet operators creating non-bona fide user accounts or hackers using passwords compromised as a result of a data breach on a non-Spotify service to access legitimate user accounts and streaming specific content repeatedly, thereby generating royalties each time the content is streamed or increasing its visibility on our or third-party charts. We use a combination of algorithms and manual review by employees to detect artificial streams and aim to remove such artificial streams or non-bona fide user accounts created for the above purposes and filter them out from our metrics on an ongoing basis, as well as to require users to reset passwords that we suspect have been compromised. We have also made considerable investments in preventing non-bona fide accounts from registering on our Service and preventing suspicious log-in attempts from bad actors. However, we may not be successful in detecting, removing, and addressing all artificial streams and any related user accounts. If we fail to successfully detect, remove, and address artificial streams and associated user accounts, it may result in the manipulation of our data, including the key performance indicators, which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with rights holders and advertisers. In addition, once we detect and mitigate artificial streams and associated user accounts, this may result in the removal of certain user accounts and/or a reduction in account activity, which may affect key performance indicators and undermine investor confidence in the integrity of our key performance indicators. These could have a material adverse impact on our business, operating results, and financial condition.

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
As of December 31, 2025, we had approximately US$1,500 million principal amount of indebtedness as a result of the 0% Exchangeable Senior Notes due 2026 (“Exchangeable Notes”) offering. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, operating results, and financial condition by, among other things:
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
In addition, we will settle any future exchanges of our Exchangeable Notes in cash in an amount based on the trading prices of our ordinary shares on certain dates. Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Exchangeable Notes, and our cash needs may increase in the future. In addition, future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital, or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

We may be unable to repurchase the Exchangeable Notes for cash following certain fundamental change as set forth in the Indenture.
Holders of the Exchangeable Notes may, subject to a limited exception under the Indenture, require us to repurchase their Exchangeable Notes following certain fundamental change under the Indenture at a cash repurchase price generally equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any. In addition, upon exchange, we will satisfy all of our exchange obligation in cash. Applicable law, regulatory authorities, and the agreements governing our future indebtedness may restrict our ability to repurchase the Exchangeable Notes or pay any cash amounts due upon exchange. Our failure to repurchase the Exchangeable Notes or pay any cash amounts due upon exchange when required would constitute a default under the Indenture. A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness, which may result in that future indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the future indebtedness and the Exchangeable Notes.

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
We are subject to income and non-income taxes in numerous jurisdictions. The determination of the provision for income taxes and other tax liabilities involves the interpretation of tax legislation and often the application of significant judgment to complex issues. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of our tax reserves. We believe that our tax positions, including our assumptions, judgments, and estimates within, are reasonable. However, tax authorities may disagree with our position, including any judgments or estimates used. The final outcome of any such audits may be materially different from our expectations and we may be liable for additional tax as well as penalties and interest related thereto in excess of any reserves established, which may have a significant impact on our results and operations and future cash flow.

Our ability to utilize all of our net operating loss carry-forwards or certain other tax attributes may be limited.
We have significant net operating loss carry-forwards in the United States. As of December 31, 2025, we had net operating loss carry-forwards of €52 million in Luxembourg, €556 million in the United States relating to federal taxes, €402 million in the United States relating to state taxes, €40 million in the United Kingdom, €91 million in India, and €21 million in other foreign jurisdictions. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.
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
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the year ended December 31, 2025, we recorded a social cost expense related to share-based compensation of €125 million compared to a €291 million expense for the year ended December 31, 2024.
When the fair market value of our ordinary shares increases on a quarter-to-quarter basis, the accrued expense for social costs will increase, and when the fair market value of ordinary shares falls, there will be a reduction in social costs expense, all other things being equal, including the number of vested stock options and the average exercise price remaining constant. The fair market value of our ordinary shares has been and will likely continue to be volatile. As a result, the accrued expense for social costs may fluctuate significantly from quarter to quarter, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the Company, and as a result, the price for our ordinary shares.
Approximately 17% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options or the vesting of our restricted stock units (“RSUs”). They accounted for a total of 894,245 in vested options as of December 31, 2025 compared to a total of 727,749 in vested options as of December 31, 2024. We cannot accurately predict how many of their vested options will remain outstanding. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

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
Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. Governments in the 184 countries and territories where our services are offered, as well as organizations such as the EU and the OECD, are increasingly focused on tax reform and other legislative or regulatory actions to increase tax revenue. For example, a number of jurisdictions around the world have enacted or are considering changes to the existing framework to calculate income and non-income based taxes, including revenue-based taxes such as digital services taxes and other targeted taxes that may apply to our business. Additionally, in July 2025, Public Law No: 119-21, informally known as the “One Big Beautiful Bill Act” (“OBBBA”), was signed into law in the United States. The OBBBA made multiple changes to U.S. federal income tax laws, which may affect our future effective tax rate and income tax liability. Further administrative guidance is anticipated regarding the application of numerous provisions in the OBBBA, including their interaction with other tax rules such as the corporate alternative minimum tax enacted in 2022.
Over the last few years, the OECD has been discussing fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (referred to as “Pillar One” and “Pillar Two” respectively). Discussions on Pillar One are ongoing. The proliferation of digital services taxes and similar taxes, which are generally revenue-based tax measures, may continue unless broader international tax reform is implemented. The OECD and participating countries continue to issue administrative guidance related to Pillar Two. A growing number of countries have meanwhile enacted, are in the process of enacting, or are considering domestic legislation to implement Pillar Two, including updating legislation to reflect the OECD administrative guidance issued. Sweden and Luxembourg each enacted such legislation at the end of 2023, with application as of January 1, 2024.

Changes in tax laws, treaties, or regulations, or their interpretation or enforcement are unpredictable. Many of the types of changes described above, if and when agreed and enacted by various countries in which we do business, may increase our tax liability. Changes in profitability or the mix of earnings in the jurisdictions in which we operate could have a material adverse effect on our business, operating results, and financial condition, including a substantial impact on our tax obligations, and change the amount and recognition of our current and deferred tax assets and liabilities. The timing and ultimate impact of any such changes on our tax obligations is uncertain.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.
We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the trading price of our ordinary shares and the composition of our income, assets and operations, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2025, nor that we will be a PFIC in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. Accordingly, each U.S. Holder of our ordinary shares should consult such holder’s tax advisor as to the potential effects of the PFIC rules.

If a United States person is treated as owning at least 10% of our ordinary shares, such shareholder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of such corporation’s “Subpart F income,” “net-CFC tested income,” and, in certain circumstances, earnings of such corporation that are invested in U.S. property, regardless of whether such corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Risks Related to Owning Our Ordinary Shares

The trading price of our ordinary shares has been and will likely continue to be volatile.
The trading price of our ordinary shares has been and is likely to continue to be volatile. In 2025, the closing price of our ordinary shares ranged from US$457.79 to US$775.90. The market price of our ordinary shares may fluctuate or decline significantly in response to the factors enumerated in this report, as well as other factors, many of which are beyond our control, including:
•variations in our results of operations, including our MAUs, Premium Subscribers, revenue, gross margin, and operating income;
•variations between our actual results of operations and the expectations of securities analysts, investors, and the financial community and the accuracy of our financial guidance or projections;
•our announcements or our competitors’ announcements regarding pricing, new services, enhancements, significant contracts, acquisitions, or strategic investments;
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
We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings for working capital, general corporate purposes, and opportunistic share repurchases, and do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if you sell some or all of your ordinary shares after the trading price of our ordinary shares increases. You may not receive a gain on your investment when you sell your ordinary shares and you may lose the entire amount of the investment.
Moreover, we are a holding company and have no material assets other than our direct and indirect ownership of shares in our subsidiaries. Our ability to make any distributions to shareholders is subject to restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including the laws of the relevant jurisdiction in which the subsidiaries are organized or located, as well as any restrictions in the future indebtedness of our subsidiaries or on our ability to receive dividends or distributions from our subsidiaries. Since we are expected to rely primarily on dividends from our direct and indirect subsidiaries to fund our financial and other obligations, restrictions on our ability to receive such funds may adversely impact our ability to fund our financial and other obligations.

The issuance of beneficiary certificates to certain shareholders, including our founders, will limit your voting power and your ability to influence the composition of the board of directors, strategy, or performance of the business.
Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. As of December 31, 2025, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 28.8% and 40.5% of the combined voting power of all of our outstanding voting securities, respectively (or 69.3% in the aggregate). See “Item 7.A. Major Shareholders.” We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business.
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
We currently qualify as a foreign private issuer, as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulates disclosure obligations and procedural requirements related to the solicitation of proxies, consents, or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
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
We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our registered office is located at 33 Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg, and our principal operational office is located at Regeringsgatan 19, 111 53 Stockholm, Sweden. Our agent for U.S. federal securities law purposes is Spotify USA Inc., 150 Greenwich Street, New York, New York 10007.
B. Business Overview
We are the world’s most popular audio streaming subscription service with a community of 751 million MAUs and 290 million Premium Subscribers across 184 countries and territories as of December 31, 2025.
Spotify has transformed the way people access and enjoy music, podcasts, and audiobooks. Today, millions of people around the world have access to over 100 million music tracks and 7 million podcast titles through Spotify whenever and wherever they want. In select markets, eligible Premium Subscribers receive a specified number of hours of monthly access to a subscriber catalog containing 500,000 audiobooks.
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
We are actively investing in other forms of content to complement the music library available through our platform, including video. We believe offering a wider selection of content will lead to a more enriching experience and higher user engagement.
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
We currently offer our services in 184 countries and territories. On a geographic basis, all four of our major regions are growing. In Europe, our largest region accounting for 26% of our total MAUs as of December 31, 2025, MAUs increased by 6% from December 31, 2024 to December 31, 2025. In our North America region, MAUs increased by 3% from December 31, 2024 to December 31, 2025 and now account for 16% of our MAUs. Our two fastest growing regions are Latin America, with 21% of our MAUs, an increase of 10% from December 31, 2024 to December 31, 2025, and the rest of the world, with 37% of our MAUs, an increase of 21% from December 31, 2024 to December 31, 2025.
Our Ad-Supported Users and Premium Subscribers spend significant time engaging with our Service. Combined, our audience streamed 211 billion hours of content for the year ended December 31, 2025, an increase of 11% compared to the year ended December 31, 2024.
Premium
Our Premium Service provides users with unlimited online and offline high-quality streaming access to our catalog of music and podcasts, including video in select markets. The Premium Service offers a music listening experience without commercial breaks. In select markets, the Premium Service provides Lossless music, allowing users to stream tracks in up to 24-bit/44.1 kHz FLAC. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to a catalog of audiobooks, with an optional Audiobooks+ recurring add-on introduced in 2025 that allows Premium Subscribers to unlock additional hours of audiobook listening per month beyond the base plan. In select markets, Premium users can watch eligible video podcasts without interruptions from dynamically inserted advertisements. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices.
As part of our Subscription Offerings, we offer a Basic plan to eligible users in select markets that provides certain benefits of the Premium Service but does not include features such as the monthly audiobook listening time, as well as an Audiobook Access Tier in the U.S. that provides specified hours of audiobook access a month without all of the benefits of the Premium Service.
We offer a variety of subscription pricing plans for our Premium Service and Basic plan, including our Individual Plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription, depending on the market. Our Duo Plan consists of one primary subscriber and one additional sub-account, allowing up to two Premium Subscribers per Duo Plan subscription.
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded payment options. We also bundle our services with other services.
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

Revenue from our Premium segment is a function of the price of our Subscription Offerings and the number of subscribers who subscribe to our Subscription Offerings. As of December 31, 2025 and 2024, we had 290 million and 263 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth is also driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
Ad-Supported
Our Ad-Supported Service has no subscription fees and provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online and offline access to our catalog of podcasts on their computers, tablets, mobile devices, and other smart devices. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions. We enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These direct advertising arrangements are typically sold on a cost-per-thousand impressions (“CPM”) basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Additionally, we generate revenue through automated sales channels, including both internal and external advertising automated exchanges, our self-serve platform, and advertising marketplace programs to distribute advertising inventory for purchase on a biddable auction or fixed CPM basis. These arrangements are evidenced through submission of order placements through the platform and online acceptance of terms and conditions. These order placements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.
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
The Spotify Ad Exchange is a programmatic marketplace that enables advertisers to purchase advertising inventory campaigns through automated channels via real-time biddable auction buying.
The Spotify Audience Network (“SPAN”) is an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Spotify for Creators. Through SPAN, we provide ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Most of these agreements require us to share associated revenues and can include minimum guarantees.
In addition, certain offerings within our two-sided marketplace result in advertising revenues.
Licensing Agreements
In order to stream content to our users, we generally secure intellectual property rights to such content by obtaining licenses from, and paying royalties or other consideration to, rights holders or their agents. Certain of these license agreements also provide for minimum guaranteed payments or advance payment obligations. Below is a summary of certain provisions of our license agreements relating to sound recordings, audiovisual works, and the musical compositions embodied therein (i.e., the musical notes and the lyrics), as well as podcasts, audiobooks, and other non-music content.

Content License Agreements with Major and Independent Record Labels
We have license agreements for sound recordings and audiovisual works with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of hundreds of independent record labels. These agreements require us to pay royalties. They also often include marketing commitments, advertising inventory, financial and data reporting obligations, and numerous prescriptions about the manner in which the Spotify service is operated. Rights to sound recordings granted pursuant to these agreements accounted for approximately 72% of streams of audio content delivered by record labels for the year ended December 31, 2025. Generally, these license agreements have a multi-year duration, are not automatically renewable, and apply worldwide. The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to pay sums due within a certain period, our breach of material terms, and in some situations that could constitute a “change of control” of Spotify. These agreements provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, some agreements contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with other record labels. See “Item 3.D. Risk Factors—Risks Related to Securing the Rights to the Content We Stream—Financial commitments required under certain of our license agreements may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”
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
We also offer voluntary marketplace programs that allow eligible artists, labels, and distributors to engage with tools so that they can identify priority sound recordings for consideration in personalized recommendations or that allow them to sponsor on-platform recommendations. Some of these programs apply a discounted royalty rate to streams generated in specified recommendation contexts.

Musical Composition License Agreements with Music Publishers
With respect to musical compositions, we generally obtain licenses for mechanical rights, public performance rights, and lyric rights.
With respect to mechanical rights for audio-only use on the Service, in the United States, the rates that the Copyright Royalty Board set apply to compositions that we license under the compulsory license in Section 115 of the Copyright Act. In January 2021, we obtained a new blanket compulsory license available under U.S. law, administered by an entity called the Mechanical Licensing Collective. The Copyright Royalty Board set the rates for the Section 115 compulsory license for calendar years 2018 to 2022 in proceedings known as the “Phonorecords III” proceedings. In August 2023, the Copyright Royalty Board issued final regulations for the Phonorecords III period. The Copyright Royalty Board set the rates for the Section 115 blanket compulsory license for calendar years 2023 to 2027 in proceedings known as the “Phonorecords IV” proceedings. In December 2022, the Copyright Royalty Board issued final regulations for the Phonorecords IV period. Royalty rates beginning on January 1, 2028 may differ from those in effect today and are subject to change as part of future Copyright Royalty Board proceedings. We have also recently entered into licenses directly with certain publishers for audiovisual and other rights in the United States. Most of these licenses are in effect until late 2027.
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

Podcast License Agreements with Podcasters and Podcast Networks
With respect to podcasts in both audio-only and audiovisual formats that we license from others, we either negotiate licenses directly with individuals or entities or obtain rights through our owned and operated services, such as Spotify for Creators, that enable creators to distribute content to our Service after agreeing to certain terms and conditions. With respect to podcasts in both audio-only and audiovisual formats that we produce or commission, we typically enter into multi-year commitments. Payment terms for content that we produce or commission will often require partial payments in advance of complete delivery of content. Some of the agreements relating to either licensed or original content also include financial participations, which may require us to share portions of certain associated revenues.

Audiobook License Agreements with Audiobook Publishers and Authors
With respect to audiobooks for which we obtain distribution rights directly from rights holders, we either negotiate or obtain licenses with audiobook publishers or authors or obtain rights through our owned and operated service, Spotify for Authors, that enables creators to distribute content to our Service after agreeing to comply with the applicable terms and conditions. These licenses are generally consumption-based, with royalties paid on a quarterly or monthly basis. In addition, we obtain the rights to produce and distribute audiobooks from book publishers and authors.

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
•providers of internet radio, some of which, such as Pandora, iHeartRadio, and TuneIn, may leverage their advantage in content library, territorial coverage, existing infrastructure, and brand recognition to introduce additional streaming or on-demand music features to enhance user experience;
•well-established providers of terrestrial radio, which often offer content that is free, unique and accessible; many terrestrial radio stations also broadcast digital signals providing high-quality audio transmission;
•providers of satellite radio, such as SiriusXM, which may offer extensive and exclusive news, comedy, sports and talk content, and national signal coverage;
•podcast streaming providers, such as Apple Podcasts, YouTube, Amazon’s Audible, Facebook, Pandora, Deezer, iHeartPodcasts, Amazon’s Wondery, and TuneIn, for high-quality podcasts and time and attention of our users; a growing variety of these podcast providers seek to differentiate their service through content offering, product features, and monetization ability;
•podcast creation and hosting platforms, including Acast, Buzzsprout, Podbean, Spreaker, Simplecast, and Libsyn;

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

With respect to each of these categories (and potentially in additional categories as we innovate our existing offerings and/or introduce new products and services), we face significant competition from these companies and from emerging technologies. See “Item 3.D. Risk Factors—Risks Related to Our Business Model, Strategy, and Performance—We face and will continue to face significant competition for users, their time, and advertisers.” In addition to competing directly with other providers of music, podcasts, and audiobooks listed above, we also compete for customers’ time and attention with a broad array of other media and entertainment platforms.
Additionally, competition to attract and retain qualified personnel has historically been intense, especially for senior engineering talent, including those with expertise in AI. We seek to compete by offering robust compensation, benefits, health, safety and wellness programs, and cultivating an inclusive culture.

Government Regulation

We are subject to many U.S. federal and state, European, Luxembourg, and other foreign laws and regulations, including those related to privacy, data protection, content, intellectual property, advertising and marketing, competition, machine learning and AI, consumer protection, rights of publicity, health and safety, employment and labor, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products for an extended period of time or indefinitely.
For more information, see “Item 3.D. Risk Factors—Risks Related to Our Operations—Our business is subject to complex and evolving laws and regulations around the world. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business,” “—Various existing, new, and changing laws and regulations as well as self-regulation and public concern related to privacy and data security pose the threat of lawsuits, regulatory fines, other liability and reputational harm, require us to expend significant resources, and may harm our business, operating results, and financial condition,” and “—Our use of AI may adversely affect our business operations, reputation, or financial results.”

Human Capital
At Spotify, we know that when our employees grow, Spotify grows. Our objective is to unlock the potential of human creativity by focusing on talent development, supported by robust compensation, benefits, health, safety and wellness programs, and an inclusive culture.

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

Learning & Inclusion
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
Our learning and inclusion efforts also focus on pay equity, fairness, and equal access to career growth opportunities. Inclusive workplace practices not only contribute to a workplace where everyone can thrive but also power innovation and help bring our values to life.
During 2025, we continued our efforts to build a team that attracts, grows, and retains talent from all backgrounds and that prioritizes mental health and well-being. To do this, we introduced Modern Health by Heart & Soul, a new mental health platform that all employees can access for personalized support, coaching, and therapy supporting their mental health and well-being. We continued to support Belonging Groups that are open to all employees and help foster belonging and inclusion for our employees. We also launched a new AI-native learning platform that coincided with an AI learning festival that offered all employees the opportunity to develop their AI fluency through expert-led and peer-led learning opportunities.
See “Item 6.D. Employees” for more information about our employees.

Environmental Sustainability
We strive to be part of the solution for addressing climate change through our operations. Our approach focuses on two main areas of impact—reducing our greenhouse gas (“GHG”) emissions and using our platform to inspire and support climate engagement and action among creators and listeners.
We are teaming up with key partners, industry associates, and academic institutions to drive initiatives to reduce our GHG emissions. We are currently evaluating our previously communicated goal of achieving net-zero emissions by 2030, including target scope, timing, and underlying methodologies, in light of macro trends, technology shifts, and our evolving operations.
We also continue to leverage our platform to raise awareness of climate change by supporting nature-related content as well as curating content to make climate-related content more accessible to users, and with awareness campaigns at festivals and other events.
As we execute our sustainability initiatives, we expect to incur additional costs. Timing and investments to implement our sustainability initiatives are subject to uncertainties. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We may not be able to meet evolving stakeholder expectations relating to environmental, social, and governance (“ESG”) matters.”

C. Organizational Structure
The Company’s principal subsidiaries as at December 31, 2025 are as follows:

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
D. Property, Plant and Equipment
Spotify’s principal operational offices are located in Stockholm, Sweden and New York, New York, comprising approximately 438,000 and 594,000 square feet of office space, respectively, with lease terms expiring by February 2037 and April 2034, respectively. Currently, we occupy approximately 226,000 and 378,000 square feet of these offices, respectively. The remaining space has been vacated and is intended for sublease, with certain portions already subleased. We also lease regional offices in Los Angeles, California; Miami, Florida; Boston, Massachusetts; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in other jurisdictions, including Argentina, Australia, Belgium, Brazil, Canada, Denmark, France, Germany, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Mexico, Netherlands, Singapore, South Africa, South Korea, Spain, Taiwan, the United Arab Emirates, and the United Kingdom.
During 2023, as a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the “Office Space Optimization Initiative”), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces. As a result of this initiative, during the years ended December 31, 2025 and 2024, we recognized non-cash impairment charges of €8 million and €43 million, respectively, which represents the write-down of these real estate assets, including lease right-of-use assets and property and equipment. See Note 10 to our consolidated financial statements included elsewhere in this report for additional information.
We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.
Item 4A. Unresolved Staff Comments
None

Item 5. Operating and Financial Review and Prospects
For discussion related to our financial condition, changes in financial condition, and results of operations for 2024 compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on February 5, 2025.
Overview
We are the world’s most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 751 million MAUs and 290 million Premium Subscribers as of December 31, 2025.
We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 10% year-over-year as of December 31, 2025 to 290 million. Our 751 million MAUs have grown 11% year-over-year as of December 31, 2025.
We are focused on delivering best-in-class value to consumers relative to the price they pay for Spotify and we periodically update pricing to reflect the value of our evolving offering.
Audiobooks
The Company continued to expand the availability of audiobooks on our Premium Service. Currently, audiobooks are available for eligible Premium Subscribers in 22 markets.
Spotify Partner Program
On January 2, 2025, in the U.S., U.K., Canada and Australia, we launched the Spotify Partner Program, a new monetization program that offers podcast creators audience-driven payouts for eligible video streaming of their content on our platform. Users benefit from a bigger catalog of video podcasts, and Premium Subscribers in select markets are able to watch video podcasts without interruptions from dynamically inserted advertisements. The Spotify Partner Program is currently available in 19 markets.
Spotify Ad Exchange
On April 1, 2025, we announced the launch of Spotify Ad Exchange (“SAX”). SAX is a programmatic marketplace that enables advertisers to purchase advertising inventory campaigns through automated channels via real-time biddable auction buying. This product advancement modernizes our ad technology and helps us to strengthen our advertising partnerships in line with our focus on enhancing our automated buying channels to make it easier for advertisers to buy, create, and measure advertising inventory on Spotify.
Enhancing the listening and user experience
We are focused on building and delivering features designed to increase user engagement on our platform. On August 19, 2025, we launched playlist mixing features, giving subscribers the ability to add and customize transitions between tracks. We also introduced Messages on August 26, 2025, giving mobile users in select markets a fast and convenient way to share and discuss music, podcasts, and audiobooks with friends. On September 10, 2025, we introduced Lossless music to our Premium Service in more than 50 markets, allowing users to stream tracks in up to 24-bit/44.1 kHz FLAC. On September 15, 2025, we introduced enhancements to our mobile Ad-Supported Service experience globally, adding new features that improve playback control, music discovery, and sharing.
We continue to enhance the user experience by embedding AI to improve discovery and personalization across our platform. In April 2025, we expanded our AI Playlist feature to over 40 markets, enabling users to generate personalized playlists using written prompts. On October 6, 2025, we announced a new partnership with OpenAI, extending our ubiquity strategy into emerging agentic AI. Our partnership enables personalized music and podcast recommendations within ChatGPT. We also introduced Prompted Playlist on December 11, 2025, a beta AI-powered playlist discovery feature currently available as a limited release. Prompted Playlist leverages a user’s music listening history and listening patterns to curate and continuously refresh playlists that adapt over time to a user’s preferences.
Current macroeconomic environment
The global macroeconomic environment continues to be uncertain, reflecting the impacts of slower growth, inflation, changes in interest rates, changes in trade and tax policies, geopolitical conflicts, and related market uncertainty. We will continue to actively monitor and respond accordingly to the macroeconomic environment.

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
Premium
Our Premium Service provides users with unlimited online and offline high-quality streaming access to our catalog of music and podcasts, including video in select markets. The Premium Service offers a music listening experience without commercial breaks. In select markets, the Premium Service provides Lossless music, allowing users to stream tracks in up to 24-bit/44.1 kHz FLAC. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to a catalog of audiobooks, with an optional Audiobooks+ recurring add-on introduced in 2025 that allows Premium Subscribers to unlock additional hours of audiobook listening per month beyond the base plan. In select markets, Premium users can watch eligible video podcasts without interruptions from dynamically inserted advertisements. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart devices.
As part of our Subscription Offerings, we offer a Basic plan to eligible users in select markets that provides certain benefits of the Premium Service but does not include features such as the monthly audiobook listening time, as well as an Audiobook Access Tier in the U.S. that provides specified hours of audiobook access a month without all of the benefits of the Premium Service.
We offer a variety of subscription pricing plans for our Premium Service and Basic plan, including our Individual Plan, Family Plan, Duo Plan, and Student Plan, among others, to appeal to users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for an audio service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription, depending on the market. Our Duo Plan consists of one primary subscriber and one additional sub-account, allowing up to two Premium Subscribers per Duo Plan subscription.
In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded payment options. We also bundle our services with other services.
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
Revenue from our Premium segment is a function of the price of our Subscription Offerings and the number of subscribers who subscribe to our Subscription Offerings. As of December 31, 2025 and 2024, we had 290 million and 263 million Premium Subscribers, respectively. New Premium Subscribers are primarily sourced from the conversion of our Ad-Supported Users. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth is also driven by the success of converting users from our trial programs to full-time Premium Subscribers. These trial campaigns typically offer certain features of our Premium Service for free or at a discounted price for a period of time.
The rate of net growth in Premium Subscribers is also affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. New features and functionality have helped increase Premium Subscriber engagement over time. From a product perspective, while our Family Plan, Duo Plan, and Student Plan have lower price points per Premium Subscriber than our Individual plan, each of these Plans has aided retention across the Premium Service.
Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices. We have found that Premium Subscribers who access our Service through multiple devices have higher engagement and lower churn, which increases their expected lifetime value to Spotify.

Ad-Supported
Our Ad-Supported Service has no subscription fees and provides Ad-Supported Users with limited on-demand online access to our catalog of music and unlimited online and offline access to our catalog of podcasts on their computers, tablets, mobile devices, and other smart devices. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and a robust option for users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality audio content.
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions. We enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These direct advertising arrangements are typically sold on a cost-per-thousand impressions (“CPM”) basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Additionally, we generate revenue through automated sales channels, including both internal and external advertising automated exchanges, our self-serve platform, and advertising marketplace programs to distribute advertising inventory for purchase on a biddable auction or fixed CPM basis. These arrangements are evidenced through submission of order placements through the platform and online acceptance of terms and conditions. These order placements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period.
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
The Spotify Ad Exchange is a programmatic marketplace that enables advertisers to purchase advertising inventory campaigns through automated channels via real-time biddable auction buying.
The Spotify Audience Network (“SPAN”) is an audio advertising marketplace that connects advertisers to listeners across our owned and exclusive podcasts, podcasts from enterprise publishers via Megaphone, and podcasts from emerging creators via Spotify for Creators. Through SPAN, we provide ad-insertion capabilities for audio publishers that allow us to sell targeted advertising to brand partners that enables them to reach listeners both on and off our platform. Most of these agreements require us to share associated revenues and can include minimum guarantees.
In addition, certain offerings within our two-sided marketplace result in advertising revenues.
Revenue from our Ad-Supported segment will also be impacted by the demographic profile of our Ad-Supported Users and podcast listeners and our ability to enable advertisers to reach their target audience with relevant advertising in the geographic markets in which we operate. A large percentage of our Ad-Supported Users are between 18 and 34 years old. This is a highly sought-after demographic that has traditionally been difficult for advertisers to reach. By offering advertisers increased automated options, we continue to improve the efficiency and scalability of our advertising platforms. Additionally, we believe that our largest markets, including Europe and North America, are among the top advertising markets globally. However, our continuing expansion into new geographic markets will present monetization challenges. Monetizing our Ad-Supported User base has historically been, and is expected to remain, more challenging in our two fastest growing regions, Latin America and the rest of the world, compared to Europe and North America.

Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, audiobook publishers, and other rights holders, for the right to stream content to our users. Music royalties are typically calculated monthly based on the combination of a number of different variables. Generally, Subscription Offering music royalties are based on the greater of a percentage of relevant revenue and a per user amount. Music royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a track is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as our Family Plan, Duo Plan, and Student Plan. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of applicable Premium Subscribers, the ratio of Ad-Supported Users to applicable Premium Subscribers, and/or the rates of applicable Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to unrecouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials. Royalties payable in relation to audiobook licenses are generally consumption-based. Royalties payable in relation to lyrics are generally based on a percentage of relevant revenue or lyric impressions.
Cost of revenue also includes the cost of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. Certain fixed fees to access content are recorded on a straight-line basis over the applicable license period. We make payments to podcast publishers, whose content we monetize through advertising sales in SPAN, which are also included in cost of revenue. Additionally, cost of revenue includes payments for certain video content. Amounts are recognized based on a number of factors including qualifying consumption time attributable to eligible video episodes and financial participations in excess of minimum guarantees.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 8%, 9%, and 13% of our total revenue in each of 2025, 2024, and 2023, respectively. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new and existing advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include cloud and IT related costs, facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.
Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, the cost of working with content creators and rights holders to promote the availability of new releases on our platform, and the costs of providing free trials. The cost of providing free trials are typically per user royalty fees, determined in accordance with the rights holder agreements.
General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, and other costs including consulting fees, facility and equipment costs, directors’ and officers’ liability insurance, and director fees.

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
The table below sets forth our MAUs as of December 31, 2025, 2024, and 2023.

	As of December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in millions, except percentages)
MAUs	751	675	602	76	11%	73	12%
MAUs were 751 million as of December 31, 2025. This represented an increase of 11% from the preceding fiscal year. MAUs increased due to our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued user engagement and customer satisfaction.
Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for the Subscription Offerings. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription, depending on the market. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers include subscribers in a grace period of up to 30 days after failing to pay their subscription fee.
The table below sets forth our Premium Subscribers as of December 31, 2025, 2024, and 2023.

	As of December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in millions, except percentages)
Premium Subscribers	290	263	236	27	10%	27	11%
Premium Subscribers were 290 million as of December 31, 2025. This represented an increase of 10% from the preceding fiscal year. Our free trial offers and global campaigns were meaningful contributors of total gross additions in Premium Subscribers, while our Family Plan and Duo Plan also accounted for a significant portion of gross additions in Premium Subscribers.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of December 31, 2025, 2024, and 2023.

	As of December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in millions, except percentages)
Ad-Supported MAUs	476	425	379	51	12%	46	12%
Ad-Supported MAUs were 476 million as of December 31, 2025. This represented an increase of 12% from the preceding fiscal year. Ad-Supported MAUs increased due to our continued investment in driving the growth of our Ad-Supported Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium ARPU is a monthly measure defined as Premium subscription revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.
The table below sets forth our average Premium ARPU for the years ended December 31, 2025, 2024, and 2023.

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
Premium ARPU	€4.63	€4.69	€4.39	€(0.06)	(1)%	€0.30	7%
For the year ended December 31, 2025, Premium ARPU was €4.63. This represented a decrease of 1% from the preceding fiscal year. This decrease of €0.06 was primarily attributable to unfavorable movements in foreign exchange rates, decreasing Premium ARPU by €0.17, and changes in product and market mix, decreasing Premium ARPU by €0.14. These decreases were largely offset by an increase in Premium ARPU of €0.25 as a result of price increases.
The table below sets forth our average Premium ARPU for the quarters ended December 31, 2025, 2024, and 2023.

	Three months ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
Premium ARPU	€4.70	€4.85	€4.60	€(0.15)	(3)%	€0.25	5%
For the quarter ended December 31, 2025, Premium ARPU was €4.70. This represented a decrease of 3% year-over-year. This decrease of €0.15 was primarily attributable to unfavorable movements in foreign exchange rates, decreasing Premium ARPU by €0.29, and changes in product and market mix, decreasing Premium ARPU by €0.16. These decreases were partially offset by an increase in Premium ARPU of €0.30 as a result of price increases.
A. Operating Results
Revenue

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Premium	15,350	13,819	11,566	1,531	11%	2,253	19%
Ad-Supported	1,836	1,854	1,681	(18)	(1)%	173	10%
Total	17,186	15,673	13,247	1,513	10%	2,426	18%
Premium revenue
For the years ended December 31, 2025 and 2024, Premium revenue comprised 89% and 88%, respectively, of our total revenue. For the year ended December 31, 2025, as compared to 2024, Premium revenue increased by €1,531 million or 11%. The increase was due primarily to an increase in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU, as described above.

Ad-Supported revenue
For the years ended December 31, 2025 and 2024, Ad-Supported revenue comprised 11% and 12%, respectively, of our total revenue. For the year ended December 31, 2025, as compared to 2024, Ad-Supported revenue decreased by €18 million or 1%. This decrease was due primarily to a decrease in our direct music channels and ad sales from podcasts of €116 million due to a decrease in fixed-CPM rates as well as a decrease in music impressions sold. This decrease was partially offset by an increase in our automated sales channels of €103 million driven by an increase in music impressions sold primarily on our biddable offerings.
Foreign exchange impact on revenue
The changes in revenue described above include the impact of foreign exchange rate movements during the respective periods. For Premium revenue, the general movement of the Euro relative to certain foreign currencies, as well as movements primarily in the U.S. dollar, Mexican peso, Brazilian real, and Argentine Peso, for the year ended December 31, 2025, as compared to 2024, had a net unfavorable impact. We estimate that Premium revenue for the year ended December 31, 2025 would have been approximately €502 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2024. For Ad-Supported revenue, the general movement of the Euro relative to certain foreign currencies, as well as movement primarily in the U.S. dollar, for the year ended December 31, 2025, as compared to 2024, had a net unfavorable impact. We estimate that Ad-Supported revenue for the year ended December 31, 2025 would have been approximately €83 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2024.
Cost of revenue

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Premium	10,184	9,324	8,231	860	9%	1,093	13%
Ad-Supported	1,506	1,625	1,619	(119)	(7)%	6	—%
Total	11,690	10,949	9,850	741	7%	1,099	11%
Premium cost of revenue
For the year ended December 31, 2025, as compared to 2024, Premium cost of revenue increased by €860 million, or 9%, and Premium cost of revenue as a percentage of Premium revenue decreased from 67% to 66%. The increase in Premium cost of revenue was driven primarily by increases in Premium revenue and increased rates for certain licensors driving increases in music royalties, as well as increases in audiobook licensing costs and costs associated with the launch of the Spotify Partner Program, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €765 million. Additionally, there was a €34 million increase in payment processing fees and a €23 million increase in streaming delivery costs during the year ended December 31, 2025.
Ad-Supported cost of revenue
For the year ended December 31, 2025, as compared to 2024, Ad-Supported cost of revenue decreased by €119 million, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 88% to 82%. The decrease in Ad-Supported cost of revenue was driven primarily by a reduction in podcast costs of €83 million due primarily to our optimization of podcast inventory as well as costs attributable to the new video podcast experience available to subscribers to our Premium Service now recorded to the Premium segment. Additionally, music royalty costs decreased by €21 million during the year ended December 31, 2025 due primarily to benefits from certain marketplace programs. Additionally, there was €14 million of real estate impairment charges during the year ended December 31, 2024, with no comparable charges during the year ended December 31, 2025.
Foreign exchange impact on total cost of revenue
The changes in cost of revenue described above include the impact of foreign exchange rate movements during the respective periods. The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, Mexican peso, Brazilian real, and Argentine Peso, for the year ended December 31, 2025, as compared to 2024, had a net favorable impact on our cost of revenue. We estimate that total cost for the year ended December 31, 2025 would have been approximately €419 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2024.

Gross profit and gross margin

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Gross profit
Premium	5,166	4,495	3,335	671	15%	1,160	35%
Ad-Supported	330	229	62	101	44%	167	269%
Consolidated	5,496	4,724	3,397	772	16%	1,327	39%
Gross margin
Premium	34%	33%	29%
Ad-Supported	18%	12%	4%
Consolidated	32%	30%	26%
Premium gross profit and gross margin
For the year ended December 31, 2025, as compared to 2024, Premium gross profit increased by €671 million and Premium gross margin increased from 33% to 34%. Premium gross margin increased due primarily to revenue growth outpacing music royalty costs net of certain marketplace programs and audiobook licensing costs. This increase was partially offset by costs associated with the launch of the Spotify Partner Program, inclusive of certain costs previously attributable to the Ad-Supported segment, during the year ended December 31, 2025.
Ad-Supported gross profit and gross margin
For the year ended December 31, 2025, as compared to 2024, Ad-Supported gross profit increased by €101 million to a gross profit of €330 million, and Ad-Supported gross margin increased from 12% to 18%. The increase in Ad-Supported gross margin was due primarily to a reduction in podcast costs. Additionally, the increase in gross margin was due to growth in benefits from certain marketplace programs and the lack of comparable real estate impairment charges during the year ended December 31, 2025.
Consolidated Operating Expenses
Research and development

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Research and development	1,393	1,486	1,725	(93)	(6)%	(239)	(14)%
As a percentage of revenue	8%	9%	13%
For the year ended December 31, 2025, as compared to 2024, research and development costs decreased by €93 million, or 6%. The decrease was due primarily to a decrease of €108 million in social costs due primarily to changes in share price movements. There was also a decrease in share-based compensation of €12 million, due to a change in the timing of annual grants in 2025 moving from March 1 to May 1. These decreases were partially offset by an increase of €30 million in information technology costs due primarily to an increase in our usage of cloud computing services.
Sales and marketing

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Sales and marketing	1,426	1,392	1,533	34	2%	(141)	(9)%
As a percentage of revenue	8%	9%	12%

For the year ended December 31, 2025, as compared to 2024, sales and marketing expense increased by €34 million, or 2%. The increase was due primarily to an increase in costs of €50 million for marketing campaigns. This increase was partially offset by a decrease of €29 million in social costs due primarily to changes in share price movements.
General and administrative

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
General and administrative	479	481	585	(2)	—%	(104)	(18)%
As a percentage of revenue	3%	3%	4%
For the year ended December 31, 2025, as compared to 2024, general and administrative expense decreased by €2 million, or less than 1%. The decrease was due primarily to a decrease of €28 million in social costs due primarily to changes in share price movements. This decrease was partially offset by an increase in other general and administrative expenses of €20 million, primarily driven by higher legal and compliance-related costs for the year ended December 31, 2025.
Foreign exchange impact on total operating expenses
The changes in operating expenses described above include the impact of foreign exchange rate movements during the respective periods. A significant portion of our operating expenses are denominated in the U.S. dollar. The general movement of the Euro relative to certain foreign currencies, primarily the U.S. dollar, for the year ended December 31, 2025, as compared to 2024, had a favorable net impact on our operating expenses. We estimate that total operating expenses for the year ended December 31, 2025 would have been approximately €121 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the year ended December 31, 2024.
Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, interest income on our finance lease receivables, dividends received on our long term investments, and foreign currency gains.

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Finance income	292	328	161	(36)	(11)%	167	104%
As a percentage of revenue	2%	2%	1%
For the year ended December 31, 2025, as compared to 2024, finance income decreased by €36 million. The decrease was due primarily to a decrease of €67 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. This decrease was partially offset by an increase of €20 million in interest income earned on cash and cash equivalents and short term investments.
Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, and foreign currency losses.

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Finance costs	(266)	(352)	(220)	86	(24)%	(132)	60%
As a percentage of revenue	(2)%	(2)%	(2)%

For the year ended December 31, 2025, as compared to 2024, finance costs decreased by €86 million. The decrease was due primarily to a decrease of €116 million in net fair value movements on the Exchangeable Notes and €33 million in fair value movements on the warrants during the year ended December 31, 2024, with no such activity on the warrants recognized within finance costs during the year ended December 31, 2025. These decreases were partially offset by an increase of €63 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.
Income tax expense

	Year ended December 31,			Change
	2025	2024	2023	2025 vs. 2024		2024 vs. 2023
	(in € millions, except percentages)
Income tax expense	12	203	27	(191)	(94)%	176	652%
As a percentage of revenue	—%	1%	—%
For the year ended December 31, 2025, income tax expense was €12 million, as compared to income tax expense of €203 million for the year ended December 31, 2024. The decrease of €191 million was primarily related to the incremental recognition of deferred tax assets within the Group year over year, which resulted in an additional deferred tax benefit of approximately €159 million. The decrease was further driven by lower taxable profits of subsidiaries within the Group resulting in a decrease of current expense of €53 million year over year, primarily due to the acceleration of the deduction of the previously capitalized and unamortized domestic research and development costs in the United States.
B. Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. In addition, we generate cash inflows from the exercise of stock options, which can be significant depending on activity in the period. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, time deposits, investments in money market funds, and investments in government securities, agency securities, corporate notes, fixed income funds, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €2,019 million from €7,448 million as of December 31, 2024 to €9,467 million as of December 31, 2025.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements, including maturity of the Exchangeable Notes on March 15, 2026, for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing of new product introductions, market acceptance of our products, the acquisition of other companies, competitive factors, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. See “Item 3.D. Risk Factors—Risks Related to Our Operations—We may require additional capital to support our strategic objectives, and this capital might not be available on acceptable terms, if at all.”
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

Share repurchase program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to US$1.0 billion of the Company’s ordinary shares. On July 29, 2025, the Company announced that the board of directors had approved an increase in the Company’s share repurchase program by an additional US$1.0 billion. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The authorization to repurchase will expire on April 21, 2026 unless renewed by decision of a general meeting of shareholders of the Company. As of December 31, 2025, the Company repurchased 1,237,497 shares for €530 million under this program. The Company repurchased 768,223 shares for €439 million (US$510 million) during the year ended December 31, 2025. As of December 31, 2025, the maximum value of shares that may yet be purchased under the share repurchase program is approximately US$1,385 million.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s approach to capital allocation of prioritizing profitable growth while maintaining a balance sheet that can support our long term strategy. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.
Exchangeable Notes
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs. The noteholders may exchange their Exchangeable Notes at their option into consideration that consists, at the Issuer’s election, of cash, ordinary shares of the Company, or a combination of cash and ordinary shares, but only under certain circumstances as set forth in the Indenture. The circumstances required to allow the noteholders to exchange their Exchangeable Notes have been met since June 30, 2025. The Exchangeable Notes are exchangeable through close of business on March 12, 2026. The Group has elected to settle all exchanges on or after December 15, 2025 in cash. Since March 20, 2024, the Exchangeable Notes are redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only under certain circumstances as set forth in the Indenture. The circumstances required to allow the Issuer to redeem the Exchangeable Notes were not met as of December 31, 2025. See Note 18 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes.
Cash flow

	Year ended December 31,
	2025	2024	2023
	(in € millions)
Net cash flows from operating activities	2,933	2,301	680
Net cash flows used in investing activities	(1,785)	(1,486)	(217)
Net cash flows (used in)/from financing activities	(381)	729	234
For the year ended December 31, 2025, as compared to 2024, net cash flows from operating activities increased by €632 million. The increase was due primarily to an increase of €767 million in operating income adjusted for non-cash items including depreciation, amortization, impairment, and share-based compensation expense. This increase was partially offset by unfavorable changes in working capital movements of €128 million, principally in trade receivables and other assets, partially offset by favorable changes in trade and other liabilities, provisions and deferred revenue.
For the year ended December 31, 2025, as compared to 2024, net cash flows used in investing activities increased by €299 million. The increase was due primarily to an increase in net cash outflows from purchases and sales and maturities of short term investments of €255 million, as well as an increase in capital expenditures of €44 million.
For the year ended December 31, 2025, as compared to 2024, net cash flows (used in)/from financing activities changed by €1,110 million. The change from €729 million of net cash flows from financing activities in 2024 to €381 million of net cash flows used in financing activities in 2025 was due primarily to a decrease in proceeds from the exercise of stock options of €561 million and an increase in repurchases of ordinary shares of €439 million. Additionally, there was an increase in payments for employee taxes withheld from restricted stock units of €106 million.

Free Cash Flow:
We define “Free Cash Flow” as net cash flows from operating activities less capital expenditures and change in restricted cash. Based on our definition, our Free Cash Flow is summarized as follows:

	Year ended December 31,
	2025	2024	2023
	(in € millions)
Net cash flows from operating activities	2,933	2,301	680
Capital expenditures	(61)	(17)	(6)
Change in restricted cash	2	1	4
Free Cash Flow	2,874	2,285	678
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
For the year ended December 31, 2025, as compared to 2024, Free Cash Flow increased by €589 million. The increase in Free Cash Flow was due primarily to an increase in net cash flows from operating activities of €632 million, as described above.
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
Indebtedness
As of December 31, 2025, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 18 to our consolidated financial statements included elsewhere in this report for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Off-balance sheet arrangements
As of December 31, 2025, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2025:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	2,613	1,123	1,490	—	—
Exchangeable Notes (2)	1,277	1,277	—	—	—
Lease obligations (3)	685	98	175	146	266
Purchase obligations (4)	1,575	626	668	228	53
Total	6,150	3,124	2,333	374	319
___________________________________
(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, “Item 3.D. Risk Factors.”
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that we have entered into, but had not yet commenced as of December 31, 2025. Lease obligations primarily relate to our office space and our subleased properties. The expected lease terms are up to 11 years. See Note 10 to the consolidated financial statements included elsewhere in this report for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain content and marketing commitments.
Subsequent to the end of the reporting period, the Group signed several license agreements with certain content providers which include minimum guarantee and spend commitments of approximately €202 million over the next three years.
C. Research and Development, Patents and Licenses, etc.
For a detailed analysis of research and development policies and costs, see “Item 4.B. Business Overview” and discussions elsewhere in “Item 5. Operating and Financial Review and Prospects.”
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
Other than as disclosed here and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of an RSU or restricted stock award is measured using the fair value of our ordinary shares on the date of the grant. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is up to four years from the grant date.
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
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation. Social costs in connection with granted options and RSUs are accrued over the vesting period based on the intrinsic value of the award that has been earned at the end of each reporting period. The amount of the liability reflects the systematic recognition of the award over the vesting period and the impact of expected forfeitures. The social cost rate at which the accrual is made generally follows the tax domicile within which other compensation charges for a grantee are recognized.
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
On May 16, 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc. in the U.S. District Court for the Southern District of New York (Mechanical Licensing Collective v. Spotify USA Inc., No. 1:24-cv-03809), alleging that beginning with its March 2024 reporting, Spotify USA Inc. improperly reported and underpaid royalties for its Premium Service as a bundle that includes a monthly allocation of audiobook access. On January 29, 2025, the MLC’s lawsuit was dismissed with prejudice, with the court holding that the Premium Service is a bundle. On October 1, 2025, the MLC filed an amended complaint alleging that Spotify USA Inc. improperly valued the components of the Premium Service bundle and improperly reported royalties for the Audiobook Access Tier product. The MLC has also sought permission from the district court to seek interlocutory appeal of the court’s prior ruling that the Premium Service is a bundle under the applicable regulations. If the MLC were to ultimately be entirely successful in its claim alleging that Spotify’s Premium Service is not a bundle, then the liability in relation to the period March 1, 2024 to December 31, 2025 would be approximately €358 million, plus potential penalties and interest, which we cannot reasonably estimate. Any liability would be partially offset by direct deals with publishers.
Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.
The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2025 and December 31, 2024, approximately €406 million and €351 million, respectively, relate to liabilities that were incurred more than 12 months prior to the date of the statement of financial position. An additional €5 million of expense was included in the consolidated statement of operations for the year ended December 31, 2025 due to an increase of estimates included in the financial statements at December 31, 2024.
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
We also have provisions that relate primarily to potential tax obligations other than income tax in various jurisdictions. We recognize provisions for claims or on taxes other than income tax when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

Exchangeable Notes
Our Exchangeable Notes are re-measured at each reporting date using valuation models using input data. They are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk will be presented separately in other comprehensive income and will not be reclassified to the consolidated statement of operations. The fair value of the Exchangeable Notes is estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. Our ordinary share price is a primary driver of the fair value of the Exchangeable Notes. If factors change and different assumptions are used, our finance income/(costs) could be materially different in the future. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this report for additional information on the share price risk related to our Exchangeable Notes.
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
We are subject to the continuous examination of our income tax returns by various tax authorities which could result in assessments against us. There are currently ongoing tax audits in several jurisdictions, some of which involve tax matters related to transfer pricing, direct taxes, or withholding taxes. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of our tax reserves. If we conclude that it is not probable that our tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes. The resolution of tax examinations may be significant to the consolidated financial statements.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the names, ages, and positions of our senior management and directors as of the date of this report:

Name	Age	Position
Daniel Ek	42	Founder and Executive Chairman
Martin Lorentzon	56	Co-Founder and Director
Alex Norström	49	Co-Chief Executive Officer and Director
Gustav Söderström	49	Co-Chief Executive Officer and Director
Dustee Jenkins	47	Chief Public Affairs Officer
Christian Luiga	57	Chief Financial Officer
Anna Lundström	42	Chief Human Resources Officer
Christopher Marshall	57	Lead Independent Director
Barry McCarthy	72	Director
Shishir Mehrotra	46	Director
Heidi O’Neill	61	Director
Ted Sarandos	61	Director
Thomas Staggs	65	Director
Mona Sutphen	58	Director
Padmasree Warrior	65	Director

The business address of each director and each of Mr. Luiga and Ms. Lundström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of Ms. Jenkins is 150 Greenwich Street, New York, New York 10007. The following is a brief biography of each of our senior managers and directors:
Daniel Ek is our founder and Executive Chairman of our board of directors. As our Executive Chairman, Mr. Ek is responsible for formulating the Company’s long-term strategy and recommending major strategic actions for the board’s consideration. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. Mr. Ek previously served as the Company’s Chief Executive Officer until December 31, 2025. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. He currently serves on the boards of directors of a number of private companies.
Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.

Alex Norström is our Co-Chief Executive Officer and a member of our board of directors. He is responsible for executing on the Company's mission and strategy, and co-leading the management team. He has been a member of our board of directors since January 1, 2026, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. Mr. Norström was previously Co-President, Chief Business Officer, where he oversaw our subscriber and advertising businesses and all licensed, distributed, and owned content on the platform, as well as marketing, global markets, partnerships, payments, and customer service. Prior to that, his roles at Spotify included Chief Freemium Business Officer, Chief Premium Business Officer, Vice President of Growth, and Vice President of Subscriptions. Before joining Spotify in 2011, Mr. Norström was Chief New Business Officer at King.com Ltd. He was a member of the board of directors of Circle from 2016 through December 2019. Mr. Norström holds a Master of Science in Business & Economics with a Major in Finance from the Stockholm School of Economics.
Gustav Söderström is our Co-Chief Executive Officer and a member of our board of directors. He is responsible for executing on the Company's mission and strategy, and co-leading the management team. He has been a member of our board of directors since January 1, 2026, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. Mr. Söderström was previously Co-President, Chief Product & Technology Officer, where he oversaw global product and technology strategy, including the product, design, data, and engineering teams at Spotify. Prior to joining Spotify in 2009, Mr. Söderström founded Kenet Works in 2003, a company that developed community software for mobile phones, and served as the company’s Chief Executive Officer until it was acquired by Yahoo! in 2006. Mr. Söderström was Director of Product and Business Development for Yahoo! Mobile from 2006-2009. Mr. Söderström is a startup seed investor and founder of 13th Lab (acquired by Facebook’s Oculus). Mr. Söderström holds a Master of Science in Electrical Engineering from KTH Royal Institute of Technology.
Dustee Jenkins is our Chief Public Affairs Officer. In this capacity, she oversees all external communications, government affairs, trust and safety, as well as enterprise-wide internal communications in 184 markets. Prior to joining Spotify, Ms. Jenkins was Senior Vice President and Chief Communications Officer at Target. She previously served as a director at Public Strategies, Inc. (now Hill+Knowlton Strategies) specializing in crisis and financial transactions, the director of communications of the Department of Housing and Urban Development as an appointee of President George W. Bush, and Press Secretary for U.S. Senator Kay Bailey Hutchison. Ms. Jenkins also serves on the board of directors of Tech:NYC.
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
Anna Lundström is our Chief Human Resources Officer. She oversees all aspects of our human resources, including the people strategy supporting more than 7,000 employees who drive Spotify’s business and technology operations across 184 markets. Ms. Lundström joined Spotify in 2016 and has since served in multiple roles, including most recently leading human resources for our Americas Region and the Business organization. Prior to joining Spotify, she held senior human resources leadership positions at Nasdaq and Teracom. Ms. Lundström serves on the board of directors of Cappy. She holds a Master of Social Science in Human Resource Management from Lund University, majoring in Business Law.
Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc., where he serves as the chair of the nominating and corporate governance committee, and Nerdy, Inc., where he serves as the chair of the compensation committee, as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Barry McCarthy is a member of our board of directors. He has been a member of our board of directors since January 8, 2020, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. In addition to his role on our board of directors, Mr. McCarthy serves on the board of directors of Strava. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Instacart from 2021 to 2024 (Chairman of the audit committee), Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, Chegg from 2010 to 2015 (Chairman of the audit committee), and MSD Acquisition Corp. from 2021 to 2022 (Chairman of the audit committee). He previously served as the President and CEO and a member of the board of directors of Peloton Interactive Inc. from 2022 to 2024. From 2011 to 2022, Mr. McCarthy served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. In addition to his role on our board of directors, Mr. Mehrotra serves on the board of directors of Walmart Inc. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO of Superhuman (formerly Grammarly, Inc.) Previously, he was the CEO and Co-Founder of Coda, Inc., which was acquired by Superhuman. Mr. Mehrotra has previously served as Chief Product and Technology Officer for YouTube at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. In addition to her role on our board of directors, Ms. O’Neill serves on the board of directors of Hyatt Hotels Corp and Lithia Motors Inc. She previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also previously served as the President of Consumer, Product and Brand, a division of Nike, Inc.
Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. In addition to his role on our board of directors, Mr. Sarandos serves on the board of directors of Netflix. He also serves as chairman of the board of trustees for the Academy Museum of Motion Pictures and the Treasurer for the board of directors of Exploring the Arts. He also serves on the board of trustees for the American Film Institute and is a member of the Executive Committee of the Academy of Television Arts and Sciences, as well as a Henry Crown Fellow at the Aspen Institute. Mr. Sarandos is the co-CEO of Netflix and has led the company’s moves into streaming, international and original programming. He has been at Netflix since 2000.
Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. In addition to his role on our board of directors, Mr. Staggs is the founder and co-CEO of Candle Media LLC and is a partner of Smash Capital Advisors LP. Mr. Staggs previously served as a top executive at The Walt Disney Company, most recently serving as its Chief Operating Officer. Prior to that, he was Chairman of Walt Disney Parks and Resorts Worldwide after having been Disney’s Chief Financial Officer for nearly 12 years. As Chairman of Disney Parks, Mr. Staggs more than doubled operating profits while overseeing the company’s roughly 140,000 cast members. While at Disney, he helped lead the purchases of Pixar, Marvel Entertainment, and Cap Cities/ABC. He also served as a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.

Mona Sutphen is a member of our board of directors. She has been a member of our board of directors since April 21, 2021, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. She is currently a senior partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board and was a career diplomat earlier in her career, serving in Asia, Europe, and at the United Nations. Ms. Sutphen is a Trustee of Putnam Mutual Funds and serves on the boards of directors of Novata and Unitek Learning. She is a member of the Council on Foreign Relations and serves on the board of directors of the International Rescue Committee. Ms. Sutphen has a Bachelor of Arts from Mount Holyoke College and a Master of Science from London School of Economics.
Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2025. In addition to her role on our board of directors, Ms. Warrior serves as a member of the board of directors of Mahindra & Mahindra as well as the boards of directors of certain private companies. She previously served as a member of the board of directors of Microsoft from 2015 to 2023, The Gap, Inc. from 2013 to 2016, and Box, Inc. from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
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
B. Compensation
This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team, who we refer to as our “named executive officers,” and the factors relevant to an analysis of these policies and decisions. As a foreign private issuer, we provide disclosure of executive compensation as required by legislation applicable to companies incorporated in Luxembourg and are not required to disclose executive compensation according to the disclosure requirements applicable to U.S. domestic issuers. However, we have elected to voluntarily provide certain additional executive compensation disclosures and, as such, this section includes certain additional disclosures that are consistent with or similar to those required to be made by U.S. domestic issuers. Our “named executive officers” for 2025 are:
•Daniel Ek, who is our Founder, Executive Chairman, and Director, and served as our Chief Executive Officer (“CEO”) and our principal executive officer until December 31, 2025;
•Alex Norström, who served as our Co-President, Chief Business Officer until he became our Co-CEO and Director, effective as of January 1, 2026;
•Gustav Söderström, who served as our Co-President, Chief Product & Technology Officer until he became our Co-CEO and Director, effective as of January 1, 2026;
•Christian Luiga, who serves as our Chief Financial Officer (“CFO”) and principal financial officer; and
•Dustee Jenkins, who serves as our Chief Public Affairs Officer.
Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the people experience and compensation committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2025.

Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve their principles and objectives.
Executive Compensation Philosophy and Objectives
We operate in the highly competitive and dynamic digital media industry as the world’s most popular audio streaming subscription service. This industry is characterized by rapidly changing market requirements and the emergence of new competitors. To succeed in this environment, we must continuously develop solutions that meet the needs of our growing user base in a rapidly changing environment, efficiently develop and refine new and existing products and services, and demonstrate a strong return on investment to our advertisers. To achieve these objectives, we need a highly talented and seasoned team of data scientists, engineers, product designers, product managers, and other business professionals.
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
Roles of Our Board of Directors, People Experience and Compensation Committee, and Chief Executive Officer(s) in Compensation Decisions
The initial compensation arrangements with our executive leadership team, including the named executive officers, have been determined in arms-length negotiations with each individual executive. Typically, our CEO (or co-CEOs, starting in January 2026) has been responsible for negotiating these arrangements, except with respect to their own compensation, with the oversight and final approval of the members of our board of directors or the people experience and compensation committee. The compensation arrangements have been influenced by a variety of factors, including, but not limited to:
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

Following the establishment of the initial compensation arrangements, our CEO, and commencing January 1, 2026, our co-CEOs, board of directors, and people experience and compensation committee have been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for members of the executive leadership team, including the other named executive officers. Typically, our CEO, and after January 1, 2026, our co-CEOs, will review the performance of the other members of the executive leadership team, including the other named executive officers, and based on this review, along with the factors described above, makes recommendations to the people experience and compensation committee with respect to the total compensation, including each individual component of compensation, of these individuals for the coming year. There is no predetermined time of year for these reviews, although they are generally performed on an annual basis coinciding with our Company-wide employee compensation review ending in April. Further, the people experience and compensation committee reviews the performance of our CEO, and based on this review and the factors described above, recommends his total compensation to our board of directors for approval. Since July 1, 2017, Mr. Ek, our CEO prior to January 1, 2026, has not been awarded any compensation, but from time to time he has been provided with the opportunity to purchase non-compensatory warrants at fair market value through D.G.E. Investments, an entity indirectly wholly owned by him, as described below in “Warrants.” Commencing January 1, 2026, the people experience and compensation committee will review the performance of our co-CEOs, and based on this review and the factors described above, will recommend their total compensation to our board of directors for approval.
The current compensation levels of our executive leadership team, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual.
Engagement of Compensation Consultant
The people experience and compensation committee has engaged the services of Compensia to provide executive compensation advisory services. The people experience and compensation committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. In 2024, the people experience and compensation committee approved the compensation peer group (the “Peer Group”) for fiscal year 2025.
The Peer Group for 2025 consisted of the following companies:

Airbnb	Autodesk	Block	Booking Holdings
DoorDash	eBay	Electronic Arts	Expedia Group
Intuit	MercadoLibre	Netflix	PayPal Holdings
Shopify	Sirius XM Holdings	Snap	Take-Two Interactive
Uber Technologies	Warner Bros. Discovery
The 2025 Peer Group consists of companies that have similar business characteristics to those of the Company. Our Peer Group is reviewed periodically as warranted and revised as appropriate to ensure that the companies in the group continue to be a reasonable comparison for compensation purposes. The companies included in the 2025 Peer Group were slightly refined relative to the peer group created for setting 2024 compensation to remove Activision Blizzard, which was acquired by Microsoft in October 2023, and Zalando, and add Shopify. In general, the removed peer companies no longer fit the selection criteria, while the additions reflect companies with financial and industry characteristics more similar to our Company.
The people experience and compensation committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2025, Compensia provided the people experience and compensation committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The people experience and compensation committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The people experience and compensation committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was at approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than Mr. Ek (who, as we note below, did not receive any cash or equity compensation in 2025), including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As discussed below, we rely heavily on our equity awards to incentivize our employees, including each of our named executive officers.

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
Since July 1, 2017, Mr. Ek has not received a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek has not received a bonus since 2018.
Additionally, in connection with his commencement of employment, we offered Mr. Luiga a sign-on bonus in an aggregate amount of SEK 14,000,000 in order to incentivize him to join the Company. Pursuant to his employment agreement, Mr. Luiga received the first installment of his sign-on bonus equal to SEK 7,000,000 in October 2024 and the second installment of his sign-on bonus equal to SEK 7,000,000 in March 2025. For further information on Mr. Luiga’s sign-on bonus, please see “Employment Agreements” below.

As of the end of fiscal year 2025, our named executive officers were entitled to the following annual base salaries:

Named Executive Officer	Annual Base Salary ($)
Daniel Ek(1)	$—
Alex Norström(2)	$339,000
Gustav Söderström(2)	$326,000
Christian Luiga(2)	$326,000
Dustee Jenkins	$860,000
______________________
(1)Since July 1, 2017, Mr. Ek has not received a base salary.
(2)Messrs. Norström, Söderström and Luiga were paid in Swedish krona. Such amounts are based on the exchange rate of SEK 9.20 per dollar as of December 31, 2025 as published by Reuters.
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
For 2025 compensation, the amount of any cash award chosen was equal to 100% of the dollar amount the employee allocated to cash; the number of RSUs provided was equal to the dollar amount the employee allocated to RSUs divided by the closing price per ordinary share on the grant date; the number of at-the-money options provided was equal to three times the dollar amount the employee allocated to such stock options divided by such closing price; and the number of out-of-the-money stock options provided was equal to six times the dollar amount the employee allocated to stock options divided by such closing price.
For further information on our equity award programs, please see “—Stock Options,” “—Restricted Stock Units” and “—Cash Program” below.
In 2025, each of our named executive officers, other than Mr. Ek, participated in the incentive mix program. The following table shows the dollar amount of incentive compensation awarded to each named executive officer, as well as the allocations chosen by each such individual:

Named Executive Officer	Aggregate Long-Term Incentive Award Dollar Value ($)	2025 At-the-Money Stock Option Allocation	2025 Out-of-the-Money Stock Option Allocation	2025 RSU Allocation	2025 Cash Allocation ($)
Daniel Ek	—	—	—	—	—
Alex Norström	12,500,000	31,133	—	10,378	—
Gustav Söderström	12,500,000	31,133	—	10,378	—
Christian Luiga	5,000,000	6,227	—	—	3,750,000
Dustee Jenkins	4,500,000	11,208	—	3,736	—

Long-Term Incentive Award Decisions
Each year our people experience and compensation committee reviews and, if needed, recommends updates to our current equity program to our board of directors for approval in order to incentivize our employees, including our named executive officers. Our people experience and compensation committee, in consultation with our CEO, and commencing January 1, 2026, in consultation with our co-CEOs, determines the aggregate dollar value of the long-term incentive compensation to be awarded to each executive leadership team member. In making these decisions, the people experience and compensation committee takes into consideration the Company’s financial results and market conditions, as well as the factors described above.
Retirement Savings and Other Benefits
Our retirement programs are designed to comply with local laws and regulations. For our employees who reside in Sweden, including Messrs. Luiga, Norström, and Söderström, we participate in an occupational pension plan. Pursuant to such plan we pay a premium of 6.5% of each such employee’s monthly base salary up to an annual income ceiling and 32% of monthly base salary on amounts above such annual income ceiling. Employees also may contribute additional amounts through a salary exchange program pursuant to which eligible employees are given the opportunity to enhance their pension savings by choosing to exchange a portion of their base salary for additional pension contributions. Certain legal limitations apply to the amount of contributions that may be made to the occupational pension plan.
For our employees in the United States who satisfy certain eligibility requirements, including Ms. Jenkins, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their eligible compensation. Employees vest in the employer contributions ratably over one year.
The Company does not maintain any defined benefit plans for any of its named executive officers.
Employee Benefits and Perquisites
Additional benefits received by our employees who reside in Sweden, including Messrs. Ek, Norström, Luiga, and Söderström, include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Ms. Jenkins, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.
We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.
We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. In addition, the personal safety of our employees, including our named executive officers, is of the highest importance to us and in 2025 we paid for personal security services, including home security services, for certain named executive officers pursuant to the Company’s personal security program for senior management. Although we consider these personal security services to be appropriate and necessary for the reasons described above, the costs related to such services are reported as other compensation to our named executive officers in the “2025 Summary Compensation Table” below. In the future, we may provide other perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the people experience and compensation committee. We do not expect these perquisites to be a significant component of our compensation program.
Severance
Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.

Employment Agreements
We have, or one of our subsidiaries has, entered into employment agreements with Messrs. Ek, Luiga, Norström, Söderström, and Ms. Jenkins. In connection with each of Messrs. Norström’s and Söderström’s promotion to Co-CEO, effective January 1, 2026, we entered into amended employment agreements with each executive, the terms of which are described below. We currently do not have employment agreements or other service contracts with any non-employee members of our board of directors.
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
Christian Luiga, Alex Norström and Gustav Söderström
The following is a description of our employment agreements with Messrs. Luiga, Norström, and Söderström, and for Messrs. Norström and Söderström, the description reflects the amended employment agreements entered into in connection with each executive’s promotion to Co-CEO. Our employment agreements provide for an indefinite employment period, a base salary and participation in our benefit programs and long-term incentive compensation plans. The agreements entitle the executives to a three-month notice period prior to termination, provided that we may terminate the agreement with immediate effect in connection with a termination for “Cause” (as defined in the relevant agreement). In addition, upon a termination without Cause, subject to the executive’s execution and non-revocation of a release of claims, each executive would be entitled to a severance amount equal to the executive’s respective base salary for six months. If we terminate the executive at any time during the three-month notice period, the executive will also be entitled to pay in lieu of notice through the end of the notice period, subject to compliance with certain restrictive covenants. If Mr. Luiga’s, Norström’s or Söderström’s employment is terminated within 12 months after a change in control of the Company, if the executive is required to perform duties that are materially inconsistent with those normally performed by the executive, or if the executive is otherwise constructively dismissed following the change in control, subject to the executive’s execution and non-revocation of a release of claims, the executive would be entitled to receive a lump sum severance payment of 12 months’ salary. Notwithstanding the foregoing, Messrs. Luiga, Norström, and Söderström will not be entitled to the change in control severance described above in the event of certain asset sales where the executive continues his employment in the same or greater capacity following the transaction or the executive is offered continued employment in connection with the transaction and the executive’s employment agreement is assumed by the surviving entity following the transaction. The executives are also subject to a nine-month post-termination non-competition covenant (with such period commencing on the termination date) and a six-month post-termination employee and an 18-month customer non-solicitation covenant.
Additionally, as described above, Mr. Luiga’s employment agreement provides for a sign-on bonus in an aggregate amount of SEK 14,000,000. Mr. Luiga received the first installment of his sign-on bonus equal to SEK 7,000,000 in October 2024 and the second installment in March 2025. Each installment of Mr. Luiga’s sign-on bonus is subject to repayment if Mr. Luiga voluntarily resigns within 12 months of the applicable payment date, prorated for the number of fully completed months of employment during the applicable 12-month period.
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
Equity Grant Practices
We do not grant equity awards in anticipation of the release of material, nonpublic information or time the release of material, nonpublic information based on equity award grant dates, vesting events, or sale events. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation for grants to named executive officers in 2025.
C. Board Practices
Board of Directors Structure
Our board of directors currently consists of twelve directors and is composed of Class A and Class B directors. Our articles of association provide that the board of directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders or until his or her successor has been appointed. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Item 10.B. Memorandum and Articles of Association.”
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
•reviewing and approving total compensation for our chief executive officer(s) and other executive officers;
•reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;
•selecting and retaining a compensation consultant;
•monitoring our workforce inclusion strategy; and

•such other matters that are specifically delegated to the people experience and compensation committee by our board of directors from time to time.
Audit Committee
Our board of directors has established an audit committee that consists of Thomas Staggs, Christopher Marshall, Barry McCarthy, Mona Sutphen, and Padmasree Warrior. Mr. Staggs is the chair of our audit committee. All audit committee members satisfy the “independence” requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act. Our audit committee has the following responsibilities, among others:
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
D. Employees
In 2025, 2024, and 2023, we had 7,287, 7,691, and 9,123 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Content Production and Customer Service	468	502	663	(7)%	(24)%
Sales and Marketing	2,027	2,177	2,403	(7)%	(9)%
Research and Development	3,787	3,944	4,719	(4)%	(16)%
General and Administrative	1,005	1,068	1,338	(6)%	(20)%
The following table describes our average number of employees by geographic location:

	December 31,
	2025	2024	2023
United States	3,466	3,690	4,574
Sweden	1,271	1,397	1,706
United Kingdom	887	874	1,048
Additionally, for the years ended December 31, 2025, 2024, and 2023, we had an average of approximately 1,663, 1,730, and 1,795 employees and contractors, respectively, in the aggregate in Argentina, Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Mexico, Netherlands, Singapore, South Africa, South Korea, Spain, Taiwan, and United Arab Emirates. From time to time, we have engaged temporary employees to fill open positions. Our global workforce is predominantly non-unionized, although we have some employees in the U.S. and internationally who are represented by unions or works councils.

E. Share Ownership
The following table provides information regarding share ownership by our officers and directors as of December 31, 2025.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units
Daniel Ek(1)	28,625,267	13.9%	—	$—	—	—
Martin Lorentzon(2)	19,006,383	9.2%	11,260	$362.36	5/31/2026	—
	—	—%	24,120	$169.16	5/31/2027	—
	—	—%	6,627	$153.92	6/1/2028	—
	—	—%	6,505	$470.43	6/3/2029	—
	—	—%	1,518	$672.00	6/2/2030	—
Alex Norström	33,162	*	3,216	$321.28	3/1/2026	37,587
	—	—%	32,617	$151.25	3/1/2027	—
	—	—%	133,106	$117.20	3/1/2028	—
	—	—%	71,090	$263.75	3/1/2029	—
	—	—%	31,133	$602.26	5/1/2030	—
Gustav Söderström	10,394	*	1,816	$321.28	3/1/2026	8,864
	—	—%	250,463	$151.25	3/1/2027	—
	—	—%	244,212	$117.20	3/1/2028	—
	—	—%	109,596	$263.75	3/1/2029	—
	—	—%	31,133	$602.26	5/1/2030	—
Christian Luiga	—	—%	9,989	$375.40	10/1/2029	—
	—	—%	6,227	$602.26	5/1/2030	—
Dustee Jenkins	25,563	*	118	$238.38	9/1/2026	15,830
	—	—%	3,099	$151.25	3/1/2027	—
	—	—%	8,797	$263.75	3/1/2029	—
	—	—%	11,208	$602.26	5/1/2030	—
Anna Lundström	1,550	*	—	$—	—	8,241
Christopher Marshall(3)	72,133	*	5,630	$241.57	5/31/2026	1,595
	—	—%	12,060	$112.77	5/31/2027	—
	—	—%	4,970	$153.92	6/1/2028	—
Barry McCarthy(4)	345,702	*	5,630	$241.57	5/31/2026	—
	—	—%	12,060	$112.77	5/31/2027	—
	—	—%	6,627	$153.92	6/1/2028	—
	—	—%	3,252	$313.62	6/3/2029	—
	—	—%	1,518	$672.00	6/2/2030	—
Shishir Mehrotra	55,749	*	5,630	$362.36	5/31/2026	479
	—	—%	18,090	$169.16	5/31/2027	—
	—	—%	9,940	$230.88	6/1/2028	—
	—	—%	4,879	$470.43	6/3/2029	—
	—	—%	3,036	$1,008.00	6/2/2030	—
Heidi O’Neill	6,353	*	759	$1,008.00	6/2/2030	3,049
Ted Sarandos	13,783	*	5,630	$241.57	5/31/2026	—
	—	—%	12,060	$112.77	5/31/2027	—
	—	—%	6,627	$153.92	6/1/2028	—
	—	—%	3,252	$313.62	6/3/2029	—
	—	—%	1,518	$672.00	6/2/2030	—
Thomas Staggs(5)	23,248	*	5,961	$362.36	5/31/2026	—
	—	—%	2,981	$241.57	5/31/2026	—
	—	—%	6,562	$169.16	5/31/2027	—
	—	—%	9,843	$112.77	5/31/2027	—
	—	—%	7,212	$153.92	6/1/2028	—

	—	—%	3,539	$313.62	6/3/2029	—
	—	—%	1,652	$672.00	6/2/2030	—
Mona Sutphen	552	*	5,544	$169.16	5/31/2027	1,104
	—	—%	1,507	$112.77	5/31/2027	—
	—	—%	2,439	$313.62	6/3/2029	—
	—	—%	1,138	$672.00	6/2/2030	—
Padmasree Warrior	7,514	*	2,815	$241.57	5/31/2026	755
	—	—%	1,657	$153.92	6/1/2028	—
	—	—%	1,626	$313.62	6/3/2029	—
	—	—%	379	$672.00	6/2/2030	—
________________________
*Represents beneficial ownership of less than 1%.
(1)Includes 11,993,298 ordinary shares held by D.G.E. Investments Limited (“D.G.E. Investments”). Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. Also includes 4,276,200 ordinary shares held by Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), 9,076,240 ordinary shares held by Image Frame Investment (HK) Limited (“Image Frame”), 3,227,920 ordinary shares held by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited. Mr. Ek exercises voting power over the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held by D.G.E. Investments. The business address of D.G.E. Holding is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus.
(2)Includes 19,000,000 ordinary shares held by Rosello Company Limited (“Rosello”). Mr. Lorentzon is the sole shareholder of Amaltea S.à r.l. (“Amaltea”), which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the ordinary shares held by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Includes (i) 70,344 ordinary shares held by Marshall Carroll 2000 Trust; (ii) 1,789 ordinary shares held by TCV VIII Management, L.L.C. (“TCV VIII Management”) and TCV XI Management, L.L.C. (“TCV XI Management”); (iii) 1,595 unvested RSUs; and (iv) 22,660 non-qualified stock options held by Mr. Marshall for the benefit of TCV VIII Management and TCV XI Management. Mr. Marshall is a trustee of the Marshall Carroll 2000 Trust. Mr. Marshall disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Marshall and the other members of TCV VIII Management and TCV XI Management (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 1,789 ordinary shares, 1,595 unvested RSUs, the 5,499 unvested non-qualified stock options, and the 17,161 vested non-qualified stock options held by Mr. Marshall. The Management Members disclaim beneficial ownership of the ordinary shares and the ordinary shares issuable upon vesting of non-qualified stock options and RSUs, except to the extent of their respective pecuniary interest therein.
(4)Includes 345,702 ordinary shares held by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
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
Cash Program
As noted above, we also offer cash awards as part of our incentive mix program to all permanent employees, including our named executive officers. Pursuant to the cash alternative of the incentive mix program, the named executive officers who choose to include cash in their incentive mix composition will receive a fixed cash payment upon each vesting date. As noted above, for the cash awards granted in 2025, 3/48ths of the cash payment vested on the first day of the third calendar month following the date of grant, and thereafter 1/48th of the cash payment granted vests on the first day of each calendar month thereafter, subject to continued employment.
Warrants
On August 23, 2021, Mr. Ek purchased, through D.G.E. Investments, 800,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for US$46.01, the then-current fair market value per share. The terms and conditions for the warrants provided that D.G.E. Investments may purchase the ordinary shares underlying the warrants for US$281.63 per share at any time through August 23, 2024. On July 25, 2024, Mr. Ek, through D.G.E. Investments, exercised 800,000 non-compensatory warrants in the Company that were granted on August 23, 2021. Subsequently, on July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek, through D.G.E. Investments, upon the net settlement of the 800,000 non-compensatory warrants.
As of December 31, 2025, there were no outstanding warrants.

Compensation Tables
2025 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Compensation Plan ($)(4)	All Other Compensation ($)		Total ($)
Daniel Ek (Executive Chairman and Former CEO) (5)	2025	—		—	—	—	—	694,484	(6)	694,484
	2024	—		—	—	—	—	667,308		667,308
	2023	—		—	—	—	—	1,431,654		1,431,654
Alex Norström (Co-CEO and Former President, Chief Business Officer)	2025	348,000	(7)	—	7,188,176	6,250,254	—	96,501	(8)	13,882,931
	2024	311,000	(7)	1,664,000	8,359,222	6,250,084	—	22,765		16,607,071
	2023	320,000	(7)	—	7,145,501	5,200,047	—	87,750		12,753,298
Gustav Söderström (Co-CEO and Former President, Chief Product & Technology Officer)	2025	355,000	(7)	—	7,188,176	6,250,254	—	104,434	(9)	13,897,864
	2024	271,000	(7)	1,664,000	16,718,457	—	—	80,412		18,733,869
	2023	300,000	(7)	—	14,291,007	—	—	78,036		14,669,043
Christian Luiga (CFO)(10)	2025	330,000	(7)	760,820	1,437,693	—	3,750,000	105,051	(11)	6,383,564
	2024	79,000	(7)	632,377	1,572,064	—	3,750,000	15,193		6,048,634
Dustee Jenkins (Chief Public Affairs Officer)	2025	860,000		—	2,587,753	2,250,043	—	—		5,697,796
	2024	860,000		571,895	1,504,635	3,374,945	—	3,187		6,314,662
	2023	860,000		—	—	1,750,030	1,750,000	—		4,360,030
________________________
(1)Amounts reflect one-time retention bonuses paid to Messrs. Söderström, Norström, and Ms. Jenkins in March 2024, and the first installment of Mr. Luiga’s sign-on bonus paid in October 2024 and the second installment paid in March 2025. Mr. Luiga’s sign-on bonus was paid in Swedish krona in 2024 and 2025. The amount for 2024 is based on a currency translation of SEK 11.07 per dollar as published by Reuters on December 31, 2024. The amount for 2025 is based on a currency translation of SEK 9.20 per dollar as published by Reuters on December 31, 2025.
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
(4)Amount reflects the cash award granted to Mr. Luiga in 2025 as part of our incentive mix program. 3/48ths of the cash award vested on the third calendar month following the date of grant, and 1/48th of the cash award granted vests on the first day of each calendar month thereafter, subject to continued employment.
(5)Since July 1, 2017, Mr. Ek has not received a base salary; however, the people experience and compensation committee may, from time to time, provide Mr. Ek with a discretionary bonus as it determines to be appropriate. Mr. Ek has not received a bonus since 2018.
(6)For 2025, amount reflects US$694,484 for personal security services. These 2025 dollar amounts are based on a currency translation of EUR 1.17 per dollar and SEK 9.20 per dollar as published by Reuters on December 31, 2025.
(7)Messrs. Söderström and Norström were each paid in Swedish krona in 2023, 2024, and 2025. Mr. Luiga was paid in Swedish krona in 2024 and 2025. The 2023 dollar amounts are based on a currency translation of SEK 10.08 per dollar as published by Reuters on December 31, 2023. The 2024 dollar amounts are based on a currency translation of SEK 11.07 per dollar as published by Reuters on December 31, 2024. The 2025 dollar amounts are based on a currency translation of SEK 9.20 per dollar as published by Reuters on December 31, 2025. The amounts include vacation pay received by Messrs. Söderström, Norström and Luiga pursuant to Swedish standards. Additionally, for a portion of 2023 and 2024, Mr. Norström was paid in British pound. The 2023 dollar amounts are based on a currency translation of GBP 0.79 per dollar as published by Reuters on December 31, 2023. The 2024 dollar amounts are based on a currency translation of GBP 0.80 per dollar as published by Reuters on December 31, 2024.
(8)Amount reflects US$96,501 for contributions to the Swedish retirement plan. These 2025 dollar amounts are based on a currency translation of SEK 9.20 per dollar as published by Reuters on December 31, 2025.

(9)Amount reflects US$98,808 for contributions to the Swedish retirement plan and US$5,626 for personal security services. These 2025 dollar amounts are based on a currency translation of SEK 9.20 per dollar as published by Reuters on December 31, 2025.
(10)Mr. Luiga’s service as the Company’s Chief Financial Officer commenced on September 16, 2024. Amount reflects the actual base salary in dollars earned by Mr. Luiga during fiscal year 2024.
(11)Amount reflects US$91,499 for contributions to the Swedish retirement plan and US$13,552 for personal security services. These 2025 dollar amounts are based on a currency translation of SEK 9.20 per dollar as published by Reuters on December 31, 2025.
Grants of Plan-Based Awards in 2025
The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2025:

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stocks or Units (# shares)(1)	All Other Option Awards: Number of Securities Underlying Options (# shares)(1)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Daniel Ek	—	—		—	—	—	—
Alex Norström	5/1/2025	—		10,378	31,133	602.26	13,438,430
Gustav Söderström	5/1/2025	—		10,378	31,133	602.26	13,438,430
Christian Luiga	5/1/2025	3,750,000	(3)	—	6,227	602.26	1,437,693
Dustee Jenkins	5/1/2025	—		3,736	11,208	602.26	4,837,796
________________________
(1)All stock awards were issued under the Company’s Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A. and all option awards were issued under the Company’s Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A.
(2)Amounts of option awards reflect the grant-date Black-Scholes value of the stock options granted during 2025 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. Amounts of stock awards reflect the grant-date fair value of the RSUs granted, computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this report.
(3)Amount reflects the cash award granted to Mr. Luiga as part of our incentive mix program. 3/48ths of the cash award vested on the third calendar month following the date of grant, and 1/48th of the cash award granted vests on the first day of each calendar month thereafter, subject to continued employment.

Outstanding Equity Awards at 2025 Fiscal Year-End
The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025:

		Option Awards				Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)(2)	Market Value of Ordinary Shares That Have Not Vested ($)(3)
Daniel Ek	—	—	—	—	—	—	—
Alex Norström	3/1/2021	3,216	—	321.28	3/1/2026	—	—
	3/1/2022	26,501	6,116	151.25	3/1/2027	—	—
	3/1/2022	—	—	—	—	1,529	887,906
	3/1/2023	91,511	41,595	117.20	3/1/2028	—	—
	3/1/2023	—	—	—	—	13,865	8,051,544
	3/1/2024	31,102	39,988	263.75	3/1/2029	—	—
	3/1/2024	—	—	—	—	13,329	7,740,284
	5/1/2025	4,540	26,593	602.26	5/1/2030	—	—
	5/1/2025	—	—	—	—	8,864	5,147,413
Gustav Söderström	3/1/2021	1,816	—	321.28	3/1/2026	—	—
	3/1/2022	233,934	16,529	151.25	3/1/2027	—	—
	3/1/2023	161,021	83,191	117.20	3/1/2028	—	—
	3/1/2024	29,620	79,976	263.75	3/1/2029	—	—
	5/1/2025	4,540	26,593	602.26	5/1/2030	—	—
	5/1/2025	—	—	—	—	8,864	5,147,413
Christian Luiga	10/1/2024	2,914	7,075	375.40	10/1/2029	—	—
	5/1/2025	909	5,318	602.26	5/1/2030	—	—
Dustee Jenkins	9/1/2021	118	—	238.38	9/1/2026	—	—
	3/1/2022	2,066	1,033	151.25	3/1/2027	—	—
	3/1/2022	—	—	—	—	775	450,050
	3/1/2023	—	—	—	—	4,666	2,709,593
	3/1/2024	1,599	7,198	263.75	3/1/2029	—	—
	3/1/2024	—	—	—	—	7,198	4,179,951
	5/1/2025	1,635	9,573	602.26	5/1/2030	—	—
	5/1/2025	—	—	—	—	3,191	1,853,046
________________________
(1)Of each option grant, 3/48ths of the total number of options granted vested on the first day of the third calendar month following the date of grant, and 1/48th of the total number of options granted vests on the first day of each calendar month thereafter, subject to continued employment.
(2)Of each RSU grant, 3/48ths of such RSU grant vested on the first day of the third calendar month following the date of the grant and 1/48th of such RSU grant vests on the first day of each calendar month thereafter, subject to continued employment.
(3)Values were calculated based on a US$580.71 closing price of our ordinary shares, as reported on the New York Stock Exchange (the “NYSE”) on December 31, 2025.

2025 Option Exercises and Stock Vested
The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2025:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Ordinary Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(2)
Daniel Ek	—	—	—		—
Alex Norström	—	—	25,249	(3)	15,539,382
Gustav Söderström	52,031	19,953,251	1,514	(4)	972,898
Christian Luiga	—	—	—		—
Dustee Jenkins	4,058	1,686,049	10,958	(5)	6,750,219
________________________
(1)Represents the difference between the market value per share of the shares acquired on exercise, as determined based on the closing price of our ordinary shares as reported on the NYSE on the date of exercise, and the exercise price of the option.
(2)Value realized is calculated based on the closing price of our ordinary shares as reported on the NYSE on the date of vesting.
(3)Includes 12,386 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Norström related to the vesting of such RSUs.
(4)Includes 815 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Mr. Söderström related to the vesting of such RSUs.
(5)Includes 6,105 RSUs which the Company retained as part of a net share settlement to satisfy the applicable tax withholding liability of Ms. Jenkins related to the vesting of such RSUs.
Non-Employee Director Compensation
Similar to our executive compensation decisions, the people experience and compensation committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group (as described above in “—Engagement of Compensation Consultant”). Our non-employee directors are also eligible to participate in our incentive mix program, which is intended to provide our non-employee directors with maximum flexibility and individual autonomy, by allowing our non-employee directors to have the ability to choose their own composition of long-term incentive awards each year. For further information on our incentive mix program, please see “—Long-Term Incentives” above. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.
Each year, our people experience and compensation committee reviews and, if needed, recommends updates regarding non-employee director compensation to our board of directors. In addition, the compensation for our board of directors is subject to shareholder approval.

In 2025, each of our non-employee directors participated in the incentive mix program. None of our non-employee directors are party to a service contract with us that provides for any benefits upon termination of service. The following table shows the dollar amount of incentive compensation allocated to each non-employee director, as well as the allocations chosen by each such individual:

Name	Aggregate Long-Term Incentive Award Dollar Value ($)	2025 At-the-Money Stock Option Allocation	2025 Out-of-the-Money Stock Option Allocation	2025 RSU Allocation	2025 Cash Allocation ($)
Martin Lorentzon	340,000	1,518	—	—	—
Christopher Marshall	340,000	—	—	506	—
Barry McCarthy	340,000	1,518	—	—	—
Shishir Mehrotra	340,000	—	3,036	—	—
Heidi O’Neill	340,000	—	759	379	—
Ted Sarandos	340,000	1,518	—	—	—
Thomas Staggs	370,000	1,652	—	—	—
Mona Sutphen	340,000	1,138	—	—	85,000
Padmasree Warrior	340,000	379	—	379	—
2025 Director Compensation
The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2025:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Stock Options ($)(3)	Total ($)
Martin Lorentzon	—	—	396,392	396,392
Christopher Marshall	—	340,032	—	340,032
Barry McCarthy	—	—	396,392	396,392
Shishir Mehrotra	—	—	642,406	642,406
Heidi O’Neill	—	254,688	160,584	415,272
Ted Sarandos	—	—	396,392	396,392
Thomas Staggs	—	—	431,437	431,437
Mona Sutphen	85,000	—	297,151	382,151
Padmasree Warrior	—	254,688	98,944	353,632
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
(3)Amounts reflect the aggregate grant-date Black-Scholes value of the stock options granted during 2025 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made in “Operating and Financial Review and Prospects” and in Note 17 of the consolidated financial statements included elsewhere in this report.

The following table shows the aggregate numbers of stock awards and stock options held as of December 31, 2025 by each non-employee director who was serving as of December 31, 2025:

Name	Restricted Stock Units Outstanding at Fiscal Year End	Stock Options Outstanding at Fiscal Year End
Martin Lorentzon	—	50,030
Christopher Marshall	1,595	22,660
Barry McCarthy	—	29,087
Shishir Mehrotra	479	41,575
Heidi O’Neill	3,049	759
Ted Sarandos	—	29,087
Thomas Staggs	—	37,750
Mona Sutphen	1,104	10,628
Padmasree Warrior	755	6,477

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
The following table sets forth, as of December 31, 2025 (except where noted), the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner of more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of December 31, 2025, the registrar and transfer agent for our Company reported that 177,613,882 of our ordinary shares were held by 443 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States. Our beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options and RSUs that are exercisable or settled within 60 days of December 31, 2025. Ordinary shares issuable pursuant to options and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options and RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 205,832,527 total ordinary shares and 309,932,980 total beneficiary certificates outstanding as of December 31, 2025.

	Ordinary Shares		Beneficiary Certificates(4)		Percent of Total Voting Power
Name	Number	Percent	Number	Percent
Daniel Ek(1)(5)	28,625,267	13.9%	119,932,980	38.7%	28.8%
Martin Lorentzon(2)	19,050,367	9.3%	190,000,000	61.3%	40.5%
Tencent(3)	16,631,969	8.1%	—	—	—	(5)
________________________
(1)Includes 11,993,298 ordinary shares that are held by D.G.E. Investments. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding and D.G.E. Investments is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.

(2)Includes 19,000,000 ordinary shares held by Rosello. Also includes 43,984 ordinary shares issuable pursuant to options that are held of record by Mr. Lorentzon that are exercisable within 60 days of December 31, 2025. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)Includes 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, 3,227,920 ordinary shares held of record by Tencent Mobility Limited, and 51,609 ordinary shares held by Distribution Pool Limited received in connection with a distribution in kind of the Company’s ordinary shares by a fund in which an affiliate of Distribution Pool Limited is a limited partner. Tencent is also the majority equity holder of TME, which is the sole shareholder of TME Hong Kong. Each of Image Frame, Tencent Mobility Limited, and Distribution Pool Limited is wholly owned by Tencent Holdings Limited ("Tencent"). As such, Tencent may be deemed to share beneficial ownership of the ordinary shares held of record by each of TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited. The address for Tencent is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(4)Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 309,932,980 beneficiary certificates outstanding as of December 31, 2025. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Item 10.B. Memorandum and Articles of Association.”
(5)Mr. Ek exercises voting power over the ordinary shares held of record by TME Hong Kong, Image Frame, Tencent Mobility Limited, and Distribution Pool Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.
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
Dividend Policy
We have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. There are no legislative or other legal provisions currently in force in Luxembourg or arising under our articles of association that restrict the payment of dividends or distributions to holders of our ordinary shares not resident in Luxembourg, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions. We currently intend to retain any future earnings for working capital, general corporate purposes, and opportunistic share repurchases. Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors, except in certain limited circumstances. Pursuant to our articles of association, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law. All of our ordinary shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with our articles of association or applicable law. Holders of beneficiary certificates are not entitled to receive any dividend payments with respect to such beneficiary certificates.
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
The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 17.12% in 2025 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the Company is located (6.75% in the City of Luxembourg in 2025). The maximum aggregate CIT and MBT rate consequently amounts to 23.87% in 2025 for companies located in the City of Luxembourg.
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
A minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. From 2025 onwards, the MNWT is determined solely on the basis of the company’s total balance sheet and amounts to €4,815 for a company having a total balance sheet exceeding €2 million.
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
U.S. Federal Income Tax Considerations
The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt or governmental organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders that are resident in or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States to which the income from our ordinary shares is attributable, holders deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code, persons subject to special tax accounting as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, or holders that actually or constructively own 10% or more of the total voting power or value of our ordinary shares.
This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of owning and disposing of our ordinary shares, and there can be no assurance that the IRS or the courts will agree with the discussion set out below. This summary does not address any tax consequences other than U.S. federal income tax consequences (such as any estate or gift tax, the Medicare tax on net investment income, or any state, local, or non-U.S. tax consequences).

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
If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership that holds our ordinary shares should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ordinary shares.
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
Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. Dividends paid on our ordinary shares generally will constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. Certain U.S. Treasury regulations further restrict the availability of foreign tax credits. However, a recent notice from the IRS indicates that the U.S. Treasury Department and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations until a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends paid to a non-corporate holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.
Disposition of Our Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held our ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in our ordinary shares generally will equal the cost of such ordinary shares.
If the consideration received upon the sale or other taxable disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the disposition. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the disposition date and the settlement date, and such exchange gain or loss generally will constitute U.S. source ordinary income or loss.
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets, and cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on our historic and expected operations, composition of assets and market capitalization, we do not expect to be classified as a PFIC for the taxable year ended December 31, 2025. However, the determination of whether we are a PFIC is made annually. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we will not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ordinary shares.
Information Reporting and Backup Withholding
Dividend payments and proceeds paid from the sale or other taxable disposition of our ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes any other required certification or otherwise complies with the applicable requirements of the backup withholding rules. U.S. Holders who are required to establish their exempt status may be required to provide such certification on an IRS Form W-9. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain U.S. Holders are required to report information relating to their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements.
FATCA
Provisions under Sections 1471 through 1474 of the Internal Revenue Code and applicable U.S. Treasury regulations commonly referred to as “FATCA” may, in the future, impose 30% withholding on certain “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Luxembourg, implemented by the Luxembourg law dated July 24, 2015 and amended on June 18, 2020, which modifies the FATCA withholding regime described above. Under the regulations, any withholding on foreign passthru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these regulations are not final, taxpayers generally may rely on them until final regulations are issued. U.S. Holders should consult their tax advisors regarding the potential impact of FATCA, the Luxembourg IGA and any non-U.S. legislation implementing FATCA on the investment in our ordinary shares.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
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
Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, slower growth or recession, inflation, changes in interest rates, changes in trade and tax policies, geopolitical conflicts, and related market uncertainty, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long term investments. Refer to Part I. “Item 3.D. Risk Factors” in this document for further discussion.
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

The table below shows the immediate impact on income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2025. The impact on income before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2025	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
Decrease in income before tax	(14)	(26)	(31)
Translation exposure sensitivity
The impact on our equity would be approximately €276 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2025.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Our exposure to interest rate risk is related to our interest-bearing assets, including our cash and cash equivalents and our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point decrease or increase in interest rates would have resulted in a change in interest income earned on our cash and cash equivalents and short term investments of €85 million for the year ended December 31, 2025.
Share price risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes and accrual for social costs on outstanding share-based compensation awards.
A 10% decrease or increase in the Company’s ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,408 million to €1,520 million at December 31, 2025.
A 10% decrease or increase in the Company’s ordinary share price would have resulted in a change of €29 million or €30 million, respectively, in the accrual for social costs on outstanding share-based compensation awards at December 31, 2025.
Investment risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME’s share price would have resulted in the fair value of the Group’s long term investment in TME ranging from €1,900 million to €2,322 million at December 31, 2025.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Co-Chief Executive Officers and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.
B. Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young AB, an independent registered public accounting firm, as stated in their report that is included herein.
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
D. Changes in internal control over financial reporting
There were no changes to our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Thomas Staggs is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of our directors, officers, employees, consultants, and others working on our behalf, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. The Spotify Code of Conduct and Ethics is available on our website at investors.spotify.com. We did not grant any waivers to the Spotify Code of Conduct and Ethics during the year ended December 31, 2025.
Item 16C. Principal Accountant Fees and Services
Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2025 and 2024, respectively. The following table summarizes the charge for professional fees rendered in those periods:

	2025	2024
	(in € thousands)
Audit fees	9,071	7,823
Audit-related fees	253	287
Tax fees	—	—
All other fees	—	—
Total	9,324	8,110
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
All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2025 and 2024 were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Share repurchase activity during the year ended December 31, 2025 was as follows:

2025	Total Number of Shares Purchased		Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs(3)
January	500,000	(4)	€—	—	€762,495,883
February	—		€—	—	€762,495,883
March	—		€—	—	€762,495,883
April	500,000	(4)	€—	—	€762,495,883
May	—		€—	—	€762,495,883
June	—		€—	—	€762,495,883
July	500,000	(4)	€—	—	€1,613,922,023
August	16,040		€557.03	16,040	€1,605,109,157
September	96,090		€591.52	96,090	€1,548,376,970
October	494,594		€579.51	494,594	€1,264,528,658
November	661,499	(4)	€535.85	161,499	€1,179,383,779
December	—		€—	—	€1,179,383,779
Total	2,768,223		€571.36	768,223	€1,179,383,779
(1)Represents the average price paid per share for open market repurchases. Repurchases of shares from the Company’s Netherlands subsidiary at par value are not included in this calculation.
(2)On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to US$1.0 billion of the Company’s ordinary shares. On July 29, 2025, the Company announced that the board of directors had approved an increase in the Company’s share repurchase program by an additional US$1.0 billion. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The authorization to repurchase will expire on April 21, 2026 unless renewed by decision of a general meeting of shareholders of the Company. As of December 31, 2025, the Company repurchased 1,237,497 shares for €530 million under this program.
(3)The maximum value of shares that may yet be purchased under our share repurchase program is translated into Euro from U.S. Dollars at the exchange rate as published by Reuters on December 31, 2025.
(4)During 2025, the Company issued 2,000,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those ordinary shares on the same date at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans. See Note 16 to our consolidated financial statements included in this report for additional details.
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
We and certain of our third-party service providers have been subject to cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, scraping, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to continue to experience cyberattacks and security incidents in the future. See “Item 3.D. Risk Factors—Risks Related to Our Operations—Failure to maintain the integrity of our technology infrastructure and systems or the security of confidential information could result in civil liability, statutory fines, regulatory enforcement, and the loss of confidence in us by our users, advertisers, content providers, and other business partners, all of which could harm our business” and “—Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could harm our business.”
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

2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.1 to Spotify Technology S.A.’s Annual Report on Form 20-F filed on February 5, 2021, File No. 001-38438, and incorporated herein by reference).

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

4.3	Terms and Conditions Governing Employee Stock Options 2026/2031 in Spotify Technology S.A., effective April 1, 2026.

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

4.7	Terms and Conditions Governing Employee Restricted Stock Units 2026/2031 in Spotify Technology S.A., effective April 1, 2026.

4.8	Amended and Restated Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A., effective April 1, 2026.

4.9
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

4.11	Amended and Restated Terms and Conditions Governing Director Restricted Stock Units 2022/2026 in Spotify Technology S.A., effective April 1, 2026.

4.12	Amended and Restated Terms and Conditions Governing Director Restricted Stock Units 2021/2026 in Spotify Technology S.A., effective April 1, 2026.

4.13	Terms and Conditions Governing Consultant Stock Options 2026/2031 in Spotify Technology S.A., effective April 1, 2026.

4.14
Terms and Conditions Governing Consultant Stock Options 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.3 to Spotify Technology S.A.’s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.15	Terms and Conditions Governing Consultant Restricted Stock Units 2026/2031 in Spotify Technology S.A., effective April 1, 2026.

4.16
Terms and Conditions Governing Consultant Restricted Stock Units 2022/2026 in Spotify Technology S.A., dated April 20, 2022 (filed as Exhibit 99.4 to Spotify Technology S.A.’s Form S-8 filed on April 27, 2022, File No. 333-264508, and incorporated herein by reference).

4.17	Terms and Conditions Governing Employee Retention Compensation Program 2026/2031 in Spotify Technology S.A., April 1, 2026.

4.18	Terms and Conditions Governing Employee Retention Compensation Program 2021/2026 in Spotify Technology S.A., effective April 1, 2021.

4.19	Terms and Conditions Governing Director Retention Compensation Program 2022/2026 in Spotify Technology S.A., effective April 20, 2022.

8.1	List of Subsidiaries.

11.1	Spotify Technology S.A. Insider Trading Policy.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer.

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification of Co-Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

13.2*	Certification of Co-Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

13.3*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

15.1	Consent of Ernst & Young AB.

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

Date: February 10, 2026
***

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Spotify Technology S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Spotify Technology S.A. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 10, 2026 expressed an unqualified opinion thereon.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to determine music royalty costs. For example, we tested controls specific to the calculation of royalties, review of variables used in the calculation, and controls relevant to user access, change management and system interfaces.

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
February 10, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Spotify Technology S.A.

Opinion on Internal Control Over Financial Reporting
We have audited Spotify Technology S.A.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Spotify Technology S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 10, 2026 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young AB
Stockholm, Sweden
February 10, 2026

Consolidated statement of operations
for the year ended December 31
(in € millions, except share and per share data)

	Note	2025	2024	2023
Revenue	4	17,186	15,673	13,247
Cost of revenue		11,690	10,949	9,850
Gross profit		5,496	4,724	3,397
Research and development		1,393	1,486	1,725
Sales and marketing		1,426	1,392	1,533
General and administrative		479	481	585
		3,298	3,359	3,843
Operating income/(loss)		2,198	1,365	(446)
Finance income	7	292	328	161
Finance costs	7	(266)	(352)	(220)
Finance income/(costs) - net		26	(24)	(59)
Income/(loss) before tax		2,224	1,341	(505)
Income tax expense	8	12	203	27
Net income/(loss) attributable to owners of the parent		2,212	1,138	(532)
Earnings/(loss) per share attributable to owners of the parent
Basic	9	10.77	5.67	(2.73)
Diluted	9	10.51	5.50	(2.73)
Weighted-average ordinary shares outstanding
Basic	9	205,412,951	200,622,518	194,732,304
Diluted	9	210,509,173	206,990,369	194,732,304
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income/(loss)
for the year ended December 31
(in € millions)

	Note	2025	2024	2023
Net income/(loss) attributable to owners of the parent		2,212	1,138	(532)
Other comprehensive income
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Net gains/(losses) on short term investments	16, 22	8	(3)	14
Net gains/(losses) on cash flow hedging instruments	16, 22	3	(2)	(13)
Change in foreign currency translation adjustment	16	(219)	87	(37)
Items not to be subsequently reclassified to consolidated statement of operations (net of tax):
Net gains in the fair value of long term investments held at period-end	16, 22	443	329	60
Change in fair value of Exchangeable Notes attributable to changes in credit risk	18, 22	—	(6)	(10)
Other comprehensive income for the year (net of tax)		235	405	14
Total comprehensive income/(loss) for the year attributable to owners of the parent		2,447	1,543	(518)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position
As at December 31
(in € millions)

	Note	2025	2024
Assets
Non-current assets
Lease right-of-use assets	10	234	226
Property and equipment	11	188	188
Goodwill	12	1,083	1,201
Intangible assets	12	41	48
Long term investments	22	2,181	1,635
Restricted cash and other non-current assets	13	61	68
Finance lease receivables	10	69	74
Deferred tax assets	8	662	186
		4,519	3,626
Current assets
Trade and other receivables	14	802	771
Income tax receivable	8	116	28
Short term investments	22	4,209	2,667
Cash and cash equivalents	22	5,258	4,781
Other current assets	15	111	132
		10,496	8,379
Total assets		15,015	12,005
Equity and liabilities
Equity
Share capital	16	—	—
Other paid in capital	16	6,496	6,124
Treasury shares	16	(701)	(262)
Other reserves	16	3,366	2,707
Accumulated deficit		(832)	(3,044)
Equity attributable to owners of the parent		8,329	5,525
Non-current liabilities
Exchangeable Notes	18, 22	—	1,539
Lease liabilities	10	433	462
Accrued expenses and other liabilities	20	2	5
Provisions	21	3	3
Deferred tax liabilities	8	163	21
		601	2,030
Current liabilities
Trade and other payables	19	1,194	1,342
Income tax payable	8	72	33
Deferred revenue	4	711	683
Accrued expenses and other liabilities	20	2,589	2,347
Exchangeable Notes	18, 22	1,458	—
Provisions	21	51	25
Derivative liabilities	22	10	20
		6,085	4,450
Total liabilities		6,686	6,480
Total equity and liabilities		15,015	12,005
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(in € millions, except share data)

	Note	Number of ordinary shares outstanding	Share capital	Treasury shares	Other paid in capital	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2023		193,293,269	—	(262)	4,789	1,521	(3,647)	2,401
Loss for the year		—	—	—	—	—	(532)	(532)
Other comprehensive income		—	—	—	—	14	—	14
Reclassification of loss on sale of long term investments, net of tax	16	—	—	—	—	3	(3)	—
Issuance of ordinary shares	25	4,484,819	—	—	—	—	—	—
Repurchases of ordinary shares	16	(4,450,000)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	16	3,815,301	—	—	366	—	—	366
Restricted stock units withheld for employee taxes		—	—	—	—	(71)	—	(71)
Share-based compensation	17	—	—	—	—	322	—	322
Income tax impact associated with share-based compensation	8	—	—	—	—	23	—	23
Balance at December 31, 2023		197,143,389	—	(262)	5,155	1,812	(4,182)	2,523
Income for the year		—	—	—	—	—	1,138	1,138
Other comprehensive income		—	—	—	—	405	—	405
Issuance of ordinary shares	25	6,012,612	—	—	—	—	—	—
Repurchases of ordinary shares	16	(6,000,000)	—	—	—	—	—	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	16	6,569,517	—	—	933	—	—	933
Issuance of ordinary shares upon net settlement of warrants	22	118,891	—	—	36	—	—	36
Restricted stock units withheld for employee taxes		—	—	—	—	(137)	—	(137)
Share-based compensation	17	—	—	—	—	268	—	268
Income tax impact associated with share-based compensation	8	—	—	—	—	359	—	359
Balance at December 31, 2024		203,844,409	—	(262)	6,124	2,707	(3,044)	5,525
Income for the year		—	—	—	—	—	2,212	2,212
Other comprehensive income		—	—	—	—	235	—	235
Issuance of ordinary shares	25	2,010,082	—	—	—	—	—	—
Repurchases of ordinary shares	16	(2,768,223)	—	(439)	—		—	(439)
Issuance of shares upon exercise of stock options and restricted stock units	16	2,746,259	—	—	372	—	—	372
Restricted stock units withheld for employee taxes		—	—	—	—	(241)	—	(241)
Share-based compensation	17	—	—	—	—	248	—	248
Income tax impact associated with share-based compensation	8	—	—	—	—	417	—	417
Balance at December 31, 2025		205,832,527	—	(701)	6,496	3,366	(832)	8,329
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
for the year ended December 31
(in € millions)

	Note	2025	2024	2023
Operating activities
Net income/(loss)		2,212	1,138	(532)
Adjustments to reconcile net income/(loss) to net cash flows
Depreciation of property and equipment and lease right-of-use assets	10, 11	79	85	110
Amortization of intangible assets	12	23	36	48
Impairment charges on real estate assets	10, 11	8	43	123
Write-off of content assets	15	—	—	29
Share-based compensation expense	17	247	267	321
Finance income	7	(292)	(328)	(161)
Finance costs	7	266	352	220
Income tax expense	8	12	203	27
Other		10	2	1
Changes in working capital:
(Increase)/decrease in trade receivables and other assets		(115)	145	(145)
Increase in trade and other liabilities		281	183	501
Increase in deferred revenue		60	45	113
Increase/(decrease) in provisions		22	3	(5)
Interest paid		(36)	(36)	(38)
Interest received		242	216	111
Income tax paid		(86)	(53)	(43)
Net cash flows from operating activities		2,933	2,301	680
Investing activities
Business combinations, net of cash acquired		(9)	—	—
Payment of deferred consideration pertaining to business combinations		(9)	(10)	(7)
Purchases of property and equipment	11	(61)	(17)	(6)
Purchases of short term investments	22	(19,271)	(7,275)	(1,590)
Sales and maturities of short term investments	22	17,545	5,804	1,379
Change in restricted cash	13	2	1	4
Dividends received	7	23	19	—
Other		(5)	(8)	3
Net cash flows used in investing activities		(1,785)	(1,486)	(217)
Financing activities
Payments of lease liabilities	10	(73)	(69)	(66)
Lease incentives received	10	—	—	2
Repurchases of ordinary shares	16	(439)	—	—
Proceeds from exercise of stock options	17	372	933	366
Payments for employee taxes withheld from restricted stock unit releases	17	(241)	(135)	(68)
Net cash flows (used in)/from financing activities		(381)	729	234
Net increase in cash and cash equivalents		767	1,544	697
Cash and cash equivalents at January 1	22	4,781	3,114	2,483
Net foreign exchange (losses)/gains on cash and cash equivalents		(290)	123	(66)
Cash and cash equivalents at December 31	22	5,258	4,781	3,114
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Recognition of lease right-of-use asset in exchange for lease liabilities	10	85	25	22
Real estate assets disposed of in exchange for finance lease receivables	10, 11	9	62	—
Issuance of ordinary shares upon net settlement of warrants	22	—	36	—
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2025 consolidated financial statements
1.    Corporate information
Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 33 Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the “Group,” “we,” “us,” or “our”) is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts, including video in certain markets. The Premium Service offers a music listening experience without commercial breaks. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to a catalog of audiobooks, with optional add-ons for additional audiobook listening hours. In select markets, Premium users can watch eligible video podcasts without interruptions from dynamically inserted advertisements. The Group’s ad-supported service (“Ad-Supported Service” and together with the Premium Service and other subscription offerings, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online and offline access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
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
Certain prior period balances have been reclassified to conform to current period presentation.
(b)Basis of consolidation
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
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
(d)Revenue recognition
Premium revenue
The Group generates revenue through the sale of subscriptions to the Premium Service and other subscription offerings (together with the Premium Service, “Subscription Offerings”). As part of our Subscription Offerings, we offer a Basic plan to eligible users in select markets that provides certain benefits of the Premium Service but does not include features such as the monthly audiobook listening time, as well as an Audiobook Access Tier in the U.S. that provides specified hours of audiobook access a month without all of the benefits of the Premium Service. Revenue from our Premium segment is a function of the price of our Subscription Offerings and the number of subscribers to our Subscription Offerings (“Premium Subscribers”). The Subscription Offerings are primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Typically, the Subscription Offerings are paid for on a monthly basis in advance. The Group satisfies its performance obligation to provide Premium streaming services, and revenue from these services is recognized, on a straight-line basis over the subscription period.
Sometimes the Group bundles our services with other services. Additionally, in certain markets the specified monthly allocation of audiobook access within the Premium Service is considered to be a separate performance obligation to the customer. In arrangements where the Group has multiple performance obligations to the customer, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers; but where stand-alone selling prices are not directly observable, estimation techniques are used which may include competitor pricing and other observable inputs. In the markets where the Group offers audiobook listening time as part of the Premium subscription, the Group satisfies its performance obligation to provide a monthly entitlement to specified hours of audiobook content as these hours are consumed and recognize revenue over time using an output method based on the proportion of hours consumed. Additionally, the Group estimates how many hours of audiobook content will not be used by eligible Premium Subscribers and recognizes the revenue attributable to the unexercised rights in proportion to the pattern of audiobook consumption. For other bundles, revenue is recognized either on a straight-line basis over the subscription period or at a point in time when control of the service or product is transferred to the customer.
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
Ad-Supported revenue
The Group’s advertising revenue is generated primarily from the sale of display, audio, and video advertising delivered through advertising impressions. The Group enters into arrangements with advertising agencies that purchase advertising on behalf of their clients and the Group also enters into arrangements directly with some large advertisers. These direct advertising arrangements are typically sold on a cost-per-thousand impressions (“CPM”) basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue is recognized based on the number of impressions delivered.

Additionally, the Group generates Ad-Supported revenue through automated sales channels, including both internal and external advertising automated exchanges, our self-serve platform, and advertising marketplace programs to distribute advertising inventory for purchase on a biddable auction or fixed CPM basis. These arrangements are evidenced through submission of order placements through the platform and online acceptance of terms and conditions. These order placements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue is recognized when impressions are delivered on the platform.
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
Cost of revenue includes amortization of podcast content assets, which is recorded over the shorter of the estimated useful economic life, or the license period (if relevant), and begins at the release of each episode. In most cases, amortization is on an accelerated basis. Certain fixed fees to access content are recorded on a straight-line basis over the applicable license period. The Group makes payments to podcast publishers, whose content we monetize through advertising sales. The amounts owed are most often a share of revenues and recognized in cost of revenue when the related revenue is recognized. Additionally, cost of revenue includes payments for certain video content. Amounts are recognized based on a number of factors including qualifying consumption time attributable to eligible video episodes and financial participations in excess of minimum guarantees.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
(h)Research and development expenses
Research and development expenses primarily comprise costs incurred for development of products related to the Group’s platform and service, as well as new and existing advertising products and improvements to the Group’s mobile and desktop applications and streaming services. The costs incurred include related employee compensation and benefits costs, consulting costs, cloud and IT related costs, and facility costs.
(i)Sales and marketing expenses
Sales and marketing expenses primarily comprise employee compensation and benefits, sponsorships, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, the cost of working with content creators and rights holders to promote the availability of new releases on the Group’s platform, and the costs of providing free trials. The costs of providing free trials are typically per user royalty fees, determined in accordance with the rights holder agreements.
(j)General and administrative expenses
General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, and other costs including consulting fees, facility and equipment costs, directors’ and officers’ liability insurance, and director fees.
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
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and 11 years.

Short-term leases and lease of low-value assets
The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, including certain IT Equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a Lessor
The Group has entered into agreements to sublease portions of its leased offices. As an intermediate lessor, the Group accounts for sublease arrangements separately from the related head lease agreements. Subleases are classified as either finance or operating leases by reference to the right-of-use asset arising from the head lease. Where the lease transfers substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease; all other leases are classified as operating leases. Amounts due from lessees under finance subleases are initially recognized at the present values of the lease payments receivable, discounted at the interest rate implicit in the lease. Upon commencement of a finance lease, any difference between the carrying amount of the derecognized right-of-use asset and the lease receivable is recognized as a gain or loss in the statement of operations. For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.
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
(n)Intangible assets
Acquired intangible assets other than goodwill comprise acquired developed technology, trade names, customer relationships, publisher relationships, and patents or licenses thereof, acquired either through business combinations or through direct purchase or licensing arrangements. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition, while intangible assets acquired through direct purchase or licensing arrangements are recognized at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.
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

Intangible assets with finite lives are typically amortized on a straight-line basis over their estimated useful lives, typically 3 to 5 years for technology, 3 to 8 years for trade names and trademarks, 3 to 10 years for customer and publisher relationships, or the shorter of the license period or useful life for intangible assets acquired through licensing arrangements. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of operations in the expense category consistent with the function of the intangible assets.
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
Short term investments primarily comprise debt instruments carried at fair value through other comprehensive income. The securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions (therefore, not recognized at amortized cost). These meet the hold to collect and sell business model and generally pass the solely payments of principal and interest contractual cash flows tests under IFRS 9 Financial Instruments. Short term investments in money market funds and fixed income funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in the consolidated statement of operations. Short term investments are classified as current assets.

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
The Group uses the simplified approach for measuring impairment for its trade receivables, as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers, and finance lease receivables, due to the irrevocable election made under IFRS 9 Financial Instruments. Therefore, the Group does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and is the amount required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. For trade receivables, the Group has established a provision matrix based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. For finance lease receivables, expected credit losses are estimated by considering sublessee credit quality, contractual lease terms, expected prepayments, and the nature and sufficiency of collateral held. In both cases, the carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of operations.

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
Amortization of podcast content assets is recorded in cost of revenue over the shorter of the estimated useful economic life or the license period (if relevant), and begins at the release of each episode. The economic life and expected amortization profile of podcast content assets is estimated by management based on historical listening patterns and is evaluated on an ongoing basis. The Group’s podcast content assets are generally expected to be consumed in less than three years, and typically, on an accelerated basis, as we expect more upfront listening in most cases. Certain fixed fees to access content are recorded on a straight-line basis over the applicable license period. All podcast content costs were recorded in the Ad-Supported segment prior to 2025. Beginning in 2025, as part of the Spotify Partner Program initiative, an enhanced video podcast experience was launched for subscribers to our Premium Service. Podcast content costs attributable to this new experience for subscribers to our Premium Service are recorded in the Premium segment.
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

(t)Short term investments
The Group invests in a variety of instruments, such as money market funds, corporate debt securities, collateralized reverse purchase agreements, fixed income funds, and government and agency debt securities. Part of these investments is held in short duration, fixed income portfolios. The average duration of these instruments is less than 2.25 years. All investments are governed by an investment policy and are held in highly rated counterparties. Separate credit limits are assigned to each counterparty in order to minimize risk concentration.
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
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee share-based compensation. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based compensation transaction or are otherwise beneficial to the grantee as measured at the date of modification. There were no material modifications to any share-based compensation transactions during 2025, 2024, and 2023.
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation. Social costs in connection with granted options and restricted stock units are accrued over the vesting period, based on the intrinsic value of the award that has been earned at the end of each reporting period. The amount of the liability reflects the systematic recognition of the award over the vesting period and the impact of expected forfeitures. The social cost rate at which the accrual is made generally follows the tax domicile within which other compensation charges for a grantee are recognized.
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
New and amended standards and interpretations adopted by the Group
There are no new IFRS or IFRS Interpretation Committee (“IFRIC”) interpretations effective during the year ended December 31, 2025 that have a material impact to the consolidated financial statements.
New standards and interpretations issued not yet effective
Presentation and Disclosure in Financial Statements - IFRS 18
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this new standard.
Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date,” which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group does not expect these amendments to have a material impact to the financial statements.
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
(iii)Deferred taxes - The Group has recognized deferred tax assets for tax loss carry-forwards, tax credits and deductible temporary differences. The Group also has unrecognized deferred tax assets. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 8.
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
(vi)Content - Accrued fees to rights holders are set out in Note 20. The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. The determination of royalty accruals requires complex IT systems and a significant volume of data. In addition, determination of royalties payable requires significant judgments, assumptions, and estimates of the amounts to be paid. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. See Note 2. From time to time the amount we owe is subject to legal challenge, for more detail see Note 21 and Note 24.
(vii)Provisions - Management makes significant assumptions and estimates when determining the amounts to record for provision for legal contingencies. See Note 21.
(viii)Exchangeable Notes - the fair value of the Group’s Exchangeable Notes is estimated using valuation techniques and inputs based on management’s judgment and conditions that exist at each reporting date. See Note 22.
4.    Revenue recognition
Revenue from contracts with customers
(i)Disaggregated revenue
The Group discloses revenue by reportable segment and geographic area in Note 23.
(ii)Performance obligations
The Group discloses its policies for how it identifies, satisfies, and recognizes its performance obligations associated with its contracts with customers in Note 2.

(iii)Contract liabilities
The Group’s contract liabilities from contracts with customers consist primarily of deferred revenue. Deferred revenue is mainly comprised of subscription fees collected for services not yet performed, and therefore, the revenue has not been recognized. Revenue is recognized as the services are performed. As of December 31, 2025 and 2024, the Group had deferred revenue of €711 million and €683 million, respectively. The increase in deferred revenue in 2025 is primarily a result of an increase in the number of Premium Subscribers as well as price increases. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period of up to a year. The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 given the Group’s contracts have an original expected duration of one year or less.
Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2025, 2024, and 2023 is €665 million, €606 million, and €504 million, respectively.
5.    Personnel expenses

	2025	2024	2023
	(in € millions, except employee data)
Wages and salaries	1,202	1,187	1,558
Social costs and payroll taxes	311	444	254
Contributions to retirement plans	53	52	55
Share-based compensation	248	267	321
Other employee benefits	110	138	157
Total	1,924	2,088	2,345
Average full-time employees	7,287	7,691	9,123
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

Year ended December 31, 2023

Cost of revenue	15
Research and development	119
Sales and marketing	44
General and administrative	34
Total	212
There were no similar material reorganization events during the years ended December 31, 2025 and 2024.
6.    Auditor remuneration

	2025	2024	2023
	(in € millions)
Auditor fees	9	8	8

7.    Finance income and costs

	2025	2024	2023
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 22)	—	—	5
Interest income	237	217	131
Interest income on finance lease receivables (Note 10)	8	6	—
Dividend income from investments held at period-end	23	19	—
Other finance income	24	19	11
Foreign exchange gains	—	67	14
Total	292	328	161
Finance costs
Fair value movements on derivative liabilities (Note 22)	—	(33)	(7)
Fair value movements on Exchangeable Notes (Note 22)	(123)	(239)	(98)
Interest expense on lease liabilities	(31)	(36)	(38)
Other finance costs	(12)	(7)	(11)
Foreign exchange losses	(100)	(37)	(66)
Total	(266)	(352)	(220)
8.    Income tax
An analysis of the Group’s income tax expense for periods presented is set out below:

	2025	2024	2023
	(in € millions)
Current tax expense
Current year	185	237	61
Changes in estimates in respect to prior years	29	8	(9)
	214	245	52
Deferred tax benefit
Temporary differences	368	38	(115)
Change in recognition of deferred tax	(510)	(88)	92
Change in tax rates	(1)	(1)	(1)
Changes in estimates in respect to prior years	(2)	2	(1)
Benefit of tax credits	(41)	—	—
Other	(16)	7	—
	(202)	(42)	(25)
Income tax expense	12	203	27
For the years ended December 31, 2025, 2024, and 2023, the Group recorded an income tax expense of €117 million, €83 million, and €13 million, respectively, in other comprehensive income.
In 2025, the Group recognized current income tax expense of €35 million related to accruals of uncertain tax positions and has cumulatively recorded liabilities of €62 million for uncertain tax positions at December 31, 2025, none of which are reasonably expected to be resolved within 12 months. Interest and penalties included in income tax expense were not material in any of the periods presented.

A reconciliation between the income tax expense for the year and the theoretical tax expense that would arise from applying the applicable statutory tax rate in Luxembourg to consolidated income/(loss) before tax is shown in the table below. The Luxembourg statutory tax rate was 23.87% for the year ended December 31, 2025, and 24.94% for each of the years ended December 31 2024 and 2023.

	2025	2024	2023
	(in € millions)
Income/(loss) before tax	2,224	1,341	(505)
Tax using the Luxembourg tax rate	531	335	(126)
Effect of tax rates in foreign jurisdictions	(25)	(37)	1
Permanent differences	42	61	69
Tax credits	(41)	—	—
Uncertain tax positions	35	19	—
Change in deferred tax recognition	(510)	(173)	92
Adjustments in respect of previous years	(6)	(9)	(10)
Other	(14)	7	1
Income tax expense	12	203	27
The Group will be subject to tax in future periods as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.
The major components of deferred tax assets and liabilities are comprised of the following:

	2025	2024
	(in € millions)
Trade and other receivables	11	3
Intangible assets	3	(63)
Share-based compensation	365	148
Tax losses carried forward	157	191
Property and equipment	33	34
Unrealized gains	(281)	(173)
Lease right-of-use asset	(72)	(67)
Lease liability	117	86
Accrued expenses and other liabilities	25	3
Capitalized research and development costs	13	—
Research and development credits	127	2
Other	1	1
Net deferred tax assets	499	165
The increase in deferred tax assets is primarily attributable to the recognition of deferred tax assets in the United States based on management’s assessment that it is probable these assets will be realized against future taxable profits. This increase was partially offset by a reduction in deferred tax assets related to the utilization of net operating loss carry-forwards in Sweden during the year, as well as movements in deferred tax liabilities related to unrealized gains.
A reconciliation of net deferred tax is shown in the table below:

	2025	2024	2023
	(in € millions)
At January 1	165	20	3
Movement recognized in consolidated statement of operations	203	42	25
Movement recognized in consolidated statement of changes in equity and other comprehensive income	133	103	(8)
Movement due to acquisition	(2)	—	—
At December 31	499	165	20

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to consolidated statement of financial position	2025	2024
	(in € millions)
Deferred tax assets	662	186
Deferred tax liabilities	163	21
Deferred tax assets have not been recognized in respect of the following items, because it is not probable that sufficient future taxable profit will be available against which entities within the Group can realize the benefits.

	2025	2024
	(in € millions)
Intangible assets	—	72
Share-based compensation	—	261
Tax losses carried forward	40	55
Tax credits carried forward	—	92
Capitalized research & development costs	—	279
Lease liability	—	41
Other	1	18
Total	41	818
At December 31, 2025, no deferred tax liability had been recognized on investments in subsidiaries because the Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries. There are no distributions planned in the foreseeable future. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.
Tax losses and credit carry-forwards as at December 31, 2025 were expected to expire as follows:

Expected expiry	2026 - 2035	2036 - 2045	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	92	424	647	1,163
Research and development credit carry-forward	9	141	9	159
The Group has significant net operating loss carry-forwards in Luxembourg of €52 million, as well as foreign jurisdictions including the United States of €958 million (€556 million federal and €402 million state and local), the United Kingdom of €40 million, India of €91 million and other foreign jurisdictions of €21 million. In certain jurisdictions, if the Group is unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.
In the United States, a portion of both the federal and state net operating loss carry-forwards of €7 million and €38 million, respectively, are subject to an annual limitation as defined by Section 382 of the Internal Revenue Code (“Section 382”). Additionally, the losses are generated after January 1, 2018 so they can be carried forward indefinitely but are subject to an 80% taxable income limitation upon utilization.
The Group’s most significant tax jurisdictions are Sweden and the U.S. (both at the federal level and in various state jurisdictions). In the U.S., tax years beginning in or after 2019 and 2021 remain open to tax authority examinations at the state and federal level, respectively. In Sweden, tax years beginning in or after 2020 remain open to adjustment. U.S. tax loss and tax credit carry-forwards generated in periods prior to 2014 remain open to adjustment through the end of the statute of limitations related to the year the carry-forward is used to offset taxable income. Certain of the Group’s subsidiaries are currently under examination by national, and in the case of the U.S. national and state level, tax authorities for tax years from 2013-2022. These examinations may lead to adjustments to the Group’s taxes.
The Group is in scope of the OECD Pillar Two model rules (“the P2 Model Rules” or “P2 Rules”). The legislation was effective for the Group’s financial year beginning January 1, 2024. The rules impose a minimum 15% effective tax rate, based on the P2 Rules, applicable in each jurisdiction in which the Group operates. The OECD and participating countries have enacted (or are in the process of enacting) legislation and issue administrative guidance in jurisdictions in which the Group operates, including Luxembourg and Sweden.

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
9.    Earnings/(loss) per share
Basic earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted earnings/(loss) per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted earnings/(loss) per share when their effect is dilutive. The computation of earnings/(loss) per share for the respective periods is as follows:

	2025	2024	2023
	(in € millions, except share and per share data)
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	2,212	1,138	(532)
Shares used in computation:
Weighted-average ordinary shares outstanding	205,412,951	200,622,518	194,732,304
Basic earnings/(loss) per share attributable to owners of the parent	10.77	5.67	(2.73)
Diluted earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	2,212	1,138	(532)
Net earnings/(loss) used in the computation of diluted earnings/(loss) per share	2,212	1,138	(532)
Shares used in computation:
Weighted-average ordinary shares outstanding	205,412,951	200,622,518	194,732,304
Stock options	3,741,907	4,407,037	—
Restricted stock units	1,344,826	1,939,539	—
Other contingently issuable shares	9,489	21,275	—
Diluted weighted average ordinary shares	210,509,173	206,990,369	194,732,304
Diluted earnings/(loss) per share attributable to owners of the parent	10.51	5.50	(2.73)
Potential dilutive securities that were not included in the diluted earnings/(loss) per share calculations because they would be anti-dilutive for the periods presented, but could potentially dilute earnings per share in the future, were as follows:

	2025	2024	2023
Employee options	352,622	842,401	12,429,245
Restricted stock units	—	18,208	2,554,925
Other contingently issuable shares	—	—	36,898
Warrants	—	—	800,000
Exchangeable Notes	—	2,911,500	2,911,500
10.    Leases
The Group leases certain properties under non-cancellable lease agreements that primarily relate to office space. The expected lease terms are up to 11 years.

Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2024	684
Increases	25
Decreases	(140)
Exchange differences	28
At December 31, 2024	597
Increases	85
Decreases	(61)
Exchange differences	(42)
At December 31, 2025	579
Accumulated depreciation and impairment loss
At January 1, 2024	(384)
Depreciation charge	(44)
Impairment charge	(25)
Decreases	99
Exchange differences	(17)
At December 31, 2024	(371)
Depreciation charge	(42)
Impairment charge	(5)
Decreases	53
Exchange differences	20
At December 31, 2025	(345)
Cost, net accumulated depreciation and impairment loss
At December 31, 2024	226
At December 31, 2025	234
Impairment of real estate assets
As a result of our Work From Anywhere program and a comprehensive review of our real estate footprint and space utilization trends (collectively, the “Office Space Optimization Initiative”), we made the strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces. In accordance with IAS 36, we recognized a non-cash impairment charge of €8 million, €43 million and €123 million for the years ended December 31, 2025, 2024, and 2023, respectively. These charges reflect the write-down of the related real estate assets, which included lease right-of-use assets, leasehold improvements, and property and equipment, to their recoverable amounts.
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
The key assumptions used to calculate the recoverable amounts of real estate assets were the sublease rental rates, vacancy periods and pre-tax discount rates, which were determined based on the nature and geographic locations of each office space that we planned to sublease. A change in the sublease rental rate, vacancy period, or discount rate assumptions may result in a recoverable amount of one or more of these assets that is above or below the current carrying amount and, therefore, there is a risk of impairment reversals or charges in a future period. We have assessed all reasonably possible changes in these key assumptions and determined that no such changes would result in a material change to the carrying values at December 31, 2025.
Impairment charges included in the consolidated statement of operations for lease right-of-use assets in connection with the Office Space Optimization Initiative were €5 million, €25 million and €74 million for the years ended December 31,

2025, 2024, and 2023, respectively. See Note 11 for information regarding impairment charges related to property and equipment assets.
Below is the roll-forward of lease liabilities:

Lease liabilities	2025	2024
	(in € millions)
At January 1	537	558
Increases	89	25
Payments (1)	(104)	(105)
Interest expense	31	36
Decreases	(9)	—
Exchange differences	(46)	23
At December 31	498	537
(1)€31 million and €36 million of interest paid on lease liabilities are included in operating activities and €73 million and €69 million of payments of lease liabilities are included in financing activities within the consolidated statement of cash flows for the years ended December 31, 2025 and 2024, respectively.
Below is the maturity analysis of lease liabilities:

Lease liabilities	December 31, 2025
Maturity Analysis	(in € millions)
Less than one year	95
One to five years	296
More than five years	239
Total lease commitments	630
Impact of discounting remaining lease payments	(132)
Total lease liabilities	498
Lease liabilities included in the consolidated statement of financial position
Current	65
Non-current	433
Total	498
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €5 million and €4 million for the years ended December 31, 2025 and 2024, respectively. Additionally, the Group has entered into certain lease agreements with approximately €53 million of commitments, which had not commenced as of December 31, 2025, and, as such, have not been recognized in the consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the consolidated statement of financial position was 5.9% as of December 31, 2025.
During the year ended December 31, 2025, the Group entered into agreements to sublease a portion of its leased offices under finance leases. Below is the roll-forward of finance lease receivables:

Finance lease receivables	2025	2024
	(in € millions)
At January 1	76	—
Additions	9	69
Interest income	8	6
Payments received	(4)	(1)
Exchange differences	(8)	2
At December 31	81	76

Below is the maturity analysis of finance lease receivables:

Finance lease receivables	2025
Maturity Analysis	(in € millions)
Less than one year	15
One to five years	58
More than five years	41
Total lease payments receivable	114
Unearned finance income	(33)
Total finance lease receivables	81
Finance lease receivables included in the consolidated statement of financial position
Current	12
Non-current	69
Total	81
11.    Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2024	93	444	537
Additions	8	4	12
Disposals	(5)	(69)	(74)
Exchange differences	5	15	20
At December 31, 2024	101	394	495
Additions	47	15	62
Disposals	(5)	(28)	(33)
Exchange differences	(7)	(33)	(40)
At December 31, 2025	136	348	484
Accumulated depreciation and impairment loss
At January 1, 2024	(79)	(211)	(290)
Depreciation charge	(10)	(31)	(41)
Impairment charge	(1)	(17)	(18)
Disposals	6	46	52
Exchange differences	(3)	(7)	(10)
At December 31, 2024	(87)	(220)	(307)
Depreciation charge	(7)	(30)	(37)
Impairment charge	—	(3)	(3)
Disposals	5	23	28
Exchange differences	6	17	23
At December 31, 2025	(83)	(213)	(296)
Cost, net accumulated depreciation and impairment loss
At December 31, 2024	14	174	188
At December 31, 2025	53	135	188
Impairment charges included in the consolidated statement of operations for leasehold improvements and property and equipment in connection with the Office Space Optimization Initiative were €3 million, €18 million and €49 million for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 10 for information regarding impairment charges related to lease right-of-use assets.
The Group had €39 million and €7 million of property and equipment and leasehold improvements that were not placed into service as of December 31, 2025 and 2024, respectively.
12.    Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2024	68	168	236	1,137	1,373
Additions	3	—	3	—	3
Write-off of fully amortized intangible assets	(7)	(23)	(30)	—	(30)
Reclassifications	—	(10)	(10)	—	(10)
Exchange differences	—	6	6	64	70
At December 31, 2024	64	141	205	1,201	1,406
Additions	8	4	12	—	12
Acquisitions	—	5	5	6	11
Write-off of fully amortized intangible assets	(35)	(5)	(40)	—	(40)
Exchange differences	—	(12)	(12)	(124)	(136)
At December 31, 2025	37	133	170	1,083	1,253
Accumulated amortization
At January 1, 2024	(55)	(97)	(152)	—	(152)
Amortization charge	(8)	(28)	(36)	—	(36)
Write-off of fully amortized intangible assets	7	23	30	—	30
Reclassifications	—	6	6	—	6
Exchange differences	—	(5)	(5)	—	(5)
At December 31, 2024	(56)	(101)	(157)	—	(157)
Amortization charge	(4)	(19)	(23)	—	(23)
Write-off of fully amortized intangible assets	35	5	40	—	40
Exchange differences	—	11	11	—	11
At December 31, 2025	(25)	(104)	(129)	—	(129)
Cost, net accumulated amortization
At December 31, 2024	8	40	48	1,201	1,249
At December 31, 2025	12	29	41	1,083	1,124
Amortization charges related to intangible assets of €20 million, €30 million and €35 million in 2025, 2024, and 2023, respectively, are included in research and development in the consolidated statement of operations. There were no impairment charges for goodwill in 2025, 2024, and 2023, respectively. There were no impairment charges for intangible assets in 2025. We recorded immaterial impairment charges for intangible assets in 2024 and 2023.
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

	Premium	Ad-Supported	Premium	Ad-Supported
	2025	2025	2024	2024
	(in € millions)
Goodwill	266	817	279	922

Valuation methodology
The Group performed its annual impairment test in the fourth quarter of 2025. The recoverable amount of the Premium and Ad-Supported operating segments are assessed using a fair value less costs of disposal (“FVLCD”) model. The FVLCD valuation is considered a level 3 in the fair value hierarchy, as it uses significant unobservable inputs. FVLCD is calculated using both the income and market valuation methods.
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
Key assumptions used in the FVLCD calculations at the impairment testing date
The key assumptions used in the income approach was the discount rate based on the weighted-average cost of capital. The discount rate was 9.0% and 10.0% for the Group’s Premium and Ad-Supported segments, respectively. The key assumptions used in the VC method and market valuation method were revenue multiples for comparable companies, which were selected based on industry similarity, financial risk, and size of each of the Group’s operating segments. For the Ad-supported segment, we applied a revenue multiple of 3.0 to the forecasted 12 months revenue preceding the assumed exit date. For the Premium segment, we applied a revenue multiple of 7.0 and 6.1 to the preceding and forecasted 12 months revenue before and after the date of the impairment test, respectively.
There are no reasonably possible changes in the key assumptions that would result in the operating segments’ carrying amounts exceeding their recoverable amounts.
13.    Restricted cash and other non-current assets

	2025	2024
	(in € millions)
Restricted cash
Lease deposits and guarantees	42	50
Other	1	2
Other non-current assets	18	16
Total	61	68
14.    Trade and other receivables

	2025	2024
	(in € millions)
Trade receivables	541	543
Less: allowance for expected credit losses	(5)	(3)
Trade receivables – net	536	540
Other	266	231
Total	802	771

Trade receivables are non-interest bearing and generally have 30 to 60 day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value.
The aging of the Group’s net trade receivables is as follows:

	2025	2024
	(in € millions)
Current	396	388
Overdue 1 – 30 days	63	73
Overdue 31 – 60 days	41	36
Overdue 60 – 90 days	20	23
Overdue more than 90 days	16	20
	536	540
The movements in the Group’s allowance for expected credit losses are as follows:

	2025	2024
	(in € millions)
At January 1	3	5
Provision for expected credit losses	10	5
Reversal of unutilized provisions	(4)	(3)
Receivables written off	(4)	(4)
At December 31	5	3
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.
15.    Other current assets

	2025	2024
	(in € millions)
Content assets	28	47
Prepaid expenses and other	75	71
Derivative assets	8	14
Total	111	132
Content asset amortization of €125 million, €188 million, and €208 million is included in cost of revenue in the consolidated statement of operations for the year ended December 31, 2025, 2024, and 2023, respectively.
During the year ended December 31, 2023, we executed a strategic realignment and reorganization plan focusing on podcast operations and rationalizing our content portfolio. In connection with this reorganization, we incurred charges of €29 million related to the write-off of content assets. These charges are included within cost of revenue in the consolidated statement of operations for the year ended December 31, 2023. There were no material charges related to the write-off of content assets recognized during the years ended December 31, 2025 and 2024.
16.    Issued share capital and other reserves
As of each of December 31, 2025, 2024, and 2023, the authorized and subscribed share capital was comprised of 403,067,339 shares, at a par value €0.000625 each. As at December 31, 2025, 2024, and 2023, the Company had 209,485,215, 207,475,133, and 201,343,630 ordinary shares issued and fully paid, respectively.
The Group has incentive stock plans under which options and restricted stock to subscribe to the Company’s share capital have been granted to certain directors and employees. Options exercised or restricted stock vesting under these plans are settled via either the issuance of new shares or issuance of shares from treasury.

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share issued by us and held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 309,932,980 and 324,732,980 beneficiary certificates outstanding as of December 31, 2025 and 2024, respectively. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked.
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant was US$281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek through D.G.E. Investments Limited upon the net settlement of the 800,000 warrants that were granted on August 23, 2021.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to US$1.0 billion of the Company’s ordinary shares. On July 29, 2025, the Company announced that the board of directors had approved an increase in the Company’s share repurchase program by an additional US$1.0 billion. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The authorization to repurchase will expire on April 21, 2026 unless renewed by decision of a general meeting of shareholders of the Company. As of December 31, 2025, the Company repurchased 1,237,497 shares for €530 million under this program. The Company repurchased 768,223 shares for €439 million (US$510 million) during the year ended December 31, 2025. As of December 31, 2025, the maximum value of shares that may yet be purchased under the share repurchase program is approximately US$1,385 million.
No dividends were paid during the year or are proposed.
All outstanding shares have equal rights to vote at general meetings.
For the years ended December 31, 2025 and 2024, the Company repurchased, in total, 2,768,223 and 6,000,000 of its own ordinary shares, respectively, and reissued 2,746,259 and 6,569,517 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. As of December 31, 2025 and 2024, the Company had 3,652,688 and 3,630,724 ordinary shares held as treasury shares, respectively.

Other reserves

	2025	2024	2023
	(in € millions)
Currency translation
At January 1	150	63	100
Currency translation	(219)	87	(37)
At December 31	(69)	150	63
Short term investments
At January 1	(7)	(4)	(18)
Gains/(losses) on fair value that may be subsequently reclassified to consolidated statement of operations	13	(7)	11
(Gains)/losses reclassified to consolidated statement of operations	(2)	3	7
Deferred tax	(3)	1	(4)
At December 31	1	(7)	(4)
Long term investments
At January 1	553	224	161
Net gains on fair value of investments held at period-end not to be subsequently reclassified to consolidated statement of operations	556	415	76
Losses on sale of long term investment reclassified to accumulated deficit	—	—	3
Deferred tax	(113)	(86)	(16)
At December 31	996	553	224
Exchangeable Notes
At January 1	(13)	(7)	3
Losses on fair value attributable to changes in credit risk	—	(8)	(14)
Deferred tax	—	2	4
At December 31	(13)	(13)	(7)
Cash flow hedges
At January 1	(5)	(3)	10
Gains/(losses) on fair value that may be subsequently reclassified consolidated statement of operations	11	(10)	(2)
(Gains)/losses reclassified to revenue	(34)	28	(44)
Losses/(gains) reclassified to cost of revenue	27	(20)	30
Deferred tax	(1)	—	3
At December 31	(2)	(5)	(3)
Share-based compensation
At January 1	2,029	1,539	1,265
Share-based compensation (Note 17)	248	268	322
Income tax impact associated with share-based compensation (Note 8)	417	359	23
Restricted stock units withheld for employee taxes	(241)	(137)	(71)
At December 31	2,453	2,029	1,539
Other reserves at December 31	3,366	2,707	1,812
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
17.    Share-based compensation
Stock Option Plans
The Company has Employee Stock Option Plans (“ESOP”) and Director Stock Option Plans (together, the “Stock Option Plans”) whereby stock options of the Company are granted to certain employees of the Group and members of its board of directors. The Stock Option Plans are accounted for as equity-settled share-based compensation transactions. For options granted under the Stock Option Plans, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The exercise price for options is payable in a fixed USD amount; therefore, the Group considers these options to be USD-denominated. The options granted to participants under the Stock Option Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested up to four years from date of grant. The options are granted with a term of five years.
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
Other Awards
In connection with the acquisition of The Ringer during 2020 and Podsights during 2022, the Company granted 34,450 and 30,824 equity instruments to certain employees of The Ringer and Podsights, respectively. Each instrument effectively represents one ordinary share of the Company, which will be issued to the holder upon vesting. The instruments vest annually over a five-year and four-year period, respectively, from the acquisition date, and vesting is contingent on continued employment. The instruments are accounted for as equity-settled share-based compensation transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument granted to certain employees of The Ringer and Podsights was US$145.14 and US$162.21, respectively.

Activity in the Group’s RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2023	3,135,407	142.23	71,717	152.50
Granted	1,379,324	121.77	—	—
Forfeited	(657,607)	134.72	—	—
Released	(1,302,199)	143.68	(34,819)	148.96
Outstanding at December 31, 2023	2,554,925	132.39	36,898	155.83
Granted	732,639	273.40	—	—
Forfeited	(135,153)	153.67	—	—
Released	(1,132,039)	156.28	(14,596)	154.15
Outstanding at December 31, 2024	2,020,372	168.81	22,302	156.93
Granted	468,617	607.07	—	—
Forfeited	(168,862)	213.20	—	—
Released	(1,002,865)	183.76	(14,596)	154.15
Outstanding at December 31, 2025	1,317,262	307.65	7,706	162.21
In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs and other contingently issuable shares. For most of our employees, when RSUs vest, the Group withholds the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued. The Group then remits cash to tax authorities on the employees’ behalf. If all the RSUs outstanding at December 31, 2025 subsequently vest, the Group estimates that it would be required to remit approximately €254 million to tax authorities over the vesting period for the years 2026 through 2029. In determining this estimate, the Group used the Company’s ordinary share price as at December 31, 2025. The actual amount remitted to tax authorities is dependent on the Company’s ordinary share price on each of the vesting dates as well as the number of awards that ultimately vest.

Activity in the Group’s stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2023	16,004,890	164.56
Granted	2,140,650	129.05
Forfeited	(1,647,782)	158.21
Exercised	(3,057,801)	128.91
Expired	(1,010,712)	190.86
Outstanding at December 31, 2023	12,429,245	165.93
Granted	663,407	284.32
Forfeited	(264,246)	155.41
Exercised	(5,933,613)	169.47
Expired	(204,366)	310.28
Outstanding at December 31, 2024	6,690,427	170.49
Granted	354,557	649.98
Forfeited	(194,558)	185.70
Exercised	(2,179,704)	187.56
Expired	(5,641)	167.29
Outstanding at December 31, 2025	4,665,081	198.32
Exercisable at December 31, 2023	5,793,791	184.98
Exercisable at December 31, 2024	2,520,115	189.66
Exercisable at December 31, 2025	2,708,669	170.61
The weighted-average contractual life for the stock options outstanding at December 31, 2025, 2024, and 2023 is 1.9 years, 2.6 years, and 2.8 years, respectively. The weighted-average share price at exercise for options exercised during 2025, 2024, and 2023 was US$630.71, US$337.09, and US$165.13, respectively. The weighted-average fair value of options granted during the years ended at December 31, 2025, 2024, and 2023 was US$227.13 per option, US$119.79 per option, and US$49.44 per option, respectively.
The stock options outstanding at December 31, 2025, 2024, and 2023 are comprised of the following:

			2025		2024		2023
Range of exercise prices (US$)			Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
25.01	to	45.00	—	0.0	—	0.0	752	0.1
45.01	to	90.00	516,365	1.8	723,791	2.8	1,101,330	3.7
90.01	to	135.00	1,422,094	1.8	1,997,219	2.8	3,362,206	3.3
135.01	to	180.00	1,349,550	1.4	2,100,527	2.4	4,639,068	2.7
180.01	to	498.98	1,018,644	2.0	1,856,703	2.5	3,325,889	2.1
498.99	to	715.44	306,557	4.3	12,187	4.8	—	0.0
715.45	to	1,084.00	51,871	4.3	—	0.0	—	0.0
			4,665,081	1.9	6,690,427	2.6	12,429,245	2.8
In determining the fair value of the stock options, the Group uses the Black-Scholes option-pricing model. The Company does not anticipate paying any cash dividends in the near future and, therefore, uses an expected dividend yield of zero in the option valuation model. The expected volatility was historically based on a weighting of the historical volatility of the Company’s common stock and the historical volatility of public companies that are comparable to the Group over the expected term of the award. In 2025, the Group transitioned to using a 100% weighting of the historical volatility of the Company’s common stock over the expected term of the award, reflecting the increased length and maturity of the Company's publicly observable trading history. The risk-free rate is based on U.S. Treasury zero-coupon rates as the exercise price is based on a fixed USD amount. The expected life of the stock options is based on historical data and current expectations.

The following table lists the inputs to the Black-Scholes option-pricing models used for stock options for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Expected volatility (%)	39.9 – 54.0	49.9 – 57.6	51.5 – 61.2
Risk-free interest rate (%)	3.5 – 4.4	3.5 – 4.9	3.5 – 4.9
Expected life of stock options (years)	2.6 – 4.8	2.6 – 4.8	2.6 – 4.8
Weighted-average share price (US$)	607.82	275.89	128.33
Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based compensation awards.
The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10%, as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2025. The following table shows the impact of these changes on stock option expense for the options granted in 2025:

2025
(in € millions)
Actual stock option expense	28
Stock option expense increase/(decrease) under the following assumption changes
Volatility decreased by 10%	(5)
Volatility increase by 10%	5
Expected life decrease by 1 year	(5)
Expected life increase by 1 year	4
The expense recognized in the consolidated statement of operations for share-based compensation is as follows:

	2025	2024	2023
	(in € millions)
Cost of revenue	5	5	5
Research and development	138	152	194
Sales and marketing	62	61	66
General and administrative	42	49	56
Total	247	267	321
Expense recognized for the year ended December 31, 2023 was inclusive of a €48 million forfeiture credit for shares forfeited as a result of strategic realignment and reorganization plans. Of this credit, €2 million was included in Cost of revenue, €27 million was included in Research and development, €8 million was included in Sales and marketing, and €11 million was included in General and administrative within the consolidated statement of operations for the year ended December 31, 2023.
18.    Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the “Issuer”), issued US$1,500 million aggregate principal amount of 0% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”), which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. As of December 31, 2025, the Exchangeable Notes are classified within current liabilities in the consolidated statement of financial position. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
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
The initial exchange rate is 1.9410 ordinary shares per US$1,000 principal amount of Exchangeable Notes, which represents an initial exchange price of approximately US$515.20 per ordinary share. The exchange rate and exchange price will be subject to customary adjustments upon the occurrence of certain events as set forth in the indenture governing the Exchangeable Notes (the “Indenture”). In addition, if certain corporate events that constitute a make-whole fundamental change occur as set forth in the Indenture, then the exchange rate will, in certain circumstances, be increased for a specified period of time.
The circumstances required to allow the noteholders to exchange their Exchangeable Notes, as outlined in the Indenture, have been met since June 30, 2025. The Exchangeable Notes are exchangeable through close of business on March 12, 2026. The Group has elected to settle all exchanges on or after December 15, 2025 in cash.
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
The circumstances required to allow the Issuer to redeem the Exchangeable Notes were not met as of December 31, 2025. In addition, the Issuer will have the right to redeem all, but not less than all, of the Exchangeable Notes if certain changes in tax law as set forth in the Indenture occur. In addition, calling any Exchangeable Note for redemption will constitute a make-whole fundamental change with respect to that Exchangeable Note, in which case the exchange rate applicable to the exchange of that Exchangeable Note will be increased in certain circumstances if it is exchanged after it is called for redemption.
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
The fair value of the Exchangeable Notes as of December 31, 2025 was €1,458 million. See Note 22 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.
During the year ended December 31, 2025, noteholders of a portion of the Group’s Exchangeable Notes exchanged US$422 thousand in principal of Exchangeable Notes. The Exchangeable Notes that were exchanged were settled in cash at the Group’s election.

19.    Trade and other payables

	2025	2024
	(in € millions)
Trade payables	783	933
Value added tax and sales taxes payable	380	335
Other current liabilities	31	74
Total	1,194	1,342
Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.
20.    Accrued expenses and other liabilities

	2025	2024
	(in € millions)
Non-current
Other accrued liabilities	2	5
Total	2	5
Current
Accrued fees to rights holders	1,950	1,695
Accrued salaries, vacation, severance, and related taxes	100	119
Accrued social costs for options and RSUs	217	217
Other accrued expenses	257	241
Lease liabilities	65	75
Total	2,589	2,347

21.    Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2024	11	13	24
Additional provisions	7	3	10
Reversal of unutilized amounts	(2)	(3)	(5)
Exchange differences	—	1	1
Utilized	—	(2)	(2)
Carrying amount at December 31, 2024	16	12	28
Additional provisions	6	33	39
Reversal of unutilized amounts	—	(4)	(4)
Exchange differences	(1)	(2)	(3)
Utilized	(3)	(3)	(6)
Carrying amount at December 31, 2025	18	36	54
As at December 31, 2024
Current portion	16	9	25
Non-current portion	—	3	3
As at December 31, 2025
Current portion	18	33	51
Non-current portion	—	3	3
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
As of April 2019, Spotify USA Inc.’s settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that Spotify USA Inc. unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against Spotify USA Inc. in the U.S. District Court for the Middle District of Tennessee, alleging both that Spotify USA Inc. does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. In August 2024, the court granted partial summary judgment for Spotify USA Inc. against Eight Mile Style, LLC, holding that all of Eight Mile Style’s claims are barred. The case was dismissed in December 2025.
Other
The Group has provisions that relate primarily to potential tax obligations other than income tax in various jurisdictions. The Group recognizes provisions for claims on taxes other than income tax when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.
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

Financial risk management is centralized within our treasury function (“Treasury”), which is responsible for the management of financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve. Treasury operates within the limits and policies authorized by the board of directors.
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
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to US$1.0 billion of the Company’s ordinary shares. On July 29, 2025, the Company announced that the board of directors had approved an increase in the Company’s share repurchase program by an additional US$1.0 billion. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The authorization to repurchase will expire on April 21, 2026 unless renewed by decision of a general meeting of shareholders of the Company. As of December 31, 2025, the Company repurchased 1,237,497 shares for €530 million under this program. The Company repurchased 768,223 shares for €439 million (US$510 million) during the year ended December 31, 2025. As of December 31, 2025, the maximum value of shares that may yet be purchased under the share repurchase program is approximately US$1,385 million.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s approach to capital allocation of prioritizing profitable growth while maintaining a balance sheet that can support our long term strategy. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.
The Group is not subject to any externally imposed capital requirements.
Credit risk management
Financial assets such as cash and cash equivalents and short term investments carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk averse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and, at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-average maturity of the portfolio shall not be greater than 2.25 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all investments (classified as cash and cash equivalents and short term investments) within 90 days. At December 31, 2025 and 2024, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €9,467 million and €7,448 million, respectively. No credit losses were incurred during 2025 or 2024 on these investments.
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

Liquidity risk management
Liquidity risk is the Group’s risk of not being able to meet the short term payment obligations due to insufficient funds. The Group has internal control processes and contingency plans for managing liquidity risk. A centralized cash pooling process enables the Group to manage liquidity surpluses and deficits according to the actual needs at the group and subsidiary level. The liquidity management takes into account the maturities of financial assets and financial liabilities, including maturity of the Exchangeable Notes on March 15, 2026, and estimates of cash flows from operations.
The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2025	2024
	(in € millions)
Liquidity
Short term investments	4,209	2,667
Cash equivalents	3,525	3,550
Cash at bank and on hand	1,733	1,231
Liquidity position	9,467	7,448
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
The table below shows the immediate impact on income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure at December 31, 2025 and 2024. The impact on income before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2025	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
Decrease in income before tax	(14)	(26)	(31)

2024	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Decrease)/increase in income before tax	(16)	(11)	70

(ii)Translation exposure sensitivity
Translation exposure exists due to the translation of the results and financial position of all of the Group entities that have a functional currency different from the presentation currency of Euro. The impact on the Group’s equity would be approximately €276 million and €207 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2025 and 2024, respectively.

Interest rate risk management
Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The Group’s exposure to interest rate risk is related to its interest-bearing assets, including its cash and cash equivalents and debt securities held at fair value through other comprehensive income. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point decrease or increase in interest rates would have resulted in a change in interest income earned on our cash and cash equivalents and short term investments of €85 million and €54 million for the years ended December 31, 2025 and 2024, respectively.
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
Other share price risk
Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that the Group is subject to in various countries in which the Group operates. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and the Company’s share price. Changes in the accrual are recognized in operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, there will be a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. A 10% decrease or increase in the Company’s ordinary share price would have resulted in a change of €29 million or €30 million, respectively, in the accrual for social costs on outstanding share-based compensation awards at December 31, 2025, and a change of €33 million at December 31, 2024.
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

Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group’s currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the consolidated statement of operations was approximately €1,743 million and €1,050 million, respectively, as of December 31, 2025 and approximately €1,609 million and €1,014 million as of December 31, 2024, respectively. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the statement of operations as of December 31, 2025:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Canadian dollar (CAD)	Norwegian krone (NOK)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	533	689	446	1,065	1,811	135
Cost of revenue	308	408	266	683	1,155	91
Total	841	1,097	712	1,748	2,966	226
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
Fair values
The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. The Group measures its finance lease receivables as described in Note 2. The carrying amount of our finance lease receivables is considered to approximate their fair value at December 31, 2025 and December 31, 2024. The Group measures its lease liabilities as described in Note 2. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group’s financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy. The different levels have been defined in Note 2.

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2025
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	3,525	—	—	3,525
Short term investments:
Money market funds	826	—	—	826
Government securities	370	—	—	370
Agency securities	—	2	—	2
Corporate notes	—	525	—	525
Collateralized reverse purchase agreements	—	1,751	—	1,751
Fixed income funds	735	—	—	735
Derivatives (designated for hedging):
Foreign exchange forwards	—	8	—	8
Long term investments	2,111	—	70	2,181
Total financial assets at fair value by level	7,567	2,286	70	9,923
Financial liabilities at fair value
Exchangeable Notes	—	—	1,458	1,458
Derivatives (designated for hedging):
Foreign exchange forwards	—	10	—	10
Total financial liabilities at fair value by level	—	10	1,458	1,468

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2024
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	3,550	—	—	3,550
Short term investments:
Money market funds	263	—	—	263
Government securities	676	9	—	685
Corporate notes	—	908	—	908
Collateralized reverse purchase agreements	—	695	—	695
Fixed income funds	116	—	—	116
Derivatives (designated for hedging):
Foreign exchange forwards	—	14	—	14
Long term investments	1,550	—	85	1,635
Total financial assets at fair value by level	6,155	1,626	85	7,866
Financial liabilities at fair value
Exchangeable Notes	—	—	1,539	1,539
Derivatives (designated for hedging):
Foreign exchange forwards	—	20	—	20
Total financial liabilities at fair value by level	—	20	1,539	1,559
The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the years ended December 31, 2025 and 2024, there were no transfers between levels in the fair value hierarchy.

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
The table below presents the changes in the investment in TME:

	2025	2024	2023
	(in € millions)
At January 1	1,550	1,154	1,094
Changes in fair value recorded in other comprehensive income	561	396	60
At December 31	2,111	1,550	1,154
A 10% decrease or increase in TME’s share price would have resulted in a fair value of the Group’s long term investment in TME ranging from €1,900 million to €2,322 million at December 31, 2025 and €1,395 million to €1,705 million at December 31, 2024.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.
Warrants
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited, an entity indirectly wholly owned by him. The exercise price of each warrant was US$281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek through D.G.E. Investments Limited upon the net settlement of the 800,000 warrants that were granted on August 23, 2021. Refer to Note 25. As of December 31, 2025 and December 31, 2024, there were no outstanding warrants.
The previously outstanding warrants were measured on a recurring basis in the consolidated statement of financial position and were Level 3 financial instruments recognized at fair value through the consolidated statement of operations. The warrants were valued using a Black-Scholes option-pricing model.
The table below presents the changes in the warrants liability:

	2025	2024	2023
	(in € millions)
January 1	—	3	1
Changes in fair value recognized in consolidated statement of operations	—	33	2
Issuance of ordinary shares upon net settlement of warrants	—	(36)	—
At December 31	—	—	3
The warrant liability as of December 31, 2023 was included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value was recognized within finance income or costs in the consolidated statement of operations.
Long term investments – other
The Group has interests in certain long term investments, the most significant of which is our equity investment in DK Holdco, LLC (“DistroKid”), an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive income. The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by applying market multiples to the projected financial performance. The key assumptions used to estimate the fair value of these equity investments include market multiples of revenue or earnings before interest, income taxes, depreciation and amortization for benchmark companies used to estimate business enterprise value.

The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2025	2024	2023
	(in € millions)
At January 1	85	61	43
Initial recognition of long term investment	1	1	3
Changes in fair value recorded in other comprehensive income held at period-end	(5)	19	16
Changes in fair value recognized in consolidated statement of operations	(2)	1	—
Return of capital	—	(2)	—
Effect of changes in foreign exchange rates	(9)	5	(1)
At December 31	70	85	61

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
The table below presents the changes in the Exchangeable Notes:

	2025	2024
	(in € millions)
At January 1	1,539	1,203
Changes in fair value recognized in consolidated statement of operations	123	240
Changes in fair value recorded in other comprehensive income	—	8
Effect of changes in foreign exchange rates	(204)	88
At December 31	1,458	1,539
The change in estimated fair value is recognized within finance income/(costs) in the consolidated statement of operations, excluding changes in fair value due to changes in the Issuer’s own credit risk, which are recognized in other comprehensive income and will not be reclassified to the consolidated statement of operations.
The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. As of December 31, 2025, a weight of 50% was applied to the binomial option pricing model and a weight of 50% was applied to the price of the Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

	2025	2024
Risk free rate (%)	3.67	4.18
Discount rate (%)	5.44	5.95
Volatility (%)	40.0	40.0
Share price (US$)	580.71	447.38
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,449 million to €1,468 million at December 31, 2025. A 10% decrease or increase in the Company’s ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,408 million to €1,520 million at December 31, 2025. A decrease or increase of 100 basis points in credit spread would have resulted in no change to the fair value of the Exchangeable Notes at December 31, 2025.

23.    Segment information
The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is generated primarily through the sale of advertising across the Group’s music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs were recorded in the Ad-Supported segment prior to 2025. Beginning in 2025, as part of the Spotify Partner Program initiative, an enhanced video podcast experience was launched for subscribers to our Premium Service. Podcast content costs attributable to this new experience for subscribers to our Premium Service are recorded in the Premium segment. The costs of providing audiobook content as part of a subscription are recorded in the Premium segment. The remaining costs that are not specifically associated with either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2025	2024	2023
	(in € millions)
Premium
Revenue	15,350	13,819	11,566
Cost of revenue	10,184	9,324	8,231
Gross profit	5,166	4,495	3,335
Ad-Supported
Revenue	1,836	1,854	1,681
Cost of revenue	1,506	1,625	1,619
Gross profit	330	229	62
Consolidated
Revenue	17,186	15,673	13,247
Cost of revenue	11,690	10,949	9,850
Gross profit	5,496	4,724	3,397
Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group’s income/(loss) before tax is as follows:

	2025	2024	2023
	(in € millions)
Segment gross profit	5,496	4,724	3,397
Research and development	(1,393)	(1,486)	(1,725)
Sales and marketing	(1,426)	(1,392)	(1,533)
General and administrative	(479)	(481)	(585)
Finance income	292	328	161
Finance costs	(266)	(352)	(220)
Income/(loss) before tax	2,224	1,341	(505)
For the twelve months ended December 31, 2024, charges of €14 million related to impairment of real estate assets were included within cost of revenue in the Ad-Supported segment. For the twelve months ended December 31, 2023, charges of €29 million related to the write-off of content assets, €12 million of employee severance costs, €8 million of contract terminations and other related costs, and €6 million of real estate impairment charges were included within cost of revenue in the Ad-Supported segment. There were no similar material charges included within cost of revenue in the Ad-supported segment during the year ended December 31, 2025. See Note 10, Note 15 and Note 5 for additional information.
Revenue by country

	2025	2024	2023
	(in € millions)
United States	6,470	6,136	5,225
Luxembourg	13	10	9
Other countries	10,703	9,527	8,013
Total	17,186	15,673	13,247
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up 10% or more of total revenue included in “Other countries.”
Non-current assets by country
Non-current assets for this purpose consist of property and equipment and lease right-of-use assets.

	2025	2024	2023
	(in € millions)
Sweden	102	67	84
United States	226	270	387
Other countries	94	77	76
Total	422	414	547
As of December 31, 2025, 2024, and 2023, the Group held no property and equipment in Luxembourg.

24.    Commitments and contingencies
Obligations under leases
See Note 10 for lease obligations.
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content, as at December 31:

	2025	2024	2023
	(in € millions)
Not later than one year	1,123	3,021	1,055
Later than one year but not more than five years	1,490	1,399	3,610
Total	2,613	4,420	4,665
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain content and marketing commitments as at December 31:

	2025	2024	2023
	(in € millions)
Not later than one year	626	598	453
Later than one year but not more than five years	896	1,021	1,369
More than five years	53	68	83
Total	1,575	1,687	1,905
Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters relating to intellectual property, data protection, consumer protection, employment, and contractual rights. As a general matter, the music and other content made available on the Group’s Service are licensed to the Group by various third parties. Many of these licenses allow rights holders or other authorized parties to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group is subject to ongoing non-income tax audits in several jurisdictions. Tax authorities in certain jurisdictions have challenged our positions. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal or tax matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.
On May 16, 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc. in the U.S. District Court for the Southern District of New York (Mechanical Licensing Collective v. Spotify USA Inc., No. 1:24-cv-03809), alleging that beginning with its March 2024 reporting, Spotify USA Inc. improperly reported and underpaid royalties for its Premium Service as a bundle that includes a monthly allocation of audiobook access. On January 29, 2025, the MLC’s lawsuit was dismissed with prejudice, with the court holding that the Premium Service is a bundle. On October 1, 2025, the MLC filed an amended complaint alleging that Spotify USA Inc. improperly valued the components of the Premium Service bundle and improperly reported royalties for the Audiobook Access Tier product. The MLC has also sought permission from the district court to seek interlocutory appeal of the court’s prior ruling that the Premium Service is a bundle under the applicable regulations. If the MLC were to ultimately be entirely successful in its claim alleging that Spotify’s Premium Service is not a bundle, then the liability in relation to the period March 1, 2024 to December 31, 2025 would be approximately €358 million, plus potential penalties and interest, which we cannot reasonably estimate. Any liability would be partially offset by direct deals with publishers.

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

	2025	2024	2023
	(in € millions)
Key management compensation
Short term employee benefits	5	7	10
Share-based compensation	32	37	33
Total	37	44	43
Other related party transactions
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Mr. Ek, through D.G.E. Investments Limited. The exercise price of each warrant was US$281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Mr. Ek through D.G.E. Investments Limited upon the net settlement of the 800,000 warrants that were granted on August 23, 2021.
During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company issued 2,000,000, 6,000,000, and 4,450,000 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans.

26.    Group information
The Company’s principal subsidiaries as at December 31, 2025 are as follows:

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
There are no material restrictions on the net assets of the Group companies.
27.    Events after the reporting period
Subsequent to the end of the reporting period, the Group signed several license agreements with certain content providers which include minimum guarantee and spend commitments of approximately €202 million over the next three years.